Form 20-F
period 2009-12-31
7 Days Group Holdings LTD
filed 2010-04-26
CIK 1434220

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to             .

Commission file number: 001-34531

7 Days Group Holdings Limited

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10F, 705 GuangzhouDaDaoNan Road

Guangzhou, Guangdong 510290, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing three ordinary shares, par value US$0.125 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 149,067,932 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☒  Item 18

7 DAYS GROUP HOLDINGS LIMITED

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our” and “7 Days Inn” refer to 7 Days Group Holdings Limited, a Cayman Islands company, and its subsidiaries;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•

“conversion” with respect to our leased-and-operated hotels and managed hotels means the renovations and leasehold improvements undertaken to convert an existing real estate property into a leased-and-operated hotel or a managed hotel;

•

“conversion costs” with respect to our leased-and-operated hotels includes costs incurred during the construction and installation of leasehold improvements for our leased-and-operated hotels which are initially capitalized as construction in progress and reflected in “Property and equipment” on our balance sheet before being transferred to leasehold improvements when the assets are ready for their intended use, at which time depreciation commences, but excluding rent expense and other miscellaneous expenses such as staff costs which are expensed as incurred;

•	“LIBOR” refers to the London Interbank Offered Rate;

•	“occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period;

•	“our hotels” refers, collectively, to our leased-and-operated hotels and our managed hotels;

•

“RevPAR” represents revenue per available hotel room, which is calculated by dividing total hotel room revenues by the total number of hotel rooms available to rent in a given period or by multiplying average daily rates and occupancy rates in a given period;

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•

“shares” or “ordinary shares” refers to our ordinary shares, and “preferred shares” refers to our Series A preferred shares, Series B preferred shares and Series C preferred shares, collectively. All of our preferred shares converted into ordinary shares in connection with the completion of our initial public offering of ADSs in November 2009, or the IPO.

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009 and audited consolidated balance sheets as of December 31, 2008 and 2009.

We completed our IPO of 11,615,000 ADSs, each representing three ordinary shares, on November 25, 2009. Our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “SVN.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in Item 3.D, “Key Information – Risk Factors,” “Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” Item 8, “Financial Information,” and Item 11, “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D, “Key Information – Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to convert new hotels at desirable locations in a timely and cost-effective manner;

•	our ability to successfully continue our managed hotel strategy;

•	trends and competition in our industry;

•	our ability to attract guests and leverage our brand;

•	our ability to leverage our 7 Days Club, member-to-member social network system, eCommerce platform and integrated proprietary information technology platform, or IT system;

•	expected changes in our revenues and certain cost or expense items; and

•	PRC governmental policies and regulations relating to our business.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Industry and Market Data

This annual report also contains statistical data, market data and other industry data which we obtained from independent sources, including industry publications and publicly available information. Although we believe that these sources are reliable, we have not verified the information and cannot assure you that such information is accurate or complete.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009, the selected consolidated statement of cash flows data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009, were derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2005 and 2006, the selected consolidated statement of cash flows data for the years ended December 31, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007, were derived from our audited consolidated financial statements not included in this annual report. The following consolidated financial data summary for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” below.

Our historical results for any prior period are not necessarily indicative of results to be expected for any future periods.

Consolidated Statement of Operations Data:

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Revenues	14,007	54,852	252,799	721,434	1,141,315	167,203

Operating costs and expenses(1):
Rent expense	(7,128)	(26,748)	(130,933)	(295,595)	(351,945)	(51,560)
Staff costs	(2,336)	(10,280)	(49,050)	(164,922)	(203,942)	(29,878)
Depreciation and amortization	(1,461)	(5,585)	(26,808)	(88,939)	(144,417)	(21,157)
Hotel supplies	(1,832)	(5,772)	(21,739)	(49,331)	(59,392)	(8,701)
Utilities	(1,271)	(4,301)	(19,059)	(57,511)	(90,542)	(13,264)
Others	(869)	(6,254)	(25,652)	(73,906)	(121,312)	(17,773)

Hotel operating costs	(14,897)	(58,940)	(273,241)	(730,204)	(971,550)	(142,333)
Sales and marketing expenses(1)(2)	(2,869)	(4,168)	(13,690)	(36,897)	(30,824)	(4,515)
General and administrative expenses(1)(2)	(22,396)	(12,139)	(56,149)	(93,631)	(65,074)	(9,533)

Total operating costs and expenses	(40,162)	(75,247)	(343,080)	(860,732)	(1,067,448)	(156,381)

Income (loss) from operations	(26,155)	(20,395)	(90,281)	(139,298)	73,867	10,822

Other income (expense):
Interest income	74	279	3,185	2,395	3,669	538
Interest expense	—	(568)	(31,233)	(84,470)	(81,867)	(11,994)
Loss on debt extinguishment	—	—	—	—	(26,477)	(3,879)
Change in fair value of ordinary share purchase warrants	—	—	(2,241)	10,484	(76,376)	(11,189)
Equity in income (loss) of an affiliate	—	(267)	167	186	23	3
Loss before income taxes	(26,081)	(20,951)	(120,403)	(210,703)	(107,161)	(15,699)
Income tax benefit (expense)	(141)	(535)	(3,262)	781	4,952	726

Net loss	(26,222)	(21,486)	(123,665)	(209,922)	(102,209)	(14,973)
Loss (income) attributable to noncontrolling interests	—	—	933	(608)	(1,745)	(256)

Net loss attributable to 7 Days Group Holdings Limited shareholders	(26,222)	(21,486)	(122,732)	(210,530)	(103,954)	(15,229)

Deemed dividends to Series C convertible preferred shareholders	—	—	—	—	(28,993)	(4,248)

Net loss attributable to 7 Days Group Holdings Limited ordinary shareholders	(26,222)	(21,486)	(122,732)	(210,530)	(132,947)	(19,447)

Basic and diluted net loss per ordinary share	(3,483.73)	(0.87)	(2.05)	(3.51)	(1.93)	(0.28)

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

Hotel operating costs (staff costs)	—	(111)	(898)	(3,584)	(1,795)	(263)

Sales and marketing expenses	—	(204)	(227)	(1,163)	(678)	(99)

General and administrative expenses	(303)	(1,436)	(14,508)	(22,474)	(8,939)	(1,310)

Total	(303)	(1,751)	(15,633)	(27,221)	(11,412)	(1,672)

(2)	Includes depreciation and amortization expenses as follows:

	For the year ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

Sales and marketing expenses	(14)	(20)	(22)	(57)	(33)	(5)

General and administrative expenses	(104)	(104)	(265)	(1,200)	(1,723)	(252)

Total	(118)	(124)	(287)	(1,257)	(1,756)	(257)

Consolidated Balance Sheet Data:

	December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
ASSETS

Current assets:

Cash	10,257	8,034	179,174	283,850	341,370	50,011
Restricted cash	—	—	159,710	51,381	—	—
Pledged bank deposits	—	—	—	3,977	5,400	791
Short-term investment	—	—	—	—	293,613	43,015
Accounts receivable	40	173	2,034	3,465	4,557	668
Prepaid rent	322	13,323	57,616	61,733	64,509	9,451
Other prepaid expenses and current assets	2,751	6,023	28,893	46,872	48,392	7,089
Amounts due from related parties	1,985	—	—	59	—	—
Deferred tax assets	38	38	22	1,864	7,551	1,106

Total current assets	15,393	27,591	427,449	453,201	765,392	112,131

Property and equipment, net	26,420	121,819	590,141	962,976	1,013,500	148,478
Rental deposits	1,897	7,184	29,059	39,117	38,297	5,610
Investment in and advances to an affiliate	—	1,600	1,379	1,358	1,359	199
Other assets			26,672	16,542
Deferred tax assets	356	433	225	2,221	15,867	2,325

Total assets	44,066	158,627	1,074,925	1,475,415	1,834,415	268,743

LIABILITIES AND EQUITY (DEFICIT)

Current liabilities:

Accounts payable	4,890	25,881	190,282	273,133	141,056	20,664
Short-term bank borrowings	—	—	30,000	—	—	—
Bills payable	—	—	—	13,676	17,142	2,511
Accrued expenses and other payables	2,380	9,709	61,190	108,074	162,164	23,757
Amounts due to related parties	2,931	388	1,875	162	162	24
Income taxes payable	368	840	2,037	1,844	5,965	874
Advances from shareholders	40,465	—	—	—	—	—

Total current liabilities	51,034	36,818	285,384	396,889	326,489	47,830

Senior notes payable	—	—	517,048	504,142	—	—
Long-term bank borrowings	—	—	—	—	110,000	16,115
Borrowings from related parties	—	—	7,514	7,101	3,233	474
Accrued lease payments	2,510	12,454	62,513	99,373	116,896	17,125
Ordinary share purchase warrants	—	—	75,444	60,277	—	—
Refundable deposits	—	—	—	—	24,250	3,553
Deferred revenue	114	1,341	6,418	5,732	5,046	740

Total liabilities	53,658	50,613	954,321	1,073,514	585,914	85,837

Series A convertible preferred shares:
Par value: US$0.125; Authorized: 16,000,000 shares; Issued and outstanding: 15,724,432 shares in 2008 and nil in 2009	—	78,294	78,294	78,294	—	—

Series C convertible preferred shares:
Par value: US$ 0.125; Authorized: 21,533,387 shares; Issued and outstanding: 21,533,387 shares in 2008 and nil in 2009	—	—	—	436,428	—	—

Equity (deficit):
Series B convertible preferred shares:
Par value: US$0.125; Authorized: 8,000,000 shares; Issued and outstanding: 7,862,216 shares in 2008 and nil in 2009	—	—	7,523	7,523	—	—
Ordinary shares:
Par value: US$0.125; Authorized 150,000,000 shares in 2008 and 225,000,000 shares in 2009 Issued and outstanding: 60,000,000 shares in 2008 and 149,067,932 shares in 2009	8	61,502	61,502	61,502	140,377	20,565
Subscription receivable	—	(1,418)	(1,418)	(1,418)	—	—
Additional paid-in capital	17,264	19,015	141,868	169,089	1,559,458	228,462
Accumulated other comprehensive income	(641)	(1,670)	3,034	30,304	30,696	4,497
Accumulated deficit	(26,223)	(47,709)	(170,441)	(380,971)	(484,925)	(71,042)

Total 7 Days Group Holdings Limited shareholders’ equity (deficit)	(9,592)	29,720	42,068	(113,971)	1,245,606	182,482
Noncontrolling interests	—	—	242	1,150	2,895	424

Total equity (deficit)	(9,592)	29,720	42,310	(112,821)	1,248,501	182,906

Commitments and contingencies	—	—	—	—	—	—

Total liabilities and equity (deficit)	44,066	158,627	1,074,925	1,475,415	1,834,415	268,743

Consolidated Statement of Cash Flows Data:

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by (used in) operating activities	(5,841)	(11,928)	(43,558)	4,436	248,629	36,424
Net cash used in investing activities	(26,664)	(84,360)	(338,024)	(404,959)	(620,074)	(90,841)

Net cash provided by financing activities	35,523	95,094	556,727	510,034	428,802	62,820

Effect of foreign currency exchange rate changes on cash	(641)	(1,029)	(4,005)	(4,835)	163	24

Net increase (decrease) in cash	2,377	(2,223)	171,140	104,676	57,520	8,427

Cash at beginning of year	7,880	10,257	8,034	179,174	283,850	41,584

Cash at end of year	10,257	8,034	179,174	283,850	341,370	50,011

Selected Operating Data:

	As of and for the year ended December 31,
	2005	2006	2007	2008	2009

Hotels in operation(1)	5	24	106	223	337
Leased-and-operated hotels	5	23	103	206	236
Managed hotels(2)	—	1	3	17	101

Hotels under conversion(1)	2	19	86	49	64
Leased-and-operated hotels	2	19	84	34	6
Managed hotels	—	—	2	15	58

Total hotel rooms for hotels in operation(1)	543	2,678	11,399	22,352	32,836
Leased-and-operated hotels	543	2,557	11,057	20,697	23,764
Managed hotels	—	121	342	1,655	9,072

Total hotel rooms for hotels in conversion(1)	209	2,153	7,364	4,821	6,168

Number of cities covered for hotels in operation(1)	2	7	20	33	54

Average occupancy rate(3)	68.2%	93.0%	88.0%	88.1%	88.3%
Leased-and-operated hotels	68.2%	93.2%	88.2%	88.4%	89.2%
Managed hotels	—	89.9%	83.8%	83.3%	82.8%

Average daily rate (in RMB)	181.7	163.0	158.1	159.9	159.6
Leased-and-operated hotels	181.7	166.0	159.0	160.4	160.0
Managed hotels	—	104.6	133.0	151.2	156.2

RevPAR (in RMB)	123.9	151.5	139.2	140.9	140.9
Leased-and-operated hotels	123.9	154.6	140.2	141.8	142.7
Managed hotels	—	94.1	111.5	126.0	129.3

(1)	As of the end of each period.
(2)	Includes one managed hotel in which we own a noncontrolling interest for each period.
(3)	Occupancy rates for certain hotels benefit from rental of the same hotel room multiple times a day.

Exchange Rate Information

Our business is conducted in China and substantially all of our net revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 16, 2010, the noon buying rate was RMB6.8253 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.3040	7.6084	7.8127	7.3040
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
October	6.8264	6.8267	6.8292	6.8248
November	6.8271	6.8271	6.8300	6.8255
December	6.8259	6.8276	6.8299	6.8260
2010

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April (through April 16, 2010)	6.8253	6.8252	6.8263	6.8229

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Industry

Our operating results are subject to conditions typically affecting the lodging industry.

Our operating results are subject to conditions typically affecting the lodging industry, including, among others:

•	changes in national, regional or local economic conditions;

•	competition from other hotels;

•	the attractiveness of our hotels to our guests;

•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;

•	adverse weather conditions, natural disasters or travelers’ fears of exposure to serious contagious diseases;

•	the performance of managerial and other employees of our hotels; and

•	increases in operating costs and expenses, particularly rents, due to inflation and other factors.

Changes in any of these conditions could adversely affect our occupancy rates, average daily rates and RevPAR, or otherwise adversely affect our results of operations and financial condition.

If we are unable to compete successfully, our financial condition and results of operations may be harmed.

The lodging industry in China is highly competitive. Competition for customers primarily is based on hotel room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, quality and range of services, and guest amenities. Our primary competitors are other economy hotel chains, as well as various regional and local economy hotels and local guest houses in each of the markets in which we operate. We also compete with one-, two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels while maintaining competitive pricing. In the future, we may face increased competition from our existing competitors due to new partnerships, arrangements or investments, such as the investment by Ctrip, the leading Chinese travel website, in two of our large competitors. We may also face competition from new players in the economy hotel segment in China since developing or converting an economy hotel requires a smaller commitment of capital and human resources and the PRC government may adopt measures designed to increase the number of economy and other hotels in China. This relatively low barrier to entry potentially allows new and existing competitors to enter or expand in our markets quickly and compete with our business. New and existing competitors may offer more competitive rates, greater convenience, superior services or amenities, or superior facilities, possibly attracting guests away from our hotels and resulting in lower occupancy and average daily rates for our hotels. Competitors may also outbid us in the selection of sites for new leased-and-operated hotel conversion, negotiate better management terms for potential managed hotels or offer better terms to our existing managed hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

We may not be able to manage our expected growth, which could adversely affect our operating results.

We have experienced substantial growth since our inception. We have increased the number of hotels in our 7 Days chain in operation in China from five in 2005 to 337 as of December 31, 2009, and we intend to continue to convert, operate and manage additional hotels in markets where we have a presence and in additional cities in China. Our expansion has placed, and will continue to place, substantial demands on our managerial, financial, operational, information technology, or IT, and other resources. In order to manage and support our growth, we must continue to improve our existing managerial, operational and IT systems, including our financial and management controls, and recruit, train and retain qualified hotel management and other personnel. Our planned expansion will also require us to maintain consistent and high-quality accommodations and services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations or maintain our quality standards. If we are unable to do so, our results of operations and financial condition may be materially and adversely affected.

In addition, our expansion within markets where we already have a presence may adversely affect the financial performance of our hotels in operation in those markets and, as a result, negatively affect our overall results of operations. Furthermore, expansion into new markets may present operating and marketing challenges that are different from those that we currently encounter in our existing markets. Expansion into new markets may also cause certain of our non-financial key performance indicators to decline, such as our average daily rate, average occupancy rate and RevPAR, as new markets may have lower average hotel room rates than markets in which we currently have a presence and our new hotels tend to have a lower occupancy rate than our more mature hotels. Our inability to anticipate the changing demands that expanding operations will impose on our managerial, operational, IT, and other resources, or our failure to quickly adapt our systems and procedures to the demands of new markets, could result in lost revenues and increased expenses and otherwise harm our results of operations and financial condition.

We have a history of losses and may never achieve sustained profitability.

We have a history of net losses. For the years ended December 31, 2007, 2008 and 2009, our net losses were RMB123.7 million, RMB209.9 million and RMB102.2 million (US$15.0 million), respectively. As of December 31, 2009, we had an accumulated deficit of RMB484.9 million (US$71.0 million). We cannot anticipate when, if ever, we will become profitable. We may incur additional net losses as we expand our hotel chain and pursue our business strategy. In addition, because we recognize rent expense over the full lease term on a straight-line basis including any “free rent” lease period, we incur operating costs and expenses for hotels under conversion for which no revenues are being recognized during such period. Therefore, our income from operations will be adversely impacted during periods in which we continue to increase our number of leased-and-operated hotels, and this impact is likely to continue as we pursue our expansion strategy. Even if we do achieve profitability, we may not be able to sustain or increase our profitability in the future.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We believe that our future success depends on our ability to significantly increase revenue and maintain profitability from our operations. We have a limited operating history since we formed our company in 2004. Our limited operating history and significant growth make it difficult to evaluate our historical performance or prospects. In addition, fluctuations in results could make period-to-period comparisons difficult. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include, among others:

•	the uncertainties associated with our ability to continue our growth and maintain profitability;

•	preserving our competitive position in the economy hotel segment of the lodging industry in China;

•	offering consistent and high-quality accommodations and services to retain and attract guests;

•	implementing our growth strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences;

•	increasing awareness of our “7 Days Inn” brand and continuing to develop customer loyalty; and

•	recruiting, training and retaining qualified managerial and other personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

We expect to need additional capital and we may not be able to obtain such capital in a timely manner or on acceptable terms, or at all.

We expect to need additional capital to implement our growth strategy, remain competitive or expand our hotel network. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	economic, political and other conditions in China and elsewhere;

•	our future results of operations, financial condition and cash flows; and

•	general market conditions for capital raising activities by companies in our business.

Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain credit facilities. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and our ability to pay dividends to our shareholders. We may be unable to obtain additional capital in a timely manner or on acceptable terms, or at all, which could have a material adverse effect on our liquidity and financial condition and our ability to pursue our growth plans, particularly our ability to add more leased-and-operated hotels to our chain.

Our business is sensitive to the current global economic crisis and continued weakness in the global or Chinese economies could materially and adversely affect our revenues and results of operations.

Deterioration in the global financial markets and economic conditions has reduced and could continue to reduce business and consumer travel activities in China. Our key performance indicators and results of operations in 2008 and 2009 have been impacted by the economic slowdown and there are still great uncertainties regarding the economic conditions and the demand for travel in China in 2010. Continued turbulence in the international financial markets and economies and prolonged declines in business travel and consumer spending in China may adversely affect our liquidity and financial condition, including our ability to access the capital markets to meet liquidity needs.

We may not be able to successfully and timely identify, secure or operate additional hotel properties.

We plan to open more hotels in markets where we have a presence and additional cities in China to further grow our business. We may not be successful in identifying and leasing or managing additional hotel properties at desirable locations and on commercially reasonable terms, or at all. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors may already have operations in such cities, rental prices may increase, or our competitors may be able to gain leases of properties before we can do so. In some cases, our competitors may be willing to enter into less favorable lease or hotel management arrangements in order to prevent us from securing a particular property. Alternatively, in less developed cities, demand for our hotels may not increase as rapidly as we may expect. In addition, even if we are able to successfully identify and lease or manage new hotel properties, new hotels may not generate the returns we expect. Furthermore, we may incur costs in connection with evaluating properties and negotiating with property owners, lessors and managed hotel owners, including properties that we are subsequently unable to lease or manage. In some cases, negotiations with property owners may continue for an extended period, which may delay our anticipated conversion timeline. If we fail to successfully identify or compete for additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

We may not be able to convert hotels on a timely or cost-efficient basis, which may adversely affect our growth strategy and business prospects.

We fund and oversee the conversion of our leased-and-operated hotels. Our involvement in the conversion of leased properties presents a number of risks, including conversion delays or cost overruns, which may result in increased project costs or lost revenues. For example, a dispute with one of our construction contractors recently delayed the conversion process for several hotels under conversion. We may be unable to recover conversion costs we incur for projects that are not pursued to completion. In addition, properties that we convert could become less attractive due to market saturation or oversupply, meaning we may be unable to recover conversion costs at the expected rate, or at all. Furthermore, we may not have available cash to complete projects that we have commenced, or we may be unable to obtain financing for conversion of future properties on favorable terms, if at all. If we are unable to successfully manage our hotel conversion activities to minimize these risks, our growth strategy and business prospects may be adversely affected.

Interruption or failure of our eCommerce platform or IT system could impair our ability to effectively provide accommodations and services, which could damage our reputation.

Our ability to provide consistent and high-quality accommodations and services across our hotel chain depends on the continued operation of our eCommerce platform and IT system. Any damage to, or failure of, our eCommerce platform or IT system could interrupt our service. Our eCommerce platform and IT system are vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, hackers, fires, floods, earthquakes, interruptions in access to our toll-free numbers, or other attempts to harm our systems, and similar events. Our servers, which are maintained in Guangzhou, may also be vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant and our disaster recovery planning does not account for all possible scenarios. In addition, our eCommerce platform, IT system and related technologies may become outdated and we may not be able to replace or introduce upgrades as quickly as our competitors or within budgeted costs for such upgrades. If we experience frequent, prolonged or persistent eCommerce platform or IT system failures, the quality of our accommodations and services and our reputation could be harmed. The steps we need to take to increase the reliability and redundancy of our eCommerce platform and IT system may be costly, which could reduce our operating margin, and may not be successful in reducing the frequency or duration of any failures or service interruptions.

If the value of our brand diminishes, it could have a material adverse effect on our business and results of operations.

We believe our “7 Days Inn” brand is integral to our success, including the success of our sales and marketing efforts and our efforts to grow through hotel management arrangements. Our continued success in maintaining and enhancing our brand depends, to a large extent, on our ability to provide consistent and high-quality accommodations and services across our hotel chain, and design and introduce new accommodations and services to meet customer demands, as well as our ability to respond to competitive pressures. In addition, we and our managed hotel owners must maintain our hotels’ good condition and attractive appearance which requires ongoing renovations and other leasehold improvements, including periodic repair and replacement of furniture, fixtures and equipment. These ongoing renovations and other leasehold improvements require ongoing funding and, to the extent we or our managed hotel owners cannot fund these expenditures from existing cash or cash from operations, we or our managed hotel owners may need to borrow or raise capital through financing. We or our managed hotel owners may not be able to access capital on acceptable terms, or at all, and our managed hotel owners may be unwilling to spend capital when necessary, even if required by us. If we are unable to maintain and enhance our brand reputation, our occupancy and room rates may decline, which would adversely affect our business and results of operations.

Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.

We believe our brand, trade name, trademarks and other intellectual property are critical to our success. “7 Days Inn” is a highly recognized brand in the economy hotel segment of China’s lodging industry and the success of our business depends in part upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. We have applied for trademark registration for our “7 Days Inn” brand and logo in China, Hong Kong, the United States and Malaysia. Some of these applications have been rejected by the relevant authorities in China and Malaysia, and the remaining trademark registrations in China and elsewhere may not be granted. The unauthorized reproduction of our trademarks or the use of confusingly similar brands could diminish the value of our brand and its market acceptance, competitive advantages and goodwill. In addition, we consider our eCommerce platform and IT system to be key components of our competitive advantage and our growth strategy. We have applied for an invention patent for a method of data transmission and two utility model patents for our modular bathroom, of which we received one utility model patent so far. There can be no assurance that all of our remaining patent applications will be granted. We have received copyright registration certificates for 12 software programs developed by us None of our other proprietary and operational systems have been patented or otherwise registered as our property.

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may be costly, involve substantial management time and resources to enforce and fail to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

We also may be subject to claims for infringement, invalidity, or indemnification relating to third parties’ intellectual property rights. Such claims may be time-consuming and costly to defend, divert management attention and resources, or require us to enter into licensing agreements, which may not be available on commercially reasonable terms, or at all.

If we are not able to recruit, train and retain qualified managerial and other employees, our brand and our business may be materially and adversely affected.

Our managerial and other employees operate our hotels and interact with our guests on a daily basis and are critical to maintaining our consistent and high-quality accommodations and services, as well as our established brand and reputation. We aim to recruit, train and retain entrepreneurial, motivated and positive customer service oriented managerial and other employees with backgrounds and experience in hotel, service and other industries. We must recruit and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth. There may be a limited supply of such qualified individuals in some of the metropolitan markets in China where we have operations and other cities into which we intend to expand. In addition, criteria such as dedication to work and commitment to customer service are difficult to ascertain during the recruitment process. We also must provide continuous training to our managerial and other employees so that they can stay abreast of changes in our hotel operations and consumer preferences and demands, and meet and implement our quality standards. If we fail to recruit, train and retain qualified managerial and other employees, our quality standards may decrease in one or more of our hotels, which in turn may have a material and adverse effect on our brand, our business, and our financial condition and results of operations.

Failure to retain our senior management team and other key employees could harm our business and operations.

Our future success significantly depends upon the continuing service of our senior management team, particularly Mr. Nanyan Zheng, our chief executive officer. If one or more members of our senior management team or other key employees are unable or unwilling to continue in their present position, we may not be able to replace them easily, or at all. As a result, our business could be severely disrupted and our financial condition and results of operations could be materially and adversely affected. We do not carry key person insurance on any of our senior management team.

Our costs and expenses may remain constant or increase even if our revenues decline.

A significant portion of our operating costs for a particular period, including rent, is fixed. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately. For example, during January and February, the months during which the Chinese New Year falls, our occupancy rates tend to decline and our revenues fall, but our expenses do not vary significantly since we continue to pay rent and salary, make regular repairs, conduct maintenance and renovations, and invest in other capital improvements on a continuous basis to maintain the attractiveness of our hotels. In addition, our conversion costs may increase as a result of increasing costs of materials and our labor costs may increase over time. However, we have a limited ability to pass increased costs on to guests through hotel room rate increases. Therefore, our costs and expenses may remain constant or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

Our leases could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms and our rents could increase substantially in the future, which could materially and adversely affect our operations.

Our lease agreements with third parties for our leased-and-operated hotels typically provide, among other things, that the leases could be terminated under certain legal or factual circumstances. If our leases were terminated early, we may be entitled to amounts spent on leasehold improvements and liquidated damages but we would have to relocate our operations to other properties. We may not be able to generate revenues out of such leases and may incur additional costs in relocating such properties. Furthermore, we may have to pay losses and damages and incur other liabilities to our guests and other vendors due to potential defaults under our contracts for a particular property. As a result, our business, results of operations and financial condition could be materially and adversely affected.

We plan to renew our existing leases upon expiration. However, we may be unable to retain our leases on satisfactory terms, or at all. In particular, we may experience an increase in our rent payments and cost of revenues in connection with renegotiating our leases. If we fail to retain our leases or if a significant number of our existing leases are not renewed on satisfactory terms upon expiration, our costs may increase in the future. If we cannot pass the increased costs on to our guests through room rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which could prevent us from continuing to operate the affected hotels or increase the costs associated with operating these hotels.

We do not hold any land-use rights with respect to the land on which our leased-and-operated hotels are located nor do we own any of the hotel properties we operate. Instead, we primarily rely on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2009, 39 of our leased-and-operated hotels in operation were leased from lessors who were unable to provide us copies of title certificates for such properties. Title to these properties could be challenged and, if successful and if we are not adequately indemnified by the lessors for our related losses, these challenges could impair the conversion or operations of our hotels on such properties. In the event that we could no longer operate on such sites, the proportion of revenue from such hotels that we may lose may be higher than the proportion that such number of hotels represent of all of our hotels. As of December 31, 2009, six of our leased-and-operated hotels in operation were leased from lessors who are not the ultimate owners of such properties and no consent was obtained from the ultimate owners to sublease the hotel properties to us. These or future lessor’s failures to duly obtain the title to the property or to receive any necessary approvals from the ultimate owner or the primary lease holder, as applicable, could potentially invalidate our lease or result in the renegotiation of such lease on less favorable terms. Moreover, building ownership or leaseholds in connection with our managed hotels could be subject to similar third-party challenges, possibly invalidating those leases or resulting in renegotiated leases and, in turn, possibly harming our managed hotel operations and brand. As of December 31, 2009, eight of our leased-and-operated hotels in operation were subject to mortgages at the time the leases were signed where consent to the leases was not obtained from the respective mortgage holders. In such circumstances where consent to the lease was not obtained from the mortgage holder, the lease may not be binding on the transferee of the property if the mortgage holder forecloses on the mortgage and transfers the property, which could in turn materially and adversely affect our ability to operate the hotel facility or require us to renegotiate our lease on terms which could be substantially less favorable to us. Our managed hotel owners face similar risks. In addition to the above risks, we also face potential disputes with property owners. Such disputes, whether or not resolved in our favor, may divert management attention, involve significant cost, harm our reputation and otherwise disrupt our business.

Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels.

As an operator of hotel properties, we, our managed hotel owners and those from whom we lease properties are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. For our leased-and-operated hotels, our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2009, 190 of the properties where we lease and operate our hotels were leased from lessors who had not obtained required registrations of their leases from the relevant authorities and we continue to remind these lessors to obtain registrations under our lease agreements with them. The failure to file these leases may result in fines or penalties on our lessors. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, certain hotel properties we lease are restricted to industrial and other uses, rather than for commercial service use and we may commence hotel operations for hotels that have not yet received required commercial use zoning. The failure of our lessors to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties or the invalidity of our lease agreements, which may negatively affect our ability to operate the hotels covered under those leases. Our managed hotel owners face similar risks which could subject them to fines and possible closure of the managed hotel and, in turn, could harm our managed hotel operations and brand. Since we commenced operations and through December 31, 2009, we have been subject to fines totaling approximately RMB424,333 (US$62,165.14) for operating hotels which have not been zoned for commercial use and there can be no assurance that we will not be subject to such fines in the future or other penalties, including potentially being required to cease hotel operations at non-complying properties.

Our failure to comply with franchise regulations may result in penalties to us and could have a material adverse effect on our business.

In China, franchise activities are subject to the supervision and administration of the Ministry of Commerce and its local counterparts. Under the relevant regulations, franchisors are required to file their franchise contracts with the Ministry of Commerce or its local counterparts. We have not made the required filings for our existing management agreements and there is some uncertainly as to whether our management arrangements constitute franchising activities under these regulations. Nevertheless, we are in the process of filing our management agreements with the local counterpart of the Ministry of Commerce in Guangdong province. If relevant authorities determine that we have failed to report franchising activities in accordance with the regulations, we may be subject to fines of up to RMB100,000 (US$14,650). In that case, we may not be able to continue to conduct our business using hotel management arrangements and our business would be adversely affected.

Before entering into franchise agreements, the franchisor is required to disclose and provide specified written information to the franchisee regarding the franchise business, which includes certain proprietary information. If our management agreements are determined to be franchise agreements by relevant authorities and we have failed to disclose the required information correctly, accurately and fully, our managed hotel owners would have the right to terminate the management agreements, which could result in a material adverse effect on our business. Furthermore, franchise agreements are required to include certain provisions, such as termination rights and payment obligations. If our management agreements are determined to be franchise agreements by relevant authorities and the terms of our agreements are deemed to violate the required provisions, such terms may be treated as invalid and unenforceable by our managed hotel owners and we may be required to terminate or revise our agreements on terms more favorable to our managed hotel owners, which could materially diminish the economic value of our agreements.

We may be liable for improper use or appropriation of personal information provided by members of our 7 Days Club.

PRC laws do not prohibit us from collecting and analyzing the personal information of our 7 Days Club members and we require our members to provide certain personal information to us when they register their membership. We have taken commercially reasonable measures to keep the personal information safe and have implemented a privacy policy regarding the use of such information. However, we cannot assure you that individuals with access to personal information will abide by our privacy policy or that the personal information will not be appropriated by third parties, such as hackers, which may result in the inappropriate use or release of such information and could lead to potential lawsuits from members of our 7 Days Club and liability to us for not protecting their personal information.

We may not be able to successfully continue our managed hotel expansion.

As of December 31, 2009, we had 101 managed hotels and we intend to pursue additional hotel management arrangements as part of our growth strategy. Such arrangements generally require us to license our brand to third parties and we are responsible for managing these hotels, including hiring and appointing hotel managers and staff. There can be no assurance that we will be able to identify and secure additional suitable hotel management arrangements or, if so, that we will be able to negotiate commercially reasonable terms. In addition, hotel management arrangements may limit our ability to maintain consistent and high-quality accommodations and services and may give rise to disputes with our managed hotel owners or dilute our brand, which could harm our business. Furthermore, if third parties use our brand in a harmful manner, our business and reputation may be adversely affected.

The implementation of our offshore holding company structure related to the equity interests in Guangzhou 7 Days Hotel Management Co., Ltd. and Guangzhou 7 Days Inn Co., Ltd. may be challenged by PRC regulatory agencies to have violated a PRC regulation and, if challenged, we may be required to divest these equity interests and may be subject to administrative fines and other penalties.

Prior to November 2005, all of the outstanding equity interests of Guangzhou 7 Days Hotel Management Co., Ltd., a PRC limited liability company, or 7 Days Guangzhou, were held in trust for our company by Mr. Nanyan Zheng, our chief executive officer, and Mr. Linde Huang, who was an employee of a company affiliated with Mr. Boquan He, one of our founders and our chairman. The equity interests in 7 Days Guangzhou held in trust for our company by Mr. Huang were previously held in trust for our company by Mr. Guangji Chen until Mr. Chen left our company. Our investment in 7 Days Guangzhou through this trust arrangement was not approved by the Bureau of Foreign Trade and Economic Cooperation of Guangzhou, which is required under PRC laws. In November 2005, our beneficial ownership in the equity interests in 7 Days Guangzhou were transferred to 7 Days Inn (Shenzhen) Co., Ltd., or 7 Days Shenzhen, pursuant to a trust agreement entered into among Messrs. Zheng and Huang and 7 Days Shenzhen, and the prior trust arrangement with our company was terminated. In addition, prior to October 2005, all of the outstanding equity interests in Guangzhou 7 Days Inn Co., Ltd., a PRC limited liability company, or 7 Days Inn Guangzhou, were held in trust for 7 Days Shenzhen by Messrs. Zheng and Huang. In October and November 2006, we completed the restructuring related to 7 Days Guangzhou and 7 Days Inn Guangzhou, as a result of which 7 Days Shenzhen now holds all of the outstanding equity interests of 7 Days Guangzhou and 7 Days Inn Guangzhou directly instead of through these trust arrangements. The completion of these formalities was registered with local government authorities in Guangzhou and our PRC counsel, Commerce & Finance Law Offices, has advised us that the completion of such formalities does not render the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors that became effective on September 8, 2006, or the New M&A Rule, applicable. Under the New M&A Rule, acquisitions by an offshore special purpose vehicle, or SPV, of domestic equity interests related to it are subject to the approval of the Ministry of Commerce. We cannot guarantee you, however, that relevant PRC government authorities will not determine that approval of the Ministry of Commerce was required. If relevant PRC government authorities deem our transactions with 7 Days Guangzhou and 7 Days Inn Guangzhou to be an “acquisition” subject to the New M&A Rule, we may have violated the New M&A Rule and could be subject to administrative fines and other penalties from relevant PRC authorities, may be required to obtain approval for such transactions from the Ministry of Commerce and could be required to divest 7 Days Guangzhou and 7 Days Inn Guangzhou, in which case we would lose the benefit of the revenues from hotels operated by such entities, which is substantial. There are no specific declarations of fines or penalties for such violations under current PRC laws and regulations and so the penalties we may suffer are uncertain. As of December 31, 2009, 7 Days Guangzhou and 7 Days Inn Guangzhou operated a total of 21 hotels, which accounted for 9.4% of our total revenues in 2009. Any of these events could have a material adverse effect on our business, operating results, and reputation and the trading price of our ADSs.

We have not obtained approvals from the local counterparts of the Ministry of Commerce and the National Development and Reform Commission in connection with our ownership of 7 Days Inn (HK) Investment Co., Limited, and if our ownership is challenged we may be subject to administrative fines and other penalties.

When we established 7 Days Inn (HK) Investment Co., Limited, we were required to obtain approvals from the respective local counterparts of the Ministry of Commerce and the National Development and Reform Commission under relevant PRC laws and regulations. We have obtained the approval from the local counterpart of the Ministry of Commerce but our application with the local counterpart of the National Development and Reform Commission was turned down because the relevant officials of the local National Development and Reform Commission were of the view that its approval was not required. Nevertheless, if, in the future, the local National Development and Reform Commission adopts a different interpretation, our failure to obtain its approval in connection with our equity interest in 7 Days Inn (HK) Investment Co., Limited may be challenged and we may be subject to fines and other penalties.

We are subject to various hotel industry, health and safety, and environmental laws and regulations that may subject us to liability.

Our PRC counsel, Commerce & Finance Law Offices, has advised us that each hotel in our chain must hold a basic business license and a special industry license issued by the local public security bureau and must have hotel operation included in the business scope of their respective business license. Our business also is subject to various health and safety and environmental laws and regulations that affect our operations and conversion activities in the jurisdictions in which we operate, including building, zoning, fire prevention, public safety, health and sanitary requirements. Of our leased-and-operated hotels in operation as of December 31, 2009, six have not obtained a basic business license, 13 have not obtained their special industry licenses, six have not expanded the business scope of their respective business license to include hotel operation, 22 have not obtained approvals from local fire prevention authorities and 74 of our hotels serving breakfast have not obtained the relevant approvals from local health administrations for such activities. As a result of these compliance failures, we have been and may be subject to monetary damages, the imposition of fines against us, or the suspension or disruption of our operations or conversion activities, which could materially adversely affect our financial condition and results of operations. Furthermore, of our leased-and-operated hotels in operation as of December 31, 2009, 95 have not obtained environmental approvals from local environmental protection agencies and, as a result, we may be subject to fines. From the time that we commenced operations through December 31, 2009, three of our hotels were required to temporarily cease operation due to non-compliance with applicable health and safety regulations and we have paid fines and penalties totaling approximately RMB1.4 million (US$0.2 million) related to such compliance failures.

If we fail to comply with any future material environmental, health and safety laws and regulations related to our business, we may be subject to additional monetary damages, the imposition of fines against us, or the suspension of our operations or conversion activities. Furthermore, new regulations could also require us to retrofit or modify our hotels or incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances in our conversion activities, or otherwise operate in compliance with environmental laws, could subject us to potentially significant monetary damages and fines or suspension of our business operations, which could materially adversely affect our financial condition and results of operations.

Owners of our managed hotels are subject to these same permit and safety requirements. Although our managed hotel arrangements require the hotel owners to obtain and maintain all required permits or licenses, we have limited control over the managed hotel owners. Any failure to obtain and maintain the required permits or licenses may require us to delay opening of a managed hotel or to forgo or terminate our managed hotel arrangement which could harm our brand, result in lost management revenues and subject us to potential indirect liability.

Accidents, injuries or prohibited activities in our hotels may adversely affect our reputation and subject us to liability.

There are inherent risks of accidents, injuries or prohibited activities (such as illegal drug use, gambling, violence or prostitution by guests) taking place in hotels. The occurrence of one or more accidents, injuries or prohibited activities at any of our hotels could adversely affect our safety reputation among guests, harm our brand, decrease our overall occupancy rates, and increase our costs by requiring us to implement additional safety measures. In addition, if accidents, injuries or prohibited activities occur at any of our hotels, we may be held liable for costs or damages and fines. Our current property and liability insurance policies may not provide adequate or any coverage for such losses, and we may be unable to renew our insurance policies or obtain new insurance policies without increases in premiums and deductibles or decreases in coverage levels, or at all.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes, particularly in locations where we have a concentration of hotels. For example, in early 2003, several economies in Asia, including China, were affected by the outbreak of severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In addition, some Asian countries, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. Avian flu, which originally spread through poultry, is capable in some circumstances of being transmitted to humans and is often fatal. More recently, there has been a global outbreak of the H1N1 virus, or swine flu, which has affected many regional economies in China. The swine flu outbreak has had a negative impact on many businesses in Shenzhen, including our business, due to reduced business travel between Hong Kong and Shenzhen. Furthermore, the 2008 Sichuan earthquake also had a negative impact on many businesses in the region, including our business, due to reduced economic and travel activity in the affected region. Losses caused by epidemics, adverse weather conditions, natural disasters and other catastrophes, including SARS, avian flu, swine flu, earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel. Similarly, war (including the potential for war), terrorist activity (including threats of terrorist activity) and travel-related accidents, as well as geopolitical uncertainty and international conflict, may affect travel and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely affected and our reputation may be harmed.

We have limited insurance coverage.

Our property insurance covers the assets that we own at our hotels and the buildings in which our leased-and-operated hotels and managed hotels operate. We also require our lessors and managed hotel owners to purchase customary insurance policies but they may fail to satisfy these requirements. If we are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. In addition, we do not have any business disruption insurance coverage for our operations to cover losses possibly caused by adverse weather conditions, natural disasters or catastrophic events, such as SARS, avian flu or swine flu. Any business disruptions or natural disasters may result in our incurring substantial costs and diversion of our resources. Furthermore, we do not carry key person insurance on any of our senior management team.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a report from management on its internal control over financial reporting in its annual report containing management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2010. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

Prior to our IPO in November 2009, we were a young, private company with limited accounting and other resources with which to adequately address our internal controls and procedures. As a result, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2009, our independent registered public accounting firm identified and communicated to us material weaknesses and significant deficiencies in our internal control over financial reporting, as defined by Auditing Standard No. 5 of the Public Company Accounting Oversight Board. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. The material weakness in our internal control over financial reporting communicated by our independent registered public accounting firm related to our lack of a sufficient complement of personnel with the proper level of accounting knowledge, experience and training in the application of U.S. GAAP and compliance with SEC reporting requirements to prepare and review our U.S. GAAP financial statements and disclosures, which resulted, for example, in audit adjustments and/or additional disclosure related to debt extinguishment and early termination of an operating lease. Our independent registered public accounting firm also identified (1) several significant deficiencies, including those related to insufficient supporting documentation for certain accounting entries and inter-company transactions and our lack of formal policies and procedures for documenting the assessment of impairment of property and equipment and cash advances to staff, and (2) several IT general control deficiencies, including those related to a need for additional procedures to reduce the risk of unauthorized access and segregation of duties between administrators and users, our lack of formal policies and documentation for certain procedures and our need to improve data backup and storage.

We are in the process of trying to remediate the above material weakness, significant deficiencies and other control deficiencies in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If, however, we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

If we grant employee share options and other share-based compensation in the future, our net profit could be adversely affected.

We believe our share incentive plan and other similar types of incentive plans are important to attract and retain key personnel. We have granted share options in the past and expect to do so in the future. As a result of the issuance of share options, we expect to incur share-based compensation expenses in the future. We have adopted FASB ASC Topic 718, Compensation-Stock Compensation, or ASC Topic 718, in accounting for our share-based compensation. We account for compensation expenses for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize the expense in our consolidated statement of operations in accordance with U.S. GAAP, which may have a material adverse effect on our net profit.

Our PRC subsidiaries have advanced funds among each other, which practice may have violated PRC regulations on inter-company lending and we may be subject to administrative fines and other penalties as a result of such violation.

As of December 31, 2009, 7 Days Shenzhen had advanced an aggregate amount of approximately RMB677.1 million (US$99.2 million) to our various PRC subsidiaries in which we own at least a majority interest. Our PRC counsel, Commerce & Finance Law Offices, has advised us that these inter-company loans may have violated certain PRC laws and regulations regarding commercial loans. As a result, we may be required to unwind these transactions and may be subject to administrative fines, which could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

In the future, we may pursue selective acquisitions to complement our organic growth which may not be successful.

In the future, we may pursue selective acquisitions to complement our organic growth. If we decide to pursue selective acquisitions, we may not be successful in identifying suitable acquisition opportunities or completing such transactions, and our competitors may be more effective in executing and closing acquisitions in competitive bid situations than us. Our ability to enter into and complete acquisitions may be restricted by, or subject to, various approvals under PRC law or may not otherwise be possible, may result in a possible dilutive issuance of our securities, or may require us to seek additional financing. We also may experience difficulties integrating acquired operations, services, corporate cultures and personnel into our existing business and operations. Completed acquisitions may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing business, and the potential loss of, or harm to, relationships with our employees or guests as a result of our integration of new businesses. In addition, following completion of an acquisition, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of any synergy benefits on integration and/or the actual cost of delivering such benefits may exceed the anticipated cost. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

The growth of third-party websites and other hotel reservation intermediaries and travel consolidators may adversely affect our margins and profitability.

Some of our hotel rooms are reserved through third-party websites and other hotel reservation intermediaries and travel consolidators to whom we pay commissions for such services. We believe that the aim of such intermediaries and consolidators is to have consumers develop loyalties to their reservation systems rather than to hotel brands such as ours. If these intermediaries and consolidators become a significant channel through which our guests make reservations, they may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us, which could adversely affect our margins and profitability.

Certain of our non-financial key performance indicators may not be directly comparable to those of our competitors.

We may calculate certain of our non-financial key performance indicators, such as average occupancy rate and average daily rate, in a manner different than our competitors. As a result, certain of our non-financial key performance indicators may not be directly comparable to those of our competitors.

Risks Related to the Regulation of Our Business

We are subject to governmental regulations affecting the lodging industry and the costs of complying with governmental regulations, or our failure to comply with such regulations, could harm our financial condition and results of operations.

We are subject to numerous national and local government regulations affecting the lodging industry, including building, zoning, fire prevention, public safety, health and sanitary requirements. Increased government regulation could require us to make unplanned expenditures which could result in higher operating costs. Any failure to comply with these requirements or other governmental regulations could result in government fines or other penalties which may negatively affect our ability to operate hotels covered by these requirements and adversely affect our reputation, financial condition and results of operations.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, for our IPO and the listing and trading of our ADSs on the NYSE could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs; a recent regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

Six PRC regulatory agencies, including the CSRC, promulgated a regulation effective on September 8, 2006 that purports to require that an offshore SPV formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, the application of this PRC regulation remains unclear, with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Commerce & Finance Law Offices, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006:

•	currently, the CSRC has not issued any definitive rule or interpretation concerning whether our IPO was subject to these new procedures; and

•

in spite of the above, given that we established our PRC subsidiaries by means of direct investments or trusts, this regulation does not require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the NYSE, unless we are clearly required to do so by subsequently promulgated rules of the CSRC.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for our IPO, we may need to apply for a remedial approval from the CSRC and may be subject to certain administrative punishments or other sanctions from these regulatory agencies. The regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of our foreign currency in our offshore bank accounts into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Also, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding these CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

The regulation also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of these additional procedures and requirements to complete such transactions could be time-consuming and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Regulations relating to offshore investment activities by PRC residents may increase our administrative burden and create regulatory uncertainties that could restrict our overseas and cross-border investment activities, and failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

The PRC State Administration of Foreign Exchange, or the SAFE, has promulgated Circular No. 75 issued in November 2005 requiring registration with the local SAFE in connection with direct or indirect offshore investment by PRC residents. The regulation applies to our shareholders who are PRC residents and also applies to our offshore acquisitions.

Under the SAFE regulations, any PRC resident who makes, or has previously made, direct or indirect investments in an offshore company is required to register such investments with a local branch of the SAFE. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with a local branch of the SAFE with respect to that offshore company and any material capital variation relating to its round-trip investment, such as an increase or decrease in its share capital, transfer or swap of its shares, merger, division, long-term equity or debt investment and creation of any security interest. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for violation of the relevant rules relating to transfers of foreign exchange.

As a result of uncertainty regarding the SAFE regulations, it remains unclear how such regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended or implemented by the relevant government authorities. We cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

Our current employment practices may be restricted under a new labor contract law of the PRC and our labor costs may increase as a result.

China adopted a new labor contract law effective on January 1, 2008. The new labor contract law imposes requirements concerning, among others, the types of contracts to be executed between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term employment contract. Due to the limited period of effectiveness of the new labor contract law and the lack of clarity with respect to its implementation and potential penalties and fines, it is uncertain how it will impact our current employment policies and practices. We cannot assure you that our employment policies and practices do not, or will not, violate the new labor contract law and that we will not be subject to related penalties, fines or legal fees. For example, to eliminate the need for local human resource managers for each of our hotels, we have outsourced the human resources administration with respect to our employees below the level of assistant hotel manager to two specialized independent human resources companies, which are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of covered employees. We may not be able to continue this practice under the new labor contract law, which would increase our human resources administration expenses. Furthermore, even if we are allowed to continue this practice, we may be held jointly liable under the new labor contract law for any damages to such employees caused by these human resources companies including lost wages, if these human resources companies did not pay such employees their wages. If we are subject to large penalties or fees related to the new labor contract law, our business, financial condition and results of operations may be materially and adversely affected.

Our corporate structure may limit our ability to receive dividends from, and transfer funds to, our PRC subsidiary, which could restrict our ability to act in response to changing market conditions.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our wholly-owned PRC subsidiary, 7 Days Shenzhen. We rely on dividends and other distributions from 7 Days Shenzhen to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiary to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of 7 Days Shenzhen to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, our subsidiary may only pay dividends after 10% of its after-tax profits have been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. Such cash reserve may not be distributed as cash dividends. 7 Days Shenzhen is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to it shareholders. In addition, if our operating subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our operating subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from that performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future, the calculation of which would be based upon our financial statements prepared under U.S. GAAP.

Distributions by our PRC subsidiary to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from our company to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese government authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. These limitations on the free flow of funds between us and our PRC subsidiary could restrict our ability to act in response to changing market conditions.

In addition, under the new Enterprise Income Tax Law, or the New EIT Law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, which became effective on October 27, 2009, dividends from our PRC subsidiaries paid to us through our 7 Days Inn Group (HK) Limited may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our 7 Days Inn Group (HK) Limited is determined to be a Hong Kong tax resident and is considered to be a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). We are actively monitoring the withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

Discontinuation of the preferential tax treatment currently available to us could result in a decrease of our net income and materially and adversely affect our financial condition and results of operations.

Our PRC subsidiaries are subject to enterprise income tax in China. Prior to December 31, 2007, the enterprise income tax rate for all of our PRC subsidiaries, except for 7 Days Shenzhen’s branches located in Shenzhen, was 33%, the statutory rate under the then-effective PRC enterprise income tax law and regulations, while 7 Days Shenzhen’s branches located in Shenzhen enjoyed a reduced 15% rate as a foreign-invested enterprise located in the Shenzhen Special Economic Zone. In addition, in March 2006, as a foreign-invested enterprise located in the Shenzhen Special Economic Zone that is engaged in a service business and meeting certain other criteria, 7 Days Shenzhen was granted a one-year exemption to be followed by a two-year 50% reduction of enterprise income tax, starting from 2007 when our taxable profits more than offset our accumulated tax losses brought forward. As a result, 7 Days Shenzhen was exempted from paying enterprise income tax for taxable year 2007.

China passed the New EIT Law effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor. However, the New EIT Law also (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, 7 Days Shenzhen’s branches located in Shenzhen will be subject to a gradual increase in rates over the five-year transition period, from 9% in 2008 to 10% in 2009, 22% in 2010, 24% in 2011 and the new statutory enterprise income tax rate of 25% from 2012 onwards. 7 Days Shenzhen’s branches located in cities other than Shenzhen will be subject to a tax rate of 12.5% in 2008 and 2009 under the phase-out rules, and the new statutory enterprise income tax rate of 25% from 2010 onwards.

The discontinuation of any preferential tax treatments currently available to our subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations. We expect that our current effective tax rate will increase in the future.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under China’s New EIT Law that became effective on January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” and is generally subject to the uniform 25% enterprise income tax rate on its worldwide income. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned additional details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on proceeds from our IPO and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the enterprise income tax law and its implementing rules dividends paid to us from our PRC subsidiary would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax because the PRC foreign exchange control authorities, which enforce the withholding tax, or the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise shareholders or a potential withholding tax of 20% for non-PRC individual shareholders is imposed on dividends we pay to them and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the “resident enterprise” classification rules and are evaluating appropriate organization changes to avoid this treatment, to the extent possible.

We may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities if we or our Chinese employees or directors fail to comply with recent Chinese regulations relating to employee share options or shares granted by offshore special purpose companies or offshore listed companies to Chinese citizens.

On December 25, 2006, the People’s Bank of China, or the PBOC, issued the Administration Measures on Individual Foreign Exchange Control, and the corresponding Implementation Rules were issued by the SAFE on January 5, 2007. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans with PRC citizens’ participation require approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, Chinese citizens who are granted share options or shares by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures. We are an offshore listed company and as a result we and our Chinese employees who have been granted share options or shares are subject to the Stock Option Rule. We are in the process of filing with the SAFE and undertaking certain other procedures according to the Stock Option Rule. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines or other legal sanctions imposed by the SAFE or other Chinese government authorities.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We conduct substantially all of our business operations in China. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. China has also experienced a recent reduction in its economic growth as part of the world financial crisis. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our results of operations and financial condition may be adversely affected by government control over capital investments or changes in environmental, health, labor or tax regulations that are applicable to us.

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Between late 2003 and mid-2008, the PRC government implemented a number of measures from time to time, such as increasing the PBOC’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, that had the effect of slowing the growth of credit, in attempts to slow the growth of the Chinese economy. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since August 2008, the PBOC has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times. Beginning in January 2009, the volume of new bank lending in China has increased greatly. Total new bank lending reached RMB9.4 trillion (US$1.4 trillion) in 2009, representing an increase of RMB2.9 trillion (US$0.4 trillion) from the RMB6.5 trillion of total new lending made in 2008, according to the National Bureau of Statistics. It is unclear whether PRC economic policies will be effective in stimulating growth, and the PRC government may not be effective in creating stable economic growth in the future.

Rapid urbanization and changes in zoning and urban planning in China may cause the real property in which we operate our hotels to be demolished, removed or otherwise affected.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected real property in which we operate our hotels may need to be demolished or removed. As a result, we may have to relocate our hotels to other locations. To date, we have not experienced such demolition and relocation, but may in the future. Any such demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operating results following any relocation. While we may be reimbursed for such demolition and relocation, the reimbursement, as determined by the relevant government authorities, may fail to sufficiently cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

Uncertainties with respect to the Chinese legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC subsidiary, 7 Days Shenzhen, is a foreign-invested enterprise incorporated in China. It is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and our foreign investors, including you.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

Substantially all of our net revenues are currently generated in Renminbi. Any future restrictions on currency exchanges may limit our ability to use net revenues generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China. Although the PRC government introduced regulations in 1996 to allow greater convertibility of Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of Renminbi for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot assure you the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions.

If we finance our PRC subsidiaries through additional capital contributions, the amount of these capital contributions must be approved by the Ministry of Commerce or its local counterpart. On August 29, 2008, the SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to repatriate our foreign currency in our offshore bank accounts into the PRC and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among others, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to achieve policy goals. Since reaching a high against the U.S. dollar in July 2008, the RMB has traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. More recently, the PRC government has indicated a willingness to allow the RMB to appreciate against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change going forward.

Substantially all of our revenues and costs are denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. We rely entirely on dividends paid to us by our subsidiaries in China. Any significant fluctuation in the Renminbi exchange rate may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the Renminbi against the U.S. dollar would make any new Renminbi-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into the Renminbi, as the Renminbi is our reporting currency. Furthermore, a depreciation of the Renminbi against the U.S. dollar would decrease the value of our Renminbi-denominated profits in U.S. dollar terms and increase the value of any U.S. dollar-denominated debt on our balance sheet. As of December 31, 2009, our U.S. dollar-denominated financial assets consisted of bank deposits and short-term investments amounting to US$67.1 million.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. or other foreign laws against us, our management or the experts named in this annual report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our directors and all of our executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. It would also be difficult for investors to bring an original lawsuit against us or our directors or executive officers before a Chinese court based on U.S. federal securities laws or otherwise. Moreover, our PRC legal counsel, Commercial & Finance Law Offices, has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As such, recognition and enforcement in China of judgments against us, our directors, executive officers or others obtained from a court in any of those jurisdictions may be difficult or impossible to enforce.

Risks Related to Our Ordinary Shares and ADSs

Future sales, or perceived sales, of ADSs or ordinary shares by existing shareholders could cause the price of our ADSs to decline.

Sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2009, we have 149,067,932 ordinary shares outstanding. All shares sold in our IPO are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of a 180-day lock-up period that commenced on November 19, 2009, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the representatives of the underwriters for our IPO. To the extent that shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares have the right to cause us to register the resale of a total of 114,222,932 shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement relating to such shares. Resales of these registered shares in the public market, or the perception that such resales could occur, could cause the price of our ADSs to decline.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

As of December 31, 2009, our executive officers, directors and principal shareholders beneficially own approximately 62.2% of our outstanding shares. These shareholders, acting individually or as a group, could exert control over and substantially influence matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who own our ADSs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC for a given taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents in that year.

Based in part on our estimate of the composition of our income and our estimates of the value of our assets, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009, and do not expect to be a PFIC for any taxable year in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see Item 10.E, “Taxation—Passive Foreign Investment Company.”

ADS holders may lose some or all of the value of a distribution by the depositary if the depositary cannot convert Renminbi into U.S. dollars on a reasonable basis at the time of such distribution for regulatory or other reasons.

The depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares that such holder’s ADSs represent.

The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a practicable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from any government is needed and cannot be obtained, the depositary is allowed to distribute Renminbi only to those ADS holders to whom it is possible to do so. It will hold Renminbi that it cannot convert for the account of the ADS holders who have not been paid. However, it will not invest Renminbi and it will not be liable for interest. In addition, if the exchange rates fluctuate during a time when the depositary cannot convert Renminbi at the time of such distribution for regulatory or other reasons, the ADS holders who have not been paid may lose some or all of the value of the distribution.

The sale, deposit, cancellation and transfer of the ADSs issued after an exercise of rights may be restricted under applicable U.S. securities laws.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders if it is lawful and reasonably practicable to do so. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, ADS holders will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after the exercise of rights. Under the deposit agreement, the depositary will not distribute rights to ADS holders unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to ADS holders, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience additional dilution of their holdings as a result.

The trading prices of our ADSs are volatile, which could result in substantial losses to investors.

The trading prices for our ADSs are volatile and could fluctuate widely in response to factors beyond our control. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Recently, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect overall investor sentiment towards PRC companies listed in the United States and, consequently, may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume of our ADSs may be highly volatile for specific business reasons. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results by financial analysts or others, or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the trading volume and price of our ADSs.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our amended and restated memorandum and articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to enter into change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may decline and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2009 Revision), as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

Our shareholders will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China, and because the majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for our shareholders to bring an original action against us or against these individuals in the Cayman Islands or in China in the event that our shareholders believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands, see Item 3.D, “Key Information—Risk Factors—Risks Related to Our Ordinary Shares and ADSs—We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.”

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests with respect to actions taken by management, members of the board or directors, or controlling shareholders than they would as public shareholders of a U.S. corporation.

The voting rights of ADS holders are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is 21 days. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to ADS holders or carry out ADS holders’ voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to ADS holders in a timely manner, but we cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if their ordinary shares are not voted as requested.

The depositary of our ADSs, except in limited circumstances, granted to us a discretionary proxy to vote the ordinary shares underlying the ADSs if ADS holders do not vote at shareholders’ meetings, which could adversely affect ADS holders’ interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, the depositary gave us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders’ meetings if ADS holders do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that ADS holders cannot prevent ordinary shares underlying the ADSs from being voted, absent the situations described above, and it may be more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

ADS holders may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to ADS holders.

The depositary of our ADSs has agreed to pay ADS holders the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any ADS holders. For example, it could be unlawful to make a distribution to ADS holders if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any ADS holders if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to ADS holders. These restrictions may have a material and adverse effect on the value of the ADSs.

ADS holders may be subject to limitations on transfer of the ADSs.

The ADSs, which may be represented by ADRs, are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or of any government or governmental body, or under any provision of the deposit agreement.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We incorporated 7 Days Inn in the Cayman Islands in October 2004. We have implemented an offshore holding company structure and we conduct substantially all of our operations in China through our PRC wholly-owned subsidiary, 7 Days Shenzhen, and its subsidiaries and branches. For additional information on our holding company structure, see Item 7.B, “Related Party Transactions—Transactions Related to Our Offshore Holding Company Structure.” See Item 4.C, “Organizational Structure” for a diagram illustrating our corporate structure and the place of formation and affiliation of our subsidiaries and branches as of December 31, 2009.

B. Business Overview

Overview

We are a leading and fast growing national economy hotel chain based in China. We convert and operate limited service economy hotels across major metropolitan areas in China under our award-winning “7 Days Inn” brand. We strive to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to our guests’ needs. Two important drivers of our business are our 7 Days Club and our eCommerce platform, which is supported by our IT system. We were the second largest economy hotel chain in China based on the total number of hotels as of December 31, 2009, and we were the fastest growing economy hotel chain in China in 2007 and 2008 based on the number of new hotels opened, according to the China Hotel Association. As of December 31, 2009, we had 337 hotels in operation, 101 of which were managed hotels, with 32,836 hotel rooms in 54 cities, and an additional 64 hotels with 6,168 hotel rooms under conversion. Upon completion of these hotels, we will cover 64 cities in China.

Over 9.7 million members have registered with our 7 Days Club as of December 31, 2009. In 2009, members of our 7 Days Club who had previously stayed at our hotels at least once before accounted for approximately 84% of our total hotel room nights. Our eCommerce platform, supported by our IT system, allows our guests to make reservations through various electronic reservation channels, receive confirmations and make payments in real-time. According to Alexa.com, an Internet information company that tracks website traffic, we had the top ranked website for Internet traffic among Chinese economy hotel chains as of December 31, 2009. The popularity of our various electronic reservation channels with our members and guests has reduced our reliance on more costly third-party agents, which accounted for only approximately 1% of our total hotel room reservations for 2008 and 2009, respectively. In addition, our IT system, with its centralized database, integrates and links each hotel’s local management system with our central network, and provides our management with real-time financial, operating and reservation information. By leveraging our eCommerce platform, 7 Days Club and IT system, we plan to continue to manage our business, enhance customer loyalty and grow our number of hotels and hotel rooms.

We have historically grown our 7 Days Inn hotel chain by leasing and converting existing real estate properties meeting our site and other selection criteria. We refer to these hotels as our “leased-and-operated” hotels. For our leased-and-operated hotels, we target existing properties as opposed to new construction because we believe this strategy results in more favorable lease terms. More recently, we expanded our focus to include hotel management arrangements. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. We refer to these hotels as our “managed” hotels. Under our standardized hotel management arrangements, we license our brand to third parties and are responsible for managing these hotels, including hiring and appointing hotel managers and staff and installing and maintaining our IT system, allowing us to control brand consistency and ensure that we offer high quality accommodations to our guests. We do not own the real property on which, or the buildings in which, any of our hotels are operated.

Our 7 Days Inn hotel chain has a national footprint with hotels in operation and under conversion in 29 of 31 provinces in China as of December 31, 2009. We established our initial hotels in 2005 and 2006 primarily in southern China, particularly in Guangzhou and Shenzhen. In 2007, we continued our on-going expansion efforts in existing markets and expanded into central, southwest and eastern China, covering cities such as Chongqing, Wuhan and Shanghai, as well as the national capital of Beijing in the north. In 2008, we continued our national expansion by targeting the provincial capital of most provinces. In 2009, we were continuing our national expansion with an increased focus on managed hotels. We have more hotels in operation than any of our five primary national economy hotel chain competitors in Guangzhou (35 hotels), Shenzhen (31 hotels), Wuhan (23 hotels), Changsha (17 hotels), Chongqing (14 hotels) and Guiyang (10 hotels), six cities with aggregate population of approximately 67 million. We also have a strong presence in Beijing (38 hotels), Nanjing (14 hotels), Chengdu (12 hotels) and Jinan (11 hotels), four cities with aggregate population of approximately 44 million. In addition, we have 25 hotels in Shanghai, which has a population of approximately 19 million. Our hotels located in Beijing, Guangzhou and Shenzhen have typically enjoyed higher average occupancy rates and average daily room rates than our hotels located in other cities.

Our 7 Days Inn National Hotel Chain

We are dedicated to providing consistent and high-quality accommodations and services to our guests in a friendly environment, allowing them to enjoy affordable, clean, comfortable, convenient and safe lodging at any of our 7 Days Inn hotels. As of December 31, 2009, we had 337 hotels in operation, 101 of which were managed hotels, with 32,836 hotel rooms in 54 cities, and an additional 64 hotels with 6,168 hotel rooms under conversion. Upon completion of these hotels, we will cover 64 cities in China.

We established our initial hotels in 2005 and 2006 primarily in southern China, particularly in Guangzhou and Shenzhen. In 2007, we continued our on-going expansion efforts in existing markets and expanded into central, southwest and eastern China, covering cities such as Chongqing, Wuhan and Shanghai, as well as the national capital of Beijing in the north. In 2008, we continued our national expansion by targeting the provincial capital of most provinces.

We intend to continue our targeted geographic expansion strategy through both leased-and-operated and managed hotels to achieve meaningful market share, local brand recognition, critical mass and economies of scale. We also intend to continue to expand into additional cities in China meeting certain conversion criteria, including sufficient local GDP, airport handling capacity, concentration of competitors and other economic factors. We believe cities meeting our conversion criteria and exhibiting positive market indicators generally have the potential for sustainable and increasing demand for hotel accommodations. In addition, we intend to continue expanding through hotel management arrangements, capitalizing on the maturity of our hotel chain and our brand recognition, as well as continuing to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. In 2010, we expect to convert approximately 70 to 80 leased-and-operated hotels and 100 to 120 managed hotels.

The following table sets forth the number of our hotels by city, including hotels under conversion, as of December 31, 2009:

	Leased-and-Operated Hotels		Managed Hotels		Total Hotels in Operation and Under Conversion(1)
City	Hotels in Operation	Hotels Under Conversion(1)	Hotels in Operation	Hotels Under Conversion(1)
Beijing	26	—	12	3	41
Guangzhou	30	1	5	5	41
Shenzhen	25	1	6	3	35
Shanghai	14	—	11	1	26
Wuhan	18	—	5	3	26
Changsha	13	—	4	1	18
Nanjing	13	—	1	—	14
Chongqing	11	—	3	3	17
Chengdu	10	1	2	2	15
Jinan	8	—	3	1	12
Guiyang	8	1	2	2	13
Nanchang	6	1	2	—	9
Xi’an	9	—	—	—	9
Tianjin	5	—	2	2	9
Hefei	5	—	—	—	5
Kunming	2	—	2	2	6
Shenyang	5	—	1	1	7
Harbin	2	—	3	1	6
Zhuhai	3	—	2	—	5
Hangzhou	2	—	2	1	5
Ningbo	2	1	1	—	4
Zhengzhou	1	—	3	2	6
Dongguan	3	—	—	—	3
Foshan	2	—	1	—	3
Fuzhou	2	—	1	—	3
Huhhot	1	—	2	—	3
Lanzhou	2	—	1	—	3
Qingdao	1	—	—	5	6
Suzhou	1	—	2	2	5
Linyi	—	—	2	—	2
Luoyang	—	—	—	3	3
Nanning	2	—	—	—	2
Taiyuan	—	—	—	2	2
Hengyang	—	—	—	1	1

	Leased-and-Operated Hotels		Managed Hotels		Total Hotels in Operation and Under Conversion(1)
City	Hotels in Operation	Hotels Under Conversion(1)	Hotels in Operation	Hotels Under Conversion(1)
Jiujiang	—	—	—	1	1
Zhaoqing	—	—	—	1	1
Shantou	—	—	—	1	1
Jieyang	—	—	—	1	1
Wuxi	—	—	2	—	2
Changchun	—	—	1	—	1
Changzhou	1	—	—	—	1
Dalian	—	—	1	3	4
Daqing	—	—	—	1	1
Dandong	—	—	1	—	1
Haikou	1	—	—	—	1
Heze	—	—	1	—	1
Huai’an	—	—	—	1	1
Jining	—	—	1	—	1
Jiangmen	—	—	1	—	1
Jinzhou	—	—	1	—	1
Panjin	—	—	1	—	1
Qinghuangdao	—	—	—	1	1
Shijiazhuang	—	—	1	1	2
Tai’an	—	—	1	1	2
Weihai	—	—	1	—	1
Xining	1	—	—	—	1
Xiamen	—	—	1	—	1
Xiangfan	—	—	1	—	1
Xuzhou	—	—	1	—	1
Yangzhou	—	—	1	—	1
Yangshuo	—	—	1	—	1
Yinchuan	1	—	—	—	1
Zibo	—	—	1	—	1
Zunyi	—	—	1	—	1

Total	236	6	101	58	401

(1)	Hotels under conversion include hotels which have not commenced operations but for which we have entered into binding lease agreements or hotel management arrangements with the respective lessors or managed hotel owners, as the case may be, and have commenced conversion activities.

Our hotels are strategically located to provide our guests with convenient access to major office buildings and shopping centers, universities, convention and exhibition centers, and transportation hubs. Our typical hotel has 80 to 120 hotel rooms. Each hotel has a standardized design, appearance, decor, color scheme, lighting scheme and set of guest amenities in each hotel room. The hotel rooms in each of our hotels are divided into several classes and are offered at different rates and with different amenities. All of our hotel rooms include a standard bedding package, a comfortable work space, free broadband Internet access, cable television, air-conditioning, and a bathroom with a walk-in shower.

We have implemented certain innovative measures in our hotels relating to, among others, guest experience and convenience, cost control and social responsibility. We are developing a “self- help” check-in system to provide a convenient, automated check-in experience, and our members can check in and pay for their hotel room online. We are in the process of modifying our “self-help” check-in system to allow guests to select their preferred room at check-in, which will fully automate the check-in process. In addition, we have centralized the laundry facilities in certain cities, and clean towels are seal-packaged for distribution back to the hotels. We have installed a main room switch in hotel rooms that can only be enabled by a SIM-card embedded key and our hotel room heating and air conditioning systems are timed to switch to energy saving mode after they detect a certain period of inactivity.

We set hotel room rates based on several factors, including local market conditions and the location of our hotels, and set more competitive hotel room rates for new hotels in cities where we do not already have a presence while our hotels mature and we increase occupancy rates. For new hotels in cities where we already have a presence, we typically set hotel room rates to correspond with hotels already in operation. However, rates for our hotel rooms can vary within a particular city depending on the location and maturity of a particular hotel. Once a hotel has established a presence and occupancy rates have increased, we may gradually increase hotel room rates depending on market conditions and other factors. In addition, rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions, with room rates in our key target cities being the highest. For example, in 2009, the average hotel room rates in Beijing and Jinan were RMB188.3 (US$27.6) and RMB134.0 (US$19.6), respectively.

The following table presents certain selected operating data as of and for the dates and periods indicated. Our results of operations have been and will continue to be significantly affected by these operating measures which are widely used in our industry.

	As of and for the year ended December 31,
	2007	2008	2009
Hotels in operation(1)	106	223	337
Leased-and-operated hotels	103	206	236
Managed hotels(2)	3	17	101

Hotels under conversion(1)	86	49	64
Leased-and-operated hotels	84	34	6
Managed hotels	2	15	58

Total hotel rooms for hotels in operation(1)	11,399	22,352	32,836
Leased-and-operated hotels	11,057	20,697	23,764
Managed hotels	342	1,655	9,072

Total hotel rooms for hotels in conversion(1)	7,364	4,821	6,168

Number of cities covered for hotels in operation(1)	20	33	54

Average occupancy rate(3)	88.0%	88.1%	88.3%
Leased-and-operated hotels	88.2%	88.4%	89.2%
Managed hotels	83.8%	83.3%	82.8%

Average daily rate (in RMB)	158.1	159.9	159.6
Leased-and-operated hotels	159.0	160.4	160.0
Managed hotels	133.0	151.2	156.2

RevPAR (in RMB)	139.2	140.9	140.9
Leased-and-operated hotels	140.2	141.8	142.7
Managed hotels	111.5	126.0	129.3

(1)	As of the end of each period.
(2)	Includes one managed hotel in which we own a noncontrolling interest for each period.
(3)	Occupancy rates for certain hotels benefit from rental of the same hotel room multiple times a day.

We believe that there will continue to be a large supply of qualified buildings in desirable locations suitable for conversion to economy hotels. Factors driving these dynamics include the historic role of PRC state-owned enterprises, or SOEs, in China’s economy and restrictions on what these SOEs can do with their owned assets, as well as difficulties that existing building owners face in redeveloping their buildings and the limited alternative uses for older buildings typically suited for conversion to an economy hotel.

Given their historical and continued prevalence in China’s economy, many SOEs own a large number of buildings in China, particularly older buildings. Due to restrictions on the disposition of their public assets, including numerous national and local governmental approvals and public auction requirements, SOEs are more favorably inclined to lease rather than dispose of their older buildings since leasing is viewed as ordinary course and requires fewer and lower level approvals. A large portion of our existing leases are with entities we believe to be SOEs.

In addition, property redevelopment has historically been conducted by local governments who frequently clear large pieces of land and sell the associated land rights to generate significant government revenues. In contrast, redevelopment by the private sector is a time consuming and cumbersome process subject to significantly greater approval and zoning limitations.

We believe that older buildings are best qualified for lease and conversion to economy hotels. Due to their conditions, these buildings are typically unsuitable for conversion to retail property, Class A office buildings or apartments. While conversion to apartments is not prohibited, restrictions on land use rights prevent delivery of individual titles and make obtaining purchase mortgages difficult or impossible. For the above reasons, once their building is converted to an economy hotel, real property owners are likely to continue using the building as an economy hotel, increasing the likelihood our existing hotel leases will be renewed.

Leased-and-Operated Hotels

For our leased-and-operated hotels, we lease properties from real estate owners or sublease from other lessees and we carry out conversion of those properties to conform to the standards of 7 Days Inn. We do not own the real property on which, or the buildings in which, any of our hotels are operated. We are responsible for repairs and maintenance and operating expenses of our properties over the term of the lease. We also are responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels. As a leading economy hotel chain in China, we are generally able to establish credibility with property owners to secure desirable properties on commercially reasonable terms. We typically pay fixed rent on either a monthly or quarterly basis for the first three to five years of the lease term, after which we may be subject to a 3% to 5% increase every three to five years during the term of the lease. We generally have a right of first refusal to extend the lease after the initial term expires. The annual rent for our leased-and-operated hotels varies depending on the location, size and condition of the hotel property, and the average term of our leases is 12.5 years. Certain of our leases provide for a rent-free period which typically relates to the period during which we are engaged in conversion activities. In general, upon expiration of a lease, we may dispose of the removable facilities, equipment and appliances installed by us while leasehold improvements and fixtures are retained by the lessor of the premises. In the case of early termination of a lease due to the lessor’s default, we generally are entitled to take all removable items installed by us, and we may be compensated for the amount we spent on leasehold improvements and entitled to liquidated damages. In the case of early termination of a lease due to our default, we generally are entitled to take all removable items installed by us and the lessor is entitled to the leasehold improvements which result from our investments and liquidated damages.

We have entered into a total of five joint ventures with other companies, three in Beijing and one in each of Shanghai and Shenzhen, and we control each of our joint ventures, owning 95%, 70%, 70%, 70% and 65% of the equity interests in these joint ventures, respectively. These joint ventures operate six leased-and-operated hotels. We also have an investment in Wuxi Shenglong which operates one of our hotels in Wuxi pursuant to a hotel management arrangement. The 30% equity interest in Wuxi Shenglong is held directly by Mr. Nanyan Zheng, our chief executive officer, for the benefit of our company pursuant to an agreement entered into between Mr. Zheng and us.

Managed Hotels

Beginning in 2009, we expanded our focus to include hotel management arrangements. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. As of December 31, 2009, a total of 101 of our hotels are operated under hotel management arrangements and an additional 58 managed hotels are under conversion. Under our hotel management arrangements, we license our brand to property owners, lessors or existing hotel operators, and we are responsible for managing these hotels, including decisions regarding hiring, appointing and training hotel managers and staff and managing sales, financial and operating performance. Our proprietary IT system is installed in and used to operate all of our managed hotels. We also provide assistance to our managed hotel owners in property design, leasehold improvement and construction project management in accordance with our rigorous standards. Under our hotel management arrangements, we negotiate on-going management fees based on a percentage of the managed hotel’s revenue, typically 5% to 7% of the total revenue of a managed hotel. Before December 2009, we also charged a deposit which was refundable upon termination of the management agreement. Most of our hotel management arrangements have a term of five to ten years. As part of our strategy to rapidly grow our portfolio of managed hotels and to encourage potential managed hotel owners to enter into hotel management arrangements with us, we have not charged a one-time management fee upon entering into management agreements in the past. Now that we have grown our managed hotel portfolio, we began charging a one-time management fee upon entering into management agreements in December 2009. This one-time management fee replaced the deposit described above in December 2009.

We intend to continue to pursue additional hotel management arrangements as part of our targeted geographic expansion strategy. We also intend to opportunistically pursue hotel management arrangements which can provide us access to highly desirable locations or allow us to expand in cities outside of our key target markets without a significant commitment of capital. When evaluating future managed hotel opportunities, we will consider, among other things, our ability to maintain consistent and high-quality accommodations and services, protection of our brand image and the related economics.

Our 7 Days Club Membership Program

Since our inception, our 7 Days Club has attracted guests by rewarding frequent stays with points towards free room nights, exclusive discounts on hotel room rates, the ability to make reservations through our eCommerce platform’s various electronic reservation channels, and other rewards. Corporations are also eligible to join our 7 Days Club and employees of corporate members may enjoy all of the benefits afforded to individual members. Over 9.7 million members have registered as members of our 7 Days Club as of December 31, 2009. In 2009, members of our 7 Days Club who had previously stayed at our hotels at least once before accounted for approximately 84% of our total hotel room nights. In each of 2008 and 2009, our members accounted for approximately 98% of our total hotel room nights sold, including members who joined our 7 Days Club at the time of check in to take advantage of a hotel room discount.

We do not currently charge a membership fee to become a member of our 7 Days Club for members although we have done so in the past.

We believe our 7 Days Club allows us to, among others:

•	build customer loyalty;

•	expand our brand through member referrals;

•	minimize costs by promoting our eCommerce platform’s various electronic reservation channels;

•	provide an existing customer base for our managed hotels; and

•	improve the quality of our accommodations and services; and

•	conduct lower-cost, more targeted marketing campaigns to our members through our eCommerce platform.

In addition, we are constantly exploring ways to increase the number of 7 Days Club members and usage of our eCommerce platform and, ultimately, to generate additional non-room revenues through our membership base and eCommerce platform. For example, we entered into an arrangement with China Merchants Bank to offer a co-branded credit card with holders of the co-branded credit card automatically becoming 7 Days Club members and earning five times the typical China Merchants Bank award points when the co-branded credit card is used to pay at our hotels, and an arrangement with China Southern Airlines whereby any 7 Days Club member may use points earned by staying at our hotels towards mileage rewards offered by China Southern Airlines if the member is also a China Southern Airlines “Sky Pearl Club” member. We also have promotional arrangements with other leading Chinese banks and airline operators such as Industrial and Commercial Bank of China, Air China and China Eastern Airlines, as well as other Chinese companies such as Tencent, Inc. In addition, we provide our members greater benefits and more membership points for using our eCommerce platform to locate and reserve hotel rooms and we have developed an online game that members can play using their membership points. As our members are more regularly drawn to and utilize our eCommerce platform, we believe opportunities to offer our members additional products and services though our eCommerce platform increase, such as our recent introduction of direct airline ticket sales in partnership with Hainan Airlines for which we will generate a booking fee. Additional products and services might include offerings by third-party partners through our eCommerce platform of travel accident insurance, rental cars and additional airline ticket direct sales for which we might generate a booking or referral fee. For example, we recently cooperated with Itour.cn, a travel reservation company, to offer service to our members to book airline tickets from Itour.cn through our eCommerce platform.

We encourage our members to discuss their experiences and provide feedback on our website, and we continually monitor our members’ suggestions and complaints in order to improve the quality of our accommodations and services. We use our eCommerce platform to survey our members and solicit candid feedback. We currently offer membership points to members who complete an online survey and we averaged approximately 30,000 responses per month under this program in 2009. Historically, our most common suggestions and complaints relate to service attitude and efficiency and membership preferences. We follow up on specific complaints with both the guest and the relevant hotel. In certain cases, we may offer membership points, refunds, coupons or other incentives to guests depending on the nature of the complaint and any loss suffered. We use representative complaints as case studies for our training programs to enhance our overall quality of service and to prevent similar problems in the future.

Our eCommerce Platform and Integrated Proprietary IT System

Our eCommerce platform, developed in-house and supported by our integrated proprietary IT system, incorporates features to improve guest convenience and independence, such as our various electronic reservation channels, automatic hotel recommendation and online discussion forums. Through our eCommerce platform, our guests can:

•	easily locate hotels and available rooms and pricing on a real-time basis;

•

reserve a room through various electronic reservation channels, including our website or by WAP or SMS, or by directly phoning a hotel, or by phoning our call center using a toll-free number, and receive an immediate booking confirmation;

•	pay for their stay online; and

•	provide feedback.

In addition to supporting our eCommerce platform, our IT system integrates and links each hotel’s local management system to our central network, providing real-time financial, operating and reservation information in a central database. As a result, we have centralized our financial management, budget control, accounting and bookkeeping functions, which allows us to avoid multiple layers of management on a regional or local basis, reduce personnel and eliminate multiple-system costs. Our IT system also allows us to efficiently delegate management of our hotels to individual hotel managers, including management of hotel operating costs and the selection of hotel staff, which we believe encourages innovative and entrepreneurial behavior. We fully deploy our IT system in all of our hotels, including our managed hotels.

The primary components of our proprietary IT system, based on a self-developed cloud computing operating system, include the following:

7 Days Operation Platform. Our 7 Days operation platform is the backbone of our IT system and supports all components of our IT system, including our report management system, our central reservation system and our hotel branch management system, as well as other components such as our 7 Days Club membership system. This system was designed in 2005, is fully scalable and is supported by 30 engineers. We continually seek to upgrade and enhance this system to meet our needs.

Report Management System. Our proprietary report management system monitors each hotel’s financial and operational performance on a real-time basis. This system allows us to track each hotel’s daily occupancy, revenues and other operating and financial data and provides for centralized financial management, budget control, accounting and bookkeeping functions. This system also allows us to generate a comprehensive set of reports for any given period to monitor various aspects of our business.

Central Reservation System. Our proprietary central reservation system allows our guests to reserve a hotel room through our eCommerce platform’s various electronic reservation channels, including our website or by WAP or SMS, by directly phoning a hotel, by phoning our call center using a toll-free number, or through third-party agents. This system synchronizes hotel room inventory with all reservation channels across our chain in a central database and hotel room confirmations made through various reservation channels are transmitted instantly and automatically to the hotel for which the reservations are made. In addition, this system displays real-time hotel room availability at nearby hotels so local hotel managers can refer guests to available hotel rooms if their hotel is fully booked. We are also in the process of implementing additional features for our proprietary central reservation system, including allowing our members to self-select their hotel room and the ability to make reservations up to three months in advance through our eCommerce platform.

Hotel Management System. Our hotel management system is deployed locally and used to manage each hotel’s reservations, guest registration and accounting functions. This system also monitors each hotel’s operating performance on a local basis and provides a data link to our report management system to synchronize financial and operating data on a real-time basis across our chain.

One of our ongoing primary objectives is to maintain reliable information, management and operational systems and we have implemented performance monitoring for all key systems to enable us to respond quickly to potential problems. We also have implemented a security recognition system for certain aspects of our IT system which requires fingerprint identification before any of our personnel can access a particular system. Our computers and servers are hosted at our headquarters in Guangzhou. This facility provides redundant utility systems, a backup electric generator and 24-hour server support. All servers have multiple, uninterrupted power supplies and redundant file systems to maximize system and data availability. We regularly back up our data to minimize the impact of data loss due to system failure and we have established an offsite backup server approximately two miles from our headquarters. Our entire database is copied from our corporate headquarters to this server two or three times a week. In addition, we provide 24-hour technical support for each of our local hotel networks.

Hotel Chain Expansion

We established our initial hotels in 2005 and 2006 primarily in southern China, particularly in Guangzhou and Shenzhen. Since then, we have continued our on-going expansion efforts, targeting cities of Guangzhou, Shenzhen, Beijing and Shanghai, as well as other regions and provinces, including cities such as Changsha, Chongqing and Wuhan. When we enter a market, our goal is to open multiple hotels to achieve meaningful market share, local brand recognition, critical mass and economies of scale, while at the same time ensuring consistency in our accommodations and services. Once we achieve adequate scale in a particular metropolitan area, we seek to leverage our brand to expand in nearby markets. We typically prefer to lease and operate our hotels. We have more recently expanded primarily through hotel management arrangements and converted 84 managed hotels in 2009 compared to 30 leased-and-operated hotels during the same period. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain without the same level of capital expenditures as our leased-and-operated hotels. However, we expect a more balanced expansion in 2010 and expect to convert approximately 70 to 80 leased-and-operated hotels and 100 to 120 managed hotels. In any event, we intend to opportunistically pursue hotel management arrangements which can provide us access to highly desirable locations or allow us to expand in cities outside of our key target markets without a significant commitment of capital.

We follow a structured and systematic expansion process with respect to our new hotels. We have implemented a team-based, flat decision-making process that allows us to make rapid decisions to capitalize on market opportunities. To implement our conversion process for our leased-and-operated hotels and our selection and sourcing of managed hotels, we have a centralized project management team based in our head office in Guangzhou, 11 regional development teams ranging in size from two to three members for development of leased-and-operated hotels, and 12 regional development teams ranging in size from one to two members for development of managed hotels allocated among various cities throughout China. Our centralized project management team supports our regional development teams, which have primary responsibility for researching and evaluating new markets and locations, conducting feasibility studies for proposed locations, identifying potential managed hotel owners and negotiating the commercial terms of our leases and hotel management arrangements. We also rely on our regional development teams to help us establish and coordinate relationships with local governments, supervise construction contractors, and monitor the performance of our hotels, which help influence future market and location selections. We have strict hiring requirements for our regional development team members, including demonstrated maturity, energy and performance in their prior positions, and more than 70% of the senior regional development team members are locals in their relevant markets. We also train our regional development team members, contractors and managed hotel owners in our basic construction standards. In addition, we seek to appoint a hotel manager at least 60 days before opening so that the hotel manager can participate in the conversion process.

The key components of our structured and systematic conversion process are set forth below:

Planning and Site Identification. Our multi-step conversion process starts with planning and site identification by our regional development teams who focus on identifying potential new markets and locations and determining whether to pursue a leased-and-operated hotel or a managed hotel. Together with support from our centralized development staff, the regional development teams perform comprehensive studies of each new market and location by conducting site visits, gathering economic and other data, and conducting studies using a proprietary scoring system to select qualified hotel locations in the chosen market. For managed hotel site identification, the regional development teams also interview existing hotel operators, local investors and potential managed hotel owners and property owners to determine whether to pursue a managed hotel. Once a site has been selected or a managed hotel owner has been identified, the regional development team submits a proposal to our centralized project management team for approval.

In selecting new markets and locations for our hotels, we consider the following criteria:

General Market Criteria. General market criteria include local GDP, airport handling capacity, concentration of competitors, and other economic factors. Our experience indicates that our key target cities and other large cities generally meet our general market criteria for both leased-and-operated hotels and managed hotels. We have identified certain cities meeting our general market criteria that we believe generally have the potential for sustainable economic growth and the ability to support multiple 7 Days Inn hotels. We refer to these cities as our key target cities.

Specific Location Criteria. Specific location criteria include proximity to major office buildings and shopping centers, universities, convention and exhibition centers, and transportation hubs. In addition, before selecting a location, we study other factors such as property structural engineering specifications to ensure that we can renovate a particular structure to our standards. We also consider automobile and foot traffic flow patterns, but do not emphasize these criteria because our membership program reduces our reliance on walk-in guests. With respect to managed hotels, we also assess the attractiveness of the location and its ability to enhance our brand.

Financial Performance Criteria. For our leased-and-operated hotels, we analyze various operating, economic and other data to confirm that a proposed location will meet, among others, our target average daily rate and RevPAR and our required rate of return. For our managed hotels, we analyze various operating, economic and other data to confirm that the proposed location will generate sufficient revenue.

Lease Negotiation. Once a site has been approved by our centralized project management team for a leased-and-operated hotel, we negotiate with the property owner or lessor while concurrently conducting legal and regulatory due diligence investigations. Lease negotiations are led by our regional development teams and are guided by a comprehensive set of criteria, including certain financial return requirements, and we use our own standardized lease forms in most cases. All new hotel leases are subject to the final approval of our chief executive officer. Part of our due diligence investigation is designed to ensure that property owners and lessors have the legal title to their properties and the legal right to lease or sublease their properties to us, and that our intended use is consistent with local land-use regulations. If property owners are not able to provide title certificates, we seek alternative proofs of ownership.

Hotel Management Arrangement Negotiation. Once a site has been approved by our centralized project management team for a managed hotel, we negotiate with the managed hotel owner while concurrently conducting legal and regulatory due diligence investigations. Negotiations are led by our regional development teams and we use our standardized management agreement forms in most cases. All new hotel management arrangements are subject to the final approval of our chief executive officer. As part of these arrangements, our managed hotel owners must attend, at their own expense, training designed to educate them on the manner in which we operate our hotels.

Conversion. For our leased-and-operated hotels, we commence conversion after definitive agreements with the owner or lessor have been executed. Each of our construction projects is supervised by the contractor’s project manager, who is trained and monitored by our centralized project management team. We generally engage general contractors for our construction projects locally. The general contractors are typically responsible for identifying and selecting local subcontractors to complete various phases of construction. A majority of the construction materials and supplies for the new hotel are purchased by our contractors according to our contract specifications. We typically withhold 5% to 10% of the contract price for up to one year following completion of construction as a quality control measure.

For our managed hotels, the managed hotel owner is responsible for any required renovation and construction although we provide assistance with property design, leasehold improvement, construction project management and installation of our IT system. In order to control brand consistency and ensure that the managed hotel offers high-quality accommodations to our guests, we require our managed hotel owners to buy certain fixtures and construction materials from our vendors and suppliers and certain other fixtures and construction materials not necessarily from our vendors and suppliers but otherwise meeting our standards and specifications. In some cases, we allow for a departure from our standardized design with regard to lobby design, décor, color scheme or lighting scheme, if we determine these features meet or exceed our own standards. However, we require all managed hotels to offer the same set of guest amenities in each hotel room, including our standard bedding package and a walk-in shower, and we do not allow a managed hotel to commence operation without our final approval of the building and the design.

Pre-Opening Activities. Before opening a leased-and-operated hotel or a managed hotel, we carry out a series of pre-opening and completion activities, such as applying for, or, if necessary, assisting our managed hotel owners to apply for, relevant permits and approvals, identifying and appointing members of the hotel management team, and hiring and training hotel staff in anticipation of the hotel opening.

It typically takes approximately 120 days from the start of hotel conversion to completion and approximately 10 additional days to prepare for opening.

We have incurred capital expenditures for our leased-and-operated hotels primarily related to leasehold improvements and investments in furniture, fixtures and equipment, technology and information and operational systems. Our capital expenditure cash payments totaled RMB338.4 million, RMB405.2 million and RMB 326.4 million (US$47.8 million) in 2007 and 2008 and 2009, respectively. As of December 31, 2009, we expect to pay approximately RMB11.4 million (US$1.7 million) of capital expenditures in connection with recently completed leasehold improvements and the completion of the leasehold improvements of four leased-and-operated hotels under conversion as of December 31, 2009.

Sales and Marketing

Our core targeted guests consist of the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging. We also focus sales and marketing efforts on technology-savvy guests. In 2009, approximately 86% of our members were under the age of 40. With the participation of our local hotel managers, our headquarters typically set, review and adjust our hotel room rates based on local market conditions and the location of our hotels. We generally offer our hotel room rates to members of our 7 Days Club that are discounted to the hotel room rates offered to non-members depending on the location and maturity of the hotel and other demand factors. Once the hotel room rates are set, neither the sales teams at our headquarters nor our local hotel managers are permitted to change them in their daily sales and marketing activities. The rates of our hotel rooms marketed and sold through third-party agents are the same as those offered by us to our members. We believe our competitive and transparent pricing policy has enabled us to increase and subsequently maintain high customer loyalty and occupancy rates, thereby minimizing our reliance on more costly third-party agents.

We maintain sales and marketing personnel at both our headquarters and at the local level and these personnel are responsible for implementing our marketing plans in a coordinated manner. Our sales and marketing efforts focus primarily on our 7 Days Club membership program, as opposed to simply selling our hotel rooms. We believe this allows us to expand our available customer base. In keeping with this focus, we evaluate the performance of our sales and marketing personnel with an emphasis on their contributions to the growth of our 7 Days Club member base in addition to hotel room nights sold. Our 7 Days Club provides us with a proprietary database to conduct lower-cost, more targeted sales and marketing activities to our members through our website and by email, WAP and SMS. For example, based on market conditions, we prioritize room availability in our various sales channels through our centralized IT system on a real-time basis in order to optimize our profitability. We also seek member feedback through our website and by holding focus groups with members of our 7 Days Club from time to time. In addition, we also are able to track the consumption patterns of members through our IT system, which allows us to improve our customer service and marketing initiatives.

We support each hotel’s local sales efforts with corporate office sales executives who develop and implement new marketing programs, and monitor and respond to specific market needs and preferences. Our corporate marketing and advertising programs are designed to enhance customer awareness and preference for the “7 Days Inn” brand and the 7 Days Club. In our marketing efforts, we encourage guests’ use of our eCommerce platform, and we have been successful in migrating our guests to our eCommerce platform and away from our call center and more-costly third-party agents. For example, we have increased our total hotel rooms booked through our website or by WAP or SMS from approximately 49% of total room nights in 2008 to approximately 58% of total room nights in 2009.

For our corporate customers, we have developed our E-7 Days business and travel management system. The system generates detailed reports of hotel room rental activity for our corporate customers and is intended to provide a convenient and cost-effective tool to manage business trip expenses. We believe our system will help us develop additional corporate customers and business travelers.

We currently advertise and promote our “7 Days Inn” brand and 7 Days Club through our partnership arrangements with China Merchants Bank, China Southern Airlines and other Chinese companies, and through the Internet pursuant to our arrangements with Tencent and Tianya. We also market our 7 Days Inn hotels and 7 Days Club through promotional events, special holiday promotions, and joint promotional activities with strategic partners. For example, we concluded a marketing campaign with Sohu.com, a leading Chinese Internet portal, to accept bids on hotel rooms in Beijing and Tianjin during the 2008 Beijing Olympic Games. We intend to enter into additional arrangements in the future to further promote our membership base, hotel network and brand image.

Hotel Management

We believe that skilled management is a critical element in maximizing revenues and the profitability of our hotel operations. Personnel at our corporate office perform strategic planning, finance, project development, sales and marketing, training and other functions and guide, support and monitor our on-site hotel operations and managers. Each of our departments, including hotel operations, sales and marketing, human resources and training, information technology, development, legal, and accounting and finance, is staffed by an experienced team with significant expertise in their respective fields. Together with our centralized IT system, these departments support each hotel and its management in day-to-day activities by providing operating statistics, accounting and budgeting services, sales and revenue management, marketing and promotion support, cost control, property management tools and other resources that we develop, maintain and deliver efficiently and effectively using our centralized corporate office resources.

We have also eliminated a layer of regional management between our hotels and our national headquarters by allowing hotel managers to elect regional representatives from among their peers via an annual voting system. These regional representatives perform some of the regional leadership functions that otherwise would be delegated to regional management, including identifying operating efficiencies, coordinating regional initiatives and securing the implementation of material company policies on a regional basis. In addition, nine members of our legislative commission are hotel managers who are elected by their peers to participate in the formulation of our management and company policies, thereby ensuring direct input from the operating level for the formulation and implementation of these policies.

Key elements of our centralized hotel management programs include the following:

Budgeting and Monitoring. Our corporate office personnel set a detailed annual budget for revenues and cost categories of each hotel based on historical and projected operating performance of the hotel, planned targeted marketing, planned renovations, operational efficiencies and local market conditions. Through the use of our centralized IT system, we are able to track each hotel’s daily occupancy, revenues and other operating data. We also are able to identify potential issues for further investigation. As a result, we can efficiently and effectively monitor the actual performance of each hotel and can adjust sales efforts and other resources in time to take advantage of changes in the market and to maximize our profitability. Our IT system allows us to delegate significant responsibility to individual hotel managers, including management of hotel operating costs and the selection of hotel staff, which we believe encourages innovative and entrepreneurial behavior.

Quality Assurance and Training. We have established quality standards for all aspects of our hotel operations covering, among other areas, housekeeping, hotel maintenance and renovation, and products and services generally. To ensure uniform compliance with our quality standards, we have developed a comprehensive set of procedural manuals relating to all aspects of our hotel operations to ensure that our employees follow the same standards. We have implemented comprehensive training programs to ensure the effectiveness and uniformity of our employee training through our centralized human resources department at our corporate office, as well as through our 7 Days Inn management academy.

To ensure that all of our hotels perform to our standards, we have established an effective and clearly-defined performance evaluation system based on a comprehensive set of key performance indicators that we assess on a real-time basis. In addition, compliance with quality standards is monitored through both scheduled and unannounced visits by management from our headquarters and reviews are conducted periodically at each hotel. We also have implemented a “secret guest” program conducted by third parties that provides us with monthly reports on the quality standards of our hotels, and we hold focus groups with members of our 7 Days Club from time to time to solicit member feedback.

We require most of our employees to take periodic tests in order to monitor compliance with our quality standards. In addition, our practice of tracking customer and member comments through website feedback and the direct solicitation of guest opinions regarding specific items, helps us to improve services and amenities at each hotel across our hotel chain.

Periodic Renovations. To maintain our quality standards and enhance our hotels’ appeal to our guests, we require each of our hotels to conduct periodic renovations, including replacement of furnishings, fixtures and equipment. We base recommendations for capital spending decisions on, among others, customer and hotel manager feedback, maintenance of our quality standards and our targeted financial return on a given capital investment. In general, we expect to complete renovations as necessary to maintain our quality standards. We may remove a managed hotel from our central reservation system for a period of time if our managed hotel owner does not complete periodic renovations in a timely manner or to our standards.

Centralized Procurement. We have implemented a centralized procurement system to allow us to obtain the best price and ensure the quality and consistency for a majority of the goods sourced to our hotels. As a leading branded economy hotel chain in China with a national footprint, we believe we generally are able to exert leverage over our suppliers of commodity goods and services to improve pricing and other terms. In addition, we have centralized laundry facilities in certain cities, and clean towels are seal-packaged for distribution back to the hotels.

Employees and Training

We believe recruiting and retaining a team of capable and motivated managerial and other employees is critical to our success. Because our managerial and other employees manage our leased-and-operated hotels and managed hotels and interact with our guests on a daily basis, they are critical to maintaining the high-quality and consistency of our product and service offerings, as well as our brand and reputation. Accordingly, we aim to recruit, train and retain the best talent through a multi-step recruiting and training process while offering competitive performance-linked compensation packages and career advancement opportunities. In addition, our IT system is designed to allow us to delegate significant responsibility to individual hotel managers, including management of hotel operating costs and the selection of hotel staff, which we believe encourages innovative and entrepreneurial behavior. We also encourage open communication between our employees and senior management and facilitate this communication with discussion forums and by email.

Our IT system also allows us to centralize our financial management, budget control and accounting and bookkeeping functions, which allows us to avoid multiple layers of management on a regional or local basis, reduce personnel and eliminate multiple-system costs. As a result, we have reduced the headcount of our corporate staff despite our significant expansion from 348 as of December 31, 2007, to 316 as of December 31, 2008 and to 291 as of December 31, 2009.

We have also implemented an internal human resource market allowing hotel managers to bid on the services of employees located throughout our national chain for their own hotels and opening new avenues for employees to achieve geographic and career mobility. We believe this internal human resource market promotes fair competition among our personnel, enhances their enthusiasm and job satisfaction and reduces our attrition rate.

Recruiting. We seek to hire entrepreneurial, motivated and customer service oriented managerial employees with backgrounds and experience in hotel, service and other industries. We source potential management candidates through two distinct tracks: (1) we use staffing firms and hiring agents, as well as newspaper advertisements and website postings, to identify experienced candidates; and (2) we have implemented an on-campus recruiting program that seeks to identify capable and motivated potential management candidates and provides each of them with an opportunity to become an assistant hotel manager after successful completion of a two-year training and employment program. Our hiring process for hotel managers includes an initial screening interview, followed by further interviews and group testing. Successful candidates in the screening and interview process must then complete our two-month training program before being assigned to their respective hotels.

Training. To promote consistent and high-quality accommodations and customer satisfaction, we have standardized our policies and procedures in a detailed procedural manual that all employees are required to adhere to, and we have implemented extensive training programs, including various eLearning courses, and periodic tests for managerial and other hotel-based staff primarily through our 7 Days Inn management academy. Candidates for hotel manager are required to undergo a two-month training period, during which they receive classroom and practical training in managing all core aspects of our hotel operations, as well as our company culture and philosophy. At the end of the two-month training period, new managers must pass a test before being assigned to their respective hotels. We also require our managed hotel owners to complete our training program so they are familiar with our policies and procedures and company culture and philosophy before opening their managed hotel.

Our training program is also designed to address our continuing need for qualified managerial and other employees to keep pace with our rapid growth. Because of our standardized policies and procedures and our extensive training programs, we have been able to recruit and train entrepreneurial, motivated and customer service oriented managerial employees with diverse backgrounds rather than relying on identifying individuals with prior hotel management experience or expertise.

Performance Evaluation and Compensation. To ensure that all of our hotels perform to our standards, we have established a clearly defined performance evaluation system based on a comprehensive set of key performance indicators that are aligned with a corresponding compensation and bonus structure and we assess these key performance indicators on a real-time basis. For example, 30% of each hotel manager’s base salary is based upon our determination of satisfactory performance at the local and company-wide level. We also provide hotel managers with the opportunity to earn quarterly and year-end bonuses, and they are eligible to participate in our stock option plan. In addition, we provide capable and experienced hotel staff with opportunities to be promoted to management positions. We believe our performance-linked compensation structure, career-oriented training and career advancement opportunities, as well as the significant level of responsibility we delegate, are the key drivers that motivate our employees and encourage their entrepreneurship. As a result, we have experienced a low attrition rate among our hotel managers since our inception. The following table sets forth a breakdown of our employees for each of the periods indicated:

	As of December 31,
	2007	2008	2009
Corporate staff	348	316	291

Hotel-based staff	3,694	5,758	7,883

Hotel direct support staff(1)	76	155	270

Total	4,118	6,229	8,444

(1)	Includes call center staff, hotel bookkeepers and cashiers and regional laundry management personnel.

We have outsourced the human resources administration with respect to our employees below the level of assistant hotel manager to two specialized human resources companies owned and controlled by third parties. These human resources companies are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of covered employees. Although these employees are recruited, hired and retained by us, they enter into employment contracts directly with these human resources companies. By outsourcing these functions, we are able to eliminate the need for local human resource managers for each of our hotels. We have not experienced any business interruptions due to these arrangements, and we believe we can switch human resources companies and transfer our employees to replacement companies, if necessary, without substantial business interruptions in the future.

None of our employees is represented by a labor union and we consider our relations with our employees to be good.

Competition

The lodging industry in China is highly fragmented and competitive, and we expect competition to persist and intensify. Competition is primarily based on hotel room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, service quality, range of services and guest amenities. We believe we currently compete primarily with the five other leading national economy hotel chains—Home Inns & Hotels Management, Jinjiang Inn Co., Ltd., Shanghai Motel Hotel Management Co., Ltd., Hanting Inn & Hotels and Green Tree Inns Hotel (China) Co., Ltd.—based on scale and national coverage. There are also various regional and local economy hotel chains and local guest houses in the markets in which we operate, but we believe the leading national economy hotel chains will continue to capture market share at their expense. We also compete with one-, two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels and many of the amenities available at those hotels, while maintaining competitive pricing and high-quality services tailored to our guests. In addition, we also compete with other hotel brands for desirable locations and potential managed hotel owners based on the strength of our brand and the terms of our hotel management arrangements. In the future, we may face increased competition from our existing competitors due to new partnerships, arrangements or investments, such as the investment by Ctrip, the leading Chinese travel website, in two of our large competitors. We may also face competition from new players in the economy hotel segment in China since developing or converting an economy hotel requires a smaller commitment of capital and human resources and the PRC government may adopt measures designed to increase the number of economy and other hotels in China. This relatively low barrier to entry permits new competitors to enter or expand in our markets quickly and compete with our business. Furthermore, we may face competition from all other hotels for guests in each of our markets, as our guests may change their travel and spending patterns and choose to stay in hotels in different segments.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws, as well as imposing confidentiality obligations on our employees, contractors and others. Our intellectual property rights include the following:

•	we have received copyright registration certificates for 12 software programs developed by us;

•	we have applied for an invention patent for a method of data transmission;

•	we have applied for two utility model patents for our modular bathroom, of which we received one utility model patent in 2009;

•	we have applied for trademark registration of our “7 Days Inn” brand and logo in China, Hong Kong, the United States and Malaysia; and

•	we have registered more than 40 domain names.

Insurance

We hold property and liability insurance policies for our hotels with coverage features and insured limits that we believe are customary for similar companies in our industry in China. We carry property insurance that covers the assets that we own at our hotels and the buildings in which our leased-and-operated and managed hotels are operated. We also carry third-party personal injury and property damage insurance. We require our lessors and managed hotel owners to purchase customary insurance policies, but they may fail to satisfy these requirements. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage or if we suffer significant claims giving rise to increased premiums and deductibles, our business, results of operations and financial condition may be materially and adversely affected. We do not carry business interruption insurance.

Facilities

Our headquarters are located in Guangzhou, China, where we lease approximately 2,467 square meters of office space. As of December 31, 2009, we leased 236 out of our 337 hotels with an aggregate size of approximately 795,035 square meters. Our remaining 101 hotels were managed by us pursuant to managed hotel arrangements. For detailed information about the locations of our hotels, see “—Our 7 Days Inn national hotel chain.”

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We do not expect any of these proceedings, investigations or claims, individually or in the aggregate, to have a material adverse effect on our business, financial condition or results of operations.

In October 2008, Tianjin Nanyang General Services Co., Ltd. brought a lawsuit against 7 Days Shenzhen before The First Intermediate People’s Court of Tianjin. The plaintiff claimed that 7 Days breached a lease agreement and damaged its property during a renovation and sought damages of RMB9.2 million (US$1.3 million). In addition, in November 2009, Yuda Construction Industrial Co., Ltd. brought two lawsuits against 7 Days Shenzhen, one before The People’s Court of Futian District in Shenzhen and one before The People’s Court of Tianhe District in Guangzhou. In these lawsuits, the plaintiff claimed that we are in breach of contracts relating to property renovation and construction at two of our hotels, and sought damages of RMB11.7 million (US$1.7 million) and RMB5.7 million (US$0.8 million), respectively. Although we cannot predict with certainty the result of such lawsuits, we do not believe that their final outcome will have a material adverse effect on our business and results of operations, either individually or in the aggregate.

Regulation

        The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, which became effective as of December 1, 2007. Under this regulation, the hotel industry belongs to the category of permitted foreign investment industry and there is no restriction on foreign investment in hotel businesses in China, other than regular business license and other permits that must be possessed by every lodging business in China. There are no regulatory ceilings on room rates in China. The market-based pricing is permissible for the hotel industry and room rates may be determined at the sole discretion of hotel management. Relative to other industries in China, regulation of the hotel industry in China is still developing and evolving. As a result, most legislative action has consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislation. Many of these standards, rules and circulars date from the late 1990’s, and it is expected that they may be amended, revised or expanded in the coming years as the hotel industry in China matures. This section summarizes the principal PRC regulations currently relevant to our business and operations.

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the State Council promulgated Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a Special Industry License. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law, behaving suspiciously or an offender wanted by the public security authority.

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulations, according to which, a hotel must obtain a public area hygiene license before opening for business. In February 2009, China adopted the PRC Law on Food Safety, according to which any hotel that provides food must obtain a food distribution license or a catering service permit. In April 1998, SCNPC enacted the Fire Prevention Law. The Fire Prevention Law requires that public gathering places such as hotels pass a fire prevention safety inspection by the local public security fire-fighting department prior to opening for business. In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places, and in March 2006, the Ministry of Culture issued the Circular on Carrying out the Regulations for Administration of Entertainment Places, under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations. The above regulations also set forth obligations concerning public security, hygiene, fire prevention, and other standards relating to the operation of public facilities. The relevant administrative authorities may impose penalties and even shut down hotels that violate the provisions.

In 2003, the National Tourist Administration, or the NTA, promulgated the Regulations on the Assessment of the Star Rating of Tourist Hotels, or the Star Rating Regulations. Under the Star Rating Regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for five years.

Regulations on Consumer Protection

In October 1993, China adopted the Law on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

(1) to ensure that commodities and services meet with certain safety requirements;

(2) to disclose serious defects of a commodity or a service and adopt preventive measures against damage occurrence;

(3) to provide consumers with true information and to refrain from conducting false advertising;

(4) not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means; and

(5) not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering an apology and compensation for any losses incurred. The following penalties may also be imposed upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

In December 2003, the Supreme People’s Court enacted the Interpretation of Some Issues concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, which further increases the liabilities of a business operator engaged in the operation of hotels, restaurants, or entertainment facilities and subjects such operators to compensatory liability for failing to fulfill their statutory obligation to a reasonable extent or to guarantee the personal safety of others.

Regulations on Environmental Protection

In June 2002, China adopted the Law on Promoting Clean Production which regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.

Regulations on Commercial Franchising

Franchise activities are subject to the supervision and administration of the Ministry of Commerce and its local counterparts. Such activities are currently regulated by the Regulations for Administration of Commercial Franchising promulgated by the State Council and effective as of May 1, 2007. The Regulations for Administration of Commercial Franchising were later supplemented by the Administrative Measures for Archival Filing of Commercial Franchise and the Administrative Measures for Information Disclosure of Commercial Franchise, both of which were issued by the Ministry of Commerce and took effect on May 1, 2007.

Under these regulations, franchisors must satisfy certain requirements including, among other things, having mature business models, the capacity to provide operation instruction, technical support and training to franchisees and ownership of at least two self-operated shops that have been in operation for at least one year in China. Franchisors already engaged in franchising activities before May 1, 2007 are not subject to the requirement of owning at least two self-operated shops in operation for at least one year. Franchisors engaged in franchising activities without satisfying the above requirements may be subject to penalties such as the forfeit of illegal income and the imposition of monetary fines between RMB100,000 (US$14,650) and RMB500,000 (US$73,250). Franchise contracts shall include certain required provisions, such as terms, termination rights and payments.

Franchisors are generally required to file franchise contracts with the Ministry of Commerce or its local counterparts. Failure to report franchising activities may result in penalties such as fines up to RMB100,000 (US$14,650). In the first quarter of every year, franchisors are required to report to Ministry of Commerce or its local counterparts any franchising contracts they executed, canceled, renewed or amended in the previous year.

The term of the franchising contracts shall be no less than three years unless franchisees otherwise agree. The franchisee is entitled to terminate the franchise contract at his sole discretion after a period of time.

Pursuant to the Administrative Measures for Information Disclosure of Commercial Franchise, franchisors are also required to provide franchisees with basic information in writing and franchise contracts 30 days prior to the execution of such contracts. Failure to disclose or misrepresentation entitles the franchisee to terminate the franchise contact and may also result in fines for the franchisor of up to RMB100,000 (US$14,650). In addition, such noncompliance may be bulletined.

Regulations on Trademarks

Both the PRC Trademark Law, adopted in 1982 and revised in 2001, and the Implementation Regulation of the PRC Trademark Law adopted by State Council in 2002, give protection to the holders of registered trademarks and trade names. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreement must be filed with the Trademark Office or its regional counterpart.

Regulations on Foreign Currency Exchange

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and various regulations issued by SAFE, and other relevant PRC government authorities, the Renminbi is convertible for current account items, such as trade related receipts and payments, interest and dividend. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementation notice issued by SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. The SAFE implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under SAFE Notice 75 refers to those “PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.

PRC residents are required to complete amended registrations with the local SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Regulations on Employee Stock Holding Plan or Stock Option Plans

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and their Implementation Rules were issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all employee stock ownership plans, stock option plans and other similar plans with onshore individual participants and involving foreign exchange matters must be approved by SAFE or its authorized branch. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options or restricted share units or issued restricted shares by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to complete certain procedures and transactional foreign exchange matters upon the examination by, and approval of, SAFE. We and our PRC employees who have been granted stock options or restricted share units or issued restricted shares are subject to the Stock Option Rule.

Regulations on Dividend Distributions

Under the regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures, wholly foreign owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

Regulation on Overseas Listing

Six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the New M&A Rule, effective on September 8, 2006. This New M&A Rule purports, among others, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by special purpose vehicles seeking the CSRC’s approval of their overseas listings.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that the CSRC’s approval is not required in the context of our IPO because we established our PRC subsidiaries by means of direct investment or trusts. See “Risk Factors—Risks Related to the Regulation of Our Business—Our failure to obtain the prior approval of the China Securities Regulatory Commission for our IPO and the listing and trading of our ADSs on the Nasdaq Global Market could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for our IPO; the regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.”

Regulations on Labor Contracts

The new labor contract law that became effective on January 1, 2008 seeks to clarify the responsibilities of both employers and employees and codifies certain basic rights and protections of employees. Among others, the new labor contract law provides that after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract. In addition, employees who have been employed for more than 10 years by the same employer are entitled to require a non-fixed-term contract. The new labor contract law also requires that hiring employees through human resources outsourcing firms or labor secondment agencies be limited to temporary, auxiliary or substitute positions. Furthermore, an employer may be held jointly liable for any damages to its employees caused by its human resources outsourcing firm or labor secondment agent if it hires such employees through these entities.

It is expected that relevant PRC government authorities will issue implementing rules for the new labor contract law. Due to the limited period of effectiveness of the new labor contract law, we are uncertain how it will impact our current employment policies and practices. See “Risk Factors—Risks Relating to the Regulation of Our Business—Our current employment practices may be restricted under a new labor contract law of the PRC and our labor costs may increase as a result.”

Regulation of Loans between a Foreign Company and its Chinese Subsidiary

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is subject to several Chinese laws and regulations, including the Foreign Exchange Administration Regulation of 1996 and its amendments of 1997 and 2008, the Interim Measures on Foreign Debts Administration of 2003, or the Interim Measures, the Statistical Monitoring of Foreign Debts Tentative Provisions of 1987 and its implementing rules of 1998, the Administration Provisions on the Settlement, Sale and Payment of Foreign Exchange of 1996, and the Notice of the SAFE on Issues Related to Perfection of Foreign Debts Administration, dated October 21, 2005.

Under these rules and regulations, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branch in accordance with relevant PRC laws and regulations. Our PRC subsidiaries can legally borrow foreign exchange loans up to their respective borrowing limits, which is defined as the difference between the amount of their respective “total investment” and “registered capital” as approved by the MOFCOM, or its local counterparts. Interest payments, if any, on the loans are subject to a 10% withholding tax unless any such foreign shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Pursuant to Article 18 of the Interim Measures, if the amount of foreign exchange debt of our PRC subsidiaries exceeds their respective borrowing limits, we are required to apply to the relevant Chinese authorities to increase the total investment amount and registered capital to allow the excess foreign exchange debt to be registered with the SAFE.

C. Organizational Structure

We incorporated 7 Days Inn in the Cayman Islands in October 2004. We have implemented an offshore holding company structure and we conduct substantially all of our operations in China through our PRC wholly-owned subsidiary, 7 Days Shenzhen, and its subsidiaries and branches. For additional information on our holding company structure, see Item 7.B, “Related Party Transactions—Transactions Related to Our Offshore Holding Company Structure.” The following diagram illustrates our corporate structure and the place of formation and affiliation of our subsidiaries and branches as of December 31, 2009:

(1)	These seventeen wholly-owned subsidiaries are Guangzhou 7 Days Hotel Management Co., Ltd., Guangzhou 7 Days Inn Co., Ltd., Chengdu 7 Days Hotel Management Co., Ltd., Fuzhou Gulou District 7 Days Hotel Management Co., Ltd., Guiyang 7 Days Hotel Management Co., Ltd., Wuhan 7 Days Hotel Management Co., Ltd., Xi’an 7 Days Hotel Management Co., Ltd., Tianjin 7 Days Hotel Management Co., Ltd. , Jinan 7 Days Hotel Management Co., Ltd., Guiyang Nanming 7 Days Hotel Management Co., Ltd., Foshan 7 Days Inn Co., Ltd., Shenyang 7 Days Hotel Management Co., Ltd., Kunming 7 Days Hotel Management Co., Ltd., Nanjing 7 Days Speedy Hotel Management Co., Ltd., Hefei 7 Days Hotel Management Co., Ltd., Nanjing 7 Days Shabo Hotel Management Co., Ltd., and Shanghai 7 Days Investment Management Co., Ltd. In addition, Guangzhou 7 Days Hotel Management Co., Ltd. owns 100% of the outstanding equity interests in Nanchang 7 Days Hotel Management Co., Ltd, which is not illustrated in the diagram above.
(2)	The 20% equity interest in Shanghai 7 Days Hotel Management Co., Ltd. is owned directly by Guangzhou 7 Days Hotel Management Co., Ltd.
(3)	The 30% equity interest in Wuxi Shenglong Hotel Management Co., Ltd. is held by Mr. Nanyan Zheng, our chief executive officer, in trust for our company.

D. Property, Plant and Equipment

See Item 4.B, “Information on the Company — Business Overview — Our 7 Days Inn National Hotel Chain—Facilities,” “— Leased-and-Operated Hotels” and “—Managed Hotels.” We do not own the real property on which, or the buildings in which, any of our hotels are operated.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. See “Introduction—Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information—Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a leading and fast growing economy hotel chain based in China. We operate limited service economy hotels across major metropolitan areas in China under our “7 Days Inn” brand. Our 7 Days Inn hotel chain has grown from 5 hotels in 2 cities as of the end of 2005 to 337 hotels in 54 cities as of December 31, 2009. We have more hotels in operation than any of our five primary national economy hotel chain competitors in Guangzhou (35 hotels), Shenzhen (31 hotels), Wuhan (23 hotels), Changsha (17 hotels), Chongqing (14 hotels) and Guiyang (10 hotels), six cities with aggregate population of approximately 67 million. We also have a strong presence in Beijing (38 hotels), Nanjing (14 hotels), Chengdu (12 hotels) and Jinan (11 hotels), four cities with aggregate population of approximately 44 million. In addition, we have 25 hotels in Shanghai, which has a population of approximately 19 million. Our revenues grew from RMB54.9 million in 2006, to RMB252.8 million in 2007, to RMB721.4 million in 2008 and to RMB1,141.3 million (US$167.2 million) in 2009.

We have historically grown our 7 Days Inn hotel chain by leasing and converting existing real estate properties meeting our site and other selection criteria. We refer to these hotels as our “leased-and-operated” hotels. For our leased-and-operated hotels, we target existing properties as opposed to new construction because we believe this strategy results in more favorable lease terms. More recently, we expanded our focus to include hotel management arrangements. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. We refer to these hotels as our “managed” hotels. Under our standardized hotel management arrangements, we license our brand to third parties and are responsible for managing these hotels, including hiring and appointing hotel managers and staff and installing and maintaining our IT system, allowing us to control brand consistency and ensure that we offer high quality accommodations to our guests. We do not own the real property on which, or the buildings in which, any of our hotels are operated. As of December 31, 2007, 2008 and 2009, we had 106, 223 and 337 hotels in operation, including 3, 17 and 101 managed hotels as of those dates, respectively. In 2010, we expect to convert approximately 70 to 80 leased-and-operated hotels and 100 to 120 managed hotels.

Our hotels are strategically located to provide our guests with convenient access to major office buildings and shopping centers, universities, convention and exhibition centers, and transportation hubs. Our typical hotel has 80 to 120 hotel rooms. Each hotel has a standardized design, appearance, decor, color scheme, lighting scheme and set of guest amenities in each hotel room. The hotel rooms in each of our hotels are divided into several classes and are offered at different rates and with different amenities. All of our hotel rooms include a standard bedding package, a comfortable work space, free broadband Internet access, cable television, air-conditioning, and a bathroom with a walk-in shower.

Our 7 Days Inn hotel chain has a national footprint with hotels in operation and under conversion in 29 of 31 provinces in China as of December 31, 2009. We established our initial hotels in 2005 and 2006 primarily in southern China, particularly in Guangzhou and Shenzhen. In 2007, we continued our on-going expansion efforts in existing markets and expanded into central, southwest and eastern China, covering cities such as Chongqing, Wuhan and Shanghai, as well as the national capital of Beijing in the north. In 2008, we continued our national expansion by targeting the provincial capital of most provinces. In 2009, we continued our national expansion with an increased focus on managed hotels. Our hotels located in Beijing, Guangzhou and Shenzhen have typically enjoyed higher average occupancy rates and average daily room rates than our hotels located in other cities.

During 2009, we had operating income of RMB73.9 million (US$10.8 million), compared to cumulative operating losses of RMB276.1 million (US$40.4 million) for the years ended December 31, 2004 to 2008. These earlier operating losses reflect, among other things, the rapid expansion of our hotel chain, particularly growth in our number of leased-and-operated hotels and related investments in furniture, fixtures and equipment, and our focus on building our 7 Days brand. Before a leased-and-operated hotel begins to generate revenue, which is when we generally consider a hotel to be operational, we incur significant out-of-pocket operational related expenses. Operating expenses for new leased-and-operated hotels are also impacted by our recognition of rent expense over the full lease term on a straight-line basis including any “free rent” lease period, which is common under many of our lease agreements before a hotel becomes operational and generally ranges from three to four months. Once operational, cash flow and operating performance for our hotels, including average occupancy rates, average daily rates and RevPAR generally improve until stabilization is reached, which in turn usually results in positive operating cash flow contribution. For example, rent and staff costs—our two largest cash expenses in any period—as a percentage of total revenues have declined from an aggregate of 71.2% in 2007, to 63.8% in 2008 and to 48.7% in 2009. Therefore, in the early stages of our chain expansion program, a large percentage of our leased-and-operated hotels were either in the negative operating cash flow conversion stage or were in operation but not yet fully stabilized, causing our consolidated operating income to be negative. However, as our stabilized hotel portfolio has grown and the percentage of new leased-and-operated hotels in our growth pipeline has decreased, our operating income has become positive.

In 2007, 2008 and 2009, we had net losses of RMB123.7 million, RMB209.9 million and RMB102.2 million (US$15.0 million). The historical net losses in 2007 and 2008 reflect, among other things, the factors described above regarding our historical operating losses, as well as interest expense primarily related to our senior notes which we repaid in full in December 2009. The net loss in 2009 reflects, among other things, interest expense primarily related to our senior notes and a loss on debt extinguishment related to our senior notes, as well as a charge for change in fair value of ordinary share purchase warrants that were required to be exercised in connection with our IPO. We expect that our ability to generate net profit in future periods will depend on a number of factors, including our ability to continue to increase our revenues while containing operating costs and expenses and our ability to reduce our interest expense as a proportion of our revenues. As discussed more fully below, our future revenue growth is expected to depend significantly upon our ability to expand our hotel chain in existing and new markets in China and maintain and further increase our average occupancy rate, average daily rate and RevPAR at existing hotels. Our future revenue growth will also depend on our mix of leased-and-operated hotels and managed hotels and the maturity and locations of our hotels.

In addition to the factors described above, our operating results are subject to conditions typically affecting the lodging industry, including:

•	changes in global, national, regional or local economic conditions;

•	competition from other hotels;

•	the attractiveness of our hotels to our guests;

•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;

•	adverse weather conditions, natural disasters or travelers’ fears of exposure to serious contagious diseases;

•	the performance of managerial and other employees of our hotels; and

•	increases in operating costs and expenses, particularly rents, due to inflation and other factors.

Changes in any of these conditions could negatively impact our average occupancy rates, average daily rates and RevPAR, or otherwise adversely affect our results of operations and financial condition. While China’s economic growth has remained positive, its economic growth rate has fallen as part of the world financial crisis. However, the economy hotel industry in China has been less severely impacted than certain other Chinese industries and, in some instances, has benefited from a shift in consumer and business traveler preferences to economy hotel options from star-rated options. Nevertheless, occupancy at our hotels in Shanghai, Shenzhen and other cities in the Pearl River Delta Region were temporarily impacted due to the impact of the world financial crisis and the H1N1 virus scare. In addition, our operations were temporarily impacted in Sichuan following the 2008 earthquake. Our ability to obtain and maintain profitability and positive operating income will be impacted by those conditions generally impacting the lodging industry in China described above and the company-specific financial and non-financial key performance indicators described below.

Key Performance Indicators

Through the use of our centralized IT system, which integrates and links each hotel’s local management system to our central network, we are able to track a set of non-financial and financial key performance indicators on a real-time basis, such as each hotel’s daily occupancy, revenues and other operating data. As a result, we can efficiently and effectively monitor the actual performance of each hotel in our chain on a real-time basis and can adjust sales efforts and other resources quickly to take advantage of changes in the market and to maximize our profitability.

Non-Financial Key Performance Indicators

Our non-financial key performance indicators include the total number of hotels and hotel rooms in our 7 Days Inn hotel chain, as well as RevPAR achieved by our hotels. The increase in the number of hotels in our chain is largely affected by the demand for our hotels in various cities and our ability to successfully and timely identify and secure new properties and open new hotels at desirable locations and at reasonable cost. RevPAR is a commonly used operating measure in the lodging industry and is defined as the product of average occupancy rate, which refers to the total number of occupied hotel rooms divided by the total number of hotel rooms available for rent for a given period, and average daily rate achieved, which refers to total hotel room revenues divided by the total number of occupied hotel rooms in a given period. We generally experience an increasing average occupancy rate as our hotels mature and we establish a presence in the relevant market, customer awareness of new hotel sites increases and our promotional activities take effect. Once our hotels mature, we generally experience stability in our average occupancy rate and average daily rate.

We measure our non-financial key performance indicators across all hotels, as well as by leased-and-operated hotels and managed hotels since we may employ different strategies with respect to a decision to convert a leased-and-operated hotel or a managed hotel in a particular region or location. For example, our recent expansion in managed hotels has been focused outside of our key target cities as we seek to capitalize on our hotel chain’s maturity and our brand recognition and continue to expand our hotel chain without the same level of capital expenditures as our leased-and-operated hotels.

The following table presents certain selected operating data as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in our industry. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—Certain of our non-financial performance indicators may not be comparable to those of our competitors.”

	As of and for the year ended December 31,
	2007	2008	2009
Hotels in operation(1)	106	223	337
Leased-and-operated hotels	103	206	236
Managed hotels(2)	3	17	101

Hotels under conversion(1)	86	49	64
Leased-and-operated hotels	84	34	6
Managed hotels	2	15	58

Total hotel rooms for hotels in operation(1)	11,399	22,352	32,836
Leased-and-operated hotels	11,057	20,697	23,764
Managed hotels	342	1,655	9,072

Total hotel rooms for hotels in conversion(1)	7,364	4,821	6,168

Number of cities covered for hotels in operation(1)	20	33	54

Average occupancy rate(3)	88.0%	88.1%	88.3%
Leased-and-operated hotels	88.2%	88.4%	89.2%
Managed hotels	83.8%	83.3%	82.8%

Average daily rate (in RMB)	158.1	159.9	159.6
Leased-and-operated hotels	159.0	160.4	160.0
Managed hotels	133.0	151.2	156.2

RevPAR (in RMB)	139.2	140.9	140.9
Leased-and-operated hotels	140.2	141.8	142.7
Managed hotels	111.5	126.0	129.3

(1)	As of the end of each period.
(2)	Includes one managed hotel in which we own a noncontrolling interest for each period.
(3)	Occupancy rates for certain hotels benefit from rental of the same hotel room multiple times a day.

Average Occupancy Rate. Occupancy rates of our hotels mainly depend on market demand, the maturity of our hotels, the locations of our hotels, our ability to maintain consistent and high-quality accommodations and services, the effectiveness of our sales and marketing efforts, and the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure, including pricing pressure. Occupancy rates are also affected by our rental of the same hotel room multiple times a day in certain locations. In addition, most of our guests are individual business and leisure travelers and we typically do not benefit from group travelers who tend to reserve blocks of rooms. We generally believe that an average occupancy rate for our hotel chain significantly above 90% is not sustainable as a result of, among others, the following factors:

•	hotel room demand varies throughout the week (for example, in many locations we experience near full occupancy on Thursday, Friday and Saturday and lesser occupancy on other days of the week);

•	seasonality experienced by our hotels with occupancy rates lower in the first quarter of each year corresponding with Chinese New Year;

•	scheduled maintenance and minor repairs;

•

unanticipated vacancies due to unanticipated events (for example, the impact of the 2008 Sichuan earthquake and lower occupancies in Beijing surrounding the 2008 Beijing Olympics due to travel restrictions imposed by the Chinese government); and

•	in an effort to maximize RevPAR, we may opt to raise hotel room rates in certain locations which may negatively impact occupancy rates.

Our average occupancy rate for all hotels has remained relatively flat in 2007, 2008 and 2009. Our average occupancy rate for all hotels has been impacted by increasing average occupancy rates for our leased-and-operated hotels primarily due to the maturity of our leased-and-operated hotels and our continued expansion of leased-and-operated hotels in our key target cities where we benefit from greater market presence and improved brand recognition. Partially offsetting the increasing average occupancy rates in our leased-and-operated hotels was our significant expansion of managed hotels in regions and metropolitan areas where we did not have a presence or had only recently established a presence or did not otherwise benefit from strong brand recognition. In addition, our strategy to rapidly grow our portfolio of managed hotels in 2009 has resulted in lower average occupancy rates compared to our more mature hotels. We expect to continue our expansion in regions and metropolitan areas outside key target cities in the future and, over time, we believe that our greater market presence and improved brand recognition in these regions and metropolitan areas, as well as the maturity of both leased-and-operated and managed hotels, will result in a more stable average occupancy rate.

Our average occupancy rate also includes hotel rooms rented to members of our 7 Days Club using accumulated points to pay for the hotel room rental.

Average Daily Rate. We set hotel room rates based on several factors, including local market conditions and the location of our hotels, and try to set competitive hotel room rates for new hotels in cities where we do not already have a presence while we increase occupancy rates. For new hotels in cities where we already have a presence, we typically set hotel room rates to correspond with hotels already in operation. However, rates for our hotel rooms can vary within a particular city depending on the location and maturity of a particular hotel. Once a hotel has established a presence and occupancy rates have increased, we may gradually increase hotel room rates depending on market conditions and other factors. In addition, rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions. For example, in 2009, the average hotel room rates in Beijing and Jinan were RMB188.3 (US$27.6) and RMB134.0 (US$19.6), respectively. Our hotels located in Beijing, Guangzhou and Shenzhen have typically enjoyed higher average hotel room rates than our hotels located in other cities.

Our average daily rate for all hotels increased slightly from 2007 to 2008, and decreased slightly from 2008 to 2009. Our average daily rate for leased-and-operated hotels has remained relatively stable during 2007, 2008 and 2009, while our average daily rate for managed hotels has increased steadily over the same periods. As described above, beginning in late 2007 and early 2008, we significantly expanded into regions and metropolitan areas where we did not have a presence or had only recently established a presence or did not otherwise benefit from strong brand recognition. This expansion, combined with lower average hotel room rates in these regions and metropolitan areas compared to our key target cities, resulted in a slight decrease in our average daily rate for leased-and-operated hotels in 2009. Over time, we believe that our greater market presence and improved brand recognition in these regions and metropolitan areas will result in a more stable average daily rate. However, our average daily rate will continue to be impacted by the maturity of our hotels and our expansion into regions and metropolitan areas that command lower average daily rates than our key target cities.

As described above, we rent hotel rooms to members of our 7 Days club using accumulated points to pay for the hotel room rental. These rooms are counted in the denominator in our calculation of average daily rate, but since we do not charge a daily hotel room rate for such rooms or assign any value to the redeemed points for purposes of this calculation, they have the effect of reducing our average daily rate.

Financial Key Performance Indicators

Our financial key performance indicators consist of our revenue and cost structure, which are discussed in greater detail in the following paragraphs. In addition, we use EBITDA, a non-GAAP financial measure, as a key financial performance indicator to assess our operating results before the impact of interest, income taxes, depreciation and amortization. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expenses comprise a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance.

Revenues. We generated total revenues of RMB721.4 million in 2008 and RMB1,141.3 million (US$167.2 million) in 2009. We derive our revenues primarily from sales of hotel rooms at our leased-and-operated hotels and, to a much lesser extent, souvenir sales and sales of food and beverages at our hotels. We recognize revenues from sales of hotel rooms and food and beverages when our goods and services are delivered, collection of the relevant receivable is probable, and the price for the goods or services is fixed or determinable. Beginning in 2007, we also derive revenues from our managed hotels. We derive our revenues from hotel management arrangements through on-going management and service fees based on a percentage of the managed hotel’s revenue. On-going management and service fees are recognized when the underlying service revenue is recognized by the managed hotel’s operations. As part of our expanded focus on our portfolio of managed hotels and to encourage potential managed hotel owners to enter into hotel management arrangements with us, we have not charged a one-time management fee upon entering into management agreements in the past. Now that we have grown our managed hotel portfolio, we began charging a one-time management fee upon entering into management agreements in December 2009. In 2008 and 2009, revenues from our hotel management arrangements amounted to RMB1.4 million (US$0.2 million) and RMB7.7 million (US$1.1 million), respectively. As of December 31, 2009, a total of 101 of our 337 hotels are operated under hotel management arrangements and we expect to continue to pursue additional hotel management arrangements. Accordingly, we expect a continued increase in this revenue stream in the future as we continue to recognize management fees related to our growing portfolio of managed hotels.

The following table sets forth the revenues generated by our hotels for the periods indicated:

	For the year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:

Room accommodation	249,287	688,160	1,082,565	158,597

Non-room revenues	3,378	31,913	51,098	7,485

Revenues from managed hotels	134	1,361	7,652	1,121

Total	252,799	721,434	1,141,315	167,203

Our revenues are significantly affected by the following operating factors:

•	our total number of hotels;

•	our total number of hotel rooms;

•	our mix and age of leased-and-operated hotels and managed hotels;

•	average occupancy rates achieved by our hotels; and

•	average daily rates achieved by our hotels.

Our future revenue growth is expected to depend significantly upon our ability to expand our hotel chain in existing and new markets in China and maintain and further increase our average occupancy rate, average daily rate and RevPAR at existing hotels. As of December 31, 2009, we had 337 hotels in operation, 101 of which are managed hotels, covering 54 cities, and 32,836 total hotel rooms in operation, of which 23,764 hotel rooms were located in leased-and-operated hotels and 9,072 hotel rooms were located in managed hotels. As of the same date, we also had 64 hotels under conversion, six of which are leased-and-operated hotels and 58 of which are managed hotels, with an additional 730 and 5,438 hotel rooms, respectively. Upon completion of these hotels, we will cover 64 cities in China. While our leased-and-operated hotels required greater capital investment, we expect that our revenue will grow more rapidly through the addition of leased-and-operated hotels which generate room accommodation revenue related to the additional hotels rooms, compared to additional managed hotels which generate primarily management fees based on a percentage of the managed hotel’s revenues (typically 5% to 7% of total revenues).

In addition, we are constantly exploring ways to increase the number of 7 Days Club members and usage of our eCommerce platform and, ultimately, to generate additional non-room revenues through our membership base and eCommerce platform. For example, we entered into an arrangement with China Merchants Bank to offer a co-branded credit card with holders of the co-branded credit card automatically becoming 7 Days Club members and earning five times the typical China Merchants Bank award points when the co-branded credit card is used to pay at our hotels, and an arrangement with China Southern Airlines whereby any 7 Days Club member may use points earned by staying at our hotels towards mileage rewards offered by China Southern Airlines if the member is also a China Southern Airlines “Sky Pearl Club” member. We also provide our members greater benefits and more membership points for using our eCommerce platform to locate and reserve hotel rooms. In addition, we have developed an online game that members can play using their membership points. As our members are more regularly drawn to and utilize our eCommerce platform, we believe opportunities to offer our members additional accommodations and services though our eCommerce platform increase, such as our planned introduction of direct airline ticket sales in partnership with Hainan Airlines for which we will generate a booking fee. Additional products and services might include offerings by third-party partners through our eCommerce platform of, among others, travel accident insurance, rental cars and additional airline ticket direct sales for which we might generate a booking or referral fee. For example, we recently cooperated with Itour.cn, a travel reservation company, to offer service to our members to book airline tickets from Itour.cn through our eCommerce platform.

Operating Costs and Expenses. Our operating costs and expenses consist of hotel operating costs, sales and marketing expenses, general and administrative expenses, and other operating expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the year ended December 31,
	2007	2007	2008	2008	2009	2009	2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues	252,799	100.0	721,434	100.0	1,141,315	167,203	100.0
Hotel operating costs(1):
Rent expense	(130,933)	(51.8)	(295,595)	(41.0)	(351,945)	(51,560)	(30.8)
Staff costs	(49,050)	(19.4)	(164,922)	(22.9)	(203,942)	(29,878)	(17.9)
Depreciation and amortization	(26,808)	(10.6)	(88,939)	(12.3)	(144,417)	(21,157)	(12.7)
Hotel supplies	(21,739)	(8.6)	(49,331)	(6.8)	(59,392)	(8,701)	(5.2)
Utilities	(19,059)	(7.5)	(57,511)	(8.0)	(90,542)	(13,264)	(7.9)
Other	(25,652)	(10.2)	(73,906)	(10.2)	(121,312)	(17,773)	(10.6)

Total	(273,241)	(108.1)	(730,204)	(101.2)	(971,550)	(142,333)	(85.1)
Sales and marketing expenses(1)(2)	(13,690)	(5.4)	(36,897)	(5.1)	(30,824)	(4,515)	(2.7)
General and administrative expenses(1)(2)	(56,149)	(22.2)	(93,631)	(13.0)	(65,074)	(9,533)	(5.7)

Total operating costs and expenses	(343,080)	(135.7)	(860,732)	(119.3)	(1,067,448)	(156,381)	(93.5)

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(in thousands)
Hotel operating costs (staff costs)	(898)	(3,584)	(1,795)	(263)
Sales and marketing expenses	(227)	(1,163)	(678)	(99)
General and administrative expenses	(14,508)	(22,474)	(8,939)	(1,310)

Total	(15,633)	(27,221)	(11,412)	(1,672)

(2)	Includes depreciation and amortization expenses as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing expenses	(22)	(57)	(33)	(5)
General and administrative expenses	(265)	(1,200)	(1,723)	(252)

Total	(287)	(1,257)	(1,756)	(257)

Hotel Operating Costs. Our hotel operating costs consist of costs and expenses directly attributable to the operation of our leased-and-operated hotels and primarily include lease charges, which include lease charges related to our leased-and-operated hotels under conversion, as well as compensation and benefits for our hotel-based staff, including our local hotel managers and assistant managers, depreciation and amortization of property and equipment, utility costs for our hotel properties, and other expenses, including hotel supplies, laundering costs, expenses associated with our 7 Days Club membership program and costs of food and beverage, souvenirs and other amenities.

As a percentage of total revenues, our hotel operating costs have decreased from 101.2% for 2008 to 85.1% in 2009. In 2008 and 2009, lease charges constituted 41.0% and 30.8% of our total revenues, respectively. We typically pay fixed rent on either a monthly or quarterly basis for the first three or five years of the lease term, after which we may be subject to a 3% to 5% increase every three to five years, with the applicable percentage increase fixed by our lease agreements. During late 2007 and early 2008, we generally faced increasing lease costs as a result of competition for desirable locations and increasing property costs in China. More recently we have experienced more stable lease costs. For accounting purposes, all leases are operating leases and related lease charges are recognized over the full lease term on a straight-line basis including any “free rent” lease period, which is common under many of our lease agreements before a hotel becomes operational and generally ranges from three to four months. As a percentage of total revenues, our hotel operating costs have decreased from 101.2% for 2008 to 85.1% in 2009, primarily due to improved operational leverage following a significant increase in the number of hotels in operation and higher revenues.

Our staff costs and depreciation and amortization costs have increased generally in line with the increase in our number of new hotels and hotel rooms. Our staff wages typically have increased in line with other expenses.

Sales and Marketing Expenses. Our sales and marketing expenses consist of compensation and benefits for our sales and marketing personnel, advertising expenses, and other expenses, including production costs of marketing materials. We seek to minimize these expenses by encouraging our guests to use our eCommerce platform and leveraging our 7 Days Club to conduct lower-cost, more targeted sales and marketing activities to our members, which has lessened our reliance on more costly sales and marketing methods, such as travel agencies and television and print advertising. For example, total hotel rooms booked through our website or by WAP or by SMS increased from approximately 49% of our total room nights in 2008 to approximately 58% of our total room nights in 2009. As a percentage of total revenues, our sales and marketing expenses have decreased from 5.1% for 2008 to 2.7% in 2009.

General and Administrative Expenses. Our general and administrative expenses consist of compensation and benefits for our corporate office employees, traveling and entertainment expenses, and other expenses, including costs of third-party professional services, and rental payments relating to office and administrative functions. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company. However, we expect that our general and administrative expenses as a percentage of total revenues will decrease over time as our hotels and operations continue to mature and we further benefit from economies of scale. As a percentage of total revenues, our general and administrative expenses have decreased from 13.0% for 2008 to 5.7% in 2009.

Loss on Extinguishment

We repaid in full our outstanding senior notes and related interest in December 2009. In our consolidated balance sheet as of December 31, 2008, we included debt issuance costs of senior notes in the amount of RMB16.5 million (US$2.4 million) in other assets. In addition, there was RMB42.6 million (US$6.2 million) unamortized discount on senior notes included in senior notes payable in our consolidated balance sheet as of December 31, 2008. We previously amortized these debt issuance costs and discount on senior notes over the term of our senior notes which were due on September 10, 2010. As a result of the full repayment of our outstanding senior notes and related interest in December 2009, we incurred debt extinguishment costs of approximately RMB26.5 million (US$3.9 million) relating to previously unamortized debt issuance costs and issuance discount on senior notes payable in 2009.

Charge for Change in Fair Value of Warrants

On September 10, 2007, we issued an aggregate of 800 units to various lenders for aggregate consideration of US$80.0 million. Each unit consisted of a senior note and a warrant with the right to purchase a certain number of our ordinary shares as determined by a formula set forth in a warrant agreement. Since the senior notes and ordinary share purchase warrants were separately transferable from the issuance date and, in accordance with the terms of the ordinary share purchase warrants, cash settlement might have been required, we deemed the ordinary share purchase warrants to be freestanding derivative liabilities that required the ordinary share purchase warrants to be measured at fair value upon initial recognition and subsequent to initial recognition. Accordingly, our financial results for the year ended December 31, 2007 reflect a charge of RMB2.2 million related to a change in fair value of ordinary share purchase warrants due to an increase in the estimated value of our business during the period and our financial results for the year ended December 31, 2008 reflect a credit of RMB10.5 million (US$1.5 million) related to a change in fair value of ordinary share purchase warrants due to a decrease in the estimated value of our business during the period. Upon the closing of our IPO, our outstanding ordinary share purchase warrants were be required to be exercised at an exercise price of US$0.917 per share, which represents a 75% discount to the public offering price on a per ordinary share basis. The fair value of the warrants immediately prior to the closing of the IPO was US$20.0 million. Accordingly, our financial results for the year ended December 31, 2009 reflect a charge of RMB76.4 million (US$11.2 million) related to a change in fair value of ordinary share purchase warrants due to an increase in the estimated value of our business during the period. In connection with our IPO, the holders of our ordinary share purchase warrants elected to exercise the warrants by tendering warrants as payment of the exercise price and we issued 5,454,545 ordinary shares in connection with such exercise.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

We incorporated 7 Days Hong Kong in November 2007. 7 Days Hong Kong is subject to Hong Kong profits tax at a tax rate of 16.5% for the years ended December 31, 2008 and 2009. 7 Days Hong Kong did not have any income subject to Hong Kong profits tax and no provision for Hong Kong profits tax during the years ended December 31, 2008 and 2009 has been made.

China

Our PRC subsidiaries are subject to enterprise income tax in China. Prior to January 1, 2008, the enterprise income tax rate for all of our PRC subsidiaries, except for 7 Days Shenzhen’s branches located in Shenzhen, was 33%, the statutory rate under the then-effective PRC enterprise income tax law and regulations, while 7 Days Shenzhen’s branches located in Shenzhen enjoyed a reduced 15% rate as a foreign-invested enterprise located in the Shenzhen Special Economic Zone. In addition, in March 2006, as a foreign-invested enterprise located in the Shenzhen Special Economic Zone that was engaged in a service business and meeting certain other criteria, 7 Days Shenzhen was granted a one-year exemption to be followed by a two-year 50% reduction of enterprise income tax, starting from 2007, its first profit making year after offsetting its accumulated tax losses. As a result, 7 Days Shenzhen was exempted from paying enterprise income tax for 2007.

China passed the New EIT Law effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor. However, the New EIT Law also (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises which were established before March 16, 2007 and that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the new enterprise income tax law. In addition, under the phase-out rules, enterprises established before the promulgation date of the new law and which were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. Accordingly, 7 Days Shenzhen’s branches located in Shenzhen are subject to rates of 9% in 2008, 10% in 2009, 22% in 2010, 24% in 2011 and the new statutory enterprise income tax rate of 25% from 2012 onward. 7 Days Shenzhen’s branches located in cities other than Shenzhen are subject to tax rate of 12.5% in 2008 and 2009 under the phase-out rules, and the new statutory enterprise income tax rate of 25% from 2010 onwards. Our other PRC subsidiaries that were subject to a 33% income tax rate are subject to the 25% rate starting from 2008 onwards. All of our PRC subsidiaries are also subject to a 5% business tax and an additional surcharge ranging from 0.05% to 0.8% (depending on their respective local tax rules) on gross revenues generated from their operations.

As a Cayman Islands holding company, substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries described above. The New EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes. Under the New EIT Law, Double Taxation Arrangement (Hong Kong), and its relevant regulations, a qualified Hong Kong tax resident that is the “beneficial owner” and holds 25% or more of the equity interest of a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. As such, dividends from our PRC subsidiaries paid to us through our 7 Days Inn Group (HK) Limited may be subject to a 5% PRC withholding tax if our 7 Days Inn Group (HK) Limited is considered to be a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong); otherwise the 10% withholding tax rate applies.

Under the existing implementation rules of the New EIT Law, it is unclear what will constitute income derived from sources within the PRC. Should our Cayman Islands holding company be considered to be a PRC resident enterprise, dividends paid by us to our non-PRC resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC dividend withholding tax, unless reduced by a tax treaty or agreement.

Similarly, any gain realized on the transfer of our ADSs or ordinary shares by our non-PRC resident enterprise ADS holders and ordinary shareholders may also be subject to the 10% PRC withholding tax if such gain is regarded as income derived from sources within the PRC. For a detailed discussion of PRC tax issues related to resident enterprise status, see “Risk Factors—Risks Relating to the Regulation of Our Business—Under China’s new enterprise income tax law, we may be classified as a ‘resident enterprise’ of China which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Deemed Dividend and Reduction in Earnings Available for Ordinary Shareholders

In connection with our IPO, the five largest holders of our currently outstanding ordinary shares (including our chairman and chief executive officer and other founders) transferred a total of 1,157,537 ordinary shares and Series B preferred shares owned by them to our Series C convertible preferred shareholders for nominal consideration. We considered the share transfers as an inducement to the conversion of the preferred shares in connection with our IPO. The excess of the fair value of the shares being transferred over the nominal consideration to be paid by our Series C convertible preferred shareholders were recorded as capital contributions from our founding shareholders, with a corresponding amount recorded as a deemed dividend to our Series C convertible preferred shareholders. Based on the IPO price equivalent to US$3.67 per ordinary share, we recorded a deemed dividend of RMB29.0 million (US$4.2 million) in 2009. The deemed dividends did not reduce total equity and net income (loss) attributable to our shareholders, but did reduce net income (loss) attributable to our ordinary shareholders.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Property and Equipment

We amortize our property and equipment using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment (including the salvage values) in order to determine the amount of depreciation and amortization expenses to be recorded during any reporting period. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives. We estimate the useful lives of our other property and equipment at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological and other changes. If these changes occur more rapidly than anticipated or in a different form than anticipated, we may shorten the useful lives assigned to these assets as appropriate, which will result in the recognition of increased depreciation and amortization expense in future periods. The table below sets forth the estimated useful lives of our property and equipment:

Useful life
Leasehold improvements	4 - 15 years
Hotel fixtures and equipment	5 years
Motor vehicles	5 years

There has been no change to the estimated useful lives and salvage values for any of the periods presented.

We evaluate property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and, in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. We recognized no impairment charges on our property and equipment for any of the periods presented.

Accrued Membership Reward Program Costs

Under our 7 Days Club membership program, members enjoy discounts on room rates, receive priority in hotel room reservations, and accumulate membership credit points for their paid stays. When the membership credit points reach a specified level, members are eligible to redeem membership credit points earned for upgrades, free room nights or other gifts. The membership credit points expire after two years from the respective dates they are earned.

The estimated incremental costs to provide membership upgrades, free room nights and gifts for the membership credit points earned by members are recorded as accrued membership reward program costs with a corresponding charge recognized as hotel operating costs in the consolidated statement of operations. The estimated incremental costs are recognized based on historical redemption rates. The liability for membership reward program is reduced upon the redemption or expiration of the credit points.

Deferred Income Taxes

We recognize deferred tax assets for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is likely that some portion or all of the deferred tax assets will not be realized. We continue to assess, on an ongoing basis, the degree of certainty regarding the realization of deferred tax assets and whether a valuation allowance is required.

The realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied or utilized, the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. Sufficient negative evidence, such as a history of operating losses, losses expected in the early future years and cumulative net losses in recent years, may require that a valuation allowance be established with respect to existing and future deferred tax assets. The valuation allowance for our deferred tax assets is made based upon the level of our historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible. In 2006, 2007 and 2008, our major subsidiaries in the PRC did not record any income tax benefit for their losses incurred as it was considered more likely than not that these subsidiaries would not be able to generate future taxable income to realize such benefits due to uncertainty regarding our ability to generate profits following our ongoing expansion. In 2009, the financial performance of these PRC subsidiaries improved significantly and, based on current business plans, we believe it is more likely than not that these subsidiaries will be able to generate future taxable income, and thus, we recorded a tax benefit in the amount of RMB24.7 million (US$3.6 million) related to the reduction of valuation allowance in 2009. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Share-Based Compensation

We have adopted ASC Topic 718 for the accounting treatment of our share-based compensation. We account for compensation expenses for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize the expense in our consolidated statement of operations in accordance with U.S. GAAP, which may have a material adverse effect on our results of operations. The following table sets forth a summary of outstanding options as of December 31, 2009:

Date of Grant	Number of Ordinary Shares Underlying Options Granted and Outstanding	Option Exercise Price	Fair Value of Ordinary Shares	Type of Valuation
		(US$)	(US$)
01/01/2006	50,000	0.125	0.390		(1)
07/01/2006	280,000	0.125	0.336		(1)
12/20/2007	37,500	0.125	3.813		(1)
12/20/2007	372,750	0.64	3.813		(1)
12/20/2007	606,125	1.90	3.813		(1)
05/15/2008	391,500	3.25	3.018		(1)(2)
08/15/2009	1,070,600	3.30	2.546		(3)
09/25/2009	500,000	3.60	2.751		(3)

(1)	Retrospective valuation by an independent appraiser.
(2)	Originally granted at a per share exercise price of $3.70 based on management’s estimate of the fair value of our ordinary shares and reduced to $3.25 on October 21, 2008 following a retrospective valuation by an independent appraiser.
(3)	Contemporaneous valuation by the independent appraiser.

Determination of the amount of share-based compensation expense to be recognized requires significant judgment, including, most importantly, the estimated fair value of our ordinary shares underlying the options as of each date of grant. We engaged an independent appraiser to conduct valuations and assist us in determining the fair value of our ordinary shares underlying options as of each date of grant since July 29, 2005, the date the first option was granted, until September 25, 2009, the date the last option was granted prior to our IPO. Determining the fair value of ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our business risks, the liquidity of our shares and our operating history and prospects at the time of grant.

In assessing the fair value of our ordinary shares prior to our IPO, our independent appraiser and we considered the following principal factors:

•	the nature of our business;

•	the financial condition of our business and the economic outlook in general;

•	the operational contracts and agreements in relation to our business;

•	our projected operating results; and

•	financial and business risks.

Our independent appraiser and we believed the discounted cash flow method, an income approach technique, to be most relevant and reliable to assess the fair value of our ordinary shares prior to our IPO. The discounted cash flow method involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The major assumptions used in deriving the fair values are consistent with our business plan, including:

•	opening schedule of new hotels and hotel rooms;

•	average occupancy rate;

•	average daily room rate; and

•	operating margins.

Other major assumptions used by our independent appraiser and us in calculating the fair values of our ordinary shares prior to our IPO include our weighted average costs of capital. The major assumptions used in deriving our weighted average cost of capital are consistent with our business plan and major milestones we achieved. Our independent appraiser and we also used other general inherently uncertain assumptions, including the following:

•	no material changes in the existing political, legal, fiscal and economic conditions and travel industry in China;

•	no major changes in tax law in China or the tax rates applicable to our subsidiaries and consolidated affiliated entities in China;

•	no material changes in exchange rates between the Renminbi and U.S. dollars;

•	no constraint on our future growth due to lack of funding;

•	our ability to retain competent management and key personnel to support our ongoing operations; and

•	no significant deviation from economic forecasts in industry trends and market conditions for hotel and related industries.

As set forth in the table above, for our option grants in August 2009 and September 2009, we established the fair value of our ordinary shares with the assistance of a contemporaneous valuation conducted by our independent appraiser.

As reflected in the above valuations, the value of our ordinary shares increased significantly over time during the first several years of our operations as our number of leased-and-operated hotels and related revenues grew quickly and as the prospects for our IPO increased, with the per share fair value of our ordinary shares reaching US$3.813 at the end of 2007. Subsequently, notwithstanding our continued addition of new leased-and-operated hotels and managed hotels and revenue growth, the value of our ordinary shares declined, in large part due to turbulence in the financial markets, which among other things caused us to defer our initial public offering efforts in mid-2008, constrained our access to capital and contributed to a reduction in the rate at which we were able to add new leased-and-operated hotels. As a result, the fair value of our ordinary shares declined to US$3.018 per share in May 2008 and to US$2.546 per share in August 2009.

These trends are similarly reflected in the issue price per preferred share previously paid by our outside preferred investors. We issued 15.7 million Series A preferred shares in November 2006 at a price per share of US$0.64 and 7.86 million Series B preferred shares in May 2007 at a price per share of US$1.91, as our share price was increasing. In October 2008, after we had postponed our original plans to conduct our IPO, we issued 21.5 million Series C preferred shares at a price per share of US$3.02, somewhat lower than our last previous appraised value. In connection with our IPO, several of our founders transferred approximately 1.16 million ordinary shares and Series B preferred shares to our Series C investors for nominal consideration, serving to reduce their effective cost per Series C share.

With the assistance of our independent appraiser, we determined that the fair value of our ordinary shares increased from US$2.546 per share in August 2009 to US$2.751 per share in September 2009 due to our improved performance indicators as well as the enhancement of our execution capacity with the hiring of our new chief operating officer.

The price per ADS in our IPO was US$11.00 (corresponding to US$3.67 per ordinary share). Factors contributing to an increase in the fair value of our ordinary shares from the appraised value of US$2.751 per share in September 2009 to the IPO price of our ADSs include the following:

•	increased liquidity for our ordinary shares following consummation of our IPO and the listing of our ADSs on the NYSE; and

•	the conversion into ordinary shares upon the completion of our IPO of all our preferred shares and the corresponding elimination of the related liquidation and other preferences.

Share-based compensation expenses recognized for the years ended December 31, 2007, 2008 and 2009 amounted to RMB15.6 million, RMB27.2 million and RMB11.4 million (US$1.7 million), respectively.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2009, our independent registered public accounting firm identified and communicated to us material weaknesses and significant deficiencies in our internal control over financial reporting, as defined by Auditing Standard No. 5 of the Public Company Accounting Oversight Board. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weakness in our internal control over financial reporting communicated by our independent registered public accounting firm related to our lack of a sufficient complement of personnel with the proper level of accounting knowledge, experience and training in the application of U.S. GAAP and compliance with SEC reporting requirements to prepare and review our U.S. GAAP financial statements and disclosures, which resulted, for example, in audit adjustments and/or additional disclosure related to debt extinguishment and early termination of an operating lease. Our independent registered public accounting firm also identified (1) several significant deficiencies, including those related to insufficient supporting documentation for certain accounting entries and inter-company transactions and our lack of formal policies and procedures for documenting the assessment of impairment of property and equipment and cash advances to staff, and (2) several IT general control deficiencies, including those related to a need for additional procedures to reduce the risk of unauthorized access and segregation of duties between administrators and users, our lack of formal policies and documentation for certain procedures and our need to improve data back up and storage.

To address this material weakness and the significant deficiencies, as well as the control deficiencies:

•	we intend to hire additional individuals with the appropriate level of U.S. GAAP and SEC reporting expertise and who meet our recruiting standards;

•

we intend to increase our in-house expertise and reporting capabilities through additional training, and the retention of a third-party consultant to assist us in enhancing our internal control over financial reporting;

•

we are implementing additional control procedures and are preparing an accounting policy manual to address the significant deficiencies identified by our independent registered public accounting firm and to assist in preparing our financial statements in accordance with U.S. GAAP; and

•	we have implemented or are in the process of implementing additional IT control procedures including those to ensure proper system access and improved data backup and storage.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our business has grown rapidly and substantially since we formed our company in 2004. Our limited operating history makes it difficult to predict future operating results. As such, the period-to-period comparison of operating results should not be relied upon as being indicative of future performance.

	For the year ended December 31,
	2007	2007	2008	2008	2009	2009	2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Summary consolidated statement of operations data:
Revenues	252,799	100.0	721,434	100.0	1,141,315	167,203	100
Hotel operating costs	(273,241)	(108.1)	(730,204)	(101.2)	(971,550)	(142,333)	(85.1)
Sales and marketing expenses	(13,690)	(5.4)	(36,897)	(5.1)	(30,824)	(4,515)	(2.7)
General and administrative expenses	(56,149)	(22.2)	(93,631)	(13.0)	(65,074)	(9,533)	(5.7)

Total operating costs and expenses	(343,080)	(135.7)	(860,732)	(119.3)	(1,067,448)	(156,381)	(93.5)

Income (loss) from operations	(90,281)	(35.7)	(139,298)	(19.3)	73,867	10,822	6.5
Interest income	3,185	1.3	2,395	0.3	3,669	538	0.3
Interest expense	(31,233)	(12.4)	(84,470)	(11.7)	(81,867)	(11,994)	(7.2)
Loss on debt extinguishment	—	—	—	—	(26,477)	(3,879)	(2.3)
Change in fair value of ordinary share purchase warrants	(2,241)	(0.9)	10,484	1.5	(76,376)	(11,189)	(6.7)
Equity in income (loss) of an affiliate	167	0.1	186	—	23	3	—

Loss before income taxes	(120,403)	(47.6)	(210,703)	(29.2)	(107,161)	(15,699)	(9.4)
Income tax benefit (expense)	(3,262)	(1.3)	781	0.1	4,952	726	0.4

Net loss	(123,665)	(48.9)	(209,922)	(29.1)	(102,209)	(14,973)	(9.0)
Loss (income) attributable to noncontrolling interests	933	0.4	(608)	(0.1)	(1,745)	(256)	(0.1)
Net loss attributable to 7 Days Group Holdings Limited shareholders	(122,732)	(48.5)	(210,530)	(29.2)	(103,954)	(15,229)	(9.1)
Deemed dividends to Series C convertible preferred shareholders	—	—	—	—	(28,993)	(4,248)	(2.5)
Net loss attributable to 7 Days Group Holdings Limited ordinary shareholders	(122,732)	(48.5)	(210,530)	(29.2)	(132,947)	(19,477)	(11.6)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Non-Financial Key Performance Indicators. Our overall average occupancy rate increased slightly from 88.1% in 2008 to 88.3% in 2009. The average occupancy rate for our leased-and-operated hotels increased from 88.4% in 2008 to 89.2% in 2009, reflecting (i) the increasing maturity of our hotels with more new hotels opened in 2008 compared to 2009, and (ii) the benefit of greater market presence and improved brand recognition in 2009 as our expansion in 2008 was partly focused on regions and metropolitan areas where we did not have a presence or only had recently established a market presence or did not otherwise benefit from strong brand recognition. Partially offsetting these favorable factors was the temporary adverse impact in the early part of 2009 of the world financial crisis and, particularly in the Pearl River Delta region, the H1N1 scare. The average occupancy rate for our managed hotels decreased from 83.3% in 2008 to 82.8% in 2009. This decrease reflects the significant expansion in the number of our managed hotels in 2009 compared to 2008 with newer hotels typically experiencing lower average occupancy rates during the ramp-up period compared to more mature hotels.

Our average daily rate decreased slightly from RMB159.9 in 2008 to RMB159.6 (US$23.38) in 2009. The average daily rate for our leased-and-operated hotels decreased slightly from RMB160.4 in 2008 to RMB160.0 (US$23.44) in 2009, reflecting a greater percentage of our leased-and-operated hotels located outside of our key target cities in 2009 compared to 2008. The average daily rate for our managed hotels increased from RMB151.2 in 2008 to RMB156.2 (US$22.88) in 2009, reflecting a greater percentage of our managed hotels located in regions that enable them to offer higher rates in 2009 compared to 2008. As described above, rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions.

Our overall RevPAR was RMB140.9 (US$20.64) in 2009, the same as the overall RevPAR in 2008. The RevPAR of our leased-and-operated hotels increased from RMB141.8 in 2008 to RMB142.7 (US$20.91) in 2009, and the RevPAR of our managed hotels increased from RMB126.0 in 2008 to RMB129.3 (US$18.94) in 2009, as a cumulative result of the above factors.

Revenues. Our revenues increased by 58.2% from RMB721.4 million in 2008 to RMB1,141.3 million (US$167.2 million) in 2009, primarily due to increased sales of hotel room nights due to our expansion from 223 hotels in operation and 22,352 related hotel rooms as of December 31, 2008 to 337 hotels in operation and 32,836 related hotel rooms as of December 31, 2009. As of December 31, 2008 and 2009, we operated 17 and 101 hotels under hotel management arrangements, respectively. Management fees from our managed hotels (included in our revenues) increased from RMB1.4 million in 2008 to RMB7.7 million (US$1.1 million) in 2009.

Operating Costs and Expenses. Our total operating costs and expenses increased by 24.0% from RMB860.7 million in 2008 to RMB1,067.4 million (US$156.4 million) in 2009, primarily due to increases in our hotel operating costs as our hotel operations substantially expanded period over period. Our operating costs and expenses also include lease charges for hotel properties for leased-and-operated hotels under conversion in most cases for which no revenues currently were being recognized during such period.

•

Hotel Operating Costs. Our hotel operating costs increased by 33.1% from RMB730.2 million in 2008 to RMB971.6 million (US$142.3 million) in 2009, primarily due to increases in all of our hotel operating costs expense line items related to our expansion from 223 hotels in operation and 22,352 related hotel rooms as of December 31, 2008 to 337 hotels in operation and 32,836 related hotel rooms as of December 31, 2009. As a percentage of revenues, our hotel operating costs declined period-over-period from 101.2% to 85.1% as a result of improved operational leverage following a significant increase in the number of hotels in operation and higher revenues.

•

Sales and Marketing Expenses. Our sales and marketing expenses decreased from RMB36.9 million in 2008 to RMB30.8 million (US$4.5 million) in 2009, primarily due to cost-cutting measures targeting, for example, headcount and travel expenses. Share-based compensation expenses for our sales and marketing staff amounted to RMB1.2 million and RMB0.7 million (US$0.1 million) in 2008 and 2009, respectively. As a percentage of revenues, our sales and marketing expenses declined period-over-period from 5.1% to 2.7% as a result of effective cost-control measures and increased revenue.

•

General and Administrative Expenses. Our general and administrative expenses decreased by 30.5% from RMB93.6 million in 2008 to RMB65.1 million (US$9.5 million) in 2009, primarily due to reduced consulting expenses, lower staff costs as a result of a reduction in headcount, a reduction in share-based compensation expenses for our corporate office employees, as well as a net gain of approximately RMB5.7 million (US$0.8 million) upon termination of a lease. Share-based compensation expenses for our corporate office employees amounted to RMB22.5 million and RMB8.9 million (US$1.3 million) in 2008 and 2009, respectively. As a percentage of revenues, our general and administrative expenses declined period over period from 13.0% to 5.7% as a result of reduced costs, increased revenue and the foregoing net gain.

Income from Operations. Our income from operations was RMB73.9 million (US$10.8 million) in 2009, compared to a loss from operations of RMB139.3 million in 2008, as a cumulative result of the above factors.

Interest Income. Our interest income increased from RMB2.4 million in 2008 to RMB3.7 million (US$0.5 million) in 2009, primarily reflecting interest earned on amounts raised from our offering of Series C preferred shares in October 2008 and our IPO in November 2009.

Interest Expense. Our interest expense decreased from RMB84.5 million in 2008 to RMB81.9 million (US$12.0 million) in 2009, primarily reflecting a decrease in domestic bank borrowing arrangements in 2009 compared to 2008.

Change in Fair Value of Ordinary Share Purchase Warrants. We recorded a charge for change in fair value of ordinary share purchase warrants of RMB76.4 million (US$11.2 million) as an expense due to an increase in the estimated value of our business from December 31, 2008 to November 25, 2009, the date of exercise of the warrants, compared to RMB10.5 million as income due to a decrease in the estimated value of our business from December 31, 2007 to December 31, 2008. All the warrants were exercised in connection with our IPO.

Income Tax Benefit. We had an income tax benefit of RMB5.0 million (US$0.7 million) for 2009, compared to income tax benefit of RMB0.8 million in 2008, as a result of an increase in our recognized deferred tax benefits.

Income Attributable to Noncontrolling Interests. Noncontrolling interests represent the noncontrolling interests’ share of the income in five hotels we established with other noncontrolling interest shareholders in 2007. In 2008 and 2009, the noncontrolling interests’ share of the income amounted to RMB0.6 million and RMB1.7 million (US$0.3 million), respectively.

Net Loss Attributable to 7 Days Group Holdings Limited Shareholders. As a result of the foregoing, our net loss attributable to 7 Days Group Limited shareholders decreased by 50.6% from RMB210.5 million in 2008 to RMB104.0 million (US$15.2 million) in 2009.

Deemed Dividends. In 2009, we recorded a deemed dividend of RMB29.0 million (US$4.2 million). As discussed above, this was due to the transfer by the five largest holders of our currently outstanding ordinary shares (including our chairman and chief executive officer and other founders) of a total of 1,157,537 ordinary shares and Series B preferred shares owned by them to our Series C convertible preferred shareholders for nominal consideration.

Net Loss Attributable to 7 Days Group Holdings Limited Ordinary Shareholders. As a result of the foregoing, our net loss attributable to 7 Days Group Limited ordinary shareholders decreased by 36.9% from RMB210.5 million in 2008 to RMB132.9 million (US$19.5 million) in 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Non-Financial Key Performance Indicators. Our average occupancy rate increased slightly from 88.0% for 2007 to 88.1% for 2008. The period-over-period increase in average occupancy rate favorably reflects (i) a greater percentage of mature hotels in operation at the end of 2008 compared to 2007, with 66 of our 82 new hotels in 2007 opened in the second half of 2007 and 42 of our 117 new hotels in 2008 opened in the first half of 2008, and (ii) our continued expansion in our key target cities where we benefit from strong brand recognition and average occupancy rates. Partially offsetting a higher average occupancy rate in 2008 were temporary decreases in occupancy rates at our hotels in Beijing around the time of the 2008 Beijing Olympics, at our hotels in Chengdu and Chongqing following the May 2008 Sichuan earthquake and at our hotels in the Pearl River Delta Region in late 2008 due to the impact of the world financial crisis.

Our average daily rate increased from RMB158.1 for 2007 to RMB159.9 for 2008. The period-over-period increase in average daily rate reflects a greater proportion of mature hotels to total hotels in 2008 compared to 2007, with room rates typically increasing with a hotel’s maturity, as well as the favorable impact of our continued expansion in our key target cities and our ability to opportunistically increase hotel room rates at selected hotels.

Our RevPAR increased from RMB139.2 for 2007 to RMB140.9 for 2008, as a cumulative result of the above factors.

Revenues. Our revenues increased by 185.4% from RMB252.8 million for 2007 to RMB721.4 million for 2008, primarily due to increased sales of hotel room nights at our leased-and-operated hotels due to our substantial expansion from 103 leased-and-operated hotels and 11,057 related hotel rooms as of December 31, 2007 to 206 leased-and-operated hotels and 20,697 related hotel rooms as of December 31, 2008. Revenues from management fees under our 17 managed hotels amounted to RMB1.4 million for 2008, while revenues from management fees under our three managed hotels amounted to RMB134,000 for 2007.

Operating Costs and Expenses. Our total operating costs and expenses increased by 150.9% from RMB343.1 million for 2007 to RMB860.7 million for 2008, primarily due to increases in all of our cost and expense line items as our hotel operations substantially expanded during 2008. Our operating costs and expenses also include lease charges for hotel properties for leased-and-operated hotels under conversion in most cases for which no revenues currently were being recognized during such period.

•

Hotel Operating Costs. Our hotel operating costs increased by 167.2% from RMB273.2 million for 2007 to RMB730.2 million for 2008, primarily due to increases in all of our hotel operating costs expense line items related to our substantial expansion from 103 leased-and-operated hotels and 11,057 related hotel rooms as of December 31, 2007 to 206 leased-and-operated hotels and 20,697 related hotel rooms as of December 31, 2008, as well as the significant increase in leased-and-operated hotels under conversion.

•

Sales and Marketing Expenses. Our sales and marketing expenses increased by 169.5% from RMB13.7 million for 2007 to RMB36.9 million for 2008, primarily due to increased sales and marketing and promotional expenses in connection with 103 new leased-and-operated hotels that opened during 2008, including advertising costs and our 7 Days Club membership reward program costs. Share-based compensation expenses for our sales and marketing staff amounted to RMB0.2 million and RMB1.2 million of our total sales and marketing expenses for 2007 and 2008, respectively. As a percentage of revenues, our sales and marketing expenses held steady as we significantly increased revenue.

•

General and Administrative Expenses. Our general and administrative expenses increased by 66.8% from RMB56.1 million for 2007 to RMB93.6 million for 2008, primarily due to an increase in staff costs related to the hiring of approximately 47 employees to support our expanded operations, an increase in traveling and entertainment expenses related to our hotel conversion activities, and an increase in other expenses related to audit fees, brokerage fees relating to leased properties, government certificate and license fees and stamp duties. Share-based compensation expenses for our corporate office employees amounted to RMB14.5 million and RMB22.5 million of our total general and administrative expenses for 2007 and 2008, respectively. As a percentage of revenues, our general and administrative expenses decreased from 22.2% in 2007 to 13.0% in 2008.

Loss from Operations. Our loss from operations increased by 54.3% from RMB90.3 million for 2007, including RMB15.6 million of share-based compensation expense, to RMB139.3 million for 2008, including RMB27.2 million of share-based compensation expense, as a cumulative result of the above factors.

Interest Income. Our interest income was RMB3.2 million in 2007 and RMB2.4 million in 2008, reflecting our use of proceeds from amounts raised from our Series B preferred share offering in May 2007 and our senior note and warrant offering in September 2007 to expand our hotel chain and the related decrease in interest earned on such proceeds, partially offset by interest earned on amounts raised from our Series C preferred share offering in October 2008 held by us pending use to expand our hotel chain.

Interest Expense. Our interest expense increased from RMB31.2 million for 2007 to RMB84.5 million for 2008, reflecting increased interest expense following completion of our senior note and warrant offering in September 2007.

Change in Fair Value Of Ordinary Share Purchase Warrants. We recorded a change in fair value of ordinary share purchase warrants of RMB10.5 million as income due to a decrease in the estimated value of our business from December 31, 2007 to December 31, 2008.

Income Tax Expense. Our income tax benefit was RMB0.8 million for 2008 compared to income tax expense of RMB3.3 million for 2007.

Loss (Income) Attributable to Noncontrolling Interests. Noncontrolling interests represent the noncontrolling interests’ share of the losses in five hotels established in 2007. For the year ended December 31, 2007, the noncontrolling interests’ share of the losses amounted to RMB0.9 million, and for the year ended December 31, 2008, the noncontrolling interests’ share of the income amounted to RMB0.6 million.

Net Loss Attributable to 7 Days Group Holdings Limited Shareholders. As a result of the foregoing, our net loss attributable to 7 Days Group Limited Shareholders increased by 71.6% from RMB122.7 million for 2007 to RMB210.5 million for 2008.

B. Liquidity and Capital Resources

Historically, we had incurred operating losses each quarter and only started to achieve income from operations in the second quarter of 2009. Our principal sources of liquidity have been our issuance of ordinary shares, preferred shares, and senior notes and warrants through private placements, issuance of our ADSs in our IPO, as well as borrowings from related party and third-party lenders. As of December 31, 2009, we had cash of RMB341.4 million (US$50.0 million). Our cash consists of cash on hand, cash at our hotels and cash at banks.

As of December 31, 2009, our current assets amounted to RMB765.4 million (US$112.1 million) and our current liabilities amounted to RMB326.5 million (US$47.8 million). We had net current assets of RMB438.9 million (US$64.3 million) as of December 31, 2009.

As of December 31, 2009, we had entered into binding lease agreements with lessors and had commenced conversion activities for six leased-and-operated hotels with 730 related hotel rooms and hotel management arrangements for 58 managed hotels with 5,438 related hotel rooms. As of December 31, 2009, we expect to pay approximately RMB11.4 million (US$1.7 million) of capital expenditures in connection with recently completed leasehold improvements and the completion of the leasehold improvements of these six leased-and-operated hotels. We intend to fund this planned and other future expansion with cash generated from operating activities, existing cash balances and additional domestic bank financing activities.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities.	(43,558)	4,436	248,629	36,424
Net cash used in investing activities.	(338,024)	(404,959)	(620,074)	(90,841)
Net cash provided by financing activities	556,727	510,034	428,802	62,820
Effect of foreign currency exchange rate changes on cash	(4,005)	(4,835)	163	24

Net increase (decrease) in cash	171,140	104,676	57,520	8,427
Cash at beginning of year	8,034	179,174	283,850	41,584

Cash at end of the year	179,174	283,850	341,370	50,011

Operating Activities

Our cash flow from operating activities was RMB248.6 million (US$36.4 million) in 2009 compared to RMB4.4 million of cash from operating activities in 2008. The improvement in our cash flow from operating activities in 2009 was mainly attributable to a 58.2% increase in revenues from RMB721.4 million in 2008 to RMB1,141.3 million (US$167.2 million) in 2009, compared to a 24.0% increase in operating expenses from RMB860.7 million in 2008 to RMB1,067.4 million (US$156.4 million) in 2009 and the following adjustments: a RMB146.1 million (US$21.4 million) add-back of non-cash depreciation and amortization, a RMB23.7 million (US$3.5 million) add-back of non-cash amortization of discount on senior notes payable, a RMB17.5 million (US$2.6 million) increase in accrued lease payments, RMB24.3 million (US$3.6 million) of managed hotel deposits, RMB11.4 million (US$1.7 million) add-back of non-cash share-based compensation expense and RMB26.5 million (US$3.9 million) add-back of non-cash loss on debt extinguishment. We increased the number of leased-and-operated hotels in our chain from 206 hotels and 20,697 related hotel rooms as of December 31, 2008 to 236 hotels and 23,764 related hotel rooms as of December 31, 2009, with the number of managed hotels increasing from 17 to 101 as of those dates, respectively.

Our cash flow from operating activities was RMB4.4 million for the year ended December 31, 2008 compared to RMB43.6 million of cash used in operating activities for the year ended December 31, 2007. Contributing to this shift to positive cash flow from operating activities for the year ended December 31, 2008 was a 185.4% increase in revenues from RMB252.8 million for the year ended December 31, 2007 to RMB721.4 million for the year ended December 31, 2008, compared to a 150.9% increase in operating expenses from RMB343.1 million for the year ended December 31, 2007 to RMB860.7 million for the year ended December 31, 2008 and the following adjustments: a RMB90.2 million add-back of non-cash depreciation and amortization, a RMB46.9 million increase in accrued expenses and other payables, a RMB36.9 million increase in accrued lease payments, a RMB27.2 million add-back of non-cash share-based compensation expense, a RMB20.7 million add-back of non-cash amortization of discount on senior notes payable, and a RMB10.5 million increase in bills payable. The various increases in accounts, bills and rents payable as December 31, 2008 described above reflect in part cash conservation measures such as extending payments to certain vendors and suppliers and our use of bank notes for certain payables that are not due for three months from the date of issuance under an arrangement with the Industrial and Commercial Bank of China. We increased the number of leased-and-operated hotels in our chain from 103 hotels and 11,057 related hotel rooms as of December 31, 2007 to 206 hotels and 20,697 related hotel rooms as of December 31, 2008, with the number of managed hotels increasing from three to 17 as of those dates, respectively.

Investing Activities

Our cash used in investing activities is primarily related to investments in leasehold improvements used in our leased-and-operated hotels. Net cash used in investing activities increased from RMB405.0 million in 2008 to RMB620.1 million (US$90.8 million) in 2009, primarily due to our investment purchase of a principal protected People’s Republic of China Credit Linked Unsecured Notes with Citigroup Funding Inc., with a balance amounted to US$43.0 million.

Net cash used in investing activities increased from RMB338.0 million during the year ended December 31, 2007 to RMB405.0 million during the year ended December 31, 2008, primarily due to our purchase of property and equipment used in an increased number of owned hotels during the year ended December 31, 2008.

Financing Activities

Our financing activities consist of our sale of ordinary shares, preferred shares, and senior notes and warrants through private placements, as well as our issuance of ADSs in the IPO. The following table sets forth a summary of our issuances of securities through private placements and the IPO as of December 31, 2009:

Issue	Year	No. shares	Approximate amount(1)(2)
			RMB	US$
			(in thousands)
Ordinary shares	2006 and before	60,000,000	49,981	7,322
Series A convertible preferred shares	2006	15,724,432	68,262	10,000
Series B convertible preferred shares	2007	7,862,216	102,393	15,000
Senior notes and warrants	2007	—	546,096	80,000
Series C convertible preferred shares	2008	21,533,387	443,703	65,000
ADSs	2009	34,845,000	811,253	118,849

			2,021,688	296,171

(1)	Represents gross proceeds.
(2)	The original gross proceeds from these issuances of securities were denominated in U.S. dollars and are converted into Renminbi for convenience purposes using the exchange rate as of December 31, 2009.

On September 10, 2007, we entered into a series of securities purchase agreements pursuant to which we issued an aggregate of 800 units to an investor group for aggregate consideration of US$80.0 million. Each unit consisted of a guaranteed senior floating rate note in the principal amount of US$100,000, due September 10, 2010 and bearing interest at an initial annual rate of LIBOR plus 5.5% (subsequently raised to LIBOR plus 8% on July 1, 2009), adjusted semi-annually, and a warrant with the right to purchase a certain number of our ordinary shares as determined by a formula set forth in a warrant agreement. In connection with the issuance of the units, we entered into an indenture and related collateral arrangements for the benefit of the senior note holders. The entire outstanding principal and unpaid interest under the senior notes were repaid in December 2009 and, following repayment in full of the senior notes, all collateral arrangements were terminated.

As of December 31, 2009, we had an aggregate of RMB110.0 million (US$16.1 million) outstanding under long-term bank borrowing arrangements. In September 2009, we entered into an RMB200.0 million (US$29.3 million) credit facility with the Bank of Communications and borrowed RMB30 million (US$4.4 million) on September 28, 2009 for a period of three years. Borrowings under the credit facility bear interest at a variable rate, currently 5.67%, calculated as 105% of a benchmark rate published by the People’s Bank of China. In October 2009, we borrowed an additional RMB30.0 million (US$4.4 million) and RMB50.0 million (US$7.3 million) under the credit facility with the Bank of Communications. In addition, in October 2009, we entered into a long- term borrowing arrangement with the Bank of Hangzhou in the amount of RMB30.0 million (US$4.4 million) and bearing interest at a fixed rate of 5.94%, and entered into a long-term borrowing arrangement with the Shanghai Pudong Development Bank in the amount of RMB56.0 million (US$8.2 million) and bearing interest at a variable rate, currently 5.94%, calculated as 110% of a benchmark rate published by the People’s Bank of China. As of December 31, 2009, we have an aggregate of RMB110.0 million (US$16.1 million) outstanding under the credit facility with the Bank of Communications.

Our financing activities for the periods discussed below were primarily to fund the rapid expansion of our hotel chain throughout China.

Net cash provided by financing activities decreased from RMB510.0 million in 2008 to RMB428.8 million (US$62.8 million) in 2009. Financing activities in 2009 reflect proceeds from our IPO in November 2009 of RMB811.3 million (US$118.8 million), partially offset by our repayment of RMB546.5 million (US$80.1 million) of our senior notes and of RMB85.0 million (US$12.5 million) in borrowings from banks. Our financing activities in 2009 were primarily to fund the expansion of our hotel chain throughout China.

Net cash provided by financing activities decreased from RMB556.7 million during the year ended December 31, 2007 to RMB510.0 million in the year ended December 31, 2008. Financing activities in 2008 reflect RMB443.8 million in gross proceeds we received from the sale and issuance of our Series C preferred shares, as well as a RMB103.7 million decrease in restricted cash and short-term bank loans of RMB170.0 million, partially offset by our repayment of RMB200.0 million in short-term bank loans.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB338.4 million, RMB405.2 million and RMB326.4 million (US$47.8 million) in 2007, 2008 and 2009, respectively. We intend to fund our capital expenditures with cash generated from our operating activities, existing cash balances and additional domestic bank financing activities.

C. Research and Development, Patents and Licenses, Etc.

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws, as well as imposing confidentiality obligations on our employees, contractors and others. Our intellectual property rights include the following:

•	we have received copyright registration certificates for 12 software programs developed by us;

•	we have applied for an invention patent for a method of data transmission;

•	we have applied for one utility model patent and received one utility model patent both for our modular bathroom;

•	we have applied for trademark registration of our “7 Days Inn” brand and logo in China, Hong Kong, the United States and Malaysia; and

•	we have registered more than 40 domain names.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2009 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

Other than operating lease obligations set forth in the table above, as part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are often established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. With the exception of our investment in Wuxi Shenglong all of our subsidiaries and affiliated companies are at least 51% owned by us and are included in our consolidated financial statements. We account for our 30% equity interest in Wuxi Shenglong under the equity method.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB millions)
Long-term debt obligations	113.2	—	110.0	—	3.2
Operating lease obligations	3,833.0	311.2	718.1	742.8	2,060.9
Purchase obligations (excluding construction related obligations)	0.1	0.1	—	—	—
Construction obligations	11.4	11.4	—	—	—
Future interest payments on long-term bank borrowings and borrowings from related parties	20.0	6.5	11.7	0.6	1.2

Total	3,977.7	329.2	839.8	743.4	2,065.3

As of December 31, 2009, our long-term debt obligations related to our outstanding borrowings under the credit facility provided by Bank of Communications. Borrowings under the credit facility bear interest at a variable rate, currently 5.67%, calculated as 105% of a benchmark rate published by the PBOC.

Subsequent December 31, 2009, we have not entered into any additional borrowing arrangements.

As of December 31, 2009, our operating lease obligations related to our contractual obligations under lease agreements with lessors of our hotels, our purchase obligations primarily consisted of our contractual obligations relating to the purchase of furniture and advertising materials, and our construction obligations primarily consisted of our contractual obligations relating to leasehold improvements and installation of equipment for our existing hotels and hotels under conversion.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, 7 Days Shenzhen is required to set aside a portion of its after-tax profits each year to fund a statutory reserve and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries.

Recent Accounting Pronouncements

On January 1, 2009, we adopted the presentation and disclosure requirements for noncontrolling interests in consolidated financial statements as codified in FASB ASC Subtopic 810-10, Consolidations – Overall, or ASC Subtopic 810-10. ASC Subtopic 810-10 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC Subtopic 810-10 defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. ASC Subtopic 810-10 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The presentation and disclosure requirements of ASC Subtopic 810-10 are applied retrospectively. Other than the change in presentation of noncontrolling interests, the adoption of ASC Subtopic 810-10 had no impact on our financial condition, results of operations or cash flows.

In May 2009, the FASB updated its guidance in FASB Statement No. 165, Subsequent Events, which was primarily codified into FASB ASC Topic 855, Subsequent Events, or ASC Topic 855, establishing principles and requirements for subsequent events. In particular, ASC Topic 855 sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This updated guidance is effective for interim periods ended after June 15, 2009. The adoption of ASC Topic 855 did not have a significant impact on our financial condition, results of operations or cash flows.

In June 2009, the FASB issued FASB ASC Topic 105, Generally Accepted Accounting Principles, or ASC Topic 105, and established the FASB ASC, as the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related accounting literature. The FASB ASC is updated through the FASB’s issuance of Accounting Standards Updates, or ASUs. ASC Topic 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Its adoption did not have any impact on our consolidated financial statements.

G. Safe Harbor

See “Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of December 31, 2009.

Name	Age	Position/Title
Boquan He	49	Founder and Chairman of the Board of Directors
Nanyan Zheng	41	Founder, Chief Executive Officer and Director
Harry Ren Zhang	41	Chief Operating Officer
Eric Haibing Wu	37	Chief Financial Officer
Yuezhou Lin	39	Senior Vice President and Chief Information Officer
Ji Huang	36	Senior Vice President
Huaisheng Zhou	45	Vice President
Minjian Shi	47	Director
Miao Chi	38	Director
Meng Ann Lim	46	Director
Wee Seng Tan	54	Independent Director
Bin Dai	42	Independent Director

Boquan He is one of our founders and has served as chairman of the board of directors since our inception in October 2004. Mr. He is the founder and chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd., a private investment company specializing in greenfield investments in the Chinese retail and service industries. In 1989, he founded and, until 2002, served as chief executive officer of Robust Group, a food and beverage company, which is now a member of Danone Group. He also serves as chairman of the board of directors of Guangzhou Nowaday Office Box Co., Ltd., chairman of the board of directors of Shanghai 9diamond Co., Ltd., and vice chairman of the board of directors of Beijing Ikang Guobin Co., Ltd. Mr. He graduated from Guangdong Television Public University in China.

Nanyan Zheng is one of our founders and has been our chief executive officer and a director since October 2004. From 2000 to October 2004, Mr. Zheng worked for Ctrip.com and served as vice president and general manager of southern China, and later as vice president of marketing in charge of national marketing. During 2001, Mr. Zheng also worked for the computer center of the Economic and Trade Commission of Guangdong Province. In 1992, Mr. Zheng founded Lao Ye Computer Company and developed its Pegasus Management System. Mr. Zheng received a bachelor’s degree from Sun Yat-Sen University in China.

Harry Ren Zhang has served as our chief operating officer since September 2009. From 1995 to 2009, Mr. Zhang worked for Wal-Mart in China as one of its first Chinese managers and last held the position of Wal-Mart China’s senior director of operations. Prior to 1995, Mr. Zhang served as a manager at the Park’n Shop supermarket chain. Mr. Zhang received a degree from Shanghai International Studies University in China and an MBA degree from the University of Utah.

Eric Haibing Wu has served as our chief financial officer since October 2007. From May 2000 to October 2007, Mr. Wu worked for PricewaterhouseCoopers in the United States and later in China, and last held the position of senior manager, responsible for improvement of internal controls, risk management, corporate governance and audit support. Mr. Wu received a bachelor’s degree from Shanghai Jiao Tong University in China and an MBA degree from Michigan State University. He is a certified public accountant in the United States.

Yuezhou Lin has served as our senior vice president and chief information officer since 2004. Mr. Lin’s primary responsibilities include supervising the development of our IT system and membership programs. From 1993 to 2004, Mr. Lin worked for Guangzhou Wanxun Computer Software Co., Ltd. as a deputy general manager. Mr. Lin received a bachelor’s degree in computer science from Sun Yat-Sen University in China.

Ji Huang has served as our senior vice president since May 2006. Prior to joining us, Mr. Huang served as a chief representative of Asia and Pacific regions of Fetim b.v., a Netherlands company, responsible for product design and development, international trade, original equipment manufacturer management, logistics management and corporate expansion into east and south Asia. Mr. Huang received his bachelor’s degree in pharmacy from West China University of Medical Science and master’s degree in financial engineering from Beihang University in China, and studied in a master’s program of IT in Charles Sturt University in Australia.

Huaisheng Zhou has served as our vice president since January 2007. From 2003 to 2004, Mr. Zhou worked as a marketing director and later a general manager of TCL Household Appliance Marketing Co. Ltd., responsible for marketing management and brand establishment. From August 2005 to June 2006, Mr. Zhou served as a deputy general manager of TCL Group Company Limited, brand management center. From June to December 2006, he worked as a deputy general manager of TCL Computer Technology Co., Ltd., and was responsible for marketing.

Minjian Shi has served as a director since September 2006. Since April 2005, Mr. Shi has served as managing director of Guangdong Nowaday Investment Co., Ltd. From 2000 to 2005, Mr. Shi was vice president of finance for Robust Group, a member of Danone Group. Mr. Shi currently serves on the board of ShanghaiMed Healthcare, Inc., Shanghai Guo Bin Healthcare Center Co., Ltd. and certain other private companies. Mr. Shi received a bachelor’s degree in science from Shanghai Jiao Tong University in China and a graduate diploma in accounting and a master of commerce degree from Macquarie University in Australia.

Miao Chi has served as a director since November 2006. Since 2005, Mr. Chi has served as a principal of Warburg Pincus based in Beijing. From August 2003 to January 2005, Mr. Chi was as investment services manager with CB Richard Ellis in Shanghai. Mr. Chi currently serves on the boards of Sichuan Sunshine 100 Real Estate Development Co., Ltd., Sunshine 100 Real Estate (Liaoning) Co., Ltd., Tianjin Red Star Macalline Home Decoration Co., Ltd., Yangzhou ZK-Crescent Real Estate Co., Ltd., Beijing Hua Ping Sunshine Asset Management Co., Ltd., Yangzhou Crescent Infrastructure Construction Co., Ltd. and certain other private companies. Mr. Chi received a bachelor’s degree from Dalian Railway Institute in China and an MBA degree from the University of Chicago.

Meng Ann Lim has served as a director since April 2009. Since 2007, Mr. Lim has served as the partner and regional head for China and South East Asia for Actis, a leading private equity fund in emerging markets. From 1997 to 2007, Mr. Lim worked as the executive vice president and head of private equity investment activities in China for Government of Singapore Investment Corp. Mr. Lim was a board member of China National Offshore Oil Corp., and currently serves as a non-executive director of Li Ning, a leading Chinese sports brand company. Mr. Lim holds a Bachelor of Engineering degree from the University of London and an MBA from Strathclyde University in the United Kingdom. He is also a Chartered Financial Analyst.

Wee Seng Tan has served as our independent director since November 2009. Mr. Tan is an independent director of Renesola Ltd, a company listed on the NYSE and the Alternative Investment Market of the London Stock Exchange, a non-executive director of Sa Sa International Holdings limited and Xtep International Holdings Ltd, both companies listed on the main board of the Hong Kong Stock Exchange, a board member of the Beijing City International School, a director of Landgent Group Company Limited, and a professional in Value and Business Management Consultancy. Mr. Tan has over 30 years of financial, operation and business management experience and has also held various senior management positions in a number of multi-national corporations. From January 2003 to November 2008, Mr. Tan served as executive director, chief financial officer and company secretary of Li Ning Company Limited, a sports brand company listed on the main board of the Hong Kong Stock Exchange. From 1999 to 2002, Mr. Tan was the senior vice president of the China, Mongolia and North Korea regions for Reuters and the chief representative of Reuters in China. Mr. Tan is a fellow member of the Chartered Institute of Management Accountants of the United Kingdom and a fellow member of the Hong Kong Institute of Directors.

Bin Dai has served as our independent director since November 2009. Mr. Dai currently serves as vice president of China Tourism Academy, president of Beijing Hospitality Institute and independent director of Huangshan Tourism Development Co., Ltd. and China CYTS Tours Holdings Co., Ltd. From 2006 to 2008, Mr. Dai was the president assistant and section chief of the Department of Science and Research of Beijing International Studies University. Mr. Dai is also a national inspector of the China National Tourism Hotel Star-rating Committee, an executive director of the China Tourism Association, an economic consultant of Chengde city, and a doctoral tutor of Hua Qiao University. Mr. Dai received a bachelor’s degree in management from Anhui Business College, a master’s degree in economics from Anhui University of Finance & Economics and a PhD in economics from the Graduate School of the Chinese Academy of Social Sciences.

10b5-1 Trading Plans

Our Insider Trading Policy allows directors, officers and other employees covered under the policy to establish, under limited circumstances contemplated by Rule 10b5-1 under the Exchange Act, written programs that permit automatic trading of our stock or trading of our stock by an independent person (such as an investment bank) who is not aware of material inside information at the time of the trade. From time to time, certain of our directors, executive officers and employees may adopt Rule 10b5-1 trading plans.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2009, we paid an aggregate of approximately RMB 3.3 million (US$0.48 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

2007 Employee Share Incentive Plan

Our 2007 Plan was adopted by our board of directors in December 2007 and amended in August 2009. The 2007 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.

Under the 2007 Plan, as amended through August 2009, we are limited to issuing options exercisable for no more than 8,925,000 ordinary shares.

Options granted under the 2007 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or, for certain option holders, a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.

Our compensation committee, which administers the 2007 Plan, has wide discretion to award options. Subject to the provisions of the 2007 Plan, our compensation committee determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors. The number of options that vest for an employee in any given year is subject to performance requirements and evaluated by our human resources department.

Generally, to the extent an outstanding option granted under the 2007 Plan has not vested on the date the grantee’s employment by, or service with, us terminates, the unvested portion of the option will terminate and become unexercisable.

Our board of directors may amend or terminate the 2007 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. 2007 Plan amendments will be submitted to our shareholders for their approval as required by applicable law or any applicable listing agency.

The following table summarizes the options granted to our directors and executive officers and other individuals as a group and outstanding as of the date of December 31, 2009, without giving effect to options that were exercised or terminated:

Name	Options Awarded and Outstanding	Exercise Price (US$/share)	Date of Grant		Date of Expiration
Nanyan Zheng	75,000	0.64	12/20/2007		12/31/2016
Harry Ren Zhang	500,000	3.60	9/25/2009		9/24/2019
Eric Haibing Wu	187,500	1.90	12/20/2007		12/19/2017
Yuezhou Lin	25,000	0.125	7/1/2006	(1)	12/31/2013
	35,000	1.90	12/20/2007		12/19/2017
Ji Huang	75,000	0.125	7/1/2006	(1)	12/31/2013
	50,000	1.90	12/20/2007		12/19/2017
Huaisheng Zhou	112,500	0.64	12/20/2007		12/31/2013
Other individuals as a group	50,000	0.125	1/1/2006	(1)	12/31/2013
	180,000	0.125	7/1/2006	(1)	12/31/2013
	37,500	0.125	12/20/2007		12/31/2013
	185,250	0.64	12/20/2007		12/31/2013
	333,625	1.90	12/20/2007		12/19/2017
	391,500	3.25	5/15/2008	(2)	5/14/2018
	546,000	3.30	8/15/2009		12/30/2018
	524,600	3.30	8/15/2009		12/14/2019

Total	3,308,475

(1)	Reflects options granted prior to the adoption of our 2007 Plan under a power of attorney executed by a majority of our directors effective as of July 29, 2005, which were subsequently ratified by our board of directors on December 20, 2007.
(2)	Originally granted at a per share exercise price of $3.70 based on managements’ estimate of the fair value of our ordinary shares and reduced to $3.25 on October 21, 2008 following a retrospective valuation by an independent appraiser.

Employment Agreements

We have entered into an employment agreement with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. In addition, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party. We will indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

Each senior executive officer has agreed to hold in strict confidence any trade secrets or technical secrets of our company. Each officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

C. Board Practices

Our board of directors currently consists of seven directors. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of officer of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested.

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among others, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) dies or is found by our company to be or becomes of unsound mind.

Qualification

There is no shareholding qualification for directors.

Committees of the Board of Directors

We have established two committees of the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. Our independent directors select and recommend to the board of directors for nomination by the board of directors such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which meeting directors are to be elected or re-elected. In addition, our board of directors has resolved that director nominations at any time will be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with Section 303A of the NYSE Listed Company Manual, or Section 303A, a majority of the members of each of our board committees will be independent directors during the one-year transition period after our ADSs are listed on the NYSE and all of the committee members will be independent directors thereafter. We have adopted a charter for each of the board committees, which became effective immediately upon the completion of our IPO. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Shi, Tan and Dai. We have determined that Messrs. Tan and Dai satisfy the “independence” requirements of Rule 10A-3 promulgated under the Exchange Act and Section 303A, and that Mr. Shi does not satisfy the “independence” requirements of Rule 10A-3 promulgated under the Exchange Act. We are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(A) thereunder, which allows a minority of the members of the audit committee to be exempt from the audit committee independence requirements for one year after the effective date of the registration statement relating to a company’s initial public offering. We expect that, within one year of the effective date of the registration statement relating to our IPO, each member of our audit committee will satisfy the “independence” requirements of Section 303A and Rule 10A-3 promulgated under the Exchange Act and that we will comply with the requirements of Section 303A.

Our board of directors has determined that our reliance on the exemption provided by Rule 10A-3(b)(1)(iv)(A) promulgated under the Exchange Act will not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3 promulgated under the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among others:

•	selecting the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee

Our compensation committee consists of Messrs. Lim, Chi and Dai. We have determined that Messrs. Lim, Chi and Dai satisfy the “independence” requirements of Section 303A. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among others:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board of directors with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of business conduct and ethics that is applicable to all of our directors, officers and employees. Our code of ethics for senior executive officers and financial officers and our code of business conduct and ethics are publicly available on our website.

D. Employees

We had 4,118, 6,229 and 8,444 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth a breakdown of our employees as of December 31, 2009.

As of December 31, 2009
Corporate staff	291
Hotel-based staff	7,883
Hotel direct support staff(1)	270

Total	8,444

(1)	Includes call center staff, hotel bookkeepers and cashiers and regional laundry management personnel.

Our IT system allows us to centralize our financial management, budget control and accounting and bookkeeping functions, which allows us to avoid multiple layers of management on a regional or local basis, reduce personnel and eliminate multiple-system costs. As a result, we have reduced the headcount of our corporate staff despite our significant expansion from 348 as of December 31, 2007, to 316 as of December 31, 2008 and to 291 as of December 31, 2009.

We have implemented an internal human resource market allowing hotel managers to bid on the services of employees located throughout our national chain for their own hotels and opening new avenues for employees to achieve geographic and career mobility. We believe this internal human resource market promotes fair competition among our personnel, enhances their enthusiasm and job satisfaction and reduces our attrition rate.

We source potential management candidates through two distinct tracks: (1) we use staffing firms and hiring agents, as well as newspaper advertisements and website postings, to identify experienced candidates; and (2) we have implemented an on-campus recruiting program that seeks to identify capable and motivated potential management candidates and provides each of them with an opportunity to become an assistant hotel manager after successful completion of a two-year training and employment program. Our hiring process for hotel managers includes an initial screening interview, followed by further interviews and group testing. Successful candidates in the screening and interview process must then complete our two-month training program before being assigned to their respective hotels.

To promote consistent and high-quality accommodations and customer satisfaction, we have standardized our policies and procedures in a detailed procedural manual that all employees are required to adhere to, and we have implemented extensive training programs, including various eLearning courses, and periodic tests for managerial and other hotel-based staff primarily through our 7 Days Inn management academy. Candidates for hotel manager are required to undergo a two-month training period, during which they receive classroom and practical training in managing all core aspects of our hotel operations, as well as our company culture and philosophy. At the end of the two-month training period, new managers must pass a test before being assigned to their respective hotels. We also require our managed hotel owners to complete our training program so they are familiar with our policies and procedures and company culture and philosophy before opening their managed hotel.

Our training program is also designed to address our continuing need for qualified managerial and other employees to keep pace with our rapid growth. Because of our standardized policies and procedures and our extensive training programs, we have been able to recruit and train entrepreneurial, motivated and customer service oriented managerial employees with diverse backgrounds rather than relying on identifying individuals with prior hotel management experience or expertise.

To ensure that all of our hotels perform to our standards, we have established a clearly defined performance evaluation system based on a comprehensive set of key performance indicators that are aligned with a corresponding compensation and bonus structure and we assess these key performance indicators on a real-time basis. For example, 30% of each hotel manager’s base salary is based upon our determination of satisfactory performance at the local and company-wide level. We also provide hotel managers with the opportunity to earn quarterly and year-end bonuses, and they are eligible to participate in our stock option plan. In addition, we provide capable and experienced hotel staff with opportunities to be promoted to management positions. We believe our performance-linked compensation structure, career-oriented training and career advancement opportunities, as well as the significant level of responsibility we delegate, are the key drivers that motivate our employees and encourage their entrepreneurship. As a result, we have experienced a low attrition rate among our hotel managers since our inception.

We have outsourced the human resources administration with respect to our employees below the level of assistant hotel manager to two specialized human resources companies owned and controlled by third parties. These human resources companies are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of covered employees. Although these employees are recruited, hired and retained by us, they enter into employment contracts directly with these human resources companies. By outsourcing these functions, we are able to eliminate the need for local human resource managers for each of our hotels. We have not experienced any business interruptions due to these arrangements, and we believe we can switch human resources companies and transfer our employees to replacement companies, if necessary, without substantial business interruptions in the future.

None of our employees is represented by a labor union and we consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2010:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 149,067,932 ordinary shares outstanding as of March 31, 2010.

	Ordinary Shares Beneficially Owned
Name	Number	Percent

Directors and Executive Officers

Boquan He(1)	37,146,570	24.9

Nanyan Zheng(2)	14,096,971	9.5

Minjian Shi	1,269,968	*

Miao Chi(3)	24,008,321	16.1

Harry Ren Zhang	—	—

Eric Haibing Wu	150,000	*

Yuezhou Lin	431,250	*

Ji Huang	325,000	*

Huaisheng Zhou	225,000	*

Meng Ann Lim(4)	17,454,557	11.7

Wee Seng Tan	—	—

Bin Dai	—	—

Principal Shareholders

Fortune News International Limited(5)	13,599,244	9.1

WP RE (Cayman) International Ltd(6)	24,008,321	16.1

Prototal Enterprises Limited(7)	37,146,570	24.9

Happy Travel Limited(8)	17,454,557	11.7

*	Upon exercise of options currently exercisable or vested within 60 days after the date of March 31, 2010, would beneficially own less than 1% of our ordinary shares.
(1)	Includes 37,146,570 ordinary shares held by Prototal Enterprises Limited, a British Virgin Islands company. Prototal Enterprises Limited is wholly-owned by Mr. He. The registered address of Prototal Enterprises Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Mr. He is Floor 32, Metro Plaza, 183-187, Tianhe Road North, Guangzhou, Guangdong, People’s Republic of China.
(2)	Includes 13,599,244 ordinary shares held by Fortune News International Limited, a British Virgin Islands company, and 497,727 ordinary shares held directly by Mr. Zheng. Fortune News International Limited is wholly-owned by Hickdory Investments Limited, which is a British Virgin Islands company wholly-owned by Equity Trustee Limited as trustee of The Happy Family Trust, a trust formed under the laws of the British Virgin Islands. The sole settlor of The Happy Family Trust is Mr. Zheng. The beneficiaries of The Happy Family Trust are Mr. Zheng and his wife, Sha Li. The business address of Mr. Zheng is 10F, 705 GuangzhouDaDaoNan Road, Guangzhou, Guangdong, 510290, People’s Republic of China.

(3)	Includes 24,008,321 ordinary shares held directly by WP RE, a Cayman Islands company wholly-owned by Warburg Pincus Real Estate I, L.P., a Delaware partnership, or WPRE I. Warburg Pincus Real Estate I GP, LLC, a Delaware limited liability company, or WPRE GP, is the general partner of WPRE I. Warburg Pincus Partners LLC, a New York limited liability company, or WP Partners, is the sole member of WPRE GP. WP Partners is a direct subsidiary of Warburg Pincus & Co., a New York general partnership, or WP. The address of the various Warburg Pincus entities identified above is 466 Lexington Avenue, New York, New York 10017. Charles R. Kaye and Joseph P. Landy are managing general partners of WP and managing members and co-presidents of WP LLC and may be deemed to control the various Warburg Pincus entities identified above. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities identified above. The registered address of WP RE is Q&H Corporate Services, Ltd., Third Floor, Harbour Centre, P.O. Box 1348, Grand Cayman KYL-1108, Cayman Islands.
(4)	Includes 17,454,557 ordinary shares held directly by Happy Travel Limited, a Mauritius company. Happy Travel Limited is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2 LP, all English limited partnerships, or the Actis Funds, managed by Actis LLP, an English limited liability partnership owned by its members, and (ii) Actis Executive Co-Investment Plan LP and Actis Fund 3 Co-Investment Pool LP, both Guernsey limited partnerships managed by their general partner, Actis Co-Investment Plan Limited, a Guernsey registered limited company indirectly owned by Actis LLP. The limited partners of the Actis Funds have no voting or investment control over its investments, including the shares in Happy Travel Limited. Investment and voting decisions for the Actis Funds are made by their manager, Actis LLP, by unanimous decision of the members of the investment committee. The registered office of Actis LLP and the English limited partnerships managed by Actis LLP is More London Riverside, London SE1 2JT. The registered office of Actis Co-Investment Plan Limited and the Guernsey limited partnerships is PO Box 431, 13-15 Victoria Road, St Peter Port, Guernsey, Channel Islands, GY1 3ZD.
(5)	Includes 13,599,244 ordinary shares held by Fortune News International Limited, a British Virgin Islands company, is wholly-owned by Hickdory Investments Limited, which is a British Virgin Islands company wholly-owned by Equity Trustee Limited as trustee of The Happy Family Trust, a trust formed under the laws of the British Virgin Islands. The sole settlor of The Happy Family Trust is Mr. Zheng. The beneficiaries of The Happy Family Trust are Mr. Zheng and his wife, Sha Li. The registered address of Fortune News International Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(6)	Includes 24,008,321 ordinary shares held directly by WP RE, a Cayman Islands company wholly-owned by Warburg Pincus Real Estate I, L.P., a Delaware partnership, or WPRE I. Warburg Pincus Real Estate I GP, LLC, a Delaware limited liability company, or WPRE GP, is the general partner of WPRE I. Warburg Pincus Partners LLC, a New York limited liability company, or WP Partners, is the sole member of WPRE GP. WP Partners is a direct subsidiary of Warburg Pincus & Co., a New York general partnership, or WP. The address of the various Warburg Pincus entities identified above is 466 Lexington Avenue, New York, New York 10017. Charles R. Kaye and Joseph P. Landy are managing general partners of WP and managing members and co-presidents of WP LLC and may be deemed to control the various Warburg Pincus entities identified above. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities identified above. The registered address of WP RE is Q&H Corporate Services, Ltd., Third Floor, Harbour Centre, P.O. Box 1348, Grand Cayman KYL-1108, Cayman Islands.
(7)	Includes 37,146,570 ordinary shares held by Prototal Enterprises Limited, a British Virgin Islands company. Prototal Enterprises Limited is wholly-owned by Mr. He. The registered address of Prototal Enterprises Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Mr. He is Floor 32, Metro Plaza, 183-187, Tianhe Road North, Guangzhou, Guangdong, People’s Republic of China.

(8)	Includes 17,454,557 ordinary shares held directly by Happy Travel Limited, a Mauritius company. Happy Travel Limited is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2 LP, all English limited partnerships, or the Actis Funds, managed by Actis LLP, an English limited liability partnership owned by its members, and (ii) Actis Executive Co-Investment Plan LP and Actis Fund 3 Co-Investment Pool LP, both Guernsey limited partnerships managed by their general partner, Actis Co-Investment Plan Limited, a Guernsey registered limited company indirectly owned by Actis LLP. The limited partners of the Actis Funds have no voting or investment control over its investments, including the shares in Happy Travel Limited. Investment and voting decisions for the Actis Funds are made by their manager, Actis LLP, by unanimous decision of the members of the investment committee. The registered office of Actis LLP and the English limited partnerships managed by Actis LLP is More London Riverside, London SE1 2JT. The registered office of Actis Co-Investment Plan Limited and the Guernsey limited partnerships is PO Box 431, 13-15 Victoria Road, St Peter Port, Guernsey, Channel Islands, GY1 3ZD.

None of our shareholders has different voting rights from other shareholders. According to our register of members for our ordinary shares, there are two record holders in the United States. Citibank, N.A. has advised us that, as of March 31, 2010, 11,615,000 ADSs, representing 34,845,000 underlying ordinary shares, were held of record by Cede & Co. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Share Issuances and Splits

In October 2004, we issued an aggregate of 100 ordinary shares, including 98 ordinary shares to Mr. Boquan He, one of our founders and our chairman, one ordinary share to Mr. Nanyan Zheng, one of our founders and our chief executive officer and a director, and one ordinary share to Mr. Guangji Chen, one of our founders who subsequently left the company. The total consideration for these transactions, amounting to US$1.00 per share, was paid in December 2004.

In January 2005, we issued an aggregate of 900 additional ordinary shares, including 562 ordinary shares to Mr. He, 114 ordinary shares to Mr. Zheng, four ordinary shares to Mr. Chen, 120 ordinary shares to Mr. Chien Lee, one of our founders and a former director, and 100 ordinary shares to Smartech Resources Limited, or Smartech, a British Virgin Islands company wholly-owned by Ms. Qiong Zhang, one of our founders and a former director. The total consideration for these transactions, amounting to US$1.00 per share, was paid in advance in December 2004.

In July 2005, each of Messrs. He, Zheng and Chen and Smartech transferred all of their ordinary shares to Mr. Lee as nominee on behalf of Messrs. He, Zheng and Chen and Smartech.

In August 2006, Mr. Lee transferred the ordinary shares he held on behalf of Messrs. He and Zheng and Smartech back to them, and the shares he held on behalf of Mr. Chen to Mr. Zheng for consideration amounting to US$1.00 per share. Concurrent with these transfers, we, our shareholders and new investors undertook a series of interrelated transactions whereby: (i) Mr. Zheng transferred all of his ordinary shares to Fortune News International Limited, or Fortune News, a British Virgin Islands company wholly-owned by him at the time of the transfer; (ii) we effected an eight-for-one share split; and (iii) we issued an aggregate of 59,992,000 additional ordinary shares, including 39,594,720 ordinary shares to Mr. He, 7,199,040 ordinary shares to Fortune News, 7,199,040 ordinary shares to Mr. Lee and 5,999,200 ordinary shares to Smartech. The total consideration for the additional share issuance, amounting to US$0.125 per share, was paid between January 2005 and January 2006.

Pursuant to a shareholder resolution adopted in December 2005, in March 2007, each of Messrs. He and Lee and Smartech transferred 4,040,816 ordinary shares, 734,694 ordinary shares and 612,245 ordinary shares, respectively, to Fortune News in respect of a compensatory award for Mr. Zheng. The aggregate consideration for these transfers was US$3.00. We have recognized the grant date fair value of this award in the statement of operations on the date of grant, which was December 30, 2005.

In April 2007, Mr. He transferred 1,293,061 ordinary shares to Mr. Minjian Shi, one of our directors, for consideration amounting to US$0.125 per share in connection with individual transactions between Messrs. He and Shi which are unrelated to our company.

In October 2008, Mr. He transferred all of his ordinary shares and Series B preferred shares to Prototal Enterprises, a British Virgin Islands company wholly-owned by him at the time of transfer.

In November 2006, we issued an aggregate of 15,724,432 Series A preferred shares to Warburg Pincus Real Estate I, L.P., or Warburg Pincus, in a private placement for consideration amounting to approximately US$0.64 per share. Warburg Pincus was an unrelated third party to the issuance and sale of the Series A preferred shares. The value of the Series A preferred shares was determined based on arm’s-length negotiations between us and Warburg Pincus and the transaction was approved by our board of directors and shareholders. Each Series A preferred share automatically converted into one ordinary share upon the closing of our IPO.

In May 2007, we issued an aggregate of 7,862,216 Series B preferred shares to Warburg Pincus, Mr. He and Fortune News in a private placement for consideration amounting to approximately US$1.91 per share. The value of the Series B preferred shares was determined based on arm’s-length negotiations between us and the purchasers and the transaction was approved by our board of directors and shareholders. Each Series B preferred share automatically converted into one ordinary share upon the closing of our IPO.

In July 2007, Warburg Pincus transferred all of its Series A and Series B preferred shares to WP RE, a Cayman Islands company affiliated with Warburg Pincus.

In October 2008, we issued an aggregate of 21,533,387 Series C preferred shares to WP RE and Happy Travel Limited, a Mauritius company affiliated with Actis LLP, in a private placement for consideration amounting to approximately US$3.02 per share. The value of the Series C preferred shares was determined based on arm’s-length negotiations between us and the purchasers and the transaction was approved by our board of directors and shareholders. Each Series C preferred share will automatically convert into one ordinary share upon the closing of our IPO.

In connection with our IPO, our five largest ordinary shareholders, including Boquan He, Nanyan Zheng, Minjian Shi and Chien Lee (directly or through their controlled entities), transferred to WP RE and Happy Travel Limited 1,157,537 ordinary shares and Series B preferred shares owned by them for nominal consideration. These transfers were made by these shareholders proportionately based on their respective ordinary share ownership positions at the time of transfer.

Issuance of Senior Notes and Warrants

On September 10, 2007, we entered into a series of securities purchase agreements pursuant to which we issued an aggregate of 800 units to Merrill Lynch International, Indopark Holdings Limited and Deutsche Bank AG, London Branch, as initial purchasers, for aggregate consideration of US$80.0 million. In connection with the issuance of the units, we entered into an indenture with DB Trustees (Hong Kong) Limited, or DB Trustees, as trustee and collateral agent, for the benefit of the parties thereto and the holders of the notes. In October 2008, in connection with the issuance of our Series C preferred shares, we entered into a supplemental agreement with the senior note holders to increase the interest rate for the senior notes to LIBOR plus 8% per annum, beginning from July 1, 2009. In December 2009, we repaid the entire outstanding principal and unpaid interest under the senior notes with a portion of the proceeds from our IPO. In addition, all of the ordinary share purchase agreements were exercised in connection with our IPO. Payment of the exercise price for the ordinary share purchase warrants was made by tendering warrants (with the value of such warrants based on the public offer on a per ordinary share basis).

Shareholders’ Agreements

In October 2005, we entered into a shareholders’ agreement with Messrs. He, Zheng and Lee and Smartech, which was subsequently terminated and replaced by a new shareholders’ agreement among us, our existing shareholders and Warburg Pincus entered into in connection with the issuance of our Series A preferred shares. In May 2007 and October 2008, the new shareholders’ agreement was subsequently amended in connection with the issuance of our Series B preferred shares and our Series C preferred shares, respectively. Under the shareholders’ agreement, as amended, our preferred shareholders are entitled to certain registration rights, including demand registration and Form S-3 “short-form” registration rights. These registration rights will terminate five years after the date of our IPO. Except for the registration rights described above, all rights under the shareholders’ agreement, as amended, automatically terminated upon the completion of our IPO.

Transactions Related to Our Offshore Holding Company Structure

Prior to November 2005, all of the outstanding equity interests of 7 Days Guangzhou were held in trust for our company by Mr. Nanyan Zheng, our chief executive officer, and Mr. Linde Huang, who was an employee of a company affiliated with Mr. Boquan He, one of our founders and our chairman. The equity interests in 7 Days Guangzhou held in trust for our company by Mr. Huang were previously held in trust for our company by Mr. Guangji Chen until Mr. Chen left our company. Our investment in 7 Days Guangzhou through this trust arrangement was not approved by the Bureau of Foreign Trade and Economic Cooperation of Guangzhou, which is required under PRC laws. In November 2005, our beneficial ownership in the equity interests in 7 Days Guangzhou were transferred to 7 Days Shenzhen pursuant to a trust agreement entered into among Messrs. Zheng and Huang and 7 Days Shenzhen, and the prior trust arrangement with our company was terminated. In addition, prior to October 2005, all of the outstanding equity interests in 7 Days Inn Guangzhou were held in trust for 7 Days Shenzhen by Messrs. Zheng and Huang. In October and November 2006, we completed the restructuring related to 7 Days Guangzhou and 7 Days Inn Guangzhou, as a result of which 7 Days Shenzhen now holds all of the outstanding equity interests of 7 Days Guangzhou and 7 Days Inn Guangzhou directly instead of through these trust arrangements. The completion of these formalities were registered with local government authorities in Guangzhou and our PRC counsel, Commerce & Finance Law Offices, has advised us that the completion of such formalities does not render the New M&A Rule applicable. Under the new M&A Rule, acquisitions by an offshore SPV of domestic equity interests related to it are subject to the approval of the Ministry of Commerce. We cannot guarantee you, however, that relevant PRC government authorities will not determine that approval of the Ministry of Commerce was required. If relevant PRC government authorities deem our transactions with 7 Days Guangzhou and 7 Days Inn Guangzhou to be an “acquisition” subject to the New M&A Rule, we may have violated the New M&A Rule and could be subject to administrative fines and other penalties from relevant PRC authorities, may be required to obtain approval for such transactions from the Ministry of Commerce or could be required to divest 7 Days Guangzhou and 7 Days Inn Guangzhou, in which case we would lose the benefit of the revenues from hotels operated by such entities. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—The implementation of our offshore holding company structure related to the equity interests in Guangzhou 7 Days Hotel Management Co., Ltd. and Guangzhou 7 Days Inn Co., Ltd. may be challenged by PRC regulatory agencies to have violated a PRC regulation and, if challenged, we may be required to divest these equity interests and may be subject to administrative fines and other penalties.”

Advances, Loans and Transactions between the Company and Executive Officers and Related Parties

Transactions with Wuxi Shenglong Hotel Management Co., Ltd.

Pursuant to an undated agreement between 7 Days Shenzhen and Mr. Zheng, 7 Days Shenzhen extended an interest-free loan to Mr. Zheng in the aggregate principal amount of RMB150,000 (US$21,975) for use in fulfilling his capital contribution obligation to Wuxi Shenglong which operates one of our hotels in Wuxi. As of December 31, 2009, the aggregate amount outstanding under this loan was RMB150,000 (US$21,975), which also represents the largest amount outstanding under this loan since January 1, 2005. In March 2005, 7 Days Shenzhen and Wuxi Shenglong entered into entrustment management and brand use contracts, pursuant to which (i) Wuxi Shenglong entrusts 7 Days Shenzhen to manage the hotels mutually designated by Wuxi Shenglong and 7 Days Shenzhen and (ii) 7 Days Shenzhen licenses to Wuxi Shenglong its brand names, trademarks, logos and operational know-how. Under these contracts, 7 Days Shenzhen is entitled to receive 15% of Wuxi Shenglong’s annual pre-tax profits for the management services and the licensing of the rights paid on an annual basis, which amounted to approximately RMB134,000, RMB146,000 (US$21,389) and RMB46,000 (US$6,739) in 2007, 2008 and in 2009, respectively. As of December 31, 2009, 30% of the equity interest in Wuxi Shenglong is held directly by Mr. Zheng for the benefit of 7 Days Shenzhen pursuant to an agreement entered into between Mr. Zheng and 7 Days Shenzhen, and the remaining 70% of the equity interest is owned by Haokang Chen and Jun Shi, two individuals unrelated to our company.

Lease Agreements with Noncontrolling Shareholders in Subsidiaries

As of December 31, 2009, two of our hotels are leased from noncontrolling shareholders in our subsidiaries. Both of these leases were negotiated on an arms’ length basis. The table below sets forth certain terms relating to these lease agreements:

Hotel location	Lessee	Lessor	Term of lease	Rent

Shanghai	Shanghai Qijia Hotel Management Co., Ltd.	Shanghai Jiayi Real Estate Consulting Co., Ltd.	15 years and three months	RMB4.0 million per year; with rent increases of 3% every three years starting in the fourth year

Shenzhen	7 Days Shenzhen	Mr. Qineng Zhuang	10 years	RMB572,760 for the first year; RMB859,140 for the second year; with rent increases of 5% every two years starting in the third year

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employees—Compensation—Employment Agreements.”

Share Options

See Item 6.B, “Directors, Senior Management and Employees—Compensation—2007 Employee Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

See Item 4, “Information on the Company—Business Overview— Legal Proceedings.”

Dividend Policy

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING.

A. Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol “SVN”. The following table sets forth the monthly high and low trading prices of our ADSs on the NYSE for the periods indicated:

	High	Low

2009

November	14.15	10.80

December	13.73	11.30

2010

January	15.25	11.82

February	13.22	11.80

March	13.01	9.76

April (through April 23, 2010)	11.40	10.01

On April 23, 2010, the closing sale price of our ADSs as reported on the NYSE was US$10.69 per ADS.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A, “Offering and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on October 10, 2009.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange.

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and various regulations issued by the SAFE, and other relevant PRC government authorities, the Renminbi is convertible for current account items, such as trade related receipts and payments, interest and dividend. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementation notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. The SAFE implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under SAFE Notice 75 refers to those “PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.

PRC residents are required to complete amended registrations with the local SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Dividend Distribution.

Under the regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures, wholly foreign owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005.

According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in China, each Chinese resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any Chinese resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) any overseas fund raising by such offshore company after the injection mentioned in (1) hereabove;

•

an amendment to the registration with the local SAFE branch is also required to be filed by such Chinese resident when there is any material change involving a change in the capital of the offshore company and does not involve reverse investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.

Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant Chinese residents to penalties under Chinese foreign exchange administration regulations.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

In 2007 China passed the New EIT Law and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC shareholders and, while less clear, with respect to gains derived by our non-PRC enterprise shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains.

If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

U.S. Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you beneficially own our ADSs or ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who own ADSs or ordinary shares and who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time.

Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on ADSs and Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to a reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisor regarding the effect, if any, of this legislation on your ownership of the ADSs or ordinary shares.

Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs and ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs and ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Any such gain or losses that you recognize will be treated as U.S. source income for foreign tax credit limitation purposes. Your adjusted tax basis will generally equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, capital gains from the sale or other disposition of our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisor regarding the effect, if any, of this legislation on your ownership and disposition of the ADSs or ordinary shares.

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for 2010 or any future taxable year.

In general, we will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income and (b) the total value of our assets is calculated based on our market capitalization.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed have disposed of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or ordinary shares” section above.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, as a U.S. Holder, you would be required to file an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs or ordinary shares are “marketable.” Our ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs or ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. You should consult with your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs or ordinary shares. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

In addition to any other information reporting requirements that may apply, under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS. Under newly enacted legislation, certain individuals holding the ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1.

We have filed this annual report on Form 20-F with the SEC pursuant to the requirements of the Exchange Act. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we filed with the SEC, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 450 Fifth Street N.W. Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

I. Subsidiaries Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the variable interest rates for our outstanding debt and any interest income generated by excess cash. As of December 31, 2009, our total outstanding bank loans amounted to RMB110.0 million (US$16.1 million) with a variable interest rate, currently 5.67%, calculated as 105% of a benchmark rate published by the PBOC. Assuming the principal amount of the outstanding loans remains the same as of December 31, 2009, a one percentage point increase in each applicable interest rate would add RMB1.1 million (US$0.2 million) to our interest expense over the next 12 months.

We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash denominated in U.S. dollars as a result of our past issuances of senior notes and the proceeds from our IPO. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to achieve policy goals. Since reaching a high against the U.S. dollar in July 2008, the RMB has traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. More recently, the PRC government has indicated a willingness to allow the RMB to appreciate against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from our IPO into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively, and decreased 0.7% in 2009.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees Payable by ADS Holders

Citibank, N.A., the depositary of our ADR program, collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Such fees are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. In the case of cash distributions, the depositary fees are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividends, rights, etc.), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

An ADS holder is required to pay the following service fees to the depositary:

Service		Fees

•	Issuance of ADSs	Up to US$0.05 per ADS issued

•	Cancellation of ADSs	Up to US$0.05 per ADS canceled

•	Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS held

•	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

•	Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the Depositary

•	Transfer of ADRs	US$1.50 per certificate presented for transfer

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

Service		Fees

•	Transfer and registration on the share register (for example, upon deposit and withdrawal of ordinary shares)	Registration and transfer fees

•	Converting foreign currency into U.S. dollars

•	Cable, telex and fax transmissions and delivery expenses	Expenses incurred by the depositary

•	Transfer of securities (for example, when ordinary shares are deposited or withdrawn from deposit)	Taxes and duties for the transfer of securities

•	Delivery or servicing of ordinary shares on deposit	Fees and expenses incurred by the depositary

The fees and charges an ADS holder may be required to pay may vary over time and may be changed by us and by the depositary bank. ADS holders will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses relating to our ADR program, and waive certain fees and absorb certain costs relating to our ADR program. Since November 20, 2009, the date our ADSs were listed on the NYSE, through the date of this annual report, we have not received any payments from the depositary relating to our ADR program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2007, 2008 and 2009.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The have been no material modifications to the rights of securities holders or the use of proceeds.

ITEM 15.	CONTROLS AND PROCEDURES.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective for the reasons set forth below.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2009, our independent registered public accounting firm identified and communicated to us material weaknesses and significant deficiencies in our internal control over financial reporting, as defined by Auditing Standard No. 5 of the Public Company Accounting Oversight Board. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weakness in our internal control over financial reporting communicated by our independent registered public accounting firm related to our lack of a sufficient complement of personnel with the proper level of accounting knowledge, experience and training in the application of U.S. GAAP and compliance with SEC reporting requirements to prepare and review our U.S. GAAP financial statements and disclosures, which resulted, for example, in audit adjustments and/or additional disclosure related to debt extinguishment and early termination of an operating lease. Our independent registered public accounting firm also identified (1) several significant deficiencies, including those related to insufficient supporting documentation for certain accounting entries and inter-company transactions and our lack of formal policies and procedures for documenting the assessment of impairment of property and equipment and cash advances to staff, and (2) several general IT control deficiencies, including those related to a need for additional procedures to reduce the risk of unauthorized access and segregation of duties between administrators and users, our lack of formal policies and documentation for certain procedures and our need to improve data back up and storage.

Changes in Internal Control over Financial Reporting

To address the material weakness and the significant deficiencies, as well as the control deficiencies communicated to us by our independent registered public accounting firm:

•	we intend to hire additional individuals with the appropriate level of U.S. GAAP and SEC reporting expertise and who meet our recruiting standards;

•

we intend to increase our in-house expertise and reporting capabilities through additional training, and the retention of a third-party consultant to assist us in enhancing our internal control over financial reporting;

•

we are implementing additional control procedures and are preparing an accounting policy manual to address the significant deficiencies identified by our independent registered public accounting firm and to assist in preparing our financial statements in accordance with U.S. GAAP; and

•	we have implemented or are in the process of implementing additional IT control procedures including those to ensure proper system access and improved data backup and storage.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Wee Seng Tan, our chairman of the audit committee, is an audit committee financial expert and satisfies the “independence” requirements of Section 303A and Rule 10A-3 promulgated under the Exchange Act.

ITEM 16B.	CODE OF ETHICS.

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of business conduct and ethics that is applicable to all of our directors, officers and employees. Our code of ethics for senior executive officers and financial officers and our code of business conduct and ethics are publicly available on our website at http://en.7daysinn.cn/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent auditors during the periods indicated below.

	For the Year Ended December 31,
	2007	2008	2009
	(In thousands of RMB)

Audit fees(1)	4,260	3,509	2,664

Audit-related fees(2)	—	1,946	1,298

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent auditors for the assurance and related services, which mainly included the review of registration documents in connection with our IPO.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services as described above are approved by the Audit Committee prior to the commencement of services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Our audit committee includes one director who does not satisfy the “independence” requirements of Rule 10A-3 promulgated under the Exchange Act. We are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(A) thereunder, which allows a minority of the members of the audit committee to be exempt from the audit committee independence requirements for one year after the effective date of the registration statement relating to a company’s initial public offering. We expect that, within one year of the effective date of the registration statement relating to our IPO, each member of our audit committee will satisfy the “independence” requirements of Section 303A and Rule 10A-3 promulgated under the Exchange Act and that we will comply with the requirements of Section 303A.

Our board of directors has determined that our reliance on the exemption provided by Rule 10A-3(b)(1)(iv)(A) promulgated under the Exchange Act will not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3 promulgated under the Exchange Act.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Differences Between the Company’s Current Corporate Governance Practices and the NYSE Corporate Governance Requirements Applicable to Domestic U.S. Companies

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. A NYSE listed non-U.S. company is simply required to provide a general summary of the significant differences to its U.S. investors either on the company website or in its annual report distributed to its U.S. investors.

We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

•	The majority of our board of directors is not comprised of independent directors.

•

We do not have a nominating/corporate governance committee and our board of directors currently performs the duties of the nominating/corporate governance committee and regularly reviews our corporate governance principles and practices.

•	We are not required to schedule an executive session at least once a year to be attended by only independent directors and all directors are currently entitled to attend all of our board meetings

•	We have not yet adopted or disclosed a method for interested parties to communicate directly with the presiding director or with non-management directors as a group.

•

Our audit committee is not composed of only independent directors and we are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(A) promulgated under the Exchange Act, which allows a minority of the members of the audit committee to be exempt from the audit committee independence requirements for one year after the effective date of the registration statement relating to a company’s initial public offering.

•

We are not required to obtain shareholder approval for the adoption of, or material revisions to, our equity compensation plans and our directors may amend, materially revise, or terminate our equity compensation plans, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant.

None of the above practices conflicts with the laws of the Cayman Islands or our amended and restated memorandum and articles of association.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions.

PART III.

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS.

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

2.2	Form of deposit agreement among the Registrant, the depositary and holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit 99.(A) from our F-6 registration statement (File No. 333- 162949) originally filed with the SEC on November 6, 2009, as amended).

4.1	2007 Share Incentive Plan, as amended by officers (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 6, 2009, as amended).

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 6, 2009, as amended).

4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 6, 2009, as amended).

4.4	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 6, 2009, as amended).

4.5	Series A Preferred Share Subscription Agreement, dated November 7, 2006, among the Registrant, Warburg Pincus Real Estate I, L.P. and the other parties thereto (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.6	Series B Preferred Share Subscription Agreement, dated May 22, 2007, among the Registrant, Warburg Pincus Real Estate I, L.P. and the other parties thereto (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.7	Securities Purchase Agreement, dated September 4, 2007, among the Registrant, Merrill Lynch International and the other parties thereto (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.8	Securities Purchase Agreement, dated September 4, 2007, among the Registrant, Indopark Holdings Limited and the other parties thereto (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.9	Securities Purchase Agreement, dated September 4, 2007, among the Registrant, Deutsche Bank AG, London Branch and the other parties thereto (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.9	Warrant Agreement, dated September 10, 2007, among the Registrant and DB Trustees (Hong Kong) Limited, as warrant agent (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.10	Equity Registration Right Agreement, dated September 10, 2007, among the Registrant and the initial purchasers party thereto (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

Exhibit Number	Description of Document

4.11	Letter Agreement on Right of First Offer, dated September 10, 2007, among the Registrant, Merrill Lynch International, Indopark Holdings Limited and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.12	Series C Preferred Share Subscription Agreement, dated October 1, 2008, among the Registrant, Happy Travel Limited, WP RE (Cayman) International Ltd. and the other parties thereto (incorporated by reference to Exhibit 4.12 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.13	Amended and Restated Shareholders Agreement, dated October 1, 2008, among the Registrant and its shareholders party thereto (incorporated by reference to Exhibit 4.13 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.16	English translation of the Brand Use and Management Entrustment Contract, undated, among 7 Days Inn (Shenzhen) Co., Ltd. and Wuxi Shenglong Hotel Management Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended)

4.17	English translation of the Agreement between 7 Days Inn (Shenzhen) Co., Ltd. and Mr. Nanyan Zheng (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.18	English translation of the Form of Management Agreement (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 6, 2009, as amended).

8.1*	List of Subsidiaries.

11.1	Code of Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1*	Consent of Commerce and Finance Law Offices.

23.2*	Consent of KPMG.

*	Filed with this annual report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 26, 2010

7 DAYS GROUP HOLDINGS LIMITED

/S/ NANYAN ZHENG
Name:	Nanyan Zheng
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

7 Days Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of 7 Days Group Holdings Limited and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 7 Days Group Holdings Limited and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 26, 2010

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	December 31,
	2008	2009	2009
	RMB	RMB	US$
ASSETS

Current assets:
Cash	283,850	341,370	50,011
Restricted cash	51,381	—	—
Pledged bank deposits	3,977	5,400	791
Short-term investment	—	293,613	43,015
Accounts receivable	3,465	4,557	668
Prepaid rent	61,733	64,509	9,451
Other prepaid expenses and current assets	46,872	48,392	7,089
Amounts due from related parties	59	—	—
Deferred tax assets	1,864	7,551	1,106

Total current assets	453,201	765,392	112,131

Property and equipment, net	962,976	1,013,500	148,478
Rental deposits	39,117	38,297	5,610
Investment in and advances to an affiliate	1,358	1,359	199
Other assets	16,542	—	—
Deferred tax assets	2,221	15,867	2,325

Total assets	1,475,415	1,834,415	268,743

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	273,133	141,056	20,664
Bills payable	13,676	17,142	2,511
Accrued expenses and other payables	108,074	162,164	23,757
Amounts due to related parties	162	162	24
Income taxes payable	1,844	5,965	874

Total current liabilities	396,889	326,489	47,830

Senior notes payable	504,142	—	—
Long-term bank borrowings	—	110,000	16,115
Borrowings from related parties	7,101	3,233	474
Accrued lease payments	99,373	116,896	17,125
Ordinary share purchase warrants	60,277	—	—
Refundable deposits	—	24,250	3,553
Deferred revenue	5,732	5,046	740

Total liabilities	1,073,514	585,914	85,837

Series A convertible preferred shares:
Par value: US$0.125; Authorized: 16,000,000 shares;
Issued and outstanding: 15,724,432 shares in 2008 and nil in 2009	78,294	—	—

Series C convertible preferred shares:
Par value: US$ 0.125; Authorized: 21,533,387 shares;
Issued and outstanding: 21,533,387 shares in 2008 and nil in 2009	436,428	—	—

Equity (deficit):

Series B convertible preferred shares:
Par value: US$0.125; Authorized: 8,000,000 shares;
Issued and outstanding: 7,862,216 shares in 2008 and nil in 2009	7,523	—	—

Ordinary shares:
Par value: US$0.125; Authorized: 150,000,000 shares in 2008 and 225,000,000 shares in 2009
Issued and outstanding: 60,000,000 shares in 2008 and 149,067,932 shares in 2009	61,502	140,377	20,565

Subscription receivable	(1,418)	—	—
Additional paid-in capital	169,089	1,559,458	228,462
Accumulated other comprehensive income	30,304	30,696	4,497
Accumulated deficit	(380,971)	(484,925)	(71,042)

Total 7 Days Group Holdings Limited shareholders’ equity (deficit)	(113,971)	1,245,606	182,482
Noncontrolling interests	1,150	2,895	424

Total equity (deficit)	(112,821)	1,248,501	182,906

Commitments and contingencies

Total liabilities and equity (deficit)	1,475,415	1,834,415	268,743

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share data)

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Revenues	252,799	721,434	1,141,315	167,203

Operating costs and expenses:
Hotel operating costs	(273,241)	(730,204)	(971,550)	(142,333)
Sales and marketing expenses	(13,690)	(36,897)	(30,824)	(4,515)
General and administrative expenses	(56,149)	(93,631)	(65,074)	(9,533)

Total operating costs and expenses	(343,080)	(860,732)	(1,067,448)	(156,381)

Income (loss) from operations	(90,281)	(139,298)	73,867	10,822

Other income (expense):
Interest income	3,185	2,395	3,669	538
Interest expense	(31,233)	(84,470)	(81,867)	(11,994)
Loss on debt extinguishment	—	—	(26,477)	(3,879)
Change in fair value of ordinary share purchase warrants	(2,241)	10,484	(76,376)	(11,189)
Equity in income of an affiliate	167	186	23	3

Loss before income taxes	(120,403)	(210,703)	(107,161)	(15,699)
Income tax benefit (expense)	(3,262)	781	4,952	726

Net loss	(123,665)	(209,922)	(102,209)	(14,973)
Loss (income) attributable to noncontrolling interests	933	(608)	(1,745)	(256)

Net loss attributable to 7 Days Group Holdings Limited shareholders	(122,732)	(210,530)	(103,954)	(15,229)

Deemed dividends to Series C convertible preferred shareholders	—	—	(28,993)	(4,248)

Net loss attributable to 7 Days Group Holdings Limited ordinary shareholders	(122,732)	(210,530)	(132,947)	(19,477)

Basic and diluted net loss per ordinary share	(2.05)	(3.51)	(1.93)	(0.28)

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except share data)

	Series B Convertible Preferred Shares		Ordinary Shares			Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)		Equity (Deficit) attributable to 7 Days Group Holdings Limited Shareholders
	Number of Shares	Par Value	Number of Shares	Par Value	Subscription Receivable			Accumulated Deficit		Noncontrolling Interests	Total Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2007	—	—	60,000,000	61,502	(1,418)	19,015	(1,670)	(47,709)	29,720	—	29,720

Net loss	—	—	—	—	—	—	—	(122,732)	(122,732)	(933)	(123,665)

Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	—	—	4,704	—	4,704	—	4,704

Comprehensive loss									(118,028)	(933)	(118,961)

Capital contribution	—	—	—	—	—	—	—	—	—	1,175	1,175

Issuance of Series B convertible preferred shares, net of issuance costs of RMB360	7,862,216	7,523	—	—	—	107,220	—	—	114,743	—	114,743

Share-based compensation	—	—	—	—	—	15,633	—	—	15,633	—	15,633

Balance as of December 31, 2007	7,862,216	7,523	60,000,000	61,502	(1,418)	141,868	3,034	(170,441)	42,068	242	42,310

Net loss	—	—	—	—	—	—	—	(210,530)	(210,530)	608	(209,922)

Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	—	—	27,270	—	27,270	—	27,270

Comprehensive income (loss)									(183,260)	608	(182,652)

Capital contribution	—	—	—	—	—	—	—	—	—	300	300

Share-based compensation	—	—	—	—	—	27,221	—	—	27,221	—	27,221

Balance as of December 31, 2008	7,862,216	7,523	60,000,000	61,502	(1,418)	169,089	30,304	(380,971)	(113,971)	1,150	(112,821)

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except share data)

	Series B Convertible Preferred Shares		Ordinary Shares			Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)		Equity (Deficit) attributable to 7 Days Group Holdings Limited Shareholders	Noncontrolling Interests	Total Equity (Deficit)
	Number of Shares	Par Value	Number of Shares	Par Value	Subscription Receivable			Accumulated Deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2008	7,862,216	7,523	60,000,000	61,502	(1,418)	169,089	30,304	(380,971)	(113,971)	1,150	(112,821)

Net loss	—	—	—	—	—	—	—	(103,954)	(103,954)	1,745	(102,209)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	—	—	392	—	392	—	392

Comprehensive income (loss)									(103,562)	1,745	(101,817)

Issuance of ordinary shares, upon initial public offering (“IPO”), net of issuance costs of RMB 23,396	—	—	34,845,000	29,738	—	758,119	—	—	787,857	—	787,857
Conversion of Series A convertible preferred shares to ordinary shares	—	—	15,724,432	15,468	—	62,826	—	—	78,294	—	78,294
Conversion of Series B convertible preferred shares to ordinary shares	(7,862,216)	(7,523)	7,862,216	7,523	—	—	—	—	—	—	—
Conversion of Series C convertible preferred shares to ordinary shares	—	—	21,533,387	18,377	—	418,051	—	—	436,428	—	436,428
Ordinary shares issued in connection with:
Exercise of ordinary share purchase warrants	—	—	5,454,545	4,655	—	131,895	—	—	136,550	—	136,550
Exercise of share options	—	—	3,648,352	3,114	—	9,929	—	—	13,043	—	13,043
Reclassification of subscription receivable	—	—	—	—	1,418	(1,418)	—	—	—
Acquisition of noncontrolling interest	—	—	—	—	—	(445)	—	—	(445)	—	(445)
Capital contributions from shareholders	—	—	—	—	—	28,993	—	—	28,993	—	28,993
Deemed dividends to Series C convertible preferred shareholders	—	—	—	—	—	(28,993)	—	—	(28,993)	—	(28,993)
Share-based compensation	—	—	—	—	—	11,412	—	—	11,412	—	11,412

Balance as of December 31, 2009	—	—	149,067,932	140,377	—	1,559,458	30,696	(484,925)	1,245,606	2,895	1,248,501

Balance as of December 31, 2009 - in US$	—	—	—	20,565	—	228,462	4,497	(71,042)	182,482	424	182,906

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(123,665)	(209,922)	(102,209)	(14,973)
Adjustments reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	27,095	90,196	146,173	21,414
Loss on disposal of property and equipment	624	817	2,398	351
Write off of leasehold improvements due to early termination of a lease	—	—	2,879	422
Deferred income tax expense (benefit)	224	(3,838)	(19,333)	(2,832)
Share-based compensation expense	15,633	27,221	11,412	1,672
Equity in income of an affiliate	(167)	(186)	(23)	(3)
Change in fair value of ordinary share purchase warrants	2,241	(10,484)	76,376	11,189
Change in fair value of interest rate derivative contract	802	523	6	1
Amortization of debt issuance costs	2,337	8,031	9,185	1,346
Amortization of discount on senior notes payable	6,024	20,702	23,675	3,468
Loss on debt extinguishment	—	—	26,477	3,879
Changes in operating assets and liabilities:
Pledged bank deposits	—	(3,977)	(1,423)	(208)
Accounts receivable	(1,861)	(1,431)	(1,092)	(160)
Prepaid rent	(44,293)	(4,117)	(2,776)	(407)
Other prepaid expenses and current assets	(22,870)	(17,979)	(1,520)	(223)
Amounts due from related parties	—	(59)	59	9
Rental deposits	(21,875)	(10,058)	820	120
Accounts payable	6,772	27,380	(8,550)	(1,253)
Bills payable	—	10,465	4,324	633
Accrued expenses and other payables	51,481	46,884	36,563	5,357
Amounts due to related parties	1,607	(1,713)	—	—
Income taxes payable	1,197	(193)	4,121	603
Accrued lease payments	50,059	36,860	17,523	2,567
Refundable deposits	—	—	24,250	3,553
Deferred revenue	5,077	(686)	(686)	(101)

Net cash provided by (used in) operating activities	(43,558)	4,436	248,629	36,424

Cash flows from investing activities:
Purchases of property and equipment	(338,412)	(405,166)	(326,359)	(47,812)
Advances made to an affiliate	—	—	(365)	(53)
Collection of advances made to an affiliate	388	207	387	57
Purchase of short-term investment	—	—	(293,737)	(43,033)

Net cash used in investing activities	(338,024)	(404,959)	(620,074)	(90,841)

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(Amounts in thousands)

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon IPO	—	—	811,253	118,849
Issuance costs of ordinary shares upon IPO	—	—	(6,074)	(890)
Proceeds from exercise of employee share options	—	—	13,043	1,911
Proceeds from issuance of Series B convertible preferred shares	85,660	—	—	—
Issuance costs of Series B convertible preferred shares	(360)	—	—	—
Proceeds from issuance of Series C convertible preferred shares	—	443,768	—	—
Issuance costs of Series C convertible preferred shares	—	(7,340)	—	—
Proceeds from issuance of senior notes	600,864	—	—	—
Repayment of senior notes	—	—	(546,488)	(80,060)
Debt issuance costs of senior notes	(29,216)	—	—	—
Increase in restricted cash	(409,411)	—	—	—
Decrease in restricted cash	242,587	103,719	51,381	7,527
Payment for interest rate derivative contract	(1,409)	—	—	—
Proceeds from bank borrowings	50,000	170,000	195,000	28,568
Repayment of bank borrowings	(20,000)	(200,000)	(85,000)	(12,453)
Proceeds from borrowings from related parties	123,315	1,650	—	—
Repayment of borrowings from related parties	(86,478)	(2,063)	(3,868)	(567)
Acquisition of noncontrolling interest	—	—	(445)	(65)
Capital contributions from noncontrolling shareholders	1,175	300	—	—

Net cash provided by financing activities	556,727	510,034	428,802	62,820

Effect of foreign currency exchange rate changes on cash	(4,005)	(4,835)	163	24

Net increase in cash	171,140	104,676	57,520	8,427

Cash at beginning of year	8,034	179,174	283,850	41,584

Cash at end of year	179,174	283,850	341,370	50,011

Supplemental disclosures of cash flow information:

Interest paid, net of capitalized interest (Note 5)	775	62,272	63,787	9,345

Income taxes paid	1,841	3,250	10,260	1,503

Non-cash investing and financing activities:
Accounts payable for purchases of property and equipment at end of year	177,589	233,060	109,533	16,047

Bills payable for purchases of property and equipment at end of year	—	3,211	2,353	345

Issuance of Series B convertible preferred shares by exchange of shareholder borrowings (Note 13)	29,443	—	—	—

Accrued IPO costs	—	—	17,322	2,538

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data)

1	PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION

(a) Principal activities

7 Days Group Holdings Limited (the “Company”) was incorporated as a limited liability company in the Cayman Islands on October 25, 2004. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in the business of operating economy hotels in the People’s Republic of China (“PRC”) under the brand name “7 Days Inn”. The Group leases real estate properties on which it develops and operates hotels, and also licenses the “7 Days Inn” brand to hotel owners and manages these hotels. The former type of hotels is referred to as “leased-and-operated hotels” and the latter type of hotels is referred to as “managed hotels”. As of December 31, 2009, the Company has 337 operating hotels that are located in 54 cities in the PRC, 101 of which are managed hotels.

Leased-and-operated hotels

The Group leases properties from property owners, converts and renovates the properties into hotels, and then operates the hotels. The Group is responsible for repairs and maintenance and operating expenses of the properties over the term of the leases. The Group is also responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and staff required to operate the hotels.

Managed hotels

The Group licenses the 7 Days brand to the property owners, lessors or existing hotel operators under a hotel management agreement. The Group is responsible for managing these hotels, including decisions regarding hiring and appointing the hotel management personnel, training hotel managers and staff, and managing sales, financial and operating performance. Under the hotel management agreement, each owner of a managed hotel is required to (1) place a deposit with the Group which is refundable upon termination of the management agreement or pay an initial one-time upfront fee; and (2) pay on-going management and service fees over the term of the hotel management agreement which is usually based on a percentage of the revenues of the managed hotel. The owners of the managed hotels are responsible for the costs of hotel development and operations. The term of the hotel management agreement ranges from 3 to 15 years and is renewable upon mutual agreement between the Group and the managed hotel owner.

(b) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company’s subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the PRC. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with U.S. GAAP.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements, in accordance with U.S. GAAP, requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and salvage values of property and equipment, the recoverability of the carrying amount of property and equipment and investment in and advances to an affiliate, the determination of the fair values of share-based compensation, derivative and equity instruments, and the accrual of the membership reward program costs. These estimates are often based on judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions. The Group is also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as competition, litigation, legislation and regulations in the hotel industry.

(c) Foreign currency transactions and translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company is the U.S. dollar, whereas the functional currency of the Company’s subsidiaries is the RMB. Since the RMB is not a fully convertible currency, all foreign exchange transactions involving the RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at each balance sheet date. The resulting exchange differences are recorded in general and administrative expenses in the consolidated statements of operations.

Assets and liabilities of the Company are translated into RMB using the exchange rates at each balance sheet date. Revenues and expenses of the Company are translated at average rates prevailing during the reporting period. Gains and losses resulting from translation of the Company’s financial statements into the RMB are recorded as a separate component of accumulated other comprehensive income within equity (deficit).

For the convenience of the readers, the December 31, 2009 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.8259, being the noon buying rate for U.S. dollars in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2009 or at any other date.

(d) Cash and restricted cash

Cash consists of cash on hand and cash at banks. As of December 31, 2008 and 2009, RMB276,480 and RMB169,477 (US$24,829), respectively, in cash was held in major financial institutions located in the PRC. Management believes that these major financial institutions have high credit rating.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d) Cash and restricted cash - continued

Restricted cash of RMB 51,381 as of December 31, 2008 represented the remaining portion of cash proceeds received from the issuance of the senior notes that were held in an escrow account. Based on the terms of the senior notes indenture agreement, the amount can only be used for capital expenditures, payment of interest on senior notes, working capital and general corporate purposes after obtaining consent from the representative of the holders of the senior notes or for the payment of the senior notes’ interest. The restriction was released after the redemption of the senior notes in December 2009.

(e) Pledged bank deposits

Pledged bank deposits represent amounts held by financial institutions, which are not available for the Group’s use, as security for issuance of bills to the Group’s suppliers. Upon maturity of the bills, which generally occur within 3 to 6 months after the issuance of the bills, the deposits are released by the financial institutions and become available for use by the Group. Pledged bank deposits are reported within cash flows from operating activities in the consolidated statements of cash flows.

(f) Accounts receivable

Accounts receivable primarily represent amounts due from customers and amounts due from banks relating to payments settled by customers’ debit and credit cards. The Group reviews its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectibility of the balance. In evaluating the collectibility of an account receivable balance, the Group considers various factors, including the age of the balance, customer specific facts and economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. No allowance for doubtful accounts has been provided for any of the periods presented because management of the Group believes all accounts receivable are fully collectible. The Group does not have any off-balance-sheet credit exposure related to its customers.

(g) Short-term investment

Short-term investment as of December 31, 2009 consists of debt securities which are classified as available-for-sale securities. The Company classifies its debt securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those debt securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

(h) Long-lived assets

Property and equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated salvage value. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives. When items are retired or otherwise disposed of, income is charged or credited for the difference between the net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred. The estimated useful lives of the Group’s property and equipment are as follows:

Leasehold improvements	4-15 years
Hotel fixtures and equipment	5 years
Motor vehicles	5 years

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h) Long-lived assets (continued)

Property and equipment (continued)

Construction in progress represents leasehold improvements under construction or installation and is stated at cost. These costs include interior and exterior decorations, floor and wall coverings and an allocation of interest cost incurred. Construction in progress is transferred to leasehold improvements when the assets are ready for their intended use, at which time depreciation commences.

Impairment of long-lived assets

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent that the carrying amount of the asset exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no impairment charges on long-lived assets for any of the periods presented.

(i) Investment in an affiliate

Equity investments where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as equity in income (loss) of an affiliate in the consolidated statements of operations.

The Group recognizes an impairment loss when there is a decline in value below the carrying value of the equity investment that is considered to be other-than-temporary. The process of assessing and determining whether impairment on an investment is other-than-temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee. Based on management’s evaluation, there were no impairment charges on the equity investment for any of the periods presented.

(j) Derivative contract

The Group entered into an interest rate derivative contract with a financial institution in September 2007 to limit the maximum interest rate on its senior notes payable. The interest rate derivative contract was accounted for in accordance with FASB ASC Topic 815, Derivatives and Hedging, which requires entities to recognize all derivative instruments as assets or liabilities at their fair value and remeasure at each balance sheet date with changes in the fair value recognized in the consolidated statements of operations.

(k) Bills payable

Bills payable represent bills issued by financial institutions to the Group’s suppliers. The Group’s suppliers receive payments from the financial institutions directly upon maturity of the bills and the Group is obliged to repay the face value of the bills to the financial institutions.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carryforwards. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in the consolidated statements of operations in the period that the change in tax rates or tax laws is enacted.

The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

(m) Revenue recognition

Revenues of the Group primarily represent room accommodation charges and merchandise sales. Revenues generated from room accommodation charges are recognized as earned, which is the date the customer occupies a room and collectability is reasonably assured. Revenues from food and beverage sales and souvenir sales are recognized at the time of sale, which is the point in time when the customer pays for and accepts the item.

In April 2005, the Group established a life-time membership reward program. Membership is free of charge if registered through the internet. Prior to January 1, 2008 the Group charged a non-refundable one-time upfront membership fee from customers who purchased membership in the reward program at its hotels. The Group recognizes revenues from the membership fee over the expected term of the customer relationship of 10 years. Effective January 1, 2008, the Group discontinued charging customers an upfront membership fee for the membership reward program. For the years ended December 31, 2007, 2008 and 2009, the Group received membership fee of RMB5,453, nil and nil and recognized revenue of RMB376, RMB686 and RMB686 (US$100), respectively.

Revenues from managed hotels are derived from the hotel management agreements where the hotel owners are required to pay (i) an initial one-time upfront fee and (ii) on-going management and service fees. The initial one-time upfront fee is recognized when the managed hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the owner of the managed hotels in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. No one-time upfront fee was recognized for the years ended December 31, 2007, 2008 and 2009 as the Group began charging one-time upfront fee near the end of 2009, and the relevant hotels had not yet opened for business as of December 31, 2009. On-going management and service fees are recognized when the underlying service revenue is recognized by the managed hotels.

Revenues are recorded net of business tax and surcharges of RMB15,106, RMB43,584 and RMB68,756 (US$10,073) for the years ended December 31, 2007, 2008 and 2009, respectively.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n) Pre-operating expenses and advertising costs

Costs incurred prior to the commencement of operations of the Group’s hotels are expensed as incurred. Pre-operating expenses, which are included in hotel operating costs and general and administrative expenses in the consolidated statements of operations, amounted to RMB75,857, RMB108,736 and RMB17,649 (US$2,586) for the years ended December 31, 2007, 2008 and 2009, respectively, of which RMB70,608, RMB98,681 and RMB17,589 (US$2,577) were included in hotel operating costs, and RMB5,249, RMB10,055 and RMB60 (US$9) were included in general and administrative expenses, respectively.

Advertising costs, which amounted to RMB3,462, RMB7,768 and RMB4,390 (US$643) for the years ended December 31, 2007, 2008 and 2009, respectively, are expensed as incurred.

(o) Operating leases

The Group leases properties for hotels and corporate office space under non-cancellable operating leases. Minimum lease payments are expensed on a straight-line basis over the term of the lease, including any periods of free rent. For lease agreements that contain free rent or escalating payment terms, the Group recognizes accrued lease payments for the difference between the amount of expense recognized on a straight-line basis and the amount of minimum lease payments made. Under the terms of the lease agreements, the Group has no legal or contractual asset retirement obligations at the end of the leases.

(p) Accrued membership reward program costs

Under the Group’s membership reward program, members enjoy discounts on room rates, receive priority in hotel reservations, and accumulate membership credit points for their paid stays. When the credit points reach a specified level, members are eligible to redeem credit points earned for upgrades, free room nights or other gifts. The membership credit points expire after two years from the respective dates they are earned.

The estimated incremental costs to provide membership upgrades, free room nights and gifts for the credit points earned by members are recorded as accrued membership reward program costs with a corresponding charge to hotel operating costs in the consolidated statements of operations. The estimated incremental costs are recognized based on historical redemption rates. The liability for membership reward program is reduced upon the redemption or expiration of the credit points.

(q) Retirement and other postretirement benefits

Pursuant to relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions to various defined contribution plans organized by the PRC government. The contributions are made for each qualifying PRC employee at 12% on a standard salary base as determined by the PRC governmental authority. For the years ended December 31, 2007, 2008 and 2009, contributions to the defined contribution plans were RMB5,607, RMB13,228 and RMB11,990 (US$1,757), respectively.

The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r) Share-based payments

The Group accounts for share-based payments under the provisions of FASB ASC Topic 718, Compensation-Stock Compensation, or ASC Topic 718. Under ASC Topic 718, the Group measures the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award (as measured based on the grant-date fair value of the equity instrument) is expensed on the grant date.

(s) Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to 7 Days Group Holdings Limited shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income attributable to 7 Days Group Holdings Limited shareholders is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. The Company’s Series A convertible preferred shares, Series B convertible preferred shares and Series C convertible preferred shares are participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders.

Diluted earnings (loss) per ordinary share is calculated by dividing net income (loss) attributable to 7 Days Group Holdings Limited shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the exercise of the ordinary share purchase warrants and the outstanding share options (using the treasury stock method), and upon the conversion of the Group’s Series A convertible preferred shares, Series B convertible preferred shares and Series C convertible preferred shares (using if-converted method). Potential dilutive securities are not included in the calculation of diluted earnings (loss) per share if the impact is anti-dilutive.

(t) Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, fire prevention, environmental, public safety, health and sanitary requirements and tax matters. In accordance with FASB ASC Topic 450, Contingencies, an accrual for a loss contingency is recognized when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Statutory reserves

Under the PRC rules and regulations, the Company’s subsidiaries incorporated in the PRC are required to transfer 10% of the net profit, as determined in accordance with the relevant PRC laws and regulations, to a statutory surplus reserve annually until the reserve balance reaches 50% of the corresponding subsidiaries’ registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders can be made. The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance of the statutory surplus reserve after such issue is not less than 25% of the registered capital.

As of December 31, 2008 and 2009, the statutory surplus reserve recorded by the Company’s subsidiaries incorporated in the PRC amounted to RMB158 and RMB5,001 (US$733), respectively.

(v) Segment reporting

The Group’s chief operating decision maker has been identified as its Chief Executive Officer. The Group has one operating segment, namely hotel operation. All of the Group’s operations and customers are located in the PRC; consequently, no geographic information is presented.

(w) Recently issued accounting standards

On January 1, 2009, the Company adopted the presentation and disclosure requirements for noncontrolling interests in consolidated financial statements as codified in FASB ASC Subtopic 810-10, Consolidations – Overall, or ASC Subtopic 810-10. ASC Subtopic 810-10 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC Subtopic 810-10 defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. ASC Subtopic 810-10 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The presentation and disclosure requirements of ASC Subtopic 810-10 are applied retrospectively. Other than the change in presentation of noncontrolling interests, the adoption of ASC Subtopic 810-10 had no impact on the Company’s financial condition, results of operations or cash flows.

In May 2009, the FASB updated its guidance in FASB Statement No. 165, Subsequent Events, which was primarily codified into FASB ASC Topic 855, Subsequent Events, establishing principles and requirements for subsequent events. In particular, ASC Topic 855 sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This updated guidance is effective for interim periods ended after June 15, 2009. The adoption of ASC Topic 855 did not have a significant impact on the Company’s financial condition, results of operations or cash flows.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w) Recently issued accounting standards - continued

In June 2009, the FASB issued FASB ASC Topic 105, Generally Accepted Accounting Principles, or ASC Topic 105, and established the FASB ASC, as the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related accounting literature. The FASB ASC is updated through the FASB’s issuance of Accounting Standards Updates, or ASUs. ASC Topic 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Its adoption did not have any impact on the Company’s consolidated financial statements.

3	OTHER PREPAID EXPENSES AND CURRENT ASSETS

Other prepaid expenses and current assets consist of the following:

	December 31,
	2008	2009	2009
	RMB	RMB	US$

Hotel supplies	25,394	23,776	3,483
Advances to employees	2,813	5,483	803
Prepaid advertising	4,687	4,324	634
Prepaid utilities and network expenses	2,201	4,152	608
Utility and other deposits	4,658	1,372	226
Other	7,119	9,285	1,335

Total other prepaid expenses and current assets	46,872	48,392	7,089

4	SHORT-TERM INVESTMENT

In December 2009, the Group acquired RMB293,613 (US$43,000) Principal Protected People’s Republic of China Credit Linked Unsecured Notes (the “Notes”) from Citigroup Funding Inc. The Notes bear interest at a floating rate of three-month U.S. Dollar London Inter Bank Offered Rate (“LIBOR”) plus 0.6% per annum and mature on December 11, 2010. The short-term investment was classified as available-for-sale debt securities and recorded at fair value, which approximated its cost as at December 31, 2009. In January 2010, the Company redeemed the Notes prior to maturity and received the principal amount plus interest from Citigroup Funding Inc.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

5	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2008	2009	2009
	RMB	RMB	US$

Leasehold improvements	898,992	1,089,170	159,564
Hotel fixtures and equipment	141,270	171,400	25,110
Motor vehicles	540	542	80
Construction in progress	45,674	16,831	2,465

Total property and equipment	1,086,476	1,277,943	187,219
Less: Accumulated depreciation and Amortization	(123,500)	(264,443)	(38,741)

Total property and equipment, net	962,976	1,013,500	148,478

Depreciation and amortization expense of property and equipment is allocated to the following expense items:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Hotel operating costs	26,808	88,939	144,417	21,157
Sales and marketing expenses	22	57	33	5
General and administrative expenses	265	1,200	1,723	252

Total depreciation and amortization Expense	27,095	90,196	146,173	21,414

For the years ended December 31, 2007, 2008 and 2009, interest cost capitalized amounted to RMB3,795, RMB5,284 and RMB1,077 (US$158), respectively.

During the year ended December 31, 2009, the Group received RMB8,500 cash settlement from a landlord of one of the Group’s leased-and-operated hotels in exchange for the Group agreeing to early terminate an operating lease. The Group recorded a net gain on early termination of the lease in the amount of RMB 5,721, which represented the amount of cash settlement received net of the write-off of unamortized leasehold improvements of RMB 2,879, direct costs of RMB 656, and reversal of accrued lease payments of RMB 756. The net gain has been included as a component of general and administrative expenses in the consolidated statements of operations.

6	INVESTMENT IN AND ADVANCES TO AN AFFILIATE

The Group acquired a 30% equity interest in Wuxi Shenglong Hotel Management Limited (“Wuxi Shenglong”) in March 2006. Wuxi Shenglong is engaged in the business of operating an economy hotel in Jiangsu, the PRC. The Group and other shareholders of Wuxi Shenglong make advances to Wuxi Shenglong in proportion to their respective percentage of equity interests in Wuxi Shenglong. Since the Group owns 30% of the equity interests in Wuxi Shenglong and contributed only its proportionate share of the advances to Wuxi Shenglong, the Group does not consolidate Wuxi Shenglong in its consolidated financial statements. As of December 31, 2008 and 2009, the advances, net of repayments, made by the Group to Wuxi Shenglong to fund its operations amounted to RMB1,122 and RMB1,100 (US$161), respectively.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

7	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2008	2009	2009
	RMB	RMB	US$

Accrued payroll and employee benefits	53,542	71,082	10,414
Advance payments received from customers	5,469	20,085	2,943
Accrued IPO costs	—	17,322	2,538
Advance payments received from managed hotels for material purchases	1,658	16,704	2,447
Accrued rent	6,816	9,169	1,343
Accrued business and surcharges taxes	8,384	8,485	1,243
Accrued membership reward program costs	8,469	7,360	1,078
Accrued interest expense	14,822	241	35
Other	8,914	11,716	1,716

Total accrued expenses and other payables	108,074	162,164	23,757

8	INCOME TAXES

The Company’s Hong Kong and PRC subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.

Hong Kong

7 Days Inn Group (HK) Limited was incorporated in Hong Kong on November 29, 2007 and was subject to Hong Kong Profits Tax at the rate 16.5% for the years ended December 31, 2008 and 2009. As 7 Days Inn Group (HK) Limited did not have any income subject to Hong Kong Profits Tax, no provision for Hong Kong Profits Tax was made for the years ended December 31, 2008 and 2009. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

PRC

Prior to January 1, 2008, the PRC’s statutory income tax rate was 33%. Two of the Company’s PRC subsidiaries, 7 Days Inn (Shenzhen) Co., Ltd. (“7 Days Shenzhen”) and Shenzhen 7 Days Baoda Hotel Management Co., Ltd. (“Shenzhen 7 Days Baoda”), which are located and operating within the Shenzhen Special Economic Zone in the PRC, were subject to a preferential tax rate of 15%. In addition, as a foreign invested enterprise engaging in the service industry in Shenzhen Special Economic Zone, 7 Days Shenzhen was further entitled to a 1-year full exemption followed by a 2-year 50% exemption tax holiday, which commenced from its first profit-making year after offsetting its accumulated tax losses.

On March 16, 2007, the PRC government enacted the new Enterprise Income Tax law (“new EIT law”), which unified the income tax rate to 25% for all enterprises. The new EIT law was effective as of January 1, 2008. The new EIT law and its relevant regulations provide a 5-year transition period from January 1, 2008 for those companies which were established before March 16, 2007 and which were entitled to preferential lower tax rates under the then effective tax laws and regulations, as well as grandfathering certain tax holidays. 7 Days Shenzhen is entitled to both the transitional tax rates of 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively and continuance of the tax holiday until expiry.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

8	INCOME TAXES - continued

Based on the above, the Company’s PRC subsidiaries are subject to income tax at 33% and 25% before and effective from January 1, 2008, respectively except for the following:

(i)	7 Days Shenzhen commenced its tax holiday in 2007 and thus was exempt from income tax in 2007. Its branch hotels located in Shenzhen Special Economic Zone are subject to income taxes at 9%, 10%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively; while its branch hotels located outside Shenzhen Special Economic Zone are subject to income tax rate at 12.5%, 12.5% and 25% for 2008, 2009 and 2010 onwards, respectively.

(ii)	Shenzhen 7 Days Baoda, which was incorporated on March 20, 2007, is subject to income tax at 15% and 25% for 2007 and 2008 onwards, respectively.

The new EIT law and its relevant regulations also impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, for dividends distributed by a PRC-resident enterprise to a non-PRC-resident corporate investor for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from any withholding income tax. The Group did not record any deferred tax liabilities because 7 Days Shenzhen did not have any undistributed earnings as of December 31, 2009.

The Group’s loss before income taxes consists of the following jurisdictions:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Cayman Islands	(53,139)	(105,704)	(193,847)	(28,399)
PRC, excluding Hong Kong	(67,264)	(104,997)	86,727	12,706
Hong Kong	—	(2)	(41)	(6)

Total loss before income taxes	(120,403)	(210,703)	(107,161)	(15,699)

The Group’s income tax benefit (expense) in the consolidated statements of operations consists of the following:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

PRC
Current expense	(3,038)	(3,057)	(14,381)	(2,106)
Deferred benefit (expense)	(224)	3,838	19,333	2,832

Total income tax benefit (expense)	(3,262)	781	4,952	726

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

8	INCOME TAXES - continued

The reconciliation between the actual income tax benefit (expense) reported in the consolidated statements of operations and the amounts computed by applying the PRC statutory tax rate of 33% for the year ended December 31, 2007, and 25% for the years ended December 31, 2008 and 2009, (the PRC statutory tax rate was used because substantially all of the Group’s operations are in the PRC) to loss before income taxes is as follows:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Computed expected income tax benefit	39,733	52,676	26,790	3,925
Non-PRC entities not subject to income tax	(17,536)	(26,427)	(48,472)	(7,101)
Preferential income tax rate	(1,500)	(1,616)	2,645	387
Tax holiday (Note i)	4,175	—	5,289	775
Non-deductible expenses
- Salaries and staff costs exceeding allowable limit	(1,113)	(5,018)	(4,299)	(630)
- Entertainment expense exceeding allowable limit	(291)	(845)	(590)	(86)
- Interest expense exceeding allowable limit	—	(634)	(280)	(41)
- Other	(383)	(781)	(852)	(125)
Change in valuation allowance	(25,113)	(16,574)	24,721	3,622
Effect of change in enacted tax rate	(1,234)	—	—	—

Actual income tax benefit (expense)	(3,262)	781	4,952	726

Note:

(i)	The effect of 7 Days Shenzhen’s tax holiday for the years ended December 31, 2007, 2008 and 2009 reduced basic and diluted net loss per ordinary share by RMB0.07, nil and RMB0.08, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2008 and 2009 are presented below:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Deferred tax assets:
- Accrued lease payments	11,594	13,102	1,919
- Pre-operating expenses	2,534	2,254	330
- Tax loss carryforwards	31,932	25,975	3,805
- Deferred revenue	1,340	1,254	184
- Accrued membership reward program costs	2,117	1,840	270
- Accrued expenses	2,103	1,857	272

Total gross deferred tax assets	51,620	46,282	6,780

Less: valuation allowance	(45,502)	(20,781)	(3,044)

Net deferred tax assets	6,118	25,501	3,736

Deferred tax liabilities:
- Property and equipment	(2,033)	(2,083)	(305)

Total deferred tax liabilities	(2,033)	(2,083)	(305)

Net deferred tax assets	4,085	23,418	3,431

Classification on consolidated balance sheets:

Deferred tax assets
- Current	1,864	7,551	1,106
- Non-current	2,221	15,867	2,325

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

8	INCOME TAXES - continued

The realization of future tax benefits of deferred tax assets is dependent on future taxable income against which such tax benefits can be applied or utilized, the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence is considered in the determination of whether sufficient future taxable income will exist since the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilized. Such evidence includes, but is not limited to, the financial performance of the subsidiaries, the market environment in which these subsidiaries operate and the length of tax loss carryforward periods. Sufficient negative evidence, such as a history of operating loss, losses expected in early future years and cumulative net losses in recent years, may require that a valuation allowance be established with respect to deferred tax assets. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of the deferred tax assets, net of the valuation allowances as of December 31, 2008 and 2009. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Group recognized a deferred tax benefit of RMB19,333 (US$2,832) for the year ended December 31, 2009. The income tax benefit recorded in the year ended December 31, 2009 was primarily due to the reduction of valuation allowance for certain subsidiaries in the PRC. In 2008, certain significant subsidiaries in the PRC did not record any net income tax benefit for their deferred tax assets as it was considered more likely than not that these subsidiaries would not realize such tax benefits. During the year ended December 31, 2009, management reassessed the financial performance of these PRC subsidiaries since they have begun to generate pretax income, eliminating the past significant negative evidence of cumulative losses. Based on current business plans, management believes it is more likely than not that these subsidiaries will continue to generate profits in the future, and thus, the Group recorded a tax benefit in the amount of RMB24,721 (US$3,622) related to the reduction of valuation allowance during the year ended December 31, 2009.

As of December 31, 2009, tax loss carryforwards of the loss-making subsidiaries amounted to RMB103,902 (US$15,222), of which RMB1,794, RMB73,113 and RMB28,995 will expire if unused by the years ending December 31, 2012, 2013 and 2014, respectively.

As of January 1, 2007 and for the years ended December 31, 2007, 2008 and 2009, the Company and its subsidiaries did not have any unrecognized tax benefits, and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company’s subsidiaries file income tax returns in the PRC and Hong Kong. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC income tax returns for the Company’s PRC subsidiaries for the years beginning in 2005 are open to examination by the PRC state and local tax authorities. According to Hong Kong Inland Revenue Ordinance, the statute of limitations is six years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations is ten years if the underpayment is due to fraud or willful evasion. The Hong Kong Profits Tax return for 7 Days Inn Group (HK) Limited for the years beginning in 2007 is open to examination by the Hong Kong tax authority.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

9	LONG-TERM BANK BORROWINGS

In September 2009, the Group entered into a credit facility agreement with a PRC commercial bank under which the Group could borrow through 2012 up to RMB200.0 million (US$29.3 million). The credit facility is subject to the fulfillment of certain covenants including keeping bank accounts in that financial institution with average daily balance above RMB2 million and month-end balance above RMB4 million and maintaining the occupancy rate of the Group’s hotels not lower than the industrial average of economy hotels in mainland China. If the covenants are breached, the outstanding balance under this facility would become payable on demand. The Group borrowed RMB110,000 (US$16,115) under this facility for general working capital purposes, which bears a floating interest rate (5.670% as of December 31, 2009), calculated as 105% of a benchmark rate published by the People’s Bank of China. The interest of the long-term bank borrowings is payable quarterly and the principal amount matures in 2012. As of December 31, 2009, the Group was in compliance with the covenants and had RMB90,000 available under this facility.

10	SENIOR NOTES PAYABLE

On September 10, 2007, the Company issued senior notes and 800 warrants to purchase ordinary shares for a total consideration of US$80,000 (RMB600,864). Because each of the senior notes and warrants is transferable separately and there are no terms requiring the surrender of senior notes when the warrants are exercised, and the Company may be required to redeem the warrants for cash under the “put option” or “alternative put option” requirements, as described in Note 11, these warrants are classified as liabilities and considered to be detachable from the senior notes.

The senior notes have a principal amount of US$80,000 and bear interest at a floating rate of LIBOR plus 5.5% per annum (8.6225% as of December 31, 2008) payable on a semi-annual basis and are due on September 10, 2010. In connection with the issuance of the Company’s Series C convertible preferred shares in October 2008, the Company was required under the senior notes indenture agreement to obtain consent from the senior note holders. Concurrent with obtaining the consent from the senior note holders, the Company entered into a supplemental agreement with the senior note holders to increase the interest rate for the senior notes to LIBOR plus 8% per annum, beginning from July 1, 2009.

Pursuant to the senior notes indenture agreement, all the Company’s equity interests in 7 Days Shenzhen, the wholly owned-subsidiary of the Company which holds the equity interests of the Company’s other subsidiaries in the PRC, were pledged to secure the senior notes. While the senior notes remain outstanding, the Company is not permitted to pay dividends to shareholders without the consent of the holders of senior notes. The Company and its subsidiaries are not permitted to redeem their ordinary shares or any securities exchangeable for or convertible into ordinary shares. Further, the Company is subject to certain restrictions on its major corporate actions, including incurrence of additional debts and liens, sales of the assets, transactions with the affiliates, and issuance or sale of shares in the subsidiaries. The Company is also subject to certain covenants, which require the Company and its subsidiaries to comply with certain financial ratios and open a minimum number of hotels in each of the years from 2007 to 2010.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

10	SENIOR NOTES PAYABLE - continued

The estimated fair value of the warrants at the commitment date was estimated using weighted probability method under the Black-Scholes model with the following assumptions: expected dividend yield of 0%, expected volatility rates of 31.21% to 35.08%, risk-free interest rates of 3.78% to 3.84%, and an expected contractual term of 4 years. Because the Company’s ordinary shares did not have a trading history at the time the senior notes and ordinary share purchase warrants were issued, the expected volatility of the ordinary share underlying the purchase warrants was based on the historical volatilities of comparable publicly traded shares of companies engaged in a similar industry. Different expected volatility rates and risk-free interest rates were adopted under different scenarios for the possible exercise of ordinary share purchase warrants or the possible redemption of ordinary share purchase warrants under the put options. The resulting amount under each scenario was then multiplied by management’s estimation of its percentage of probability of the warrants being exercised or being redeemed under the put option to compute the weighted average fair value of the warrants as of the commitment date. The estimated fair value of the underlying ordinary shares at the commitment date was determined by management based on a retrospective valuation performed by an independent valuation firm, supported by the forecasted operating results and cash flows of the Group’s business.

In the event of the consummation of an IPO of the Company’s shares on a recognized stock exchange, the senior notes and the unpaid interest will become due and payable 60 days after the completion of such an IPO. Prior to the occurrence of an IPO or the maturity date of the senior notes, the Company may choose to redeem part or all of the senior notes at 109% of the principal amount plus any accrued and unpaid interest determined as if accrued through March 11, 2009. On December 8, 2009, the Company repaid the entire principal amount and unpaid interest on the senior notes.

Debt issuance costs of senior notes, which were included in other assets in the accompany balance sheet, amounted to US$3,890 (RMB29,216) and were amortized over the term of senior notes using the effective interest method. The amortization of debt issuance costs of RMB2,337, RMB8,031 and RMB9,185 (US$1,346) for the period from the issuance date to December 31, 2007 and for the years ended December 31, 2008 and 2009, respectively, was recorded as interest expense in the consolidated statements of operations.

The Company recognized a discount on senior notes based on the estimated fair value of the related warrants at the issuance date of US$10,027 (RMB75,453), which was recorded as a reduction of the carrying value of the senior notes payable and was amortized over the term of the senior notes using the effective interest method. The amortization of discount on senior notes of RMB6,024, RMB20,702 and RMB23,675 (US$3,468) for the period from the issuance date to December 31, 2007 and for the years ended December 31, 2008 and 2009, respectively, was recorded as interest expense in the consolidated statements of operations.

Upon the repayment of senior notes on December 8, 2009, the unamortized debt issuance costs and discount of US$3,847 (RMB26,272) plus the related legal fee of RMB205 were recognized as a loss on debt extinguishment in the consolidated statements of operations.

On September 25, 2007, the Company entered into an interest rate derivative contract with a financial institution to limit the maximum interest rate exposure of the LIBOR portion of the senior notes to 6.0% per annum. The initial cost of the interest rate derivative contract was US$184 (RMB1,409). The estimated fair value of the interest rate derivative contract on the balance sheet date was determined by management based on a quotation obtained from a commercial bank, which is the quoted price for a similar derivative contract in an active market with the same remaining unexpired period, and was included in other assets in the accompanying consolidated balance sheets. The change in the fair value of RMB802, RMB523 and RMB6 (US$1) for the period from the contract commencement date to December 31, 2007 and for the years ended December 31, 2008 and 2009, respectively, was recognized in interest expense in the consolidated statements of operations. The derivative contract was early terminated without any penalty in December 2009 upon the early redemption of the senior notes.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

11	ORDINARY SHARE PURCHASE WARRANTS

On September 10, 2007, in conjunction with the issuance of senior notes, the Company issued 800 warrants to purchase ordinary shares. The warrants have a four year term and are exercisable upon the occurrence of an IPO, or a Block Trade which is defined as either (i) the sale, transfer, or other disposition of substantially all of the Company’s assets; or (ii) any transaction by any sponsor or its affiliates pursuant to which 25% or more of the ordinary shares of the Company then held by such sponsor or its affiliates is sold or transferred to any person that is not an affiliate or sponsor of the Company. “Sponsor” is defined as either Mr. He Boquan, who is a director and major shareholder of the Company, Mr. Zheng Nanyan, who is Chief Executive Officer and director of the Company, or WP RE (Cayman) International Ltd., the holder of Series A convertible preferred shares (see Note 12), and any of their respective affiliates. The exercise price of the warrants is calculated using a predetermined formula based on the date of exercise and price per ordinary share of the IPO or Block Trade, and ranges from 20% to 50% of the IPO or Block Trade price. Payment of the warrant exercise price may be made by delivery of cash, by tendering warrants (with the value of such warrants based on the public offering price), by tendering outstanding senior notes or by a combination thereof.

The total number of ordinary shares issuable upon the exercise of the 800 warrants is calculated as:

(i) in the event of a Block Trade prior to an IPO, the number of ordinary shares issuable is the lower of (1) 7.5% of the Ordinary Share Equivalents (as defined below) and (2) Dilution Factor (as defined below) multiplied by the Ordinary Share Equivalents;

(ii) in the event of an IPO, the number of ordinary shares issuable is the higher of (1) 2.5% of the Ordinary Share Equivalents and (2) Dilution Factor multiplied by the Ordinary Share Equivalents; and

(iii) in no event the number of ordinary shares issuable should exceed 7.5% of the Ordinary Share Equivalents.

Ordinary Share Equivalents is defined as the then-outstanding number of ordinary shares plus all ordinary shares issuable upon the exercise of the Company’s warrants and other securities. Dilution Factor is defined as the quotient obtained by dividing US$26,667 by the Company’s market capitalization upon the occurrence of an IPO or fair market value upon the occurrence of a Block Trade.

Put Option

In the event a Qualifying IPO (defined as an IPO on a recognized stock exchange with minimum gross proceeds of US$80,000 and at least 20% of the Company’s issued and outstanding share capital is held by the public) is not completed by September 10, 2010, each holder of warrants may require the Company to repurchase the warrants at a price of US$9 per warrant.

Alternative Put Option

Upon the occurrence of a Block Trade prior to any IPO, in lieu of exercising the right to purchase the ordinary shares, each holder of the senior notes and warrants may require the Company to repurchase any of the then-outstanding senior notes and warrants at an aggregate repurchase price equal to 115% of the principal amount of the senior notes, plus any accrued and unpaid interest on the senior notes as of the date of redemption.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

11	ORDINARY SHARE PURCHASE WARRANTS - continued

Measurement

As the Company may be required to redeem the warrants under the “put option” or “alternative put option” requirements, the warrants were initially recorded as a liability on the date of issuance at a fair value of US$10,027 (RMB75,453). The increase and decrease in the fair value of the warrants of US$301 (RMB2,241) and US$1,536 (RMB10,484) was charged to and credited to the consolidated statements of operations for the years ended December 31, 2007 and 2008, respectively.

Upon completion of the Company’s IPO in November 2009, the total number of shares issuable was 7,272,727 ordinary shares at an exercise price of US$0.92 per share, representing 25% of the public offering price of US$3.67 per ordinary share. The fair value of ordinary share purchase warrants immediately prior to the completion of the Company’s IPO was determined to be US$20,000 and the increase in the fair value of the warrants of US$11,181 (RMB76,376) was charged to the consolidated statements of operations. Because the ordinary share purchase warrant holders elected to exercise the warrants by tendering warrants as payment of the exercise price, the number of ordinary shares issued to warrant holders was reduced by 1,818,182 ordinary shares to 5,454,545 ordinary shares.

12	SERIES A AND SERIES C CONVERTIBLE PREFERRED SHARES

Pursuant to the Series A Preferred Share Subscription Agreement dated November 7, 2006, the Company issued 15,724,432 Series A convertible preferred shares (“Series A Preferred Shares”) to WP RE (Cayman) International Ltd. for US$10,000 (RMB78,697) in aggregate or US$0.64 (RMB5.00) per share (“the Series A issue price”), exclusive of issuance costs of RMB403.

The Series A Preferred Shares are not redeemable at the option of their holders or the Company. The Company has determined that there was no embedded beneficial conversion feature attributable to the Series A Preferred Shares at the issuance date since the initial conversion price of the Series A Preferred Shares of US$0.64 (RMB5.00) per share was greater than the estimated fair value of the Company’s ordinary shares of US$0.38 (RMB3.02) per share as of November 7, 2006. The estimated fair value of the underlying ordinary shares on November 7, 2006 was determined by management based on a retrospective valuation performed by an independent valuation firm, using income approach, which requires the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

Pursuant to the Series C Preferred Share Subscription Agreement dated October 1, 2008, the Company issued 16,564,144 Series C convertible preferred shares (“Series C Preferred Shares”) to Happy Travel Limited, a third party investor on October 10, 2008, and 4,969,243 Series C Preferred Shares to WP RE (Cayman) International Ltd. at a price of US$3.02 (RMB20.62) per share (“the Series C issue price”) for a total consideration of US$65,000 (RMB443,768), exclusive of issuance costs of RMB7,340.

The Series C Preferred Shares are not redeemable at the option of their holders or the Company. The Company has determined that there was no embedded beneficial conversion feature attributable to the Series C Preferred Shares at the issuance date since the initial conversion price of the Series C Preferred Shares of US$3.02 (RMB20.62) per share was greater than the estimated fair value of the Company’s ordinary shares of US$1.88 (RMB12.86) per share as of October 10, 2008. The estimated fair value of the underlying ordinary shares on October 10, 2008 was determined by management based on a retrospective valuation conducted by an independent valuation firm, using income approach, which requires the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

12	SERIES A AND SERIES C CONVERTIBLE PREFERRED SHARES - continued

The significant terms of the Series A and Series C Preferred Shares are as follows:

Conversion

Holders of the Series A and Series C Preferred Shares have the right to convert all or any portion of the Series A and Series C Preferred Shares to ordinary shares on a one-for-one basis (conversion ratio) at any time, subject to a contingent conversion price adjustment if there are additional ordinary shares issued or deemed to be issued at a price lower than the Series A or Series C issue price. The contingent conversion price adjustment, if any, is determined with reference to the difference between the Series A and Series C issue price and the issue price of the additional ordinary shares issued or deemed to be issued. The contingent conversion price adjustment may provide the holders of the Series A and Series C Preferred Shares with a beneficial conversion feature; however, any such beneficial conversion feature relating to the conversion price adjustment, if any, will only be recognized when the contingency is resolved. There was no additional ordinary shares issued or deemed to be issued at a price lower than the Series A or Series C issue price, which triggered the contingent conversion price adjustment. Upon the completion of the Company’s IPO in November 2009, all outstanding Series A and Series C Preferred Shares were converted into ordinary shares on a one-for-one basis.

Voting rights

Each Series A and Series C Preferred Share has voting rights equivalent to the number of ordinary shares into which each Series A and Series C Preferred Share is convertible.

Dividends

No dividends or other distributions shall be paid or declared on any other shares of the Company unless a dividend in like amount (calculated on an if-converted basis) is first paid in full on each of the Series A and Series C Preferred Shares.

Drag-along rights

Pursuant to the Memorandum and Articles of Association of the Company amended on November 7, 2006, after the issuance of Series A Preferred Shares, holders of a majority of the Series A Preferred Shares have a drag-along right whereby they can require all other equity holders to approve a third-party offer to directly or indirectly purchase all, or substantially all, of the equity interests or assets of the Company, provided that the transaction proceeds are at least US$300,000 (if the sale is completed prior to November 7, 2008), US$400,000 (if the sale is completed on or after November 7, 2008 and before November 7, 2009) or US$500,000 (if the sale is completed on or after November 7, 2009), adjusted under certain circumstances. The founders of the Company holding 20% of the outstanding ordinary shares have a similar right. Triggering of this drag-along right results in a deemed liquidation of the Company with a required distribution of the transaction proceeds in accordance with the Company’s Memorandum of Association.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

12	SERIES A AND SERIES C CONVERTIBLE PREFERRED SHARES - continued

Subject to the right of first refusal for the benefit of holders of the Company’s ordinary shares (described below), holders of a majority of the Series A Preferred Shares have a drag-along right beginning on November 8, 2008 whereby they can require all other equity holders to approve a third-party offer to directly or indirectly purchase all, or substantially all, of the equity interests or assets of the Company, provided that holders of at least 75% of the Company’s voting securities consent to the transaction and the transaction consideration is at least 5.5 times the Company’s EBITDA (which is defined to mean, for any period, net income for such period plus, to the extent deducted in calculating such net income, (i) interest expense, (ii) income taxes, (iii) depreciation expense, (iv) amortization expense and (v) any other non-cash items reducing net income (other than non-cash items in a period which reflects cash expenses paid or to be paid in another period), less all non-cash items increasing net income, all as determined in conformity with International Financial Reporting Standards) for the 24 months immediately preceding the completion of such sale. In addition, at any time beginning on November 8, 2011, any holder of Series A Preferred Shares may exercise the drag-along right without either the 75% shareholder approval requirement or EBITDA threshold being applicable, provided that such holder of Series A Preferred Shares delivered written notice of its intention to exercise the drag-along right at least six months before November 8, 2011. Triggering of this drag-along right results in a deemed liquidation of the Company with transaction proceeds distributed first to holders of the Series A Preferred Shares in an amount equal to US$10,000 plus an internal rate of return of 15% capped at US$20,000 (the “Preference Distribution Amount”); then to holders of ordinary shares equal to a specified percentage of the Preference Distribution Amount (such percentage generally equal to a fraction, the numerator of which is the number of ordinary shares then outstanding and the denominator of which is the number of ordinary shares into which all outstanding Series A Preferred Shares may be converted); and then pro rata to the Series A Preferred and ordinary shareholders on an as-converted basis. If any Series A Preferred Shareholder triggers this drag-along right, holders of the Company’s ordinary shares have a right of first refusal to acquire all (but not less than all) of the Series A Preferred Shares held by the triggering holder at the same price agreed to be paid by the third-party in the proposed transaction.

Pursuant to the Memorandum and Articles of Association of the Company amended on October 10, 2008 after the issuance of Series C Preferred Shares, holders of a majority of the Series A Preferred Shares or holders of a majority of the Series C Preferred Shares have drag-along rights whereby they can require all other equity holders to approve a third-party offer to directly or indirectly purchase all, or substantially all, of the equity interests or assets of the Company, provided that the transaction proceeds are at least US$530,000 (if the sale is completed on or before October 10, 2010), or US$680,000 (if the sale is completed after October 10, 2010), adjusted under certain circumstances. The founders of the Company holding more than 20% of the voting securities have a similar right. To complete the proposed sale transaction triggered by such drag-along rights, such holders of Series A Preferred Shares, holders of Series C Preferred Shares or founders of the Company holding more than 20% of the voting securities need to deliver written notice of its intention to exercise the drag-along right at least 30 business days before the completion date of the proposed transaction. Triggering of the drag-along rights result in a deemed liquidation of the Company with a required distribution of the transaction proceeds in accordance with the Company’s Memorandum and Articles of Association.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

12	SERIES A AND SERIES C CONVERTIBLE PREFERRED SHARES - continued

In the event a Qualified IPO (A Qualified IPO is defined as an IPO of the Company’s shares on a recognized stock exchange with minimum market capitalization as stated in the related Preferred Share Subscription Agreements) is not completed by October 10, 2013, holders of a majority of the Series A Preferred Shares or holders of a majority of the Series C Preferred Shares have a drag-along right whereby they can require all other equity holders to approve a third-party offer to directly or indirectly purchase all, or substantially all, of the equity interests or assets of the Company, provided that such holders of Series A Preferred Shares or such holders of Series C Preferred Shares delivered written notice of its intention to exercise the drag-along rights at least 60 calendar days before the completion date of the proposed transaction. Triggering of the drag-along rights result in a deemed liquidation of the Company with a required distribution of the transaction proceeds in accordance with the Company’s Memorandum and Articles of Association.

If any holders of Series A Preferred Shares, holders of Series C Preferred Shareholder or founders of the Company holding 20% of the voting securities trigger the above-mentioned drag-along rights, all other holders of ordinary shares or preferred shares of the Company have a right of first refusal to acquire all (but not less than all) of the preferred shares and/or ordinary shares held by the triggering holders at the same price agreed to be paid by the third-party in the proposed transaction.

All of the foregoing drag-along rights terminate upon the closing of a Qualified IPO.

Because the Company’s IPO completed in November 2009 was not a Qualified IPO, the Company’s five ordinary shareholders and holders of Series B Preferred Shares transferred a total of 234,779 ordinary shares and 922,758 Series B Preferred Shares to the holders of Series C Preferred Shares for nominal consideration.

The share transfer was accounted for as an inducement to the conversion of the Series C Preferred Shares. The excess of the fair value of the shares being transferred over the nominal consideration paid by the holders of Series C Preferred Shares of RMB28,993 was credited to additional paid-in capital as capital contributions from the Company’s shareholders, with a corresponding amount recorded as deemed dividends to the holders of Series C Preferred Shares. The deemed dividends are reflected as a charge to additional paid-in capital.

All the Series A and Series C Preferred Shares were converted into ordinary shares upon completion of the Company’s IPO in November 2009.

13	SERIES B CONVERTIBLE PREFERRED SHARES

Pursuant to the Series B Preferred Share Subscription Agreement dated May 22, 2007, the Company issued 7,862,216 Series B Preferred Shares to three parties, namely He Boquan, Fortune News International Limited, which is a company owned by Zheng Nanyan, and WP RE (Cayman) International Ltd., at a price of US$1.91 (RMB14.64) per share (“the Series B issue price”) for a cash consideration of US$11,154 (equivalent to RMB85,660) and the exchange of shareholder borrowings of HK$30,000 (equivalent to RMB29,443) from He Boquan, exclusive of issuance costs of RMB360.

The Series B Preferred Shares are not redeemable at the option of their holders. If the Company elects to redeem the Series B Preferred Shares, the redemption price will be determined by mutual agreement among the Company and the holders of Series B Preferred Shares. The Company has determined that there was no embedded beneficial conversion feature attributable to the Series B Preferred Shares at the issuance date since the initial conversion price of the Series B Preferred Shares of US$1.91 (RMB14.64) per share was negotiated and agreed between the Company and the three parties on an arm’s length basis and was greater than the estimated fair value of the Company’s ordinary shares of US$1.41 (RMB10.79) per share. The estimated fair value of the underlying ordinary shares on May 22, 2007 was determined by management based on a retrospective valuation conducted by an independent valuation firm, using income approach, which requires the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

13	SERIES B CONVERTIBLE PREFERRED SHARES - continued

The significant terms of the Series B Preferred Shares are the same as those for the Series A Preferred Shares, except that holders of the Series B Preferred Shares do not have the stand-alone drag-along right as disclosed in Note 12 above.

All the Series B Preferred Shares were converted into ordinary shares upon completion of the Company’s IPO in November 2009.

14	ORDINARY SHARES

Pursuant to a resolution passed by the shareholders of the Company on November 6, 2009, the Company’s authorized shares were increased from 150,000,000 to 225,000,000.

As of December 31, 2008, RMB1,418 representing the difference of between the total amount received from the shareholders of US$7,322 (RMB 60,084) and the total issue price of the 60,000,000 ordinary shares issued of US$7,500 (RMB61,502) was recorded as subscription receivable and presented as a reduction of equity (deficit).

Pursuant to a resolution reached by the Board of Directors of the Company on September 29, 2009, and in accordance with the laws of the Cayman Islands, the Company waived the subscription receivable of RMB1,418 from the ordinary shareholders. The Company accounted for the waiver of the receivable from related parties by charging additional paid-in capital.

During the year ended December 31, 2009, the Company issued 3,648,352 ordinary shares to employees upon the exercise of vested share options.

On November 20, 2009, in connection with the Company’s IPO, the Company issued 10,100,000 ADSs, representing 30,300,000 ordinary shares. On November 25, 2009, the underwriters exercised their over-allotment options and the Company issued an additional 1,515,000 ADSs, representing 4,545,000 ordinary shares.

On November 25, 2009, all of the 15,724,432 Series A Preferred Shares, 7,862,216 Series B Preferred Shares, and 21,533,387 Series C Preferred Shares were converted into ordinary shares upon completion of the Company’s IPO.

On November 25, 2009, 5,454,545 ordinary shares were issued upon the exercise of the ordinary share purchase warrants. See Note 11.

15	REVENUES

Revenues by each major category are analyzed as follows:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Room accommodation	249,287	688,160	1,082,565	158,597
Souvenir sales	—	19,804	28,458	4,169
Food and beverage sales	3,002	11,423	21,954	3,216
Revenue from managed hotels	134	1,361	7,652	1,121
Membership reward program	376	686	686	100

Total revenues	252,799	721,434	1,141,315	167,203

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

16	HOTEL OPERATING COSTS

Hotel operating costs consist of the following:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Rent expense	130,933	295,595	351,945	51,560
Staff costs	49,050	164,922	203,942	29,878
Depreciation and amortization	26,808	88,939	144,417	21,157
Hotel supplies	21,739	49,331	59,392	8,701
Utilities	19,059	57,511	90,542	13,264
Laundry expense	7,518	19,844	30,837	4,518
Internet and telecommunication expense	2,118	8,570	16,777	2,458
Costs of souvenir, food and beverage	1,478	16,082	24,962	3,657
Other	14,538	29,410	48,736	7,140

Total hotel operating costs	273,241	730,204	971,550	142,333

Other mainly includes repairs and maintenance expense, staff uniform costs and traveling expense.

17	SHARE-BASED PAYMENTS

On December 20, 2007, the Company’s Board of Directors approved and adopted an employee share incentive plan, which was subsequently amended and restated on August 15, 2009 (the “Plan”). Under the Plan, the directors may, at their discretion, grant options to the directors and employees of the Group (each a “Grantee”) to subscribe for ordinary shares of the Company. The Company can issue options exercisable for no more than 8,925,000 ordinary shares under the Plan. The award granted under the Plan can be settled in ordinary shares, or in cash or a form other than ordinary shares. To date, the Company has only granted share options settleable in ordinary shares. Under the Plan, stock options can be granted with an exercise price equal to or greater than the share’s fair value at the date of grant.

Employee Share Option Grants

On May 15, 2008, the Company granted a total of 581,000 share options to certain management employees with a contractual term of 10 years. The exercise price of these share options is US$3.70 per share and the grant date fair value of these share options amounted to US$602 (RMB4,215).

On October 21, 2008, the Company modified the exercise price of the 581,000 share options granted on May 15, 2008 from US$3.70 to US$3.25 per share. At the date of modification, all the 581,000 share options were unvested and expected to vest under the original service period. The Company determined the incremental compensation cost of US$27 (RMB182) for the modification by comparing the fair value of the modified award to the fair value of the original award measured immediately before the exercise price was modified, and recognized such incremental compensation cost ratably over the remaining vesting period of the award.

On August 15, 2009, the Company granted a total of 923,300 share options to certain management employees with contractual terms ranging from 9.4 to 10.3 years. The exercise price of these share options is US$3.30 per share and the grant date fair value of these share options amounted to US$848 (RMB5,794).

On September 25, 2009, the Company granted 300,000 share options to the Company’s Chief Operating Officer with a contractual term of 10 years. The exercise price of these share options is US$3.60 per share and the grant date fair value of these share options amounted to US$327 (RMB2,233).

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

17	SHARE-BASED PAYMENTS - continued

These share options granted by the Company have the same vesting term, that is 25% of the share options granted shall vest and become exercisable one year after the vesting commerce date and the remaining 75% of the share options shall vest over the following three years in 6 equal installments.

A summary of the share options granted and the activity during the two-year period ended December 31, 2009 is as follows:

	Number of options	Weighted average exercise price			Weighted average remaining contractual term	Aggregate intrinsic value

Outstanding as of December 31, 2007	5,278,727	US$	0.649
Granted on May 15, 2008	581,000	US$	3.25	(Note i)
Forfeited	(116,375)	US$	0.662

Outstanding as of December 31, 2008	5,743,352	US$	0.912
Granted on August 15, 2009	923,300	US$	3.30
Granted on September 25, 2009	300,000	US$	3.60
Forfeited	(273,875)	US$	2.001
Cancellation	(83,250)	US$	0.853
Exercise on October 30, 2009	(3,648,352)	US$	0.524

Outstanding as of December 31, 2009	2,961,175	US$	2.308		7.7	$5,483

Exercisable as of December 31, 2009	299,250	US$	2.89		8.5 years	$380

Note:

(i)	The exercise price of these 581,000 share options was US$3.70 per share on the date of grant of May 15, 2008, and subsequently modified to US$3.25 per share on October 21, 2008.

The grant-date fair value of the share options granted during 2008 and 2009 is estimated by using a binomial option valuation model based on the assumptions in the following table.

	Awards granted on May 15, 2008	Awards granted on August 15, 2009	Awards granted on September 25, 2009

Expected volatility	36.98%	56.52%	56.73%
Expected dividend yield	0%	0%	0%
Weighted average risk-free interest rate	3.89%	2.56%	2.39%
Weighted average expected life (in years)	10.0	9.8	10.0
Estimated forfeiture rate	1.5%	1.5%	1.5%
Estimated fair value of underlying ordinary shares	21.71	17.40	18.79
Grant-date fair value of share options	7.26	6.27	7.43

Because the Company’s ordinary shares did not have a trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in a similar industry. The Company uses historical data to estimate employee termination within the valuation model. The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

The estimated fair value of the underlying ordinary shares on each date of grant was determined by management based on a retrospective valuation conducted by an independent valuation firm, using income approach, which requires the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

17	SHARE-BASED PAYMENTS - continued

A summary of the share-based compensation expense is as follows:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Hotel operating costs	898	3,584	1,641	241
Sales and marketing expenses	227	1,163	678	99
General and administrative expenses	14,508	22,474	8,718	1,277

Total share-based compensation expense	15,633	27,221	11,037	1,617

The total intrinsic value of share options exercised during the years ended December 31, 2007, 2008 and 2009 amounted to nil, nil and RMB78,299 (US$11,471), respectively. The intrinsic value is calculated as the difference between the estimated fair value of the underlying ordinary share on the date of exercise and the exercise price of the shares. For the options exercised on October 30, 2009, the fair value of the underlying ordinary share on the date of exercise was determined by management to be the IPO price as the share options were exercised near the Company’s IPO date on November 25, 2009.

As of December 31, 2009, there were unrecognized compensation costs of approximately RMB10,270 (US$1,505) related to unvested share options. These costs are expected to be recognized over the remaining weighted average vesting period of 2.6 years.

Conditional Share Options Grants

On August 15, 2009, the Company granted 147,300 share options to certain management employees with a contractual term of 10.3 years. The exercise price of these share options is US$3.30 per share.

In addition, on September 25, 2009, the Company granted 200,000 share options to the Company’s Chief Operating Officer with a contractual term of 10 years. The exercise price of these share options is US$3.60 per share.

The conditional share options granted by the Company have the same vesting term, that is 25% of the share options granted shall vest and become exercisable one year after the vesting commerce date and the remaining 75% of the share options shall vest over the following three years in 6 equal installments.

The vesting of the above share options are also contingent upon meeting performance criteria set by the Company over a performance period of 1 year from the respective grant dates. The performance criteria are linked to the optionees’ daily job performance. At the end of the performance period, the Company determines at its sole discretion whether each optionee has met all performance criteria for the vesting of the share options. The performance criteria do not affect the exercise price or factors other than vesting or exercisability.

There were no conditional share options granted prior to 2009. A summary of the conditional share options granted during the year ended December 31, 2009 is as follows:

	Number of options	Weighted average exercise price		Weighted average remaining contractual term	Aggregate intrinsic value

Granted on August 15, 2009	147,300	US$	3.300
Granted on September 25, 2009	200,000	US$	3.600

Outstanding as of December 31, 2009	347,300	US$	3.473	9.8 years	$239

Exercisable as of December 31, 2009	—		—	—	—

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

17	SHARE-BASED PAYMENTS - continued

The fair value of the conditional share options is estimated on the respective grant dates using the same option valuation model used for the unconditional employee share options and assumes the performance criteria will be achieved. The assumptions used in estimating the fair value of the conditional share options are the same as those noted in the table related to the unconditional employee share options. The grant-date fair value of the conditional share options are set out below:

	Awards granted on August 15, 2009	Awards granted on September 25, 2009

Grant-date fair value of share options	6.33	7.43

The grant-date fair value of the conditional share options is recognized in the consolidated statements of operations on a graded vesting schedule for each tranche to the extent that the performance conditions are probable of achievement. Based on management’s estimate, it is probable that all the optionees will meet the performance criteria over the performance period, and compensation expense of RMB375 (US$55) is recognized for these conditional share options.

A summary of the share-based compensation expense for the conditional share options is as follows:

	Year ended December 31,
	2008	2009	2009
	RMB	RMB	US$

Hotel operating costs	—	154	23
General and administrative expenses	—	221	32

Total share-based compensation expense	—	375	55

As of December 31, 2009, there were unrecognized compensation costs of approximately RMB1,890 (US$277) related to non-vested conditional share options. These costs are expected to be recognized over a remaining weighted average vesting period of 3.7 years.

18	FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted the provisions of FASB Statements No. 157, Fair Value Measurements, included in FASB ASC Topic 820, Fair Value Measurements and Disclosures, or ASC Topic 820, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

18	FINANCIAL INSTRUMENTS - continued

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The initial adoption of the provisions of this standard related to nonfinancial assets and nonfinancial liabilities did not have any impact on the Company’s consolidated financial statements.

The following table summarizes the assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, segregated by the level in the fair value hierarchy within which those measurements fall.

	December 31, 2008		Fair Value Measurement Using
	Carrying value	Estimated Fair Value	Level 1	Level 2	Level 3

Asset
Interest rate derivative contract	6	6	—	6	—
Liability
Ordinary share purchase warrants	(60,277)	(60,277)	—	(60,277)	—

The Company did not have any assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009.

The fair values of cash, restricted cash, pledged bank deposits, accounts receivable, amounts due from related parties, accounts payable, bills payable, accrued expenses and other payables, and amounts due to related parties approximate their respective carrying amounts due to their short-term nature.

The fair value of ordinary share purchase warrants as of December 31, 2008 was estimated using weighted probability method under the Black-Scholes model with the following assumption:

December 31, 2008
Expected dividend yield	0%
Expected volatility rates	62.4% to 90.56%
Risk-free interest rates	0.23% to 0.77%
Expected remaining contractual term	2.69 years

The following table summarizes the carrying amounts and the estimated fair values of the Group’s senior notes payable, long-term bank borrowings and borrowings from related parties:

	December 31,
	2008		2009
	Carrying value	Estimated fair Value	Carrying value	Estimated fair Value

Senior notes payable	504,142	501,453	—	—
Long-term bank borrowings	—	—	110,000	110,197
Borrowings from related parties	7,101	7,190	3,233	3,288

The fair values were estimated by discounting the future cash flows using interest rates which approximate the rate for which financial institutions would charge borrowers with similar credit ratings and remaining maturities.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

19	NET LOSS PER SHARE

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Numerator:
Net loss attributable to 7 Days Group Holdings Limited shareholders	(122,732)	(210,530)	(103,954)	(15,229)
Deemed dividends to Series C convertible preferred shareholders (Note 12)	—	—	(28,993)	(4,248)

Net loss attributable to 7 Days Group Holdings Limited ordinary shareholders	(122,732)	(210,530)	(132,947)	(19,477)

Denominator:
Basic and diluted weighted average number of ordinary shares	60,000,000	60,000,000	69,044,665	69,044,665

Basic and diluted net loss per ordinary share	(2.05)	(3.51)	(1.93)	(0.28)

The net loss has not been allocated to the Series A, B or C Preferred Shares because the holders of these shares do not have an obligation to share in such losses.

The Company’s potential dilutive shares outstanding consisted of ordinary shares issuable upon the conversion of the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares, using the if-converted method, and ordinary shares issuable upon the exercise of the Group’s ordinary share purchase warrants and ordinary shares issuable upon the exercise of employee share options, using the treasury stock method.

The computation of diluted net loss per share for the years ended December 31, 2007, 2008 and 2009 did not assume the ordinary shares issuable from ordinary share equivalents because the inclusion of such securities would be anti-dilutive.

20	RELATED PARTY TRANSACTIONS

The significant related party transactions are summarized as follows:

	Year ended December 31,
		2007	2008	2009	2009
		RMB	RMB	RMB	US$

Revenue from managed hotels	Note (a)	134	146	46	7
Rent expense	Note (b)	5,302	5,429	5,131	752
Borrowings from related parties	Note (c)	123,315	1,650	—	—
Repayment of borrowings from related parties	Note (c)	86,478	2,063	3,868	567
Interest expense on borrowings	Note (c)	4,507	589	389	57

As discussed in Note 13, the Company issued Series B Preferred Shares to He Boquan (Note (d)), Fortune News International Limited, a company controlled by Zheng Nanyan (Note (e)), and WP RE (Cayman) International Ltd.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

20	RELATED PARTY TRANSACTIONS - continued

The amounts due from and due to the related parties are summarized as follows:

		December 31,
		2008	2009	2009
		RMB	RMB	US$
Amounts due from related parties – current
He Boquan	Note (d)	49	—	—
Zheng Nanyan	Note (e)	10	—	—

Total amounts due from related parties – current		59	—	—

Amounts due to related parties – current
Guangdong Nowaday Investment Co., Ltd.	Note (f)	162	162	24

Total amounts due to related parties – current		162	162	24

Borrowings from related parties – non-current
Beijing Impression Hotel Management Co., Ltd.	Note (g)	2,572	1,659	243
Shanghai Jiayi Real Estate Consulting Co., Ltd.	Note (g)	1,125	—	—
Nanjing Xin Sabo Investment Management & Consulting Co., Ltd.	Note (g)	1,304	—	—
Zhuang Qineng and Zhuang Shishi	Note (g)	450	308	45
Qise Tiandi (Beijing) Consulting Co., Ltd.	Note (g)	1,650	1,266	186

Total borrowings from related parties – non- current		7,101	3,233	474

Notes:

(a)	Wuxi Shenglong entered into a hotel management agreement with the Group under which Wuxi Shenglong is required to pay management and service fees based on a percentage of Wuxi Shenglong’s profit before income taxes.

(b)	The Group entered into operating lease agreements with certain noncontrolling interest shareholders of the Group’s subsidiaries. The related rent expense incurred during the years ended December 31, 2007, 2008 and 2009 amounted to RMB5,302, RMB5,429 and RMB5,131 (US$752), respectively.

(c)	During the year ended December 31, 2007, the Group borrowed US$10,000 (RMB75,712) from WP RE (Cayman) International Ltd., a holder of Series A Preferred Shares and Series B Preferred Shares, RMB40,089 from He Boquan and RMB7,514 from the noncontrolling interest shareholders of the Group’s subsidiaries, and the Group repaid US$10,000 (RMB75,712) to WP RE (Cayman) International Ltd. and RMB10,646 to He Boquan, respectively. The remaining balance due to He Boquan of RMB29,443 was settled as part of the consideration for the issuance of Series B Preferred shares as discussed in Note 13.

Borrowings from related parties as of December 31, 2008 and 2009 consisted of debt borrowed from the noncontrolling interest shareholders of the Group’s subsidiaries by the respective subsidiaries with repayment terms ranging from 10 to 15 years with interest rates ranging from 8 to 10% per annum. Details of the noncontrolling interest shareholders for such borrowings are listed out in note (g) below.

(d)	He Boquan is a director of the Company and a holder of the Company’s ordinary shares and the then Company’s Series B Preferred Shares through Prototal Enterprises Limited. Amount due from He Boquan as of December 31, 2008 represented the payment made by the Company on behalf of He Boquan.

(e)	Zheng Nanyan is the Chief Executive Officer of the Company and a holder of the Company’s ordinary shares and Series B Preferred Shares through Fortune News International Limited. The amount due from Zheng Nanyan represented the payment made by the Company on behalf of Zheng Nanyan.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

20	RELATED PARTY TRANSACTIONS - continued

(f)	Guangdong Nowaday Investment Co., Ltd. is owned by He Boquan. The amount due to Guangdong Nowaday Investment Co., Ltd. represented interest payable on borrowings, the principal of which was repaid in 2006.

(g)	Beijing Impression Hotel Management Co., Ltd. is the 30% noncontrolling interest shareholder of one of the Group’s subsidiaries, Beijing 7 Days Impression Hotel Management Co., Ltd.

Shanghai Jiayi Real Estate Consulting Co., Ltd. is the 30% noncontrolling interest shareholder of one of the Group’s subsidiaries, Shanghai Qijia Hotel Management Co., Ltd.

In 2008, Nanjing 7 Days Sabo Hotel Management Co., Ltd. (“Nanjing 7 Days”) was owned by 7 Days Shenzhen, the Company’s wholly owned subsidiary, and Nanjing Xin Sabo Investment Management & Consulting Co., Ltd. (“Nanjing Xin Sabo”), each then owning 65% and 35% equity interest in Nanjing 7 Days, respectively. In January 2009, the Group acquired the 35% equity interest in Nanjing 7 Days from Nanjing Xin Sabo for cash consideration of RMB445. The acquisition of the additional equity interest in Nanjing 7 Days from the noncontrolling interest shareholder was accounted for as an equity transaction under FASB ASC Subtopic 810-10. The difference between the consideration paid and the noncontrolling interest is recognized as a charge to additional paid-in capital attributable to 7 Days Group Holdings Limited shareholders. The borrowings from Nanjing Xin Sabo of RMB1,304 were repaid in 2009.

Zhuang Qineng and Zhuang Shishi are the noncontrolling interest shareholders of one of the Group’s subsidiaries, Shenzhen 7 Days Baoda. As of December 31, 2008 and 2009, Zhuang Qineng and Zhuang Shishi, in aggregate, owned 35% of the equity interest in Shenzhen 7 Days Baoda.

Qise Tiandi (Beijing) Consulting Co., Ltd. is the 30% noncontrolling interest shareholder of one of the Group’s subsidiaries, Beijing Four Seasons Hotel Management Co., Ltd.

21	COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

The Group leases real estate properties on which it develops and operates hotels under operating lease agreements. The terms of these leases range from 10 to 15 years. Future minimum lease payments under these non-cancellable operating lease agreements as of December 31, 2009 were as follows:

Year ending December 31,	RMB	US$
2010	311,216	45,593
2011	355,442	52,073
2012	362,667	53,131
2013	367,727	53,872
2014	375,091	54,951
Thereafter	2,060,890	301,923

Total	3,833,033	561,543

(b) Capital commitments

As of December 31, 2009, the Group had contractual capital commitments of RMB11,415 (US$1,672) for purchases of leasehold improvements.