Form 20-F
period 2010-12-31
7 Days Group Holdings LTD
filed 2011-05-04
CIK 1434220

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 149,647,613 ordinary shares.
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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010 and audited consolidated balance sheets as of December 31, 2009 and 2010.

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

A. Selected Consolidated Financial Data

The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010, the selected consolidated statement of cash flows data for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009 and 2010, were derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007, the selected consolidated statement of cash flows data for the years ended December 31, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008, were derived from our audited consolidated financial statements not included in this annual report. The following consolidated financial data summary for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” below.

Our historical results for any prior period are not necessarily indicative of results to be expected for any future periods.

Consolidated Statement of Operations Data:

	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Revenues	54,852	252,799	721,434	1,141,315	1,498,909	227,107

Operating costs and expenses(1):
Rent expense	(26,748)	(130,933)	(295,595)	(351,945)	(444,731)	(67,384)
Staff costs	(10,280)	(49,050)	(164,922)	(203,942)	(233,169)	(35,329)
Depreciation and amortization	(5,585)	(26,808)	(88,939)	(144,417)	(178,279)	(27,012)
Hotel supplies	(5,772)	(21,739)	(49,331)	(59,392)	(63,888)	(9,680)
Utilities	(4,301)	(19,059)	(57,511)	(90,542)	(106,633)	(16,157)
Others	(6,254)	(25,652)	(73,906)	(121,312)	(156,227)	(23,670)
Hotel operating costs	(58,940)	(273,241)	(730,204)	(971,550)	(1,182,927)	(179,232)
Sales and marketing expenses(1)(2)	(4,168)	(13,690)	(36,897)	(30,824)	(39,557)	(5,993)
General and administrative expenses(1)(2)	(12,139)	(56,149)	(93,631)	(65,074)	(122,371)	(18,541)

Total operating costs and expenses	(75,247)	(343,080)	(860,732)	(1,067,448)	(1,344,855)	(203,766)

Income (loss) from operations	(20,395)	(90,281)	(139,298)	73,867	154,054	23,341

Other income (expense):
Interest income	279	3,185	2,395	3,669	3,127	474
Interest expense	(568)	(31,233)	(84,470)	(81,867)	(2,082)	(315)
Loss on debt extinguishment	—	—	—	(26,477)	—	—
Change in fair value of ordinary share purchase warrants	—	(2,241)	10,484	(76,376)	—	—
Equity in income (loss) of an affiliate	(267)	167	186	23	(18)	(3)
Income (loss) before income taxes	(20,951)	(120,403)	(210,703)	(107,161)	155,081	23,497
Income tax benefit (expense)	(535)	(3,262)	781	4,952	(35,833)	(5,429)
Net income (loss)	(21,486)	(123,665)	(209,922)	(102,209)	119,248	18,068
Net income attributable to noncontrolling interests	—	933	(608)	(1,745)	(1,557)	(236)

Net income (loss) attributable to 7 Days Group Holdings Limited	(21,486)	(122,732)	(210,530)	(103,954)	117,691	17,832

Deemed dividends to Series C convertible preferred shareholders	—	—	—	(28,993)	—	—
Net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders	(21,486)	(122,732)	(210,530)	(132,947)	117,691	17,832
Basic earnings (losses) per ordinary share	(0.87)	(2.05)	(3.51)	(1.93)	0.79	0.12
Diluted earnings (losses) per ordinary share	(0.87)	(2.05)	(3.51)	(1.93)	0.78	0.12

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

Hotel operating costs (staff costs)	(111)	(898)	(3,584)	(1,795)	(2,019)	(305)

Sales and marketing expenses	(204)	(227)	(1,163)	(678)	(267)	(41)

General and administrative expenses	(1,436)	(14,508)	(22,474)	(8,939)	(13,231)	(2,005)
Total	(1,751)	(15,633)	(27,221)	(11,412)	(15,517)	(2,351)

(2)	Includes depreciation and amortization expenses as follows:

	For the year ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

Sales and marketing expenses	(20)	(22)	(57)	(33)	(37)	(6)

General and administrative expenses	(104)	(265)	(1,200)	(1,723)	(2,447)	(369)

Total	(124)	(287)	(1,257)	(1,756)	(2,484)	(375)

Consolidated Balance Sheet Data:

	December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
ASSETS

Current assets:

Cash	8,034	179,174	283,850	341,370	388,795	58,908
Restricted cash	—	159,710	51,381	—	—	—
Pledged bank deposits	—	—	3,977	5,400	4,718	715
Short-term investment	—	—	—	293,613	—	—
Accounts receivable	173	2,034	3,465	4,557	6,805	1,031
Prepaid rent	13,323	57,616	61,733	64,509	130,522	19,776
Other prepaid expenses and current assets	2,182	15,349	21,478	24,616	42,127	6,383
Hotel supplies	3,841	13,544	25,394	23,776	38,246	5,795
Amounts due from related parties	—	—	59	—	—	—
Deferred tax assets	38	22	1,864	7,551	23,001	3,485
Total current assets	27,591	427,449	453,201	765,392	634,214	96,093
Property and equipment, net	121,819	590,141	962,976	1,013,500	1,355,554	205,387
Rental deposits	7,184	29,059	39,117	38,297	53,718	8,139
Investment in and advances to an affiliate	1,600	1,379	1,358	1,359	1,588	241
Land use right	—	—	—	—	24,662	3,736
Prepaid rent	—	26,672	16,542	—	20,630	3,126
Deferred tax assets	433	225	2,221	15,867	12,876	1,951
Total assets	158,627	1,074,925	1,475,415	1,834,415	2,103,242	318,673

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable	25,881	190,282	273,133	141,056	233,770	35,420
Short-term bank borrowings	—	30,000	—	—	—	—
Bills payable	—	—	13,676	17,142	11,692	1,772
Accrued expenses and other payables	9,709	61,190	108,074	162,164	281,050	42,583
Amounts due to related parties	388	1,875	162	162	—	—
Income taxes payable	840	2,037	1,844	5,965	19,603	2,970
Total current liabilities	36,818	285,384	396,889	326,489	546,115	82,745
Senior notes payable	—	517,048	504,142	—	—	—
Long-term bank borrowings	—	—	—	110,000	—	—
Borrowings from related parties	—	7,514	7,101	3,233	4,279	648
Accrued lease payments	12,454	62,513	99,373	116,896	153,206	23,213
Ordinary share purchase warrants	—	75,444	60,277	—	—	—
Refundable deposits	—	—	—	24,250	17,950	2,720
Deferred revenue	1,341	6,418	5,732	5,046	1,944	294
Deferred rebate income	—	—	—	—	6,446	977
Total liabilities	50,613	954,321	1,073,514	585,914	729,940	110,597

Series A convertible preferred shares:	78,294	78,294	78,294	—	—	—

Series B convertible preferred shares:	—	7,523	7,523	—	—	—

Series C convertible preferred shares:	—	—	436,428	—	—	—

Equity (deficit):
Ordinary shares:	61,502	61,502	61,502	140,377	140,857	21,342
Subscription receivable	(1,418)	(1,418)	(1,418)	—	—	—
Additional paid-in capital	19,015	141,868	169,089	1,559,458	1,579,391	239,302
Accumulated other comprehensive income	(1,670)	3,034	30,304	30,696	15,649	2,371
Accumulated deficit	(47,709)	(170,441)	(380,971)	(484,925)	(367,234)	(55,642)
Total equity attributable to 7 Days Group Holdings Limited	29,720	42,068	(113,971)	1,245,606	1,368,663	207,373

	December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Noncontrolling interests	—	242	1,150	2,895	4,639	703

Total equity	29,720	42,310	(112,821)	1,248,501	1,373,302	208,076
Commitments and contingencies	—	—	—	—	—	—
Total liabilities and equity	158,627	1,074,925	1,475,415	1,834,415	2,103,242	318,673

Consolidated Statement of Cash Flows Data:

	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	(11,928)	(43,558)	4,436	248,629	335,263	50,798
Net cash used in investing activities	(84,360)	(338,024)	(404,959)	(620,074)	(156,986)	(23,786)
Net cash (used in) provided by financing activities	95,094	556,727	510,034	428,802	(122,178)	(18,512)
Effect of foreign currency exchange rate changes on cash	(1,029)	(4,005)	(4,835)	163	(8,674)	(1,314)
Net increase (decrease) in cash	(2,223)	171,140	104,676	57,520	47,425	7,186
Cash at beginning of year	10,257	8,034	179,174	283,850	341,370	51,722
Cash at end of year	8,034	179,174	283,850	341,370	388,795	58,908

Selected Operating Data:

	As of and for the year ended December 31,
	2006	2007	2008	2009	2010

Hotels in operation(1)	24	106	223	337	568
Leased-and-operated hotels	23	103	206	236	321
Managed hotels(2)	1	3	17	101	247

Hotels under conversion(1)	19	86	49	64	197
Leased-and-operated hotels	19	84	34	6	25
Managed hotels	—	2	15	58	172

Total hotel rooms for hotels in operation(1)	2,678	11,399	22,352	32,836	56,410
Leased-and-operated hotels	2,557	11,057	20,697	23,764	32,825
Managed hotels	121	342	1,655	9,072	23,585

Total hotel rooms for hotels under conversion(1)	2,153	7,364	4,821	6,168	19,345

Number of cities covered for hotels in operation(1)	7	20	33	54	89

Average occupancy rate(3)	93.0%	88.0%	88.1%	88.3%	88.7%
Leased-and-operated hotels	93.2%	88.2%	88.4%	89.2%	91.0%
Managed hotels	89.9%	83.8%	83.3%	82.8%	84.0%

Average daily rate (in RMB)	163.0	158.1	159.9	159.6	162.3
Leased-and-operated hotels	166.0	159.0	160.4	160.0	164.9
Managed hotels	104.6	133.0	151.2	156.2	156.7

RevPAR (in RMB)	151.5	139.2	140.9	140.9	143.9
Leased-and-operated hotels	154.6	140.2	141.8	142.7	150.0
Managed hotels	94.1	111.5	126.0	129.3	131.6

(1)	As of the end of each period.
(2)	Includes one managed hotel in which we own a noncontrolling interest for each period.
(3)	Occupancy rates for certain hotels benefit from rental of the same hotel room multiple times a day.

Exchange Rate Information

Our business is conducted in China and substantially all of our net revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 29, 2011, the noon buying rate was RM 6.4900, to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9723	8.0702	7.8041
2007	7.3040	7.6084	7.8127	7.3040
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.6000	6.8330
October	6.6707	6.6678	6.6397	6.6912
November	6.6670	6.6538	6.6330	6.6892
December	6.6000	6.6497	6.6000	6.6745
2011

January	6.6017	6.5964	6.5809	6.6364
February	6.5713	6.5761	6.5520	6.5965
March	6.5483	6.5643	6.5483	6.5743
April (through 29, 2011)	6.4900	6.5267	6.4900	6.5477

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

The lodging industry in China is highly competitive. Competition for customers primarily is based on hotel room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, quality and range of services, and guest amenities. Our primary competitors are other economy hotel chains, as well as various regional and local economy hotels and local guest houses in each of the markets in which we operate. We also compete with one-, two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels while maintaining competitive pricing. In the future, we may face increased competition from our existing competitors due to possible consolidations, new partnerships, arrangements or investments, such as the investment by Ctrip, the leading Chinese travel website, in two of our large competitors. We may also face competition from new players in the economy hotel segment in China since developing or converting an economy hotel requires a smaller commitment of capital and human resources and the PRC government may adopt measures designed to increase the number of economy and other hotels in China. This relatively low barrier to entry potentially allows new and existing competitors to enter or expand in our markets quickly and compete with our business. New and existing competitors may offer more competitive rates, greater convenience, superior services or amenities, or superior facilities, possibly attracting guests away from our hotels and resulting in lower occupancy and average daily rates for our hotels. Competitors may also outbid us in the selection of sites for new leased-and-operated hotel conversion, negotiate better management terms for potential managed hotels or offer better terms to our existing managed hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

We may not be able to manage our expected growth, which could adversely affect our operating results.

We have experienced substantial growth since our inception. We have increased the number of hotels in our 7 Days chain in operation in China from five in 2005 to 568 as of December 31, 2010, and we intend to continue to convert, operate and manage additional hotels in markets where we have a presence and in additional cities in China. Our expansion has placed, and will continue to place, substantial demands on our managerial, financial, operational, information technology, or IT, and other resources. In order to manage and support our growth, we must continue to improve our existing managerial, operational and IT systems, including our financial and management controls, and recruit, train and retain qualified hotel management and other personnel. Our planned expansion will also require us to maintain consistent and high-quality accommodations and services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations or maintain our quality standards. If we are unable to do so, our results of operations and financial condition may be materially and adversely affected.

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

We have a history of losses in the years prior to 2010 and may not achieve sustained profitability.

Although we were profitable in 2010, we have a history of net losses in the years prior to 2010. For the years ended December 31, 2008, and 2009, our net losses were RMB209.9 million, RMB102.2 million, respectively. As of December 31, 2010, we had an accumulated deficit of RMB 367.2 million (US$55.6 million).  We may incur net losses again in our future periods as we expand our hotel chain and pursue our business strategy. In addition, because we recognize rent expense over the full lease term on a straight-line basis including any “free rent” lease period, we incur operating costs and expenses for hotels under conversion for which no revenues are being recognized during such period. Therefore, our income from operations will be adversely impacted during periods in which we continue to increase our number of leased-and-operated hotels, and this impact is likely to continue as we pursue our expansion strategy. Even if we do achieve profitability, we may not be able to sustain or increase our profitability in the future.

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

We believe our brand, trade name, trademarks and other intellectual property are critical to our success. “7 Days Inn” is a highly recognized brand in the economy hotel segment of China’s lodging industry and the success of our business depends in part upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. We have applied for trademark registration for our “7 Days Inn” brand and logo in China, Hong Kong, the United States and Malaysia. Some of these applications have been rejected by the relevant authorities in China and Malaysia, and the remaining trademark registrations in China and elsewhere may not be granted. The unauthorized reproduction of our trademarks or the use of confusingly similar brands could diminish the value of our brand and its market acceptance, competitive advantages and goodwill. In addition, we consider our eCommerce platform and IT system to be key components of our competitive advantage and our growth strategy. We have applied for two utility model patents for our modular bathroom and received two utility model patents so far. There can be no assurance that all of our remaining patent applications will be granted. We have received copyright registration certificates for 12 software programs developed by us. None of our other proprietary and operational systems have been patented or otherwise registered as our property. Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may be costly, involve substantial management time and resources to enforce and fail to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

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

We do not hold any land-use rights with respect to the land on which our leased-and-operated hotels are located nor do we own any of the hotel properties we operate. Instead, we primarily rely on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2010, 55 of our leased-and-operated hotels in operation were leased from lessors who were unable to provide us copies of title certificates for such properties. Title to these properties could be challenged and, if successful and if we are not adequately indemnified by the lessors for our related losses, these challenges could impair the conversion or operations of our hotels on such properties. In the event that we could no longer operate on such sites, the proportion of revenue from such hotels that we may lose may be higher than the proportion that such number of hotels represent of all of our hotels. As of December 31, 2010, 22 of our leased-and-operated hotels in operation were leased from lessors who are not the ultimate owners of such properties and no consent was obtained from the ultimate owners to sublease the hotel properties to us. These or future lessor’s failures to duly obtain the title to the property or to receive any necessary approvals from the ultimate owner or the primary lease holder, as applicable, could potentially invalidate our lease or result in the renegotiation of such lease on less favorable terms. Moreover, building ownership or leaseholds in connection with our managed hotels could be subject to similar third-party challenges, possibly invalidating those leases or resulting in renegotiated leases and, in turn, possibly harming our managed hotel operations and brand. As of December 31, 2010, 21 of our leased-and-operated hotels in operation were subject to mortgages at the time the leases were signed where consent to the leases was not obtained from the respective mortgage holders. In such circumstances where consent to the lease was not obtained from the mortgage holder, the lease may not be binding on the transferee of the property if the mortgage holder forecloses on the mortgage and transfers the property, which could in turn materially and adversely affect our ability to operate the hotel facility or require us to renegotiate our lease on terms which could be substantially less favorable to us. Our managed hotel owners face similar risks. In addition to the above risks, we also face potential disputes with property owners. Such disputes, whether or not resolved in our favor, may divert management attention, involve significant cost, harm our reputation and otherwise disrupt our business.

Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels.

As an operator of hotel properties, we, our managed hotel owners and those from whom we lease properties are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. For our leased-and-operated hotels, our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2010, 276 of the properties where we lease and operate our hotels were leased from lessors who had not obtained required registrations of their leases from the relevant authorities and we continue to remind these lessors to obtain registrations under our lease agreements with them. The failure to file these leases may result in fines or penalties on our lessors. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, certain hotel properties we lease are restricted to industrial and other uses, rather than for commercial service use and we may commence hotel operations for hotels that have not yet received required commercial use zoning. The failure of our lessors to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties or the invalidity of our lease agreements, which may negatively affect our ability to operate the hotels covered under those leases. Our managed hotel owners face similar risks which could subject them to fines and possible closure of the managed hotel and, in turn, could harm our managed hotel operations and brand. Since we commenced operations and through December 31, 2010, we have been subject to fines totaling approximately RMB515,093 (US$78,044.39) for operating hotels which have not been zoned for commercial use and there can be no assurance that we will not be subject to such fines in the future or other penalties, including potentially being required to cease hotel operations at non-complying properties.

Our failure to comply with franchise regulations may result in penalties to us and could have a material adverse effect on our business.

In China, franchise activities are subject to the supervision and administration of the Ministry of Commerce and its local counterparts. Under the relevant regulations, franchisors are required to file their franchise contracts with the Ministry of Commerce or its local counterparts. We have not made the required filings for our existing management agreements and there is some uncertainly as to whether our management arrangements constitute franchising activities under these regulations. Nevertheless, we are in the process of filing our management agreements with the local counterpart of the Ministry of Commerce in Guangdong province. If relevant authorities determine that we have failed to report franchising activities in accordance with the regulations, we may not be able to continue to conduct our business using hotel management arrangements and our business would be adversely affected.

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

Our management agreements could be terminated early, we may not be able to renew our existing management agreements on commercially reasonable terms and the service fees we may collect could decrease substantially in the future, which could materially and adversely affect our operations.

Beginning in 2009, we gradually shifted our focus to hotel management arrangements. As of December 31, 2010, a total of 247 of our hotels are operated under hotel management arrangements and an additional 172 managed hotels are under conversion.  We rely heavily on management arrangements to continue our geographic expansion. Under our hotel management agreements, we license our brand to property owners, lessors or existing hotel operators. These agreements may be acquired, terminated, renegotiated or converted to franchise agreements in the ordinary course of our business. In addition, although our management agreements contain provisions limiting the ability of the property owners to terminate management agreements or to withhold consent to the renewal of such agreements, hotel property owners may still elect to breach such provisions and terminate their management agreements with us if, among other things, their properties are sold, if they default on indebtedness encumbering the property or upon a foreclosure of the property. There can be no assurance that we will be able to replace terminated management agreements, or that the terms of renegotiated contracts will be as favorable as the terms that existed before such renegotiations or conversion. As a result, our revenues derived from the service fees may decrease. In some circumstances, we may choose to terminate a management agreement upon a material breach of the property owner. Although we are entitled to damages under the management contract, there is no assurance that we can recover our losses and capital investments.

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

As of December 31, 2010, we had 247 managed hotels and we intend to pursue additional hotel management arrangements as part of our growth strategy. Such arrangements generally require us to license our brand to third parties and we are responsible for managing these hotels, including hiring and appointing hotel managers and staff. There can be no assurance that we will be able to identify and secure additional suitable hotel management arrangements or, if so, that we will be able to negotiate commercially reasonable terms. In addition, hotel management arrangements may limit our ability to maintain consistent and high-quality accommodations and services and may give rise to disputes with our managed hotel owners or dilute our brand, which could harm our business. Furthermore, if third parties use our brand in a harmful manner, our business and reputation may be adversely affected.

The implementation of our offshore holding company structure related to the equity interests in Guangzhou 7 Days Hotel Management Co., Ltd. and Guangzhou 7 Days Inn Co., Ltd. may be challenged by PRC regulatory agencies to have violated a PRC regulation and, if challenged, we may be required to divest these equity interests and may be subject to administrative fines and other penalties.

Prior to November 2005, all of the outstanding equity interests of Guangzhou 7 Days Hotel Management Co., Ltd., a PRC limited liability company, or 7 Days Guangzhou, were held in trust for our company by Mr. Nanyan Zheng, our chief executive officer, and Mr. Linde Huang, who was an employee of a company affiliated with Mr. Boquan He, one of our founders and our chairman. The equity interests in 7 Days Guangzhou held in trust for our company by Mr. Huang were previously held in trust for our company by Mr. Guangji Chen until Mr. Chen left our company. Our investment in 7 Days Guangzhou through this trust arrangement was not approved by the Bureau of Foreign Trade and Economic Cooperation of Guangzhou, which is required under PRC laws. In November 2005, our beneficial ownership in the equity interests in 7 Days Guangzhou were transferred to 7 Days Inn (Shenzhen) Co., Ltd., or 7 Days Shenzhen, pursuant to a trust agreement entered into among Messrs. Zheng and Huang and 7 Days Shenzhen, and the prior trust arrangement with our company was terminated. In addition, prior to October 2005, all of the outstanding equity interests in Guangzhou 7 Days Inn Co., Ltd., a PRC limited liability company, or 7 Days Inn Guangzhou, were held in trust for 7 Days Shenzhen by Messrs. Zheng and Huang. In October and November 2006, we completed the restructuring related to 7 Days Guangzhou and 7 Days Inn Guangzhou, as a result of which 7 Days Shenzhen now holds all of the outstanding equity interests of 7 Days Guangzhou and 7 Days Inn Guangzhou directly instead of through these trust arrangements. The completion of these formalities was registered with local government authorities in Guangzhou and our PRC counsel, Commerce & Finance Law Offices, has advised us that the completion of such formalities does not render the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors that became effective on September 8, 2006, or the New M&A Rule, applicable. Under the New M&A Rule, acquisitions by an offshore special purpose vehicle, or SPV, of domestic equity interests related to it are subject to the approval of the Ministry of Commerce. We cannot guarantee you, however, that relevant PRC government authorities will not determine that approval of the Ministry of Commerce was required. If relevant PRC government authorities deem our transactions with 7 Days Guangzhou and 7 Days Inn Guangzhou to be an “acquisition” subject to the New M&A Rule, we may have violated the New M&A Rule and could be subject to administrative fines and other penalties from relevant PRC authorities, may be required to obtain approval for such transactions from the Ministry of Commerce and could be required to divest 7 Days Guangzhou and 7 Days Inn Guangzhou, in which case we would lose the benefit of the revenues from hotels operated by such entities, which is substantial. There are no specific declarations of fines or penalties for such violations under current PRC laws and regulations and so the penalties we may suffer are uncertain. As of December 31, 2010, 7 Days Guangzhou and 7 Days Inn Guangzhou operated a total of 23 hotels, which accounted for 6.5% of our total revenues in 2010. Any of these events could have a material adverse effect on our business, operating results, and reputation and the trading price of our ADSs.

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

Our PRC counsel, Commerce & Finance Law Offices, has advised us that each hotel in our chain must hold a basic business license and a special industry license issued by the local public security bureau and must have hotel operation included in the business scope of their respective business license. Our business also is subject to various health and safety and environmental laws and regulations that affect our operations and conversion activities in the jurisdictions in which we operate, including building, zoning, fire prevention, public safety, health and sanitary requirements. Of our leased-and-operated hotels in operation as of December 31, 2010, 54 have not obtained a basic business license, 66 have not obtained their special industry licenses, 30 have not expanded the business scope of their respective business license to include hotel operation, 10 have not obtained approvals from local fire prevention authorities and 183 of our hotels serving breakfast have not obtained the relevant approvals from local health administrations for such activities. As a result of these compliance failures, we have been and may be subject to monetary damages, the imposition of fines against us, or the suspension or disruption of our operations or conversion activities, which could materially adversely affect our financial condition and results of operations. Furthermore, of our leased-and-operated hotels in operation as of December 31, 2010, 165 have not obtained environmental approvals from local environmental protection agencies and, as a result, we may be subject to fines.  From the time that we commenced operations through December 31, 2010, three of our hotels were required to temporarily cease operation due to non-compliance with applicable health and safety regulations.

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

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes, particularly in locations where we have a concentration of hotels. For example, in early 2003, several economies in Asia, including China, were affected by the outbreak of severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In addition, in 2008 and 2009, some Asian countries, including China, encountered incidents of the H5N1 strain of bird flu, or avian flu. Avian flu, which originally spread through poultry, is capable in some circumstances of being transmitted to humans and is often fatal. In 2009, there was  a global outbreak of the H1N1 virus, or swine flu, which affected many regional economies in China. The swine flu outbreak had a negative impact on many businesses in Shenzhen, including our business, due to reduced business travel between Hong Kong and Shenzhen. Furthermore, the 2008 Sichuan earthquake also had a negative impact on many businesses in the region, including our business, due to reduced economic and travel activity in the affected region. Losses caused by epidemics, adverse weather conditions, natural disasters and other catastrophes, including SARS, avian flu, swine flu, earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel. Similarly, war (including the potential for war), terrorist activity (including threats of terrorist activity) and travel-related accidents, as well as geopolitical uncertainty and international conflict, may affect travel and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely affected and our reputation may be harmed.

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

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a report from management on its internal control over financial reporting in its annual report containing management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of December 31, 2010, our management may later conclude that our internal control is not effective. Moreover, even if our management concludes in the future that our internal control is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed, documented, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from the way we do, then they may issue an adverse or qualified opinion.

Any of these outcomes could result in a loss of investor confidence in the reliability of our audited consolidated financial statements, which could materially and adversely affect the trading price of our ADSs. Our reporting obligations as a public company will continue to place a significant strain on our managerial, operational and financial resources and systems for the foreseeable future.

If we grant employee share options and other share-based compensation in the future, our net profit could be adversely affected.

We believe our share incentive plan and other similar types of incentive plans are important to attract and retain key personnel. We have granted share options in the past and expect to do so in the future. As a result of the issuance of share options, we incurred share-based compensation expenses of RMB27.2 million, RMB11.4 million and RMB15.5 million (US$2.4 million) for the years ended December 31, 2008, 2009 and 2010, respectively.  We expect to continue to incur share-based compensation expenses in the future. We have adopted FASB ASC Topic 718, Compensation-Stock Compensation, or ASC Topic 718, in accounting for our share-based compensation. We account for compensation expenses for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize the expense in our consolidated statement of operations in accordance with U.S. GAAP, which may have a material adverse effect on our net profit.

Our PRC subsidiaries have advanced funds among each other, which practice may have violated PRC regulations on inter-company lending and we may be subject to administrative fines and other penalties as a result of such violation.

As of December 31, 2010, 7 Days Shenzhen had advanced an aggregate amount of approximately RMB850.5 million (US$128.9 million) to our various PRC subsidiaries in which we own at least a majority interest. Our PRC counsel, Commerce & Finance Law Offices, has advised us that these inter-company loans may have violated certain PRC laws and regulations regarding commercial loans. As a result, we may be required to unwind these transactions and may be subject to administrative fines, which could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

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

China passed the New EIT Law effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor. However, the New EIT Law also (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, 7 Days Shenzhen’s branches located in Shenzhen will be subject to a gradual increase in rates over the five-year transition period, from 9% in 2008 to 10% in 2009, 22% in 2010, 24% in 2011 and the new statutory enterprise income tax rate of 25% from 2012 onwards. 7 Days Shenzhen’s branches located in cities other than Shenzhen will be subject to a tax rate of 12.5% in 2008 and 2009 under the phase-out rules, and the new statutory enterprise income tax rate of 25% from 2010 onwards. In addition, Guangzhou Seven Software Development Co., Ltd., or Guangzhou Seven, another PRC subsidiary of us, is entitled to a two-year full exemption followed by a three-year 50% tax exemption holiday on the basis of its status as a software development company.  Guangzhou Seven commenced its tax holiday in 2010 and thus is exempt from income tax in 2010 and 2011, and is subject to income taxes at a rate of 12.5% from 2012 to 2014 and at a rate of 25% from 2015 onwards.

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

Under China’s New EIT Law that became effective on January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” and is generally subject to the uniform 25% enterprise income tax rate on its worldwide income. In addition, a tax circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned additional details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on proceeds from our IPO and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the enterprise income tax law and its implementing rules dividends paid to us from our PRC subsidiary would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax because the PRC foreign exchange control authorities, which enforce the withholding tax, or the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise shareholders or a potential withholding tax of 20% for non-PRC individual shareholders is imposed on dividends we pay to them and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect.  We are actively monitoring the “resident enterprise” classification rules and are evaluating appropriate organization changes to avoid this treatment, to the extent possible.

The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiary to us through our Hong Kong subsidiary and we may not able to obtain certain treaty benefits under the relevant tax treaty.

We are a holding company incorporated under the laws of the Cayman Islands.  We conduct substantially all of our business through our PRC subsidiaries and we derive all of our income from it.  Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax.  However, such tax exemption ceased after January 1, 2008 with the effectiveness of the New EIT Law and a withholding tax rate of 10% will apply on such dividends, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise. In October 2009, the State Administration of Taxation further issued the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits, and “beneficial owners” refers to individuals, enterprises or other organizations which are normally engaged in substantive operations. These rules also set forth certain adverse factors on the recognition of a “beneficial owner.” Specifically, they expressly exclude a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from being a “beneficial owner.” As a result, dividends from our PRC subsidiaries paid to us through our 7 Days Inn Group (HK) Limited may be subject to a reduced withholding tax at a rate of 5% if our 7 Days Inn Group (HK) Limited is determined to be a Hong Kong tax resident and is considered to be a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Otherwise, we may not be able to enjoy the preferential withholding tax rate of 5% under the tax treaty and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to us through our 7 Days Inn Group (HK) Limited.

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

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected real property in which we operate our hotels may need to be demolished or removed. As a result, we may have to relocate our hotels to other locations. To date, we have only experienced one instance of demolition and relocation in Wuhan, but may experience more in the future. Any such demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operating results following any relocation. While we may be reimbursed for such demolition and relocation, the reimbursement, as determined by the relevant government authorities, may fail to sufficiently cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among others, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar between July 21, 2005 and December 31, 2010. However, the PBOC regularly intervenes in the foreign exchange market to achieve policy goals. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. More recently, the PRC government has indicated a willingness to allow the RMB to appreciate against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change going forward.

Substantially all of our revenues and costs are denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. We rely entirely on dividends paid to us by our subsidiaries in China. Any significant fluctuation in the Renminbi exchange rate may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the Renminbi against the U.S. dollar would make any new Renminbi-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into the Renminbi, as the Renminbi is our reporting currency. Furthermore, a depreciation of the Renminbi against the U.S. dollar would decrease the value of our Renminbi-denominated profits in U.S. dollar terms and increase the value of any U.S. dollar-denominated debt on our balance sheet. As of December 31, 2010, our U.S. dollar-denominated financial assets consisted of bank deposits amounting to US$7.07 million.

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

Sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2010, we had 149,647,613 ordinary shares outstanding. All shares sold in our IPO are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions, as applicable, under Rule 144 under the Securities Act or under contractual arrangements. To the extent that such shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares have the right to cause us to register the resale of up to 114,222,932 shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement relating to such shares. Resales of these registered shares in the public market, or the perception that such resales could occur, could cause the price of our ADSs to decline.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

As of March 31, 2011, our executive officers, directors and principal shareholders beneficially own approximately 60.4% of our outstanding shares. These shareholders, acting individually or as a group, could exert control over and substantially influence matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who own our ADSs.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010, and do not expect to be a PFIC for any taxable year in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2011 or for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see Item 10.E, “Taxation—Passive Foreign Investment Company.”

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2010 Revision), as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

A. History and Development of the Company

We incorporated 7 Days Inn in the Cayman Islands in October 2004. We have implemented an offshore holding company structure and we conduct substantially all of our operations in China through our PRC wholly-owned subsidiaries and their respective subsidiaries and branches. For additional information on our holding company structure, see Item 7.B, “Related Party Transactions—Transactions Related to Our Offshore Holding Company Structure.” See Item 4.C, “Organizational Structure” for a diagram illustrating our corporate structure and the place of formation and affiliation of our subsidiaries and branches as of December 31, 2010.

B. Business Overview

Overview

We are a leading and fast growing national economy hotel chain based in China. We convert and operate limited service economy hotels across major metropolitan areas in China under our award-winning “7 Days Inn” brand. We strive to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to our guests’ needs. Two important drivers of our business are our 7 Days Club and our eCommerce platform, which is supported by our IT system. We were the second largest economy hotel chain in China based on the total number of hotels as of December 31, 2010. As of December 31, 2010, we had 568 hotels in operation, 247 of which were managed hotels, with 56,410 hotel rooms in 89 cities, and an additional 197 hotels with 19,345 hotel rooms under conversion. Upon completion of these hotels, we will cover 119 cities in China.

Approximately 16.5 million members have registered with our 7 Days Club as of December 31, 2010. Our eCommerce platform, supported by our IT system, allows our guests to make reservations through various electronic reservation channels, receive confirmations and make payments in real-time. According to Alexa.com, an Internet information company that tracks website traffic, we had the top ranked website for Internet traffic among Chinese economy hotel chains as of December 31, 2010. The popularity of our various electronic reservation channels with our members and guests has reduced our reliance on more costly third-party agents, which accounted for only approximately 1% of our total hotel room reservations for 2009 and 2010, respectively. In addition, our IT system, with its centralized database, integrates and links each hotel’s local management system with our central network, and provides our management with real-time financial, operating and reservation information. By leveraging our eCommerce platform, 7 Days Club and IT system, we plan to continue to manage our business, enhance customer loyalty and grow our number of hotels and hotel rooms.

We have historically grown our 7 Days Inn hotel chain by leasing and converting existing real estate properties meeting our site and other selection criteria. We refer to these hotels as our “leased-and-operated” hotels. For our leased-and-operated hotels, we target existing properties as opposed to new construction because we believe this strategy results in more favorable lease terms. More recently, we expanded our focus to include hotel management arrangements and the number of our managed hotels increased significantly in 2010 compared to that of 2009. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. We refer to these hotels as our “managed” hotels. Under our standardized hotel management arrangements, we license our brand to third parties and are responsible for managing these hotels, including hiring and appointing the hotel management personnel, training hotel managers and staff and managing sales, financial and operating performance, allowing us to control brand consistency and ensure that we offer high quality accommodations to our guests. We do not own the real property on which, or the buildings in which, any of our hotels are operated. Our 7 Days Inn hotel chain has a national footprint with hotels in operation and under conversion in 29 of 31 provinces in China as of December 31, 2010. We established our initial hotels in 2005 and 2006 primarily in southern China, particularly in Guangzhou and Shenzhen. In 2007, we continued our on-going expansion efforts in existing markets and expanded into central, southwest and eastern China, covering cities such as Chongqing, Wuhan and Shanghai, as well as the national capital of Beijing in the north. In 2008, we continued our national expansion by targeting the provincial capital of most provinces. In 2009 and 2010, we were continuing our national expansion with an increased focus on managed hotels. We have more hotels in operation than any of our five primary national economy hotel chain competitors in Guangzhou (56 hotels), Shenzhen (43 hotels), Wuhan (39 hotels), Changsha (26 hotels), Chengdu (21 hotels), Chongqing (20 hotels) and Guiyang (16 hotels), seven cities with aggregate population of approximately 91 million. We also have a strong presence in Beijing (59 hotels), Nanjing (22 hotels) and Jinan (15 hotels), three cities with aggregate population of approximately 33 million. In addition, we have 28 hotels in Shanghai.

Our 7 Days Inn National Hotel Chain

We are dedicated to providing consistent and high-quality accommodations and services to our guests in a friendly environment, allowing them to enjoy affordable, clean, comfortable, convenient and safe lodging at any of our 7 Days Inn hotels. As of December 31, 2010, we had 568 hotels in operation, 247 of which were managed hotels, with 56,410 hotel rooms in 89 cities, and an additional 197 hotels with 19,345 hotel rooms under conversion. Upon completion of these hotels, we will cover 119 cities in China.

We intend to continue our targeted geographic expansion strategy through both leased-and-operated and managed hotels to achieve meaningful market share, local brand recognition, critical mass and economies of scale. We also intend to continue to expand into additional cities in China meeting certain conversion criteria, including sufficient local GDP, airport handling capacity, concentration of competitors and other economic factors. We believe cities meeting our conversion criteria and exhibiting positive market indicators generally have the potential for sustainable and increasing demand for hotel accommodations. In addition, we intend to continue expanding through hotel management arrangements, capitalizing on the maturity of our hotel chain and our brand recognition, as well as continuing to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. In 2011, we expect to convert approximately 80 leased-and-operated hotels and 210 managed hotels.

The following table sets forth the number of our hotels by city, including hotels under conversion, as of December 31, 2010:

	Leased-and-operated		Managed
	hotels		hotels		Total hotels
	Hotels in	Hotels	Hotels in	Hotels	in operation
	operation	under	operation	under	and under
City		conversion(1)		conversion(1)	conversion(1)
Beijing	31	3	28	12	74
Guangzhou	42	1	14	13	70
Wuhan	25	1	14	9	49
Shenzhen	30	—	13	5	48
Changsha	18	3	8	4	33
Shanghai	15	1	13	3	32
Chengdu	15	—	6	5	26
Nanjing	16	2	6	—	24
Chongqing	13	—	7	4	24
Guiyang	13	2	3	2	20
Jinan	8	—	7	5	20
Xiamen	3	1	4	10	18
Nanchang	10	2	3	1	16
Xian	13	—	1	2	16
Foshan	4	2	5	2	13
Dongguan	7	—	2	2	11
Suzhou	1	—	5	4	10
Kunming	5	—	4	—	9
Qingdao	1	—	3	5	9
Shenyang	5	—	2	2	9
Hangzhou	2	1	5	—	8
Nanning	7	1	—	—	8
Tianjin	5	—	2	1	8
Zhengzhou	1	—	5	2	8
Dalian	2	—	2	3	7
Fuzhou	2	1	3	1	7
Ningbo	3	1	3	—	7
Zhuhai	2	1	4	—	7
Harbin	4	—	2	—	6
Lanzhou	2	—	1	3	6
Shijiazhuang	—	—	5	1	6
Zhuzhou	3	—	2	1	6
Other cities	13	2	65	70	150
Total	321	25	247	172	765

(1)
Hotels under conversion include hotels which have not commenced operations but for which we have entered into binding lease agreements or hotel management arrangements with the respective lessors or managed hotel owners, as the case may be, and have commenced conversion activities.

Our hotels are strategically located to provide our guests with convenient access to major office buildings and shopping centers, universities, convention and exhibition centers, and transportation hubs. Our typical hotel has 80 to 120 hotel rooms. Each hotel has a standardized design, appearance, decor, color scheme, lighting scheme and set of guest amenities in each hotel room. The hotel rooms in each of our hotels are divided into several classes and are offered at different rates and with different amenities. Our hotel rooms typically include a standard bedding package, a comfortable work space, free broadband Internet access, cable television, air-conditioning, and a bathroom with a walk-in shower.

We set hotel room rates based on several factors, including local market conditions and the location of our hotels, and set more competitive hotel room rates for new hotels in cities where we do not already have a presence while our hotels mature and we increase occupancy rates. For new hotels in cities where we already have a presence, we typically set hotel room rates to correspond with hotels already in operation. However, rates for our hotel rooms can vary within a particular city depending on the location and maturity of a particular hotel. Once a hotel has established a presence and occupancy rates have increased, we may gradually increase hotel room rates depending on market conditions and other factors. In addition, rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions. For example, in 2010, the average hotel room rates in Beijing and Jinan were RMB190.7 (US$28.9) and RMB138.4 (US$21.0), respectively.

The following table presents certain selected operating data as of and for the dates and periods indicated. Our results of operations have been and will continue to be significantly affected by these operating measures which are widely used in our industry.

	As of and for the year ended December 31,
	2008	2009	2010
Hotels in operation(1)	223	337	568
Leased-and-operated hotels	206	236	321
Managed hotels(2)	17	101	247

Hotels under conversion(1)	49	64	197
Leased-and-operated hotels	34	6	25
Managed hotels	15	58	172

Total hotel rooms for hotels in operation(1)	22,352	32,836	56,410
Leased-and-operated hotels	20,697	23,764	32,825
Managed hotels	1,655	9,072	23,585

Total hotel rooms for hotels under conversion(1)	4,821	6,168	19,345

Number of cities covered for hotels in operation(1)	33	54	89

Average occupancy rate(3)	88.1%	88.3%	88.7%
Leased-and-operated hotels	88.4%	89.2%	91.0%
Managed hotels	83.3%	82.8%	84.0%

Average daily rate (in RMB)	159.9	159.6	162.3
Leased-and-operated hotels	160.4	160.0	164.9
Managed hotels	151.2	156.2	156.7

RevPAR (in RMB)	140.9	140.9	143.9
Leased-and-operated hotels	141.8	142.7	150.0
Managed hotels	126.0	129.3	131.6

(1)	As of the end of each period.
(2)	Includes one managed hotel in which we own a noncontrolling interest for each period.
(3)	Occupancy rates for certain hotels benefit from rental of the same hotel room multiple times a day.

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

Leased-and-Operated Hotels

For our leased-and-operated hotels, we lease properties from real estate owners or sublease from other lessees and we carry out conversion of those properties to conform to the standards of 7 Days Inn. We do not own the real property on which, or the buildings in which, any of our hotels are operated. We are responsible for repairs and maintenance and operating expenses of our properties over the term of the lease. We also are responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels. As one of the leading economy hotel chains in China, we are generally able to establish credibility with property owners to secure desirable properties on commercially reasonable terms. We typically pay fixed rent on either a monthly or quarterly basis for the first three to five years of the lease term, after which we may be subject to a 3% to 5% increase every three to five years during the term of the lease. We generally have a right of first refusal to extend the lease after the initial term expires. The annual rent for our leased-and-operated hotels varies depending on the location, size and condition of the hotel property, and as of December 31, 2010, the average term of our leases is 12 years. Certain of our leases provide for a rent-free period which typically relates to the period during which we are engaged in conversion activities. In general, upon expiration of a lease, we may dispose of the removable facilities, equipment and appliances installed by us while leasehold improvements and fixtures are retained by the lessor of the premises. In the case of early termination of a lease due to the lessor’s default, we generally are entitled to take all removable items installed by us, and we may be compensated for the amount we spent on leasehold improvements and entitled to liquidated damages. In the case of early termination of a lease due to our default, we generally are entitled to take all removable items installed by us and the lessor is entitled to the leasehold improvements which result from our investments and liquidated damages.

We have entered into a total of six joint ventures with other companies, two in Beijing and one in each of Shanghai , Shenzhen, Chengdu and Ningbo, and we control each of our joint ventures, owning 70%, 70%, 70% ,65%, 80% and 65% of the equity interests in these joint ventures, respectively. These joint ventures operate seven leased-and-operated hotels. We have an investment in Wuxi Shenglong which operates one of our hotels in Wuxi pursuant to a hotel management arrangement. The 30% equity interest in Wuxi Shenglong is held directly by Mr. Nanyan Zheng, our chief executive officer, for the benefit of our company pursuant to an agreement entered into between Mr. Zheng and us.

Managed Hotels

Beginning in 2009, we expanded our focus to include hotel management arrangements. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. As of December 31, 2010, a total of 247 of our hotels are operated under hotel management arrangements and an additional 172 managed hotels are under conversion. Under our hotel management arrangements, we license our brand to property owners, lessors or existing hotel operators, and we are responsible for managing these hotels, including decisions regarding hiring, appointing and training hotel managers and staff and managing sales, financial and operating performance. Our proprietary IT system is installed in and used to operate all of our managed hotels. We also provide assistance to our managed hotel owners in property design, leasehold improvement and construction project management in accordance with our rigorous standards. Under our hotel management arrangements, we negotiate on-going service fees based on a percentage of the managed hotel’s revenue, typically 5% to 7% of the total revenue of a managed hotel. Before December 2009, we also charged a deposit which was refundable upon termination of the management agreement. The term of our hotel management arrangements ranges from 3 to 15 years (for the management agreements signed in and after 2009, most of the terms are 5 years) and is renewable upon mutual agreement between us and managed hotel owners As part of our strategy to rapidly grow our portfolio of managed hotels and to encourage potential managed hotel owners to enter into hotel management arrangements with us, we did not charged a service fee upon entering into management agreements prior to December 2009. Now that we have grown our managed hotel portfolio, we began charging a service fee upon entering into management agreements in December 2009. This service fee replaced the deposit described above in December 2009. Such service fees are recognized when the underlying service has occured.

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

Our 7 Days Club Membership Program

Since our inception, our 7 Days Club has attracted guests by rewarding frequent stays with points towards free room nights, exclusive discounts on hotel room rates, the ability to make reservations through our eCommerce platform’s various electronic reservation channels, and other rewards. Corporations are also eligible to join our 7 Days Club and employees of corporate members may enjoy all of the benefits afforded to individual members. Approximately 16.5 million members have registered as members of our 7 Days Club as of December 31, 2010. In each of 2009 and 2010, our members accounted for approximately 98% and 99% of our total hotel room nights sold, including members who joined our 7 Days Club at the time of check in to take advantage of a hotel room discount.

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

In addition, we are constantly exploring ways to increase the number of 7 Days Club members and usage of our eCommerce platform and, ultimately, to generate additional non-room revenues through our membership base and eCommerce platform. For example, we entered into an arrangement with China Merchants Bank to offer a co-branded credit card with holders of the co-branded credit card automatically becoming 7 Days Club members and earning five times the typical China Merchants Bank award points when the co-branded credit card is used to pay at our hotels, and an arrangement with China Southern Airlines whereby any 7 Days Club member may use points earned by staying at our hotels towards mileage rewards offered by China Southern Airlines if the member is also a China Southern Airlines “Sky Pearl Club” member. We also have promotional arrangements with other leading Chinese banks and airline operators such as Industrial and Commercial Bank of China, Air China and China Eastern Airlines, as well as other Chinese companies such as Tencent, Inc. As our members are more regularly drawn to and utilize our eCommerce platform, we believe opportunities to offer our members additional products and services though our eCommerce platform increase. Additional products and services might include offerings by third-party partners through our eCommerce platform of (travel accident insurance, rental cars and additional airline ticket direct sales for which we might generate a booking or referral fee. For example, we cooperated with Itour.cn, a travel reservation company, to offer service to our members to book airline tickets from Itour.cn through our eCommerce platform.

We encourage our members to discuss their experiences and provide feedback on our website, and we continually monitor our members’ suggestions and complaints in order to improve the quality of our accommodations and services. We use our eCommerce platform to survey our members and solicit candid feedback. We currently offer membership points to members who complete an online survey and we averaged approximately 96,000 responses per month under this program in 2010. Historically, our most common suggestions and complaints relate to service attitude and efficiency and membership preferences. We follow up on specific complaints with both the guest and the relevant hotel. In certain cases, we may offer membership points, refunds, coupons or other incentives to guests depending on the nature of the complaint and any loss suffered. We use representative complaints as case studies for our training programs to enhance our overall quality of service and to prevent similar problems in the future.

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

•
reserve a room through various electronic reservation channels, including our website or by wireless application protocol, or WAP, or by short messaging service, or SMS, or by directly phoning a hotel, or by phoning our call center using a toll-free number, and receive an immediate booking confirmation;

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

Hotel Chain Expansion

We established our initial hotels in 2005 and 2006 primarily in southern China, particularly in Guangzhou and Shenzhen. Since then, we have continued our on-going expansion efforts, targeting cities of Guangzhou, Shenzhen, Beijing and Shanghai, as well as other regions and provinces, including cities such as Changsha, Chongqing and Wuhan. When we enter a market, our goal is to open multiple hotels to achieve meaningful market share, local brand recognition, critical mass and economies of scale, while at the same time ensuring consistency in our accommodations and services. Once we achieve adequate scale in a particular metropolitan area, we seek to leverage our brand to expand in nearby markets. We typically prefer to lease and operate our hotels. We have more recently expanded primarily through hotel management arrangements and converted 146 managed hotels in 2010 compared to 85 leased-and-operated hotels during the same period. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain without the same level of capital expenditures as our leased-and-operated hotels. However, we expect to convert approximately 80 leased-and-operated hotels and 210 managed hotels in 2011. In any event, we intend to opportunistically pursue hotel management arrangements which can provide us access to highly desirable locations or allow us to expand in cities outside of our key target markets without a significant commitment of capital.

We follow a structured and systematic expansion process with respect to our new hotels. We have implemented a team-based, flat decision-making process that allows us to make rapid decisions to capitalize on market opportunities. To implement our conversion process for our leased-and-operated hotels and our selection and sourcing of managed hotels, we have a centralized project management team based in our head office in Guangzhou, 18 regional development teams comprised of one or two members for development of leased-and-operated hotels, and 14 regional development teams ranging in size from three to four members for development of managed hotels allocated among various cities throughout China. Our centralized project management team supports our regional development teams, which have primary responsibility for researching and evaluating new markets and locations, conducting feasibility studies for proposed locations, identifying potential managed hotel owners and negotiating the commercial terms of our leases and hotel management arrangements. We also rely on our regional development teams to help us establish and coordinate relationships with local governments, supervise construction contractors, and monitor the performance of our hotels, which help influence future market and location selections. We also train our regional development team members, contractors and managed hotel owners in our basic construction standards. In addition, we seek to appoint a hotel manager at least 60 days before opening so that the hotel manager can participate in the conversion process.

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

General Market Criteria. General market criteria include local gross domestic product, or GDP, airport handling capacity, concentration of competitors, and other economic factors. Our experience indicates that our key target cities and other large cities generally meet our general market criteria for both leased-and-operated hotels and managed hotels. We have identified certain cities meeting our general market criteria that we believe generally have the potential for sustainable economic growth and the ability to support multiple 7 Days Inn hotels. We refer to these cities as our key target cities.

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

Conversion . For our leased-and-operated hotels, we commence conversion after definitive agreements with the owner or lessor have been executed. Each of our construction projects is supervised by the contractor’s project manager, who is trained and monitored by our centralized project management team. We generally engage general contractors for our construction projects locally. The general contractors are typically responsible for identifying and selecting local subcontractors to complete various phases of construction. A majority of the construction materials and supplies for the new hotel are purchased by our contractors according to our contract specifications. We typically withhold 5% to 10% of the contract price for up to one year following completion of construction as a quality control measure.

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

We have incurred capital expenditures for our leased-and-operated hotels primarily related to leasehold improvements and investments in furniture, fixtures and equipment, technology and information and operational systems. Our capital expenditure cash payments totaled RMB405.2 million, RMB 326.4 million and RMB425.6 million (US$64.5 million) in 2008, 2009 and 2010, respectively. As of December 31, 2010, we expected to pay approximately RMB113.0 million (US$17.1 million) of capital expenditures in connection with recently completed leasehold improvements and the completion of the leasehold improvements of 25 leased-and-operated hotels under conversion as of December 31, 2010.

Sales and Marketing

Our core targeted guests consist of the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging. We also focus sales and marketing efforts on technology-savvy guests. In 2010, approximately 87% of our members were under the age of 40. With the participation of our local hotel managers, our headquarters typically set, review and adjust our hotel room rates based on local market conditions and the location of our hotels. We generally offer our hotel room rates to members of our 7 Days Club that are discounted to the hotel room rates offered to non-members depending on the location and maturity of the hotel and other demand factors. Once the hotel room rates are set, neither the sales teams at our headquarters nor our local hotel managers are permitted to change them in their daily sales and marketing activities. The rates of our hotel rooms marketed and sold through third-party agents are the same as those offered by us to our members. We believe our competitive and transparent pricing policy has enabled us to increase and subsequently maintain high customer loyalty and occupancy rates, thereby minimizing our reliance on more costly third-party agents.

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

We currently advertise and promote our “7 Days Inn” brand and 7 Days Club through our partnership arrangements with China Merchants Bank, China Southern Airlines and other Chinese companies, and through the Internet pursuant to our arrangements with a number of renowned Internet companies in China. We also market our 7 Days Inn hotels and 7 Days Club through promotional events, special holiday promotions, and joint promotional activities with strategic partners. We intend to enter into additional arrangements in the future to further promote our membership base, hotel network and brand image.

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

Key elements of our centralized hotel management programs include the following:

Budgeting and Monitoring. Our corporate office personnel set a detailed annual budget for revenues and cost categories of each hotel based on historical and projected operating performance of the hotel, planned targeted marketing, planned renovations, operational efficiencies and local market conditions. Through the use of our centralized IT system, we are able to track each hotel’s daily occupancy, revenues and other operating data.We also are able to identify potential issues for further investigation. As a result, we can efficiently and effectively monitor the actual performance of each hotel and can adjust sales efforts and other resources in time to take advantage of changes in the market and to maximize our profitability. Our IT system allows us to delegate significant responsibility to individual hotel managers, including management of hotel operating costs and the selection of hotel staff, which we believe encourages innovative and entrepreneurial behavior.

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

Our IT system also allows us to centralize our financial management, budget control and accounting and bookkeeping functions, which allows us to avoid multiple layers of management on a regional or local basis, reduce personnel and eliminate multiple-system costs. As a result, we have reduced the headcount of our corporate staff despite our significant expansion from 348 as of December 31, 2007, to 316 as of December 31, 2008, to 291 as of December 31, 2009. As of December 31, 2010, although our total hotels in operation increase by 68.5% compared to December 31, 2009, our corporate staff headcount increased by 23.4% to 359 compared to that as of December 31, 2009.

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

Recruiting   We seek to hire entrepreneurial, motivated and customer service oriented managerial employees with backgrounds and experience in hotel, service and other industries. We source potential management candidates through two distinct tracks: (1) we use staffing firms and hiring agents, as well as newspaper advertisements and website postings, to identify experienced candidates; and (2) we have implemented an on-campus recruiting program that seeks to identify capable and motivated potential management candidates and provides each of them with an opportunity to become an assistant hotel manager after successful completion of a two-year training and employment program. Our hiring process for hotel managers includes an initial screening interview, followed by further interviews and group testing. Successful candidates in the screening and interview process must then complete our two-month training program before being assigned to their respective hotels.

Training  To promote consistent and high-quality accommodations and customer satisfaction, we have standardized our policies and procedures in a detailed procedural manual that all employees are required to adhere to, and we have implemented extensive training programs, including various eLearning courses, and periodic tests for managerial and other hotel-based staff primarily through our 7 Days Inn management academy. Candidates for hotel manager are required to undergo a two-month training period, during which they receive classroom and practical training in managing all core aspects of our hotel operations, as well as our company culture and philosophy. At the end of the two-month training period, new managers must pass a test before being assigned to their respective hotels. We also require our managed hotel owners to complete our training program so they are familiar with our policies and procedures and company culture and philosophy before opening their managed hotel.

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

Performance Evaluation and Compensation To ensure that all of our hotels perform to our standards, we have established a clearly defined performance evaluation system based on a comprehensive set of key performance indicators that are aligned with a corresponding compensation and bonus structure and we assess these key performance indicators on a real-time basis. For example, 30% of each hotel manager’s base salary is based upon our determination of satisfactory performance at the local and company-wide level. We also provide hotel managers with the opportunity to earn quarterly and year-end bonuses and participate in our stock option plan. In addition, we provide capable and experienced hotel staff with opportunities to be promoted to management positions. We believe our performance-linked compensation structure, career-oriented training and career advancement opportunities, as well as the significant level of responsibility we delegate, are the key drivers that motivate our employees and encourage their entrepreneurship. As a result, we have experienced a low attrition rate among our hotel managers since our inception. The following table sets forth a breakdown of our employees for each of the periods indicated:

	As of December 31,
	2008	2009	2010
Corporate staff	316	291	359
Hotel-based staff	5,758	7,883	13,628
Hotel direct support staff(1)	155	270	356
Total	6,229	8,444	14,343

(1)	Includes call center staff, hotel bookkeepers and cashiers and regional laundry management personnel.

We have outsourced the human resources administration with respect to our employees below the level of assistant hotel manager to three specialized human resources companies owned and controlled by third parties. These human resources companies are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of covered employees. Although these employees are recruited, hired and retained by us, they enter into employment contracts directly with these human resources companies. By outsourcing these functions, we are able to eliminate the need for local human resource managers for each of our hotels. We have not experienced any business interruptions due to these arrangements, and we believe we can switch human resources companies and transfer our employees to replacement companies, if necessary, without substantial business interruptions in the future.

None of our employees is represented by a labor union and we consider our relations with our employees to be good.

Competition

The lodging industry in China is highly fragmented and competitive, and we expect competition to persist and intensify. Competition is primarily based on hotel room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, service quality, range of services and guest amenities. We believe we currently compete primarily with the other leading national economy hotel chains, such as Home Inns & Hotels Management, Jinjiang Inn Co., Ltd., and China Lodging Group, Limited., based on scale and national coverage. There are also various regional and local economy hotel chains and local guest houses in the markets in which we operate, but we believe the leading national economy hotel chains will continue to capture market share at their expense. We also compete with one-, two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels and many of the amenities available at those hotels, while maintaining competitive pricing and high-quality services tailored to our guests. In addition, we also compete with other hotel brands for desirable locations and potential managed hotel owners based on the strength of our brand and the terms of our hotel management arrangements. In the future, we may face increased competition from our existing competitors due to new partnerships and possible consolidation among competitors in China, arrangements or investments, such as the investment by Ctrip, the leading Chinese travel website, in two of our large competitors. We may also face competition from new players in the economy hotel segment in China since developing or converting an economy hotel requires a smaller commitment of capital and human resources and the PRC government may adopt measures designed to increase the number of economy and other hotels in China. This relatively low barrier to entry permits new competitors to enter or expand in our markets quickly and compete with our business. Furthermore, we may face competition from all other hotels for guests in each of our markets, as our guests may change their travel and spending patterns and choose to stay in hotels in different segments.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws, as well as imposing confidentiality obligations on our employees, contractors and others. Our intellectual property rights include the following:

•	we have received copyright registration certificates for 12 software programs developed by us;
•	we have applied for two utility model patents for our modular bathroom, of which we received two utility model patents in 2009;
•	we have applied for trademark registration of our “7 Days Inn” brand and logo in China, Hong Kong, the United States and Malaysia; and
•	we have registered more than 40 domain names.

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

Facilities

Our headquarters are located in Guangzhou, China, where we lease approximately 2,467 square meters of office space. As of December 31, 2010, we leased 321 out of our 568 hotels with an aggregate size of approximately 1.21 million square meters. Our remaining 247 hotels were managed by us pursuant to managed hotel arrangements. For detailed information about the locations of our hotels, see “—Our 7 Days Inn national hotel chain.”

In November 2010, we acquired the land use rights over a piece of land with a total area of 7,015 square meters with a total purchase price of RMB24.7 million (US$3.7 million).  This land is located in the Guangzhou Development Zone in Guangzhou, Guangdong Province.  We intend to build an office building on this piece of land to be used as our corporate headquarters in China.

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We do not expect any of these proceedings, investigations or claims, individually or in the aggregate, to have a material adverse effect on our business, financial condition or results of operations.

In October 2008, Tianjin Nanyang General Services Co., Ltd.,  or Tianjin Nanyang, brought a lawsuit against 7 Days Shenzhen before The First Intermediate People’s Court of Tianjin. Tianjin Nanyang claimed that 7 Days (Shenzhen) breached a lease agreement and damaged its property during a renovation and sought damages of RMB9.2 million (US$1.4 million).  Based on the information currently available, we consider that no provision is required to be made as of December 31, 2010 in respect of this lawsuit because the likelihood of an adverse outcome is remote.

Regulation

        The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, which became effective as of December 1, 2007. Under this regulation, the hotel industry, other than the construction and operation of top-grade hotel, belongs to the category of permitted foreign investment industry and there is no restriction on foreign investment in hotel businesses in China, other than regular business license and other permits that must be possessed by every lodging business in China. There are no regulatory ceilings on room rates in China. The market-based pricing is permissible for the hotel industry and room rates may be determined at the sole discretion of hotel management. Relative to other industries in China, regulation of the hotel industry in China is still developing and evolving. As a result, most legislative action has consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislation. Many of these standards, rules and circulars date from the late 1990’s, and it is expected that they may be amended, revised or expanded in the coming years as the hotel industry in China matures. This section summarizes the principal PRC regulations currently relevant to our business and operations.

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the State Council promulgated Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary to Be Retained, which was amended in January 2009. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a Special Industry License. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law, behaving suspiciously or an offender wanted by the public security authority.

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulations, according to which, a hotel must obtain a public area hygiene license before opening for business. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulations. Starting from May 1, 2011, hotel operators shall establish hygiene administration system and keep records of hygiene administration.

In February 2009, China adopted the PRC Law on Food Safety, according to which any hotel that provides food must obtain a food distribution license or a catering service permit. In April 1998, SCNPC enacted the Fire Prevention Law, which was amended in 2008. The Fire Prevention Law requires that public gathering places such as hotels pass a fire prevention safety inspection by the local public security fire-fighting department prior to opening for business. In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places, and in March 2006, the Ministry of Culture issued the Circular on Carrying out the Regulations for Administration of Entertainment Places, under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations. The above regulations also set forth obligations concerning public security, hygiene, fire prevention, and other standards relating to the operation of public facilities. The relevant administrative authorities may impose penalties and even shut down hotels that violate the provisions.

On October 18, 2010, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration approved and issued Classification and Accreditation for Star-rated Tourist Hotels (GB/T14308-2010), which became effective on January 1, 2011. On November 19, 2010, the National Tourist Administration, or the NTA, promulgated the Implementation Measures of Classification and Accreditation for Star-rated Tourist Hotels, which became effective on January 1, 2011. Under these regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for three years.

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

Franchisors are generally required to file franchise contracts with local counterparts of the Ministry of Commerce. Failure to report franchising activities may result in penalties such as fines up to RMB100,000 (US$14,650). In the first quarter of every year, franchisors are required to report to Ministry of Commerce or its local counterparts any franchising contracts they executed, canceled, renewed or amended in the previous year.

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

Regulations on Foreign Currency Exchange

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and in 2008 and various regulations issued by SAFE, and other relevant PRC government authorities, the Renminbi is convertible for current account items, such as trade related receipts and payments, interest and dividend. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in RMB.

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

Regulations on Dividend Distributions

Under the regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures, wholly foreign owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside at least 10% of their accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of these enterprises. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

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

C. Organizational Structure

We incorporated 7 Days Inn in the Cayman Islands in October 2004. We have implemented an offshore holding company structure and we conduct substantially all of our operations in China through our PRC wholly-owned subsidiary, 7 Days Shenzhen, and its subsidiaries and branches. For additional information on our holding company structure, see Item 7.B, “Related Party Transactions—Transactions Related to Our Offshore Holding Company Structure.” The following diagram illustrates our corporate structure and the place of formation and affiliation of our subsidiaries and branches as of December 31, 2010:

(1)
These nineteen wholly-owned subsidiaries are Guangzhou 7 Days Hotel Management Co., Ltd., Guangzhou 7 Days Inn Co., Ltd., Chengdu 7 Days Hotel Management Co., Ltd., Fuzhou Gulou District 7 Days Hotel Management Co., Ltd., Guiyang 7 Days Hotel Management Co., Ltd., Wuhan 7 Days Hotel Management Co., Ltd., Xi’an 7 Days Hotel Management Co., Ltd., Tianjin 7 Days Hotel Management Co., Ltd. , Jinan 7 Days Hotel Management Co., Ltd., Guiyang Nanming 7 Days Hotel Management Co., Ltd., Foshan 7 Days Inn Co., Ltd., Shenyang 7 Days Hotel Management Co., Ltd., Kunming 7 Days Hotel Management Co., Ltd., Nanjing 7 Days Speedy Hotel Management Co., Ltd., Hefei 7 Days Hotel Management Co., Ltd., Nanjing 7 Days Shabo Hotel Management Co., Ltd., Guangzhou Haoyu Hotel Management Co., Ltd, Guangzhou 7 Days Four Searsons Apparel Co., Ltd and Shanghai 7 Days Investment Management Co., Ltd.

(2)
These four wholly-owned subsidiaries are Nanchang 7 Days Hotel Management Co., Ltd, Guangzhou Zhongke Hotel Enterprise Management Co., Ltd, Guizhou Yijiaju Hotel Management Co., Ltd., and Xiamen Xinqi Inn Co., Ltd. The former three subsidiaries are owned by Guangzhou 7 Days Hotel Management Co., Ltd. The latter two are owned by Guiyang 7 Days Hotel Management Co., Ltd. and Fuzhou Gulou District 7 Days Hotel Management Co., Ltd, respectively.

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

A. Operating Results

Overview

We are a leading and fast growing economy hotel chain based in China. We operate limited service economy hotels across major metropolitan areas in China under our “7 Days Inn” brand. Our 7 Days Inn hotel chain has grown from 5 hotels in 2 cities as of the end of 2005 to 568 hotels in 89 cities as of December 31, 2010. We have more hotels in operation than any of our five primary national economy hotel chain competitors in Guangzhou (56 hotels), Shenzhen (43 hotels), Wuhan (39 hotels), Changsha (26 hotels), Chengdu (21 hotels), Chongqing (20 hotels) and Guiyang (16 hotels), seven cities with aggregate population of approximately 91 million. We also have a strong presence in Beijing (59 hotels), Nanjing (22 hotels) and Jinan (15 hotels), three cities with aggregate population of approximately 33 million. In addition, we have 28 hotels in Shanghai. Our revenues grew from RMB54.9 million in 2006, to RMB252.8 million in 2007, to RMB721.4 million in 2008, to RMB1,141.3 million in 2009 and to RMB1,498.9 million (US$227.1 million) in 2010.

We have historically grown our 7 Days Inn hotel chain by leasing and converting existing real estate properties meeting our site and other selection criteria. We refer to these hotels as our “leased-and-operated” hotels. For our leased-and-operated hotels, we target existing properties as opposed to new construction because we believe this strategy results in more favorable lease terms. Since 2009, we have expanded our focus to include hotel management arrangements. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. We refer to these hotels as our “managed” hotels. Under our standardized hotel management arrangements, we license our brand to third parties and are responsible for managing these hotels, including hiring and appointing hotel managers and staff and installing and maintaining our IT system, allowing us to control brand consistency and ensure that we offer high quality accommodations to our guests. We do not own the real property on which, or the buildings in which, any of our hotels are operated. As of December 31, 2008, 2009 and 2010, we had 223, 337 and 568 hotels in operation, including 17, 101 and 247 managed hotels as of those dates, respectively. In 2011, we expect to convert approximately 80 leased-and-operated hotels and 210 managed hotels.

Our hotels are strategically located to provide our guests with convenient access to major office buildings and shopping centers, universities, convention and exhibition centers, and transportation hubs. Our typical hotel has 80 to 120 hotel rooms. Each hotel has a standardized design, appearance, decor, color scheme, lighting scheme and set of guest amenities in each hotel room. The hotel rooms in each of our hotels are divided into several classes and are offered at different rates and with different amenities. Our hotel rooms typically include a standard bedding package, a comfortable work space, free broadband Internet access, cable television, air-conditioning, and a bathroom with a walk-in shower.

Our 7 Days Inn hotel chain has a national footprint with hotels in operation and under conversion in 29 of 31 provinces in China as of December 31, 2010. We established our initial hotels in 2005 and 2006 primarily in southern China, particularly in Guangzhou and Shenzhen. In 2007, we continued our on-going expansion efforts in existing markets and expanded into central, southwest and eastern China, covering cities such as Chongqing, Wuhan and Shanghai, as well as the national capital of Beijing in the north. In 2008, we continued our national expansion by targeting the provincial capital of most provinces. In 2009 and 2010, we continued our national expansion with an increased focus on managed hotels.

During 2009 and 2010, we had operating income of RMB73.9 million and RMB154.1 million (US$23.3 million), respectively, compared to cumulative operating losses of RMB276.1 million (US$40.4 million) for the years ended December 31, 2004 to 2008. Our earlier operating losses reflect, among other things, the rapid expansion of our hotel chain, particularly growth in our number of leased-and-operated hotels and related investments in furniture, fixtures and equipment, and our focus on building our 7 Days brand. Before a leased-and-operated hotel begins to generate revenue, which is when we generally consider a hotel to be operational, we incur significant out-of-pocket operational related expenses. Operating expenses for new leased-and-operated hotels are also impacted by our recognition of rent expense over the full lease term on a straight-line basis including any “free rent” lease period, which is common under many of our lease agreements before a hotel becomes operational and generally ranges from three to four months. Once operational, cash flow and operating performance for our hotels, including average occupancy rates, average daily rates and RevPAR generally improve until stabilization is reached, which in turn usually results in positive operating cash flow contribution. For example, rent and staff costs—our two largest cash expenses in any period—as a percentage of total revenues have declined from an aggregate of 71.2% in 2007, to 63.8% in 2008, to 48.7% in 2009 and to 45.2% in 2010. Therefore, in the early stages of our chain expansion program, a large percentage of our leased-and-operated hotels were either in the negative operating cash flow conversion stage or were in operation but not yet fully stabilized, causing our consolidated operating income to be negative. However, as our stabilized hotel portfolio has grown and the percentage of new leased-and-operated hotels in our growth pipeline has decreased, our operating income has become positive.

In 2010, we had  net income of RMB119.2 million (US$18.1 million) compared to net losses of RMB209.9 million and RMB102.2 million in 2008 and 2009, respectively. The historical net losses in 2008 reflect, among other things, the factors described above regarding our historical operating losses, as well as interest expense primarily related to our senior notes which we repaid in full in December 2009. The net loss in 2009 reflects, among other things, interest expense primarily related to our senior notes and a loss on debt extinguishment related to our senior notes, as well as a charge for change in fair value of ordinary share purchase warrants that were required to be exercised in connection with our IPO.

We expect that our ability to continue to generate income in future periods will depend on a number of factors, including our ability to continue to increase our revenues while containing operating costs and expenses and our ability to reduce our interest expense as a proportion of our revenues. As discussed more fully below, our future revenue growth is expected to depend significantly upon our ability to expand our hotel chain in existing and new markets in China and maintain and further increase our average occupancy rate, average daily rate and RevPAR at existing hotels. Our future revenue growth will also depend on our mix of leased-and-operated hotels and managed hotels and the maturity and locations of our hotels.

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

	As of and for the year ended December 31,
	2008	2009	2010
Hotels in operation(1)	223	337	568
Leased-and-operated hotels	206	236	321
Managed hotels(2)	17	101	247

Hotels under conversion(1)	49	64	197
Leased-and-operated hotels	34	6	25
Managed hotels	15	58	172

Total hotel rooms for hotels in operation(1)	22,352	32,836	56,410
Leased-and-operated hotels	20,697	23,764	32,825
Managed hotels	1,655	9,072	23,585

Total hotel rooms for hotels under conversion(1)	4,821	6,168	19,345

Number of cities covered for hotels in operation(1)	33	54	89

Average occupancy rate(3)	88.1%	88.3%	88.7%
Leased-and-operated hotels	88.4%	89.2%	91.0%
Managed hotels	83.3%	82.8%	84.0%

Average daily rate (in RMB)	159.9	159.6	162.3
Leased-and-operated hotels	160.4	160.0	164.9
Managed hotels	151.2	156.2	156.7

RevPAR (in RMB)	140.9	140.9	143.9
Leased-and-operated hotels	141.8	142.7	150.0
Managed hotels	126.0	129.3	131.6

(1)	As of the end of each period.
(2)	Includes one managed hotel in which we own a noncontrolling interest for each period.
(3)	Occupancy rates for certain hotels benefit from rental of the same hotel room multiple times a day.

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

Our average occupancy rate for all hotels has remained relatively flat in 2008, 2009 and 2010. Our average occupancy rate for all hotels has been impacted by increasing average occupancy rates for our leased-and-operated hotels primarily due to the maturity of our leased-and-operated hotels and our continued expansion of leased-and-operated hotels in our key target cities where we benefit from greater market presence and improved brand recognition. Partially offsetting the increasing average occupancy rates in our leased-and-operated hotels was our significant expansion of managed hotels in regions and metropolitan areas where we did not have a presence or had only recently established a presence or did not otherwise benefit from strong brand recognition. In addition, our strategy to rapidly grow our portfolio of managed hotels since 2009 has resulted in lower average occupancy rates compared to our more mature hotels. We expect to continue our expansion in regions and metropolitan areas outside key target cities in the future and, over time, we believe that our greater market presence and improved brand recognition in these regions and metropolitan areas, as well as the maturity of both leased-and-operated and managed hotels, will result in a more stable average occupancy rate.

Our average occupancy rate also includes hotel rooms rented to members of our 7 Days Club using accumulated points to pay for the hotel room rental.

Average Daily Rate. We set hotel room rates based on several factors, including local market conditions and the location of our hotels, and try to set competitive hotel room rates for new hotels in cities where we do not already have a presence while we increase occupancy rates. For new hotels in cities where we already have a presence, we typically set hotel room rates to correspond with hotels already in operation. However, rates for our hotel rooms can vary within a particular city depending on the location and maturity of a particular hotel. Once a hotel has established a presence and occupancy rates have increased, we may gradually increase hotel room rates depending on market conditions and other factors. In addition, rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions. For example, in 2010, the average hotel room rates in Beijing and Jinan were RMB190.7 (US$28.9) and RMB138.4 (US$21.0), respectively.

Our average daily rate for all hotels decreased slightly from 2008 to 2009, and increased slightly from 2009 to 2010. Our average daily rate for leased-and-operated hotels has remained relatively stable during 2008 and 2009 and increased from 2009 to 2010, while our average daily rate for managed hotels increased from 2008 to 2009 and remained stable from 2009 to 2010. As described above, beginning in early 2008, we significantly expanded into regions and metropolitan areas where we did not have a presence or had only recently established a presence or did not otherwise benefit from strong brand recognition. This expansion, combined with lower average hotel room rates in these regions and metropolitan areas compared to our key target cities, resulted in a slight decrease in our average daily rate for leased-and-operated hotels in 2009. In 2010, attributable to our greater market presence and improved brand recognition in these regions and metropolitan areas, we achieved a slight increase in average daily rate. However, our average daily rate will continue to be impacted by the maturity of our hotels and our expansion into regions and metropolitan areas that command lower average daily rates than our key target cities.

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

Revenues.  We generated total revenues of RMB721.4 million in 2008, RMB1,141.3 million in 2009 and RMB1,498.9 million (US$227.1 million) in 2010. We derive our revenues primarily from sales of hotel rooms at our leased-and-operated hotels and, to a much lesser extent, food and beverages sales, souvenir card sales and membership credit points sales at our hotels. We recognize revenues from sales of hotel rooms and food and beverages when our goods and services are delivered, collection of the relevant receivable is probable, and the price for the goods or services is fixed or determinable. Beginning in 2007, we also derive revenues from our managed hotels. We derive our revenues from hotel management arrangements through on-going management and service fees based on a percentage of the managed hotel’s revenue. On-going management and service fees are recognized when the underlying service revenue is recognized by the managed hotel’s operations. As part of our expanded focus on our portfolio of managed hotels and to encourage potential managed hotel owners to enter into hotel management arrangements with us, we did not charge a service fee upon entering into management agreements prior to December 2009. Now that we have grown our managed hotel portfolio, we have begun charging a service fee upon entering into management agreements since December 2009. Such service fees are recognized when the underlying service has occurred.  Due to the growing number of mature managed hotels in our hotel portfolio, revenues from our hotel management arrangements increased from RMB1.4 million in 2008 to RMB7.7 million  in 2009 and to RMB89.7 million (US$13.6 million) in 2010. As of December 31, 2010, a total of 247 of our 568 hotels are operated under hotel management arrangements and we expect to continue to pursue additional hotel management arrangements. Accordingly, we expect a continued increase in this revenue stream in the future as we continue to recognize service fees related to our growing portfolio of managed hotels.

The following table sets forth the revenues generated by our hotels for the periods indicated:

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:

Room accommodation	688,160	1,082,565	1,345,457	203,857

Non-room revenues	31,913	51,098	63,750	9,659

Revenue from managed hotels	1,361	7,652	89,702	13,591
Total	721,434	1,141,315	1,498,909	227,107

Our revenues are significantly affected by the following operating factors:

•	our total number of hotels;

•	our total number of hotel rooms;

•	our mix and age of leased-and-operated hotels and managed hotels;

•	average occupancy rates achieved by our hotels; and

•	average daily rates achieved by our hotels.

Our future revenue growth is expected to depend significantly upon our ability to expand our hotel chain in existing and new markets in China and maintain and further increase our average occupancy rate, average daily rate and RevPAR at existing hotels. As of December 31, 2010, we had 568 hotels in operation, 247 of which are managed hotels, covering 89 cities, and 56,410 total hotel rooms in operation, of which 32,825 hotel rooms were located in leased-and-operated hotels and 23,585 hotel rooms were located in managed hotels. As of the same date, we also had 197 hotels under conversion, 25 of which are leased-and-operated hotels and 172 of which are managed hotels. We also have additional 19,345 hotel rooms under conversion, with an additional 3,097 of which are leased and operated hotels and 16,248 of which are managed hotels. Upon completion of these hotels, we will cover 119 cities in China. While our leased-and-operated hotels required greater capital investment, we expect that our revenue will grow more rapidly through the addition of leased-and-operated hotels which generate room accommodation revenue related to the additional hotels rooms, compared to additional managed hotels which generate primarily service fees based on a percentage of the managed hotel’s revenues (typically 5% to 7% of total revenues).

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

Operating Costs and Expenses. Our operating costs and expenses consist of hotel operating costs, sales and marketing expenses, general and administrative expenses, and other operating expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the year ended December 31,
	2008	2008	2009	2009	2010	2010	2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues	721,434	100.0	1,141,315	100.0	1,498,909	227,107	100.0
Hotel operating costs(1):
Rent expense	(295,595)	(41.0)	(351,945)	(30.8)	(444,731)	(67,384)	(29.7)
Staff costs	(164,922)	(22.9)	(203,942)	(17.9)	(233,169)	(35,329)	(15.6)
Depreciation and amortization	(88,939)	(12.3)	(144,417)	(12.7)	(178,279)	(27,012)	(11.9)
Hotel supplies	(49,331)	(6.8)	(59,392)	(5.2)	(63,888)	(9,680)	(4.3)
Utilities	(57,511)	(8.0)	(90,542)	(7.9)	(106,633)	(16,157)	(7.1)
Other	(73,906)	(10.2)	(121,312)	(10.6)	(156,227)	(23,670)	(10.4)
Total	(730,204)	(101.2)	(971,550)	(85.1)	(1,182,927)	(179,232)	(79.0)
Sales and marketing expenses(1)(2)	(36,897)	(5.1)	(30,824)	(2.7)	(39,557)	(5,993)	(2.6)
General and administrative expenses(1)(2)	(93,631)	(13.0)	(65,074)	(5.7)	(122,371)	(18,541)	(8.2)

Total operating costs and expenses	(860,732)	(119.3)	(1,067,448)	(93.5)	(1,344,855)	(203,766)	(89.8)

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Hotel operating costs (staff costs)	(3,584)	(1,795)	(2,019)	(305)
Sales and marketing expenses	(1,163)	(678)	(267)	(41)
General and administrative expenses	(22,474)	(8,939)	(13,231)	(2,005)
Total	(27,221)	(11,412)	(15,517)	(2,351)

(2)	Includes depreciation and amortization expenses as follows:

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing expenses	(57)	(33)	(37)	(6)
General and administrative expenses	(1,200)	(1,723)	(2,447)	(370)
Total	(1,257)	(1,756)	(2,484)	(376)

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

As a percentage of total revenues, our hotel operating costs have decreased from 101.2% in 2008 to 85.1% in 2009 and to 78.9% in 2010, primarily due to improved operational leverage following a significant increase in the number of hotels in operation and higher revenues. In 2008 and 2009 and 2010, lease charges constituted 41.0%, 30.8% and 29.5% of our total revenues, respectively. We typically pay fixed rent on either a monthly or quarterly basis for the first three or five years of the lease term, after which we may typically be subject to a 3% to 5% increase every three to five years, with the applicable percentage increase fixed by our lease agreements. For accounting mainly purposes, all leases are operating leases and related lease charges are recognized over the full lease term on a straight-line basis including any “free rent” lease period, which is common under many of our lease agreements before a hotel becomes operational and generally ranges from three to four months.

Our staff costs and depreciation and amortization costs have increased generally in line with the increase in our number of new hotels and hotel rooms. Our staff wages typically have increased in line with other expenses.

Sales and Marketing Expenses. Our sales and marketing expenses consist of compensation and benefits for our sales and marketing personnel, advertising expenses, and other expenses, including production costs of marketing materials. We seek to minimize these expenses by encouraging our guests to use our eCommerce platform and leveraging our 7 Days Club to conduct lower-cost, more targeted sales and marketing activities to our members, which has lessened our reliance on more costly sales and marketing methods, such as travel agencies and television and print advertising. As a percentage of total revenues, our sales and marketing expenses accounted for 2.7% and 2.6% for 2009 and 2010, respectively.

General and Administrative Expenses. Our general and administrative expenses consist of compensation and benefits for our corporate office employees, traveling and entertainment expenses, and other expenses, including costs of third-party professional services, and rental payments relating to office and administrative functions. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company. As a percentage of total revenues, our general and administrative expenses accounted for 5.7% and 8.2% for 2009 and 2010, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

We incorporated 7 Days Hong Kong in November 2007 and 7 Days Hong Kong does not derive any income which is subject to Hong Kong profits tax. Accordingly, no provision for Hong Kong profit tax was required. The payment of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

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

China passed the New EIT Law effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor. However, the New EIT Law also (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises which were established before March 16, 2007 and that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may gradually transit to the new tax rate within five years after the effective date of the new enterprise income tax law. In addition, under the phase-out rules, enterprises established before the promulgation date of the new law and which were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. Accordingly, 7 Days Shenzhen’s branches located in Shenzhen are subject to rates of 9% in 2008, 10% in 2009, 22% in 2010, 24% in 2011 and the new statutory enterprise income tax rate of 25% from 2012 onward. 7 Days Shenzhen’s branches located in cities other than Shenzhen are subject to tax rate of 12.5% in 2008 and 2009 under the phase-out rules, and the new statutory enterprise income tax rate of 25% from 2010 onwards. In addition, Guangzhou Seven Software Development Co., Ltd., or Guangzhou Seven, another PRC subsidiary of us, is entitled to a two-year full exemption followed by a three-year 50% tax exemption holiday on the basis of its status as a software development company.  Guangzhou Seven commenced its tax holiday in 2010 and thus is exempt from income tax in 2010 and 2011, and is subject to income taxes at a rate of 12.5% from 2012 to 2014 and at a rate of 25% from 2015 onwards.  Other than 7 Days Shenzhen and Guangzhou Seven, our PRC subsidiaries are subject to the 25% rate starting from 2008 onwards. All of our PRC subsidiaries are also subject to a 5% business tax and an additional surcharge ranging from 0.05% to 0.8% (depending on their respective local tax rules) on gross revenues generated from their operations.

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

Under the existing implementation rules of the New EIT Law, it is unclear what will constitute income derived from sources within the PRC. Should our Cayman Islands holding company be considered to be a PRC resident enterprise, dividends paid by us to our non-PRC resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC dividend withholding tax.

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

We evaluate property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset through a variety of methods, including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. We did not recognize any impairment losses for property and equipment for the years ended December 31, 2008 and 2009. In the year ended December 31, 2010, we recognized impairment losses of RMB5.5 million (US$0.8 million) in respect of leasehold improvements and hotel fixtures and equipment of certain loss-making leased-and-operated hotels.  We determined that the carrying amounts of these leasehold improvements and hotel fixtures and equipment would not be recoverable through future cash flows. The fair value of the property and equipment was based on the estimated selling price of the assets.  The impairment losses are included in our general and administrative expenses for the year ended December 31, 2010.

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

The realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied or utilized, the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. Sufficient negative evidence, such as a history of operating losses, losses expected in the early future years and cumulative net losses in recent years, may require that a valuation allowance be established with respect to existing and future deferred tax assets. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The valuation allowance for our deferred tax assets is made based upon the level of our historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible. In 2006, 2007 and 2008, our major subsidiaries in the PRC did not record any income tax benefit for their losses incurred as it was considered more likely than not that these subsidiaries would not be able to generate future taxable income to realize such benefits due to uncertainty regarding our ability to generate profits following our ongoing expansion. In 2009 and 2010, the financial performance of certain of these previously loss-making PRC subsidiaries improved significantly and, based on current business plans and projected future taxable income, we believe it is more likely than not that these subsidiaries will be able to generate future taxable income, and thus, we recorded a tax benefit in the amount of RMB24.7 million and RMB3.8 million (US$0.6 million) related to the reduction of valuation allowance in 2009 and 2010, respectively.

Share-Based Compensation

We have adopted ASC Topic 718 for the accounting treatment of our share-based compensation. We account for compensation expenses for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize the expense in our consolidated statement of operations in accordance with U.S. GAAP, which may have a material adverse effect on our results of operations. We recognize such costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award (as measured based on the grant-date fair value of the equity instrument) is expensed on the grant date.  The following table sets forth a summary of outstanding options as of December 31, 2010:

Date of Grant	Number of Ordinary Shares Underlying Options Granted and Outstanding	Option Exercise Price	Fair Value of Ordinary Shares	Type of Valuation
		(US$)	(US$)
01/01/2006	50,000	0.125	0.390		(1)
07/01/2006	280,000	0.125	0.336		(1)
12/20/2007	37,500	0.125	3.813		(1)
12/20/2007	372,750	0.64	3.813		(1)
12/20/2007	606,125	1.90	3.813		(1)
05/15/2008	391,500	3.25	3.018		(1)(2)
08/15/2009	1,070,600	3.30	2.546		(3)
09/25/2009	500,000	3.60	2.751		(3)
02/25/2010	50,000	4.16	2.550		(4)
06/29/2010	400,000	3.58	3.583		(4)
10/21/2010	2,812,760	4.70	6.420		(3)
10/21/2010	405,000	6.26	6.420		(3)

(1)	Retrospective valuation by an independent appraiser.
(2)
Originally granted at a per share exercise price of US$3.70 based on management’s estimate of the fair value of our ordinary shares and reduced to US$3.25 on October 21, 2008 following a retrospective valuation by an independent appraiser.

(3)	Contemporaneous valuation by the independent appraiser.
(4)	Contemporaneous valuation by management’s estimation using a binomial option valuation model.

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

The grant-date fair values of the share options we granted in 2010 were estimated by using a binominal option valuation model based on the assumptions in the following table.

Awards granted
in 2010

Expected volatility	42.37%-57.53%
Expected dividend yield	0%
Weighted average risk-free interest rate	1.87%-2.43%
Option life (in years)	6.83-10.00
Estimated fair value of underlying ordinary shares	RMB24.36-42.69
Grant-date fair value of share options	RMB10.52-21.50

In 2010, we granted a total of 62,960 share options to our directors, officers and employees with contractual terms ranging from 6.8 to 10 years.  The exercise price of such share options ranged from US$4.16 to US$4.70 per share and the aggregate grant-date fair value of these share options was US$137,000.  These share options have similar vesting terms, under which 25% of the share options vest and become exercisable ranging from 5 to 12 months after the grant dates and the remaining 75% of the share options vest over the following three years in six equal installments.  In addition, in 2010, we granted 3,604,800 conditional share options to certain management employees.  These conditional option grants have same vesting terms, under which (i) 25% of the share options vest over and become exercisable ranging from 10 to 12 months after the grant dates and the remaining 75% of the share options vest over the following three years in six installments, and (ii) the vesting of the share options are contingent upon meeting performance criteria set by us over a performance period ranging from 10 to 12 months.  At the end of such performance period, we determine whether each of such employees has met all performance criteria.  The grant-date fair value of the conditional share options is recognized in our consolidated statements of operations on a graded vesting schedule for each tranche to the extent that the performance conditions are probable of achievement.  Based on our estimate as of December 31, 2010, it is probable that all the employees will meet the performance criteria over the performance period.  The aggregate grant-date fair value of these conditional share options amounted to US$10.8 million.

Our share-based compensation expenses recognized for the years ended December 31, 2008, 2009 and 2010 amounted to RMB27.2 million, RMB11.4 million and RMB15.5 million (US$2.4 million), respectively.

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

	For the year ended December 31,
	2008	2008	2009	2009	2010	2010	2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Summary consolidated statement of operations data:
Revenues	721,434	100.0	1,141,315	100	1,498,909	227,107	100.0
Hotel operating costs	(730,204)	(101.2)	(971,550)	(85.1)	(1,182,927)	(179,232)	(79.0)
Sales and marketing expenses	(36,897)	(5.1)	(30,824)	(2.7)	(39,557)	(5,993)	(2.6)
General and administrative expenses	(93,631)	(13.0)	(65,074)	(5.7)	(122,371)	(18,541)	(8.2)
Total operating costs and expenses	(860,732)	(119.3)	(1,067,448)	(93.5)	(1,344,855)	(203,766)	(89.8)
Income (loss) from operations	(139,298)	(19.3)	73,867	6.5	154,054	23,341	10.2
Interest income	2,395	0.3	3,669	0.3	3,127	474	0.2
Interest expense	(84,470)	(11.7)	(81,867)	(7.2)	(2,082)	(315)	(0.1)
Loss on debt extinguishment	—	—	(26,477)	(2.3)	—	—	—
Change in fair value of ordinary share purchase warrants	10,484	1.5	(76,376)	(6.7)	—	—	—
Equity in income (loss) of an affiliate	186	—	23	—	(18)	(3)	0.0
Income (loss) before income taxes	(210,703)	(29.2)	(107,161)	(9.4)	155,081	23,497	10.3
Income tax benefit (expense)	781	0.1	4,952	0.4	(35,833)	(5,429)	(2.4)
Net income (loss)	(209,922)	(29.1)	(102,209)	(9.0)	119,248	18,068	7.9
Net income attributable to noncontrolling interests	(608)	(0.1)	(1,745)	(0.1)	(1,557)	(236)	(0.1)
Net income (loss) attributable to 7 Days Group Holdings Limited	(210,530)	(29.2)	(103,954)	(9.1)	117,691	17,832	7.8
Deemed dividends to Series C convertible preferred shareholders	—	—	(28,993)	(2.5)	—	—	—
Net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders	(210,530)	(29.2)	(132,947)	(11.6)	117,691	17,832	7.8

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Non-Financial Key Performance Indicators. Our overall average occupancy rate increased slightly from 88.3% in 2009 to 88.7% in 2010. The average occupancy rate for our leased-and-operated hotels increased from 89.2% in 2009 to 91.0% in 2010, reflecting (i) the continued increase of maturity of our leased-and-operated hotels, and (ii) the benefit of greater market presence and improved brand recognition in 2010 as we expanded our national hotel network and membership base. Partially offsetting these favorable factors was the record number of new hotels we opened in 2010 and the temporary adverse impact of a decline in domestic travel to Guangzhou and surrounding areas due to the 16th Asian Games held in Guangzhou in the fourth quarter of 2010. The average occupancy rate for our managed hotels increased from 82.8% in 2009 to 84.0% in 2010. This increase reflects the maturity of the managed hotels we opened in 2009.

Our average daily rate increased from RMB159.6 in 2009 to RMB162.3 (US$24.6) in 2010. The average daily rate for our leased-and-operated hotels increased from RMB160.0 in 2009 to RMB164.9 (US$25.0) in 2010, reflecting a greater percentage of matured hotels in our hotels portfolio in 2010 compared to 2009. The average daily rate for our managed hotels increased slightly from RMB156.2 in 2009 to RMB156.7 (US$23.7) in 2010, reflecting a greater percentage of our managed hotels located in regions that enable them to offer higher rates in 2010 compared to 2009. As described above, rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions.

Our overall RevPAR increased slightly from RMB140.9 in 2009 to RMB143.9 (US$21.8) in 2010. The RevPAR of our leased-and-operated hotels increased from RMB142.7 in 2009 to RMB150.0 (US$22.7) in 2010, and the RevPAR of our managed hotels increased from RMB129.3 in 2009 to RMB131.6 (US$19.9) in 2010, as a cumulative result of the above factors.

Revenues . Our revenues increased by 31.3% from RMB1,141.3 million in 2009 to RMB1,498.9 million (US$227.1 million), primarily due to increased sales of hotel room nights due to our expansion from 337 hotels in operation and 32,836 related hotel rooms as of December 31, 2009 to 568 hotels in operation and 56,410 related hotel rooms as of December 31, 2010. As of December 31, 2009 and 2010, we operated 101 and 247 hotels under hotel management arrangements, respectively. Fees from our managed hotels (included in our revenues) increased substantially from RMB7.7 million in 2009 to RMB89.7 (US$13.6 million) in 2010.

Operating Costs and Expenses. Our total operating costs and expenses increased by 26.0% from RMB1,067.4 million in 2009 to RMB1,344.9 million (US$203.8 million) in 2010, primarily due to increases in our hotel operating costs as our hotel operations substantially expanded year over year. Our operating costs and expenses also include lease charges for hotel properties for leased-and-operated hotels under conversion in most cases for which no revenues currently were being recognized during such period.

•
Hotel Operating Costs. Our hotel operating costs increased by 21.8% from RMB971.6 million in 2009 to RMB1,182.9 million (US$179.2 million) in 2010, primarily due to increases in all of our hotel operating costs expense line items related to our expansion from 337 hotels in operation and 32,836 related hotel rooms as of December 31, 2009 to 568 hotels in operation and 56,410 related hotel rooms as of December 31, 2010. As a percentage of revenues, our hotel operating costs declined period-over-period from 85.1% in 2009 to 78.9% in 2010 as a result of improved operational leverage following a significant increase in the number of hotels in operation and higher revenues.

•
Sales and Marketing Expenses. Our sales and marketing expenses increased from RMB30.8 million in 2009 to RMB39.6 million (US$6.0 million) in 2010, primarily due to the increased sales and marketing and promotional expenses in connection with the new leased-and-operated hotels opened during 2010, partially offset by our continuous efforts to keep our costs low. Share-based compensation expenses for our sales and marketing staff were and RMB0.7 million in 2009 and RMB0.3 million (US$41,000) in 2010, respectively. As a percentage of revenues, we were able to contain our sales and marketing expenses as we expanded our operations in 2010.

•
General and Administrative Expenses. Our general and administrative expenses increased by 88.0% from RMB65.1 million in 2009 to RMB122.4 million (US$18.5 million) in 2010, primarily due to increased consulting expenses, and staff costs as a result of the increased expenses as a public company and increased headcount at our corporate office level. Share-based compensation expenses for our corporate office employees were RMB8.9 million and RMB13.2 million (US$2.0 million) in 2009 and 2010, respectively. As a percentage of revenues, our general and administrative expenses increased year over year from 5.7% to 8.2%.

Income from Operations. Our income from operations increased by 108.6% from RMB73.9 million in 2009 to RMB154.1 million (US$23.3 million) in 2010, as a cumulative result of the above factors.

Interest Income. Our interest income decreased slightly from RMB3.7 million in 2009 to RMB3.1 million (US$0.5 million) in 2010, primarily reflecting the continued application of our IPO net proceeds to our operations.

Interest Expense. Our interest expense decreased significantly from RMB81.9 million in 2009 to RMB2.1 million (US$0.3 million) in 2010, primarily reflecting the effect of our repayment in full of the senior notes in 2009 and a significant decrease in domestic bank borrowing arrangements in 2010 compared to 2009.

Change in Fair Value of Ordinary Share Purchase Warrants. We recorded a charge for change in fair value of ordinary share purchase warrants of RMB76.4 million (US$11.2 million) as an expense due to an increase in the estimated value of our business from December 31, 2008 to November 25, 2009, the date of exercise of the warrants. We did not record any of such charge in 2010 because all the warrants were exercised in connection with our IPO.

Income Tax Benefit. We incurred income tax expense of 35.8 million (US$5.4 million) in 2010, compared to an income tax benefit of RMB5.0 million for 2009. The income tax expense in 2010 is primarily attributable to our increased taxable income generated by our increase in revenues, while the tax benefit in 2009 is primarily attributable to the reversal of valuation allowance for deferred tax assets as we consider it is more likely than not that they will be realized.

Net Income Attributable to Noncontrolling Interests. Noncontrolling interests represent the noncontrolling interests’ share of the income in seven hotels we established with other noncontrolling interest shareholders up to now. In 2009 and 2010, the noncontrolling interests’ share of the income amounted to RMB1.7 million  and RMB1.6 million (US$0.2 million), respectively.

Net Income (Loss) Attributable to 7 Days Group Holdings Limited. As a result of the foregoing, we had a net income attributable to 7 Days Group Holdings Limited of RMB117.7 million (US$17.8 million) in 2010, compared to our net loss of RMB104.0 million attributable to 7 Days Group Limited in 2009.

Deemed Dividends. In 2009, we recorded a deemed dividend of RMB29.0 million. As discussed above, this was due to the transfer by the five largest holders of our currently outstanding ordinary shares (including our chairman and chief executive officer and other founders) of a total of 1,157,537 ordinary shares and Series B preferred shares owned by them to our Series C convertible preferred shareholders for nominal consideration. We did not record any deemed dividend in 2010.

Net Income (Loss) Attributable to 7 Days Group Holdings Limited Ordinary Shareholders. As a result of the foregoing, our net income attributable to 7 Days Group Holdings Limited ordinary shareholders was RMB117.7 million (US$17.8 million) in 2010, compared to our net loss of RMB132.9 million attributable to 7 Days Group Limited ordinary shareholders in 2009.

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

Our average daily rate decreased slightly from RMB159.9 in 2008 to RMB159.6 in 2009. The average daily rate for our leased-and-operated hotels decreased slightly from RMB160.4 in 2008 to RMB160.0 in 2009, reflecting a greater percentage of our leased-and-operated hotels located outside of our key target cities in 2009 compared to 2008. The average daily rate for our managed hotels increased from RMB151.2 in 2008 to RMB156.2 in 2009, reflecting a greater percentage of our managed hotels located in regions that enable them to offer higher rates in 2009 compared to 2008. As described above, rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions.

Our overall RevPAR was RMB140.9 in 2009, the same as the overall RevPAR in 2008. The RevPAR of our leased-and-operated hotels increased from RMB141.8 in 2008 to RMB142.7 in 2009, and the RevPAR of our managed hotels increased from RMB126.0 in 2008 to RMB129.3 in 2009, as a cumulative result of the above factors.

Revenues . Our revenues increased by 58.2% from RMB721.4 million in 2008 to RMB1,141.3 million in 2009, primarily due to increased sales of hotel room nights due to our expansion from 223 hotels in operation and 22,352 related hotel rooms as of December 31, 2008 to 337 hotels in operation and 32,836 related hotel rooms as of December 31, 2009. As of December 31, 2008 and 2009, we operated 17 and 101 hotels under hotel management arrangements, respectively. Service fees from our managed hotels (included in our revenues) increased from RMB1.4 million in 2008 to RMB7.7 million in 2009.

Operating Costs and Expenses. Our total operating costs and expenses increased by 24.0% from RMB860.7 million in 2008 to RMB1,067.4 million in 2009, primarily due to increases in our hotel operating costs as our hotel operations substantially expanded period over period. Our operating costs and expenses also include lease charges for hotel properties for leased-and-operated hotels under conversion in most cases for which no revenues currently were being recognized during such period.

•
Hotel Operating Costs. Our hotel operating costs increased by 33.1% from RMB730.2 million in 2008 to RMB971.6 million in 2009, primarily due to increases in all of our hotel operating costs expense line items related to our expansion from 223 hotels in operation and 22,352 related hotel rooms as of December 31, 2008 to 337 hotels in operation and 32,836 related hotel rooms as of December 31, 2009. As a percentage of revenues, our hotel operating costs declined period-over-period from 101.2% to 85.1% as a result of improved operational leverage following a significant increase in the number of hotels in operation and higher revenues.

•
Sales and Marketing Expenses. Our sales and marketing expenses decreased from RMB36.9 million in 2008 to RMB30.8 million in 2009, primarily due to cost-cutting measures targeting, for example, headcount and travel expenses. Share-based compensation expenses for our sales and marketing staff amounted to RMB1.2 million and RMB0.7 million in 2008 and 2009, respectively. As a percentage of revenues, our sales and marketing expenses declined period-over-period from 5.1% to 2.7% as a result of effective cost-control measures and increased revenue.

•
General and Administrative Expenses. Our general and administrative expenses decreased by 30.5% from RMB93.6 million in 2008 to RMB65.1 million in 2009, primarily due to reduced consulting expenses, lower staff costs as a result of a reduction in headcount, a reduction in share-based compensation expenses for our corporate office employees, as well as a net gain of approximately RMB5.7 million upon termination of a lease. Share-based compensation expenses for our corporate office employees amounted to RMB22.5 million and RMB8.9 million in 2008 and 2009, respectively. As a percentage of revenues, our general and administrative expenses declined period over period from 13.0% to 5.7% as a result of reduced costs, increased revenue and the foregoing net gain.

Income from Operations. Our income from operations was RMB73.9 million in 2009, compared to a loss from operations of RMB139.3 million in 2008, as a cumulative result of the above factors.

Interest Income. Our interest income increased from RMB2.4 million in 2008 to RMB3.7 million in 2009, primarily reflecting interest earned on amounts raised from our offering of Series C preferred shares in October 2008 and our IPO in November 2009.

Interest Expense. Our interest expense decreased from RMB84.5 million in 2008 to RMB81.9 million in 2009, primarily reflecting a decrease in domestic bank borrowing arrangements in 2009 compared to 2008.

Change in Fair Value of Ordinary Share Purchase Warrants. We recorded a charge for change in fair value of ordinary share purchase warrants of RMB76.4 million as an expense due to an increase in the estimated value of our business from December 31, 2008 to November 25, 2009, the date of exercise of the warrants, compared to RMB10.5 million as income due to a decrease in the estimated value of our business from December 31, 2007 to December 31, 2008. All the warrants were exercised in connection with our IPO.

Income Tax Benefit. We had an income tax benefit of RMB5.0 million for 2009, compared to income tax benefit of RMB0.8 million in 2008, as a result of an increase in our recognized deferred tax benefits.

Net Income Attributable to Noncontrolling Interests. Noncontrolling interests represent the noncontrolling interests’ share of the income in five hotels we established with other noncontrolling interest shareholders in 2007. In 2008 and 2009, the noncontrolling interests’ share of the income amounted to RMB0.6 million and RMB1.7 million, respectively.

Net Loss Attributable to 7 Days Group Holdings Limited. As a result of the foregoing, our net loss attributable to 7 Days Group Limited decreased by 50.6% from RMB210.5 million in 2008 to RMB104.0 million in 2009.

Deemed Dividends. In 2009, we recorded a deemed dividend of RMB29.0 million. As discussed above, this was due to the transfer by the five largest holders of our currently outstanding ordinary shares (including our chairman and chief executive officer and other founders) of a total of 1,157,537 ordinary shares and Series B preferred shares owned by them to our Series C convertible preferred shareholders for nominal consideration.

Net Loss Attributable to 7 Days Group Holdings Limited Ordinary Shareholders. As a result of the foregoing, our net loss attributable to 7 Days Group Limited ordinary shareholders decreased by 36.9% from RMB210.5 million in 2008 to RMB132.9 million in 2009.

B. Liquidity and Capital Resources

Historically, we had incurred operating losses each quarter and only started to achieve income from operations in the second quarter of 2009. Our principal sources of liquidity have been our issuance of ordinary shares, preferred shares, and senior notes and warrants through private placements, issuance of our ADSs in our IPO, as well as borrowings from related party and third-party lenders. As of December 31, 2010, we had cash of RMB388.8 million (US$58.9 million). Our cash consists of cash on hand, cash at our hotels and cash at banks.

As of December 31, 2010, our current assets amounted to RMB634.2 million (US$96.1 million) and our current liabilities amounted to RMB546.1million (US$82.7 million). We had net current assets of RMB88.1million (US$13.4 million) as of December 31, 2010.

As of December 31, 2010, we had entered into binding lease agreements with lessors and had commenced conversion activities for 25 leased-and-operated hotels with 3,097 related hotel rooms and hotel management arrangements for 172 managed hotels. We also have additional 19,345 hotel rooms under conversion, 3,097 of which are leased and operated hotels and 16,248 of which are managed hotels. As of December 31, 2010, we expect to pay approximately RMB113 million (US$17 million) of capital expenditures in connection with recently completed leasehold improvements and the completion of the leasehold improvements of these 25 leased-and-operated hotels. We intend to fund this planned and other future expansion with cash generated from operating activities, existing cash balances and additional domestic bank financing activities.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities.	4,436	248,629	335,263	50,798
Net cash used in investing activities.	(404,959)	(620,074)	(156,986)	(23,786)
Net cash (used in) provided by financing activities	510,034	428,802	(122,178)	(18,512)
Effect of foreign currency exchange rate changes on cash	(4,835)	163	(8,674)	(1,314)
Net increase in cash	104,676	57,520	47,425	7,186
Cash at beginning of year	179,174	283,850	341,370	51,722
Cash at end of the year	283,850	341,370	388,795	58,908

Operating Activities

Our cash flow from operating activities was RMB335.2 million (US$50.8 million) in 2010 compared to RMB248.6 million in 2009. The improvement in our cash flow from operating activities in 2010 was mainly attributable to a 31.3% increase in revenues from RMB1,141.3 million in 2009 to RMB1,498.9 million (US$227.1 million) in 2010, compared to a 26.0% increase in operating costs and expenses from RMB1,067.4 million in 2009 to RMB1,344.9 million (US$203.8 million) in 2010 and the following adjustments: a RMB180.8 million (US$27.4 million) add-back of non-cash depreciation and amortization, a RMB85.5 million (US$12.9 million) add-back of increase in accrued expenses and other payables, a RMB38.9 million (US$5.9 million) increase in accrued lease payments and a RMB24.7 million (US$3.7 million) add-back of increase in accounts payable. Such adjustments were partially offset by a RMB85.6 million (US$13.0 million) increase in prepaid rent and a RMB29.1 million (US$4.4 million) in other prepaid expenses and current assets.  We increased the number of leased-and-operated hotels in our chain from 236 hotels and 23,764 related hotel rooms as of December 31, 2009 to 321 hotels and 32,825 related hotel rooms, with the number of managed hotels increasing from 101 to 247 as of those dates, respectively.

Our cash flow from operating activities was RMB248.6 million in 2009 compared to RMB4.4 million of cash from operating activities in 2008. The improvement in our cash flow from operating activities in 2009 was mainly attributable to a 58.2% increase in revenues from RMB721.4 million in 2008 to RMB1,141.3 million in 2009, compared to a 24.0% increase in operating expenses from RMB860.7 million in 2008 to RMB1,067.4 million in 2009 and the following adjustments: a RMB146.1 million add-back of non-cash depreciation and amortization, a RMB23.7 million add-back of non-cash amortization of discount on senior notes payable, a RMB17.5 million increase in accrued lease payments, RMB24.3 million of managed hotel deposits, RMB11.4 million add-back of non-cash share-based compensation expense and RMB26.5 million add-back of non-cash loss on debt extinguishment. We increased the number of leased-and-operated hotels in our chain from 206 hotels and 20,697 related hotel rooms as of December 31, 2008 to 236 hotels and 23,764 related hotel rooms as of December 31, 2009, with the number of managed hotels increasing from 17 to 101 as of those dates, respectively.

Investing Activities

Our cash used in investing activities is primarily related to investments in leasehold improvements used in our leased-and-operated hotels. Net cash used in investing activities decreased from RMB620.1 million in 2009 to RMB157.0 million (US$23.8 million) in 2010, primarily due to the proceeds of our redemption of a principal protected People’s Republic of China Credit Linked Unsecured Notes with Citigroup Funding Inc., or the Principal Protected Notes, with a balance of US$43.0 million in 2010.  The decrease was partially offset by RMB24.7 million (US$3.7 million) used to purchase land use rights of a piece of land in Guangzhou.

Net cash used in investing activities increased from RMB405.0 million in 2008 to RMB620.1 million in 2009, primarily due to our investment purchase of the Principal Protected Notes, which we sold in 2010.

 Financing Activities

Our financing activities consist of our sale of ordinary shares, preferred shares, and senior notes and warrants through private placements, as well as our issuance of ADSs in the IPO. The following table sets forth a summary of our issuances of securities through private placements and the IPO as of December 31, 2010:

			Approximate amount(1)(2)
Issue	Year	No. shares	RMB	US$
			(in thousands)
Ordinary shares	2006 and before	60,000,000	49,981	7,322
Series A convertible preferred shares	2006	15,724,432	68,262	10,000
Series B convertible preferred shares	2007	7,862,216	102,393	15,000
Senior notes and warrants	2007	—	546,096	80,000
Series C convertible preferred shares	2008	21,533,387	443,703	65,000
ADSs	2009	34,845,000	811,253	118,849
			2,021,688	296,171

(1)	Represents gross proceeds.
(2)
The original gross proceeds from these issuances of securities were denominated in U.S. dollars and are converted into Renminbi for convenience purposes using the exchange rate as of December 31, 2009.

On September 10, 2007, the Company issued senior notes and 800 warrants to purchase ordinary shares for a total consideration of US$80.0 million (RMB600.9 million).  The total number of ordinary shares issuable upon the exercise of the 800 warrants was determined based on a formula defined in the respective agreement and in no event should exceed 7.5% of the then ordinary shares equivalents.  Because each of the senior notes and warrants is transferable separately and there are no terms requiring the surrender of senior notes when the warrants are exercised, and the Company may be required to redeem the warrants for cash under the “put option” or “alternative put option” requirements, these warrants were classified as liabilities and considered detachable from the senior notes.  The senior notes have a principal amount of US$80.0 million and bear interest at a floating rate of LIBOR plus 5.5% per annum (8.6225% as of December 31, 2008) payable on a semi-annual basis and are due on September 10, 2010.  The Company subsequently entered into a supplemental agreement with the senior note holders to increase the interest rate for the senior notes to LIBOR plus 8% per annum, beginning from July 1, 2009. The entire outstanding principal and unpaid interest under the senior notes were repaid in December 2009 and, following repayment in full of the senior notes, all collateral arrangements were terminated.

As of December 31, 2010, we had no long-term bank borrowing arrangements and had unused lines of credit of RMB200.0 million (US$30.3 million) for short-term and long-term financings in accordance with a credit facility with the Bank of Communications.

Our financing activities for the periods discussed below were primarily to fund the rapid expansion of our hotel chain throughout China.

In 2010, our net cash used in financing activities was RMB122.2 million (US$18.5 million), compared to net cash provided by financing activities of RMB428.8 million in 2009. We did not have any borrowing from banks and institutional investors, and repaid bank borrowings totaled RMB110.0 million (US$16.7 million) in 2010.

Net cash provided by financing activities decreased from RMB510.0 million in 2008 to RMB428.8 million in 2009. Financing activities in 2009 reflect proceeds from our IPO in November 2009 of RMB811.3 million, partially offset by our repayment of RMB546.5 million of our senior notes and of RMB85.0 million in borrowings from banks. Our financing activities in 2009 were primarily to fund the expansion of our hotel chain throughout China.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB405.2 million, RMB326.4 million and RMB425.6 million (US$64.5 million) in 2008, 2009 and 2010, respectively. We intend to fund our capital expenditures with cash generated from our operating activities, existing cash balances and additional domestic bank financing activities.

C. Research and Development, Patents and Licenses, Etc.

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws, as well as imposing confidentiality obligations on our employees, contractors and others. Our intellectual property rights include the following:

•	we have received copyright registration certificates for 12 software programs developed by us;

•	we have applied for one utility model patent and received two utility model patents both for our modular bathroom;

•	we have applied for trademark registration of our “7 Days Inn” brand and logo in China, Hong Kong, the United States and Malaysia; and

•	we have registered more than 40 domain names.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2010 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments as of December 31, 2010:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB millions)
Long-term debt obligations	—	—	——	— —	—
Operating lease commitments	5.3	0.5	1.0	1.1	2.8
Purchase commitments (excluding construction related obligations)	1.6	1.6	—	—	—
Construction commitments	148.7	138.9	9.8	—	—
Future interest payments on long-term bank borrowings and borrowings from related parties	—	—	—	—	—

Total	155.6	141.0	10.8	1.1	2.8

Subsequent to December 31, 2010, we have not entered into any additional borrowing arrangements.

As of December 31, 2010, our operating lease commitments related to our contractual obligations under lease agreements with lessors of our hotels, our purchase commitments primarily consisted of our contractual obligations relating to the purchase of furniture and advertising materials, and our construction commitments primarily consisted of our contractual obligations relating to leasehold improvements and installation of equipment for our existing hotels and hotels under conversion.

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

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update, or ASU, No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue, a consensus of the FASB Emerging Issues Task Force. This update provides amendments to FASB ASC Subtopic 605-25, Revenue Recognition - Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price, or VSOE, or third party evidence of selling price, or TPE before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple element arrangement, entities will be required to estimate the selling prices of those elements.  The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements is no longer permitted upon adoption of ASU No. 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple element revenue arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We believe the adoption of ASU No. 2009-13 will not have a significant impact on our financial condition, results of operations or cash flows.

In April 2010, the FASB issued ASU No. 2010-13, Compensation - Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades, to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This update provides amendments to ASC Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This guidance is effective for interim and annual reporting periods beginning on or after December 15, 2010. We believe the adoption of ASU No. 2010-13 will not have a significant impact on our financial condition, results of operations or cash flows.

In December 2010, the FASB issued ASU 2010-29 (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations, a consensus of the FASB Emerging Issue Task Force (Issue No.10-G). ASU 2010-29 requires that the pro forma information be presented at if the business combination occurred at the beginning of the prior annual reporting period for purposes of calculating both the current reporting period and the prior reporting period pro forma financial information. The ASU also requires that this disclosure be accompanied by a narrative description of the amount and nature of material nonrecurring pro forma adjustments. This guidance is effective prospectively for business combinations with effective dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We believe the adoption of ASU No. 2010-29 will not have a significant impact on our financial condition, results of operations or cash flows.

G. Safe Harbor

See “Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of December 31, 2010.

Name	Age	Position/Title
Boquan He	50	Founder and Chairman of the Board of Directors
Nanyan Zheng	42	Founder, Chief Executive Officer and Director
Harry Ren Zhang	42	Chief Operating Officer
Eric Haibing Wu	38	Chief Financial Officer

Name	Age	Position/Title
Miao Chi	38	Director
Meng Ann Lim	47	Director
Tan Wee Seng	55	Independent Director
Bin Dai	43	Independent Director
Tao Thomas Wu	45	Independent Director

Boquan He is one of our founders and has served as chairman of the board of directors since our inception in October 2004. Mr. He is the founder and chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd., a private investment company specializing in greenfield investments in the Chinese retail and service industries. He is also the co-founder and director of Noah Holdings Limited, a company providing wealth management product distribution services in China and listed on the New York Stock Exchange. In 1989, he founded and, until 2002, served as chief executive officer of Robust Group, a food and beverage company, which is now a member of Danone Group. He also serves as chairman of the board of directors of Guangzhou Nowaday Office Box Co., Ltd., chairman of the board of directors of Shanghai 9diamond Co., Ltd., and vice chairman of the board of directors of Beijing Ikang Guobin Co., Ltd. Mr. He graduated from Guangdong Television Public University in China.

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

Miao Chi has served as a director since November 2006. Since 2005, Mr. Chi has served as a managing director of Warburg Pincus based in Beijing. From August 2003 to January 2005, Mr. Chi was as investment services manager with CB Richard Ellis in Shanghai. Mr. Chi currently serves on the boards of Sichuan Sunshine 100 Real Estate Development Co., Ltd., Sunshine 100 Real Estate (Liaoning) Co., Ltd., Tianjin Red Star Macalline Home Decoration Co., Ltd., Yangzhou ZK-Crescent Real Estate Co., Ltd., Beijing Hua Ping Sunshine Asset Management Co., Ltd., Yangzhou Crescent Infrastructure Construction Co., Ltd. and certain other private companies. Mr. Chi received a bachelor’s degree from Dalian Railway Institute in China and an MBA degree from the University of Chicago.

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

Tan Wee Seng has served as our independent director since November 2009. Mr. Tan is an independent director of Renesola Ltd, a company listed on the NYSE and the Alternative Investment Market of the London Stock Exchange, a non-executive director of Sa Sa International Holdings limited and Xtep International Holdings Ltd, both companies listed on the main board of the Hong Kong Stock Exchange, a board member of the Beijing City International School, a director of Landgent Group Company Limited, and a professional in Value and Business Management Consultancy. Mr. Tan has over 30 years of financial, operation and business management experience and has also held various senior management positions in a number of multi-national corporations. From January 2003 to November 2008, Mr. Tan served as executive director, chief financial officer and company secretary of Li Ning Company Limited, a sports brand company listed on the main board of the Hong Kong Stock Exchange. From 1999 to 2002, Mr. Tan was the senior vice president of the China, Mongolia and North Korea regions for Reuters and the chief representative of Reuters in China. Mr. Tan is a fellow member of the Chartered Institute of Management Accountants of the United Kingdom and a fellow member of the Hong Kong Institute of Directors.

Bin Dai has served as our independent director since November 2009. Mr. Dai currently serves as president of China Tourism Academy, independent director of Huangshan Tourism Development Co., Ltd. and China CYTS Tours Holdings Co., Ltd.  From 2005 to 2008, Mr. Dai was the president assistant and director of the Research Office of Beijing International Studies University. Mr. Dai is also a national inspector of the China’s Tourism Hotel Star-rating Committee, an executive director of the China Tourism Association, an economic consultant of Chengde city, and a doctoral tutor of Hua Qiao University. Mr. Dai received a bachelor’s degree in management from Anhui Business College, a master’s degree in economics from Anhui University of Finance & Economics and a PhD in economics from the Graduate School of the Chinese Academy of Social Sciences.

Tao Thomas Wu has served as our independent director since November 2010. Mr. Wu currently serves as the chief financial officer at Noah Holdings Limited, a company providing wealth management product distribution services in China and listed on the New York Stock Exchange.  From March 2007 to February 2010, he was a senior portfolio manager at Alliance Bernstein L.P. based in San Francisco and New York, where he served many Asian institutional clients and retail partners. Prior to that, he was a senior high yield analyst at Moody’s Investors Services based in New York from February 2005 to March 2007, a senior vice president at the investment banking division of Development Bank of Singapore based in Hong Kong from 2001 to 2005 and a vice president at the mergers and acquisitions division at J.P. Morgan & Company from 1994 to 2001. Mr. Wu received his master’s degree in public administration from Syracuse University in 1992 and his bachelor’s degree in Mathematics from Grinnell College in May 1987.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2010, we paid an aggregate of approximately RMB 4.7 million (US$0.7million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

2007 Employee Share Incentive Plan

Our 2007 Plan was adopted by our board of directors in December 2007 and amended in August 2009 and October 2010, respectively. The 2007 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.

Under the 2007 Plan, as amended through October 21, 2010, we are limited to issuing options exercisable for no more than 14,630,327 ordinary shares.

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

Our board of directors, which administers the 2007 Plan, has wide discretion to award options. Subject to the provisions of the 2007 Plan, our board of directors determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors. The number of options that vest for an employee in any given year is subject to performance requirements and evaluated by our human resources department.

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

The following table summarizes the options granted to our directors and executive officers and other individuals as a group and outstanding as of the date of December 31, 2010, without giving effect to options that were exercised or terminated:

Name	Options Awarded and Outstanding	Exercise Price (US$/share)	Date of Grant	Date of Expiration
Nanyan Zheng	50,001	0.64	12/20/2007	12/31/2016
	540,000	4.70	10/21/2010	08/18/2017
Harry Ren Zhang	500,000	3.60	09/25/2009	09/24/2019
Eric Haibing Wu	172,500	1.90	12/20/2007	12/19/2017
	405,000	6.26	10/21/2010	08/18/2017
Tan Wee Seng	25,000	4.16	02/25/2010	02/24/2020
Bin Dai	25,000	4.16	02/25/2010	02/24/2020
Other individuals as a group	40,874	0.125	01/1/2006(1)	12/31/2013
	177,958	0.125	07/1/2006(1)	12/31/2013
	37,500	0.125	12/20/2007	12/31/2013
	135,356	0.64	12/20/2007	12/31/2013
	249,552	1.90	12/20/2007	12/19/2017
	316,804	3.25	05/15/2008(2)	05/14/2018
	387,513	3.30	08/15/2009	12/30/2018
	498,353	3.30	08/15/2009	12/14/2019
	200,000	3.58	06/29/2010	06/20/2020
	200,000	3.58	06/29/2010	06/20/2020
	2,272,760	4.70	10/21/2010	08/18/2017
Total	6,234,171

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

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our shareholders and the board of directors in accordance with our memorandum and articles of association. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among others, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) dies or is found by our company to be or becomes of unsound mind.

Qualification

There is no shareholding qualification for directors.

Committees of the Board of Directors

We have established three committees of the board of directors: the audit committee, the compensation committee and the nominations committee. We have adopted a charter for each of the audit committee and compensation committee (is the charter of the nominations committee adopted?), which became effective immediately upon the completion of our IPO. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Tan Wee Seng, Bin Dai and Tao Thomas Wu. We have determined that all of the audit committee members satisfy the “independence” requirements of Rule 10A-3 promulgated under the Exchange Act and Section 303A.

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

Nominations Committee

Our nominations committee consists of Messrs. He, Zheng and Lim. The purpose of the nominations committee is to identify individuals qualified to be members of the board and board committees, to help select candidates for the board, to assist with filling vacancies on the board, and to otherwise advise regarding board and board committee composition matters.  We have not adopted a charter for the nominations committee.

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

D. Employees

We had 4,118, 6,229, 8,444 and 14,343 employees as of December 31, 2007, 2008, 2009 and 2010, respectively. The following table sets forth a breakdown of our employees as of December 31, 2010.

As of December 31, 2010
Corporate staff	359
Hotel-based staff	13,628
Hotel direct support staff(1)	356
Total	14,343

(1)	Includes call center staff, hotel bookkeepers and cashiers and regional laundry management personnel.

Our IT system allows us to centralize our financial management, budget control and accounting and bookkeeping functions, which allows us to avoid multiple layers of management on a regional or local basis, reduce personnel and eliminate multiple-system costs. As a result, we have reduced the headcount of our corporate staff despite our significant expansion from 348 as of December 31, 2007, to 316 as of December 31, 2008 and to 291 as of December 31, 2009.  As of December 31, 2010, although our total hotels in operation increase by 68.5% from those as of December 31, 2009, our corporate staff headcount increase by 23.4% to 359 compared to that as of December 31, 2009.

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

To ensure that all of our hotels perform to our standards, we have established a clearly defined performance evaluation system based on a comprehensive set of key performance indicators that are aligned with a corresponding compensation and bonus structure and we assess these key performance indicators on a real-time basis. For example, 30% of each hotel manager’s base salary is based upon our determination of satisfactory performance at the local and company-wide level. We also provide hotel managers with the opportunity to earn quarterly and year-end bonuses and participate in our stock option plan. In addition, we provide capable and experienced hotel staff with opportunities to be promoted to management positions. We believe our performance-linked compensation structure, career-oriented training and career advancement opportunities, as well as the significant level of responsibility we delegate, are the key drivers that motivate our employees and encourage their entrepreneurship. As a result, we have experienced a low attrition rate among our hotel managers since our inception.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2011:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 149,699,423 ordinary shares outstanding as of March 31, 2011.

	Ordinary Shares Beneficially Owned
Name	Number	Percent

Directors and Executive Officers

Boquan He(1)	35,131,575	23.5

Nanyan Zheng(2)	13,702,665	9.2

Miao Chi(3)	24,008,321	16.0

Harry Ren Zhang	*	*

Eric Haibing Wu	*	*

Meng Ann Lim(4)	17,454,557	11.7

Tan Wee Seng	*	*

Bin Dai	*	*

Tao Thomas Wu	—	—

Principal Shareholders

Fortune News International Limited(5)	13,599,244	9.1

WP RE (Cayman) International Ltd(6)	24,008,321	16.0

Prototal Enterprises Limited(7)	35,131,575	23.5

Happy Travel Limited(8)	17,454,557	11.7

*	Upon exercise of options currently exercisable or vested within 60 days after March 31, 2011, would beneficially own less than 1% of our ordinary shares.
(1)
Includes 35,131,575 ordinary shares held by Prototal Enterprises Limited, a British Virgin Islands company. Prototal Enterprises Limited is wholly-owned by Mr. He. The registered address of Prototal Enterprises Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Mr. He is Floor 32, Metro Plaza, 183-187, Tianhe Road North, Guangzhou, Guangdong, People’s Republic of China.

(2)
Includes (i) 13,599,244 ordinary shares held by Fortune News International Limited, or Fortune News, which includes 10,500,000 ordinary shares pledged to Bank Sarasin-Rabo (Asia) Limited, or BSRL, under that certain Pledge Agreement by and between Fortune News and BSRL, dated as of October 7, 2010, or the Pledge Agreement, (ii) 17,806 ADSs representing 53,418 ordinary shares held by Mr. Zheng, (iii) 2 ordinary shares held by Mr. Zheng; and (iv) 50,001 ordinary shares issuable upon exercise of options held by Mr. Zheng within 60 days of March 31, 2011. Fortune News is wholly owned by Hickdory Investments Limited, which is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Nanyan Zheng. The beneficiaries of The Happy Family Trust are Nanyan Zheng and his wife, Li, Sha.The business address of Mr. Zheng is 10F, 705 GuangzhouDaDaoNan Road, Guangzhou, Guangdong, 510290, People’s Republic of China.

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

(5)
Fortune News is the record owner of 13,599,244 ordinary shares (including 10,500,000 ordinary shares pledged to BSRL under the Pledge Agreement). Fortune News is wholly owned by Hickdory Investments Limited, which is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Nanyan Zheng. The beneficiaries of The Happy Family Trust are Nanyan Zheng and his wife, Li, Sha. Accordingly, Nanyan Zheng may be deemed to beneficially own all of the shares held by Fortune News.

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

(7)
Includes 35,131,575 ordinary shares held by Prototal Enterprises Limited, a British Virgin Islands company. Prototal Enterprises Limited is wholly-owned by Mr. He. The registered address of Prototal Enterprises Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Mr. He is Floor 32, Metro Plaza, 183-187, Tianhe Road North, Guangzhou, Guangdong, People’s Republic of China.

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

None of our shareholders has different voting rights from other shareholders. According to our register of members for our ordinary shares, there was one record holders in the United States. Citibank, N.A. has advised us that, as of March 31, 2011, 19,615,000 ADSs, representing 58,845,000 underlying ordinary shares, were held of record by Cede & Co, among which 18,551,387 ADSs were backed by local shares and the rest 1,063,613 ADSs were the Depositary’s Inventory at DTC. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Pursuant to an undated agreement between 7 Days Shenzhen and Mr. Zheng, 7 Days Shenzhen extended an interest-free loan to Mr. Zheng in the aggregate principal amount of RMB150,000 (US$21,975) for use in fulfilling his capital contribution obligation to Wuxi Shenglong which operates one of our hotels in Wuxi. As of December 31, 2009, the aggregate amount outstanding under this loan was RMB150,000 (US$21,975), which also represents the largest amount outstanding under this loan since January 1, 2005. In March 2005, 7 Days Shenzhen and Wuxi Shenglong entered into entrustment management and brand use contracts, pursuant to which (i) Wuxi Shenglong entrusts 7 Days Shenzhen to manage the hotels mutually designated by Wuxi Shenglong and 7 Days Shenzhen and (ii) 7 Days Shenzhen licenses to Wuxi Shenglong its brand names, trademarks, logos and operational know-how. Under these contracts, 7 Days Shenzhen is entitled to receive 15% of Wuxi Shenglong’s annual pre-tax profits for the management services and the licensing of the rights paid on an annual basis, which amounted to approximately RMB146,000 in 2008 and RMB46,000 in 2009 and nil in 2010, respectively. As of December 31, 2010, 30% of the equity interest in Wuxi Shenglong is held directly by Mr. Zheng for the benefit of 7 Days Shenzhen pursuant to an agreement entered into between Mr. Zheng and 7 Days Shenzhen, and the remaining 70% of the equity interest is owned by Haokang Chen and Jun Shi, two individuals unrelated to our company.

Lease Agreements with Noncontrolling Shareholders in Subsidiaries

As of December 31, 2010, three of our hotels are leased from noncontrolling shareholders in our subsidiaries. Both of these leases were negotiated on an arms’ length basis. The table below sets forth certain terms relating to these lease agreements:

Hotel location	Lessee	Lessor	Term of lease	Rent

Shanghai	Shanghai Qijia Hotel Management Co., Ltd.	Shanghai Jiayi Real Estate Consulting Co., Ltd.	15 years and three months	RMB4.0 million per year; with rent increases of 3% every three years starting in the fourth year

Shenzhen	7 Days Shenzhen	Mr. Qineng Zhuang	10 years	RMB572,760 for the first year; RMB859,140 for the second year; with rent increases of 5% every two years starting in the third year

Chengdu	Chengdu 7 Days Hotel Management Co., Ltd	Sichuan 7 Days Hotel Management Co., Ltd	10 years	RMB829, 300 for the first year, with rent increases of 3% every year starting in the second year.

The related rent expense incurred during the years ended December 31, 2008, 2009 and 2010 amounted to RMB5,429, RMB5,131 and RMB 5,131 (US$777), respectively.

Borrowings from Noncontrolling Shareholders in Subsidiaries

In 2009, we borrowed funds from noncontrolling shareholders in our subsidiaries with repayment terms ranging from 10 to 15 years and interests rates ranging from 8% to 10% per annum.  In 2010, we borrowed additional funds from noncontrolling shareholders in our subsidiaries and such borrowings are unsecured and interest-free and we do not expect them to be repaid within 2011.  The total outstanding principals of such borrowings was RMB4.3 million (US$0.6 million) and our total repaid amount was RMB2.3 million (US$0.4 million).

Transaction with Guangzhou Haoai

In May 2010, we engaged Guangzhou Haoai Information Technology Co., Ltd., or Guangzhou Haoai, to develop a cell phone hotel room booking software application for us. Mr. Nanyan Zheng, our director and chief executive officer, currently owns 75% of the total outstanding equity interest in Guangzhou Haoai. To facilitate Guangzhou Haoai's initiation of development efforts for this application, we paid, on behalf of Guangzhou Haoai, RMB1.1 million (US$0.2 million) to its employees in 2010 as salary advances. These payments were later fully repaid to us in the same year. Our audit committee has reviewed, ratified and approved these payments.

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

A. Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol “SVN”. The following table sets forth the monthly high and low trading prices of our ADSs on the NYSE for the periods indicated:

	High	Low

2010

November	24.00	18.69

December	24.97	20.02

2011

January	23.33	18.20

February	19.50	17.96

March	22.00	18.25

April (through April 29, 2010)	23.29	20.81

On May 3, 2011, the closing sale price of our ADSs as reported on the NYSE was US$22.26 per ADS.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A, “Offering and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on November 6, 2009, which became effective on November 19. 2009.

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

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

In 2007 China passed the New EIT Law and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, could treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for PRC enterprise income tax purposes and therefore subject to PRC enterprise income tax at the rate of 25% on our worldwide income.  While we do not currently consider our Cayman Islands holding company to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our Cayman Islands holding as a PRC resident enterprise since a substantial majority of the members of our management are located in China. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow.  One example is the possibility of a 10% withholding tax imposed on dividends payable to our non-PRC enterprise shareholders and, while less clear, with respect to gains derived by our non-PRC enterprise shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains. In addition, it is unclear whether, if we are considered a PRC “resident enterprise,” our non-PRC enterprise shareholders or ADS holders would be able to claim the benefit of income tax treaties or arrangements entered into between China and other countries or areas.

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

U.S. Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you beneficially own our ADSs or ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs or ordinary shares) entitled to vote.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares represented by such ADSs. Accordingly, the conversion of ADSs into ordinary shares will not be subject to U.S. federal income tax.

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

Sales and Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Any such gain or losses that you recognize will be treated as U.S. source income for foreign tax credit limitation purposes. Your adjusted tax basis will generally equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for 2011 or any future taxable year.

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

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file IRS Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition or the PFIC stock, or made a “reportable election.”  If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS. Under newly enacted legislation, certain individuals holding the ADSs or ordinary shares other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

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

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the variable interest rates for our outstanding debt and any interest income generated by excess cash. As of December 31, 2010, we had no outstanding bank loans.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar between July 21, 2005 and December 31, 2010. However, the PBOC regularly intervenes in the foreign exchange market to achieve policy goals. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. More recently, the PRC government has indicated a willingness to allow the RMB to appreciate against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from our IPO into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased 4.8% and 5.9% in 2007 and 2008, respectively, decreased 0.7% in 2009 and increased 3.3% in 2010.

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

An ADS holder is required to pay the following service fees to the depositary:

Service		Fees

•	Issuance of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

•	Cancellation of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

•	Distribution of cash dividends or other cash distributions	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

•	Distribution of securities other than ADSs or rights to purchase additional ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

•	Depositary services	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•
such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•
such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing shares or holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•
such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited Securities, ADSs and ADRs; and

•     the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities. The fees and charges an ADS holder may be required to pay may vary over time and may be changed by us and by the depositary bank. ADS holders will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to Us

As of December 31, 2010, we received from our depositary a reimbursement of US$1,174,291.71 for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, shareholder meetings, and other expenses related to our ongoing compliance with listing and SEC rules and regulations in the amounts of:

•    US$959.61 for reimbursement of legal fees;

•    US$2,585.50 for reimbursement of settlement infrastructure fees;

•    US$9,246.60 for reimbursement of proxy process expenses; and

•    US$1,161,500.00 for contributions towards our investor relations efforts.

In addition, the depositary waived costs payable by us of $50,000.00 related to the maintenance of the ADR program, database subscription fees and other services.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2008, 2009 and 2010.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

There have been no material modifications to the rights of securities holders or the use of proceeds.

ITEM 15.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and/or Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our internal control over financial reporting is designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in its report dated May 4, 2011 appearing therein.

Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
7 Days Group Holdings Limited:

We have audited 7 Days Group Holdings Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). 7 Days Group Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, 7 Days Group Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 7 Days Group Holdings Limited and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated May 4, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Hong Kong, China
May 4, 2011

Changes in Internal Control

Except as discussed below, there were no significant changes in internal control for the year ended December 31, 2010.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2009, our independent registered public accounting firm identified and communicated to us a material weakness and two significant deficiencies in our internal control over financial reporting, as defined by Auditing Standard No. 5 of the Public Company Accounting Oversight Board.  For details of such material weakness and significant deficiencies, see Item 15 of our annual report on Form 20-F for 2009 filed with the Securities and Exchange Commission on April 19, 2010.  To address this material weakness and the significant deficiencies, as well as the control deficiencies, we took the following measures in 2010:

•	we hired additional individuals with the appropriate level of U.S. GAAP and SEC reporting expertise and who meet our recruiting standards;
•
we increased our in-house expertise and reporting capabilities through additional training, and the retention of a third-party consultant to assist us in enhancing our internal control over financial reporting;

•	we adopted and implemented additional control procedures and prepared an accounting policy manual to assist in preparing our financial statements in accordance with U.S. GAAP; and
•	we implemented additional IT control procedures including those to ensure proper system access and improved data backup and storage.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Tan Wee Seng, our chairman of the audit committee, is an audit committee financial expert and satisfies the “independence” requirements of Section 303A and Rule 10A-3 promulgated under the Exchange Act.

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

	For the Year Ended December 31,
	2008	2009	2010
	(In thousands of RMB)

Audit fees(1)	3,509	2,664	4,917

Audit-related fees(2)	1,946	1,298	—

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

Note applicable.

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

4.19*	English translation of the Land Use Rights Grant Contract between the Guangzhou Land Resources and Housing Bureau and Guangzhou 7 Days Four Seasons Hotel Management Co., Ltd.
8.1*	List of Subsidiaries.

11.1	Code of Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1*	Consent of Commerce and Finance Law Offices.

23.2*	Consent of KPMG.

*	Filed with this annual report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 4, 2011

7 DAYS GROUP HOLDINGS LIMITED

/S/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
7 Days Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of 7 Days Group Holdings Limited and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 7 Days Group Holdings Limited and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2010 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 7 Days Group Holdings Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 4, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Hong Kong, China
May 4, 2011

7 DAYS GROUP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	December 31,
	2009	2010	2010
	RMB	RMB	US$
ASSETS

Current assets:
Cash	341,370	388,795	58,908
Pledged bank deposits	5,400	4,718	715
Accounts receivable	4,557	6,805	1,031
Short-term investment	293,613	-	-
Prepaid rent	64,509	130,522	19,776
Other prepaid expenses and current assets	24,616	42,127	6,383
Hotel supplies	23,776	38,246	5,795
Deferred tax assets	7,551	23,001	3,485
Total current assets	765,392	634,214	96,093

Property and equipment, net	1,013,500	1,355,554	205,387
Rental deposits	38,297	53,718	8,139
Investment in and advances to an affiliate	1,359	1,588	241
Land use right	-	24,662	3,736
Prepaid rent	-	20,630	3,126
Deferred tax assets	15,867	12,876	1,951
Total assets	1,834,415	2,103,242	318,673

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	141,056	233,770	35,420
Bills payable	17,142	11,692	1,772
Accrued expenses and other payables	162,164	281,050	42,583
Amounts due to related parties	162	-	-
Income taxes payable	5,965	19,603	2,970
Total current liabilities	326,489	546,115	82,745

Long-term bank borrowings	110,000	-	-
Borrowings from related parties	3,233	4,279	648
Accrued lease payments	116,896	153,206	23,213
Refundable deposits	24,250	17,950	2,720
Deferred revenue	5,046	1,944	294
Deferred rebate income	-	6,446	977
Total liabilities	585,914	729,940	110,597

Equity:

Ordinary shares:
Par value: US$0.125; Authorized: 225,000,000 shares in 2009 and 2010; Issued and outstanding: 149,067,932 shares in 2009 and 149,647,613 shares in 2010, respectively	140,377	140,857	21,342

Additional paid-in capital	1,559,458	1,579,391	239,302
Accumulated other comprehensive income	30,696	15,649	2,371
Accumulated deficit	(484,925)	(367,234)	(55,642)
Total equity attributable to 7 Days Group Holdings Limited	1,245,606	1,368,663	207,373
Noncontrolling interests	2,895	4,639	703
Total equity	1,248,501	1,373,302	208,076

Commitments and contingencies

Total liabilities and equity	1,834,415	2,103,242	318,673

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Revenues	721,434	1,141,315	1,498,909	227,107

Operating costs and expenses:
Hotel operating costs	(730,204)	(971,550)	(1,182,927)	(179,232)
Sales and marketing expenses	(36,897)	(30,824)	(39,557)	(5,993)
General and administrative expenses	(93,631)	(65,074)	(122,371)	(18,541)

Total operating costs and expenses	(860,732)	(1,067,448)	(1,344,855)	(203,766)

Income (loss) from operations	(139,298)	73,867	154,054	23,341

Other income (expense):
Interest income	2,395	3,669	3,127	474
Interest expense	(84,470)	(81,867)	(2,082)	(315)
Loss on debt extinguishment	-	(26,477)	-	-
Change in fair value of ordinary share purchase warrants	10,484	(76,376)	-	-
Equity in income (loss) of an affiliate	186	23	(18)	(3)
Income (loss) before income taxes	(210,703)	(107,161)	155,081	23,497
Income tax benefit (expense)	781	4,952	(35,833)	(5,429)
Net income (loss)	(209,922)	(102,209)	119,248	18,068
Net income attributable to noncontrolling interests	(608)	(1,745)	(1,557)	(236)

Net income (loss) attributable to 7 Days Group Holdings Limited	(210,530)	(103,954)	117,691	17,832

Deemed dividends to Series C convertible preferred shareholders	-	(28,993)	-	-
Net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders	(210,530)	(132,947)	117,691	17,832

Basic earnings (losses) per ordinary share	(3.51)	(1.93)	0.79	0.12
Diluted earnings (losses) per ordinary share	(3.51)	(1.93)	0.78	0.12

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands, except share data)

	Series B Convertible						Accumulated		Equity (Deficit)
	Preferred Shares		Ordinary Shares			Additional	Other		attributable to
	Number of		Number of		Subscription	Paid-in	Comprehensive	Accumulated	7 Days Group	Noncontrolling	Total
	Shares	Par Value	Shares	Par Value	Receivable	Capital	Income (Loss)	Deficit	Holdings Limited	Interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2008	7,862,216	7,523	60,000,000	61,502	(1,418)	141,868	3,034	(170,441)	42,068	242	42,310
Net loss	-	-	-	-	-	-	-	(210,530)	(210,530)	608	(209,922)
Foreign currency exchange translation adjustment, net of nil tax	-	-	-	-	-	-	27,270	-	27,270	-	27,270
Comprehensive income (loss)									(183,260)	608	(182,652)

Capital contribution	-	-	-	-	-	-	-	-	-	300	300
Share-based compensation	-	-	-	-	-	27,221	-	-	27,221	-	27,221
Balance as of December 31, 2008	7,862,216	7,523	60,000,000	61,502	(1,418)	169,089	30,304	(380,971)	(113,971)	1,150	(112,821)

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands, except share data)

	Series B Convertible Preferred Shares		Ordinary Shares			Additional	Accumulated Other		Equity (Deficit) attributable to
	Number of		Number of		Subscription	Paid-in	Comprehensive	Accumulated	7 Days Group	Noncontrolling	Total
	Shares	Par Value	Shares	Par Value	Receivable	Capital	Income (Loss)	Deficit	Holdings Limited	Interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2008	7,862,216	7,523	60,000,000	61,502	(1,418)	169,089	30,304	(380,971)	(113,971)	1,150	(112,821)

Net loss	-	-	-	-	-	-	-	(103,954)	(103,954)	1,745	(102,209)
Foreign currency exchange translation adjustment, net of nil tax	-	-	-	-	-	-	392	-	392	-	392
Comprehensive income (loss)									(103,562)	1,745	(101,817)

Issuance of ordinary shares upon initial public offering (“IPO”), net of issuance costs of RMB 23,396	-	-	34,845,000	29,738	-	758,119	-	-	787,857	-	787,857
Conversion of Series A convertible preferred shares to ordinary shares	-	-	15,724,432	15,468	-	62,826	-	-	78,294	-	78,294
Conversion of Series B convertible preferred shares to ordinary shares	(7,862,216)	(7,523)	7,862,216	7,523	-	-	-	-	-	-	-
Conversion of Series C convertible preferred shares to ordinary shares	-	-	21,533,387	18,377	-	418,051	-	-	436,428	-	436,428
Ordinary shares issued in connection with:
Exercise of ordinary share purchase warrants	-	-	5,454,545	4,655	-	131,895	-	-	136,550	-	136,550
Exercise of share options	-	-	3,648,352	3,114	-	9,929	-	-	13,043	-	13,043
Reclassification of subscription receivable	-	-	-	-	1,418	(1,418)	-	-	-
Acquisition of noncontrolling interest	-	-	-	-	-	(445)	-	-	(445)	-	(445)
Capital contributions from shareholders	-	-	-	-	-	28,993	-	-	28,993	-	28,993
Deemed dividends to Series C convertible preferred shareholders	-	-	-	-	-	(28,993)	-	-	(28,993)	-	(28,993)
Share-based compensation	-	-	-	-	-	11,412	-	-	11,412	-	11,412
Balance as of December 31, 2009	-	-	149,067,932	140,377	-	1,559,458	30,696	(484,925)	1,245,606	2,895	1,248,501

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands, except share data)

				Accumulated		Equity (Deficit)
	Ordinary Shares		Additional	Other		attributable to
	Number of		Paid-in	Comprehensive	Accumulated	7 Days Group	Noncontrolling	Total
	Shares	Par Value	Capital	Income (Loss)	Deficit	Holdings Limited	Interests	Equity (Deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2009	149,067,932	140,377	1,559,458	30,696	(484,925)	1,245,606	2,895	1,248,501

Net income	-	-	-	-	117,691	117,691	1,557	119,248
Foreign currency exchange translation adjustment, net of nil tax	-	-	-	(15,047)	-	(15,047)	-	(15,047)
Comprehensive income						102,644	1,557	104,201

Issuance costs	-	-	(1,353)	-	-	(1,353)	-	(1,353)
Ordinary shares issued in connection with exercise of share options	579,681	480	5,807	-	-	6,287	-	6,287
Acquisition of noncontrolling interest	-	-	(38)	-	-	(38)	(134)	(172)
Capital contributions to subsidiaries from noncontrolling interest shareholders	-	-	-	-	-	-	2,326	2,326
Dividends paid by subsidiaries to noncontrolling interest shareholders	-	-	-	-	-	-	(2,005)	(2,005)
Share-based compensation	-	-	15,517	-	-	15,517	-	15,517
Balance as of December 31, 2010	149,647,613	140,857	1,579,391	15,649	(367,234)	1,368,663	4,639	1,373,302
Balance as of December 31, 2010 - in US$		21,342	239,302	2,371	(55,642)	207,373	703	208,076

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	(209,922)	(102,209)	119,248	18,068
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	90,196	146,173	180,763	27,388
Land use right expenses	-	-	51	8
Loss on disposal of property and equipment	817	2,398	7,549	1,144
Impairment losses of property and equipment	-	-	5,471	829
Write-off of leasehold improvements due to early termination of a lease	-	2,879	3,898	591
Deferred income tax benefit	(3,838)	(19,333)	(12,459)	(1,888)
Share-based compensation expense	27,221	11,412	15,517	2,351
Equity in loss (income) of an affiliate	(186)	(23)	18	3
Change in fair value of ordinary share purchase warrants	(10,484)	76,376	-	-
Change in fair value of interest rate derivative contract	523	6	-	-
Amortization of debt issuance costs	8,031	9,185	-	-
Amortization of discount on senior notes payable	20,702	23,675	-	-
Loss on debt extinguishment	-	26,477	-	-
Unrealized gain on foreign exchange	-	-	(6,373)	(966)

Changes in operating assets and liabilities:
Pledged bank deposits	(3,977)	(1,423)	682	103
Accounts receivable	(1,431)	(1,092)	(2,248)	(341)
Prepaid rent	(4,117)	(2,776)	(85,643)	(12,976)
Other prepaid expenses and current assets	(6,129)	(3,138)	(14,589)	(2,211)
Hotel supplies	(11,850)	1,618	(14,470)	(2,192)
Amounts due from related parties	(59)	59	-	-
Rental deposits	(10,058)	820	(15,421)	(2,337)
Accounts payable	27,380	(8,550)	24,702	3,743
Bills payable	10,465	4,324	(6,342)	(961)
Accrued expenses and other payables	46,884	36,563	85,460	12,948
Amounts due to related parties	(1,713)	-	(162)	(24)
Income taxes payable	(193)	4,121	13,638	2,066
Accrued lease payments	36,860	17,523	38,929	5,898
Refundable deposits	-	24,250	(6,300)	(955)
Deferred revenue	(686)	(686)	(3,102)	(469)
Other liabilities	-	-	6,446	978

Net cash provided by operating activities	4,436	248,629	335,263	50,798

Cash flows from investing activities:
Purchases of property and equipment	(405,166)	(326,359)	(425,639)	(64,491)
Purchases of land use right	-	-	(24,713)	(3,744)
Advances made to an affiliate	-	(365)	(770)	(117)
Collection of advances made to an affiliate	207	387	523	79
Advances made to related parties	-	-	(1,242)	(188)
Collection of advances made to related parties	-	-	1,242	188
Purchase of short-term investment	-	(293,737)	-	-
Proceeds from redemption of short-term investment	-	-	293,613	44,487

Net cash used in investing activities	(404,959)	(620,074)	(156,986)	(23,786)

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(Amounts in thousands)

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon IPO	-	811,253	-	-
Issuance costs of ordinary shares upon IPO	-	(6,074)	(17,291)	(2,620)
Proceeds from exercise of employee share options	-	13,043	3,918	594
Proceeds from issuance of Series C convertible preferred shares	443,768	-	-	-
Issuance costs of Series C convertible preferred shares	(7,340)	-	-	-
Repayment of senior notes	-	(546,488)	-	-
Decrease in restricted cash	103,719	51,381	-	-
Proceeds from bank borrowings	170,000	195,000	-	-
Repayment of bank borrowings	(200,000)	(85,000)	(110,000)	(16,667)
Proceeds from borrowings from related parties	1,650	-	3,222	488
Repayment of borrowings from related parties	(2,063)	(3,868)	(2,176)	(330)
Acquisition of noncontrolling interest	-	(445)	(172)	(26)
Capital contributions to subsidiaries from noncontrolling interest shareholders	300	-	2,326	352
Dividends paid by subsidiaries to noncontrolling interests shareholders		-	(2,005)	(303)

Net cash provided by (used in) financing activities	510,034	428,802	(122,178)	(18,512)

Effect of foreign currency exchange rate changes on cash	(4,835)	163	(8,674)	(1,314)

Net increase in cash	104,676	57,520	47,425	7,186

Cash at beginning of year	179,174	283,850	341,370	51,722

Cash at end of year	283,850	341,370	388,795	58,908

Supplemental disclosures of cash flow information:

Interest paid, net of capitalized interest (Note 5)	62,272	63,787	1,842	279

Income taxes paid	3,250	10,260	34,654	5,251

Non-cash investing and financing activities:

Accounts payable for purchases of property and equipment at end of year	233,060	109,533	177,545	26,901

Bills payable for purchases of property and equipment at end of year	3,211	2,353	3,245	492

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION

(a)	Principal activities

7 Days Group Holdings Limited (the “Company”) was incorporated as a limited liability company in the Cayman Islands on October 25, 2004. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in the business of operating economy hotels in the People’s Republic of China (“PRC”) under the brand name “7 Days Inn”.  The Group leases real estate properties on which it develops and operates hotels, and also licenses the “7 Days Inn” brand to hotel owners and manages these hotels. The former type of hotels is referred to as “leased-and-operated hotels” and the latter type of hotels is referred to as “managed hotels”.  As of December 31, 2010, the Company has 568 operating hotels that are located in 89 cities in the PRC, 247 of which are managed hotels.

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

Managed hotels

The Group licenses the 7 Days brand to the property owners, lessors or existing hotel operators under a hotel management agreement (“hotel management agreement”).  The Group is responsible for managing these hotels, including the hiring and appointing the hotel management personnel, training hotel managers and staff, and managing sales, financial and operating performance. Under the hotel management agreement, each owner of a managed hotel is required to pay hotel management and service fees over the term of the hotel management agreement which is usually based on a percentage of the revenues of the managed hotel.  The owners of the managed hotels are responsible for the costs of hotel development and operations. The term of the hotel management agreement ranges from 3 to 15 years and is renewable upon mutual agreement between the Group and the managed hotel owner.

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

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and salvage values of property and equipment, the recoverability of the carrying amount of property and equipment and investment in and advances to an affiliate, the determination of the fair values of share-based compensation, derivative and equity instruments, the accrual of the membership reward program costs and the realization of deferred tax assets. These estimates are often based on judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. The Group is also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as competition, litigation, legislation and regulations in the hotel industry.

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

Assets and liabilities of the Company are translated into RMB using the exchange rates at each balance sheet date. Revenues and expenses of the Company are translated at average rates prevailing during the reporting period. Gains and losses resulting from translation of the Company’s financial statements into the RMB are recorded as a separate component of accumulated other comprehensive income within equity (deficit).  Gains and losses on inter-company foreign currency transactions that are of a long-term investment nature are reported as other comprehensive income or loss in the same manner as translation adjustments.

For the convenience of the readers, the December 31, 2010 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.6000, being the noon buying rate for U.S. dollars in the City of New York in effect on December 30, 2010 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.  No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 30, 2010 or at any other date.

(d)	Cash

Cash consists of cash on hand and cash at banks. As of December 31, 2009 and 2010, RMB169,477 and RMB191,926 (US$29,080), respectively, in cash was held in major financial institutions located in the PRC. Management believes that these major financial institutions have acceptable credit rating.

(e)	Pledged bank deposits

Pledged bank deposits represent amounts held by financial institutions, as security for issuance of bills to the Group’s suppliers that are not available for the Group’s use. Upon maturity of the bills, which generally occur within 3 to 6 months after the issuance of the bills, the deposits are released by the financial institutions and become available for use by the Group. Pledged bank deposits are reported within cash flows from operating activities in the consolidated statements of cash flows.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Accounts receivable

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

Impairment of long-lived assets

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent that the carrying amount of the asset exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Land use right

Land use right represents the exclusive right to occupy and use land in the PRC for a specific contractual term.  Land use right is carried at cost and charged to general and administrative expenses on a straight-line basis over the term of the land use right of 40 years.  The land use right was acquired during the year ended December 31, 2010 for building a new headquarter.

(j)	Investment in an affiliate

Equity investments where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, is accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as equity in income (loss) of an affiliate in the consolidated statements of operations.

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

(k)	Derivative contract

The Group entered into an interest rate derivative contract with a financial institution in September 2007 to limit the maximum interest rate on its senior notes payable. The interest rate derivative contract was accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging. The derivative contract was recognized at its fair value at each balance sheet date with changes in the fair value recognized in the consolidated statements of operations.

(l)	Bills payable

Bills payable represent bills issued by financial institutions to the Group’s suppliers.  The Group’s suppliers receive payments from the financial institutions directly upon maturity of the bills and the Group is obliged to repay the face value of the bills plus a bank charge of approximately 0.21% to 0.27% of the face amount to the financial institutions.

(m)	Income taxes

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

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Income taxes - continued

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

(n)	Revenue recognition

Revenues of the Group primarily represent room accommodation charges and merchandise sales. Revenues generated from room accommodation charges are recognized as earned, which is the date the customer occupies a room and collectability is reasonably assured. Revenues from food and beverage sales and souvenir card sales are recognized at the time of sale, which is the point in time when the customer pays for and accepts the item.  Revenue from membership credit points sales are recognized upon usage of the respective credit points.  For the year ended December 31, 2010, the Group recognized revenue of RMB8,453 from the usage of membership credit point sold.  The outstanding advance payment received from membership credit points sales of RMB130 was recorded as accrued expenses and other payables as of December 31, 2010.

In April 2005, the Group established a life-time membership reward program. Membership is free of charge if registered through the internet. Prior to January 1, 2008 the Group charged a non-refundable one-time upfront membership fee from customers who purchased membership in the reward program at its hotels. The Group recognizes revenues from the membership fee over the expected term of the customer relationship of 10 years. Effective January 1, 2008, the Group discontinued charging customers an upfront membership fee for the membership reward program. In December 2010, the Group announced that membership accounts which have been inactive for a period in excess of 2 years are automatically closed. The remaining unrecognized portion of the membership fee relating to these closed membership accounts was recognized as revenue. For the years ended December 31, 2008, 2009 and 2010, the Group received membership fee of RMB5,453, nil and nil and recognized revenue of RMB686, RMB686 and RMB3,102 (US$470), respectively.  The outstanding membership fee of RMB5,046 and RMB1,944 (US$294) was recorded as deferred revenue in the consolidated balance sheets as of December 31, 2009 and 2010, respectively.

Revenues from managed hotels are derived from the hotel management agreements where the hotel owners are required to pay hotel management and service fees.  Hotel management and service fees are recognized when the underlying service has occurred.

Revenues are recorded net of business tax and surcharges of RMB43,584, RMB68,756 and RMB88,124 (US$13,352) for the years ended December 31, 2008, 2009 and 2010, respectively.

(o)	Pre-operating expenses and advertising costs

Costs incurred prior to the commencement of operations of the Group’s hotels are expensed as incurred. Pre-operating expenses amounted to RMB108,736, RMB17,649 and RMB75,394 (US$11,423) for the years ended December 31, 2008, 2009 and 2010, respectively, of which RMB98,681, RMB17,589 and RMB70,011 (US$10,608) were included in hotel operating costs, nil, nil and RMB1,021 (US$155) were included in sales and marketing expenses, and RMB10,055, RMB60 and RMB4,362 (US$661) were included in general and administrative expenses, respectively.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Operating leases

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

In order to secure longer lease period of certain operating lease of properties, the Group makes prepayments to the lessors.  Advance payments for future rent are recorded as prepaid rent in the consolidated balance sheets and amounted to RMB64,509 and RMB130,522 as of December 31, 2009 and 2010, respectively.  The amounts relating to rent due after 12 months are classified as non-current assets at the balance sheet dates and amounted to nil and RMB20,630 as of December 31, 2009 and 2010, respectively.  The balance of the prepaid rent is reduced and recognized to hotel operating costs over the lease term.  The Group makes the prepayments without collateral for such payments.  As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which expose the Group to the credit risks of the lessors.

(q)	Accrued membership reward program costs

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

(r)	Refundable deposits

Pledged bank deposits represent amounts held by the Group in order to secure the management hotel owners to perform their obligations stipulated in the hotel management agreements.  Upon expiration of the agreement, deposits are released by the Group and refunded to the manage hotel owners.

(s)	Deferred rebate income

The Group entered into contract with a bank for ADR depository service of 10 years (the “service contract”).  In order to secure the customer relationship, the bank provides rebates to the Group which is refundable to the extent of an early termination of the service contract by the Group.  The Group recognizes revenue from the rebate income over the contract term.  In 2010, the Group received rebates of RMB7,162, of which revenue of RMB716 was recognized for the year ended December 31, 2010.

(t)	Retirement and other postretirement benefits

Pursuant to relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions to various defined contribution plans organized by the PRC government.  The contributions are made for each qualifying PRC employee at 12% on a standard salary base as determined by the PRC governmental authority.  For the years ended December 31, 2008, 2009 and 2010, contributions to the defined contribution plans were RMB13,228, RMB11,990 and RMB14,138 (US$2,142), respectively.

The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Share-based payments

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

(v)	Earnings (losses) per share

Basic earnings (losses) per ordinary share is computed by dividing net income (losses) attributable to 7 Days Group Holdings Limited ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income attributable to 7 Days Group Holdings Limited is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. For the years ended December 31 2008 to December 31 2009, the Company’s Series A convertible preferred shares, Series B convertible preferred shares and Series C convertible preferred shares were participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders.

Diluted earnings (losses) per ordinary share is calculated by dividing net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the exercise of the ordinary share purchase warrants and share options (using the treasury stock method), and upon the conversion of the Group’s Series A convertible preferred shares, Series B convertible preferred shares and Series C convertible preferred shares (using if-converted method). Potential dilutive securities are not included in the calculation of diluted earnings (losses) per share if the impact is anti-dilutive.

(w)	Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, fire prevention, environmental, public safety, health and sanitary regulations. In accordance with FASB ASC Topic 450, Contingencies, an accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

(x)	Statutory reserves

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

As of December 31, 2009 and 2010, the statutory surplus reserve recorded by the Company’s subsidiaries incorporated in the PRC amounted to RMB5,001 and RMB12,828 (US$1,944), respectively.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Segment reporting

The Group’s chief operating decision maker has been identified as its Chief Executive Officer.  The Group has one operating segment, namely hotel operation. All of the Group’s operations and customers are located in the PRC; consequently, no geographic information is presented.

(z)	Fair value measurements

The Group applies the provisions of FASB ASC Subtopic 820-10, Fair Value Measurements, or ASC Subtopic 820-10, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements.  ASC Subtopic 820-10 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC Subtopic 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  ASC Subtopic 820-10 establishes three levels of inputs that may be used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.
The Group did not have any assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009 and 2010.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recently issued accounting standards

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue, a consensus of the FASB Emerging Issues Task Force. This update provides amendments to FASB ASC Subtopic 605-25, Revenue Recognition - Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (“VSOE”) or third party evidence of selling price (“TPE”) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple element arrangement, entities will be required to estimate the selling prices of those elements.  The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU No. 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple element revenue arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted.  Management believes the adoption of ASU No. 2009-13 will not have a significant impact on the Company’s financial condition, results of operations or cash flows.

In April 2010, the FASB issued ASU No. 2010-13, Compensation - Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades, to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This update provides amendments to ASC Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This guidance is effective for interim and annual reporting periods beginning on or after December 15, 2010. Management believes the adoption of ASU No. 2010-13 will not have a significant impact on the Company’s financial condition, results of operations or cash flows.

In December 2010, the FASB issued ASU 2010-29 (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations, a consensus of the FASB Emerging Issue Task Force (Issue No.10-G). ASU 2010-29 requires that the pro forma information be presented at if the business combination occurred at the beginning of the prior annual reporting period for purposes of calculating both the current reporting period and the prior reporting period pro forma financial information. The ASU also requires that this disclosure be accompanied by a narrative description of the amount and nature of material nonrecurring pro forma adjustments. This guidance is effective prospectively for business combinations with effective dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Management believes the adoption of ASU No. 2010-29 will not have a significant impact on the Company’s financial condition, results of operations or cash flows.

3	SHORT-TERM INVESTMENT

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

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

4	OTHER PREPAID EXPENSES AND CURRENT ASSETS

Other prepaid expenses and current assets consist of the following:

		December 31,
		2009	2010	2010
		RMB	RMB	US$

Advances to employees		5,483	3,562	540
Prepaid advertising		4,324	4,508	683
Prepaid utilities and network expenses		4,152	8,188	1,241
Utility and other deposits		1,372	4,025	610
Receivables from managed hotels	Note (a)	3,195	4,900	742
Receivable from a landlord (see Note 5)		-	5,500	833
Amounts due from option plan administrator	Note (b)	-	2,369	359
Other		6,090	9,075	1,375

Total other prepaid expenses and current assets		24,616	42,127	6,383

Notes:
(a)	Amounts represent primarily amount paid on behalf of managed hotels for procurement of daily hotel supplies and materials for hotel renovation projects.
(b)	Amount represents receivables from option plan administrator relating to exercise of employee share options as of December 31, 2010.

5	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:
	December 31,
	2009	2010	2010
	RMB	RMB	US$

Leasehold improvements	1,089,170	1,514,648	229,492
Hotel fixtures and equipment	171,400	238,401	36,121
Motor vehicles	542	542	82
Construction in progress	16,831	32,543	4,931
Total property and equipment	1,277,943	1,786,134	270,626
Less: Accumulated depreciation and amortization	(264,443)	(430,580)	(65,239)
Total property and equipment, net	1,013,500	1,355,554	205,387

Depreciation and amortization expense of property and equipment is allocated to the following expense items:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Hotel operating costs	88,939	144,417	178,279	27,012
Sales and marketing expenses	57	33	37	6
General and administrative expenses	1,200	1,723	2,447	370
Total depreciation and amortization expense	90,196	146,173	180,763	27,388

For the years ended December 31, 2008, 2009 and 2010, interest cost capitalized amounted to RMB5,284, RMB1,077 and RMB75 (US$11), respectively.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

5	PROPERTY AND EQUIPMENT - continued

During the year ended December 31, 2009, the Group received RMB8,500 cash settlement from a landlord of one of the Group’s leased-and-operated hotels in exchange for the Group agreeing to early terminate an operating lease. The Group recorded a net gain on early termination of the lease in the amount of RMB5,721, which represented the amount of cash settlement received net of the write-off of unamortized leasehold improvements of RMB2,879, direct costs of RMB656, and reversal of accrued lease payments of RMB756. During the year ended December 31, 2010, the Group recorded a receivable of RMB 5,500 from the landlord of one of the Group’s leased-and-operated hotels in exchange for the Group agreeing to early terminate an operating lease. The receivable was collected in January 2011. The Group recorded a net gain on early termination of the lease in the amount of RMB1,397, which represented the amount of cash settlement to be received net of the write-off of unamortized leasehold improvements of RMB3,898 and other related expenses of RMB205. The net gain has been included as a component of general and administrative expenses in the consolidated statements of operations.

The Group did not recognize any impairment losses for property and equipment for the years ended December 31, 2008 and 2009. The Group recognized impairment losses of RMB5,471 for the year ended December 31, 2010 in respect of leasehold improvements and hotel fixtures and equipment of certain loss-making leased-and-operated hotels. The Group estimated that the carrying amounts of these leasehold improvements and hotel fixtures and equipment would not be recoverable through future cash flows. The fair value of the property and equipment was based on the estimated selling price of the assets. The impairments were included in general and administrative expenses in the consolidated statements of operations in the amount of RMB5,471 (US$829) for the year ended December 31, 2010.

6	INVESTMENT IN AND ADVANCES TO AN AFFILIATE

The Group acquired a 30% equity interest in Wuxi Shenglong Hotel Management Limited (“Wuxi Shenglong”) in March 2006. The 30% equity interest in Wuxi Shenglong is held directly by Mr. Zheng Nanyan, Chief Executive Officer and director of the Company, for the benefit of the Company pursuant to an agreement entered into between Zheng Nanyan and the Company. Wuxi Shenglong is engaged in the business of operating an economy hotel in Jiangsu, the PRC. The Group and other shareholders of Wuxi Shenglong make advances to Wuxi Shenglong in proportion to their respective percentage of equity interests in Wuxi Shenglong. Since the Group owns 30% of the equity interests in Wuxi Shenglong and contributed only its proportionate share of the advances to Wuxi Shenglong, the Group does not consolidate Wuxi Shenglong in its consolidated financial statements. As of December 31, 2009 and 2010, the advances, net of repayment, made by the Group to Wuxi Shenglong to fund its operations amounted to RMB1,100 and RMB1,347 (US$204), respectively.

7	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

		December 31,
		2009	2010	2010
		RMB	RMB	US$

Accrued payroll and employee benefits		71,082	78,106	11,834
Advance payments received from customers	Note (a)	20,085	38,195	5,787
Accrued IPO costs		17,322	1,384	210
Advance payments received from managed hotels for procurement	Note (b)	16,704	52,199	7,909
Accrued rent		9,169	14,067	2,131
Accrued business and surcharges taxes		8,485	13,870	2,102
Accrued membership reward program costs		7,360	5,460	827
Advance receipt of hotel service fees	Note (c)	-	14,780	2,239
Payables for acquisition of hotel assets	Note (d)	-	46,745	7,082
Other		11,957	16,244	2,462
Total accrued expenses and other payables		162,164	281,050	42,583

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

Notes:
(a)	Amounts represent primarily advance payments from corporate customers.
(b)	Amounts represent primarily advance payments received from managed hotels for procurement of daily hotel supplies and materials for hotel renovation projects.
(c)	Amounts represent primarily the advance payments of hotel service fee from owners of managed hotels.
(d)	Amounts represent payables for acquired hotel assets, such as fixtures and equipment, etc.

8	INCOME TAXES

The Company’s Hong Kong and PRC subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong

7 Days Inn Group (HK) Limited was incorporated in Hong Kong on November 29, 2007 and does not derive any income which is subject to Hong Kong Profits Tax.  Accordingly, no provision for Hong Kong Profits Tax was required. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

PRC

7 Days Inn (Shenzhen) Co., Ltd. (“7 Days Shenzhen”) and its branch hotels operating in Shenzhen were subject to income tax at 15% prior to 2008.  As a foreign investment enterprise engaging in the service industry in Shenzhen, 7 Days Shenzhen and its branch hotels were further entitled to a 1-year full exemption followed by a 2-year 50% exemption tax holiday, which commenced from its first profit-making year after offsetting its accumulated tax losses.  7 Days Shenzhen commenced its tax holiday in 2007.

On March 16, 2007, the PRC government enacted the new Enterprise Income Tax law (“new EIT law”), which unified the income tax rate to 25% for all enterprises. The new EIT law was effective as of January 1, 2008. The new EIT law and its relevant regulations provide a 5-year transition period from January 1, 2008 for those companies which were established before March 16, 2007 and which were entitled to preferential lower tax rates under the then effective tax laws and regulations, as well as grandfathering certain tax holidays. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively. 7 Days Shenzhen is entitled to the transitional rates and can continue its tax holiday until expiry.

Further, during 2010, as a software development company, Guangzhou Seven Software Development Co., Ltd. (“Guangzhou Seven”) is entitled to a 2-year full exemption followed by a 3-year 50% exemption tax holiday, which commenced from its first profit-making year after offsetting its accumulated tax losses.  Guangzhou Seven commenced its tax holiday in 2010.

Based on the above, the Company’s PRC subsidiaries are subject to income tax at 25% except for the following:

(i)
7 Days Shenzhen and its branch hotels located in Shenzhen are subject to income tax at 9%, 10%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively; while its branch hotels located outside Shenzhen are subject to income tax rate at 12.5% for 2008 and 2009, and at 25% from 2010 onwards.

(ii)	Guangzhou Seven commenced its tax holiday in 2010 and thus was exempt from income tax in 2010 and 2011, and is subject to income taxes at 12.5% from 2012 to 2014 and at 25% from 2015 onwards.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

8	INCOME TAXES - continued

Under the new tax law and its implementation rules which became effective on January 1, 2008, a withholding tax is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from withholding tax. The implementation rules provide that the withholding tax rate is 10% unless reduced by a tax treaty/arrangement. The Company has not provided for income taxes on accumulated earnings amounting to RMB70,183 (USD10,634)  that are subject to the PRC withholding tax at 10% as of December 31, 2010, since these earnings are intended to be permanently reinvested.  The estimated amounts of unrecognized deferred tax liabilities relating to these undistributed earnings amounted to RMB7,018 (USD1,063) as of December 31 2010, respectively.  Further, interest income on the loans advanced to the PRC entities by non-PRC-resident enterprises is subject to PRC withholding income tax at 10%.

The Group’s profit (loss) before income taxes consists of the following jurisdictions:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Cayman Islands	(105,704)	(193,847)	2,150	326
PRC, excluding Hong Kong	(104,997)	86,727	151,949	23,023
Hong Kong	(2)	(41)	982	148
Total profit (loss) before income taxes	(210,703)	(107,161)	155,081	23,497

The Group’s income tax benefit (expense) in the consolidated statements of operations consists of the following:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
PRC income tax
Current tax expense	(3,057)	(14,381)	(48,292)	(7,317)
Deferred tax benefit	3,838	19,333	12,459	1,888
Total income tax benefit (expense)	781	4,952	(35,833)	(5,429)

The reconciliation between the actual income tax benefit (expense) reported in the consolidated statements of operations and the amounts computed by applying the PRC statutory tax rate of 25%,(the PRC statutory tax rate was used because substantially all of the Group’s operations are in the PRC) to profit (loss) before income taxes is as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Computed expected income tax benefit (expense)	52,676	26,790	(38,770)	(5,874)
Non-PRC entities not subject to income tax	(26,427)	(48,472)	783	118
Preferential income tax rate	(1,616)	2,645	1,129	171
Tax holiday (Note i)	-	5,289	1,229	186
PRC withholding tax on cross-border inter-group advances	-	-	(937)	(142)
Non-deductible expenses
Staff costs exceeding allowable limit	(5,018)	(4,299)	(1,787)	(271)
Entertainment expense exceeding allowable Limit	(845)	(590)	(494)	(74)
Interest expense exceeding allowable limit	(634)	(280)	(305)	(46)
Other	(781)	(852)	(457)	(69)
Change in valuation allowance	(16,574)	24,721	3,776	572
Actual income tax benefit (expense)	781	4,952	(35,833)	(5,429)

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

8	INCOME TAXES - continued

Note:
(i)	The effect of tax holiday for the years ended December 31, 2008, 2009 and 2010 reduced basic and diluted net loss per ordinary share by nil, RMB0.08 and RMB0.01, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2009 and 2010 are presented below:
	December 31,
	2009	2010	2010
	RMB	RMB	US$
Deferred tax assets:
- Accrued lease payments	13,102	12,636	1,915
- Pre-operating expenses	2,254	1,297	197
- Tax loss carryforwards	25,975	23,643	3,582
- Deferred revenue	1,254	486	74
- Accrued membership reward program costs	1,840	1,951	296
- Share-based payments	-	3,724	564
- Accrued expenses	1,857	9,696	1,469
- Property and equipment	-	1,368	207
Total gross deferred tax assets	46,282	54,801	8,304

Less: valuation allowance	(20,781)	(17,005)	(2,577)
Net deferred tax assets	25,501	37,796	5,727

Deferred tax liabilities:
- Property and equipment	(2,083)	(1,919)	(291)
Total deferred tax liabilities	(2,083)	(1,919)	(291)

Net deferred tax assets	23,418	35,877	5,436

Classification on consolidated balance sheets:

Deferred tax assets
- Current	7,551	23,001	3,485
- Non-current	15,867	12,876	1,951

The realization of future tax benefits of deferred tax assets is dependent on future taxable income against which such tax benefits can be applied or utilized, the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence is considered in the determination of whether sufficient future taxable income will exist. Such evidence includes, but is not limited to, the financial performance of the subsidiaries and the length of tax loss carryforward period. Sufficient negative evidence, such as a history of operating losses and, losses expected in early future years, may require that a valuation allowance be established with respect to deferred tax assets. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

In 2009, certain previously loss-making subsidiaries started to generate significant profit, and thereby, eliminating the past significant negative evidence of cumulative losses. Similar improvement in operating results occurred for other subsidiaries during 2010.  Based on the Group’s business plans and projected future taxable income, management believes it is more likely than not that these subsidiaries will continue to generate profits in the future, and thus, the Group recorded a tax benefit in the amount of RMB24,721 and RMB3,776 (US$572) related to the reduction of valuation allowance during the years ended December 31, 2009 and 2010, respectively.

As of December 31, 2010, tax loss carryforwards amounted to RMB94,573 (US$14,329), of which RMB727, RMB46,904, RMB25,705 and RMB21,237 will expire if unused by the years ending December 31, 2012, 2013, 2014 and 2015, respectively.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

8	INCOME TAXES - continued

As of January 1, 2008 and for the years ended December 31, 2008, 2009 and 2010, the Company and its subsidiaries did not have any unrecognized tax benefits, and thus no interest and penalties related to unrecognized tax benefits were recorded.  In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company’s subsidiaries file income tax returns in the PRC and Hong Kong. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitations in the case of tax evasion. The PRC income tax returns for the Company’s PRC subsidiaries for the years beginning in 2005 are open to examination by the PRC state and local tax authorities. According to Hong Kong Inland Revenue Ordinance, the statute of limitations is six years if the underpayment of taxes is due to computational errors made by the taxpayer.  The statute of limitations is ten years if the underpayment is due to fraud or willful evasion.  The Hong Kong Profits Tax returns for 7 Days Inn Group (HK) Limited for the years beginning in 2007 are open to examination by the Hong Kong tax authority.

9	LONG-TERM BANK BORROWINGS

In September 2009, the Group entered into a credit facility agreement with a PRC commercial bank under which the Group could borrow up to RMB200.0 million (US$30.3 million). The facility matures in 2012.  The credit facility is subject to the fulfillment of certain covenants including maintaining bank accounts in that financial institution with an average daily balance above RMB2.0 million and a month-end balance above RMB4.0 million and the monthly occupancy rate of the Group’s hotels is not lower than the industrial average of economy hotels in mainland China. If the covenants are breached, the outstanding balance under this facility would become payable on demand. The Group borrowed RMB110.0 million under this facility for general working capital purposes in 2009. The borrowing bore a floating interest rate equal to 105% of the benchmark rate published by the People’s Bank of China.  The interest of the long-term bank borrowings is payable quarterly and the principal amount is payable upon the maturity of the facility.  As of December 31, 2010, all the long-term bank borrowings were repaid in 2010 and no borrowing was drawn subsequently.  As of December 31, 2010, the Group has unused lines of credit of RMB200.0 million (US$30.3 million) for short-term and long-term financing.

10	SENIOR NOTES PAYABLE AND ORDINARY SHARE PURCHASE WARRANTS

On September 10, 2007, the Company issued senior notes and 800 warrants to purchase ordinary shares for a total consideration of US$80,000 (RMB600,864).  The total number of ordinary shares issuable upon the exercise of the 800 warrants was determined based on a formula defined in the respective agreement and in no event should exceed 7.5% of the then ordinary shares equivalents.  Because each of the senior notes and warrants is transferable separately and there are no terms requiring the surrender of senior notes when the warrants are exercised, and the Company may be required to redeem the warrants for cash under the “put option” or “alternative put option” requirements, as described below, these warrants were classified as liabilities and considered detachable from the senior notes.

The senior notes have a principal amount of US$80,000 and bear interest at a floating rate of LIBOR plus 5.5% per annum (8.6225% as of December 31, 2008) payable on a semi-annual basis and are due on September 10, 2010.  The Company subsequently entered into a supplemental agreement with the senior note holders to increase the interest rate for the senior notes to LIBOR plus 8% per annum, beginning from July 1, 2009.

Debt issuance costs of senior notes amounted to US$3,890 (RMB29,216) and were amortized over the term of senior notes using the effective interest method. The amortization of debt issuance costs of RMB8,031 and RMB9,185 (US$1,346) for the years ended December 31, 2008 and 2009, respectively, was recorded as interest expense in the consolidated statements of operations.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

10	SENIOR NOTES PAYABLE AND ORDINARY SHARE PURCHASE WARRANTS - continued

The Company recognized a discount on senior notes based on the estimated fair value of the related warrants at the issuance date of US$10,027 (RMB75,453), which was recorded as a reduction of the carrying value of the senior notes payable and was amortized over the term of the senior notes using the effective interest method. The amortization of discount on senior notes of RMB20,702 and RMB23,675 (US$3,468) for the years ended December 31, 2008 and 2009, respectively, was recorded as interest expense in the consolidated statements of operations.

Pursuant to the senior notes indenture agreement, the Company repaid the entire principal amount and unpaid interest on the senior notes in December 2009 subsequent to the completion of the Company’s IPO. In connection with the repayment of senior notes, the unamortized debt issuance costs and discount of US$3,847 (RMB26,272) plus the related legal fee of RMB205 were recognized as a loss on debt extinguishment for the year ended December 31, 2009.

In conjunction with the issuance of senior notes, the Company issued 800 warrants to purchase ordinary shares. The warrants have a four year term and are exercisable upon the occurrence of an IPO, or a Block Trade which is defined as either (i) the sale, transfer, or other disposition of substantially all of the Company’s assets; or (ii) any transaction by any sponsor or its affiliates pursuant to which 25% or more of the ordinary shares of the Company then held by such sponsor or its affiliates is sold or transferred to any person that is not an affiliate or sponsor of the Company. “Sponsor” is defined as either Mr. He Boquan, who is a director and major shareholder of the Company, Zheng Nanyan, or WP RE (Cayman) International Ltd., the holder of Series A convertible preferred shares (see Note 11), and any of their respective affiliates. The exercise price of the warrants is calculated using a predetermined formula based on the date of exercise and price per ordinary share of the IPO or Block Trade, and ranges from 20% to 50% of the IPO or Block Trade price. Payment of the warrant exercise price may be made by delivery of cash, by tendering warrants (with the value of such warrants based on the public offering price), by tendering outstanding senior notes or by a combination thereof.

Subsequent to the warrants being initially recognized as a liability on the date of issuance, the decrease in the fair value of the warrants of  US$1,536 (RMB10,484) was credited to the consolidated statements of operations for the year ended December 31, 2008.

Upon completion of the Company’s IPO in November 2009, the total number of shares issuable was 7,272,727 ordinary shares at an exercise price of US$0.92 per share, representing 25% of the public offering price of US$3.67 per ordinary share. The fair value of ordinary share purchase warrants immediately prior to the completion of the Company’s IPO was determined to be US$20,000 and the increase in the fair value of the warrants of US$11,181 (RMB76,376) was charged to the consolidated statements of operations for the year ended December 31, 2009. Because the ordinary share purchase warrant holders elected to exercise the warrants by tendering warrants as payment of the exercise price, the number of ordinary shares issued to warrant holders was reduced by 1,818,182 ordinary shares to 5,454,545 ordinary shares.

On September 25, 2007, the Company entered into an interest rate derivative contract with a financial institution to limit the maximum interest rate exposure of the LIBOR portion of the senior notes to 6.0% per annum. The initial cost of the interest rate derivative contract was US$184 (RMB1,409). The estimated fair value of the interest rate derivative contract on the balance sheet date was determined by management based on a quotation obtained from a commercial bank, which is the quoted price for a similar derivative contract in an active market with the same remaining unexpired period. The change in the fair value of  RMB523 and RMB6 for the years ended December 31, 2008 and 2009, respectively, was recognized in interest expense in the consolidated statements of operations. The derivative contract was terminated in December 2009 upon the redemption of the senior notes.

11	SERIES A, SERIES B AND SERIES C CONVERTIBLE PREFERRED SHARES

Pursuant to the Series A Preferred Share Subscription Agreement dated November 7, 2006, the Company issued 15,724,432 Series A convertible preferred shares (“Series A Preferred Shares”) to WP RE (Cayman) International Ltd. for US$10,000 (RMB78,697) in aggregate or US$0.64 (RMB5.00) per share (“the Series A issue price”), exclusive of issuance costs of RMB403.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

11	SERIES A, SERIES B AND SERIES C CONVERTIBLE PREFERRED SHARES - continued

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

The Series B Preferred Shares are not redeemable at the option of their holders. If the Company elects to redeem the Series B Preferred Shares (“Series B Preferred Shares”), the redemption price will be determined by mutual agreement among the Company and the holders of Series B Preferred Shares. The Company has determined that there was no embedded beneficial conversion feature attributable to the Series B Preferred Shares at the issuance date since the initial conversion price of the Series B Preferred Shares of US$1.91 (RMB14.64) per share was negotiated and agreed between the Company and the three parties on an arm’s length basis and was greater than the estimated fair value of the Company’s ordinary shares of US$1.41 (RMB10.79) per share.

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

Because the Company’s IPO completed in November 2009 was not a Qualified IPO (A Qualified IPO is defined as an IPO of the Company’s shares on a recognized stock exchange with minimum market capitalization as stated in the related Preferred Share Subscription Agreements), the Company’s five ordinary shareholders and holders of Series B Preferred Shares transferred a total of 234,779 ordinary shares and 922,758 Series B Preferred Shares to the holders of Series C Preferred Shares for nominal consideration in 2009.

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

All the Series A, Series B and Series C Preferred Shares were converted into ordinary shares upon completion of the Company’s IPO in November 2009.

12	ORDINARY SHARES

Pursuant to a resolution passed by the shareholders of the Company on November 6, 2009, the Company’s authorized shares were increased from 150,000,000 to 225,000,000.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

12	ORDINARY SHARES - continued

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

On November 25, 2009, 5,454,545 ordinary shares were issued upon the exercise of the ordinary share purchase warrants.

13	REVENUES

Revenues by each major category are analyzed as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Room accommodation	688,160	1,082,565	1,345,457	203,857
Revenue from managed hotels	1,361	7,652	89,702	13,591
Food, beverage and others sales	11,423	21,954	31,729	4,807
Souvenir card sales	19,804	28,458	20,466	3,101
Membership credit points sales	-	-	8,453	1,281
Membership reward program	686	686	3,102	470
Total revenues	721,434	1,141,315	1,498,909	227,107

14	HOTEL OPERATING COSTS

Hotel operating costs consist of the following:
	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Rent expense	295,595	351,945	444,731	67,384
Staff costs	164,922	203,942	233,169	35,329
Depreciation and amortization	88,939	144,417	178,279	27,012
Hotel supplies	49,331	59,392	63,888	9,680
Utilities	57,511	90,542	106,633	16,157
Laundry expense	19,844	30,837	35,663	5,403
Internet and telecommunication expense	8,570	16,777	23,109	3,501
Costs of souvenir, food and beverage	16,082	24,962	31,571	4,783
Other	29,410	48,736	65,884	9,983
Total hotel operating costs	730,204	971,550	1,182,927	179,232

Other mainly includes repairs and maintenance expense, staff uniform costs and traveling expense.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

15	SHARE-BASED PAYMENTS

On December 20, 2007, the Company’s Board of Directors approved and adopted an employee share incentive plan, which was subsequently amended and restated on August 15, 2009 and October 21, 2010, respectively (the “Plan”).  Under the Plan, the directors may, at their discretion, grant options to the directors and employees of the Group (each a “Grantee”) to subscribe for ordinary shares of the Company. The Company can issue options exercisable up to 14,630,327 ordinary shares under the Plan. The award granted under the Plan can be settled in ordinary shares, or in cash or a form other than ordinary shares.  To date, the Company has granted share options only settleable in ordinary shares. Under the Plan, stock options can be granted with an exercise price equal to or greater than the share’s fair value at the date of grant. To facilitate the employee stock exercise process, the Company issues new shares upon share option exercise.

Employee Share Option Grants

On May 15, 2008, the Company granted a total of 581,000 share options to certain management employees with a contractual term of ten years. The exercise price of these share options is US$3.70 per share and the grant date fair value of these share options amounted to US$602 (RMB4,215).

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

During 2009, the Company granted a total of 1,223,300 share options to certain management employees with contractual terms ranging from nine to ten years. The exercise price of these share options ranges from US$3.30 to US$3.60 per share and the grant date fair value of these share options amounted to US$1,175 (RMB8,027).

During 2010, the Company granted 62,960 share options to certain management employees with contractual terms ranging from seven to ten years. The exercise price of these share options ranges from US$4.16 to US$4.70 per share and the grant date fair value of these share options amounted to US$137 (RMB928).

These share options have similar vesting terms, in which 25% of the share options vest and become exercisable ranging from five to twelve months after the grant dates and the remaining 75% of the share options vest over the following three years in six equal installments.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

15	SHARE-BASED PAYMENTS - continued

A summary of the share options granted and the activity during the three-year period ended December 31, 2010 is as follows:

		Weighted			Weighted average
	Number of	average			remaining		Aggregate
	options	exercise price			contractual term		intrinsic value

Outstanding as of January 1, 2008	5,278,727	US$	0.65
Granted	581,000	US$	3.25	(Note i)
Forfeited	(116,375)	US$	0.66
Outstanding as of December 31, 2008	5,743,352	US$	0.91
Granted	1,223,300	US$	3.37
Forfeited	(273,875)	US$	2.00
Cancellation	(83,250)	US$	0.85
Exercise on October 30, 2009	(3,648,352)	US$	0.52
Outstanding as of December 31, 2009	2,961,175	US$	2.31
Granted	62,960	US$	4.27
Forfeited	(162,383)	US$	2.38
Exercise	(579,681)	US$	1.59
Outstanding as of December 31, 2010	2,282,071	US$	2.54		7.11 years	US$	10,405
Exercisable as of December 31, 2010	964,519	US$	2.03		6.21 years	US$	4,895

Note:
(i)	The exercise price of these 581,000 share options was US$3.70 per share on the date of grant of May 15, 2008, and subsequently modified to US$3.25 per share on October 21, 2008.

The grant-date fair value of the share options granted during 2008, 2009 and 2010 is estimated by using a binomial option valuation model based on the assumptions in the following table.

	Awards granted	Awards granted	Awards granted
	in 2008	in 2009	in 2010

Expected volatility	36.98%	56.52%-56.73%	42.37%-57.53%
Expected dividend yield	0%	0%	0%
Weighted average risk-free interest rate	3.89%	2.39%-2.56%	1.87%-2.43%
Option life (in years)	10.00	9.77-10.00	6.83-10.00
Estimated fair value of underlying ordinary shares	21.71	17.40-18.79	28.42-42.69
Grant-date fair value of share options	7.26	6.27-7.43	13.00-21.50

Because the Company’s ordinary shares have a limited trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in a similar industry. The Company uses historical data to estimate employee termination within the valuation model. The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

Prior to the initial public offering, the estimated fair value of the underlying ordinary shares on each date of grant was determined by management based on a retrospective valuation conducted by an independent valuation firm, using income approach, which requires the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

15	SHARE-BASED PAYMENTS - continued

A summary of the share-based compensation expense is as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Hotel operating costs	3,584	1,641	1,234	186
Sales and marketing expenses	1,163	678	255	39
General and administrative expenses	22,474	8,718	4,505	683
Total share-based compensation expense	27,221	11,037	5,994	908

The total intrinsic value of share options exercised during the years ended December 31, 2008, 2009 and 2010 amounted to nil, RMB78,299 and RMB25,503 (US$3,684), respectively. The intrinsic value is calculated as the difference between the estimated fair value of the underlying ordinary share on the date of exercise and the exercise price of the shares. For the options exercised on October 30, 2009, the fair value of the underlying ordinary share on the date of exercise was determined by management to be the IPO price as the share options were exercised near the Company’s IPO date on November 25, 2009.

As of December 31, 2010, there were unrecognized compensation costs of approximately RMB3,466 (US$525) related to unvested share options. These costs are expected to be recognized over the remaining weighted-average vesting period of 1.5 years.

Conditional Share Options Grants

During 2009, the Company granted 347,300 share options to certain management employees with contractual terms ranging from 10 to 10.3 years. The exercise price of these share options ranges from US$3.30 to US$3.60 per share and the grant date fair value of these share options amounted to US$354 (RMB2,418).

During 2010, the Company granted 3,604,800 share options to certain management employees with contractual terms ranging from 6.8 to 10 years. The exercise price of these share options ranges from US$3.58 to US$6.26 per share and the grant date fair value of these share options amounted to US$10,835 (RMB72,146).

The conditional share options granted by the Company have the same vesting term, that is 25% of the share options granted shall vest and become exercisable ranging from ten months to twelve months after the grant dates and the remaining 75% of the share options shall vest over the following three years in six equal installments.

The vesting of these share options are also contingent upon meeting performance criteria set by the Company over a performance period ranging from 10 months to 12 months from the respective grant dates.  The performance criteria are linked to the employees’ daily job performance.  At the end of the performance period, the Company determines at its sole discretion whether each employee has met all performance criteria for the vesting of the share options.  The performance criteria do not affect the exercise price or factors other than vesting or exercisability.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

15	SHARE-BASED PAYMENTS – continued

There were no conditional share options granted prior to 2009.  A summary of the conditional share options granted during the two-year period ended December 31, 2010 is as follows:
		Weighted		Weighted average
	Number of	average		remaining	Aggregate
	options	exercise price		contractual term	intrinsic value

Granted in 2009	347,300	US$	3.47
Outstanding as of December 31, 2009	347,300	US$	3.47

Granted in 2010	3,604,800	US$	4.75
Outstanding as of December 31, 2010	3,952,100	US$	4.64	7.12 years	US$	9,727
Exercisable as of December 31, 2010	86,825	US$	3.47	8.83 years	US$	315

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

	Awards granted	Awards granted
	in 2009	in 2010
Grant-date fair value of share options	6.33-7.43	10.52-21.50

The grant-date fair value of the conditional share options is recognized in the consolidated statements of operations on a graded vesting schedule for each tranche to the extent that the performance conditions are probable of achievement.  Based on management’s estimate, it is probable that all the employees will meet the performance criteria over the performance period.

A summary of the share-based compensation expense for the conditional share options is as follows:

	Year ended December 31,
	2009	2010	2010
	RMB	RMB	US$
Hotel operating costs	154	785	119
Sales and marketing expenses	-	12	2
General and administrative expenses	221	8,726	1,322
Total share-based compensation expense	375	9,523	1,443

As of December 31, 2010, there were unrecognized compensation costs of approximately RMB53,619  (US$8,124) related to non-vested conditional share options.  These costs are expected to be recognized over a remaining weighted-average vesting period of 3.6 years.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

16	FINANCIAL INSTRUMENTS

The fair values of cash, pledged bank deposits, accounts receivable, accounts payable, bills payable, accrued expenses and other payables, and amounts due to related parties approximate their respective carrying amounts due to their short-term nature.

The following table summarizes the carrying amounts and the estimated fair values of the Group’s long-term bank borrowings and borrowings from related parties:

	December 31,
	2009		2010
	Carrying amount	Fair value	Carrying amount	Fair value

Long-term bank borrowings	110,000	110,197	-	-
Borrowings from related parties	3,233	3,288	4,279	4,298

The fair values were estimated by discounting the future cash flows using interest rates which approximate the rate for which financial institutions would charge borrowers with similar credit ratings and remaining maturities.

17	EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Numerator:
Net income (loss) attributable to 7 Days Group Holdings Limited	(210,530)	(103,954)	117,691	17,832
Deemed dividends to Series C convertible preferred shareholders	-	(28,993)	-	-
Net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders	(210,530)	(132,947)	117,691	17,832

Denominator:
Weighted average number of ordinary shares	60,000,000	69,044,665	149,169,106	149,169,106
Plus dilutive effect of outstanding share options	-	-	1,164,647	1,164,647
Weighted average number of ordinary shares	60,000,000	69,044,665	150,333,753	150,333,753

Basic earnings (losses) per ordinary share	(3.51)	(1.93)	0.79	0.12

Diluted earnings (losses) per ordinary share	(3.51)	(1.93)	0.78	0.12

The net loss for the years ended December 31, 2008 and 2009, has not been allocated to the Series A, B or C Preferred Shares because the holders of these shares do not have an obligation to share in such losses.

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

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

17	EARNINGS (LOSS) PER SHARE

The computation of diluted loss per share for the years ended December 31, 2008 and 2009 did not assume the ordinary shares issuable from ordinary share equivalents because the inclusion of such securities would be anti-dilutive.

During the year ended December 31, 2010, the Company’s dilutive potential ordinary shares outstanding consisted of share options.  The computation of diluted earnings per share for year ended December 31, 2010 was based on net income attributable to ordinary shareholders of RMB117,691 and included the potential dilutive effect of 2,566,411 ordinary shares issuable upon exercise of employee share options by applying treasury stock method.  The Company excluded 3,667,760 potential ordinary shares issuable upon exercise of employee share option in the calculation of diluted earnings per share for the year ended December 31, 2010, as their effect would be anti-dilutive.

18	RELATED PARTY TRANSACTIONS

The significant related party transactions are summarized as follows:

		Year ended December 31,
		2008	2009	2010	2010
		RMB	RMB	RMB	US$

Revenue from managed hotels	Note (a)	146	46	-	-
Rent expense	Note (b)	5,429	5,131	5,131	777
Borrowings from related parties	Note (c)	1,650	-	3,222	488
Repayment of borrowings from related parties	Note (c)	2,063	3,868	2,338	354
Interest expense on borrowings	Note (c)	589	389	75	11
Advances made to related parties	Note (d)	-	-	1,242	188
Collection of advances made to related parties	Note (d)	-	-	1,242	188

As discussed in Note 11, the Company issued Series B Preferred Shares to He Boquan, Fortune News International Limited, a company controlled by Zheng Nanyan, and WP RE (Cayman) International Ltd. in 2007.

The amounts due to the related parties are summarized as follows:

		December 31,
		2009	2010	2010
		RMB	RMB	US$
Amounts due to related parties — current Guangdong Nowaday Investment Co., Ltd.	Note (e)	162	-	-
Total borrowings from related parties — current		162	-	-
Borrowings from related parties — non-current Beijing Impression Hotel Management Co., Ltd.	Note (f)	1,659	604	92
Zhuang Qineng and Zhuang Shishi	Note (f)	308	35	5
Qise Tiandi (Beijing) Consulting Co., Ltd.	Note (f)	1,266	418	63
Zhang Shuhong	Note (f)	-	1,022	155
Meng Huifen	Note (f)	-	2,200	333
Total borrowings from related parties — non- current		3,233	4,279	648

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

19	RELATED PARTY TRANSACTIONS - continued

Notes:
(a)
Wuxi Shenglong entered into a hotel management agreement with the Group under which Wuxi Shenglong is required to pay management and service fees based on a percentage of Wuxi Shenglong’s profit before income taxes.  Since Wuxi Shenglong suffered losses during the year ended December 31, 2010, no hotel management and service fees were charged for the year ended December 31, 2010.

(b)
The Group entered into operating lease agreements with certain noncontrolling interest shareholders of the Group’s subsidiaries. The related rent expense incurred during the years ended December 31, 2008, 2009 and 2010 amounted to RMB5,429, RMB5,131 and RMB 5,131 (US$ 777), respectively.

(c)
Borrowings from related parties as of December 31, 2009 and 2010 consisted of debt borrowed from the noncontrolling interest shareholders of the Group’s subsidiaries by the respective subsidiaries.  As of December 31, 2009 the borrowings were with repayment terms ranging from 10 to 15 years with interest rates ranging from 8 to 10% per annum.  The additional debt borrowed in 2010 was unsecured and interest-free and it is not expected to be repaid within 12 months.  Details of the noncontrolling interest shareholders for such borrowings are listed out in note (f) below.

(d)
During 2010, the Company provided interest-free advances to Guangzhou Ruika Car Rental Co., Ltd. and Guangzhou Haoai Information Technology Co., Ltd., both owned by Zheng Nanyan.  All the advances were repaid in full in 2010.

(e)
Guangdong Nowaday Investment Co., Ltd. is owned by He Boquan. He Boquan is a director of the Company and the major shareholder of the Company’s ordinary shares through Prototal Enterprises Limited. The amount due to Guangdong Nowaday Investment Co., Ltd. represented interest payable on borrowings, the principal of which was repaid in 2006.

(f)	Beijing Impression Hotel Management Co., Ltd. is the 30% noncontrolling interest shareholder of one of the Group’s subsidiaries, Beijing 7 Days Impression Hotel Management Co., Ltd.

Zhuang Qineng and Zhuang Shishi are the noncontrolling interest shareholders of one of the Group’s subsidiaries, Shenzhen 7 Days Baoda. As of December 31, 2009 and 2010, Zhuang Qineng and Zhuang Shishi, in aggregate, owned 35% of the equity interest in Shenzhen 7 Days Baoda.

Qise Tiandi (Beijing) Consulting Co., Ltd. is the 30% noncontrolling interest shareholder of one of the Group’s subsidiaries, Beijing Four Seasons Hotel Management Co., Ltd.

Zhang Shuhong is the 35% noncontrolling interest shareholder of one of the Group’s subsidiaries, Ningbo Yiju Business Hotel Management Co., Ltd.

Meng  Huifen is the 20% noncontrolling interest shareholder of one of the Group’s subsidiaries, Chengdu Four Seasons 7 Days Hotel Management Co., Ltd.

7 DAYS GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(Amounts in thousands, except per share data)

20	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group leases real estate properties on which it develops and operates hotels under operating lease agreements. The terms of these leases range from 10 to 15 years.  Future minimum lease payments under these non-cancellable operating lease agreements as of December 31, 2010 were as follows:

Year ending December 31,	RMB	US$

2011	463,109	70,168
2012	501,702	76,015
2013	512,273	77,617
2014	531,233	80,490
2015	526,678	79,800
Thereafter	2,801,189	424,423
Total	5,336,184	808,513

(b)	Capital commitments

As of December 31, 2010, the Group had contractual capital commitments of RMB60,553 (US$9,175) for construction of leasehold improvements.

(c)	Legal Proceedings

In October 2008, Tianjin Nanyang General Services Co., Ltd. (“Tianjin Nanyang”) brought a lawsuit against 7 Days Shenzhen before The First Intermediate People’s Court of Tianjin. Tianjin Nanyang claimed that 7 Days (Shenzhen) breached a lease agreement and damaged its property during a renovation and sought damages of RMB9.2 million (US$1.4 million).  Based on the information currently available, management considers that no provision is required to be made as of December 31, 2010 in respect of this lawsuit because the likelihood of an adverse outcome is remote.