Form 20-F
period 2011-12-31
7 Days Group Holdings LTD
filed 2012-04-26
CIK 1434220

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

5C-11 Creative Industry Zone, 397 XinGangZhong Road

Guangzhou, Guangdong 510310, People’s Republic of China

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 149,931,935 ordinary shares.

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

7 DAYS GROUP HOLDINGS LIMITED

i

 INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our” and “7 Days Inn” refer to 7 Days Group Holdings Limited, a Cayman Islands company, and its subsidiaries;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“conversion” with respect to our leased-and-operated hotels and managed hotels means the renovations and leasehold improvements undertaken to convert an existing real estate property into a leased-and-operated hotel or a managed hotel;

•	“conversion costs” with respect to our leased-and-operated hotels includes costs incurred during the construction and installation of leasehold improvements for our leased-and-operated hotels, which are initially capitalized as construction in progress and reflected in “Property and equipment” on our balance sheet before being transferred to leasehold improvements when the assets are ready for their intended use, at which time depreciation commences, but excluding rent expense and other miscellaneous expenses such as staff costs, which are expensed as incurred;

•	“LIBOR” refers to the London Interbank Offered Rate;

•	“occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period;

•	“our hotels” refers, collectively, to our leased-and-operated hotels and our managed hotels;

•	“RevPAR” represents revenue per available hotel room, which is calculated by dividing total hotel room revenues by the total number of hotel rooms available to rent in a given period or by multiplying average daily rates and occupancy rates in a given period;

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•	“shares” or “ordinary shares” refers to our ordinary shares, and “preferred shares” refers to our Series A preferred shares, Series B preferred shares and Series C preferred shares, collectively. All of our preferred shares converted into ordinary shares in connection with the completion of our initial public offering of ADSs in November 2009, or the IPO.

This annual report on Form 20-F includes our audited consolidated statements of operations, audited consolidated statement of equity (deficit) and comprehensive income (loss) and audited consolidated statement of cash flows for the years ended December 31, 2009, 2010 and 2011 and audited consolidated balance sheets as of December 31, 2010 and 2011.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to convert new hotels at desirable locations in a timely and cost-effective manner;

•	our ability to successfully continue our managed hotel strategy;

•	trends and competition in our industry;

•	our ability to attract guests and leverage our brand;

•	our ability to execute our new strategic business initiatives, including our ability to launch and manage a potential new hotel brand;

•	our ability to leverage our 7 Days Club, member-to-member social network system and eCommerce platform;

•	our ability to integrate proprietary information technology platform, or IT system;

•	expected changes in our revenues and certain cost or expense items; and

•	PRC governmental policies and regulations relating to our business.

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

Industry and Market Data

This annual report also contains statistical data, market data and other industry data that we obtained from independent sources, including industry publications and publicly available information. Although we believe that these sources are reliable, we have not verified the information and cannot assure you that such information is accurate or complete.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011, the selected consolidated statement of cash flows data for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011, were derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008, the selected consolidated statement of cash flows data for the years ended December 31, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009, were derived from our audited consolidated financial statements not included in this annual report. The following consolidated financial data summary for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” below.

Our historical results for any prior period are not necessarily indicative of results to be expected for any future periods.

Consolidated Statement of Operations Data:

	Year ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Revenues	252,799	721,434	1,141,315	1,498,909	2,003,378	318,305

Operating costs and expenses(1):
Rent expense	(130,933)	(295,595)	(351,945)	(444,731)	(571,351)	(90,779)
Staff costs	(49,050)	(164,922)	(203,942)	(233,169)	(317,374)	(50,426)
Depreciation and amortization	(26,808)	(88,939)	(144,417)	(178,279)	(241,020)	(38,294)
Hotel supplies	(21,739)	(49,331)	(59,392)	(63,888)	(97,452)	(15,484)
Utilities	(19,059)	(57,511)	(90,542)	(106,633)	(145,468)	(23,113)
Others	(25,652)	(73,906)	(121,312)	(156,227)	(220,595)	(35,048)
Hotel operating costs	(273,241)	(730,204)	(971,550)	(1,182,927)	(1,593,260)	(253,144)
Sales and marketing expenses(1)(2)	(13,690)	(36,897)	(30,824)	(39,557)	(49,222)	(7,821)
General and administrative expenses(1)(2)	(56,149)	(93,631)	(65,074)	(122,371)	(209,786)	(33,332)

Total operating costs and expenses	(343,080)	(860,732)	(1,067,448)	(1,344,855)	(1,852,268)	(294,297)

Income (loss) from operations	(90,281)	(139,298)	73,867	154,054	151,110	24,008

Other income (expense):
Interest income	3,185	2,395	3,669	3,127	6,224	989
Interest expense	(31,233)	(84,470)	(81,867)	(2,082)	(7,212)	(1,146)
Loss on debt extinguishment	—	—	(26,477)	—	—	—
Change in fair value of ordinary share purchase warrants	(2,241)	10,484	(76,376)	—	—	—
Equity in income (loss) of an affiliate	167	186	23	(18)	120	19
Income (loss) before income taxes	(120,403)	(210,703)	(107,161)	155,081	150,242	23,870
Income tax benefit (expense)	(3,262)	781	4,952	(35,833)	(36,259)	(5,761)
Net income (loss)	(123,665)	(209,922)	(102,209)	119,248	113,983	18,109
Net loss (income) attributable to noncontrolling interests	933	(608)	(1,745)	(1,557)	14,903	2,368

Net income (loss) attributable to 7 Days Group Holdings Limited	(122,732)	(210,530)	(103,954)	117,691	128,886	20,477

Deemed dividends to Series C convertible preferred shareholders	—	—	(28,993)	—	—	—
Net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders	(122,732)	(210,530)	(132,947)	117,691	128,886	20,477
Basic earnings (losses) per ordinary share	(2.05)	(3.51)	(1.93)	0.79	0.86	0.14
Diluted earnings (losses) per ordinary share	(2.05)	(3.51)	(1.93)	0.78	0.85	0.14

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

Hotel operating costs (staff costs)	(898)	(3,584)	(1,795)	(2,019)	(2,551)	(405)

Sales and marketing expenses	(227)	(1,163)	(678)	(267)	(1,094)	(174)

General and administrative expenses	(14,508)	(22,474)	(8,939)	(13,231)	(39,838)	(6,330)
Total	(15,633)	(27,221)	(11,412)	(15,517)	(43,483)	(6,909)

(2)	Includes depreciation and amortization expenses as follows:

	For the year ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

Sales and marketing expenses	(22)	(57)	(33)	(37)	(38)	(6)

General and administrative expenses	(265)	(1,200)	(1,723)	(2,447)	(4,357)	(693)

Total	(287)	(1,257)	(1,756)	(2,484)	(4,395)	(699)

Consolidated Balance Sheet Data:

	As of December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
ASSETS

Current assets:

Cash	179,174	283,850	341,370	388,795	493,256	78,371
Restricted cash	159,710	51,381	—	—	—	—
Pledged bank deposits	—	3,977	5,400	4,718	19,852	3,154
Short-term investment	—	—	293,613	—	10,000	1,589
Accounts receivable	2,034	3,465	4,557	6,805	7,881	1,254
Prepaid rent	57,616	61,733	64,509	130,522	152,629	24,250
Other prepaid expenses and current assets	15,349	21,478	24,616	42,127	52,550	8,349
Hotel supplies	13,544	25,394	23,776	38,246	47,371	7,526
Amounts due from related parties	—	59	—	—	—	—
Deferred tax assets	22	1,864	7,551	23,001	19,842	3,152
Total current assets	427,449	453,201	765,392	634,214	803,381	127,645
Property and equipment, net	590,141	962,976	1,013,500	1,355,554	1,701,431	270,330
Rental deposits	29,059	39,117	38,297	53,718	69,861	11,100
Investment in and advances to an affiliate	1,379	1,358	1,359	1,588	—	—
Land use right	—	—	—	24,662	24,044	3,820
Prepaid rent	26,672	16,542	—	20,630	73.419	11,665
Goodwill	—	—	—	—	61,041	9,698
Intangible assets, net	—	—	—	—	30,426	4,834
Other non-current assets	—	—	—	—	500	79
Deferred tax assets	225	2,221	15,867	12,876	46,096	7,324
Total assets	1,074,925	1,475,415	1,834,415	2,103,242	2,810,199	446,495

LIABILITIES AND EQUITY(DEFICIT)

Current liabilities:

Accounts payable	190,282	273,133	141,056	233,770	249,592	39,656
Short-term bank loans	30,000	—	—	—	334,686	53,176
Bills payable	—	13,676	17,142	11,692	16,009	2,544
Accrued expenses and other payables	61,190	108,074	162,164	281,050	418,308	66,463
Amounts due to related parties	1,875	162	162	—	333	53
Income taxes payable	2,037	1,844	5,965	19,603	25,509	4,053
Total current liabilities	285,384	396,889	326,489	546,115	1,044,437	165,945
Senior notes payable	517,048	504,142	—	—	—	—
Long-term bank borrowings	—	—	110,000	—	—	—
Borrowings from related parties	7,514	7,101	3,233	4,279	1,388	221
Accrued lease payments	62,513	99,373	116,896	153,206	206,113	32,748
Ordinary share purchase warrants	75,444	60,277	—	—	—	—
Unfavorable lease contract liability	—	—	—	—	7,812	1,241
Refundable deposits	—	—	24,250	17,950	15,823	2,514
Deferred revenue	6,418	5,732	5,046	1,944	770	122
Deferred rebate income	—	—	—	6,446	6,663	1,059
Deferred taxes liabilities	—	—	—	—	4,565	725
Income taxes payable	—	—	—	—	6,644	1,055
Total liabilities	954,321	1,073,514	585,914	729,940	1,294,215	205,630

Series A convertible preferred shares:	78,294	78,294	—	—	—	—

Series B convertible preferred shares:	7,523	7,523	—	—	—	—

Series C convertible preferred shares:	—	436,428	—	—	—	—

Equity:
Ordinary share	61,502	61,502	140,377	140,857	141,080	22,415
Subscription receivable	(1,418)	(1,418)	—	—	—	—
Additional paid-in capital	141,868	169,089	1,559,458	1,579,391	1,623,275	257,912
Accumulated other comprehensive income	3,034	30,304	30,696	15,649	330	52
Accumulated deficit	(170,441)	(380,971)	(484,925)	(367,234)	(238,348)	(37,869)
Total equity attributable to 7 Days Group Holdings Limited	42,068	(113,971)	1,245,606	1,368,663	1,526,337	242,510

Noncontrolling interests	242	1,150	2,895	4,639	(10,353)	(1,645)

Total equity	42,310	(112,821)	1,248,501	1,373,302	1,515,984	240,865
Total liabilities, redeemable preferred shares and equity	1,074,925	1,475,415	1,834,415	2,103,242	2,810,199	446,495

Consolidated Statement of Cash Flows Data:

	Year ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(43,558)	4,436	248,629	335,263	457,450	72,681
Net cash used in investing activities	(338,024)	(404,959)	(620,074)	(156,986)	(684,650)	(108,780)
Net cash (used in) provided by financing activities	556,727	510,034	428,802	(122,178)	333,757	53,029
Effect of foreign currency exchange rate changes on cash	(4,005)	(4,835)	163	(8,674)	(2,096)	(332)
Net increase in cash	171,140	104,676	57,520	47,425	104,461	16,598
Cash at beginning of year	8,034	179,174	283,850	341,370	388,795	61,773
Cash at end of year	179,174	283,850	341,370	388,795	493,256	78,371

Selected Operating Data:

	As of and for the year ended December 31,
	2007	2008	2009	2010	2011

Hotels in operation(1)	106	223	337	568	944
Leased-and-operated hotels	103	206	236	321	411
Managed hotels	3	17	101	247	533

Hotels under conversion(1)	86	49	64	197	234
Leased-and-operated hotels	84	34	6	25	32
Managed hotels	2	15	58	172	202

Total hotel rooms for hotels in operation(1)	11,399	22,352	32,836	56,410	94,684
Leased-and-operated hotels	11,057	20,697	23,764	32,825	43,021
Managed hotels	342	1,655	9,072	23,585	51,663

Total hotel rooms for hotels under conversion(1)	7,364	4,821	6,168	19,345	22,485

Number of cities covered for hotels in operation(1)	20	33	54	89	141

Average occupancy rate(2)	88.0%	88.1%	88.3%	88.7%	84.6%
Leased-and-operated hotels	88.2%	88.4%	89.2%	91.0%	87.9%
Managed hotels	83.8%	83.3%	82.8%	84.0%	81.5%

Average daily rate (in RMB)	158.1	159.9	159.6	162.3	161.0
Leased-and-operated hotels	159.0	160.4	160.0	164.9	166.2
Managed hotels	133.0	151.2	156.2	156.7	155.8

RevPAR (in RMB)	139.2	140.9	140.9	143.9	136.2
Leased-and-operated hotels	140.2	141.8	142.7	150.0	146.0
Managed hotels	111.5	126.0	129.3	131.6	127.0

(1)	As of the end of each period.
(2)	Occupancy rates for certain hotels benefit from rental of the same hotel room multiple times a day.

Exchange Rate Information

Our business is conducted in China and substantially all of our net revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this annual report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect as of December 31, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the noon buying rate was RMB6.3080 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)

2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012
January	6.3080	6.3172	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through 20, 2012)	6.3080	6.3052	6.3150	6.2975

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

Our operating results are subject to conditions typically affecting the lodging industry.

Our operating results are subject to conditions typically affecting the lodging industry, including, among others:

•	changes in national, regional or local economic conditions;

•	competition from other hotels;

•	our hotel room rates and the attractiveness of our hotels to our guests;

•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;

•	adverse weather conditions, natural disasters or travelers’ fears of exposure to serious contagious diseases;

•	the performance of managerial and other employees of our hotels; and

•	increases in operating costs and expenses, particularly rents, due to inflation and other factors.

Changes in any of these conditions could adversely affect our occupancy rates, average daily rates and RevPAR, or otherwise adversely affect our results of operations and financial condition.

If we are unable to compete successfully, our financial condition and results of operations may be harmed.

The lodging industry in China is highly competitive. Competition for customers primarily is based on hotel room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, quality and range of services, and guest amenities. Our primary competitors are other economy hotel chains, as well as various regional and local economy hotels and local guest houses in each of the markets in which we operate. We also compete with one-, two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels while maintaining competitive pricing. In the future, we may face increased competition from our existing competitors due to possible consolidations, new partnerships, arrangements or investments, such as the investment by Ctrip, the leading Chinese travel website, in two of our large competitors. We may also face competition from new players in the economy hotel segment in China since developing or converting an economy hotel requires a smaller commitment of capital and human resources and the PRC government may adopt measures designed to increase the number of economy and other hotels in China. This relatively low barrier to entry potentially allows new and existing competitors to enter or expand in our markets quickly and compete with our business. New and existing competitors may offer more competitive rates, greater convenience, superior services or amenities, or superior facilities, possibly attracting guests away from our hotels and resulting in lower occupancy and average daily rates for our hotels. Competitors may also outbid us in the selection of sites for new leased-and-operated hotel conversion, negotiate better management terms for potential managed hotels or offer better terms to our existing managed hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels, especially given the increase in our hotel room rates to keep pace with inflation. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition. Additionally, if we are unable to successfully execute our proposed strategy to enter into the high-end hotel market, we may be unable to generate revenues from such market in the amounts and by the times we anticipate, and our business, competitive position, financial condition and prospects may be adversely affected.

We may not be able to manage our expected growth, which could adversely affect our operating results.

We have experienced substantial growth since our inception. We have increased the number of hotels in our 7 Days chain in operation in China from five in 2005 to 944 as of December 31, 2011, and we intend to continue to convert, operate and manage additional hotels in markets where we have a presence and in additional cities in China. Our expansion has placed, and will continue to place, substantial demands on our managerial, financial, operational, information technology, or IT, and other resources. In order to manage and support our growth, we must continue to improve our existing managerial, operational and IT systems, including our financial and management controls, and recruit, train and retain qualified hotel management and other personnel. Our planned expansion will also require us to maintain consistent and high-quality accommodations and services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations or maintain our quality standards. If we are unable to do so, our results of operations and financial condition may be materially and adversely affected.

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

For instance, we have initiated the process of developing a new hotel brand as part of our initiative to enter into the high-end hotel market, which targets individual business and leisure customers who have a higher travel budget than our core 7 Days customers. We are in the process of fine-tuning product designs, features, and marketing plans for the potential new hotel brand and have assigned a dedicated internal team to develop the brand concept and positioning. If the potential new hotel brand is not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses, and our overall financial performance and condition may be adversely affected.

We had a history of losses in the years prior to 2010 and may not achieve sustained profitability.

Although we were profitable in 2010 and 2011, we had a history of net losses in the years prior to 2010. For the years ended December 31, 2008, and 2009, our net losses were RMB209.9 million, RMB102.2 million, respectively. As of December 31, 2011, we had an accumulated deficit of RMB238.3 million (US$37.9 million).  We may incur net losses again in our future periods as we expand our hotel chain and pursue our business strategy. In addition, because we recognize rent expense over the full lease term on a straight-line basis including any “free rent” lease period, we incur operating costs and expenses for hotels under conversion for which no revenues are being recognized during such period. Therefore, our income from operations will be adversely impacted during periods in which we continue to increase our number of leased-and-operated hotels, and this impact is likely to continue as we pursue our expansion strategy. Even though we were profitable in 2011, we may not be able to sustain or increase our profitability in the future.

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

We believe that our future success depends on our ability to significantly increase revenue and maintain profitability from our operations. We have a limited operating history since we formed our company in 2004. Our limited operating history and significant growth make it difficult to evaluate our historical performance or prospects. In addition, fluctuations in results could make period-to-period comparisons difficult. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include, among others:

•	the uncertainties associated with our ability to continue our growth and maintain profitability;

•	preserving our competitive position in the economy hotel segment of the lodging industry in China;

•	offering consistent and high-quality accommodations and services to retain and attract guests;

•	implementing our growth strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences;

•	increasing awareness of our “7 Days Inn” brand and continuing to develop customer loyalty;

•	the risks associated with the proposed entry into the high-end hotel segment; and

•	recruiting, training and retaining qualified managerial and other personnel.

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

We expect to need additional capital to implement our growth strategy, remain competitive or expand our hotel network. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	economic, political and other conditions in China and elsewhere;

•	our future results of operations, financial condition and cash flows; and

•	general market conditions for capital raising activities by companies in our business and companies in general.

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

We plan to open more hotels in markets where we have a presence and additional cities in China to further grow our business. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors may already have operations in such cities, rental prices may increase, or our competitors may be able to gain leases of properties before we can do so. In some cases, our competitors may be willing to enter into less favorable lease or hotel management arrangements in order to prevent us from securing a particular property. On the other hand, in less developed cities, demand for our hotels may not increase as rapidly as we may expect. In addition, even if we are able to successfully identify and lease or manage new hotel properties, new hotels may not generate the returns we expect. Furthermore, we may incur costs in connection with evaluating properties and negotiating with property owners, lessors and managed hotel owners, including properties that we are subsequently unable to lease or manage. In some cases, negotiations with property owners may continue for an extended period, which may delay our anticipated conversion timeline. If we fail to successfully identify or compete for additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

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

We believe our “7 Days Inn” brand is integral to our success, including the success of our sales and marketing efforts and our efforts to grow through hotel management arrangements. Our continued success in maintaining and enhancing our brand depends, to a large extent, on our ability to provide consistent and high-quality accommodations and services across our hotel chain, and design and introduce new accommodations and services to meet customer demands, as well as our ability to respond to competitive pressures. In addition, we and our managed hotel owners must maintain our hotels’ good condition and attractive appearance that requires ongoing renovations and other leasehold improvements, including periodic repair and replacement of furniture, fixtures and equipment. These ongoing renovations and other leasehold improvements require ongoing funding and, to the extent we or our managed hotel owners cannot fund these expenditures from existing cash or cash from operations, we or our managed hotel owners may need to borrow or raise capital through financing. We or our managed hotel owners may not be able to access capital on acceptable terms, or at all, and our managed hotel owners may be unwilling to spend capital when necessary, even if required by us. If we are unable to maintain and enhance our brand reputation, our occupancy and room rates may decline, which would adversely affect our business and results of operations.

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

Our managerial and other employees operate our hotels and interact with our guests on a daily basis and are critical to maintaining our consistent and high-quality accommodations and services, as well as our established brand and reputation. We aim to recruit, train and retain entrepreneurial, motivated and positive customer service oriented managerial and other employees with backgrounds and experience in hotel, service and other industries. We must recruit and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth. There may be a limited supply of such qualified individuals in some of the metropolitan markets where we have operations and other cities in China into which we intend to expand. In addition, criteria such as dedication to work and commitment to customer service are difficult to ascertain during the recruitment process. We also must provide continuous training to our managerial and other employees so that they can stay abreast of changes in our hotel operations and consumer preferences and demands, and meet and implement our quality standards. If we fail to recruit, train and retain qualified managerial and other employees, our quality standards may decrease in one or more of our hotels, which in turn may have a material and adverse effect on our brand, our business, and our financial condition and results of operations.

Failure to retain our senior management team and other key employees and failure to execute our CEO succession plan could harm our business and operations.

Our future success significantly depends upon the continuing service of our senior management team and other key employees. If one or more members of our senior management team or other key employees are unable or unwilling to continue in their present position, we may not be able to replace them easily, or at all, and may incur additional expenses to recruit and retain qualified replacements. In March 2012, as part of a strategic realignment of our senior management team, our board of directors appointed Mr. Nanyan Zheng our current CEO, as co-chairman of the board and determined that Mr. Yuezhou Lin, our chief operating officer, shall succeed Mr. Zheng as our new CEO in June 30, 2012. If our succession plan is not successfully executed and does not result in a smooth transition, our business could be severely disrupted and our financial condition and results of operations could be materially and adversely affected. Furthermore, as we expect to continue to expand our operations and enter into the high-end hotel market, we will need to continue attracting and retaining experienced management, key service personnel and salespeople. We do not carry key person insurance on any of our senior management team.

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

We do not hold any land-use rights with respect to the land on which our leased-and-operated hotels are located nor do we own any of the hotel properties we operate. Instead, we primarily rely on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2011, 83 of our leased-and-operated hotels in operation were leased from lessors who were unable to provide us copies of title certificates for such properties. Title to these properties could be challenged and, if successful and if we are not adequately indemnified by the lessors for our related losses, these challenges could impair the conversion or operations of our hotels on such properties. In the event that we could no longer operate on such sites, the proportion of revenue from such hotels that we may lose may be higher than the proportion that such number of hotels represent of all of our hotels. As of December 31, 2011, 35 of our leased-and-operated hotels in operation were leased from lessors who are not the ultimate owners of such properties and no consent was obtained from the ultimate owners to sublease the hotel properties to us. These or future lessor’s failures to duly obtain the title to the property or to receive any necessary approvals from the ultimate owner or the primary lease holder, as applicable, could potentially invalidate our lease or result in the renegotiation of such lease on less favorable terms. Moreover, building ownership or leaseholds in connection with our managed hotels could be subject to similar third-party challenges, possibly invalidating those leases or resulting in renegotiated leases and, in turn, possibly harming our managed hotel operations and brand. As of December 31, 2011, 33 of our leased-and-operated hotels in operation were subject to mortgages at the time the leases were signed where consent to the leases was not obtained from the respective mortgage holders. In such circumstances where consent to the lease was not obtained from the mortgage holder, the lease may not be binding on the transferee of the property if the mortgage holder forecloses on the mortgage and transfers the property, which could in turn materially and adversely affect our ability to operate the hotel facility or require us to renegotiate our lease on terms which could be substantially less favorable to us. Our managed hotel owners face similar risks. In addition to the above risks, we also face potential disputes with property owners. Such disputes, whether or not resolved in our favor, may divert management attention, involve significant cost, harm our reputation and otherwise disrupt our business.

Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels.

As an operator of hotel properties, we, our managed hotel owners and those from whom we lease properties are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. For our leased-and-operated hotels, our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2011, 357 of the properties where we lease and operate our hotels were leased from lessors who had not obtained required registrations of their leases from the relevant authorities and we continue to remind these lessors to obtain registrations under our lease agreements with them. The failure to file these leases may result in fines or penalties on our lessors. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, certain hotel properties we lease are restricted to industrial and other uses, rather than for commercial service use and we may commence hotel operations for hotels that have not yet received required commercial use zoning. The failure of our lessors to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties or the invalidity of our lease agreements, which may negatively affect our ability to operate the hotels covered under those leases. Our managed hotel owners face similar risks, which could subject them to fines and possible closure of the managed hotel and, in turn, could harm our managed hotel operations and brand. Since we commenced operations and through December 31, 2011, we have been subject to fines totaling approximately RMB360,000 (US$57,198) for operating hotels which have not been zoned for commercial use and there can be no assurance that we will not be subject to such or higher fines in the future or other penalties, including potentially being required to cease hotel operations at non-complying properties.

Our failure to comply with franchise regulations may result in penalties to us and could have a material adverse effect on our business.

In China, franchise activities are subject to the supervision and administration of the Ministry of Commerce and its local counterparts. Under the relevant regulations, franchisors are required to file their franchise contracts with the Ministry of Commerce or its local counterparts. Although we have filed our management agreements with the local counterpart of the Ministry of Commerce in Guangdong province, there is some uncertainty as to whether our management arrangements constitute franchising activities under these regulations. If relevant authorities determine that we have conducted but failed to properly report franchising activities in accordance with the regulations, we may not be able to continue to conduct our business using hotel management arrangements and our business would be adversely affected.

Before entering into franchise agreements, the franchisor is required to disclose and provide specified written information to the franchisee regarding the franchise business, which includes certain proprietary information. If our management agreements are determined to be franchise agreements by relevant authorities and we have failed to disclose the required information correctly, accurately and fully, our managed hotel owners would have the right to terminate the management agreements, which could result in a material adverse effect on our business. Furthermore, franchise agreements are required to include certain provisions, such as termination rights and payment obligations. If our management agreements are determined to be franchise agreements by relevant authorities and the terms of our agreements are deemed to violate such requirement, such terms may be treated as invalid and unenforceable by our managed hotel owners and we may be required to terminate or revise our agreements on terms more favorable to our managed hotel owners, which could materially diminish the economic value of our agreements.

Our management agreements could be terminated early, we may not be able to renew our existing management agreements on commercially reasonable terms and the service fees we may collect could decrease substantially in the future, which could materially and adversely affect our operations.

Beginning in 2009, we gradually shifted our focus to hotel management arrangements. As of December 31, 2011, a total of 533 of our hotels are operated under hotel management arrangements and an additional 202 managed hotels are under conversion.  We rely heavily on management arrangements to continue our geographic expansion. Under our hotel management agreements, we license our brand to property owners, lessors or existing hotel operators. These agreements may be acquired, terminated, renegotiated or converted to franchise agreements in the ordinary course of our business. In addition, although our management agreements contain provisions limiting the ability of the property owners to terminate management agreements or to withhold consent to the renewal of such agreements, hotel property owners may still elect to breach such provisions and terminate their management agreements with us if, among other things, their properties are sold, if they default on indebtedness encumbering the property or upon a foreclosure of the property. There can be no assurance that we will be able to replace terminated management agreements, or that the terms of renegotiated contracts will be as favorable as the terms that existed before such renegotiations or conversion. As a result, our revenues derived from the service fees may decrease. In some circumstances, we may choose to terminate a management agreement upon a material breach of the property owner. Although we are entitled to damages under the management contract, there is no assurance that we can recover our losses and capital investments.

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

As of December 31, 2011, we had 533 managed hotels and we intend to pursue additional hotel management arrangements as part of our growth strategy. Such arrangements generally require us to license our brand to third parties and we are responsible for managing these hotels, including hiring and appointing hotel managers and staff. There can be no assurance that we will be able to identify and secure additional suitable hotel management arrangements or, if so, that we will be able to negotiate commercially reasonable terms. In addition, hotel management arrangements may limit our ability to maintain consistent and high-quality accommodations and services and may give rise to disputes with our managed hotel owners or dilute our brand, which could harm our business. Furthermore, if third parties use our brand in a harmful manner, our business and reputation may be adversely affected.

The implementation of our offshore holding company structure related to the equity interests in Guangzhou 7 Days Hotel Management Co., Ltd. and Guangzhou 7 Days Inn Co., Ltd. may be challenged by PRC regulatory agencies to have violated a PRC regulation and, if challenged, we may be required to divest these equity interests and may be subject to administrative fines and other penalties.

Prior to November 2005, all of the outstanding equity interests of Guangzhou 7 Days Hotel Management Co., Ltd., a PRC limited liability company, or 7 Days Guangzhou, were held in trust for our company by Mr. Nanyan Zheng, our chief executive officer and co-chairman of the board of directors, and Mr. Linde Huang, who was an employee of a company affiliated with Mr. Boquan He, one of our founders and our co-chairman. The equity interests in 7 Days Guangzhou held in trust for our company by Mr. Huang were previously held in trust for our company by Mr. Guangji Chen until Mr. Chen left our company. Our investment in 7 Days Guangzhou through this trust arrangement was not approved by the Bureau of Foreign Trade and Economic Cooperation of Guangzhou, which is required under PRC laws. In November 2005, our beneficial ownership in the equity interests in 7 Days Guangzhou were transferred to 7 Days Inn (Shenzhen) Co., Ltd., or 7 Days Shenzhen, pursuant to a trust agreement entered into among Messrs. Zheng and Huang and 7 Days Shenzhen, and the prior trust arrangement with our company was terminated. In addition, prior to October 2005, all of the outstanding equity interests in Guangzhou 7 Days Inn Co., Ltd., a PRC limited liability company, or 7 Days Inn Guangzhou, were held in trust for 7 Days Shenzhen by Messrs. Zheng and Huang. In October and November 2006, we completed the restructuring related to 7 Days Guangzhou and 7 Days Inn Guangzhou, as a result of which 7 Days Shenzhen now holds all of the outstanding equity interests of 7 Days Guangzhou and 7 Days Inn Guangzhou directly instead of through these trust arrangements. The completion of these formalities was registered with local government authorities in Guangzhou and our PRC counsel, Commerce & Finance Law Offices, has advised us that the completion of such formalities does not render the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors that became effective on September 8, 2006, or the New M&A Rule, applicable. Under the New M&A Rule, acquisitions by an offshore special purpose vehicle, or SPV, of domestic equity interests related to it are subject to the approval of the Ministry of Commerce. We cannot guarantee you, however, that relevant PRC government authorities will not determine that approval of the Ministry of Commerce was required. If relevant PRC government authorities deem our transactions with 7 Days Guangzhou and 7 Days Inn Guangzhou to be an “acquisition” subject to the New M&A Rule, we may have violated the New M&A Rule and could be subject to administrative fines and other penalties from relevant PRC authorities, may be required to obtain approval for such transactions from the Ministry of Commerce and could be required to divest 7 Days Guangzhou and 7 Days Inn Guangzhou, in which case we would lose the benefit of the revenues from hotels operated by such entities, which is substantial. There are no specific declarations of fines or penalties for such violations under current PRC laws and regulations and so the penalties we may suffer are uncertain. As of December 31, 2011, 7 Days Guangzhou and 7 Days Inn Guangzhou operated a total of 23 hotels, which accounted for 5.6% of our total revenues in 2011. Any of these events could have a material adverse effect on our business, operating results, and reputation and the trading price of our ADSs.

We have not obtained approvals from the local counterparts of the Ministry of Commerce and the National Development and Reform Commission in connection with our ownership of 7 Days Inn (HK) Investment Co., Limited, and if our ownership is challenged we may be subject to administrative fines and other penalties.

When we established 7 Days Inn (HK) Investment Co., Limited, we were required to obtain approvals from the respective local counterparts of the Ministry of Commerce and the National Development and Reform Commission under relevant PRC laws and regulations. We have obtained the approval from the local counterpart of the Ministry of Commerce but our application with the local counterpart of the National Development and Reform Commission was turned down because the relevant officials of the local National Development and Reform Commission were of the view that its approval was not required. Nevertheless, if, in the future, the local National Development and Reform Commission adopts a different interpretation, our failure to obtain its approval in connection with our equity interest in 7 Days Inn (HK) Investment Co., Limited may be challenged and we may be subject to administrative fines and other penalties.

We are subject to various hotel industry, health and safety, and environmental laws and regulations that may subject us to liability.

Our PRC counsel, Commerce & Finance Law Offices, has advised us that each hotel in our chain must hold a basic business license and a special industry license issued by the local public security bureau and must have hotel operation included in the business scope of their respective business license. Our business is also subject to various health and safety and environmental laws and regulations that affect our operations and conversion activities in the jurisdictions in which we operate, including building, zoning, fire prevention, public safety, health and sanitary requirements. Of our leased-and-operated hotels in operation as of the date of this annual report, 13 are in the process of obtaining a basic business license, 15 are in the process of obtaining their organization code certificates, 12 are in the process of obtaining their special industry licenses, 20 are in the process of obtaining their public health permits, 86 are in the process of obtaining their tax or land registration certificates, 12 are in the process of obtaining approvals from local fire prevention authorities and 85 of our hotels serving breakfast are in the process of obtaining the relevant approvals from local health administrations for such activities. As a result of these compliance failures, we have been and may be subject to monetary damages, the imposition of fines against us, or the suspension or disruption of our operations or conversion activities, which could materially adversely affect our financial condition and results of operations. Furthermore, of our leased-and-operated hotels in operation as of December 31, 2011, 20 are in the process of obtaining environmental approvals from local environmental protection agencies and, as a result, we may be subject to fines.  From the time that we commenced operations through December 31, 2011, one of our hotels were required to temporarily cease operation due to non-compliance with applicable health and safety regulations.

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

Owners of our managed hotels are subject to these same permit and safety requirements. Although our managed hotel arrangements require the hotel owners to obtain and maintain all required permits or licenses, we have limited control over the managed hotel owners. Any failure to obtain and maintain the required permits or licenses by owners of the managed hotels may require us to delay opening of a managed hotel or to forgo or terminate our managed hotel arrangement, which could harm our brand, result in lost management revenues and subject us to potential indirect liability.

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

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes, particularly in locations where we have a concentration of hotels. For example, in early 2003, several economies in Asia, including China, were affected by the outbreak of severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In addition, in 2008 and 2009, some Asian countries, including China, encountered incidents of the H5N1 strain of bird flu, or avian flu. Avian flu, which originally spread through poultry, is capable in some circumstances of being transmitted to humans and is often fatal. In 2009, there was a global outbreak of the H1N1 virus, or swine flu, which affected many regional economies in China. The swine flu outbreak had a negative impact on many businesses in Shenzhen, including our business, due to reduced business travel between Hong Kong and Shenzhen. Furthermore, the 2008 Sichuan earthquake also had a negative impact on many businesses in the region, including our business, due to reduced economic and travel activity in the affected region. Losses caused by epidemics, adverse weather conditions, natural disasters and other catastrophes, including SARS, avian flu, swine flu, earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel. Similarly, war (including the potential for war), terrorist activities (including threats of terrorist activities) and travel-related accidents, as well as geopolitical uncertainty and international conflict, may affect travel and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely affected and our reputation may be harmed.

We have limited insurance coverage.

Our property insurance covers the assets that we own at our hotels and the buildings in which our leased-and-operated hotels and managed hotels operate. We also require our lessors and managed hotel owners to purchase customary insurance policies but they may fail to satisfy these requirements. If we are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. In addition, we do not have any business disruption insurance coverage for our operations to cover losses possibly caused by adverse weather conditions, natural disasters or catastrophic events, such as SARS, avian flu, swine flu, earthquakes or typhoons. Any business disruptions or natural disasters may result in our incurring substantial costs and diversion of our resources. Furthermore, we do not carry key person insurance on any of our senior management team.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a report from management on its internal control over financial reporting in its annual report containing management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting was effective as of December 31, 2011, our management may later conclude that our internal control is not effective. Moreover, even if our management concludes in the future that our internal control is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed, documented, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from the way we do, then they may issue an adverse or qualified opinion.

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

We believe our share incentive plan and other similar types of incentive plans are important to attract and retain key personnel. We have granted share options in the past and expect to do so in the future. As a result of the issuance of share options, we incurred share-based compensation expenses of RMB11.4 million and RMB15.5 million for the years ended December 31, 2009, and 2010, respectively.  As a result of issuance of share options in 2011 and the modifications of the exercise price in December 2011 of certain options previously granted to our employees, we incurred share-based compensation expenses of RMB43.5 million (US$6.9 million) in 2011. We expect to continue to incur share-based compensation expenses in the future. We have adopted FASB ASC Topic 718, Compensation-Stock Compensation, or ASC Topic 718, in accounting for our share-based compensation. We account for compensation expenses for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize the expense in our consolidated statement of operations in accordance with U.S. GAAP, which may have a material adverse effect on our net profit.

Our PRC subsidiaries have advanced funds among each other, which practice may have violated PRC regulations on inter-company lending and we may be subject to administrative fines and other penalties as a result of such violation.

As of December 31, 2011, 7 Days Shenzhen had advanced an aggregate amount of approximately RMB94.7 million (US$15.0 million) to our various PRC subsidiaries in which we own at least a majority interest. Our PRC counsel, Commerce & Finance Law Offices, has advised us that these inter-company loans may have violated certain PRC laws and regulations regarding commercial loans. As a result, we may be required to unwind these transactions and may be subject to administrative fines, which could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

The use of variable interest entities (“VIEs”) in establishing hotels to be acquired and then operated by us may expose us to greater than expected financial losses and may prevent us from realizing all the expected economic rewards from the VIEs.

Pursuant to U.S. GAAP guidance ASC 810-10 “Consolidation of Variable Interest Entities,” certain of our entities are considered VIEs because the total equity investment at risk (paid-in capital of RMB1.0 million) of each of these entities was not sufficient to finance its intended activities without additional subordinated financial support. These VIEs were established to open hotels to be operated as hotels to be acquired and then operated by us, and we and certain individuals hold equity interests of 51% and 49%, respectively, in each of these VIEs. In addition, we have provided subordinated debt to the VIEs to support construction and on-going operation of the VIEs. The amounts due to us by the VIEs as of December 31, 2010 and 2011 were RMB3.0 million and RMB114.0 million, respectively. If the hotels established via the VIEs perform poorly financially, the VIEs may be unable to repay the amounts due to us and therefore, negatively affect our overall results of operations.

We may pursue selective acquisitions to complement our organic growth which may not be successful.

We may pursue selective acquisitions to complement our organic growth. If we decide to pursue selective acquisitions, we may not be successful in identifying suitable acquisition opportunities or completing such transactions, and our competitors may be more effective in executing and closing acquisitions in competitive bid situations than us. Our ability to enter into and complete acquisitions may be restricted by, or subject to, various approvals under PRC law or may not otherwise be possible, may result in a possible dilutive issuance of our securities, or may require us to seek additional financing. We also may experience difficulties integrating acquired operations, services, corporate cultures and personnel into our existing business and operations. Completed acquisitions may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing business, and the potential loss of, or harm to, relationships with our employees or guests, as a result of our integration of new businesses. In addition, following completion of an acquisition, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of any synergy benefits on integration and/or the actual cost of delivering such benefits may exceed the anticipated cost. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

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

We are subject to numerous national and local government regulations affecting the lodging industry, including building, zoning, fire prevention, public safety, health and sanitary requirements. Increased government regulation could require us to make unplanned expenditures, which could result in higher operating costs. Any failure to comply with these requirements or other governmental regulations could result in government fines or other penalties, which may negatively affect our ability to operate hotels covered by these requirements and adversely affect our reputation, financial condition and results of operations.

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

In addition, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding these CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

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

The PRC State Administration of Foreign Exchange, or the SAFE, has promulgated Circular No. 75 issued in October 2005, and its implementation rules issued in May 2007 and later amended in May 2011, requiring registration with the local SAFE in connection with direct or indirect offshore investment by PRC residents. The regulation applies to our shareholders who are PRC residents and also applies to our offshore acquisitions. Under the SAFE regulations, any PRC resident who makes, or has previously made, direct or indirect investments in an offshore company is required to register such investments with a local branch of the SAFE. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with a local branch of the SAFE with respect to that offshore company and any material capital variation relating to its round-trip investment, such as an increase or decrease in its share capital, transfer or swap of its shares, merger, division, long-term equity or debt investment and creation of any security interest. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for violation of the relevant rules relating to transfers of foreign exchange.

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

Our current employment practices may be restricted under the labor contract law of the PRC and our labor costs may increase as a result.

China‘s labor contract law imposes requirements concerning, among others, the types of contracts to be executed between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term employment contract. Due to the limited period of effectiveness of the new labor contract law and the lack of clarity with respect to its implementation and potential penalties and fines, it is uncertain how it will impact our current employment policies and practices. We cannot assure you that our employment policies and practices do not, or will not, violate the new labor contract law and that we will not be subject to related penalties, fines or legal fees. For example, to eliminate the need for local human resource managers for each of our hotels, we have outsourced the human resources administration with respect to our employees below the level of assistant hotel manager to three specialized independent human resources companies, which are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of covered employees. We may not be able to continue this practice under the new labor contract law, which would increase our human resources administration expenses. Furthermore, even if we are allowed to continue this practice, we may be held jointly liable under the new labor contract law for any damages to such employees caused by these human resources companies including lost wages, if these human resources companies did not pay such employees their wages. If we are subject to large penalties or fees related to the new labor contract law, our business, financial condition and results of operations may be materially and adversely affected.

Our corporate structure may limit our ability to receive dividends from, and transfer funds to, our PRC subsidiary, which could restrict our ability to act in response to changing market conditions.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our wholly-owned PRC subsidiary, 7 Days Shenzhen. We rely on dividends and other distributions from 7 Days Shenzhen to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiary to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of 7 Days Shenzhen to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, our subsidiary may only pay dividends after 10% of its after-tax profits have been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. Such cash reserve may not be distributed as cash dividends. 7 Days Shenzhen is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to it shareholders. In addition, if our operating subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our operating subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from that performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future, the calculation of which would be based upon our financial statements prepared under PRC GAAP. Distributions by our PRC subsidiary to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from our company to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese government authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. These limitations on the free flow of funds between us and our PRC subsidiary could restrict our ability to act in response to changing market conditions.

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

China passed the new Enterprise Income Tax Law or the New EIT Law effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor. However, the New EIT Law also (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, 7 Days Shenzhen’s branches located in Shenzhen will be subject to a gradual increase in rates over the five-year transition period, from 9% in 2008 to 10% in 2009, 22% in 2010, 24% in 2011 and the new statutory enterprise income tax rate of 25% from 2012 onwards. 7 Days Shenzhen’s branches located in cities other than Shenzhen will be subject to a tax rate of 12.5% in 2008 and 2009 under the phase-out rules, and the new statutory enterprise income tax rate of 25% from 2010 onwards. In addition, Guangzhou Seven Software Development Co., Ltd., or Guangzhou Seven, another PRC subsidiary of us, is entitled to a two-year full exemption followed by a three-year 50% tax exemption holiday on the basis of its status as a software development company.  Guangzhou Seven commenced its tax holiday in 2010 and thus is exempt from income tax in 2010 and 2011, and is subject to income taxes at a rate of 12.5% from 2012 to 2014 and at a rate of 25% from 2015 onwards.

The discontinuation of any preferential tax treatments currently available to our subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations. We expect that our current effective tax rate will increase in the future.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under China’s New EIT Law that became effective on January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” and is generally subject to the uniform 25% enterprise income tax rate on its worldwide income. In addition, a tax circular issued by the State Administration of Taxation (the “SAT”) on April 22, 2009, or Circular 82, regarding the standards used to classify certain Chinese-controlled enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies, which are applicable to our company or our overseas subsidiary. Although the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by individuals or foreign enterprises like us. Therefore, we do not currently consider our Company or any of our overseas subsidiaries to be a PRC resident enterprise. However, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on proceeds from our IPO and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the enterprise income tax law and its implementing rules dividends paid to us from our PRC subsidiary would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax because the PRC foreign exchange control authorities, which enforce the withholding tax, or the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise shareholders or a potential withholding tax of 20% for non-PRC individual shareholders is imposed on dividends we pay to them and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect.  We are actively monitoring the “resident enterprise” classification rules and are evaluating appropriate organization changes to avoid this treatment, to the extent possible.

The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiary to us through our Hong Kong subsidiary and we may not able to obtain certain treaty benefits under the relevant tax treaty.

We are a holding company incorporated under the laws of the Cayman Islands.  We conduct substantially all of our business through our PRC subsidiaries and we derive all of our income from it.  Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax.  However, such tax exemption ceased after January 1, 2008 with the effectiveness of the New EIT Law and a withholding tax rate of 10% will apply on such dividends, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise. In October 2009, the SAT further issued the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits, and “beneficial owners” refers to individuals, enterprises or other organizations, which are normally engaged in substantive operations. These rules also set forth certain adverse factors on the recognition of a “beneficial owner.” Specifically, they expressly exclude a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from being a “beneficial owner.” As a result, dividends from our PRC subsidiaries paid to us through our 7 Days Inn Group (HK) Limited may be subject to a reduced withholding tax at a rate of 5% if our 7 Days Inn Group (HK) Limited is determined to be a Hong Kong tax resident and is considered to be a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Otherwise, we may not be able to enjoy the preferential withholding tax rate of 5% under the tax treaty and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to us through our 7 Days Inn Group (HK) Limited.

We may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities if we or our Chinese employees or directors fail to comply with recent Chinese regulations relating to employee share options or shares granted by offshore special purpose companies or offshore listed companies to Chinese citizens.

On December 25, 2006, the People’s Bank of China, or the PBOC, issued the Administration Measures on Individual Foreign Exchange Control, and the corresponding Implementation Rules were issued by the SAFE on January 5, 2007. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans with PRC citizens’ participation require approval from the SAFE or its authorized branch. On February 25, 2012, the SAFE issued the Notice of Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Incentive Rule. Under the Stock Incentive Rule, Chinese citizens who are granted stock incentives, including but not limited to share options or shares by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures. We are an offshore listed company and as a result we and our Chinese employees or directors who have been granted stock incentives are subject to the Stock Incentive Rule. We are in the process of filing with the SAFE and undertaking certain other procedures according to the Stock Incentive Rule. If we or our Chinese employees or directors fail to comply with these regulations, we or our Chinese employees or directors may be subject to fines or other legal sanctions imposed by the SAFE or other Chinese government authorities.

RISKS RELATED TO DOING BUSINESS IN CHINA

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy and adverse changes in economic and political policies of the PRC government. In addition, we may be adversely affected by the possible “hard landing” of China’s economy in the future.

The global financial markets have experienced significant disruptions since 2008, the economic effects of which have persisted through 2011. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable, in particular under current European economic and sovereign debt crisis. Because all of our business operations are conducted in China, our business and prospects may be materially and adversely affected by any deterioration in China’s macroeconomic environment. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China.

The PRC government exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Between late 2003 and mid-2008, the PRC government implemented a number of measures from time to time, such as increasing the PBOC’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, that had the effect of slowing the growth of credit, in attempts to slow the growth of the Chinese economy. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. It is unclear whether PRC economic policies will be effective in stimulating growth, and the PRC government may not be effective in creating stable economic growth in the future or have a positive effect on us. For example, our results of operations and financial condition may be adversely affected by government control over capital investments or changes in environmental, health, labor or tax regulations that are applicable to us.

There is a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate is based on several current or emerging factors including: (i) overinvestment by the government and businesses and excessive credit offered by banks; (ii) a rudimentary monetary policy; (iii) excessive privileges to state-owned enterprises at the expense of private enterprises; (iv) the dwindling supply of surplus labor; (v) a decrease in exports due to weaker demand overseas; and (vi) failure to boost domestic consumption. Although we are uncertain about the extent to which the recent global financial and economic crisis and potential rapid slowdown of China’s economic growth may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any ongoing global economic downturn or slowdown of China’s growth rate.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among others, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 24% against the U.S. dollar between July 21, 2005 and December 31, 2011. However, the PBOC regularly intervenes in the foreign exchange market to achieve policy goals. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.  More recently, the PRC government has indicated a willingness to allow the RMB to appreciate against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change going forward.

Substantially all of our revenues and costs are denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. We rely entirely on dividends paid to us by our subsidiaries in China. Any significant fluctuation in the Renminbi exchange rate may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the Renminbi against the U.S. dollar would make any new Renminbi-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into the Renminbi, as the Renminbi is our reporting currency. Furthermore, a depreciation of the Renminbi against the U.S. dollar would decrease the value of our Renminbi-denominated profits in U.S. dollar terms and increase the value of any U.S. dollar-denominated debt on our balance sheet. As of December 31, 2011, our U.S. dollar-denominated financial assets consisted of bank deposits amounting to US$4.0 million.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. or other foreign laws against us, our management or the experts named in this annual report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our directors and all of our executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon most of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. It would also be difficult for investors to bring an original lawsuit against us or our directors or executive officers before a Chinese court based on U.S. federal securities laws or otherwise. Moreover, our PRC legal counsel, Commercial & Finance Law Offices, has advised us that the PRC does not have treaties with the United States, as well as many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As such, recognition and enforcement in China of judgments against us, our directors, executive officers or others obtained from a court in any of those jurisdictions may be difficult or impossible to enforce.

RISKS RELATED TO OUR ORDINARY SHARES AND ADSs

Future sales, or perceived sales, of ADSs or ordinary shares by existing shareholders could cause the price of our ADSs to decline.

Sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2010 and 2011, we had 149,647,613 and 149,931,935 ordinary shares outstanding. All shares sold in our IPO are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions, as applicable, under Rule 144 under the Securities Act or under contractual arrangements. To the extent that such shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement relating to such shares. Resales of these registered shares in the public market, or the perception that such resales could occur, could cause the price of our ADSs to decline.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

As of March 31, 2012, our executive officers, directors and principal shareholders beneficially own approximately 60.4% of our outstanding shares. These shareholders, acting individually or as a group, could exert control over and substantially influence matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who own our ADSs.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011, and do not expect to be a PFIC for any taxable year in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2012 or for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see Item 10.E, “Taxation—Passive Foreign Investment Company.”

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

The trading prices for our ADSs are volatile and could fluctuate widely in response to factors beyond our control. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. A number of PRC companies have listed their securities on U.S. stock markets and many of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect overall investor sentiment towards PRC companies listed in the United States and, consequently, may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in the Peoples’ Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards.  Our operations are principally conducted in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s report included in our filings with the U.S. Securities and Exchange Commission is not currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to audits outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

A. History and Development of the Company

We incorporated 7 Days Inn in the Cayman Islands in October 2004. We have implemented an offshore holding company structure and we conduct substantially all of our operations in China through our PRC wholly-owned subsidiaries and their respective subsidiaries and branches. For additional information on our holding company structure, see Item 7.B, “Related Party Transactions—Transactions Related to Our Offshore Holding Company Structure.” See Item 4.C, “Organizational Structure” for a diagram illustrating our corporate structure and the place of formation and affiliation of our subsidiaries and branches as of December 31, 2011.

B. Business Overview

Overview

We are a leading and fast growing national economy hotel chain based in China. We convert and operate limited service economy hotels across major metropolitan areas in China under our award-winning “7 Days Inn” brand. We strive to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to our guests’ needs. Two important drivers of our business are our 7 Days Club and our eCommerce platform, which is supported by our IT system. We were the second largest economy hotel chain in China based on the total number of hotels as of December 31, 2011. As of December 31, 2011, we had 944 hotels in operation, 533 of which were managed hotels, with 94,684 hotel rooms in 141 cities, and an additional 234 hotels with 22,485 hotel rooms under conversion. Upon completion of these hotels, we will cover 180 cities in China.

Approximately 33.8 million members have registered with our 7 Days Club as of December 31, 2011. Our eCommerce platform, supported by our IT system, allows our guests to make reservations through various electronic reservation channels, receive confirmations and make payments in real-time. According to Alexa.com, an Internet information company that tracks website traffic, we had the 1st ranked website for Internet traffic among Chinese economy hotel chains as of December 31, 2011. The popularity of our various electronic reservation channels with our members and guests has reduced our reliance on more costly third-party agents, which accounted for only approximately 1% of our total hotel room reservations for 2010 and 2011, respectively. In addition, our IT system, with its centralized database, integrates and links each hotel’s local management system with our central network, and provides our management with real-time financial, operating and reservation information. By leveraging our eCommerce platform, 7 Days Club and IT system, we have continued to manage our business, enhance customer loyalty and grow our number of hotels and hotel rooms.

We have historically grown our 7 Days Inn hotel chain by leasing and converting existing real estate properties meeting our site and other selection criteria. We refer to these hotels as our “leased-and-operated” hotels. For our leased-and-operated hotels, we target existing properties as opposed to new construction because we believe this strategy results in more favorable lease terms. More recently, we expanded our focus to include hotel management arrangements and the number of our managed hotels increased significantly in 2011 compared to that of 2010. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. We refer to these hotels as our “managed” hotels. Under our standardized hotel management arrangements, we license our brand to third parties and are responsible for managing these hotels, including hiring and appointing the hotel management personnel, training hotel managers and staff and managing sales, financial and operating performance, allowing us to control brand consistency and ensure that we offer high quality accommodations to our guests. We receive a service fee based on the percentage of the managed hotels’ revenues, ranging from 5% to 7%. We do not own the real property on which, or the buildings in which, any of our hotels are operated. Our 7 Days Inn hotel chain has a national footprint with hotels in operation and under conversion in all 31 provinces in China as of December 31, 2011. We established our initial hotels in 2005 and 2006 primarily in southern China, particularly in Guangzhou and Shenzhen. In 2007, we continued our on-going expansion efforts in existing markets and expanded into central, southwest and eastern China, covering cities such as Chongqing, Wuhan and Shanghai, as well as the national capital of Beijing in the north. In 2008, we continued our national expansion by targeting the provincial capital of most provinces. In 2010 and 2011, we were continuing our national expansion with an increased focus on managed hotels. We have more hotels in operation than any of our 7 primary national economy hotel chain competitors in Guangzhou (80 hotels), Shenzhen (55 hotels), Wuhan (56 hotels), Changsha (48 hotels), Chengdu (33 hotels), Chongqing (27 hotels) and Guiyang (21 hotels). We also have a strong presence in Beijing (92 hotels), Nanjing (27 hotels) and Jinan (24 hotels). In addition, we have 43 hotels in Shanghai.

Our 7 Days Inn National Hotel Chain

We are dedicated to providing consistent and high-quality accommodations and services to our guests in a friendly environment, allowing them to enjoy affordable, clean, comfortable, convenient and safe lodging at any of our 7 Days Inn hotels. As of December 31, 2011, we had 944 hotels in operation, 533 of which were managed hotels, with 94,684 hotel rooms in 141 cities, and an additional 234 hotels with 22,485 hotel rooms under conversion. Upon completion of these hotels, we will cover 180 cities in China.

We intend to continue our targeted geographic expansion strategy through both leased-and-operated and managed hotels to achieve meaningful market share, local brand recognition, critical mass and economies of scale. We also intend to continue to expand into additional cities in China meeting certain conversion criteria, including sufficient local GDP, airport handling capacity, concentration of competitors and other economic factors. We believe cities meeting our conversion criteria and exhibiting positive market indicators generally have the potential for sustainable and increasing demand for hotel accommodations. In addition, we intend to continue expanding through hotel management arrangements, capitalizing on the maturity of our hotel chain and our brand recognition, as well as continuing to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. In 2012, we expect to convert approximately 120 leased-and-operated hotels and 240 managed hotels.

The following table sets forth the number of our hotels by city, including hotels under conversion, as of December 31, 2011:

	Leased-and-operated		Managed
	hotels		hotels		Total hotels
		Hotels		Hotels	in operation
	Hotels in	under	Hotels in	under	and under
City	operation	conversion(1)	operation	conversion(1)	conversion(1)
Beijing	40	5	52	20	117
Guangzhou	42	4	38	10	94
Wuhan	28	1	28	2	59
Shenzhen	34	1	21	3	59
Changsha	30	3	18	2	53
Shanghai	22	2	21	2	47
Chengdu	18	1	15	5	39
Nanjing	19	1	8	4	32
Chongqing	13	—	14	3	30
Jinan	9	2	15	1	27
Qingdao	2	—	13	9	24
Guiyang	15	1	6	1	23
Nanchang	16	—	5	2	23
Xiamen	4	—	13	5	22
Xian	12	2	4	4	22
Foshan	6	—	10	5	21
Shenyang	8	—	6	4	18
Hangzhou	4	—	11	1	16
Zhengzhou	3	1	9	2	15
Suzhou	1	1	10	3	15
Dongguan	8	—	4	1	13
Tianjin	5	—	5	3	13
Taiyuan	—	—	4	8	12
Shijiazhuang	—	—	7	5	12
Kunming	6	—	4	—	10
Shantou	—	—	8	1	9
Dalian	2	—	6	1	9
Fuzhou	3	—	4	2	9
Lanzhou	2	1	3	2	8
Zhuhai	2	1	5	—	8
Nanning	8	—	—	—	8
Hefei	6	—	1	1	8
Other cities	43	5	165	90	303
Total	411	32	533	202	1,178

(1)	Hotels under conversion include hotels which have not commenced operations but for which we have entered into binding lease agreements or hotel management arrangements with the respective lessors or managed hotel owners, as the case may be, and have commenced conversion activities.

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

We set hotel room rates based on several factors, including local market conditions and the location of our hotels, and set more competitive hotel room rates for new hotels in cities where we do not already have a presence while our hotels mature and we increase occupancy rates. For new hotels in cities where we already have a presence, we typically set hotel room rates to correspond with hotels already in operation. However, rates for our hotel rooms can vary within a particular city depending on the location and maturity of a particular hotel. Once a hotel has established a presence and occupancy rates have increased, we may gradually increase hotel room rates depending on market conditions and other factors. In addition, rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions. For example, in 2011, the average hotel room rates in Beijing and Jinan were RMB203.4 (US$32.3) and RMB144.1 (US$22.9), respectively.

The following table presents certain selected operating data as of and for the dates and periods indicated. Our results of operations have been and will continue to be significantly affected by these operating measures which are widely used in our industry.

	As of and for the year ended December 31,
	2009	2010	2011
Hotels in operation(1)	337	568	944
Leased-and-operated hotels	236	321	411
Managed hotels	101	247	533

Hotels under conversion(1)	64	197	234
Leased-and-operated hotels	6	25	32
Managed hotels	58	172	202

Total hotel rooms for hotels in operation(1)	32,836	56,410	94,684
Leased-and-operated hotels	23,764	32,825	43,021
Managed hotels	9,072	23,585	51,663

Total hotel rooms for hotels under conversion(1)	6,168	19,345	22,485

Number of cities covered for hotels in operation(1)	54	89	141

Average occupancy rate(2)	88.3%	88.7%	84.6%
Leased-and-operated hotels	89.2%	91.0%	87.9%
Managed hotels	82.8%	84.0%	81.5%

Average daily rate (in RMB)	159.6	162.3	161.0
Leased-and-operated hotels	160.0	164.9	166.2
Managed hotels	156.2	156.7	155.8

RevPAR (in RMB)	140.9	143.9	136.2
Leased-and-operated hotels	142.7	150.0	146.0
Managed hotels	129.3	131.6	127.0

(1)	As of the end of each period.
(2)	Occupancy rates for certain hotels benefit from rental of the same hotel room multiple times a day.

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

Leased-and-Operated Hotels

For our leased-and-operated hotels, we lease properties from real estate owners or sublease from other lessees and we carry out conversion of those properties to conform to the standards of 7 Days Inn. We do not own the real property on which, or the buildings in which, any of our hotels are operated. We are responsible for repairs and maintenance and operating expenses of our properties over the term of the lease. We also are responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels. As one of the leading economy hotel chains in China, we are generally able to establish credibility with property owners to secure desirable properties on commercially reasonable terms. We typically pay fixed rent on either a monthly or quarterly basis for the first three to five years of the lease term, after which we may be subject to a 3% to 5% increase every three to five years during the term of the lease. We generally have a right of first refusal to extend the lease after the initial term expires. The annual rent for our leased-and-operated hotels varies depending on the location, size and condition of the hotel property, and as of December 31, 2011, the average term of our leases is 12 years. Certain of our leases provide for a rent-free period which typically relates to the period during which we are engaged in conversion activities. In general, upon expiration of a lease, we may dispose of the removable facilities, equipment and appliances installed by us while leasehold improvements and fixtures are retained by the lessor of the premises. In the case of early termination of a lease due to the lessor’s default, we generally are entitled to take all removable items installed by us, and we may be compensated for the amount we spent on leasehold improvements and entitled to liquidated damages. In the case of early termination of a lease due to our default, we generally are entitled to take all removable items installed by us and the lessor is entitled to the leasehold improvements which result from our investments and liquidated damages.

We have entered into a total of five joint ventures with other companies, two in Beijing and one in each of Shanghai , Shenzhen, and Chengdu, and we control each of our joint ventures, owning 70%, 70%, 70% ,65%, and 80% of the equity interests in these joint ventures, respectively. These joint ventures operate eight leased-and-operated hotels. We have an investment in Wuxi Shenglong Hotel Management Limited (“Wuxi Shenglong”), which operates one of our hotels in Wuxi pursuant to a hotel management arrangement. The 30% equity interest in Wuxi Shenglong is held directly by Mr. Nanyan Zheng, our chief executive officer and co-chairman of our board, for the benefit of our company pursuant to an agreement entered into between Mr. Zheng and us. On May 1, 2011, we acquired the remaining 70% equity interest in Wuxi Shenglong for a cash consideration of RMB2.9 million (US$0.5 million). Accordingly, Wuxi Shenglong has been consolidated and included in the Company’s consolidated financial statements since May 1, 2011.

Managed Hotels

Beginning in 2009, we expanded our focus to include hotel management arrangements. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. As of December 31, 2011, a total of 533 of our hotels are operated under hotel management arrangements and an additional 202 managed hotels are under conversion. Under our hotel management arrangements, we license our brand to property owners, lessors or existing hotel operators, and we are responsible for managing these hotels, including decisions regarding hiring, appointing and training hotel managers and staff and managing sales, financial and operating performance. Our proprietary IT system is installed in and used to operate all of our managed hotels. We also provide assistance to our managed hotel owners in property design, leasehold improvement and construction project management in accordance with our rigorous standards. Under our hotel management arrangements, we negotiate on-going service fees based on a percentage of the managed hotel’s revenue, typically 5% to 7% of the total revenue of a managed hotel. Before December 2009, we also charged a deposit which was refundable upon termination of the management agreement. The term of our hotel management arrangements ranges from 3 to 15 years (for the management agreements signed in and after 2009, most of the terms are 5 years) and is renewable upon mutual agreement between us and managed hotel owners. As part of our strategy to rapidly grow our portfolio of managed hotels and to encourage potential managed hotel owners to enter into hotel management arrangements with us, we did not charged a service fee upon entering into management agreements prior to December 2009. Now that we have grown our managed hotel portfolio, we began charging a service fee upon entering into management agreements in December 2009. This service fee replaced the deposit described above in December 2009. Such service fees are recognized when the underlying service has been performed.

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

Our 7 Days Club Membership Program

Since our inception, our 7 Days Club has attracted guests by rewarding frequent stays with points towards free room nights, exclusive discounts on hotel room rates, the ability to make reservations through our eCommerce platform’s various electronic reservation channels, and other rewards. Corporations are also eligible to join our 7 Days Club and employees of corporate members may enjoy all of the benefits afforded to individual members. Approximately 33.8 million members have registered as members of our 7 Days Club as of December 31, 2011. In each of 2010 and 2011, our members accounted for approximately 98% and 99% of our total hotel room nights sold, including members who joined our 7 Days Club at the time of check in to take advantage of a hotel room discount.

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

In addition, we are constantly exploring ways to increase the number of 7 Days Club members and usage of our eCommerce platform and, ultimately, to generate additional non-room revenues through our membership base and eCommerce platform. For example, in addition to our partnership arrangements with Alipay and a number of other renowned Internet companies in China, we entered into an arrangement with China Merchants Bank to offer a co-branded credit card with holders of the co-branded credit card automatically becoming 7 Days Club members and earning five times the typical China Merchants Bank award points when the co-branded credit card is used to pay at our hotels, and an arrangement with China Southern Airlines whereby any 7 Days Club member may use points earned by staying at our hotels towards mileage rewards offered by China Southern Airlines if the member is also a China Southern Airlines “Sky Pearl Club” member. We also have promotional arrangements with other leading Chinese banks and airline operators such as Industrial and Commercial Bank of China, Air China and China Eastern Airlines, as well as other Chinese companies such as Tencent, Inc. As our members are more regularly drawn to and utilize our eCommerce platform, we believe opportunities to offer our members additional products and services though our eCommerce platform increase. Additional products and services might include offerings by third-party partners through our eCommerce platform of (travel accident insurance, rental cars and additional airline ticket direct sales for which we might generate a booking or referral fee. For example, we cooperated with Itour.cn, a travel reservation company, to offer service to our members to book airline tickets from Itour.cn through our eCommerce platform. We also plan to further leverage our industry leading e-Commerce platform and value-added member services.

We encourage our members to discuss their experiences and provide feedback on our website, and we continually monitor our members’ suggestions and complaints in order to improve the quality of our accommodations and services. We use our eCommerce platform to survey our members and solicit candid feedback. We currently offer membership points to members who complete an online survey and we averaged approximately 150,000 responses per month under this program in 2011. Historically, our most common suggestions and complaints relate to service attitude and efficiency and membership preferences. We follow up on specific complaints with both the guest and the relevant hotel. In certain cases, we may offer membership points, refunds, coupons or other incentives to guests depending on the nature of the complaint and any loss suffered. We use representative complaints as case studies for our training programs to enhance our overall quality of service and to prevent similar problems in the future.

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

Hotel Chain Expansion

We established our initial hotels in 2005 and 2006 primarily in southern China, particularly in Guangzhou and Shenzhen. Since then, we have continued our on-going expansion efforts, targeting cities of Guangzhou, Shenzhen, Beijing and Shanghai, as well as other regions and provinces, including cities such as Changsha, Chongqing and Wuhan. When we enter a market, our goal is to open multiple hotels to achieve meaningful market share, local brand recognition, critical mass and economies of scale, while at the same time ensuring consistency in our accommodations and services. Once we achieve adequate scale in a particular metropolitan area, we seek to leverage our brand to expand in nearby markets. We typically prefer to lease and operate our hotels. We have more recently expanded primarily through hotel management arrangements and converted 533 managed hotels in 2011 compared to 247 leased-and-operated hotels during the same period. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain without the same level of capital expenditures as our leased-and-operated hotels. However, we expect to convert approximately 120 leased-and-operated hotels and 240 managed hotels in 2012. In any event, we intend to opportunistically pursue hotel management arrangements which can provide us access to highly desirable locations or allow us to expand in cities outside of our key target markets without a significant commitment of capital.

 We follow a structured and systematic expansion process with respect to our new hotels. We have implemented a team-based, flat decision-making process that allows us to make rapid decisions to capitalize on market opportunities. To implement our conversion process for our leased-and-operated hotels and our selection and sourcing of managed hotels, we have a centralized project management team based in our head office in Guangzhou, 12 regional development teams comprised of one or two members for development of leased-and-operated hotels, and 11 regional development teams ranging in size from three to four members for development of managed hotels allocated among various cities throughout China. Our centralized project management team supports our regional development teams, which have primary responsibility for researching and evaluating new markets and locations, conducting feasibility studies for proposed locations, identifying potential managed hotel owners and negotiating the commercial terms of our leases and hotel management arrangements. We also rely on our regional development teams to help us establish and coordinate relationships with local governments, supervise construction contractors, and monitor the performance of our hotels, which help influence future market and location selections. We also train our regional development team members, contractors and managed hotel owners in our basic construction standards. In addition, we seek to appoint a hotel manager at least 60 days before opening so that the hotel manager can participate in the conversion process.

The key components of our structured and systematic conversion process are set forth below:

Planning and Site Identification .. Our multi-step conversion process starts with planning and site identification by our regional development teams who focus on identifying potential new markets and locations and determining whether to pursue a leased-and-operated hotel or a managed hotel. In selecting new markets and locations for our hotels, we consider the following criteria:

General Market Criteria .. General market criteria include local gross domestic product, or GDP, airport handling capacity, concentration of competitors, and other economic factors. Our experience indicates that our key target cities and other large cities generally meet our general market criteria for both leased-and-operated hotels and managed hotels. We have identified certain cities meeting our general market criteria that we believe generally have the potential for sustainable economic growth and the ability to support multiple 7 Days Inn hotels. We refer to these cities as our key target cities.

Specific Location Criteria .. Specific location criteria include proximity to major office buildings and shopping centers, universities, convention and exhibition centers, and transportation hubs. In addition, before selecting a location, we study other factors such as property structural engineering specifications to ensure that we can renovate a particular structure to our standards. We also consider automobile and foot traffic flow patterns, but do not emphasize these criteria because our membership program reduces our reliance on walk-in guests. With respect to managed hotels, we also assess the attractiveness of the location and its ability to enhance our brand.

Financial Performance Criteria .. For our leased-and-operated hotels, we analyze various operating, economic and other data to confirm that a proposed location will meet, among others, our target average daily rate and RevPAR and our required rate of return. For our managed hotels, we analyze various operating, economic and other data to confirm that the proposed location will generate sufficient revenue.

Lease Negotiation . Once a site has been approved by our centralized project management team for a leased-and-operated hotel, we negotiate with the property owner or lessor while concurrently conducting legal and regulatory due diligence investigations. Lease negotiations are led by our regional development teams and are guided by a comprehensive set of criteria, including certain financial return requirements, and we use our own standardized lease forms in most cases. All new hotel leases are subject to the final approval of our chief executive officer. Part of our due diligence investigation is designed to ensure that property owners and lessors have the legal title to their properties and the legal right to lease or sublease their properties to us, and that our intended use is consistent with local land-use regulations. If property owners are not able to provide title certificates, we seek alternative proofs of ownership.

Hotel Management Arrangement Negotiation .. Once a site has been approved by our centralized project management team for a managed hotel, we negotiate with the managed hotel owner while concurrently conducting legal and regulatory due diligence investigations. Negotiations are led by our regional development teams and we use our standardized management agreement forms in most cases. As part of these arrangements, our managed hotel owners must attend, at their own expense, training designed to educate them on the manner in which we operate our hotels.

Conversion . For our leased-and-operated hotels, we commence conversion after definitive agreements with the owner or lessor have been executed. Each of our construction projects is supervised by the contractor’s project manager, who is trained and monitored by our centralized project management team. We generally engage general contractors for our construction projects locally. The general contractors are typically responsible for identifying and selecting local subcontractors to complete various phases of construction. A majority of the construction materials and supplies for the new hotel are purchased by our contractors according to our contract specifications. We typically withhold 10% of the contract price for up to one year following completion of construction as a quality control measure.

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

Pre-Opening Activities . Before opening a leased-and-operated hotel or a managed hotel, we carry out a series of pre-opening and completion activities, such as applying for, or, if necessary, assisting our managed hotel owners to apply for, relevant permits and approvals, identifying and appointing members of the hotel management team, and hiring and training hotel staff in anticipation of the hotel opening.

We have incurred capital expenditures for our leased-and-operated hotels primarily related to leasehold improvements and investments in furniture, fixtures and equipment, technology and information and operational systems. Our capital expenditure cash payments totaled RMB326.4 million, RMB425.6 million and RMB475.6 million (US$75.6 million) in 2009, 2010 and 2011, respectively. As of December 31, 2011, we expected to pay approximately RMB24.8 million (US$3.9 million) of capital expenditures in connection with recently completed leasehold improvements and the completion of the leasehold improvements of 15 leased-and-operated hotels under conversion as of December 31, 2011.

Sales and Marketing

Our core targeted guests consist of the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging. We also focus sales and marketing efforts on technology-savvy guests. In 2011, approximately 84.9% of our members were under the age of 40. With the participation of our local hotel managers, our headquarters typically set, review and adjust our hotel room rates based on local market conditions and the location of our hotels. We generally offer our hotel room rates to members of our 7 Days Club that are discounted to the hotel room rates offered to non-members depending on the location and maturity of the hotel and other demand factors. Once the hotel room rates are set, neither the sales teams at our headquarters nor our local hotel managers are permitted to change them in their daily sales and marketing activities. The rates of our hotel rooms marketed and sold through third-party agents are the same as those offered by us to our members. We believe our competitive and transparent pricing policy has enabled us to increase and subsequently maintain high customer loyalty and occupancy rates, thereby minimizing our reliance on more costly third-party agents.

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

We currently advertise and promote our “7 Days Inn” brand and 7 Days Club through our partnership arrangements with China Merchants Bank, China Southern Airlines, Alipay and other Chinese companies, and through the Internet pursuant to our arrangements with a number of renowned Internet companies in China. We also market our 7 Days Inn hotels and 7 Days Club through promotional events, special holiday promotions, and joint promotional activities with strategic partners. We intend to strengthen our brands through our advertisements via the Internet media to further promote our membership base, hotel network and brand image.

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

Our IT system allows us to centralize our financial management, budget control and accounting and bookkeeping functions, which allows us to avoid multiple layers of management on a regional or local basis, reduce personnel and eliminate multiple-system costs. As a result, we have reduced the headcount of our corporate staff despite our significant expansion from 316 as of December 31, 2008, to 291 as of December 31, 2009. The headcount of our corporate staff increased to 359 as of December 31, 2010.  However, as of December 31, 2011, although our total hotels in operation increase by 66.2% from those as of December 31, 2010, our corporate staff headcount decreased by 12.5% to 314 compared to that as of December 31, 2010.

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

	As of December 31,
	2009	2010	2011
Corporate staff	291	359	314
Hotel-based staff	7,883	13,628	22,625
Hotel direct support staff (1)	270	356	321
Total	8,444	14,343	23,260

(1)	Includes call center staff, hotel bookkeepers and cashiers and regional laundry management personnel.

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

Competition

The lodging industry in China is highly fragmented and competitive, and we expect competition to persist and intensify. Competition is primarily based on hotel room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, service quality, range of services and guest amenities. We believe we currently compete primarily with the other leading national economy hotel chains, such as Home Inns & Hotels Management, Jinjiang Inn Co., Ltd., and China Lodging Group, Limited, based on scale and national coverage. There are also various regional and local economy hotel chains and local guest houses in the markets in which we operate, but we believe the leading national economy hotel chains will continue to capture market share at their expense. We also compete with one-, two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels and many of the amenities available at those hotels, while maintaining competitive pricing and high-quality services tailored to our guests. In addition, we also compete with other hotel brands for desirable locations and potential managed hotel owners based on the strength of our brand and the terms of our hotel management arrangements. In the future, we may face increased competition from our existing competitors due to new partnerships and possible consolidation among competitors in China, arrangements or investments, such as the investment by Ctrip, the leading Chinese travel website, in two of our large competitors. We may also face competition from new players in the economy hotel segment in China since developing or converting an economy hotel requires a smaller commitment of capital and human resources and the PRC government may adopt measures designed to increase the number of economy and other hotels in China. This relatively low barrier to entry permits new competitors to enter or expand in our markets quickly and compete with our business. Furthermore, we may face competition from all other hotels for guests in each of our markets, as our guests may change their travel and spending patterns and choose to stay in hotels in different segments. In addition, our proposed entry into the high-end hotel market may also expose us to more competition.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws, as well as imposing confidentiality obligations on our employees, contractors and others. Our intellectual property rights include the following:

•	we have received copyright registration certificates for 12 software programs developed by us;
•	we have applied for 2 utility model patents for our modular bathroom, of which we received two utility model patents in 2009;
•	we have applied for trademark registration of our “7 Days Inn” brand and logo in China, Hong Kong, the United States and Malaysia; and
•	we have registered more than 47 domain names.

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

Facilities

Our headquarters are located in Guangzhou, China, where we lease approximately 3,714 square meters of office space.

In November 2010, we acquired the land use rights over a piece of land with a total area of 7,015 square meters with a total purchase price of RMB24.7 million.  This land is located in the Guangzhou Development Zone in Guangzhou, Guangdong Province.  We intend to build an office building on this piece of land to be used as our corporate headquarters in China.

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We do not expect any of these proceedings, investigations or claims, individually or in the aggregate, to have a material adverse effect on our business, financial condition or results of operations.

In 2011, the landlord of a managed hotel brought a lawsuit alleging that 7 Days Shenzhen ceased the operation of the managed hotel unilaterally and requested compensation of RMB8.0 million (USD1.3 million) in the PRC. Based on the information currently available and the opinion from the Company's external legal counsel, management considers that no accrual is required to be made as of December 31, 2011 in respect of this lawsuit because the likelihood of an adverse outcome is not probable.

The Company is also involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Regulation

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, which was most recently promulgated on December 24, 2011. Under this regulation, the hotel industry, other than the construction and operation of top-grade hotel, belongs to the category of permitted foreign investment industry and there is no restriction on foreign investment in hotel businesses in China, other than regular business license and other permits that must be possessed by every lodging business in China. There are no regulatory ceilings on room rates in China. The market-based pricing is permissible for the hotel industry and room rates may be determined at the sole discretion of hotel management. Relative to other industries in China, regulation of the hotel industry in China is still developing and evolving. As a result, most legislative action has consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislation. Many of these standards, rules and circulars date from the late 1990’s, and it is expected that they may be amended, revised or expanded in the coming years as the hotel industry in China matures. This section summarizes the principal PRC regulations currently relevant to our business and operations.

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

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementation notice issued by SAFE in May 2011. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit.

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

Regulations on Employee Stock Holding Plan or Stock Option Plans

On February 15, 2012, SAFE promulgated the Notice of Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Incentive Rule. Under the Stock Incentive Rule, PRC citizens who participate in a stock incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Stock Incentive Rule further requires that an offshore agent be designated to handle matters in connection with the exercise, purchase, sale of shares and interests, and the transfer of gains for stock incentive plan participants. We and our PRC employees and directors who have been granted stock incentives are subject to the Stock Incentive Rule.

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

Regulations on Labor Contracts

The labor contract law that became effective on January 1, 2008 seeks to clarify the responsibilities of both employers and employees and codifies certain basic rights and protections of employees. Among others, the labor contract law provides that after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract. In addition, employees who have been employed for more than 10 years by the same employer are entitled to require a non-fixed-term contract. The labor contract law also requires that hiring employees through human resources outsourcing firms or labor agencies be limited to temporary, auxiliary or substitute positions. Furthermore, an employer may be held jointly liable for any damages to its employees caused by its human resources outsourcing firm or labor agency if it hired such employees through these entities.

It is expected that relevant PRC government authorities will issue implementing rules for the labor contract law. As the interpretation and implementation of the labor contract law is still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected. See “Risk Factors—Risks Relating to the Regulation of Our Business—Our current employment practices may be restricted under a new labor contract law of the PRC and our labor costs may increase as a result.”

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

C. Organizational Structure

We incorporated 7 Days Inn in the Cayman Islands in October 2004. We have implemented an offshore holding company structure and we conduct substantially all of our operations in China through our PRC wholly-owned subsidiary, 7 Days Shenzhen, and its subsidiaries and branches. For additional information on our holding company structure, see Item 7.B, “Related Party Transactions—Transactions Related to Our Offshore Holding Company Structure.” The following diagram illustrates our corporate structure and the place of formation and affiliation of our subsidiaries and branches as of December 31, 2011:

(1)	These five wholly-owned subsidiaries are Hunan Lotus Express Hotel Management Co., Ltd., Henan Huatian Hotel Management Co., Ltd., Wuhan Huatian Hotel Management Co., Ltd., Beijing Huatian Hotel Management Co., Ltd. and Nanchang Huatian Hotel Management Co., Ltd.
(2)	These fifteen wholly-owned subsidiaries are Nanjing 7 Days Sabo Hotel Management Co., Ltd., Guangzhou Seven Days Hotel Management Co., Ltd., Shanghai 7 Days Investment Management Co., Ltd., Xi’an 7 Days Hotel Management Co., Ltd., Guiyang Nanming 7 Days Hotel Management Co., Ltd., Wuhan 7 Days Hotel Management Co., Ltd., Foshan 7 Days Hotel Management Co., Ltd., Tianjin 7 Days Hotel Management Co., Ltd., Jinan 7 Days Hotel Management Co., Ltd., Kunming 7 Days Hotel Management Co., Ltd., Shenyang 7 Days Hotel Management Co., Ltd., Nanjing 7 Days Express Hotel Management Co., Ltd., Hefei 7 Days Hotel Management Co., Ltd., 7 Days Inn (Hong Kong) Investment Co., Ltd., and Guangzhou 7 Days Four Seasons Apparel Co., Ltd.

(3)	These three wholly-owned subsidiaries are Nanchang 7 Days Hotel Management Co., Ltd., Guangzhou Zhongke Hotel Enterprise Management Co., Ltd. and Guangzhou Haoyu Hotel Co., Ltd.
(4)	These six subsidiaries are Shanghai 7 Days Full Seasons Hotel Management Co., Ltd., Guiyang 7 Days He Chuang Investment Management Co., Ltd., Wuhan 7 Days Four Seasons Investment Development Co., Ltd., Chengdu 7 Days Four Seasons Investment Management Co., Ltd., 7 Days Full Seasons Hotel Investment Management (Beijing) Co., Ltd. and Guangzhou Seven Days Baichuan Investment Management Co., Ltd.

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

A. Operating Results

Overview

We are a leading and fast growing economy hotel chain based in China. We operate limited service economy hotels across major metropolitan areas in China under our “7 Days Inn” brand. Our 7 Days Inn hotel chain has grown from 5 hotels in 2 cities as of the end of 2005 to 944 hotels in 141 cities as of December 31, 2011. We have more hotels in operation than any of our primary national economy hotel chain competitors in Guangzhou (80 hotels), Shenzhen (55 hotels), Wuhan (56 hotels), Changsha (48 hotels), Chengdu (33 hotels), Chongqing (27 hotels) and Guiyang (21 hotels). We also have a strong presence in Beijing (92 hotels), Nanjing (27 hotels) Jinan (24 hotels) and Shanghai (43 hotels). Our revenues grew from RMB252.8 million in 2007, to RMB721.4 million in 2008, to RMB1,141.3 million in 2009, to RMB1,498.9 million in 2010 and to RMB2,003.4 million (US$318.3 million) in 2011.

We have historically grown our 7 Days Inn hotel chain by leasing and converting existing real estate properties meeting our site and other selection criteria. We refer to these hotels as our “leased-and-operated” hotels. For our leased-and-operated hotels, we target existing properties as opposed to new construction because we believe this strategy results in more favorable lease terms. Since 2009, we have expanded our focus to include hotel management arrangements. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. We refer to these hotels as our “managed” hotels. Under our standardized hotel management arrangements, we license our brand to third parties and are responsible for managing these hotels, including hiring and appointing hotel managers and staff and installing and maintaining our IT system, allowing us to control brand consistency and ensure that we offer high quality accommodations to our guests. We do not own the real property on which, or the buildings in which, any of our hotels are operated. As of December 31, 2010 and 2011, we had 568 and 944 hotels in operation, including 247 and 533 managed hotels as of those dates, respectively. In 2012, we expect to convert approximately 120 leased-and-operated hotels and 240 managed hotels.

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

Our 7 Days Inn hotel chain has a national footprint with hotels in operation and under conversion in all 31 provinces in China as of December 31, 2011. We established our initial hotels in 2005 and 2006 primarily in southern China, particularly in Guangzhou and Shenzhen. In 2007, we continued our on-going expansion efforts in existing markets and expanded into central, southwest and eastern China, covering cities such as Chongqing, Wuhan and Shanghai, as well as the national capital of Beijing in the north. In 2008, we continued our national expansion by targeting the provincial capital of most provinces. In 2010 and 2011, we continued our national expansion with an increased focus on managed hotels.

During 2009, 2010 and 2011, we had operating income of RMB73.9 million, RMB154.1 million and RMB151.1 million (US$24.0 million), respectively, compared to cumulative operating losses of RMB276.1 million (US$40.4 million) for the years ended December 31, 2004 to 2008. Our earlier operating losses reflect, among other things, the rapid expansion of our hotel chain, particularly growth in our number of leased-and-operated hotels and related investments in furniture, fixtures and equipment, and our focus on building our 7 Days brand. Before a leased-and-operated hotel begins to generate revenue, which is when we generally consider a hotel to be operational, we incur significant out-of-pocket operational related expenses. Operating expenses for new leased-and-operated hotels are also impacted by our recognition of rent expense over the full lease term on a straight-line basis including any “free rent” lease period, which is common under many of our lease agreements before a hotel becomes operational and generally ranges from three to four months. Once operational, cash flow and operating performance for our hotels, including average occupancy rates, average daily rates and RevPAR generally improve until stabilization is reached, which in turn usually results in positive operating cash flow contribution. For example, rent and staff costs—our two largest cash expenses in any period—as a percentage of total revenues have declined from an aggregate of 71.2% in 2007, to 63.8% in 2008, to 48.7% in 2009, to 45.2% in 2010 and to 44.4% in 2011. Therefore, in the early stages of our chain expansion program, a large percentage of our leased-and-operated hotels were either in the negative operating cash flow conversion stage or were in operation but not yet fully stabilized, causing our consolidated operating income to be negative. However, as our stabilized hotel portfolio has grown and the percentage of new leased-and-operated hotels in our growth pipeline has decreased, our operating income has become positive.

In 2011, we had net income of RMB114.0 million (US$18.1 million), compared to net income of RMB119.2 million in 2010 and net losses of RMB102.2 million in 2009. The net loss in 2009 reflects, among other things, interest expense primarily related to our senior notes and a loss on debt extinguishment related to our senior notes, which we repaid in full in December 2009, as well as a charge for change in fair value of ordinary share purchase warrants that were required to be exercised in connection with our IPO. The net income in 2010 and 2011 reflects the growing number of mature managed hotels in our hotel portfolio.

We expect that our ability to continue to generate income in future periods will depend on a number of factors, including our ability to continue to increase our revenues while containing operating costs and expenses and our ability to reduce our interest expense as a proportion of our revenues. As discussed more fully below, our future revenue growth is expected to depend significantly upon our ability to expand our hotel chain in existing and new markets in China and maintain and further increase our RevPAR, and raise our average occupancy rates or average daily rates of our existing hotels, depending on the market situation. Our future revenue growth will also depend on our mix of leased-and-operated hotels and managed hotels and the maturity and locations of our hotels.

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

	As of and for the year ended December 31,
	2009	2010	2011
Hotels in operation(1)	337	568	944
Leased-and-operated hotels	236	321	411
Managed hotels(2)	101	247	533

Hotels under conversion(1)	64	197	234
Leased-and-operated hotels	6	25	32
Managed hotels	58	172	202

Total hotel rooms for hotels in operation(1)	32,836	56,410	94,684
Leased-and-operated hotels	23,764	32,825	43,021
Managed hotels	9,072	23,585	51,663

Total hotel rooms for hotels under conversion(1)	6,168	19,345	22,485

Number of cities covered for hotels in operation(1)	54	89	141

Average occupancy rate(2)	88.3%	88.7%	84.6%
Leased-and-operated hotels	89.2%	91.0%	87.9%
Managed hotels	82.8%	84.0%	81.5%

Average daily rate (in RMB)	159.6	162.3	161.0
Leased-and-operated hotels	160.0	164.9	166.2
Managed hotels	156.2	156.7	155.8

RevPAR (in RMB)	140.9	143.9	136.2
Leased-and-operated hotels	142.7	150.0	146.0
Managed hotels	129.3	131.6	127.0

(1)	As of the end of each period.
(2)	Occupancy rates for certain hotels benefit from rental of the same hotel room multiple times a day.

Average Occupancy Rate . Occupancy rates of our hotels mainly depend on market demand, the maturity of our hotels, the locations of our hotels, our ability to maintain consistent and high-quality accommodations and services, the effectiveness of our sales and marketing efforts, and the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure, including pricing pressure. Occupancy rates are also affected by our rental of the same hotel room multiple times a day in certain locations. In addition, most of our guests are individual business and leisure travelers and we typically do not benefit from group travelers who tend to reserve blocks of rooms. We generally believe that an average occupancy rate for our hotel chain significantly above 90% is not sustainable as a result of, among others, the following factors:

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

Our average occupancy rate for all hotels has remained relatively flat in 2009 and 2010 and decreased slightly in 2011. Our average occupancy rate for all hotels in 2010 has been impacted by increasing average occupancy rates for our leased-and-operated hotels primarily due to the maturity of our leased-and-operated hotels and our continued expansion of leased-and-operated hotels in our key target cities where we benefit from greater market presence and improved brand recognition, as well as the benefit of the 2010 Shanghai World Expo, as occupancy rates in Shanghai and surrounding areas increased from the traffic driven by the Shanghai World Expo held from May 1, 2010 to Oct 31, 2010. Partially offsetting the increasing average occupancy rates in our leased-and-operated hotels was our significant expansion of managed hotels in regions and metropolitan areas where we did not have a presence or had only recently established a presence or did not otherwise benefit from strong brand recognition. In addition, our strategy to rapidly grow our portfolio of managed hotels from 2009 to 2010 has resulted in lower average occupancy rates compared to that of our more mature hotels. In 2011, we experienced a decrease in occupancy rates for both our leased-and-operated hotels and managed hotels compared with 2010, primarily because we continued the expansion of our managed hotels, the adverse impact on our hotel room demand as a result of our increased hotel room rates in 2011, and the impact of the 2010 Shanghai World Expo. We expect to continue our expansion in regions and metropolitan areas outside key target cities in the future and, over time, we believe that our greater market presence and improved brand recognition in these regions and metropolitan areas, as well as the maturity of both leased-and-operated and managed hotels, will result in a more stable average occupancy rate.

Our average occupancy rate also includes hotel rooms rented to members of our 7 Days Club using accumulated points to pay for the hotel room rental.

Average Daily Rate. We set hotel room rates based on several factors, including local market conditions and the location of our hotels, and try to set competitive hotel room rates for new hotels in cities where we do not already have a presence while we increase occupancy rates. For new hotels in cities where we already have a presence, we typically set hotel room rates to correspond with hotels already in operation. However, rates for our hotel rooms can vary within a particular city depending on the location and maturity of a particular hotel. Once a hotel has established a presence and occupancy rates have increased, we may gradually increase hotel room rates depending on market conditions and other factors. In addition, rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions. For example, in 2011, the average hotel room rates in Beijing and Jinan were RMB203.4 (US$32.3) and RMB144.1 (US$22.9), respectively.

Our average daily rate for all hotels increased slightly from 2009 to 2010, and decreased slightly from 2010 to 2011. Our average daily rate for leased-and-operated hotels has kept increasing from 2009 to 2011, while our average daily rate for managed hotels remained stable from 2009 to 2010 and decreased slightly from 2010 to 2011. As described above, beginning in early 2008, we significantly expanded into regions and metropolitan areas where we did not have a presence or had only recently established a presence or did not otherwise benefit from strong brand recognition. This expansion, combined with lower average hotel room rates in these lower-tier cities, regions or metropolitan areas compared to our key target cities, resulted in a slight decrease in our average daily rate for managed hotels in 2011. In 2010 and 2011, attributable to our greater market presence and improved brand recognition in these regions and metropolitan areas, we achieved an increase in average daily rate for our leased-and-operated hotels. However, such increase in average daily rate for our leased-and-operated hotels was not enough to offset the decrease in average daily rate for our managed hotels, thus causing our average daily rate for all hotels to decrease slightly in 2011. Our average daily rate will continue to be impacted by the maturity of our hotels and our expansion into regions and metropolitan areas that command lower average daily rates than our key target cities.

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

Revenues. We generated total revenues of RMB1,141.3 million in 2009, RMB1,498.9 million in 2010 and RMB2,003.4 million (US$318.3 million) in 2011. We derive our revenues primarily from sales of hotel rooms at our leased-and-operated hotels and, to a much lesser extent, food and beverages sales, souvenir card sales and membership credit points sales at our hotels. We recognize revenues from sales of hotel rooms and food and beverages when our goods and services are delivered, collection of the relevant receivable is probable, and the price for the goods or services is fixed or determinable. Beginning in 2007, we also derive revenues from our managed hotels. We derive our revenues from hotel management arrangements through on-going management and service fees based on a percentage of the managed hotel’s revenue. On-going management and service fees are recognized when the underlying service revenue is recognized by the managed hotel’s operations. As part of our expanded focus on our portfolio of managed hotels and to encourage potential managed hotel owners to enter into hotel management arrangements with us, we did not charge a service fee upon entering into management agreements prior to December 2009. Now that we have grown our managed hotel portfolio, we have begun charging a service fee upon entering into management agreements since December 2009. Due to the growing number of mature managed hotels in our hotel portfolio, revenues from our hotel management arrangements increased from RMB7.7 million in 2009 to RMB89.7 million in 2010 and to RMB179.3 million (US$28.5 million) in 2011. As of December 31, 2011, a total of 533 of our 944 hotels are operated under hotel management arrangements and we expect to continue to pursue additional hotel management arrangements. Accordingly, we expect a continued increase in this revenue stream in the future as we continue to recognize service fees related to our growing portfolio of managed hotels.

The following table sets forth the revenues generated by our hotels for the periods indicated:

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:

Room accommodation	1,082,565	1,345,457	1,752,107	278,381

Non-room revenues	51,098	63,750	71,397	11,431

Revenue from managed hotels	7,652	89,702	179,334	28,493
Total:	1,141,315	1,498,909	2,003,378	318,305

Our revenues are significantly affected by the following operating factors:

•	our total number of hotels;

•	our total number of hotel rooms;

•	our mix and age of leased-and-operated hotels and managed hotels;

•	average occupancy rates achieved by our hotels; and

•	average daily rates achieved by our hotels.

Our future revenue growth is expected to depend significantly upon our ability to expand our hotel chain in existing and new markets in China and maintain and further increase our average occupancy rate, average daily rate and RevPAR at existing hotels. As of December 31, 2011, we had 944 hotels in operation, 411 of which are leased-and-operated hotels and 533 of which are managed hotels, covering 141 cities, and 94,684 total hotel rooms in operation, of which 43,021 hotel rooms were located in leased-and-operated hotels and 51,663 hotel rooms were located in managed hotels. As of the same date, we also had 234 hotels under conversion, 32 of which are leased-and-operated hotels and 202 of which are managed hotels, and 22,485 hotel rooms under conversion, with an additional 3,722 of which are leased and operated hotels and 18,763 of which are managed hotels. Upon completion of these hotels, we will cover 179 cities in China. While our leased-and-operated hotels required greater capital investment, we expect that our revenue will grow more rapidly through the addition of leased-and-operated hotels that generate room accommodation revenue related to the additional hotels rooms, compared to additional managed hotels that generate primarily service fees based on a percentage of the managed hotel’s revenues (typically 5% to 7% of total revenues).

In addition, we are constantly exploring ways to increase the number of 7 Days Club members and usage of our eCommerce platform and, ultimately, to generate additional non-room revenues through our membership base and eCommerce platform. For example, in addition to our partnership arrangements with Alipay and a number of other renowned Internet companies in China, we entered into an arrangement with China Merchants Bank to offer a co-branded credit card with holders of the co-branded credit card automatically becoming 7 Days Club members and earning five times the typical China Merchants Bank award points when the co-branded credit card is used to pay at our hotels, and an arrangement with China Southern Airlines whereby any 7 Days Club member may use points earned by staying at our hotels towards mileage rewards offered by China Southern Airlines if the member is also a China Southern Airlines “Sky Pearl Club” member. We provide our members greater benefits and more membership points for using our eCommerce platform to locate and reserve hotel rooms. In addition, we have developed an online game that members can play using their membership points. As our members are more regularly drawn to and utilize our eCommerce platform, we believe opportunities to offer our members additional accommodations and services though our eCommerce platform increase, such as our planned introduction of direct airline ticket sales in partnership with Hainan Airlines for which we will generate a booking fee. Additional products and services might include offerings by third-party partners through our eCommerce platform of, among others, travel accident insurance, rental cars and additional airline ticket direct sales for which we might generate a booking or referral fee. For example, we recently cooperated with Itour.cn, a travel reservation company, to offer service to our members to book airline tickets from Itour.cn through our eCommerce platform. We also plan to further leverage our industry leading e-Commerce platform and value-added member services.

Operating Costs and Expenses.  Our operating costs and expenses consist of hotel operating costs, sales and marketing expenses, general and administrative expenses, and other operating expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the year ended December 31,
	2009	2009	2010	2010	2011	2011	2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues	1,141,315	100.0	1,498,909	100.0	2,003,378	318,305	100.0
Hotel operating costs(1):
Rent expense	(351,945)	(30.8)	(444,731)	(29.7)	(571,351)	(90,779)	(28.5)
Staff costs	(203,942)	(17.9)	(233,169)	(15.6)	(317,374)	(50,426)	(15.8)
Depreciation and amortization	(144,417)	(12.7)	(178,279)	(11.9)	(241,020)	(38,294)	(12.0)
Hotel supplies	(59,392)	(5.2)	(63,888)	(4.3)	(97,452)	(15,484)	(4.9)
Utilities	(90,542)	(7.9)	(106,633)	(7.1)	(145,468)	(23,113)	(7.3)
Other	(121,312)	(10.6)	(156,227)	(10.4)	(220,595)	(35,048)	(11.0)
Total	(971,550)	(85.1)	(1,182,927)	(79.0)	(1,593,260)	(253,144)	(79.5)
Sales and marketing expenses(1)(2)	(30,824)	(2.7)	(39,557)	(2.6)	(49,222)	(7,821)	(2.5)
General and administrative expenses(1)(2)	(65,074)	(5.7)	(122,371)	(8.2)	(209,786)	(33,332)	(10.5)

Total operating costs and expenses	(1,067,448)	(93.5)	(1,344,855)	(89.8)	(1,852,268)	(294,297)	(92.5)

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Hotel operating costs (staff costs)	(1,795)	(2,019)	(2,551)	(405)
Sales and marketing expenses	(678)	(267)	(1,094)	(174)
General and administrative expenses	(8,939)	(13,231)	(39,838)	(6,330)
Total	(11,412)	(15,517)	(43,483)	(6,909)

(2)	Includes depreciation and amortization expenses as follows:

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing expenses	(33)	(37)	(38)	(6)
General and administrative expenses	(1,723)	(2,447)	(4,357)	(693)
Total	(1,756)	(2,484)	(4,395)	(699)

Hotel Operating Costs.  Our hotel operating costs consist of costs and expenses directly attributable to the operation of our leased-and-operated hotels and primarily include rent expenses, which include rent expenses related to our leased-and-operated hotels under conversion, as well as compensation and benefits for our hotel-based staff, including our local hotel managers and assistant managers, depreciation and amortization of property and equipment, utility costs for our hotel properties, and other expenses, including hotel supplies, laundering costs, expenses associated with our 7 Days Club membership program and costs of food and beverage, souvenirs and other amenities.

As a percentage of total revenues, our hotel operating costs have decreased from 85.1% in 2009 to 78.9% in 2010 and increased slightly to 79.5% in 2011. The decrease in 2010 was primarily due to improved operational leverage following a significant increase in the number of hotels in operation and higher revenues. The slight increase in 2011 was primarily due to providing more in-room hotel supplies to our customers in 2011. In 2009, 2010 and 2011, rent expenses constituted 30.8%, 29.5% and 28.5% of our total revenues, respectively. We typically pay fixed rent on either a monthly or quarterly basis for the first three or five years of the lease term, after which we may typically be subject to a 3% to 5% increase every three to five years, with the applicable percentage increase fixed by our lease agreements. For accounting mainly purposes, all leases are operating leases and related rent expenses are recognized over the full lease term on a straight-line basis including any “free rent” lease period, which is common under many of our lease agreements before a hotel becomes operational and generally ranges from three to four months.

Our staff costs and depreciation and amortization costs have increased generally in line with the increase in our number of new hotels and hotel rooms. Our staff wages typically have increased in line with other expenses.

Sales and Marketing Expenses. Our sales and marketing expenses consist of compensation and benefits for our sales and marketing personnel, advertising expenses, and other expenses, including production costs of marketing materials. We seek to minimize these expenses by encouraging our guests to use our eCommerce platform and leveraging our 7 Days Club to conduct lower-cost, more targeted sales and marketing activities to our members, which has lessened our reliance on more costly sales and marketing methods, such as travel agencies and television and print advertising. As a percentage of total revenues, our sales and marketing expenses accounted for 2.6% and 2.5% for 2010 and 2011, respectively.

General and Administrative Expenses. Our general and administrative expenses consist of compensation and benefits for our corporate office employees, traveling and entertainment expenses, and other expenses, including costs of third-party professional services, and rental payments relating to office and administrative functions. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business. As a percentage of total revenues, our general and administrative expenses accounted for 8.2% and 10.5% for 2010 and 2011, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

We incorporated 7 Days Hong Kong in November 2007 and 7 Days Hong Kong does not derive any income that is subject to Hong Kong profits tax. Accordingly, no provision for Hong Kong profit tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

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

As a Cayman Islands holding company, substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries described above. The New EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes. Under the New EIT Law, Double Taxation Arrangement (Hong Kong), and its relevant regulations, a qualified Hong Kong tax resident that is the “beneficial owner” and holds 25% or more of the equity interest of a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. As such, dividends from our PRC subsidiaries paid to us through our 7 Days Inn Group (HK) Limited may be subject to a 5% PRC withholding tax if our 7 Days Inn Group (HK) Limited is considered to be a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong); otherwise the 10% withholding tax rate applies. See “Risk Factors—Risks Relating to the Regulation of Our Business— New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiary to us through our Hong Kong subsidiary and we may not able to obtain certain treaty benefits under the relevant tax treaty.”

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies” which are applicable to our Company or our overseas subsidiary. Should our Cayman Islands holding company be considered to be a PRC resident enterprise, dividends paid by us to our non-PRC resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC dividend withholding tax.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“SAT Circular 698”), issued by the SAT on December 10, 2009 with retroactive effect from January 1, 2008, where a foreign investor transfers its indirect equity interest in a PRC resident enterprise by disposing of its equity interests in an overseas holding company (an “Indirect Transfer”), and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%, or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and has no business substance and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

Basis of Consolidation

Our consolidated financial statements included elsewhere in this annual report include the financial statements of 7 Days Group Holdings Limited, its subsidiaries and VIEs. All significant transactions and balances among 7 Days Group Holdings Limited, its subsidiaries and VIEs have been eliminated upon consolidation.

During 2010 and 2011, we made investments in several entities designed to establish hotels to be operated as hotels to be acquired and then operated by us. We and certain individuals hold equity interests of 51% and 49%, respectively, in each of these VIEs.  The entities are VIEs because the total equity investment at risk (paid-in capital of RMB1.0 million) of each of these entities is not sufficient to finance their intended activities without additional subordinated financial support. Since we are the sole subordinated debt holder, the exclusive hotel management service provider, the call option holder and the 51% equity interest holder, we are entitled to (i) direct the activities of the VIEs that most significantly impact their economic performance; and (ii) absorb losses from the VIEs that could potentially be significant to them. Therefore, we are considered to be the primary beneficiary of the VIEs. Accordingly, the financial statements of the following VIEs had been consolidated into our financial statements since their respective date of establishment/acquisition:

Name of VIE	Our ownership interest
Guangzhou Seven Days Baichuan Investment Management Co., Ltd.	51%
7 Days Full Seasons Hotel Investment Management (Beijing) Co., Ltd.	51%
Wuhan 7 Days Four Seasons Investment Development Co., Ltd.	51%
Guiyang 7 Days He Chuang Investment Management Co., Ltd.	51%
Chengdu 7 Days Four Seasons Investment Management Co., Ltd.	51%
Shanghai 7 Days Full Seasons Hotel Management Co., Ltd.	51%

We have the obligation to absorb losses from VIEs that could potentially be significant to the VIEs due to the subordinated debt issued by us to the VIEs without pledge of assets and guarantee. Under the terms of the Equity Holders agreement, all undistributed cumulative earnings of the VIEs are attributed to the 49% equityholders. Accordingly, we do not have rights to any profits earned by the VIEs. Losses are allocated to the equityholders and us on the basis of their relative equity interests ownership.

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

We evaluate property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset through a variety of methods, including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. We did not recognize any impairment losses for property and equipment for the years ended December 31, 2009. In the years ended December 31, 2010 and 2011, we recognized impairment losses of RMB5.5 million and RMB13.1 million (US$2.1 million), respectively, in respect of leasehold improvements and hotel fixtures and equipment of certain loss-making leased-and-operated hotels.  We determined that the carrying amounts of these leasehold improvements and hotel fixtures and equipment would not be recoverable through future cash flows. The fair value of the property and equipment was based on the estimated selling price of the assets.  The impairment losses are included in our general and administrative expenses for the year ended December 31, 2011.

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

The realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied or utilized, the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. Sufficient negative evidence, such as a history of operating losses, losses expected in the early future years and cumulative net losses in recent years, may require that a valuation allowance be established with respect to existing and future deferred tax assets. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. The valuation allowance for our deferred tax assets is made based upon the level of our historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible. In 2007 and 2008, our major subsidiaries in the PRC did not record any income tax benefit for their losses incurred as it was considered more likely than not that these subsidiaries would not be able to generate future taxable income to realize such benefits due to uncertainty regarding our ability to generate profits following our ongoing expansion. As of December 31,2011, the financial performance of certain of these previously loss-making PRC subsidiaries improved significantly and, based on current business plans and projected future taxable income, we believe it is more likely than not that these subsidiaries will be able to generate future taxable income in 2012 and onwards, and thus, we recorded a tax benefit in the amount of RMB3.8 million, and RMB4.4 million (US$0.7 million) related to the reduction of valuation allowance in 2010 and 2011, respectively.

Share-Based Compensation

We have adopted ASC Topic 718 for the accounting treatment of our share-based compensation. We account for compensation expenses for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize the expense in our consolidated statement of operations in accordance with U.S. GAAP, which may have a material adverse effect on our results of operations. We recognize such costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award (as measured based on the grant-date fair value of the equity instrument) is expensed on the grant date.  The following table sets forth a summary of outstanding options as of December 31, 2011:

Date of Grant	Number of Ordinary Shares Underlying Options Granted and Outstanding	Option Exercise Price (at the time of grant)	Fair Value of Ordinary Shares	Type of Valuation
		(US$)	(US$)
01/01/2006	20,625	0.125	0.390		(1)
07/01/2006	135,627	0.125	0.336		(1)
12/20/2007	37,500	0.125	3.813		(1)
12/20/2007	109,880	0.64	3.813		(1)
12/20/2007	366,796	1.90	3.813		(1)
05/15/2008	247,445	3.25	3.018		(1)(2)
08/15/2009	717,401	3.30	2.546		(3)
09/25/2009	500,000	3.60	2.751		(3)
02/25/2010	50,000	4.16	2.550		(4)
06/29/2010	400,000	3.58	3.583		(4)
10/21/2010	2,673,889	4.70	6.420		(3)(5)
10/21/2010	405,000	6.26	6.420		(3)(5)
04/15/2011	266,400	7.25	7.327		(3)(5)
08/01/2011	1,102,200	5.79	7.327		(3)(5)

(1)	Retrospective valuation by an independent appraiser.
(2)	Originally granted at a per share exercise price of US$3.70 based on management’s estimate of the fair value of our ordinary shares and reduced to US$3.25 on October 21, 2008 following a retrospective valuation by an independent appraiser.
(3)	Contemporaneous valuation by the independent appraiser.
(4)	Contemporaneous valuation by management’s estimation using a binomial option valuation model.
(5)	On December 20, 2011, we modified the exercise price of the 4,613,360 share options granted during 2010 and 2011 with grant price ranging from US$4.70 to US$7.25, to US$3.79 per share.

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

The grant-date fair values of the share options we granted in 2011 were estimated by using a binominal option valuation model based on the assumptions in the following table.

Awards granted
in 2011

Expected volatility	43.55% – 69.18%
Expected dividend yield	0%
Weighted average risk-free interest rate	1.72% – 2.82%
Option life (in years)	7.00
Estimated fair value of underlying ordinary shares	RMB35.92 – 48.49
Grant-date fair value of share options	RMB21.40 – 22.92

In 2011, we granted a total of 230,000 share options to our directors, officers and employees with a contractual term of 7 years.  The exercise price of such share options ranged from US$5.79 to US$7.25 per share and the aggregate grant-date fair value of these share options was RMB5.0 million (US$0.77 million).  These share options have similar vesting terms, under which 25% of the share options vest and become exercisable ranging from 5 to 12 months after the grant dates and the remaining 75% of the share options vest over the following three years in six equal installments.  In addition, in 2011, we granted 1,165,600 conditional share options to certain management employees.  These conditional option grants have same vesting terms, under which (i) 25% of the share options vest over and become exercisable ranging from 10 to 12 months after the grant dates and the remaining 75% of the share options vest over the following three years in six installments, and (ii) the vesting of the share options are contingent upon meeting performance criteria set by us over a performance period ranging from 10 to 12 months.  At the end of such performance period, we determine whether each of such employees has met all performance criteria.  The grant-date fair value of the conditional share options is recognized in our consolidated statements of operations on a graded vesting schedule for each tranche to the extent that the performance conditions are probable of achievement.  Based on our estimate as of December 31, 2011, it is probable that all the employees will meet the performance criteria over the performance period.  The aggregate grant-date fair value of these conditional share options amounted to RMB25.3 million (US$3.9 million).

On December 20, 2011, we modified the exercise price of the 4,613,360 share options granted during 2010 and 2011 with grant price ranging from US$4.70 to US$7.25, to US$3.79 per share. At the date of modification, 3,808,920 share options out of the 4,613,360 share options were unvested and expected to vest under the original service periods. We determined the incremental compensation cost of US$0.8 million (RMB5.0 million) for the modification by comparing the fair value of the modified award to the fair value of the original award measured immediately before the exercise price was modified, and recognized US$0.1 million (RMB0.8 million) of such incremental compensation cost immediately for the vested share options as of the modification date and the rest ratably over the remaining vesting periods of the award.

Our share-based compensation expenses recognized for the years ended December 31, 2009, 2010 and 2011 amounted to RMB11.4 million, RMB15.5 million and RMB43.5 million (US$6.9 million), respectively.

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

	For the year ended December 31,
	2009	2009	2010	2010	2011	2011	2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Summary consolidated statement of operations data:
Revenues	1,141,315	100	1,498,909	100.0	2,003,378	318,305	100.0
Hotel operating costs	(971,550)	(85.1)	(1,182,927)	(79.0)	(1,593,260)	(253,144)	(79.5)
Sales and marketing expenses	(30,824)	(2.7)	(39,557)	(2.6)	(49,222)	(7,821)	(2.5)
General and administrative expenses	(65,074)	(5.7)	(122,371)	(8.2)	(209,786)	(33,332)	(10.5)
Total operating costs and expenses	(1,067,448)	(93.5)	(1,344,855)	(89.8)	(1,852,268)	(294,297)	(92.5)
Income from operations	73,867	6.5	154,054	10.2	151,110	24,008	7.5
Interest income	3,669	0.3	3,127	0.2	6,224	989	0.3
Interest expense	(81,867)	(7.2)	(2,082)	(0.1)	(7,212)	(1,146)	(0.3)
Loss on debt extinguishment	(26,477)	(2.3)	—	—	—	—	—
Change in fair value of ordinary share purchase warrants	(76,376)	(6.7)	—	—	—	—	—
Equity in income (loss) of an affiliate	23	—	(18)	0.0	120	19	—
Income (loss) before income taxes	(107,161)	(9.4)	155,081	10.3	150,242	23,870	7.5
Income tax benefit (expense)	4,952	0.4	(35,833)	(2.4)	(36,259)	(5,761)	(1.8)
Net income (loss)	(102,209)	(9.0)	119,248	7.9	113,983	18,109	5.7
Net loss (income) attributable to noncontrolling interests	(1,745)	(0.1)	(1,557)	(0.1)	14,903	2,368	0.7
Net income (loss) attributable to 7 Days Group Holdings Limited	(103,954)	(9.1)	117,691	7.8	128,886	20,477	6.4
Deemed dividends to Series C convertible preferred shareholders	(28,993)	(2.5)	—	—	—	—	—
Net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders	(132,947)	(11.6)	117,691	7.8	128,886	20,477	6.4

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Non-Financial Key Performance Indicators . Our overall average occupancy rate decreased slightly from 88.7% in 2010 to 84.6% in 2011. The average occupancy rate for our leased-and-operated hotels decreased from 91.0% in 2010 to 87.9% in 2011. The average occupancy rate for our managed hotels also decreased from 84.0% in 2010 to 81.5% in 2011. The decrease in occupancy rates for both our leased-and-operated hotels and managed hotels in 2011 were primarily because of (i) the number of new hotels in the portfolio mix, as we increased the number of our managed hotels in operation by 115.8% from 2010 to 2011, (ii) the adverse impact on our hotel room demand as a result of our increased room rates in 2011, and (iii) and the impact of the 2010 Shanghai World Expo, as occupancy rates in Shanghai and surrounding areas benefitted from the traffic driven by the Shanghai World Expo held from May 1, 2010 to Oct 31, 2010.

Our average daily rate decreased from RMB162.3 in 2010 to RMB161.0 (US$25.6) in 2011. The average daily rate for our leased-and-operated hotels increased from RMB164.9 in 2010 to RMB166.2 (US$26.4) in 2011, reflecting a greater percentage of matured leased-and-operated hotels in our hotels portfolio in 2011 compared to 2010 and improved brand recognition of our leased-and-operated hotels in 2011. The average daily rate for our managed hotels decreased slightly from RMB156.7 in 2010 to RMB155.8 (US$24.8) in 2011, primarily because of a higher proportion of hotels located in lower tier cities as compared to 2010, due to our expansion of managed hotels in regions and metropolitan areas outside key target cities, and our need to set more hotel room rates for such new hotels. While the rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions, the average daily rate for the same managed hotel increased from 2010 to 2011.

Our overall RevPAR decreased slightly from RMB143.9 in 2010 to RMB136.2 (US$21.6) in 2011. The RevPAR of our leased-and-operated hotels decreased from RMB150.0 in 2010 to RMB146.0 (US$23.2) in 2011, and the RevPAR of our managed hotels decreased from RMB131.6 in 2010 to RMB127.0 (US$20.2) in 2011, as a cumulative result of the above factors.

Revenues.  Our revenues increased by 33.7% from RMB1,498.9 million in 2010 to RMB2,003.4 million (US$318.3 million), primarily due to increased sales of hotel room nights due to our expansion from 568 hotels in operation and 56,410 related hotel rooms as of December 31, 2010 to 944 hotels in operation and 94,684 related hotel rooms as of December 31, 2011. As of December 31, 2010 and 2011, we operated 247 and 533 hotels under hotel management arrangements, respectively. Fees from our managed hotels (included in our revenues) increased substantially from RMB89.7 million in 2010 to RMB179.3 million (US$28.5 million) in 2011.

Operating Costs and Expenses.  Our total operating costs and expenses increased by 37.7% from RMB1,344.9 million in 2010 to RMB1,852.3 million (US$294.3 million) in 2011, primarily due to increases in our hotel operating costs as our hotel operations substantially expanded year over year. Our operating costs and expenses also include rent expenses for hotel properties for leased-and-operated hotels under conversion in most cases for which no revenues currently were being recognized during such period.

•

Hotel Operating Costs.  Our hotel operating costs increased by 34.7% from RMB1,182.9 million in 2010 to RMB1,593.3 million (US$253.1 million) in 2011, primarily due to increases in all of our hotel operating costs expense line items related to our expansion from 568 hotels in operation and 56,410 related hotel rooms as of December 31, 2010 to 944 hotels in operation and 94,684 related hotel rooms as of December 31, 2011. As a percentage of revenues, our hotel operating costs increased slightly period-over-period from 79.0% in 2010 to 79.5% in 2011, reflecting proportional increases in revenues and hotel operating costs over the period, as well as providing more in-room hotel supplies to our customers in 2011.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased from RMB39.6 million in 2010 to RMB49.2 million (US$7.8 million) in 2011 primarily due to the business development activities in connection with the new hotels that opened in 2011 and increased sales commissions. As a percentage of revenues, our sales and marketing expenses decreased period-over-period from 2.6% to 2.5%, as a result of having achieved meaningful market share, local brand recognition, critical mass and adequate economies of scale in certain markets from our on-going expansion efforts. Share-based compensation expenses for our sales and marketing staff were RMB0.3 million in 2010 and RMB1.1 million (US$0.2 million) in 2011, respectively.

•	General and Administrative Expenses. Our general and administrative expenses increased by 71.4% from RMB122.4 million in 2010 to RMB209.8 million (US$33.3 million) in 2011, primarily due to the additional provisions booked for bad debt, the loss from the disposal of certain fixed asset items, increased share-based compensation expenses, including charges relating to our issuance of share options in 2011 and impairment expenses. Share-based compensation expenses for our corporate office employees increased by 201.1% from RMB13.2 million in 2010 to RMB39.8 million (US$6.3 million) in 2011. As a percentage of revenues, our general and administrative expenses increased year-over-year from 8.2% to 10.5% and if excluding share-based compensation expenses, increased year-over-year from 7.3% to 8.5%.

Income from Operations.  Our income from operations decreased by 1.9% from RMB154.1 million in 2010 to RMB151.1 million (US$24.0 million) in 2011, as a cumulative result of the above factors.

Interest Income.  Our interest income increased from RMB3.1 million in 2010 to RMB6.2 million (US$1.0 million) in 2011, primarily attributable to our increase in cash from RMB388.8 million to RMB493.3 (US$78.4 million) in 2011 and an increase in effective interest rate.

Interest Expense.  Our interest expense increased from RMB2.1 million in 2010 to RMB7.2 million (US$1.1 million) in 2011, primarily reflecting significant increase in domestic bank borrowing arrangements in 2011 compared to 2010.

Income Tax Expenses (Benefit).  We incurred income tax expense of RMB36.3 million (US$5.8 million) in 2011, compared to an income tax benefit of RMB35.8 million for 2010. The income tax expenses in 2010 and 2011 were primarily attributable to our increased taxable income generated by our increased revenues.

Net Loss (Income) Attributable to Noncontrolling Interests.  Noncontrolling interests represent the noncontrolling interests’ share of the income in thirteen consolidated entities including six VIEs. In 2010 and 2011, the noncontrolling interests’ share of the income amounted to RMB1.6 million and loss amounted to RMB14.9 million (US$2.4 million), respectively.

Net Income (Loss) Attributable to 7 Days Group Holdings Limited.  As a result of the foregoing, we had a net income attributable to 7 Days Group Holdings Limited of RMB128.9 million (US$20.5 million) in 2011, compared to our net income of RMB117.7 million attributable to 7 Days Group Limited in 2010.

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

Our average daily rate increased from RMB159.6 in 2009 to RMB162.3 in 2010. The average daily rate for our leased-and-operated hotels increased from RMB160.0 in 2009 to RMB164.9 in 2010, reflecting a greater percentage of matured hotels in our hotels portfolio in 2010 compared to 2009. The average daily rate for our managed hotels increased slightly from RMB156.2 in 2009 to RMB156.7 in 2010, reflecting a greater percentage of our managed hotels located in regions that enable them to offer higher rates in 2010 compared to 2009. As described above, rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions.

Our overall RevPAR increased slightly from RMB140.9 in 2009 to RMB143.9 in 2010. The RevPAR of our leased-and-operated hotels increased from RMB142.7 in 2009 to RMB150.0 in 2010, and the RevPAR of our managed hotels increased from RMB129.3 in 2009 to RMB131.6 in 2010, as a cumulative result of the above factors.

Revenues.  Our revenues increased by 31.3% from RMB1,141.3 million in 2009 to RMB1,498.9 million in 2010, primarily due to increased sales of hotel room nights due to our expansion from 337 hotels in operation and 32,836 related hotel rooms as of December 31, 2009 to 568 hotels in operation and 56,410 related hotel rooms as of December 31, 2010. As of December 31, 2009 and 2010, we operated 101 and 247 hotels under hotel management arrangements, respectively. Fees from our managed hotels (included in our revenues) increased substantially from RMB7.7 million in 2009 to RMB89.7million in 2010.

Operating Costs and Expenses.  Our total operating costs and expenses increased by 26.0% from RMB1,067.4 million in 2009 to RMB1,344.9 million in 2010, primarily due to increases in our hotel operating costs as our hotel operations substantially expanded year over year. Our operating costs and expenses also include rent expenses for hotel properties for leased-and-operated hotels under conversion in most cases for which no revenues currently were being recognized during such period.

•	Hotel Operating Costs. Our hotel operating costs increased by 21.8% from RMB971.6 million in 2009 to RMB1, 182.9 million in 2010, primarily due to increases in all of our hotel operating costs expense line items related to our expansion from 337 hotels in operation and 32,836 related hotel rooms as of December 31, 2009 to 568 hotels in operation and 56,410 related hotel rooms as of December 31, 2010. As a percentage of revenues, our hotel operating costs declined period-over-period from 85.1% in 2009 to 78.9% in 2010 as a result of improved operational leverage following a significant increase in the number of hotels in operation and higher revenues.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased from RMB30.8 million in 2009 to RMB39.6 million in 2010, primarily due to the increased sales and marketing and promotional expenses in connection with the new leased-and-operated hotels opened during 2010, partially offset by our continuous efforts to keep our costs low. Share-based compensation expenses for our sales and marketing staff were and RMB0.7 million in 2009 and RMB0.3 million in 2010, respectively. As a percentage of revenues, we were able to contain our sales and marketing expenses as we expanded our operations in 2010.

•	General and Administrative Expenses. Our general and administrative expenses increased by 88.0% from RMB65.1 million in 2009 to RMB122.4 million in 2010, primarily due to increased consulting expenses, and staff costs as a result of the increased expenses as a public company and increased headcount at our corporate office level. Share-based compensation expenses for our corporate office employees were RMB8.9 million and RMB13.2 million in 2009 and 2010, respectively. As a percentage of revenues, our general and administrative expenses increased year over year from 5.7% to 8.2%.

Income from Operations.  Our income from operations increased by 108.6% from RMB73.9 million in 2009 to RMB154.1 million in 2010, as a cumulative result of the above factors.

Interest Income.  Our interest income decreased slightly from RMB3.7 million in 2009 to RMB3.1 million in 2010, primarily reflecting the continued application of our IPO net proceeds to our operations.

Interest Expense.  Our interest expense decreased significantly from RMB81.9 million in 2009 to RMB2.1 million in 2010, primarily reflecting the effect of our repayment in full of the senior notes in 2009 and a significant decrease in domestic bank borrowing arrangements in 2010 compared to 2009.

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

Income Tax Benefit.  We incurred income tax expense of 35.8 million in 2010, compared to an income tax benefit of RMB5.0 million for 2009. The income tax expense in 2010 is primarily attributable to our increased taxable income generated by our increase in revenues, while the tax benefit in 2009 is primarily attributable to the reversal of valuation allowance for deferred tax assets as we consider it is more likely than not that they will be realized.

Net Income Attributable to Noncontrolling Interests.  Noncontrolling interests represent the noncontrolling interests’ share of the income in thirteen consolidated entities, including six VIEs, we established with other noncontrolling interest shareholders up to now. In 2009 and 2010, the noncontrolling interests’ share of the income amounted to RMB1.7 million and RMB1.6 million, respectively.

Net Income (Loss) Attributable to 7 Days Group Holdings Limited.  As a result of the foregoing, we had a net income attributable to 7 Days Group Holdings Limited of RMB117.7 million in 2010, compared to our net loss of RMB104.0 million attributable to 7 Days Group Limited in 2009.

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

Net Income (Loss) Attributable to 7 Days Group Holdings Limited Ordinary Shareholders. As a result of the foregoing, our net income attributable to 7 Days Group Holdings Limited ordinary shareholders was RMB117.7 million in 2010, compared to our net loss of RMB132.9 million attributable to 7 Days Group Limited ordinary shareholders in 2009.

B. Liquidity and Capital Resources

Historically, we had incurred operating losses each quarter and only started to achieve income from operations in the second quarter of 2009. Our principal sources of liquidity have been our issuance of ordinary shares, preferred shares, and senior notes and warrants through private placements, issuance of our ADSs in our IPO, as well as borrowings from related party and third-party lenders. As of December 31, 2011, we had cash of RMB493.3 million (US$78.4 million). Our cash consists of cash on hand, cash at our hotels and cash at banks.

As of December 31, 2011, our current assets amounted to RMB803.4 million (US$127.6 million) and our current liabilities amounted to RMB1,044.4 million (US$165.9 million),which exceeded our current assets by RMB241,056 (US$38,300) and included bank loans repayable within one year of RMB334,686 (US$53,176). In preparing the consolidated financial statements, our management considered our sources of liquidity and believes that adequate funding is available to fulfill our short-term obligations. Accordingly, the consolidated financial statements have been prepared on a basis that we will be able to continue as a going concern.

For the year ended December 31, 2011, we recorded a net cash inflow from operating activities of RMB457,450 (US$72,681), a net cash outflow from investing activities of RMB684,650 (US$108,780) and a net cash inflow from financing activities of RMB333,757 (US$53,029), which resulted in a net increase in cash of RMB104,461 (US$16,598).

In 2012 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflow from operating activities to meet our debt obligations as they fall due. As of December 31, 2011, we had banking facilities with several PRC commercial banks for short-term loan borrowings up to an aggregate of RMB700,000, among which RMB334,686 were utilized. Our management therefore believes that sufficient financing will be available to us to meet our obligations.

As of December 31, 2011, we had entered into binding lease agreements with lessors and had commenced conversion activities for 32 leased-and-operated hotels with 3,722 related hotel rooms and hotel management arrangements for 202 managed hotels. We also have additional 22,485 hotel rooms under conversion, 3,722 of which are leased and operated hotels and 18,763 of which are managed hotels. As of December 31, 2011, we expect to pay approximately RMB24.8 million (US$3.9 million) of capital expenditures in connection with recently completed leasehold improvements and the completion of the leasehold improvements of these 32 leased-and-operated hotels. We intend to fund this planned and other future expansion with cash generated from operating activities, existing cash balances and additional domestic bank financing activities.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities.	248,629	335,263	457,450	72,681
Net cash used in investing activities.	(620,074)	(156,986)	(684,650)	(108,780)
Net cash (used in) provided by financing activities	428,802	(122,178)	333,757	53,029
Effect of foreign currency exchange rate changes on cash	163	(8,674)	(2,096)	(332)
Net increase in cash	57,520	47,425	104,461	16,598
Cash at beginning of year	283,850	341,370	388,795	61,773
Cash at end of the year	341,370	388,795	493,256	78,731

Operating Activities

Our cash flow from operating activities was RMB457.5 million (US$72.7 million) in 2011 compared to RMB335.2 million in 2010. The improvement in our cash flow from operating activities in 2011 was mainly attributable to a 33.7% increase in revenues from RMB1,498.9 million in 2010 to RMB2,003.4 million (US$318.3 million) in 2011, slightly offset by a 37.7% increase in operating costs and expenses from RMB1,344.9 million in 2010 to RMB1,852.3 million (US$294.3 million) in 2011 and the following adjustments: a RMB245.4 million (US$39.0 million) add-back of non-cash depreciation and amortization, a RMB105.4 million (US$16.7 million) add-back of increase in accrued expenses and other payables, a RMB55.0 million (US$8.7 million) increase in accrued lease payments and a RMB4.6 million (US$0.7 million) add-back of increase in accounts payable. Such adjustments were partially offset by RMB74.1 million (US$11.8 million) increase in prepaid rent and RMB11.9 million (US$1.9 million) in other prepaid expenses and current assets.  We increased the number of leased-and-operated hotels in our chain from 321 hotels and 32,825 related hotel rooms as of December 31, 2010 to 411 hotels and 43,021 related hotel rooms, with the number of managed hotels increasing from 247 to 533 as of those dates, respectively.

Our cash flow from operating activities was RMB335.2 million in 2010 compared to RMB248.6 million of cash from operating activities in 2009. The improvement in our cash flow from operating activities in 2010 was mainly attributable to a 31.3% increase in revenues from RMB1,141.3 million in 2009 to RMB1,498.9 million in 2010, compared to a 26.0% increase in operating expenses from RMB1,067.4 million in 2009 to RMB1,344.9 million in 2010 and the following adjustments: a RMB180.8 million add-back of non-cash depreciation and amortization, a RMB38.9 million increase in accrued lease payments and RMB15.5 million add-back of non-cash share-based compensation expense. We increased the number of leased-and-operated hotels in our chain from 236 hotels and 23,764 related hotel rooms as of December 31, 2009 to 321 hotels and 32,825 related hotel rooms as of December 31, 2010, with the number of managed hotels increasing from 101 to 247 as of those dates, respectively.

Investing Activities

Our cash used in investing activities is primarily related to investments in leasehold improvements used in our leased-and-operated hotels. Net cash used in investing activities increased from RMB157.0 million in 2010 to RMB684.7 million (US$108.8 million) in 2011, primarily due to the purchases of property and equipment of RMB566.8 million (US$90.1 million), and our acquisition of 100% of the 21 leased-and-operated Huatian Star hotels in prime locations across 12 cities in China for a consideration of RMB136.0 million (US$21.6 million), which was completed on December 31, 2011. Commencing from the acquisition date, our financial statements reflect the assets, liabilities, operating results and cash flows of Huatian Star hotels. We hope to achieve the anticipated cost synergies and other strategic benefits from combining the operations of 7 Days and Huatian Star hotels.

Net cash used in investing activities decreased from RMB620.1 million in 2009 to RMB157.0 million in 2010, primarily due to the proceeds of our redemption of a principal protected People’s Republic of China Credit Linked Unsecured Notes with Citigroup Funding Inc. (the “Principal Protected Notes”), with a balance of US$43.0 million in 2010.  The decrease was partially offset by RMB24.7 million used to purchase land use rights of a piece of land in Guangzhou.

  Financing Activities

Our financing activities consist of our sale of ordinary shares, preferred shares, and senior notes and warrants through private placements, as well as our issuance of ADSs in the IPO. The following table sets forth a summary of our issuances of securities through private placements and the IPO as of December 31, 2011:

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

On September 10, 2007, the Company issued senior notes and 800 warrants to purchase ordinary shares for a total consideration of US$80.0 million (RMB600.9 million).  The total number of ordinary shares issuable upon the exercise of the 800 warrants was determined based on a formula defined in the respective agreement and in no event should exceed 7.5% of the then ordinary shares equivalents.  Each of the senior notes and warrants is transferable separately and there are no terms requiring the surrender of senior notes when the warrants are exercised since the Company may be required to redeem the warrants for cash under the “put option” or “alternative put option” requirements, these warrants were classified as liabilities and considered detachable from the senior notes.  The senior notes have a principal amount of US$80.0 million and bear interest at a floating rate of LIBOR plus 5.5% per annum (8.6225% as of December 31, 2008) payable on a semi-annual basis and are due on September 10, 2010.  The Company subsequently entered into a supplemental agreement with the senior note holders to increase the interest rate for the senior notes to LIBOR plus 8% per annum, beginning from July 1, 2009. The entire outstanding principal and unpaid interest under the senior notes were repaid in December 2009 and, following repayment in full of the senior notes, all collateral arrangements were terminated.

As of December 31, 2011, we had short-term bank loans drawn from certain PRC commercial banks that amounted to RMB334.7 million (US$53.2 million). Our lenders include China Citic Bank (Guangzhou), Bank of Communications (Shenzhen), Industrial Bank (Guangzhou), Industrial and Commerce Bank of China (Guangzhou), Xiamen International Bank, and China Merchants Bank (Shenzhen). These loans bear interest rates that ranged from 6.7100% to 7.544% per annum and shall mature within 6 to 12 months since inception. As of December 31, 2011, we did not have any long-term bank borrowing arrangements.

Our financing activities for the periods discussed below were primarily to fund the rapid expansion of our hotel chain throughout China.

In 2011, our net cash provided by financing activities amounted to RMB333.8 million (US$53.0 million), compared to net cash used in financing activities of RMB122.2 million in 2010. The net cash provided by financing activities in 2011 was primarily attributable to the RMB362.7 million (US$57.6 million) proceeds from bank borrowing, partially offset by the repayment of long-term bank loans of RMB28.0 million (US$4.4 million). We borrowed RMB362.7 million from banks and institutional investors, and repaid bank borrowings totaling RMB28.0 million (US$4.4 million) in 2011.

In 2010, our net cash used in financing activities was RMB122.2 million, compared to net cash provided by financing activities of RMB428.8 million in 2009. We did not have any borrowing from banks and institutional investors, and repaid bank borrowings totaled RMB110.0 million in 2010.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB326.4 million, RMB425.6 million and RMB566.8 million (US$90.1 million) in 2009, 2010 and 2011, respectively. We intend to fund our capital expenditures with cash generated from our operating activities, existing cash balances and additional domestic bank financing activities.

C. Research and Development, Patents and Licenses, Etc.

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws, as well as imposing confidentiality obligations on our employees, contractors and others. Our intellectual property rights include the following:

•	we have received copyright registration certificates for 12 software programs developed by us;

•	we have applied for two utility model patent and received two utility model patents both for our modular bathroom;

•	we have applied for trademark registration of our “7 Days Inn” brand and logo in China, Hong Kong, the United States and Malaysia; and

•	we have registered more than 47 domain names.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments as of December 31, 2011:

	Payment due by period
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
	(in RMB millions)
Long-term debt obligations	—	—	—	—	—
Operating lease commitments	6,354.2	533.2	1,310.9	1,317.5	3,192.6
Purchase commitments (excluding construction related obligations)	27.0	27.0	—	—	—
Construction commitments	54.7	46.3	8.4	—	—
Future interest payments on long-term bank borrowings and borrowings from related parties	—	—	—	—	—

Total	6,435.9	606.5	1,319.3	1,317.5	3,192.6

As of December 31, 2011, our operating lease commitments related to our contractual obligations under lease agreements with lessors of our hotels, our purchase commitments primarily consisted of our contractual obligations relating to the purchase of furniture and advertising materials, and our construction commitments primarily consisted of our contractual obligations relating to leasehold improvements and installation of equipment for our existing hotels and hotels under conversion.

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

Recent Accounting Pronouncements

In May 2011, the FASB issued accounting guidance related to fair value measurements (ASC 820 Fair Value Measurements and Disclosures). The new guidance provides clarification to existing standards, and also provides new required disclosures, primarily related to Level 3 fair value measurements. This new guidance is effective during interim and annual periods beginning after December 15, 2011 and is to be applied prospectively. Our adoption of this update is not expected to have an impact on our results of operations or financial position.

In June 2011, the FASB issued accounting guidance related to the presentation requirements for components of comprehensive income (ASC 220 Comprehensive Income). Under this guidance, entities will be required to report the components of net income and comprehensive income either in one continuous statement, or in two separate, but consecutive, statements. This guidance is effective during interim and annual periods beginning after December 15, 2011 with early adoption permitted. We did not adopt the presentation requirements related to this update for the year ended December 31, 2011. This update relates to disclosure requirements only and as such will not impact our results of operations or financial position upon adoption.

In December 2011, the FASB issued Accounting Standard Update (“ASU”) No. 2011-11, Balance Sheet: Disclosures about Offsetting Assets and Liabilities, in relation to disclosing information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. This standard is effective for annual periods beginning January 1, 2013, and interim periods within those annual periods with retrospective application required. We do not expect that the adoption of this standard will have a material impact on our results of operations or financial position.

G. Safe Harbor

See “Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of March 31, 2012:

Name	Age	Position/Title
Boquan He (3)	51	Founder and Co-Chairman of the Board of Directors
Nanyan Zheng (3)(5)	43	Founder, Chief Executive Officer and Co-Chairman of the Board of Directors
Eric Haibing Wu	39	Chief Financial Officer
Yuezhou Lin (4)	41	Chief Operating Officer
Jeffrey Perlman (2)	28	Director
Meng Ann Lim (2)(3)	48	Director
Tan Wee Seng (1)	56	Independent Director
Bin Dai (1)(2)	44	Independent Director
Tao Thomas Wu (1)	47	Independent Director

(1)	Member, audit committee
(2)	Member, compensation committee
(3)	Member, corporate governance and nominations committee
(4)	Mr. Yuezhou Lin assumed the position of Chief Operating Officer effective March 9, 2012 and will assume the position of Chief Executive Officer on June 30, 2012.
(5)	Mr. Nanyan Zheng will resign from Chief Executive Officer effective June 30, 2012 and will remain as co-chairman of our board.

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

Nanyan Zheng is one of our founders, co-chairman of the board of directors, and has been our chief executive officer and a director since October 2004. Mr. Zheng is also an independent director at VIPShop Holdings, Limited, a company listed on the NYSE, and has been serving on its audit, compensation, and nominations committees since March 2012. From 2000 to October 2004, Mr. Zheng worked for Ctrip.com and served as vice president and general manager of southern China, and later as vice president of marketing in charge of national marketing. During 2001, Mr. Zheng also worked for the computer center of the Economic and Trade Commission of Guangdong Province. In 1992, Mr. Zheng founded Lao Ye Computer Company and developed its Pegasus Management System. Mr. Zheng received a bachelor’s degree from Sun Yat-Sen University in China.

Eric Haibing Wu has served as our chief financial officer since October 2007. From May 2000 to October 2007, Mr. Wu worked for PricewaterhouseCoopers in the United States and later in China, and last held the position of senior manager, responsible for improvement of internal controls, risk management, corporate governance and audit support. Mr. Wu has also been serving as an independent director and an audit committee member of Country Style Cooking Restaurant Chain Co., Ltd, a company listed on NYSE, since September 2011. Mr. Wu received a bachelor’s degree from Shanghai Jiao Tong University in China and an MBA degree from Michigan State University.

Yuezhou Lin has served as our chief operating officer since March 2012. Mr. Lin joined 7 Days in 2004 as a Vice President responsible for the Company’s sales, IT and customer service teams, and has since then, he held leadership positions across many of the Company’s key business functions. From 2006 to 2008, Mr. Lin served as the head of the construction department, and was responsible for overseeing development projects on a nationwide basis. During this period, Mr. Lin also held senior business development positions and led the development of the Company’s 7 Days Club, an integrated proprietary IT system, and e-Commerce platform. From 2010 to 2011, in addition to his roles as Senior Vice President and Chief Information Officer, Mr. Lin oversaw the Company’s legal department and later, the Company’s supply chain and asset management departments. Mr. Lin received a bachelor’s degree in Computer and Computer Applications from Guangzhou Zhongshan University in 1993.

Jeffrey Perlman has served as a director since May 2011. Mr. Perlman joined Warburg Pincus & Co. in 2006 and is currently a Principal based in Hong Kong.  He focuses on real estate investments in the residential, commercial and hospitality sectors in Asia.  Prior to joining Warburg Pincus, he worked in the Real Estate Investment Banking Group at Credit Suisse.  Mr. Perlman received a bachelor's degree in business administration from the Ross School of Business at the University of Michigan in 2005.

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

Bin Dai has served as our independent director since November 2009. Mr. Dai currently serves as president of China Tourism Academy, independent director of Huangshan Tourism Development Co., Ltd. and China CYTS Tours Holdings Co., Ltd.  From 2005 to 2008, Mr. Dai was the president assistant and director of the Research Office of Beijing International Studies University. Mr. Dai is also a national inspector of the China’s Tourism Hotel Star-rating Committee, an executive director of the China Tourism Association, an economic consultant of Chengde city, and a doctoral tutor of Hua Qiao University. Mr. Dai received a bachelor’s degree in management from Anhui Business College in 1989, a master’s degree in economics from Anhui University of Finance & Economics in 1998 and a PhD in economics from the Graduate School of the Chinese Academy of Social Sciences in 2004.

Tao Thomas Wu has served as our independent director since November 2010. Mr. Wu currently serves as the chief financial officer at Noah Holdings Limited, a company providing wealth management product distribution services in China and listed on the New York Stock Exchange.  From March 2007 to February 2010, he was a senior portfolio manager at Alliance Bernstein L.P. based in San Francisco and New York, where he served many Asian institutional clients and retail partners. Prior to that, he was a senior high yield analyst at Moody’s Investors Services based in New York from February 2005 to March 2007, a senior vice president at the investment banking division of Development Bank of Singapore based in Hong Kong from 2001 to 2005 and a vice president at the mergers and acquisitions division at J.P. Morgan & Company from 1994 to 2001. Mr. Wu received his master’s degree in public administration from Syracuse University in 1992 and his bachelor’s degree in Mathematics from Grinnell College in 1987.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2011, we paid an aggregate of approximately RMB5.1 million (US$0.8 million) in cash to our directors and senior executive officers as a group.

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

The following table summarizes the options granted to our directors and executive officers and other individuals as a group and outstanding as of the date of December 31, 2011, without giving effect to options that were exercised or terminated:

Name	Options Awarded and Outstanding	Exercise Price (US$/share)		Date of Grant		Date of Expiration
Nanyan Zheng	50,001	0.64		12/20/2007		12/31/2016
	540,000	4.70	(3)	10/21/2010		08/18/2017
Yuezhou Lin	17,504	1.90		12/20/2007		12/19/2017
	405,000	4.70	(3)	10/21/2010		08/18/2017
Harry Ren Zhang (4)	500,000	3.60		09/25/2009		09/24/2019
Eric Haibing Wu	172,500	1.90		12/20/2007		12/19/2017
	405,000	6.26	(3)	10/21/2010		08/18/2017
Tan Wee Seng	25,000	4.16		02/25/2010		02/24/2020
Bin Dai	25,000	4.16		02/25/2010		02/24/2020
Other individuals as a group	20,625	0.125		01/1/2006	(1)	12/31/2013
	135,627	0.125		07/1/2006	(1)	12/31/2013
	37,500	0.125		12/20/2007		12/31/2013
	59,879	0.64		12/20/2007		12/31/2013
	176,792	1.90		12/20/2007		12/19/2017
	247,445	3.25		05/15/2008	(2)	05/14/2018
	286,760	3.30		08/15/2009		12/30/2018
	430,641	3.30		08/15/2009		12/14/2019
	400,000	3.58		06/29/2010		06/20/2020
	1,728,889	4.70	(3)	10/21/2010		08/18/2017
	266,400	7.25	(3)	04/15/2011		04/14/2018
	1,102,200	5.79	(3)	08/01/2011		07/31/2018
Total	7,032,763

(1)	Reflects options granted prior to the adoption of our 2007 Plan under a power of attorney executed by a majority of our directors effective as of July 29, 2005, which were subsequently ratified by our board of directors on December 20, 2007.
(2)	Originally granted at a per share exercise price of $3.70 based on managements’ estimate of the fair value of our ordinary shares and reduced to $3.25 on October 21, 2008 following a retrospective valuation by an independent appraiser.
(3)	On December 20, 2011, we modified the exercise price of the 4,613,360 share options granted during 2010 and 2011 with grant price ranging from US$4.70 to US$7.25, to US$3.79 per share.
(4)	Mr. Harry Ren Zhang resigned as Chief Operating Officer effective October 1, 2011.

On December 20, 2011, our board of directors approved modification of the exercised price of 4,613,360 outstanding employee stock options (which were the total stock options outstanding at the time). The options, all of which had been previously issued pursuant to the 2007 Employee Share Incentive Plan, were repriced based on the closing price of the Company’s ADS on the NYSE on December 20, 2011, which was US$3.79 per ordinary share. The modification of the exercise price is applicable equally to options vested and unvested, and it applies to options held by directors or senior management. The total compensation cost associated with the modification of the exercise price has increased by US$808,776, which will be recorded as an option expense over the new vesting period of the re-priced options.

The repriced options had originally been issued with US$4.70 to US$7.25 per ordinary share option exercise prices. As a result of the recent sharp reduction in our stock price, we believed that such options no longer would properly incentivize our senior management who held such options to work in the best interest of our company and shareholders. Moreover, we believed that if these options were repriced, that such options would provide better incentives to senior management.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our shareholders and the board of directors in accordance with our memorandum and articles of association. Our directors are not subject to a term of office and hold office until they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among others, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) dies or is found by our company to be or becomes of unsound mind.

Qualification

There is no shareholding qualification for directors.

Committees of the Board of Directors

We have established three committees of the board of directors: the audit committee, the compensation committee and the nominations committee. We have adopted a charter for each of the audit committee and compensation committee, which became effective immediately upon the completion of our IPO. Each committee’s members and functions are described below.

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

Compensation Committee

Our compensation committee consists of Messrs. Meng Ann Lim, Jeffrey Perlman and Bin Dai. We have determined that Messrs. Lim, Perlman and Dai satisfy the “independence” requirements of Section 303A. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among others:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board of directors with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominations Committee

Our nominations committee consists of Messrs. Boquan He, Nanyan Zheng and Meng Ann Lim. The purpose of the nominations committee is to identify individuals qualified to be members of the board and board committees, to help select candidates for the board, to assist with filling vacancies on the board, and to otherwise advise regarding board and board committee composition matters.

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

D. Employees

We had 6,229, 8,444, 14,343 and 23,260 employees as of December 31, 2008, 2009, 2010 and 2011, respectively. The following table sets forth a breakdown of our employees as of December 31, 2011.

As of December 31, 2011
Corporate staff	314
Hotel-based staff	22,625
Hotel direct support staff (1)	321
Total	23,260

(1)	Includes call center staff, hotel bookkeepers and cashiers and regional laundry management personnel.

Our IT system allows us to centralize our financial management, budget control and accounting and bookkeeping functions, which allows us to avoid multiple layers of management on a regional or local basis, reduce personnel and eliminate multiple-system costs. As a result, we have reduced the headcount of our corporate staff despite our significant expansion from 316 as of December 31, 2008, to 291 as of December 31, 2009. The headcount of our corporate staff increased to 359 as of December 31, 2010.  As of December 31, 2011, although our total hotels in operation increase by 66.2% from those as of December 31, 2010, our corporate staff headcount decreased by 12.5% to 314 compared to that as of December 31, 2010.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2012:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 149,931,935 ordinary shares outstanding as of March 31, 2012.

	Ordinary Shares Beneficially Owned
Name	Number	Percent

Directors and Executive Officers

Boquan He (1)	35,131,575	23.4

Nanyan Zheng (2)	13,905,164	9.3

Jeffrey Perlman (3)	24,008,321	16.0

Eric Haibing Wu	*	*

Meng Ann Lim (4)	17,454,557	11.6

Tan Wee Seng	*	*

Bin Dai	*	*

Tao Thomas Wu	*	*

Yuezhou Lin	*	*

Principal Shareholders

Fortune News International Limited (5)	13,599,244	9.1

WP RE (Cayman) International Ltd (6)	24,008,321	16.0

Prototal Enterprises Limited (7)	35,131,575	23.4

Happy Travel Limited (8)	17,454,557	11.6

*	Upon exercise of options currently exercisable or vested within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.
(1)	Includes 35,131,575 ordinary shares held by Prototal Enterprises Limited, a British Virgin Islands company. Prototal Enterprises Limited is wholly-owned by Mr. He. The registered address of Prototal Enterprises Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Mr. He is Floor 32, Metro Plaza, 183-187, Tianhe Road North, Guangzhou, Guangdong, People’s Republic of China.
(2)	Includes (i) 13,599,244 ordinary shares held by Fortune News International Limited, or Fortune News, which includes 10,500,000 ordinary shares pledged to Bank Sarasin-Rabo (Asia) Limited, or BSRL, under that certain Pledge Agreement by and between Fortune News and BSRL, dated as of October 7, 2010, or the Pledge Agreement, (ii) 17,806 ADSs representing 53,418 ordinary shares held by Mr. Zheng, (iii) 2 ordinary shares held by Mr. Zheng; and (iv) 252,500 ordinary shares issuable upon exercise of options held by Mr. Zheng within 60 days of the date of this annual report. Fortune News is wholly owned by Hickdory Investments Limited, which is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Nanyan Zheng. The beneficiaries of The Happy Family Trust are Nanyan Zheng and his wife, Li, Sha. The business address of Mr. Zheng is 10F, 705 GuangzhouDaDaoNan Road, Guangzhou, Guangdong, 510290, People’s Republic of China.

(3)	Includes 24,008,321 ordinary shares held directly by WP RE, a Cayman Islands company wholly-owned by Warburg Pincus Real Estate I, L.P., a Delaware partnership, or WPRE I. Warburg Pincus Real Estate I GP, LLC, a Delaware limited liability company, or WPRE GP, is the general partner of WPRE I. Warburg Pincus Partners LLC, a New York limited liability company, or WP Partners, is the sole member of WPRE GP. WP Partners is a direct subsidiary of Warburg Pincus & Co., a New York general partnership, or WP. The address of the various Warburg Pincus entities identified above is 466 Lexington Avenue, New York, New York 10017. Charles R. Kaye and Joseph P. Landy are managing general partners of WP and managing members and co-presidents of WP LLC and may be deemed to control the various Warburg Pincus entities identified above. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities identified above. The registered address of WP RE is Q&H Corporate Services, Ltd., Third Floor, Harbour Centre, P.O. Box 1348, Grand Cayman KYL-1108, Cayman Islands.

(4)	Includes 17,454,557 ordinary shares held directly by Happy Travel Limited, a Mauritius company. Happy Travel Limited is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2 LP, all English limited partnerships, or the Actis Funds, managed by Actis LLP, an English limited liability partnership owned by its members, and (ii) Actis Executive Co-Investment Plan LP and Actis Fund 3 Co-Investment Pool LP, both Guernsey limited partnerships managed by their general partner, Actis Co-Investment Plan Limited, a Guernsey registered limited company indirectly owned by Actis LLP. The limited partners of the Actis Funds have no voting or investment control over its investments, including the shares in Happy Travel Limited. Investment and voting decisions for the Actis Funds are made by their manager, Actis LLP, by unanimous decision of the members of the investment committee. The registered office of Actis LLP and the English limited partnerships managed by Actis LLP is More London Riverside, London SE1 2JT. The registered office of Actis Co-Investment Plan Limited and the Guernsey limited partnerships is PO Box 431, 13-15 Victoria Road, St Peter Port, Guernsey, Channel Islands, GY1 3ZD.
(5)	Fortune News is the record owner of 13,599,244 ordinary shares (including 10,500,000 ordinary shares pledged to BSRL under the Pledge Agreement). Fortune News is wholly owned by Hickdory Investments Limited, which is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Nanyan Zheng. The beneficiaries of The Happy Family Trust are Nanyan Zheng and his wife, Li, Sha. Accordingly, Nanyan Zheng may be deemed to beneficially own all of the shares held by Fortune News.
(6)	Includes 24,008,321 ordinary shares held directly by WP RE, a Cayman Islands company wholly-owned by Warburg Pincus Real Estate I, L.P., a Delaware partnership, or WPRE I. Warburg Pincus Real Estate I GP, LLC, a Delaware limited liability company, or WPRE GP, is the general partner of WPRE I. Warburg Pincus Partners LLC, a New York limited liability company, or WP Partners, is the sole member of WPRE GP. WP Partners is a direct subsidiary of Warburg Pincus & Co., a New York general partnership, or WP. The address of the various Warburg Pincus entities identified above is 466 Lexington Avenue, New York, New York 10017. Charles R. Kaye and Joseph P. Landy are managing general partners of WP and managing members and co-presidents of WP LLC and may be deemed to control the various Warburg Pincus entities identified above. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities identified above. The registered address of WP RE is Q&H Corporate Services, Ltd., Third Floor, Harbour Centre, P.O. Box 1348, Grand Cayman KYL-1108, Cayman Islands.

(7)	Includes 35,131,575 ordinary shares held by Prototal Enterprises Limited, a British Virgin Islands company. Prototal Enterprises Limited is wholly-owned by Mr. He. The registered address of Prototal Enterprises Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Mr. He is Floor 32, Metro Plaza, 183-187, Tianhe Road North, Guangzhou, Guangdong, People’s Republic of China.
(8)	Includes 17,454,557 ordinary shares held directly by Happy Travel Limited, a Mauritius company. Happy Travel Limited is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2 LP, all English limited partnerships, or the Actis Funds, managed by Actis LLP, an English limited liability partnership owned by its members, and (ii) Actis Executive Co-Investment Plan LP and Actis Fund 3 Co-Investment Pool LP, both Guernsey limited partnerships managed by their general partner, Actis Co-Investment Plan Limited, a Guernsey registered limited company indirectly owned by Actis LLP. The limited partners of the Actis Funds have no voting or investment control over its investments, including the shares in Happy Travel Limited. Investment and voting decisions for the Actis Funds are made by their manager, Actis LLP, by unanimous decision of the members of the investment committee. The registered office of Actis LLP and the English limited partnerships managed by Actis LLP is More London Riverside, London SE1 2JT. The registered office of Actis Co-Investment Plan Limited and the Guernsey limited partnerships is PO Box 431, 13-15 Victoria Road, St Peter Port, Guernsey, Channel Islands, GY1 3ZD.

None of our shareholders has different voting rights from other shareholders. According to our register of members for our ordinary shares, there was one record holder in the United States. Citibank, N.A. has advised us that, as of March 31, 2012, 19,615,000 ADSs, representing 58,845,000 underlying ordinary shares, were held of record by Cede & Co, among which 18,551,387 ADSs were backed by local shares and the remaining 1,063,613 ADSs were the Depositary’s Inventory at DTC. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

All the related party transactions listed below has been submitted for review and approval by our audit committee. In reviewing a related party transaction, our audit committee has considered all relevant facts and circumstances, including (1) the commercial reasonableness of the terms, (2) the benefits and perceived benefits, or lack thereof, to us, (3) opportunity costs of alternative transactions, and (4) the materiality and character of the related person’s interest, and the actual or apparent conflict of interest of the related person. It is our policy that directors interested in a related party transaction will excuse themselves from any vote relating to a related party transaction in which they have an interest.

Our audit committee has approved the following list of related party transactions because it has determined that upon consideration of all relevant information, the transaction is in, or is consistent with, the best interests of our company and shareholders.

Advances, Loans and Transactions between the Company and Executive Officers and Related Parties Transactions with Wuxi Shenglong Hotel Management Co., Ltd.

Pursuant to an undated agreement between 7 Days Shenzhen and Mr. Zheng, 7 Days Shenzhen extended an interest-free loan to Mr. Zheng in the aggregate principal amount of RMB150,000 (US$21,975) for use in fulfilling his capital contribution obligation to Wuxi Shenglong which operates one of our hotels in Wuxi. In March 2005, 7 Days Shenzhen and Wuxi Shenglong entered into entrustment management and brand use contracts, pursuant to which (i) Wuxi Shenglong entrusts 7 Days Shenzhen to manage the hotels mutually designated by Wuxi Shenglong and 7 Days Shenzhen and (ii) 7 Days Shenzhen licenses to Wuxi Shenglong its brand names, trademarks, logos and operational know-how. Under these contracts, 7 Days Shenzhen is entitled to receive 15% of Wuxi Shenglong’s annual pre-tax profits for the management services and the licensing of the rights paid on an annual basis, which amounted to approximately RMB46,000 in 2009 and nil in 2010, respectively. As of December 31, 2010, 30% of the equity interest in Wuxi Shenglong is held directly by Mr. Zheng for the benefit of 7 Days Shenzhen pursuant to an agreement entered into between Mr. Zheng and 7 Days Shenzhen. On May 1, 2011, 7 Days Shenzhen acquired the remaining 70% equity interest in Wuxi Shenglong for a cash consideration of RMB2.9 million (US$0.5 million). Accordingly, as of December 31, 2011, Wuxi Shenglong became a wholly owned subsidiary of the Company and all the advances, loans and transactions between the Company and Wuxi Shenglong has been deemed as internal transactions.

Lease Agreements with Noncontrolling Shareholders in Subsidiaries

As of December 31, 2011, three of our hotels are leased from noncontrolling shareholders in our subsidiaries. Both of these leases were negotiated on an arms’ length basis. The table below sets forth certain terms relating to these lease agreements:

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

The related rent expense incurred during the years ended December 31, 2009, 2010 and 2011 amounted to RMB5,131, RMB5,131 and RMB5,131 (US$815), respectively.

Borrowings from Noncontrolling Shareholders in Subsidiaries

In 2010, we borrowed funds from noncontrolling shareholders in our subsidiaries with repayment terms ranging from 10 to 15 years.  In 2011, we did not borrow additional funds from noncontrolling shareholders in our subsidiaries.  The total outstanding principal of such borrowings was RMB1.4 million (US$0.2 million) as of December 31, 2011 and our total repaid amount was RMB2.9 million (US$0.5 million) during the year of 2011.

Transaction with Guangzhou Haoai Information Technology Co., Ltd.

In May 2010, we engaged Guangzhou Haoai Information Technology Co., Ltd. (“Guangzhou Haoai”) to develop a cell phone hotel room booking software application for us. Mr. Nanyan Zheng, our director, co-chairman of our board, and chief executive officer, currently is the chairman of Dian Xing, the parent company of Guangzhou Haoai, and owns majority of the total outstanding equity interest in Dian Xing. To facilitate Guangzhou Haoai's initiation of development efforts for this application, we paid, on behalf of Guangzhou Haoai, RMB1.1 million to its employees in 2010 and RMB0.4 million (US$0.1million) in 2011 as salary advances. These payments were later fully repaid to us in the same year. Our audit committee has reviewed, ratified and approved these payments.

During 2011, we entered into an agreement with Dian Xing under which we are required to pay a commission to Dian Xing when hotel room night booking is made via an internet platform hosted by Guangzhou Haoai. The related commission expense incurred during the year ended December 31, 2011 amounted to RMB1.4 million (US$0.2 million).

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

A. Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol “SVN”. The following table sets forth the monthly high and low trading prices of our ADSs on the NYSE for the periods indicated:

Annual Highs and Lows	High	Low

2009 (from November 23)	$12.61	12.00
2010	14.86	14.20
2011	18.55	17.77
Quarterly Highs and Lows
First Quarter 2010	12.47	11.98
Second Quarter 2010	11.23	10.64
Third Quarter 2010	14.02	13.45
Fourth Quarter 2010	21.57	20.56
First Quarter 2011	20.15	19.34
Second Quarter 2011	20.60	19.83
Third Quarter 2011	19.34	18.46
Fourth Quarter 2011	17.50	10.88
First Quarter 2012	16.44	11.15
Second Quarter 2012 (through April 25, 2012)	13.09	12.10
Monthly Highs and Lows
October 2011	17.04	12.02
November 2011	17.50	12.26
December 2011	14.64	10.88
January 2012	15.01	11.15
February 2012	16.44	13.92
March 2012	16.02	12.30
April (through April 25, 2012)	13.09	12.10

On April 25, 2012, the closing sale price of our ADSs as reported on the NYSE was US$12.62 per ADS.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementation notice issued by SAFE in May 2011.

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

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and are:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

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

Dividends on ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to a reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for 2012 or any future taxable year.

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

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or Ordinary Shares” section above.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information that we filed with the SEC, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 450 Fifth Street N.W. Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov . The SEC’s telephone number is 1-800-SEC-0330.

I. Subsidiaries Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the variable interest rates for our outstanding debt and any interest income generated by excess cash. As of December 31, 2011, we did not have any long-term bank borrowing and had short-term bank loans drawn from certain PRC commercial banks that amounted to RMB334.7 million (US$53.2 million). The loans bear interest rates that ranged from 7.216% to 7.544% per annum and shall mature within 6 to 12 months since inception.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 24% against the U.S. dollar between July 21, 2005 and December 31, 2011. However, the PBOC regularly intervenes in the foreign exchange market to achieve policy goals. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. More recently, the PRC government has indicated a willingness to allow the RMB to appreciate against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from our IPO into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased 5.9% in 2008, decreased 0.7% in 2009, increased 3.3% in 2010 and increased 5.4% in 2011.

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

Fees and Other Payments Made by the Depositary to Us

As of December 31, 2011, we received from our depositary a reimbursement of US$148,891.4, after deduction of applicable US taxes for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, settlement infrastructure fees, and proxy process expenses related to our ongoing compliance with listing and SEC rules and regulations in the amounts of:

•    US$3,027.5 for reimbursement of settlement infrastructure fees;

•    US$5,619.5 for reimbursement of proxy process expenses; and

•    US$140,244.4 for contributions towards our investor relations efforts.

In addition, the depositary waived costs payable by us of $50,000 related to the maintenance of the ADR program, database subscription fees and other services.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2009, 2010 and 2011.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report dated April 26, 2012 appearing therein.

Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

7 Days Group Holdings Limited:

We have audited 7 Days Group Holdings Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). 7 Days Group Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, 7 Days Group Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 7 Days Group Holdings Limited and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated April 26, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 26, 2012

Changes in Internal Control

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	For the Year Ended December 31,
	2009	2010	2011
	(In thousands of RMB)

Audit fees (1)	2,664	4,917	5,430

Audit-related fees (2)	1,298	—	—

Tax advisory services	—	20	3

Total	3,962	4,937	5,433

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditors for the audit of our a Annual financial statements and the review of our comparative interim financial statements.

(2)

“Audit related fees” represents aggregate fees billed for professional services rendered by our independent auditors for assurance and related services, which mainly included the review of registration documents in connection with our IPO.

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

We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

•	The majority of our board of directors is not comprised of independent directors.

•	We are not required to schedule an executive session at least once a year to be attended by only independent directors and all directors are currently entitled to attend all of our board meetings

•	We have not yet adopted or disclosed a method for interested parties to communicate directly with the presiding director or with non-management directors as a group.

•	We are not required to obtain shareholder approval for the adoption of, or material revisions to, our equity compensation plans and our directors may amend, materially revise, or terminate our equity compensation plans, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant.

None of the above practices conflicts with the laws of the Cayman Islands or our amended and restated memorandum and articles of association.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions.

PART III.

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS.

Exhibit
Number	Description of Document

1.1	Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

2.2	Form of deposit agreement among the Registrant, the depositary and holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit 99.(A) from our F-6 registration statement (File No. 333- 162949) originally filed with the SEC on November 6, 2009, as amended).

4.1	2007 Share Incentive Plan, as amended by officers (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 6, 2009, as amended).

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 6, 2009, as amended).

4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 6, 2009, as amended).

4.4	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 6, 2009, as amended).

4.5	Series A Preferred Share Subscription Agreement, dated November 7, 2006, among the Registrant, Warburg Pincus Real Estate I, L.P. and the other parties thereto (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.6	Series B Preferred Share Subscription Agreement, dated May 22, 2007, among the Registrant, Warburg Pincus Real Estate I, L.P. and the other parties thereto (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.7	Securities Purchase Agreement, dated September 4, 2007, among the Registrant, Merrill Lynch International and the other parties thereto (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.8	Securities Purchase Agreement, dated September 4, 2007, among the Registrant, Indopark Holdings Limited and the other parties thereto (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.9	Securities Purchase Agreement, dated September 4, 2007, among the Registrant, Deutsche Bank AG, London Branch and the other parties thereto (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.10	Warrant Agreement, dated September 10, 2007, among the Registrant and DB Trustees (Hong Kong) Limited, as warrant agent (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.11	Equity Registration Right Agreement, dated September 10, 2007, among the Registrant and the initial purchasers party thereto (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.12	Letter Agreement on Right of First Offer, dated September 10, 2007, among the Registrant, Merrill Lynch International, Indopark Holdings Limited and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.13	Series C Preferred Share Subscription Agreement, dated October 1, 2008, among the Registrant, Happy Travel Limited, WP RE (Cayman) International Ltd. and the other parties thereto (incorporated by reference to Exhibit 4.12 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.14	Amended and Restated Shareholders Agreement, dated October 1, 2008, among the Registrant and its shareholders party thereto (incorporated by reference to Exhibit 4.13 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.15	English translation of the Brand Use and Management Entrustment Contract, undated, among 7 Days Inn (Shenzhen) Co., Ltd. and Wuxi Shenglong Hotel Management Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended)

4.16	English translation of the Agreement between 7 Days Inn (Shenzhen) Co., Ltd. and Mr. Nanyan Zheng (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

4.17	English translation of the Form of Management Agreement (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 6, 2009, as amended).

4.18	English translation of the Land Use Rights Grant Contract between the Guangzhou Land Resources and Housing Bureau and Guangzhou 7 Days Four Seasons Hotel Management Co., Ltd.

8.1*	List of Subsidiaries.

11.1	Code of Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333- 162806) originally filed with the SEC on November 2, 2009, as amended).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1*	Consent of Commerce and Finance Law Offices.

23.2*	Consent of KPMG.

*	Filed with this annual report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 26, 2012

7 DAYS GROUP HOLDINGS LIMITED

/ S / Nanyan Zheng
Name:	Nanyan Zheng
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

7 Days Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of 7 Days Group Holdings Limited and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 7 Days Group Holdings Limited and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2011 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 7 Days Group Holdings Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 26, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 26, 2012

7 DAYS gROUP hOLDINGS lIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	December 31,
	2010	2011	2011
	RMB	RMB	US$
ASSETS

Current assets:
Cash	388,795	493,256	78,371
Pledged bank deposits	4,718	19,852	3,154
Accounts receivable	6,805	7,881	1,254
Short-term investment	-	10,000	1,589
Prepaid rent	130,522	152,629	24,250
Other prepaid expenses and current assets	42,127	52,550	8,349
Hotel supplies	38,246	47,371	7,526
Deferred tax assets	23,001	19,842	3,152
Total current assets	634,214	803,381	127,645

Property and equipment, net	1,355,554	1,701,431	270,330
Rental deposits	53,718	69,861	11,100
Investment in and advances to an affiliate	1,588	-	-
Land use right	24,662	24,044	3,820
Intangible assets, net	-	30,426	4,834
Goodwill	-	61,041	9,698
Prepaid rent	20,630	73,419	11,665
Other non-current assets	-	500	79
Deferred tax assets	12,876	46,096	7,324
Total assets	2,103,242	2,810,199	446,495

LIABILITIES AND EQUITY

Current liabilities:
Short-term bank loans	-	334,686	53,176
Accounts payable	233,770	249,592	39,656
Bills payable	11,692	16,009	2,544
Accrued expenses and other payables	281,050	418,308	66,463
Amount due to related parties	-	333	53
Income taxes payable	19,603	25,509	4,053
Total current liabilities	546,115	1,044,437	165,945

Borrowings from related parties	4,279	1,388	221
Accrued lease payments	153,206	206,113	32,748
Unfavorable lease contract liability	-	7,812	1,241
Refundable deposits	17,950	15,823	2,514
Deferred revenue	1,944	770	122
Deferred tax liabilities	-	4,565	725
Deferred rebate income	6,446	6,663	1,059
Income taxes payable	-	6,644	1,055
Total liabilities	729,940	1,294,215	205,630

Equity:

Ordinary shares:
Par value: US$0.125; Authorized: 225,000,000 shares in 2010 and 2011; Issued and outstanding: 149,647,613 shares in 2010 and 149,931,935 shares in 2011	140,857	141,080	22,415

Additional paid-in capital	1,579,391	1,623,275	257,912
Accumulated other comprehensive income	15,649	330	52
Accumulated deficit	(367,234)	(238,348)	(37,869)
Total equity attributable to 7 Days Group Holdings Limited	1,368,663	1,526,337	242,510
Noncontrolling interests	4,639	(10,353)	(1,645)
Total equity	1,373,302	1,515,984	240,865

Commitments and contingencies

Total liabilities and equity	2,103,242	2,810,199	446,495

See accompanying notes to consolidated financial statements.

7 DAYS gROUP hOLDINGS lIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Revenues	1,141,315	1,498,909	2,003,378	318,305

Operating costs and expenses:
Hotel operating costs	(971,550)	(1,182,927)	(1,593,260)	(253,144)
Sales and marketing expenses	(30,824)	(39,557)	(49,222)	(7,821)
General and administrative expenses	(65,074)	(122,371)	(209,786)	(33,332)

Total operating costs and expenses	(1,067,448)	(1,344,855)	(1,852,268)	(294,297)

Income from operations	73,867	154,054	151,110	24,008

Other income (expense):
Interest income	3,669	3,127	6,224	989
Interest expense	(81,867)	(2,082)	(7,212)	(1,146)
Loss on debt extinguishment	(26,477)	-	-	-
Change in fair value of ordinary share purchase warrants	(76,376)	-	-	-
Equity in income (loss) of an affiliate	23	(18)	120	19
Income (loss) before income taxes	(107,161)	155,081	150,242	23,870
Income tax benefit (expense)	4,952	(35,833)	(36,259)	(5,761)
Net income (loss)	(102,209)	119,248	113,983	18,109
Net loss (income) attributable to noncontrolling interests	(1,745)	(1,557)	14,903	2,368

Net income (loss) attributable to 7 Days Group Holdings Limited	(103,954)	117,691	128,886	20,477

Deemed dividends to Series C convertible preferred shareholders	(28,993)	-	-	-
Net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders	(132,947)	117,691	128,886	20,477

Basic earnings (losses) per ordinary share	(1.93)	0.79	0.86	0.14
Diluted earnings (losses) per ordinary share	(1.93)	0.78	0.85	0.14

See accompanying notes to consolidated financial statements

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY (DEFiCIT) and comprehensive income (loss)

(Amounts in thousands, except share data)

	Series B Convertible						Accumulated		Equity
	Preferred Shares		Ordinary Shares			Additional	Other		attributable to
	Number of		Number of		Subscription	Paid-in	Comprehensive	Accumulated	7 Days Group	Noncontrolling	Total
	Shares	Par Value	Shares	Par Value	Receivable	Capital	Income	Deficit	Holdings Limited	Interests	Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2008	7,862,216	7,523	60,000,000	61,502	(1,418)	169,089	30,304	(380,971)	(113,971)	1,150	(112,821)

Net loss	-	-	-	-	-	-	-	(103,954)	(103,954)	1,745	(102,209)
Foreign currency exchange translation adjustment, net of nil tax	-	-	-	-	-	-	392	-	392	-	392
Comprehensive income (loss)									(103,562)	1,745	(101,817)

Issuance of ordinary shares upon initial public offering (“IPO”), net of issuance costs of RMB23,396	-	-	34,845,000	29,738	-	758,119	-	-	787,857	-	787,857
Conversion of Series A convertible preferred shares to ordinary shares	-	-	15,724,432	15,468	-	62,826	-	-	78,294	-	78,294
Conversion of Series B convertible preferred shares to ordinary shares	(7,862,216)	(7,523)	7,862,216	7,523	-	-	-	-	-	-	-
Conversion of Series C convertible preferred shares to ordinary shares	-	-	21,533,387	18,377	-	418,051	-	-	436,428	-	436,428
Ordinary shares issued in connection with:
Exercise of ordinary share purchase warrants	-	-	5,454,545	4,655	-	131,895	-	-	136,550	-	136,550
Exercise of share options	-	-	3,648,352	3,114	-	9,929	-	-	13,043	-	13,043
Reclassification of subscription receivable	-	-	-	-	1,418	(1,418)	-	-	-	-	-
Acquisition of noncontrolling interest	-	-	-	-	-	(445)	-	-	(445)	-	(445)
Capital contributions from shareholders	-	-	-	-	-	28,993	-	-	28,993	-	28,993
Deemed dividends to Series C convertible preferred shareholders	-	-	-	-	-	(28,993)	-	-	(28,993)	-	(28,993)
Share-based compensation	-	-	-	-		11,412	-	-	11,412	-	11,412
Balance as of December 31, 2009	-	-	149,067,932	140,377	-	1,559,458	30,696	(484,925)	1,245,606	2,895	1,248,501

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY (DEFiCIT) and comprehensive income (loss)

(Amounts in thousands, except share data)

				Accumulated		Equity
	Ordinary Shares		Additional	Other		attributable to
	Number of		Paid-in	Comprehensive	Accumulated	7 Days Group	Noncontrolling	Total
	Shares	Par Value	Capital	Income	Deficit	Holdings Limited	Interests	Equity (Deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2009	149,067,932	140,377	1,559,458	30,696	(484,925)	1,245,606	2,895	1,248,501

Net income	-	-	-	-	117,691	117,691	1,557	119,248
Foreign currency exchange translation adjustment, net of nil tax	-	-	-	(15,047)	-	(15,047)	-	(15,047)
Comprehensive income						102,644	1,557	104,201

Issuance costs	-	-	(1,353)	-	-	(1,353)	-	(1,353)
Ordinary shares issued in connection with exercise of share options	579,681	480	5,807	-	-	6,287	-	6,287
Acquisition of noncontrolling interest	-	-	(38)	-	-	(38)	(134)	(172)
Capital contributions to subsidiaries and VIEs from noncontrolling interest shareholders	-	-	-	-	-	-	2,326	2,326
Dividends paid by subsidiaries to noncontrolling interest shareholders	-	-	-	-	-	-	(2,005)	(2,005)
Share-based compensation	-	-	15,517	-	-	15,517	-	15,517
Balance as of December 31, 2010	149,647,613	140,857	1,579,391	15,649	(367,234)	1,368,663	4,639	1,373,302

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY (DEFiCIT) and comprehensive income (loss)

(Amounts in thousands, except share data)

				Accumulated		Equity
	Ordinary Shares		Additional	Other		attributable to
	Number of		Paid-in	Comprehensive	Accumulated	7 Days Group	Noncontrolling	Total
	Shares	Par Value	Capital	Income	Deficit	Holdings Limited	Interests	Equity (Deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2010	149,647,613	140,857	1,579,391	15,649	(367,234)	1,368,663	4,639	1,373,302

Net income	-	-	-	-	128,886	128,886	(14,903)	113,983
Foreign currency exchange translation adjustment, net of nil tax	-	-	-	(15,319)	-	(15,319)	-	(15,319)
Comprehensive income						113,567	(14,903)	98,664

Ordinary shares issued in connection with exercise of share options	284,322	223	3,136	-	-	3,359	-	3,359
Acquisition of noncontrolling interest	-	-	(2,735)	-	-	(2,735)	1,058	(1,677)
Capital contributions to VIEs from noncontrolling interest shareholders	-	-	-	-	-	-	2,200	2,200
Dividends paid by subsidiaries to noncontrolling interest shareholders	-	-	-	-	-	-	(3,347)	(3,347)
Share-based compensation	-	-	43,483	-	-	43,483	-	43,483
Balance as of December 31, 2011	149,931,935	141,080	1,623,275	330	(238,348)	1,526,337	(10,353)	1,515,984
Balance as of December 31, 2011- in US$		22,415	257,912	52	(37,869)	242,510	(1,645)	240,865

See accompanying notes to consolidated financial statements

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	(102,209)	119,248	113,983	18,109
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	146,173	180,763	245,415	38,993
Land use right expense	-	51	618	98
Loss on disposal of property and equipment	2,398	7,549	13,781	2,190
Impairment losses of property and equipment	-	5,471	13,060	2,075
Write-off of leasehold improvements due to early termination of a lease	2,879	3,898	1,916	304
Deferred income tax benefit	(19,333)	(12,459)	(25,421)	(4,039)
Share-based compensation expense	11,412	15,517	43,483	6,909
Equity in loss (income) of an affiliate	(23)	18	(120)	(19)
Change in fair value of ordinary share purchase warrants	76,376	-	-	-
Change in fair value of interest rate derivative contract	6	-	-	-
Amortization of debt issuance costs	9,185	-	-	-
Amortization of discount on senior notes payable	23,675	-	-	-
Loss on debt extinguishment	26,477	-	-	-
Provisions for doubtful accounts	-	-	5,700	906
Unrealized gain on foreign exchange	-	(6,373)	(13,214)	(2,099)

Changes in operating assets and liabilities, net of effect of acquisitions:
Pledged bank deposits	(1,423)	682	(15,134)	(2,405)
Accounts receivable	(1,092)	(2,248)	(965)	(153)
Prepaid rent	(2,776)	(85,643)	(74,129)	(11,778)
Other prepaid expenses and current assets	(3,138)	(14,589)	(11,877)	(1,888)
Hotel supplies	1,618	(14,470)	(5,915)	(940)
Amounts due from related parties	59	-	-	-
Rental deposits	820	(15,421)	(16,143)	(2,565)
Accounts payable	(8,550)	24,702	4,592	730
Bills payable	4,324	(6,342)	7,562	1,201
Accrued expenses and other payables	36,563	85,460	105,415	16,749
Amounts due to related parties	-	(162)	333	53
Income taxes payable	4,121	13,638	12,550	1,994
Accrued lease payments	17,523	38,929	55,044	8,746
Refundable deposits	24,250	(6,300)	(2,127)	(338)
Deferred revenue	(686)	(3,102)	(1,174)	(187)
Deferred rebate income	-	6,446	217	35

Net cash provided by operating activities	248,629	335,263	457,450	72,681

Cash flows from investing activities:
Purchases of property and equipment	(326,359)	(425,639)	(566,811)	(90,057)
Purchases of land use right	-	(24,713)	-	-
Payment for acquisitions of subsidiaries, net of cash acquired	-	-	(121,306)	(19,274)
Proceeds from disposal of property and equipment	-	-	12,120	1,926
Advances made to an affiliate	(365)	(770)	(51)	(8)
Collection of advances made to an affiliate	387	523	1,398	222
Advances made to related parties	-	(1,242)	(447)	(71)
Collection of advances made to related parties	-	1,242	447	71
Purchase of short-term investment	(293,737)	-	(10,000)	(1,589)
Proceeds from redemption of short-term investment	-	293,613	-	-

Net cash used in investing activities	(620,074)	(156,986)	(684,650)	(108,780)

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS – continued

(Amounts in thousands)

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon IPO	811,253	-	-	-
Issuance costs of ordinary shares upon IPO	(6,074)	(17,291)	(881)	(140)
Proceeds from exercise of employee share options	13,043	3,918	5,667	900
Repayment of senior notes	(546,488)	-	-	-
Decrease in restricted cash	51,381	-	-	-
Proceeds from bank loans	195,000	-	362,686	57,625
Repayment of bank loans	(85,000)	(110,000)	(28,000)	(4,449)
Proceeds from borrowings from related parties	-	3,222	-	-
Repayment of borrowings from related parties	(3,868)	(2,176)	(2,891)	(459)
Acquisition of noncontrolling interest	(445)	(172)	(1,677)	(266)
Capital contributions to subsidiaries and VIEs from noncontrolling interest shareholders	-	2,326	2,200	350
Dividends paid by subsidiaries to noncontrolling interests shareholders	-	(2,005)	(3,347)	(532)

Net cash provided by (used in) financing activities	428,802	(122,178)	333,757	53,029

Effect of foreign currency exchange rate changes on cash	163	(8,674)	(2,096)	(332)

Net increase in cash	57,520	47,425	104,461	16,598

Cash at beginning of year	283,850	341,370	388,795	61,773

Cash at end of year	341,370	388,795	493,256	78,371

Supplemental disclosures of cash flows information:

Interest paid, net of capitalized interest	63,787	1,842	6,006	954

Income taxes paid	10,260	34,654	49,130	7,806

Non-cash investing and financing activities:

Accounts payable for purchases of property and equipment at end of year	109,533	177,545	175,542	27,891

Bills payable for purchases of property and equipment at end of year	2,353	3,245	-	-

See accompanying notes to consolidated financial statements.

7 days group holdings limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share data)

1	PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION

(a)	Principal activities

7 Days Group Holdings Limited (the “Company”) was incorporated as a limited liability company in the Cayman Islands on October 25, 2004. The Company, its subsidiaries and variable interest entities (“VIEs”) (collectively, the “Group”) are principally engaged in the business of operating economy hotels in the People’s Republic of China (“PRC”) under the brand name “7 Days Inn”. The Group leases real estate properties on which it develops and operates hotels, and also licenses the “7 Days Inn” brand to hotel owners and manages these hotels. The former type of hotels is referred to as “leased-and-operated hotels” and the latter type of hotels is referred to as “managed hotels”. As of December 31, 2011, the Company has 944 operating hotels that are located in 141 cities in the PRC, 533 of which are managed hotels.

Leased-and-operated hotels

The Group leases properties from property owners, converts and renovates the properties into hotels, and then operates the hotels. The Group is responsible for repairs and maintenance and operating expenses of the properties over the term of the leases. The Group is also responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and staffs required to operate the hotels.

Managed hotels

The Group licenses the 7 Days brand to the property owners, lessees or existing hotel operators under a hotel management agreement (“hotel management agreement”). The Group is responsible for managing these hotels, including the hiring and appointing the hotel management personnel, training hotel managers and staffs, and managing sales, financial and operating performance. Under the hotel management agreement, each owner of a managed hotel is required to pay hotel management and service fees over the term of the hotel management agreement which is usually based on a percentage of the revenues of the managed hotel. The owners of the managed hotels are responsible for the costs of hotel development and operations. The term of the hotel management agreement ranges from 3 to 15 years and is renewable upon mutual agreement between the Group and the managed hotel owner.

(b)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company’s subsidiaries and VIEs, which are prepared in accordance with the accounting principles and the relevant financial regulations established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the PRC. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries and VIEs to present them in conformity with U.S. GAAP.

As of December 31, 2011, the Group’s current liabilities exceeded its current assets by RMB241,056 (US$38,300), which includes bank loans repayable within one year of RMB334,686 (US$53,176) (2010: nil). In preparing the consolidated financial statements, the management has considered the Group’s sources of liquidity and believes that adequate funding is available to fulfill the Group’s short-term obligations. Accordingly, the consolidated financial statements have been prepared on a basis that the Group will be able to continue as a going concern.

For the year ended December 31, 2011, the Group recorded a net cash inflow from operating activities of RMB457,450 (US$72,681), a net cash outflow from investing activities of RMB684,650 (US$108,780) and a net cash inflow from financing activities of RMB333,757 (US$53,029), which resulted in a net increase in cash of RMB104,461 (US$16,598).

In 2012 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operating activities to meet its debt obligations as they fall due. As of December 31, 2011, the Group had banking facilities with several PRC commercial banks for short-term loan borrowings up to an aggregate of RMB700,000, among which RMB334,686 were utilized. The management of the Company therefore believes that sufficient financing will be available to the Group to meet its obligations.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs which the Group is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property and equipment and intangible assets, salvage values of property and equipment, the recoverability of the carrying amount of property and equipment, goodwill and intangible assets, the determination of the fair value of share-based compensation awards, the accrual of the membership reward program costs, allowances for doubtful accounts and the realization of deferred tax assets. These estimates are often based on judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. The Group is also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as competition, litigation, legislation and regulations in the hotel industry.

(c)	Foreign currency transactions and translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company is the U.S. dollar, whereas the functional currency of the Company’s subsidiaries and VIEs is the RMB. Since the RMB is not a fully convertible currency, all foreign exchange transactions involving the RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

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

Assets and liabilities of the Company are translated into RMB using the exchange rates at each balance sheet date. Revenues and expenses of the Company are translated at average rates prevailing during the reporting period. Gains and losses resulting from translation of the Company’s financial statements into the RMB are recorded as a separate component of accumulated other comprehensive income within equity. Gains and losses on inter-company foreign currency transactions that are of a long-term investment nature are reported as other comprehensive income or loss in the same manner as translation adjustments.

For the convenience of the readers, the December 31, 2011 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.2939, being the noon buying rate for U.S. dollars in the City of New York in effect on December 30, 2011 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 30, 2011 or at any other date.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(d)	Cash

Cash consists of cash on hand and cash at banks. As of December 31, 2010 and 2011, cash was held on hand and major financial institutions located in the PRC and Hong Kong Special Administrative Region (“Hong Kong”) respectively. Management believes that these major financial institutions have acceptable credit rating.

	December 31,

	2010	2011	2011
	RMB	RMB	US$
Cash on hand	6,141	7,084	1,126
Cash in bank
PRC	360,042	473,340	75,206
Hong Kong	22,612	12,832	2,039
Subtotal	382,654	486,172	77,245

Total	388,795	493,256	78,371

(e)	Pledged bank deposits

Pledged bank deposits represent amounts held by financial institutions, as security for issuance of bills to the Group’s suppliers and the Group’s legal proceeding against a third party, both which are not available for the Group’s use. Upon maturity of the bills, which generally occur within 3 to 6 months after the issuance of the bills, the deposits are released by the financial institutions and become available for use by the Group. Bank deposits, which are pledged as security for the Group’s legal claim against a third party, are not available for the Group’s use but are expected to be released within one year for use by the Group. Pledged bank deposits are reported within cash flows from operating activities in the consolidated statements of cash flows.

(f)	Accounts receivable

Accounts receivable primarily represent amounts due from customers and amounts due from banks relating to payments settled by customers’ debit and credit cards. The Group reviews its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectability of the balance. In evaluating the collectability of an account receivable balance, the Group considers various factors, including the age of the balance, customer specific facts and economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. No allowance for doubtful accounts receivable has been provided for any of the periods presented because management of the Group believes all accounts receivable are fully collectible. The Group does not have any off-balance-sheet credit exposure related to its customers.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(g)	Short-term investment

In December 2011, the Group invested in a financial product offered by Industrial Bank Co., Ltd., which had a principal amount of RMB10,000 (US$1,589) and a fixed maturity date of 3 months. The investment product has no guarantee on the return and an interest cap of 5.6% per annum. In March, 2012, the investment was redeemed upon maturity at the principal amount plus interest equivalent to 5.6% per annum from the bank.

(h)	Long-lived assets

Property and equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated salvage value. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives.

Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between the net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expenses as incurred. The estimated useful lives of the Group’s property and equipment are as follows:

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

Intangible assets

Intangible assets consist of favorable lease contracts (note 2(o)) and brand name acquired in a business combination.

The brand name is amortized on a straight-line basis over the estimated useful life of 5 years.

The Company has adopted the straight-line basis because the pattern of the economic benefit of these intangible assets cannot be reliably determined over their estimated useful lives.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(h)	Long-lived assets – continued

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized.

Impairment of long-lived assets

Long-lived assets, including property and equipment and intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Impairment of long-lived assets of nil, RMB5,471 and RMB13,060 (US$2,075) was recognized for the years ended December 31, 2009, 2010 and 2011 (see note 4).

Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests.

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

The Group recognizes an impairment loss when there is a decline in value below the carrying value of the equity investment that is considered to be other-than-temporary. The process of assessing and determining whether impairment on an investment is other-than-temporary requires a significant amount of judgment. To determine whether impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee. There were no impairment charges on the equity investment for any of the periods presented.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(k)	Bills payable

Bills payable represent bills issued by financial institutions to the Group’s suppliers. The Group’s suppliers receive payments from the financial institutions directly upon maturity of the bills and the Group is obliged to repay the face value of the bills plus a bank charge of approximately 0.05% of the face amount to the financial institutions.

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

Revenues of the Group primarily represent room accommodation charges and merchandise sales. Revenues generated from room accommodation charges are recognized as earned, which is the date the customer occupies a room and collectability is reasonably assured. Revenues from food and beverage sales and souvenir card sales are recognized at the time of sale, which is the point in time when the customer pays for and accepts the item. Revenues from membership credit points sales are recognized upon usage of the respective credit points. For the years ended December 31, 2010 and 2011 the Group recognized revenues of RMB8,453 and RMB130 (US$21) from the usage of membership credit points sold. The outstanding advance payment received from membership credit points sales of RMB130 and nil was recorded as accrued expenses and other payables as of December 31, 2010 and 2011.

In April 2005, the Group established a life-time membership reward program. Membership is free of charge if registered through the internet. Prior to January 1, 2008, the Group charged a non-refundable one-time upfront membership fee from customers who purchased membership in the reward program at its hotels. The Group recognizes revenues from the membership fee over the expected term of the customer relationship of 10 years. Effective January 1, 2008, the Group discontinued charging customers an upfront membership fee for the membership reward program. In December 2010, the Group announced that membership accounts which have been inactive for a period in excess of 2 years are automatically closed. The remaining unrecognized portion of the membership fee relating to these closed membership accounts was recognized as revenue. For the years ended December 31, 2009, 2010 and 2011, the Group received membership fee of nil, nil and nil and recognized revenue of RMB686, RMB3,102 and RMB1,174 (US$187), respectively. The outstanding membership fee of RMB1,944 and RMB770 (US$122) was recorded as deferred revenue in the consolidated balance sheets as of December 31, 2010, 2011 respectively.

Revenues from managed hotels are derived from the hotel management agreements where the hotel owners are required to pay hotel management and service fees. Hotel management and service fees are recognized when the underlying service has been performed.

Revenues are recorded net of business tax and surcharges of RMB68,756, RMB88,124 and RMB124,560 (US$19,791) for the years ended December 31, 2009, 2010 and 2011, respectively.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(n)	Pre-operating expenses

Costs incurred prior to the commencement of operations of the Group’s hotels are expensed as incurred. Pre-operating expenses amounted to RMB17,649, RMB75,394 and RMB62,894 (US$9,993) for the years ended December 31, 2009, 2010 and 2011, respectively, of which RMB17,589, RMB70,011 and RMB59,071 (US$9,385) were included in hotel operating costs, nil, RMB1,021 and RMB507 (US$81) were included in sales and marketing expenses, and RMB60, RMB4,362 and RMB3,316 (US$527) were included in general and administrative expenses, respectively.

(o)	Operating leases

The Group leases properties for hotels and corporate office space under non-cancellable operating leases. Minimum lease payments are expensed on a straight-line basis over the term of the lease, including any periods of free rent. For lease agreements that contain free rent or escalating payment terms, the Group recognizes accrued lease payments for the difference between the amount of expense recognized on a straight-line basis and the amount of minimum lease payments made. Under the terms of the lease agreements, the Group has no legal or contractual asset retirement obligations at the end of the leases. The Group has entered into sublease contracts that are accounted as operating leases. For the year ended December 31, 2009, 2010 and 2011, sublease income of RMB8,517, RMB9,868 and RMB14,335 (US$2,278) were recognized and recorded as a reduction against the rental expense.

Favorable and unfavorable lease contracts, that are acquired in the purchases of hotels, are recorded in the balance sheet captions, “Intangible assets” and “Unfavorable lease contract liability”, respectively, and are amortized both on a straight-line basis over the remaining terms of the leases.

The favorable lease contracts are amortized on a straight-line basis over the remaining lease terms of 4-16 years. Unfavorable lease contracts are amortized over the remaining lease terms of 9-16 years.

In order to secure longer lease period of certain operating lease of properties, the Group makes advance payments to the lessors. Advance payments for future rent within 12 months are recorded as prepaid rent in the consolidated balance sheets and classified as current assets and amounted to RMB130,522 and RMB152,629 (US$24,250) as of December 31, 2010 and 2011, respectively. The amounts relating to rent due after 12 months are classified as non-current assets at the balance sheet dates and amounted to RMB20,630 and RMB73,419 (US$11,665) as of December 31, 2010 and 2011, respectively. The balance of the prepaid rent is reduced and charged to hotel operating costs over the lease term. The Group makes the prepayments without collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which expose the Group to the credit risks of the lessors.

(p)	Accrued membership reward program costs

Under the Group’s membership reward program, members enjoy discounts on room rates, receive priority in making hotel reservations, and accumulate membership credit points for their paid stays. When the credit points reach a specified level, members are eligible to redeem credit points earned for upgrades, free room nights or other gifts. The membership credit points expire after two years from the respective dates they are earned.

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

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(q)	Refundable deposits

Refundable bank deposits represent amounts held by the Group in order to secure the management hotel owners to perform their obligations stipulated in the hotel management agreements. Upon expiration of the agreement, deposits are released by the Group and refunded to the manage hotel owners.

(r)	Deferred rebate income

The Group entered into a contract with a bank for American Depositary Receipt (“ADR”) depository service of 10 years (the “service contract”). In order to secure the customer relationship, the bank provides rebates to the Group which is refundable to the extent of an early termination of the service contract by the Group. The Group recognizes revenue from the rebates over the contract term. For the years ended December 31, 2009, 2010 and 2011, the Group received rebates of nil, RMB7,162 and RMB860 (US$140) and recognized revenue of nil, RMB716 and RMB643 (US$102), respectively.

(s)	Retirement and other postretirement benefits

Pursuant to relevant PRC regulations, the Company’s PRC subsidiaries and VIEs are required to make contributions to various defined contribution plans organized by the PRC government. The contributions are made for each qualifying PRC employee at 12% on a standard salary base as determined by the PRC governmental authority. For the years ended December 31, 2009, 2010 and 2011, contributions to the defined contribution plans were RMB11,990, RMB14,138 and RMB16,879 (US$2,682), respectively.

The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

(t)	Share-based payments

The Group measures the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award (as measured based on the grant-date fair value of the equity instrument) is expensed on the grant date. For employee share options granted with graded vesting based only on a service condition, the Group treats each vesting tranche as a separate award with compensation cost for each award recognized over its vesting period.

When there is a modification of the terms and conditions of an award of equity instruments, the Company measures the pre-modification and post-modification fair value of the equity instruments as of the modification date and recognizes the incremental value as compensation cost over the remaining service period.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(u)	Earnings (losses) per share

Basic earnings (losses) per ordinary share is computed by dividing net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income attributable to 7 Days Group Holdings Limited is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. For the year ended December 31, 2009, the Company’s Series A convertible preferred shares, Series B convertible preferred shares and Series C convertible preferred shares were participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders. These participating securities were not included in the computation of basic loss per ordinary share in 2009 because the Company reported a net loss and, based on the contractual rights and obligations of these participating securities, these participating security holders had no obligation to share in the losses of the Company.

Diluted earnings (losses) per ordinary share is calculated by dividing net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. For the periods presented, ordinary share equivalents consisted of the ordinary shares issuable upon the exercise of the ordinary share purchase warrants and share options (using the treasury stock method), and upon the conversion of the Group’s Series A convertible preferred shares, Series B convertible preferred shares and Series C convertible preferred shares (using if-converted method). Potential dilutive securities are not included in the calculation of diluted earnings (losses) per share if the impact is anti-dilutive.

(v)	Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims that cover a wide range of matters, including, among others, fire prevention, environmental, public safety, health and sanitary regulations. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 450, Contingencies, an accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(w)	Statutory reserves

Under the PRC rules and regulations, the Company’s subsidiaries and VIEs incorporated in the PRC are required to transfer 10% of their net profit, as determined in accordance with the relevant PRC laws and regulations, to a statutory surplus reserve annually until the reserve balance reaches 50% of the respective subsidiaries’ or VIEs’ registered capital. The transfer to this reserve must be made before distribution of dividends to the shareholders can be made. The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance of the statutory surplus reserve after such issue is not less than 25% of the registered capital.

As of December 31, 2010 and 2011, the statutory surplus reserve recorded by the Company’s subsidiaries and VIEs incorporated in the PRC amounted to RMB12,828 and RMB21,050 (US$3,345), respectively.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(x)	Segment reporting

The Group’s chief operating decision maker has been identified as its Chief Executive Officer. The Group has one operating segment, namely hotel operation. All of the Group’s operations and customers are located in the PRC; consequently, no geographic information is presented.

(y)	Fair value measurements

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

ASC Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability.

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

The Group did not have any assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2010 and 2011.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(z)	Variable Interest Entities

During 2010 and 2011, the Group made investments in several entities in which it held 51% equity interest in each of the entities as of December 31, 2011. The remaining 49% equity interest in these entities is held by individuals (the 49% equityholders). These entities are established to open hotels to be operated as hotels to be acquired and then operated by the Group. The entities are VIEs because the total equity investment at risk (paid-in capital of RMB1.0 million) of each of these entities is not sufficient to finance their intended activities without additional subordinated financial support. The Group’s variable interests in the VIEs include (1) subordinated debt provided by the Group to the VIEs to support construction and ongoing operation of the VIEs, which contractually could be only provided by the Group and no other parties; (2) a call option granted by each VIE to the Group, which allows the Group to acquire the hotels opened by the VIE within 180 days after the commencement of operation of the hotel; and (3) 51% equity interest in each VIE.

Since the Group is the sole subordinated debt holder, the exclusive hotel management service provider, the call option holder and the 51% equityholder, the Group has the power to direct the most significant activities of VIEs, such as hotel development and construction, ongoing hotel operation and sale of hotels.

The Group has the obligation to absorb losses from VIEs that could potentially be significant to the VIEs due to the subordinated debt issued by the Group to the VIEs without pledge of assets and guarantee. Under the terms of equityholders agreement, all undistributed cumulative earnings of the VIEs are attributed to the 49% equityholders. Accordingly the Group does not have rights to any profits earned by the VIEs. Losses are allocated to the equityholders and the Group on the basis of their relative equity interests ownership.

The Group has (i) the power to direct the activities of the VIEs that most significantly impact their economic performance; and (ii) the obligation to absorb losses from the VIEs that could potentially be significant to them. Therefore, the Group is considered to be the primary beneficiary of the VIEs and the financial statements of the VIEs are consolidated in the Company’s consolidated financial statements.

The assets and liabilities of the VIEs as of December 31, 2010 and 2011 and revenues and net loss for the years ended December 31, 2010 and 2011 are as follows:

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(z)	Variable Interest Entities – continued

	December 31,
	2010	2011
	RMB	RMB
ASSETS

Current assets:
Cash	1,998	12,734
Accounts receivable	-	950
Other prepaid expenses and current assets	1,979	18,290
Hotel supplies	-	4,062
Total current assets	3,977	36,036

Property and equipment, net	-	114,088
Rental deposits	1,000	5,445
Total assets	4,977	155,569

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	205	48,297
Accrued expenses and other payables	-	5,834
Amount due to related parties (Note i)	-	17,529
Total current liabilities	205	71,660

Long-term borrowings from related parties (Note i)	3,000	114,017
Total liabilities	3,205	185,677

Equity:

Paid-in capital	2,000	6,000
Additional paid-in capital	-	4,302
Accumulated deficit	(228)	(40,410)
Total equity	1,772	(30,108)

Total liabilities and equity	4,977	155,569

Notes:

(i)	Amounts due to related parties represent the amount paid by two subsidiaries, 7 Days Inn (Shenzhen) Co., Ltd. (“7 Days Shenzhen”) and 7 Days Four Seasons Hotel (Guangzhou) Co., Ltd. (“7 Days Four Seasons”) on behalf of the managed hotels of the Group relating to daily hotel supplies. Amount due to related parties and long-term borrowings from related parties are eliminated on consolidation.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(z)	Variable Interest Entities – continued

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Revenues	-	-	22,005
Net loss	-	228	40,182

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Net cash used in operating activities (Note ii)	-	(3,002)	(25,665)
Net cash used in investing activities (Note ii)	-	-	(78,616)
Net cash provided by financing activities (Note ii)	-	5,000	115,017

Notes:

(ii)	Nil and RMB17,529 provided by operating activities for the years ended December 31, 2010 and 2011, nil and RMB21,120 provided by investing activities for the years ended December 31, 2010 and 2011, and RMB3,900 and RMB113,057 provided by financing activities for the years ended December 31, 2010 and 2011 are eliminated on consolidation.

All of the assets of the VIEs can be used only to settle obligations the VIEs. None of the assets of VIEs has been pledged or collateralized. The creditors of the VIEs do not have recourse to the general credit of the Group.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(aa)	Recently issued accounting standards

In May 2011, the FASB issued accounting guidance related to fair value measurements (ASC 820 Fair Value Measurements and Disclosures). The new guidance provides clarification to existing standards, and also provides new required disclosures, primarily related to Level 3 fair value measurements. This new guidance is effective during interim and annual periods beginning after December 15, 2011 and is to be applied prospectively. The Group’s adoption of this update is not expected to have an impact on the Group’s results of operations or financial position.

In June 2011, the FASB issued accounting guidance related to the presentation requirements for components of comprehensive income (ASC 220 Comprehensive Income). Under this guidance, entities will be required to report the components of net income and comprehensive income either in one continuous statement, or in two separate, but consecutive, statements. This guidance will be effective during interim and annual periods beginning after December 15, 2011 with early adoption permitted. The Group did not adopt the presentation requirements related to this update for the year ended December 31, 2011. This update relates to disclosure requirements only and as such will not impact the Group’s results of operations or financial position upon adoption.

In December 2011, the FASB issued Accounting Standard Update (“ASU”) No. 2011-11, Balance Sheet: Disclosures about Offsetting Assets and Liabilities, in relation to disclosing information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. This standard is effective for annual periods beginning January 1, 2013, and interim periods within those annual periods with retrospective application required. The Company does not expect that the adoption of this standard will have a material impact on its results of operations or financial position.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

3	OTHER PREPAID EXPENSES AND CURRENT ASSETS

Other prepaid expenses and current assets consist of the following:

		December 31,
		2010	2011	2011
		RMB	RMB	US$

Advances to employees		3,562	6,855	1,089
Prepaid advertising		4,508	3,581	569
Prepaid utilities and network expenses		8,188	11,142	1,770
Utility and other deposits		4,025	3,963	630
Receivables from managed hotels	Note (a)	4,900	11,965	1,901
Receivables from landlords (see Note 4)	Note (b)	5,500	6,728	1,069
Amounts due from option plan administrator	Note (c)	2,369	61	10
Prepaid maintenance & cleaning		1,124	3,460	550
Prepayment for hotel supplies		1,316	1,671	265
Prepaid rent for employee dormitory		1,411	1,703	271
Other		5,224	7,121	1,131

Total other prepaid expenses and current assets		42,127	58,250	9,255

Less: allowance for doubtful accounts	Note (b)	-	(5,700)	(906)

Other prepaid expenses and current assets, net		42,127	52,550	8,349

Notes:

(a)	Amounts represent primarily amount paid on behalf of managed hotels for procurement of daily hotel supplies and materials for hotel renovation projects.
(b)	Amount represents compensation receivables due from the landlords for early termination of leases and from adjudicated claim in relation to the cancellation of equity transfer agreement to acquire a hotel. As of December 31, 2010 and 2011, the Group recorded compensation receivables of RMB5.5 million and RMB1.0 million (US$0.2), respectively, for early termination of lease due to the demolition of the properties. In 2011, the Group recognized RMB5.7 million receivable in relation to an adjudicated claim against a third party for a lawsuit. As of December 31, 2011, the Group made a full allowance for the receivable from the adjudicated claim.
(c)	Amount represents receivables from option plan administrator relating to exercise of employee share options as of December 31, 2010 and 2011.

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2009, 2010 and 2011.

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Balance at the beginning of the year	-	-	-	-
Additions charged to bad debt expense for the year	-	-	(5,700)	(906)
Balance at the end of the year	-	-	(5,700)	(906)

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

4	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2010	2011	2011
	RMB	RMB	US$

Leasehold improvements	1,514,648	2,013,896	319,976
Hotel fixtures and equipment	238,401	305,844	48,594
Motor vehicles	542	550	87
Construction in progress	32,543	35,223	5,596
Total property and equipment	1,786,134	2,355,513	374,253
Less: Accumulated depreciation and amortization	(430,580)	(654,082)	(103,923)
Total property and equipment, net	1,355,554	1,701,431	270,330

Depreciation and amortization expense of property and equipment is allocated to the following expense items:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Hotel operating costs	144,417	178,279	241,020	38,294
Sales and marketing expenses	33	37	38	6
General and administrative expenses	1,723	2,447	4,233	673
Total depreciation and amortization expense	146,173	180,763	245,291	38,973

For the years ended December 31, 2009, 2010 and 2011, interest cost capitalized amounted to RMB1,077, RMB75 and nil, respectively.

During the year ended December 31, 2010, the Group recorded a receivable of RMB 5,500 from the landlord of one of the Group’s leased-and-operated hotels in exchange for the Group agreeing to early terminate an operating lease. The receivable was collected in January 2011. The Group recorded a net gain on early termination of the lease in the amount of RMB1,397, which represented the amount of cash settlement to be received net of the write-off of unamortized leasehold improvements of RMB3,898 and direct costs of RMB205. During the year ended December 31, 2011, the Group obtained RMB6,801 (US$1,081) compensation from the landlords of two of the Group’s leased-and-operated hotels in exchange for the Group agreeing to early terminate the operating lease. As of December 31, 2011, major portion of such compensation has been settled and RMB1,000 (US$159) was outstanding. The Group recorded net losses on early termination of such lease in the amount of RMB1,916 (US$304), which represented the amount of compensation net of the write-off of unamortized leasehold improvements of RMB8,717 (US$1,385). The net gain or losses has been included as a component of general and administrative expenses in the consolidated statements of operations.

The Group did not recognize any impairment losses for property and equipment for the year ended December 31, 2009. The Group recognized impairment losses of RMB5,471 and RMB13,060 (US$2,075) for the year ended December 31, 2010 and 2011, respectively, in respect of leasehold improvements and hotel fixtures and equipment of certain loss-making leased-and-operated hotels. The Group estimated that the carrying amounts of these leasehold improvements and hotel fixtures and equipment would not be recoverable through future cash flows. The fair value of the property and equipment was based on the discounted future cash flows of the assets. The impairment losses were included in general and administrative expenses in the consolidated statements of operations and amounted to nil, RMB5,471 and RMB13,060 (US$2,075) for the year ended December 31, 2009, 2010 and 2011, respectively.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

5	INTANGIBLE ASSETS AND UNFAVORABLE LEASE CONTRACT LIABILITY

Intangible assets consist of the following:

	December 31,
	2010	2011	2011
	RMB	RMB	US$

Favorable lease contracts	-	24,924	3,960
Brand name	-	5,626	894
Total intangible assets	-	30,550	4,854
Less: Accumulated amortization	-	(124)	(20)
Total intangible assets, net	-	30,426	4,834

Unfavorable lease contract liability

	December 31,
	2010	2011	2011
	RMB	RMB	US$

Unfavorable lease contracts	-	7,812	1,241
Less: Accumulated amortization	-	-	-
Unfavorable lease contract liability	-	7,812	1,241

Amortization expense of intangible assets is allocated to hotel operating costs and general and administrative expense respectively.

The estimated net amortization expenses of the Group’s intangible assets and unfavorable lease contracts for the next five years is as follows:

For the year ending December 31	Amortization for intangible assets	Amortization for unfavorable lease contracts	Net amortization
	RMB	RMB	RMB
2012	4,205	(676)	3,529
2013	4,205	(676)	3,529
2014	4,205	(676)	3,529
2015	4,205	(676)	3,529
2016	3,716	(676)	3,040
Thereafter	9,890	(4,432)	5,458
Total	30,426	(7,812)

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

6	INVESTMENT IN AND ADVANCES TO AN AFFILIATE

The Group acquired a 30% equity interest in Wuxi Shenglong Hotel Management Limited (“Wuxi Shenglong”) in March 2006. The 30% equity interest in Wuxi Shenglong is held directly by Mr. Zheng Nanyan, Chief Executive Officer and director of the Company, for the benefit of the Company pursuant to an agreement entered into between Zheng Nanyan and the Company. Wuxi Shenglong is engaged in the business of operating an economy hotel in Jiangsu, the PRC. The Group and other shareholders of Wuxi Shenglong make advances to Wuxi Shenglong in proportion to their respective percentage of equity interests in Wuxi Shenglong. As of December 31, 2010, the advances, net of repayment, made by the Group to Wuxi Shenglong to fund its operations amounted to RMB1,347. On May 1, 2011, the Group acquired the remaining 70% equity interest in Wuxi Shenglong for a cash consideration of RMB2,900 (US$461). Accordingly, Wuxi Shenglong has been consolidated and included in the Company’s consolidated financial statements from May 1, 2011 onwards.

7	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

		December 31,
		2010	2011	2011
		RMB	RMB	US$

Accrued payroll and employee benefits		78,106	96,870	15,391
Advance payments received from customers	Note (a)	38,195	65,025	10,331
Advance payments received from managed hotels for procurement	Note (b)	52,199	138,312	21,976
Accrued rent		14,067	15,302	2,431
Accrued business and surcharges taxes		13,870	16,466	2,616
Accrued membership reward program costs		5,460	2,327	370
Advance receipt of hotel service fees	Note (c)	14,780	17,288	2,747
Payables for acquisition of hotel assets	Note (d)	46,745	47,574	7,559
Other		17,628	19,144	3,042
Total accrued expenses and other payables		281,050	418,308	66,463

Notes:

(a)	Amounts represent primarily advance payments from corporate customers.
(b)	Amounts represent primarily advance payments received from managed hotels for procurement of daily hotel supplies and materials for hotel renovation projects.
(c)	Amounts represent primarily the advance payments of consultation fee from owners of managed hotels.
(d)	Amounts represent payables for acquired hotel assets, such as fixtures and equipment, etc.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

8	INCOME TAXES

The Company’s Hong Kong subsidiaries, PRC subsidiaries and VIEs file separate income tax returns.

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

PRC

Effective from January 1, 2008, under the new Enterprise Income Tax law (“new EIT law”) which was passed by the National People’s Congress on March 16, 2007, the PRC’s statutory income tax rate is 25%.

The new EIT law and its relevant regulations (i) provide a 5-year transition period from January 1, 2008 for companies established before March 16, 2007 and which were entitled to preferential lower tax rates under the then effective tax laws and regulations, and (ii) grandfather certain tax holidays. The transitional tax rates are 20%, 22%, 24% and 25% for 2009, 2010, 2011 and 2012 onwards, respectively. Prior to 2008, 7 Days Shenzhen and its branch hotels located in Shenzhen were subject to a preferential income tax rate of 15%. Further, 7 Days Shenzhen including all of its branch hotels were entitled to a tax holiday of a full year tax exemption followed by a two-year 50% tax exemption from 2007 to 2009.

During 2010, as a software development company, Guangzhou Seven Software Development Co., Ltd. (“Guangzhou Seven”) was entitled to a tax holiday of a two-year full tax exemption followed by a three-year 50% tax exemption from 2010 to 2014.

The Company’s PRC subsidiaries and VIEs are subject to income tax at 25% except for the following:

(i)	7 Days Shenzhen and its branch hotels located in Shenzhen are subject to income tax at 10%, 22%, 24% and 25% for 2009, 2010, 2011 and 2012 onwards, respectively; while its branch hotels located outside Shenzhen are subject to income tax rate at 12.5% for 2009, and at 25% from 2010 onwards.

(ii)	Guangzhou Seven was exempt from income tax in 2010 and 2011, and is subject to income tax at 12.5% from 2012 to 2014 and at 25% from 2015 onwards.

Under the new EIT law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from withholding tax. The Company plans to distribute the retained earnings of Guangzhou Seven to its Hong Kong holding company and has accrued deferred tax liabilities amounting to RMB3,031 (US$481) as of December 31, 2011. The Company has not provided for income taxes on accumulated earnings of 7 Days Shenzhen amounting to RMB70,183 and RMB98,831 (US$15,702) and other PRC subsidiaries amounting to RMB52,083 and RMB131,362 (US$20,871) that are subject to the PRC withholding tax at 10% as of December 31, 2010 and 2011, respectively, since these earnings are planned to be permanently reinvested. The estimated amounts of unrecognized deferred tax liabilities relating to the undistributed earnings of 7 Days Shenzhen amounted to RMB7,018 and RMB9,883 (US$1,570) and other PRC subsidiaries amounted to RMB5,208 and RMB13,136 (US$2,087) as of December 31, 2010 and 2011, respectively. Further, interest income on the loans advanced to the PRC entities by non-PRC-resident enterprises is subject to PRC interest withholding tax at 10%.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

8	INCOME TAXES – continued

The Group’s income (loss) before income taxes consists of the following jurisdictions:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Cayman Islands	(193,847)	2,150	7,698	1,223
PRC, excluding Hong Kong	86,727	151,949	140,507	22,323
Hong Kong	(41)	982	2,037	324
Total income (loss) before income taxes	(107,161)	155,081	150,242	23,870

The Group’s income tax benefit (expense) in the consolidated statements of operations consists of the following:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
PRC income tax
Current tax expense	(14,381)	(48,292)	(61,680)	(9,800)
Deferred tax benefit	19,333	12,459	25,421	4,039
Total income tax benefit (expense)	4,952	(35,833)	(36,259)	(5,761)

The reconciliation between the actual income tax benefit (expense) reported in the consolidated statements of operations and the amounts computed by applying the PRC statutory tax rate of 25%, (the PRC statutory tax rate was used because substantially all of the Company’s operations are in the PRC) to income (loss) before income taxes is as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Computed expected income tax benefit (expense)	26,790	(38,770)	(37,560)	(5,968)
Non-PRC entities not subject to income tax	(48,472)	783	2,434	387
PRC tax rate differential, preferential rate	2,645	1,129	223	35
Tax holiday (Note i)	5,289	1,229	4,693	746
PRC interest withholding tax	-	(937)	(1,383)	(220)
Non-deductible expenses
Staff costs	(4,299)	(1,787)	(3,420)	(544)
Entertainment expense	(590)	(494)	(2,141)	(340)
Interest expense	(280)	(305)	(863)	(137)
Other	(852)	(457)	(1,824)	(290)
Change in valuation allowance	24,721	3,776	6,613	1,051
PRC dividend withholding tax	-	-	(3,031)	(481)
Actual income tax benefit (expense)	4,952	(35,833)	(36,259)	(5,761)

Note:

(i)	The effect of tax holiday for the years ended December 31, 2009, 2010 and 2011 reduced/increased basic and diluted losses/earnings per ordinary share by RMB0.08, RMB0.01 and RMB0.03, respectively.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

8	INCOME TAXES – continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2010 and 2011 are presented below:

	December 31,
	2010	2011	2011
	RMB	RMB	US$
Deferred tax assets:
- Accrued lease payments	12,636	13,250	2,105
- Pre-operating expenses	1,297	419	67
- Tax losses carryforwards	23,643	34,999	5,561
- Deferred revenue	486	193	31
- Accrued membership reward program costs	1,951	582	92
- Share-based compensation	3,724	14,414	2,290
- Accrued expenses	9,696	15,253	2,424
- Allowance for doubtful accounts	-	1,425	226
- Unfavorable lease contract liability	-	1,953	310
- Property and equipment	1,368	4,632	736
Total gross deferred tax assets	54,801	87,120	13,842

Less: valuation allowance	(17,005)	(12,628)	(2,006)
Net deferred tax assets	37,796	74,492	11,836

Deferred tax liabilities:
- PRC dividend withholding tax	-	(3,031)	(481)
- Property and equipment	(1,919)	(1,627)	(259)
- Intangible assets	-	(7,584)	(1,205)
- Others	-	(877)	(140)
Total deferred tax liabilities	(1,919)	(13,119)	(2,085)

Net deferred tax assets	35,877	61,373	9,751

Classification on consolidated balance sheets:

Deferred tax assets
- Current	23,001	19,842	3,152
- Non-current	12,876	46,096	7,324
Deferred tax liabilities
- Non-current	-	(4,565)	(725)

The decrease in the valuation allowance during the years ended December 31, 2010 and 2011 were RMB3,776 and RMB4,377 (US$695), respectively. As of December 31, 2011, valuation allowances were provided against the deferred tax assets of certain subsidiaries, which were at cumulative loss positions. The decrease in valuation allowance in 2011 was mainly due to certain subsidiaries generated taxable income during 2011 and which are also expected to generate further taxable income in 2012 and onwards.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. As of December 31, 2011, the Group recognized net deferred tax assets of RMB74,492 (US$11,836), among which RMB32,796 (US$5,211) mainly relate to the tax benefits of (i) RMB54,753 (US$8,699) in gross tax loss carryforwards, which expire in varying amounts between 2012 and 2016, and (ii) RMB42,139 (US$6,695) in share-based compensation expense that are expected to be realized between 2013 and 2020. The realization of these tax benefits is dependent on the generation of sufficient taxable income prior to expiration of the tax loss carryforwards and at the time the share-based compensation expense is tax deductible. Management believes it is more likely than not that the Group will realize the benefits of deferred tax assets, net of the existing valuation allowances as of December 31, 2010 and 2011. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

8	INCOME TAXES – continued

As of December 31, 2011, tax loss carryforwards amounted to RMB139,996 (US$22,243), of which RMB11, RMB35,661, RMB24,502, RMB13,927 and RMB65,895 will expire if unused by the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

A reconciliation of the beginning and ending amount of the Company’s unrecognized tax benefits for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Balance at the beginning of the year	-	-	-	-
Increase related to prior year tax position	-	-	3,474	552
Increase related to current year tax position	-	-	3,170	503
Balance at the end of the year	-	-	6,644	1,055

Included in the balance of total unrecognized tax benefits as of December 31, 2011 was potential tax benefits of RMB6,644 (US$1,055) that, if recognized, would affect the effective rate. The Company is currently unable to provide an estimate of a range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. No interest and penalty expenses were recorded as of and for the years ended December 31, 2009, 2010 and 2011.

The Company’s PRC subsidiaries and VIEs file income tax returns in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The PRC income tax returns for the Company’s PRC subsidiaries and VIEs for the years beginning in 2006 are open to examination by the PRC state and local tax authorities.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

9	SHORT-TERM BANK LOANS

As of December 31, 2011, the Group’s short-term bank loans drawn from certain PRC commercial banks amounted to RMB334,686 (US$53,176). The maturity of the loans is from 6 to 12 months. The loans bear the interest rates from 7.216% to 7.544% per annum. No pledge of assets or guarantee is required for the short-term bank loans.

10	SENIOR NOTES PAYABLE AND ORDINARY SHARE PURCHASE WARRANTS

On September 10, 2007, the Company issued senior notes and 800 warrants to purchase ordinary shares for a total consideration of US$80,000 (RMB600,864). The total number of ordinary shares issuable upon the exercise of the 800 warrants was determined based on a formula defined in the respective agreement and in no event should exceed 7.5% of the then ordinary shares equivalents. Each of the senior notes and warrants is transferable separately and there are no terms requiring the surrender of senior notes when the warrants are exercised. Since the Company may be required to redeem the warrants for cash under the “put option” or “alternative put option” requirements, as described below, these warrants were classified as liabilities and considered detachable from the senior notes.

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

Debt issuance costs of senior notes amounted to US$3,890 (RMB29,216) and were amortized over the term of senior notes using the effective interest method. The amortization of debt issuance costs of RMB9,185 (US$1,346) for the year ended December 31, 2009 was recorded as interest expense in the consolidated statements of operations.

The Company recognized a discount on senior notes based on the estimated fair value of the related warrants at the issuance date of US$10,027 (RMB75,453). The discount was recorded as a reduction of the carrying value of the senior notes payable and was amortized over the term of the senior notes using the effective interest method.

On September 25, 2007, the Company entered into an interest rate derivative contract with a financial institution to limit the maximum interest rate exposure of the LIBOR portion of the senior notes to 6.0% per annum. The initial cost of the interest rate derivative contract was US$184 (RMB1,409). The estimated fair value of the interest rate derivative contract was determined by management based on a quotation obtained from a commercial bank, which is the quoted price for a similar derivative contract in an active market with the same remaining unexpired period. The change in the fair value of RMB6 for the year ended December 31, 2009, was recognized in interest expense in the consolidated statements of operations. The derivative contract was terminated in December 2009 upon the redemption of the senior notes.

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

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

10	SENIOR NOTES PAYABLE AND ORDINARY SHARE PURCHASE WARRANTS – continued

Subsequent to the warrants being initially recognized as a liability on the date of issuance, the changes in the fair value of the warrants were charged to the consolidated statements of operations.

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

The Series A Preferred Shares are not redeemable at the option of the holders or the Company. The Company has determined that there was no embedded beneficial conversion feature attributable to the Series A Preferred Shares at the issuance date since the initial conversion price of the Series A Preferred Shares of US$0.64 (RMB5.00) per share was greater than the estimated fair value of the Company’s ordinary shares of US$0.38 (RMB3.02) per share as of November 7, 2006.

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

The Series B Preferred Shares are not redeemable at the option of the holders. If the Company elects to redeem the Series B Preferred Shares (“Series B Preferred Shares”), the redemption price will be determined by mutual agreement among the Company and the holders of Series B Preferred Shares. The Company has determined that there was no embedded beneficial conversion feature attributable to the Series B Preferred Shares at the issuance date since the initial conversion price of the Series B Preferred Shares of US$1.91 (RMB14.64) per share was negotiated and agreed between the Company and the three parties on an arm’s length basis and was greater than the estimated fair value of the Company’s ordinary shares of US$1.41 (RMB10.79) per share.

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

The Series C Preferred Shares are not redeemable at the option of the holders or the Company. The Company has determined that there was no embedded beneficial conversion feature attributable to the Series C Preferred Shares at the issuance date since the initial conversion price of the Series C Preferred Shares of US$3.02 (RMB20.62) per share was greater than the estimated fair value of the Company’s ordinary shares of US$1.88 (RMB12.86) per share as of October 10, 2008.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

11	SERIES A, SERIES B AND SERIES C CONVERTIBLE PREFERRED SHARES – continued

Because the Company’s IPO in November 2009 was not a Qualified IPO (A Qualified IPO is defined as an IPO of the Company’s shares on a recognized stock exchange with minimum market capitalization as stated in the related Preferred Share Subscription Agreements), the Company’s five ordinary shareholders and holders of Series B Preferred Shares transferred a total of 234,779 ordinary shares and 922,758 Series B Preferred Shares to the holders of Series C Preferred Shares for nominal consideration in 2009.

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

As of December 31, 2008, RMB1,418 representing the difference between the total amount received from the shareholders of US$7,322 (RMB60,084) and the total issue price of the 60,000,000 ordinary shares issued of US$7,500 (RMB61,502) was recorded as subscription receivable and presented as a reduction of equity (deficit).

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

On November 25, 2009, 5,454,545 ordinary shares were issued upon the exercise of the ordinary share purchase warrants.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

13	REVENUES

Revenues by each major category are analyzed as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Room accommodation	1,082,565	1,345,457	1,752,107	278,381
Revenue from managed hotels	7,652	89,702	179,334	28,493
Food, beverage and others sales	21,954	31,013	35,073	5,573
Souvenir card sales	28,458	20,466	34,917	5,548
Membership credit points sales	-	8,453	130	21
Membership reward program	686	3,102	1,174	187
Deferred rebate income	-	716	643	102
Total revenues	1,141,315	1,498,909	2,003,378	318,305

14	HOTEL OPERATING COSTS

Hotel operating costs consist of the following:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Rent expense	351,945	444,731	571,351	90,779
Staff costs	203,942	233,169	317,374	50,426
Depreciation and amortization	144,417	178,279	241,020	38,294
Hotel supplies	59,392	63,888	97,452	15,484
Utilities	90,542	106,633	145,468	23,113
Laundry expense	30,837	35,663	51,967	8,257
Internet and telecommunication expense	16,777	23,109	30,206	4,799
Costs of souvenir, food and beverage	24,962	31,571	45,855	7,286
Other	48,736	65,884	92,567	14,706
Total hotel operating costs	971,550	1,182,927	1,593,260	253,144

Other mainly includes repairs and maintenance expense, staff uniform costs and traveling expense.

15	SHARE-BASED PAYMENTS

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

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

15	SHARE-BASED PAYMENTS – continued

Employee Share Option Grants

During 2009, the Company granted a total of 1,223,300 share options to certain management employees with contractual terms ranging from nine to ten years. The exercise price of these share options ranges from US$3.30 to US$3.60 per share and the grant-date fair value of these share options amounted to RMB8,027 (US$1,175).

During 2010, the Company granted 62,960 share options to certain management employees with contractual terms ranging from seven to ten years. The exercise price of these share options ranges from US$4.16 to US$4.70 per share and the grant-date fair value of these share options amounted to RMB928 (US$137).

During 2011, the Company granted a total of 230,000 share options to certain management employees with a contractual term of seven years. The exercise price of these share options ranges from US$5.79 to US$7.25 per share and the grant-date fair value of these share options amounted to RMB4,997 (US$774).

On December 20, 2011, the Company modified the exercise price of the 242,960 share options granted during 2010 and 2011 with exercise price ranging from US$4.70 to US$7.25, to US$3.79 per share. At the date of modification 239,720 share options out of the 242,960 share options were unvested and expected to vest under the original service periods. The Company determined the incremental compensation cost of RMB268 (US$43) for the modification by comparing the fair value of the modified award to the fair value of the original award measured immediately before the exercise price was modified. The Company recognized RMB43 (US$7) of the incremental compensation cost immediately for the vested share options as of the modification date and the rest ratably over the remaining vesting periods of the award.

All the share options have similar vesting terms, in which 25% of the share options vest and become exercisable ranging from five to twelve months after the grant date and the remaining 75% of the share options vest over the following three years in six equal installments. The Company recognizes the grant-date fair value of the employee share options of each tranche on a graded vesting schedule over each tranche’s vesting period, respectively.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

15	SHARE-BASED PAYMENTS – continued

A summary of the share options granted and the activity during the three-year period ended December 31, 2011 is as follows:

		Weighted		Weighted average
	Number of	average		remaining	Aggregate
	options	exercise price		contractual term	intrinsic value

Outstanding as of January 1, 2009	5,743,352	US$	0.91
Granted	1,223,300	US$	3.37
Forfeited	(273,875)	US$	2.00
Cancelled	(83,250)	US$	0.85
Exercise on October 30, 2009	(3,648,352)	US$	0.52

Outstanding as of December 31, 2009	2,961,175	US$	2.31
Granted	62,960	US$	4.08
Forfeited	(162,383)	US$	2.38
Exercise	(579,681)	US$	1.59

Outstanding as of December 31, 2010	2,282,071	US$	2.54

Granted	230,000	US$	3.79
Forfeited	(140,815)	US$	2.80
Exercise	(279,822)	US$	1.83

Outstanding as of December 31, 2011	2,091,434	US$	2.74	6.30 years	US$	2,093

Vested and expected to vest as of December 31, 2011	2,091,434	US$	2.74	6.30 years	US$	2,093

Exercisable as of December 31, 2011	1,383,898	US$	2.33	5.80 years	US$	1,925

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was US$0.96, US$2.18 and US$3.37 per share, respectively. The Company calculated the fair value of the share options on the date of grant using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

15	SHARE-BASED PAYMENTS – continued

	Awards granted	Awards granted	Awards granted
	in 2009	in 2010	in 2011

Expected volatility	56.52%–56.73%	42.37%–57.53%	43.55%–69.18%
Expected dividend yield	0%	0%	0%
Weighted average risk-free interest rate	2.39%–2.56%	1.87%–2.43%	1.72%–2.82%
Option life (in years)	9.77–10.00	6.83–10.00	7.00
Estimated fair value of underlying ordinary shares	17.40–18.79	28.42–42.69	35.92–48.49
Grant-date fair value of share options	6.27–7.43	13.00–21.50	21.40–22.92

For the years ended December 31, 2009 and 2010, because the Company’s ordinary shares have a limited trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in a similar industry. For the year ended December 31, 2011, the Company estimates the expected volatility based on the historical volatility of the Company and the historical volatilities of comparable publicly traded companies engaged in a similar industry. The Company uses historical data to estimate employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

Prior to the initial public offering, the estimated fair value of the underlying ordinary shares on each date of grant was determined by management based on a retrospective valuation conducted by an independent valuation firm, using the income approach, which requires the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

A summary of the share-based compensation expense for share options is as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Hotel operating costs	1,641	1,234	1,721	273
Sales and marketing expenses	678	255	261	42
General and administrative expenses	8,718	4,505	21,943	3,487
Total share-based compensation expense	11,037	5,994	23,925	3,802

The total intrinsic value of share options exercised during the years ended December 31, 2009, 2010 and 2011 amounted to RMB78,299, RMB25,503 and RMB8,997 (US$1,430), respectively. The intrinsic value is calculated as the difference between the estimated fair value of the underlying ordinary share on the date of exercise and the exercise price of the shares. For the options exercised on October 30, 2009, the fair value of the underlying ordinary share on the date of exercise was determined by management to be the IPO price as the share options were exercised near the Company’s IPO date on November 25, 2009.

As of December 31, 2011, there were unrecognized compensation costs of approximately RMB11,738 (US$1,865) related to unvested share options. These costs are expected to be recognized over the remaining weighted-average vesting period of 1.1 years.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

15	SHARE-BASED PAYMENTS – continued

Conditional Share Options Grants

During 2009, the Company granted 347,300 share options to certain management employees with contractual terms ranging from 10 to 10.3 years. The exercise price of these share options ranges from US$3.30 to US$3.60 per share and the grant-date fair value of these share options amounted to RMB2,418 (US$354).

During 2010, the Company granted 3,604,800 share options to certain management employees with contractual terms ranging from 6.8 to 10 years. The exercise price of these share options ranges from US$3.58 to US$6.26 per share and the grant-date fair value of these share options amounted to RMB72,146 (US$10,835).

During 2011, the Company granted 1,165,600 share options to certain management employees with contractual terms ranging in 7 years. The exercise price of these share options ranges from US$5.79 to US$7.25 per share and the grant-date fair value of these share options amounted to RMB25,325 (US$3,921).

On December 20, 2011, the Company modified the exercise price of the 4,370,400 share options granted during 2010 and 2011 with exercise price ranging from US$4.70 to US$7.25, to US$3.79 per share. At the date of modification 3,569,200 share options out of the 4,370,400 share options were unvested and expected to vest under the original service periods. The Company determined the incremental compensation cost of RMB4,822 (US$766) for the modification by comparing the fair value of the modified award to the fair value of the original award measured immediately before the exercise price was modified. The Company recognized RMB776 (US$123) of the incremental compensation cost immediately for the vested share options as of the modification date and the rest ratably over the remaining vesting periods of the award.

The conditional share options granted by the Company have the same vesting term, which is 25% of the share options granted shall vest and become exercisable ranging from ten months to twelve months after the grant dates and the remaining 75% of the share options shall vest over the following three years in six equal installments.

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

There were no conditional share options granted prior to 2009. A summary of the conditional share options granted during the two-year period ended December 31, 2011 is as follows:

		Weighted		Weighted average
	Number of	average		remaining	Aggregate
	options	exercise price		contractual term	intrinsic value

Granted in 2009	347,300	US$	3.47

Outstanding as of December 31, 2009	347,300	US$	3.47

Granted in 2010	3,604,800	US$	3.77

Outstanding as of December 31, 2010	3,952,100	US$	3.74

Granted	1,165,600	US$	3.79
Forfeited	(171,871)	US$	3.76
Exercise	(4,500)	US$	3.79

Outstanding as of December 31, 2011	4,941,329	US$	3.75	6.22 years	US$	135

Vested and expected to vest as of December 31, 2011	4,941,329	US$	3.75	6.22 years	US$	135

Exercisable as of December 31, 2011	1,034,882	US$	3.72	6.27 years	US$	54

The weighted-average grant-date fair value of the conditional options granted during the years ended December 31, 2009, 2010 and 2011 was US$1.02, US$3.01 and US$3.37 per share, respectively. The fair value of the conditional share options is estimated on the respective grant dates using the same option valuation model used for the unconditional employee share options and assumes the performance criteria will be achieved. The assumptions used in estimating the fair value of the conditional share options are the same as those noted in the table related to the unconditional employee share options. The grant-date fair value of the conditional share options are set out below:

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

15	SHARE-BASED PAYMENTS – continued

	Awards granted	Awards granted	Awards granted
	in 2009	in 2010	in 2011
Grant-date fair value of
share options	6.33-7.43	10.52-21.50	21.40-22.92

The grant-date fair value of the conditional share options is recognized in the consolidated statements of operations on a graded vesting schedule for each tranche to the extent that the achievement of the performance conditions is probable. Based on management’s estimate, it is probable that all the employees will meet the performance criteria over the performance period.

A summary of the share-based compensation expense for the conditional share options is as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Hotel operating costs	154	785	830	132
Sales and marketing expenses	-	12	833	132
General and administrative expenses	221	8,726	17,895	2,843
Total share-based compensation expense	375	9,523	19,558	3,107

As of December 31, 2011, there were unrecognized compensation costs of approximately RMB27,732 (US$4,406) related to non-vested conditional share options. These costs are expected to be recognized over a remaining weighted-average vesting period of 2.8 years.

16	FINANCIAL INSTRUMENTS

The fair values of cash, pledged bank deposits, accounts receivable, accounts payable, bills payable, accrued expenses and other payables, and amounts due to related parties approximate their respective carrying amounts due to their short-term nature.

The following table summarizes the carrying amounts and the estimated fair values of the Group’s short-term bank loans, short-term investment and borrowings from related parties:

	December 31,
	2010		2011
	Carrying amount	Fair value	Carrying amount	Fair value

Short-term bank loans	-	-	334,686	334,686
Borrowings from related parties	4,279	4,298	1,388	1,388
Short-term investment	-	-	10,000	10,083

The fair values were estimated by discounting the future cash flows using interest rates which approximate the rate for which financial institutions would charge borrowers with similar credit ratings and remaining maturities.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

17	EARNINGS (LOSSES) PER SHARE

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Numerator:
Net income (loss) attributable to 7 Days Group Holdings Limited	(103,954)	117,691	128,886	20,477
Deemed dividends to Series C convertible preferred shareholders	(28,993)	-	-	-
Net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders	(132,947)	117,691	128,886	20,477

Denominator:
Weighted average number of ordinary shares	69,044,665	149,169,106	149,811,784	149,811,784
Plus dilutive effect of outstanding share options	-	1,164,647	1,661,282	1,661,282
Weighted average number of ordinary shares	69,044,665	150,333,753	151,473,066	151,473,066

Basic earnings (losses) per ordinary share	(1.93)	0.79	0.86	0.14

Diluted earnings (losses) per ordinary share	(1.93)	0.78	0.85	0.14

The net loss for the year ended December 31, 2009, has not been allocated to the Series A, B or C Preferred Shares because the holders of these shares do not have an obligation to share in such losses.

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

The computation of diluted loss per share for the years ended December 31, 2009 did not assume the ordinary shares issuable from ordinary share equivalents because the inclusion of such securities would be anti-dilutive.

During the year ended December 31, 2010 and 2011, the Company’s dilutive potential ordinary shares outstanding consisted of share options. The computation of diluted earnings per share for years ended December 31, 2010 and 2011 was based on net income attributable to ordinary shareholders of RMB117,691 and RMB128,886 and included the potential dilutive effect of 2,566,411 and 7,331,267 ordinary shares issuable upon exercise of employee share options by applying treasury stock method respectively. The Company excluded 3,667,760 and nil ordinary shares issuable upon exercise of employee share option in the calculation of diluted earnings per share for the years ended December 31, 2010 and 2011, respectively, as their effect would be anti-dilutive.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

18	RELATED PARTY TRANSACTIONS

The significant related party transactions are summarized as follows:

		Year ended December 31,
		2009	2010	2011	2011
		RMB	RMB	RMB	US$

Revenues from related parties	Note (a)	46	-	-	-
Rent expense	Note (b)	5,131	5,131	5,131	815
Borrowings from related parties	Note (c)	-	3,222	-	-
Repayment of borrowings from related parties	Note (c)	3,868	2,338	2,891	459
Interest expense on borrowings	Note (c)	389	75	-	-
Advances made to related parties	Note (d)	-	1,242	447	71
Collection of advances made to related parties	Note (d)	-	1,242	447	71
Commission made to related parties	Note (e)	-	-	1,373	218

The amounts due to the related parties are summarized as follows:

		December 31,
		2010	2011	2011
		RMB	RMB	US$
Amounts due to related parties– current
Guangzhou Haoai Information Technology Co.,Ltd	Note (e)	-	322	51
Others		-	11	2
Total amount due to related parties
– current		-	333	53
Borrowings from related parties – non-current
Beijing Impression Hotel Management Co., Ltd.	Note (c)	604	-	-
Zhuang Qineng and Zhuang Shishi	Note (c)	35	-	-
Qise Tiandi (Beijing) Consulting Co., Ltd.	Note (c)	418	-	-
Zhang Shuhong	Note (c)	1,022	-	-
Meng Huifen	Note (c)	2,200	1,388	221
Total borrowings from related parties
– non-current		4,279	1,388	221

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

18	RELATED PARTY TRANSACTIONS – continued

Notes:

(a)	Wuxi Shenglong entered into a hotel management agreement with the Group under which Wuxi Shenglong is required to pay management and service fees based on a percentage of Wuxi Shenglong’s profit before income taxes. Since Wuxi Shenglong suffered losses during the year ended December 31, 2010, no hotel management and service fees were charged for the year ended December 31, 2010. During 2011, the Group acquired the remaining 70% of the equity interests of Wuxi Shenglong on May 1, 2011 and it became a wholly owned subsidiary of the Company. Thus no hotel management and service fees were charged for the year ended December 31, 2011.

(b)	The Group entered into operating lease agreements with certain noncontrolling interest shareholders of the Group’s subsidiaries. The related rent expense incurred during the years ended December 31, 2009, 2010 and 2011 amounted to RMB5,131, RMB5,131 and RMB5,131 (US$815), respectively.

(c)	Borrowings from related parties as of December 31, 2010 and 2011 consisted of debt borrowed from the noncontrolling interest shareholders of the Group’s subsidiaries by the respective subsidiaries. Details of the noncontrolling interest shareholders for such borrowings are listed out below:

Beijing Impression Hotel Management Co., Ltd. is the 30% noncontrolling interest shareholder of one of the Group’s subsidiaries, Beijing 7 Days Impression Hotel Management Co., Ltd.

Zhuang Qineng and Zhuang Shishi are the noncontrolling interest shareholders of one of the Group’s subsidiaries, Shenzhen 7 Days Baoda. As of December 31, 2009, 2010 and 2011, Zhuang Qineng and Zhuang Shishi, in aggregate, owned 35% of the equity interest in Shenzhen 7 Days Baoda.

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

Zhang Shuhong is the 35% noncontrolling interest shareholder of one of the Group’s subsidiaries, Ningbo Yiju Business Hotel Management Co., Ltd.

Meng Huifen is the 20% noncontrolling interest shareholder of one of the Group’s subsidiaries, Chengdu Four Seasons 7 Days Hotel Management Co., Ltd.

The Group repaid RMB2,891 of the borrowings from related parties during 2011. As of December 31, 2011, the balance represents debt borrowed from Meng Huifeng of RMB1,388. It is unsecured and interest free and it is not expected to be repaid within 12 months.

(d)	During 2010 and 2011, the Group paid salary on behalf of Guangzhou Haoai Information Technology Co.,Ltd, (“Haoai”), a subsidiary of Guangzhou Dian Xing Culture Communication Co., Ltd. (“Dian Xing”) which is controlled by Zheng Nanyan. All the payments made on behalf of Haoai were repaid in full in the current year.

(e)	During 2011, the Group entered into an agreement with Haoai under which the Group is required to pay commission to Haoai when the hotel room night booking is made via internet platform hosted by Haoai. The related commission expense incurred during the year ended December 31, 2011 amounted to RMB1,373 (US$218).

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

19	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group leases real estate properties on which it develops and operates hotels under operating lease agreements. The terms of these leases range from 10 to 15 years. Future minimum lease payments under these non-cancellable operating lease agreements as of December 31, 2011 are as follows:

Year ending December 31,	RMB	US$

2012	533,215	84,719
2013	648,323	103,008
2014	662,599	105,276
2015	663,961	105,493
2016	653,537	103,837
Thereafter	3,192,620	507,256
Total	6,354,255	1,009,589

(b)	Capital commitments

As of December 31, 2011, the Group had contractual capital commitments of RMB54,718 (US$8,694) for construction of leasehold improvements.

(c)	Legal proceedings

In 2011, the landlord of a managed hotel brought a lawsuit alleging that 7 Days Shenzhen ceased the operation of the managed hotel unilaterally and requested compensation of RMB8,000 (US$1,271) in the PRC. Based on the information currently available and the opinion from the Group's external legal counsel, management considers that no accrual is required to be made as of December 31, 2011 in respect of this lawsuit because the likelihood of an adverse outcome is not probable.

The Group is also involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Group’s consolidated financial position, results of operations, or liquidity.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

20	BUSINESS COMBINATIONS

Acquisition of Huatian Star

On December 20, 2011, 7 Days Four Seasons entered into an agreement with shareholders of Hunan Huatian Star Hotel Management Ltd. (“Huatian Star”) to acquire 100% equity interest of Huatian Star in exchange for a consideration of RMB136.0 million in cash.

Huatian Star is incorporated in the PRC and is engaged in the business of operating economy hotel. The acquisition allows the Group to expand its presence in the 12 cities which Huatian Star currently has operations and to enhance the Group’s market share in those local markets.

The acquisition was consummated on December 31, 2011, which is the date 7 Days Four Seasons obtained a 100% controlling financial interests in Huatian Star and all conditions of the acquisition, including obtaining government approvals and the transfer of the business registration, were met or obtained.

This acquisition transaction was accounted for under the acquisition method in accordance with ASC Topic 805, Business Combinations, and resulted in Huatian Star becoming a consolidated subsidiary of the Company.

The following table summarizes the fair value of the assets acquired and liabilities assumed in Huatian Star at the date of acquisition.

RMB
Consideration
Cash	136,000

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	1,366
Accounts receivable	111
Other prepaid expense and current assets	5,851
Hotel supplies	3,142
Property and equipment	83,232
Intangible assets	29,629
Deferred tax assets	7,659
Accounts payable	(12,222)
Accrued expense and other payables	(27,895)
Unfavorable lease contract liability	(7,812)
Deferred tax liabilities	(7,407)
Total identifiable assets acquired and liabilities assumed	75,654

Goodwill	60,346
Total	136,000

The goodwill resulting from this transaction is primarily attributed to the synergies and economics of scale anticipated to be achieved from combining the operations of the Group and Huatian Star. Goodwill is allocated to the enterprise level. None of the goodwill is expected to be deductible for income tax purpose.

Acquisition related costs were minimal and included in the general and administrative expenses.

7 DAYS GROUP HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued (Amounts in thousands, except per share data)

20	BUSINESS COMBINATIONS – continued

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information presents the consolidated results of operation of the Company as if the acquisitions of Huatian Star had been completed on January 1, 2010. The unaudited pro forma financial information is supplemental information only and is not necessarily indicative of the Company’s consolidated results of operations actually would have been had the acquisition been completed on January 1, 2010. In addition, the unaudited pro forma financial information does not attempt to project the future consolidated results of operations of the Company after the acquisition.

	Year ended December 31 ,
	2010	2011
	RMB	RMB

Revenues	1,570,846	2,103,265

Net income	98,619	113,441

Basic earnings per ordinary share	0.66	0.76

Diluted earnings per ordinary share	0.66	0.75

