Form 20-F
period 2012-12-31
7 Days Group Holdings LTD
filed 2013-04-10
CIK 1434220

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 146,950,151 ordinary shares.

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

7 DAYS GROUP HOLDINGS LIMITED

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our” and “7 Days Inn” refer to 7 Days Group Holdings Limited, a Cayman Islands company, its subsidiaries and variable interest entities;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“conversion” with respect to our leased-and-operated hotels and managed hotels means the renovations and leasehold improvements undertaken to convert an existing real estate property into a leased-and-operated hotel or a managed hotel;

•	“conversion costs” with respect to our leased-and-operated hotels includes costs incurred during the construction and installation of leasehold improvements for our leased-and-operated hotels, which are initially capitalized as construction in progress and reflected in “Property and equipment” on our balance sheet before being transferred to leasehold improvements when the assets are ready for their intended use, at which time depreciation commences, but excluding rent expense and other miscellaneous expenses such as staff costs, which are expensed as incurred;

•	“LIBOR” refers to the London Interbank Offered Rate;

•	“occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period;

•	“our hotels” refers, collectively, to our leased-and-operated hotels and our managed hotels;

•	“RevPAR” represents revenue per available hotel room, which is calculated by dividing total hotel room revenues by the total number of hotel rooms available to rent in a given period or by multiplying average daily rates and occupancy rates in a given period;

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•	“shares” or “ordinary shares” refers to our ordinary shares, and “preferred shares” refers to our Series A preferred shares, Series B preferred shares and Series C preferred shares, collectively. All of our preferred shares converted into ordinary shares in connection with the completion of our initial public offering of ADSs in November 2009, or the IPO.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income, audited consolidated statement of changes in equity and audited consolidated statement of cash flows for the years ended December 31, 2010, 2011 and 2012 and audited consolidated balance sheets as of December 31, 2011 and 2012.

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

A. Selected Consolidated Financial Data

The selected consolidated statement of comprehensive income for the years ended December 31, 2010, 2011 and 2012, the selected consolidated statement of cash flows data for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012, were derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated statement of comprehensive income for the years ended December 31, 2008 and 2009, the selected consolidated statement of cash flows data for the years ended December 31, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010, were derived from our audited consolidated financial statements not included in this annual report. The following consolidated financial data summary for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” below.

Our historical results for any prior period are not necessarily indicative of results to be expected for any future periods.

Selected Consolidated Statement of Comprehensive Income:

	Year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Revenues	721,434	1,141,315	1,498,909	2,003,378	2,557,185	410,456

Operating costs and expenses(1):
Rent expense	(295,595)	(351,945)	(444,731)	(571,351)	(707,692)	(113,592)
Staff costs	(164,922)	(203,942)	(233,169)	(317,374)	(406,623)	(65,267)
Depreciation and amortization	(88,939)	(144,417)	(178,279)	(241,020)	(314,189)	(50,431)
Hotel supplies	(49,331)	(59,392)	(63,888)	(97,452)	(135,112)	(21,687)
Utilities	(57,511)	(90,542)	(106,633)	(145,468)	(190,030)	(30,502)
Others	(73,906)	(121,312)	(156,227)	(220,595)	(279,862)	(44,921)
Hotel operating costs	(730,204)	(971,550)	(1,182,927)	(1,593,260)	(2,033,508)	(326,400)
Sales and marketing expenses(1)(2)	(36,897)	(30,824)	(39,557)	(49,222)	(82,116)	(13,181)
General and administrative expenses(1)(2)	(93,631)	(65,074)	(122,371)	(209,786)	(201,271)	(32,306)

Total operating costs and expenses	(860,732)	(1,067,448)	(1,344,855)	(1,852,268)	(2,316,895)	(371,887)

Income (loss) from operations	(139,298)	73,867	154,054	151,110	240,290	38,569

Other income (expense):
Interest income	2,395	3,669	3,127	6,224	7,887	1,266
Interest expense	(84,470)	(81,867)	(2,082)	(7,212)	(21,459)	(3,444)
Loss on debt extinguishment	—	(26,477)	—	—	—	—
Change in fair value of ordinary share purchase warrants	10,484	(76,376)	—	—	—	—
Equity in income (loss) of an affiliate	186	23	(18)	120	—	—
Income (loss) before income taxes	(210,703)	(107,161)	155,081	150,242	226,718	36,391
Income tax benefit (expense)	781	4,952	(35,833)	(36,259)	(67,540)	(10,841)
Net income (loss)	(209,922)	(102,209)	119,248	113,983	159,178	25,550
Net loss (income) attributable to noncontrolling interests	(608)	(1,745)	(1,557)	14,903	16,867	2,707

Net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders	(210,530)	(103,954)	117,691	128,886	176,045	28,257
Other comprehensive loss
Foreign currency translation adjustment loss, net of nil tax			(15,047)	(15,319)	(1,051)	(169)
Comprehensive income			104,201	98,664	158,127	25,381
Less: comprehensive loss (income) attributable to noncontrolling interest			(1,557)	14,903	16,867	2,707

Deemed dividends to Series C convertible preferred shareholders	—	(28,993)	—	—	—	—
Comprehensive income attributable to 7 Days Group Holdings Limited ordinary shareholders	(210,530)	(132,947)	102,644	113,567	174,994	28,088
Basic earnings (losses) per ordinary share	(3.51)	(1.93)	0.79	0.86	1.18	0.19
Diluted earnings (losses) per ordinary share	(3.51)	(1.93)	0.78	0.85	1.18	0.19

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

Hotel operating costs (staff costs)	(3,584)	(1,795)	(2,019)	(2,551)	(1,722)	(277)

Sales and marketing expenses	(1,163)	(678)	(267)	(1,094)	(2,482)	(398)

General and administrative expenses	(22,474)	(8,939)	(13,231)	(39,838)	(22,923)	(3,679)
Total	(27,221)	(11,412)	(15,517)	(43,483)	(27,127)	(4,354)

(2)	Includes depreciation and amortization expenses as follows:

	For the year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

Sales and marketing expenses	(57)	(33)	(37)	(38)	(31)	(5)

General and administrative expenses	(1,200)	(1,723)	(2,447)	(4,357)	(9,288)	(1,491)

Total	(1,257)	(1,756)	(2,484)	(4,395)	(9,319)	(1,496)

Selected Consolidated Balance Sheet Data:

	As of December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
ASSETS

Current assets:

Cash	283,850	341,370	388,795	493,256	378,809	60,803
Restricted cash	51,381	—	—	—	—	—
Pledged bank deposits	3,977	5,400	4,718	19,852	3,443	553
Short-term investment	—	293,613	—	10,000	—	—
Accounts receivable	3,465	4,557	6,805	7,881	17,015	2,731
Prepaid rent	61,733	64,509	130,522	152,629	171,370	27,507
Other prepaid expenses and current assets	21,478	24,616	42,127	52,550	77,608	12,457
Hotel supplies	25,394	23,776	38,246	47,371	56,591	9,083
Amounts due from related parties	59	—	—	—	87	14
Deferred tax assets	1,864	7,551	23,001	19,842	26,222	4,209
Total current assets	453,201	765,392	634,214	803,381	731,145	117,357
Property and equipment, net	962,976	1,013,500	1,355,554	1,701,431	1,970,763	316,329
Rental deposits	39,117	38,297	53,718	69,861	90,824	14,578
Investment in and advances to an affiliate	1,358	1,359	1,588	—	—	—
Land use right	—	—	24,662	24,044	23,426	3,760
Prepaid rent	16,542	—	20,630	73.419	71,088	11,410
Goodwill	—	—	—	61,041	61,041	9,798
Intangible assets, net	—	—	—	30,426	26,221	4,209
Other non-current assets	—	—	—	500	—	—
Deferred tax assets	2,221	15,867	12,876	46,096	62,513	10,034
Total assets	1,475,415	1,834,415	2,103,242	2,810,199	3,037,021	487,475

LIABILITIES AND EQUITY(DEFICIT)

Current liabilities:

Accounts payable	273,133	141,056	233,770	249,592	300,240	48,192
Short-term bank loans	—	—	—	334,686	130,015	20,869
Bills payable	13,676	17,142	11,692	16,009	11,475	1,842
Accrued expenses and other payables	108,074	162,164	281,050	418,308	511,800	82,150
Amounts due to related parties	162	162	—	333	2,601	417
Income taxes payable	1,844	5,965	19,603	25,509	25,617	4,112
Total current liabilities	396,889	326,489	546,115	1,044,437	981,748	157,582
Senior notes payable	504,142	—	—	—	—	—
Long-term bank loans	—	110,000	—	—	121,381	19,483
Borrowings from related parties	7,101	3,233	4,279	1,388	752	121
Accrued lease payments	99,373	116,896	153,206	206,113	256,472	41,167
Ordinary share purchase warrants	60,277	—	—	—	—	—
Unfavorable lease contract liability	—	—	—	7,812	7,136	1,145
Refundable deposits	—	24,250	17,950	15,823	14,850	2,384
Deferred revenue	5,732	5,046	1,944	770	—	—
Deferred rebate income	—	—	6,446	6,663	5,727	919
Deferred taxes liabilities	—	—	—	4,565	7,527	1,208
Income taxes payable	—	—	—	6,644	3,317	532
Total liabilities	1,073,514	585,914	729,940	1,294,215	1,398,910	224,541

Series A convertible preferred shares:	78,294	—	—	—	—	—

Series B convertible preferred shares:	7,523	—	—	—	—	—

Series C convertible preferred shares:	436,428	—	—	—	—	—

Equity:
Ordinary share	61,502	140,377	140,857	141,080	141,317	22,683
Subscription receivable	(1,418)	—	—	—	—	—
Treasury Stock, at cost	—	—	—	—	(67,137)	(10,776)
Additional paid-in capital	169,089	1,559,458	1,579,391	1,623,275	1,649,880	264,824
Accumulated other comprehensive income (loss)	30,304	30,696	15,649	330	(721)	(116)
Accumulated deficit	(380,971)	(484,925)	(367,234)	(238,348)	(62,303)	(10,001)
Total equity attributable to 7 Days Group Holdings Limited	(113,971)	1,245,606	1,368,663	1,526,337	1,661,036	266,614

Noncontrolling interests	1,150	2,895	4,639	(10,353)	(22,925)	(3,680)

Total equity	(112,821)	1,248,501	1,373,302	1,515,984	1,638,111	262,934
Total liabilities, redeemable preferred shares and equity	1,475,415	1,834,415	2,103,242	2,810,199	3,037,021	487,475

Selected Consolidated Statement of Cash Flows Data:

	Year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	4,436	248,629	335,263	457,450	572,498	91,892
Net cash used in investing activities	(404,959)	(620,074)	(156,986)	(684,650)	(536,222)	(86,070)
Net cash (used in) provided by financing activities	510,034	428,802	(122,178)	333,757	(149,748)	(24,036)
Effect of foreign currency exchange rate changes on cash	(4,835)	163	(8,674)	(2,096)	(975)	(156)
Net increase in cash	104,676	57,520	47,425	104,461	(114,447)	(18,370)
Cash at beginning of year	179,174	283,850	341,370	388,795	493,256	79,173
Cash at end of year	283,850	341,370	388,795	493,256	378,809	60,803

Selected Operating Data:

	As of and for the year ended December 31,
	2008	2009	2010	2011	2012

Hotels in operation(1)	223	337	568	944	1,345
Leased-and-operated hotels	206	236	321	411	492
Managed hotels	17	101	247	533	853

Hotels under conversion(1)	49	64	197	234	223
Leased-and-operated hotels	34	6	25	32	21
Managed hotels	15	58	172	202	202

Total hotel rooms for hotels in operation(1)	22,352	32,836	56,410	94,684	133,497
Leased-and-operated hotels	20,697	23,764	32,825	43,021	51,725
Managed hotels	1,655	9,072	23,585	51,663	81,772

Total hotel rooms for hotels under conversion(1)	4,821	6,168	19,345	22,485	20,368

Number of cities covered for hotels in operation(1)	33	54	89	141	208

Average occupancy rate(2)	88.1%	88.3%	88.7%	84.6%	81.3%
Leased-and-operated hotels	88.4%	89.2%	91.0%	87.9%	82.9%
Managed hotels	83.3%	82.8%	84.0%	81.5%	80.3%

Average daily rate (in RMB)	159.9	159.6	162.3	161.0	161.7
Leased-and-operated hotels	160.4	160.0	164.9	166.2	167.0
Managed hotels	151.2	156.2	156.7	155.8	158.0

RevPAR (in RMB)	140.9	140.9	143.9	136.2	131.5
Leased-and-operated hotels	141.8	142.7	150.0	146.0	138.3
Managed hotels	126.0	129.3	131.6	127.0	126.9

(1)	As of the end of each period.
(2)	Occupancy rates for certain hotels benefit from rental of the same hotel room multiple times a day.

Exchange Rate Information

Our business is conducted in China and substantially all of our net revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this annual report were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 5, 2013, the noon buying rate was RMB6.2005 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)

2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.2221	6.3879
October	6.2372	6.2627	6.2372	6.2877
November	6.2265	6.2338	6.2221	6.2454
December	6.2301	6.2328	6.2251	6.2502
2013
January	6.2186	6.2215	6.2134	6.2303
February	6.2213	6.2323	6.2213	6.2438
March	6.2108	6.2154	6.2105	6.2246
April (through April 5, 2013)	6,2005	6,2008	6,1962	6,2078

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

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

We have experienced substantial growth since our inception. We have increased the number of hotels in our 7 Days chain in operation in China from five in 2005 to 1,345 as of December 31, 2012, and we intend to continue to convert, operate and manage additional hotels in markets where we have a presence and in additional cities in China. Our expansion has placed, and will continue to place, substantial demands on our managerial, financial, operational, information technology, or IT, and other resources. In order to manage and support our growth, we must continue to improve our existing managerial, operational and IT systems, and recruit, train and retain qualified hotel management and other personnel. Our planned expansion will also require us to maintain consistent and high-quality accommodations and services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations or maintain our quality standards. If we are unable to do so, our results of operations and financial condition may be materially and adversely affected.

In addition, our expansion within markets where we already have a presence may adversely affect the financial performance of our hotels in operation in those markets and, as a result, negatively affect our overall results of operations. Furthermore, expansion into new markets may present operating and marketing challenges that are different from those that we currently encounter in our existing markets. Expansion into new markets may also cause certain of our non-financial key performance indicators to decline, such as our average daily rate, average occupancy rate and RevPAR, as new markets may have lower average hotel room rates than markets in which we currently have a presence and our new hotels tend to have a lower occupancy rate than our more mature hotels. In particular, we have experienced a decrease in the average occupancy rate in recent three years, from 88.7% in 2010 to 84.6% in 2011, and to 81.3% in 2012. The decrease in 2012 is mainly due to our rapid addition of new hotels and the adverse impact of the macro economy situation in 2012. The significant number of hotels in the ramp-up stage have lower occupancy rate than mature hotels in existing markets, thereby affecting our overall financial and operational performance. Our inability to anticipate the changing demands that expanding operations will impose on our managerial, operational, IT, and other resources, or our failure to quickly adapt our systems and procedures to the demands of new markets, could result in lost revenues and increased expenses and otherwise harm our results of operations and financial condition.

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

Although we were profitable in 2010, 2011 and 2012, we had a history of net losses in the years prior to 2010. For the years ended December 31, 2008, and 2009, our net losses were RMB209.9 million, RMB102.2 million, respectively. As of December 31, 2012, we had an accumulated deficit of RMB62.3 million (US$10.0 million).  We may incur net losses again in our future periods as we expand our hotel chain and pursue our business strategy. In addition, because we recognize rent expense over the full lease term on a straight-line basis including any “free rent” lease period, we incur operating costs and expenses for hotels under conversion for which no revenues are being recognized during such period. Therefore, our income from operations will be adversely impacted during periods in which we continue to increase our number of leased-and-operated hotels, and this impact is likely to continue as we pursue our expansion strategy. Even though we were profitable in 2012, we may not be able to sustain or increase our profitability in the future.

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

Since 2009, we have been increasingly focused on expansion and growth through hotel management arrangements, in which we are responsible for managing these hotel, including decisions regarding hiring, appointing and training hotel managers and staff and managing sales, financial and operating performance. Our managerial and other employees operate our hotels and interact with our guests on a daily basis and are critical to maintaining our consistent and high-quality accommodations and services, as well as our established brand and reputation. We aim to recruit, train and retain entrepreneurial, motivated and positive customer service oriented managerial and other employees with backgrounds and experience in hotel, service and other industries. We must recruit and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth. There may be a limited supply of such qualified individuals in some of the metropolitan markets where we have operations and other cities in China into which we intend to expand. In addition, criteria such as dedication to work and commitment to customer service are difficult to ascertain during the recruitment process. We also must provide continuous training to our managerial and other employees so that they can stay abreast of changes in our hotel operations and consumer preferences and demands, and meet and implement our quality standards. If we fail to recruit, train and retain qualified managerial and other employees, our quality standards may decrease in one or more of our hotels, which in turn may have a material and adverse effect on our brand, our business, and our financial condition and results of operations.

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

We believe our brand, trade name, trademarks and other intellectual property are critical to our success. “7 Days Inn” is a highly recognized brand in the economy hotel segment of China’s lodging industry and the success of our business depends in part upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. We have applied for trademark registration for our “7 Days Inn” brand and logo in China, Hong Kong, Macao, the United States and Malaysia. Some of these applications have been rejected by the relevant authorities in China and Malaysia, and the remaining trademark registrations in China and elsewhere may not be granted. The unauthorized reproduction of our trademarks or the use of confusingly similar brands could diminish the value of our brand and its market acceptance, competitive advantages and goodwill. In addition, we consider our eCommerce platform and IT system to be key components of our competitive advantage and our growth strategy. We have obtained two utility model patents for our modular bathroom. We have received copyright registration certificates for 7 software programs developed by us. None of our other proprietary and operational systems have been patented or otherwise registered as our property. Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may be costly, involve substantial management time and resources to enforce and fail to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

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

Beginning in 2009, we gradually shifted our focus to hotel management arrangements. As of December 31, 2012, a total of 853 of our hotels are operated under hotel management arrangements and an additional 202 managed hotels are under conversion.  We rely heavily on management arrangements to continue our geographic expansion. Under our hotel management agreements, we license our brand to property owners, lessors or existing hotel operators. These agreements may be acquired, terminated, renegotiated or converted to franchise agreements in the ordinary course of our business. In addition, although our management agreements contain provisions limiting the ability of the property owners to terminate management agreements or to withhold consent to the renewal of such agreements, hotel property owners may still elect to breach such provisions and terminate their management agreements with us if, among other things, their properties are sold, if they default on indebtedness encumbering the property or upon a foreclosure of the property. There can be no assurance that we will be able to replace terminated management agreements, or that the terms of renegotiated contracts will be as favorable as the terms that existed before such renegotiations or conversion. As a result, our revenues derived from the service fees may decrease. In some circumstances, we may choose to terminate a management agreement upon a material breach of the property owner. Although we are entitled to damages under the management contract, there is no assurance that we can recover our losses.

We may not be able to successfully continue our managed hotel expansion.

As of December 31, 2012, we had 853 managed hotels and we intend to pursue additional hotel management arrangements as part of our growth strategy. Such arrangements generally require us to license our brand to third parties and we are responsible for managing these hotels, including hiring and appointing hotel managers and staff. There can be no assurance that we will be able to identify and secure additional suitable hotel management arrangements or, if so, that we will be able to negotiate commercially reasonable terms. In addition, hotel management arrangements may limit our ability to maintain consistent and high-quality accommodations and services and may give rise to disputes with our managed hotel owners or dilute our brand, which could harm our business. Furthermore, if third parties use our brand in a harmful manner, our business and reputation may be adversely affected.

Our leases could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms and our rents could increase substantially in the future, which could materially and adversely affect our operations.

Our lease agreements with third parties for our leased-and-operated hotels typically provide, among other things, that the leases could be terminated under certain legal or factual circumstances. If our leases were terminated early, we may be entitled to amounts spent on leasehold improvements and liquidated damages but we would have to relocate our operations to other properties. We may not be able to generate revenues out of such leases and may incur additional costs in relocating such properties. We may incur significant legal fees and other costs in pursuing liquidated damages in the courts, and may not be able to obtain any damages at all. Furthermore, we may have to pay losses and damages and incur other liabilities to our guests and other vendors due to potential defaults under our contracts for a particular property. As a result, our business, results of operations and financial condition could be materially and adversely affected.

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

We do not hold any land-use rights with respect to the land on which our leased-and-operated hotels are located nor do we own any of the hotel properties we operate. Instead, we primarily rely on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2012, 92 of our leased-and-operated hotels in operation were leased from lessors who were unable to provide us copies of title certificates for such properties. Title to these properties could be challenged and, if successful and if we are not adequately indemnified by the lessors for our related losses, these challenges could impair the conversion or operations of our hotels on such properties. In the event that we could no longer operate on such sites, the proportion of revenue from such hotels that we may lose may be higher than the proportion that such number of hotels represent of all of our hotels. As of December 31, 2012, 58 of our leased-and-operated hotels in operation were leased from lessors who are not the ultimate owners of such properties and no consent was obtained from the ultimate owners to sublease the hotel properties to us. These or future lessor’s failures to duly obtain the title to the property or to receive any necessary approvals from the ultimate owner or the primary lease holder, as applicable, could potentially invalidate our lease or result in the renegotiation of such lease on less favorable terms. Moreover, building ownership or leaseholds in connection with our managed hotels could be subject to similar third-party challenges, possibly invalidating those leases or resulting in renegotiated leases and, in turn, possibly harming our managed hotel operations and brand. As of December 31, 2012, 32 of our leased-and-operated hotels in operation were subject to mortgages at the time the leases were signed where consent to the leases was not obtained from the respective mortgage holders. In such circumstances where consent to the lease was not obtained from the mortgage holder, the lease may not be binding on the transferee of the property if the mortgage holder forecloses on the mortgage and transfers the property, which could in turn materially and adversely affect our ability to operate the hotel facility or require us to renegotiate our lease on terms which could be substantially less favorable to us. Our managed hotel owners face similar risks. In addition to the above risks, we also face potential disputes with property owners. Such disputes, whether or not resolved in our favor, may divert management attention, involve significant cost, harm our reputation and otherwise disrupt our business.

Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels.

As an operator of hotel properties, we, our managed hotel owners and those from whom we lease properties are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. For our leased-and-operated hotels, our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2012, 450 of the properties where we lease and operate our hotels were leased from lessors who had not obtained required registrations of their leases from the relevant authorities and we continue to remind these lessors to obtain registrations under our lease agreements with them. The failure to file these leases may result in fines or penalties on our lessors. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, certain hotel properties we lease are restricted to industrial and other uses, rather than for commercial service use and we may commence hotel operations for hotels that have not yet received required commercial use zoning. The failure of our lessors to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties or the invalidity of our lease agreements, which may negatively affect our ability to operate the hotels covered under those leases. Our managed hotel owners face similar risks, which could subject them to fines and possible closure of the managed hotel and, in turn, could harm our managed hotel operations and brand. Since we commenced operations, we have been subject to fines for operating hotels which have not been zoned for commercial use. Although such fines have no material adverse effect on our business and operating results, there can be no assurance that we will not be subject to fines in the future or other penalties, including potentially being required to cease hotel operations at non-complying properties.

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

We require our 7 Days Club members to provide certain personal information to us when they register their membership and as part of our 7 Days Club, retain and analyze such information in order to enhance our services to our customers. In doing so, we attempt to comply in all respects with applicable laws, including PRC laws, relating to the collection and storage of such personal information. In addition, we have taken commercially reasonable measures to keep such personal information safe and have implemented a privacy policy regarding the use of such information. However, we cannot assure you that individuals with access to personal information will abide by our privacy policy or that the personal information will not be appropriated by third parties, such as hackers, which may result in the inappropriate use or release of such information and could lead to potential lawsuits from members of our 7 Days Club and liability to us for not protecting their personal information.

The implementation of our offshore holding company structure related to the equity interests in Guangzhou 7 Days Hotel Management Co., Ltd. and Guangzhou 7 Days Inn Co., Ltd. may be challenged by PRC regulatory agencies to have violated a PRC regulation and, if challenged, we may be required to divest these equity interests and may be subject to administrative fines and other penalties.

Prior to November 2005, all of the outstanding equity interests of Guangzhou 7 Days Hotel Management Co., Ltd., a PRC limited liability company, or 7 Days Guangzhou, were held in trust for our company by Mr. Nanyan Zheng, our former chief executive officer and co-chairman of the board of directors, and Mr. Linde Huang, who was an employee of a company affiliated with Mr. Boquan He, one of our founders and our co-chairman. The equity interests in 7 Days Guangzhou held in trust for our company by Mr. Huang were previously held in trust for our company by Mr. Guangji Chen until Mr. Chen left our company. Our investment in 7 Days Guangzhou through this trust arrangement was not approved by the Bureau of Foreign Trade and Economic Cooperation of Guangzhou, which is required under PRC laws. In November 2005, our beneficial ownership in the equity interests in 7 Days Guangzhou were transferred to 7 Days Inn (Shenzhen) Co., Ltd., or 7 Days Shenzhen, pursuant to a trust agreement entered into among Messrs. Zheng and Huang and 7 Days Shenzhen, and the prior trust arrangement with our company was terminated. In addition, prior to October 2005, all of the outstanding equity interests in Guangzhou 7 Days Inn Co., Ltd., a PRC limited liability company, or 7 Days Inn Guangzhou, were held in trust for 7 Days Shenzhen by Messrs. Zheng and Huang. In October and November 2006, we completed the restructuring related to 7 Days Guangzhou and 7 Days Inn Guangzhou, as a result of which 7 Days Shenzhen now holds all of the outstanding equity interests of 7 Days Guangzhou and 7 Days Inn Guangzhou directly instead of through these trust arrangements. The completion of these formalities was registered with local government authorities in Guangzhou and our PRC counsel, Commerce & Finance Law Offices, has advised us that the completion of such formalities does not render the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors that became effective on September 8, 2006, or the New M&A Rule, applicable. Under the New M&A Rule, acquisitions by an offshore special purpose vehicle, or SPV, of domestic equity interests related to it are subject to the approval of the Ministry of Commerce. We cannot guarantee you, however, that relevant PRC government authorities will not determine that approval of the Ministry of Commerce was required. If relevant PRC government authorities deem our transactions with 7 Days Guangzhou and 7 Days Inn Guangzhou to be an “acquisition” subject to the New M&A Rule, we may have violated the New M&A Rule and could be subject to administrative fines and other penalties from relevant PRC authorities, may be required to obtain approval for such transactions from the Ministry of Commerce and could be required to divest 7 Days Guangzhou and 7 Days Inn Guangzhou, in which case we would lose the benefit of the revenues from hotels operated by such entities, which is substantial. There are no specific declarations of fines or penalties for such violations under current PRC laws and regulations and so the penalties we may suffer are uncertain. As of December 31, 2012, 7 Days Guangzhou and 7 Days Inn Guangzhou operated a total of 33 hotels, which accounted for 4.7% of our total revenues in 2012. Any of these events could have a material adverse effect on our business, operating results, and reputation and the trading price of our ADSs.

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

Our PRC counsel, Commerce & Finance Law Offices, has advised us that each hotel in our chain must hold a basic business license and a special industry license issued by the local public security bureau and must have hotel operation included in the business scope of their respective business license. Our business is also subject to various health and safety and environmental laws and regulations that affect our operations and conversion activities in the jurisdictions in which we operate, including building, zoning, fire prevention, public safety, health and sanitary requirements. Of our leased-and-operated hotels in operation as of the date of this annual report, 38 are in the process of obtaining a basic business license, 47 are in the process of obtaining their organization code certificates, 48 are in the process of obtaining their special industry licenses, 49 are in the process of obtaining their public health permits, 14 are in the process of obtaining their tax or land registration certificates, 18 are in the process of obtaining approvals from local fire prevention authorities and 120 of our hotels serving breakfast are in the process of obtaining the relevant approvals from local health administrations for such activities. As a result of these compliance failures, we have been and may be subject to monetary damages, the imposition of fines against us, or the suspension or disruption of our operations or conversion activities, which could materially adversely affect our financial condition and results of operations. Furthermore, a majority of our leased-and-operated hotels in operation as of December 31, 2012 have not obtained environmental approvals from local environmental protection agencies. While we are trying to obtain the required approvals in due course, this noncompliance could result in administrative fines, suspension of hotel operations or other penalties under applicable PRC law.  From the time that we commenced operations through December 31, 2012, we were subject to fines of approximately US$51,000 due to non-compliance with applicable health and environmental regulations. Although several hotels were required to temporarily cease operation due to non-compliance with applicable health and safety regulations, this has not resulted in material adverse impact on our business and operational performance. We cannot guarantee that we will not be subject to any challenges or other actions with respect to such noncompliance.

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

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a report from management on its internal control over financial reporting in its annual report containing management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting was effective as of December 31, 2012, our management may later conclude that our internal control is not effective. Moreover, even if our management concludes in the future that our internal control is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed, documented, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from the way we do, then they may issue an adverse or qualified opinion.

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

We believe our share incentive plan and other similar types of incentive plans are important to attract and retain key personnel. We have granted share options in the past and expect to do so in the future. As a result of the grant of share options, we incurred share-based compensation expenses of RMB15.5 million in 2010 and modified the exercise price of certain options granted to our employees during 2010 and 2011. Our share-based compensation expense amounted to RMB43.5 million for the year ended December 31, 2011.  As a result of grant of share options in 2012, we incurred share-based compensation expenses of RMB27.1 million (US$4.4 million) in 2012. We may continue to incur share-based compensation expenses in the future. We have adopted FASB ASC Topic 718, Compensation-Stock Compensation, or ASC Topic 718, in accounting for our share-based compensation. We account for compensation expenses for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize the expense in our consolidated statement of operations in accordance with U.S. GAAP, which may have a material adverse effect on our net profit.

Our PRC subsidiaries have advanced funds among each other, which practice may have violated PRC regulations on inter-company lending and we may be subject to administrative fines and other penalties as a result of such violation.

As of December 31, 2012, 7 Days Shenzhen had advanced an aggregate amount of approximately RMB222.3 million (US$35.7 million) to our various PRC subsidiaries in which we own at least a majority interest. Our PRC counsel, Commerce & Finance Law Offices, has advised us that these inter-company loans may have violated certain PRC laws and regulations regarding commercial loans. As a result, we may be required to unwind these transactions and may be subject to administrative fines, which could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

The use of variable interest entities (“VIEs”) in establishing hotels to be acquired and then operated by us may expose us to greater than expected financial losses and may prevent us from realizing all the expected economic rewards from the VIEs.

Pursuant to U.S. GAAP guidance ASC 810-10 “Consolidation of Variable Interest Entities,” certain of our entities are considered VIEs because the total equity investment at risk (paid-in capital of RMB1.0 million) of each of these entities was not sufficient to finance its intended activities without additional subordinated financial support. These VIEs were established to open hotels to be operated as hotels to be acquired and then operated by us, and we and certain individuals hold equity interests of 51% and 49%, respectively, in each of these VIEs. In addition, we have provided subordinated debt to the VIEs to support construction and on-going operation of the VIEs. The amounts due to us by the VIEs as of December 31, 2011 and 2012 were RMB114.0 million and RMB173.2 million (US$27.8 million), respectively. If the hotels established via the VIEs perform poorly financially, the VIEs may be unable to repay the amounts due to us and therefore, negatively affect our overall results of operations.

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

China‘s labor contract law imposes requirements concerning, among others, the types of contracts to be executed between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term employment contract. Due to the limited period of effectiveness of the new labor contract law and the lack of clarity with respect to its implementation and potential penalties and fines, it is uncertain how it will impact our current employment policies and practices. We cannot assure you that our employment policies and practices do not, or will not, violate the new labor contract law and that we will not be subject to related penalties, fines or legal fees. For example, to eliminate the need for local human resource managers for each of our hotels, we have outsourced the human resources administration with respect to our employees below the level of assistant hotel manager to three specialized independent human resources companies, which are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of covered employees. On December 28, 2012, the Labor Contract Law was further revised by the Standing Committee of the National People's Congress, the revised part will become effective after July 1, 2013, according to which only those meeting certain requirements and obtained the required license from the labor administrative department may carry out the labor outsourcing business. The dispatched laborer shall receive the same pay as others doing the same work. We may not be able to continue this practice under the new labor contract law, which would increase our human resources administration expenses. Furthermore, even if we are allowed to continue this practice, we may be held jointly liable under the new labor contract law for any damages to such employees caused by these human resources companies including lost wages , if these human resources companies did not pay such employees their wages. If we are subject to large penalties or fees related to the new labor contract law, our business, financial condition and results of operations may be materially and adversely affected.

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

China passed the new Enterprise Income Tax Law or the New EIT Law effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor. However, the New EIT Law also (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Pursuant to the phase-out rules, 7 Days Shenzhen’s branches located in Shenzhen were subject to a gradual increase in rates over the five-year transition period, from 9% in 2008 to 10% in 2009, 22% in 2010, 24% in 2011 and the new statutory enterprise income tax rate of 25% from 2012 onwards. 7 Days Shenzhen’s branches located in cities other than Shenzhen were subject to a tax rate of 12.5% in 2008 and 2009 under the phase-out rules, and the new statutory enterprise income tax rate of 25% from 2010 onwards. In addition, Guangzhou Seven Software Development Co., Ltd., or Guangzhou Seven, another PRC subsidiary of us, is entitled to a two-year tax exemption followed by a three-year 50% tax reduction starting from its first profit-making year on the basis of its status as a software development company.  Guangzhou Seven commenced its tax holiday in 2010 and thus is exempt from enterprise income tax in 2010 and 2011, and is subject to income taxes at a rate of 12.5% from 2012 to 2014 and at a rate of 25% from 2015 onwards.

The discontinuation of the preferential tax treatments currently available to Guangzhou Seven will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations. We expect that our current effective tax rate will increase in the future.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under China’s New EIT Law that became effective on January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” and is generally subject to the uniform 25% enterprise income tax rate on its worldwide income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of PRC Enterprise Income Tax Law, effective as of January 1, 2008, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. In addition, a tax circular issued by the State Administration of Taxation (the “SAT”) on April 22, 2009, or Circular 82, regarding the standards used to classify certain Chinese-controlled enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status, post-determination administration and which competent tax authorities are responsible for determining offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies, which are applicable to our company or our overseas subsidiary. Although the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, Circular 82 and Bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by individuals or foreign enterprises like us. Therefore, we do not currently consider our Company or any of our overseas subsidiaries to be a PRC resident enterprise. However, if the PRC tax authorities take the view that the determining criteria set forth in Circular 82 and Bulletin 45 reflects a general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises and determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on proceeds from our IPO and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the enterprise income tax law and its implementing rules and Bulletin 45, dividends paid by a PRC tax resident enterprise to an offshore incorporated PRC tax resident enterprise controlled by a PRC enterprise or enterprise group would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax because the PRC foreign exchange control authorities, which enforce the withholding tax, or the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes but not controlled by PRC enterprise or enterprise group like us. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise shareholders or a potential withholding tax of 20% for non-PRC individual shareholders is imposed on dividends we pay to them and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect.  We are actively monitoring the “resident enterprise” classification rules and are evaluating appropriate organization changes to avoid this treatment, to the extent possible.

The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiary to us through our Hong Kong subsidiary and we may not able to obtain certain treaty benefits under the relevant tax treaty.

We are a holding company incorporated under the laws of the Cayman Islands.  We conduct substantially all of our business through our PRC subsidiaries and we derive all of our income from it.  Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax.  However, such tax exemption ceased after January 1, 2008 with the effectiveness of the New EIT Law and a withholding tax rate of 10% will apply on such dividends, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise. In October 2009, the SAT issued the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601. In June 2012, the State Administration of Taxation further promulgated the Notice on How to Determine the Beneficial Owners in Tax Agreement, or Circular 30. According to Circular 601 and Circular 30, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits, and “beneficial owners” refers to individuals, enterprises or other organizations, which are normally engaged in substantive operations. These rules also set forth certain adverse factors on the recognition of a “beneficial owner.” Specifically, they expressly exclude a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from being a “beneficial owner.” On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, dividends from our PRC subsidiaries paid to us through our 7 Days Inn Group (HK) Limited may be subject to a reduced withholding tax at a rate of 5% if our 7 Days Inn Group (HK) Limited is determined to be a Hong Kong tax resident and is considered to be a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Otherwise, we may not be able to enjoy the preferential withholding tax rate of 5% under the tax treaty and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to us through our 7 Days Inn Group (HK) Limited.

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

There is a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate is based on several current or emerging factors including: (i) overinvestment by the government and businesses and excessive credit offered by banks; (ii) a rudimentary monetary policy; (iii) excessive privileges to state-owned enterprises at the expense of private enterprises; (iv) the dwindling supply of surplus labor; (v) a decrease in exports due to weaker demand overseas; and (vi) failure to boost domestic consumption .. Although we are uncertain about the extent to which the recent global financial and economic crisis and potential rapid slowdown of China’s economic growth may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any ongoing global economic downturn or slowdown of China’s growth rate.

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

Substantially all of our net revenues are currently generated in Renminbi. Any future restrictions on currency exchanges may limit our ability to use net revenues generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China. Although the PRC government introduced regulations in 1996 to allow greater convertibility of Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of Renminbi for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. On November 19, 2012, SAFE promulgated the Notice on Further Improve and Adjust the Direct Investment Foreign Exchange Administration Policies, or Circular 59, according to which, certain administrative approval procedures were simplified, or abolished to approve the direct investment foreign exchange administration. For example, foreign invested enterprises, like our PRC subsidiaries, may increase its registered capital by using its legal earnings including capital reserves, surplus reserves or accumulated profits or re-invest them without obtaining prior foreign exchange approvals from SAFE. However, we cannot assure you the Chinese regulatory authorities will continue to lose threstrictions on foreign exchange administration or will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions.

If we finance our PRC subsidiaries through additional capital contributions, the amount of these capital contributions must be approved by the Ministry of Commerce or its local counterpart. On August 29, 2008, the SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 16, 2011, which expressly prohibits foreign-invested enterprises from using the registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third party. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to repatriate our foreign currency in our offshore bank accounts into the PRC and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among others, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 32.8% against the U.S. dollar between July 21, 2005 and December 31, 2012. However, the PBOC regularly intervenes in the foreign exchange market to achieve policy goals. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.  More recently, the PRC government has indicated a willingness to allow the RMB to appreciate against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change going forward.

Substantially all of our revenues and costs are denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. We rely entirely on dividends paid to us by our subsidiaries in China. Any significant fluctuation in the Renminbi exchange rate may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the Renminbi against the U.S. dollar would make any new Renminbi-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into the Renminbi, as the Renminbi is our reporting currency. Furthermore, a depreciation of the Renminbi against the U.S. dollar would decrease the value of our Renminbi-denominated profits in U.S. dollar terms and increase the value of any U.S. dollar-denominated debt on our balance sheet. As of December 31, 2012, our U.S. dollar-denominated financial assets consisted of bank deposits amounting to US$10.7 million.

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

RISKS RELATED TO OUR ORDINARY SHARES AND ADSs

There can be no assurance that the agreement and plan of merger entered into with various parties on February 28, 2013 and the going private transaction contemplated thereby will be approved by our shareholders or successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

On September 26, 2012, our board of directors received a proposal letter from certain of our existing shareholders, including Mr. Boquan He, Mr. Nanyan Zheng, the co-founders and co-chairmen of the board, and their respective affiliates, and joint sponsors including the Carlyle Group and Sequoia Capital China and their respective affiliates, to acquire all of our ordinary shares not currently owned by them in a going private transaction for US$4.2333 per share and US$12.70 per ADS, as the case may be, in cash, subject to certain conditions. Following receipt of the proposal, our board of directors formed a special committee of independent directors to consider the proposal as well as any alternative proposals. On February 28, 2013, we entered into a definitive agreement and plan of merger (“Merger Agreement”) with various parties pursuant to which Keystone Lodging Company Limited (“Parent”) will acquire our company for US$4.60 per share and US$13.80 per ADS, as the case may be, through the merger of its wholly owned acquisition subsidiary, Keystone Lodging Acquisition Limited, with and into our company, with our company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). The per ADS merger consideration to be paid in the Merger represents a 30.6% premium over the closing price of US$10.57 per ADS as quoted by the NYSE on September 25, 2012, the last trading day prior to our announcement on September 26, 2012 that we had received a going private proposal.

The Merger is subject to customary closing conditions as well as the approval by an affirmative vote of holders of the Company’s ordinary shares representing at least two-thirds of the ordinary shares present and voting in person or by proxy as a single class at an extraordinary general meeting of our shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. Mr. Boquan He and Mr. Nanyan Zheng, along with their affiliates, together with the other rollover shareholders, have agreed with Parent pursuant to a support agreement to vote their ordinary shares in favor of the proposal to approve and authorize the Merger Agreement and the Merger. However, there can be no assurance that the Merger will be approved by sufficient affirmative vote or consummated.

The Merger, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, we are subject to various restrictions under the Merger Agreement on the conduct of our business prior to the completion of the Merger, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger.

On March 29, 2013, we filed a going private transaction statement on Schedule 13E-3 which attaches as an exhibit a preliminary proxy statement that, subject to completion, will be used in connection with the extraordinary general meeting of our shareholders. Please refer to the preliminary proxy statement for more information about the Merger including the effects of the Merger on our company and the effects on our company if the Merger is not completed.

Future sales, or perceived sales, of ADSs or ordinary shares by existing shareholders could cause the price of our ADSs to decline.

Sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2011 and 2012, we had 149,931,935 and 146,950,151 ordinary shares outstanding. All shares sold in our IPO are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions, as applicable, under Rule 144 under the Securities Act or under contractual arrangements. To the extent that such shares are sold into the market, the market price of our ADSs could decline.

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

As of March 31, 2013, our executive officers, directors and principal shareholders beneficially own approximately 58.3% of our outstanding shares. These shareholders, acting individually or as a group, could exert control over and substantially influence matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who own our ADSs.

On September 26, 2012, our board of directors received a proposal letter from affiliates of Mr. Boquan He and Mr. Nanyan Zheng, the co-chairmen of the board, and certain sponsors to acquire all of our outstanding ordinary shares in a going private transaction. On February 28, 2013, we entered into the Merger Agreement with Parent and certain other parties in connection with the Merger. See “Risk Factors—Risks Related to Our Ordinary Shares and ADSs—There can be no assurance that the agreement and plan of merger entered into with various parties on February 28, 2013 and the going private transaction contemplated thereby will be approved by our shareholders or successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.” The co-chairmen’s ownership in our company and their agreement with Parent to vote in favor of the proposal to approve and authorize the Merger may effectively prevent a competing bid for our company, which may be against your best interests.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012, and do not expect to be a PFIC for any taxable year in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2013 or for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see Item 10.E, “Taxation—Passive Foreign Investment Company.”

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

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. As the administrative proceedings are ongoing, it is difficult to determine their outcome or the impact thereof on us. We are not involved in these proceedings and are not subject to any SEC investigations. Nor are the issues raised by these proceedings specific to our auditors. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies like ourselves. As a result, we may not be able to meeting the ongoing reporting requirements under the U.S. Securities Exchange Act of 1934, as amended, which may ultimately result in our deregistration from the SEC and delisting from the NYSE. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2012 Revision), as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

A. History and Development of the Company

We incorporated 7 Days Inn in the Cayman Islands in October 2004. We have implemented an offshore holding company structure and we conduct substantially all of our operations in China through our PRC wholly-owned subsidiaries and their respective subsidiaries, VIEs and branches. For additional information on our holding company structure, see Item 7.B, “Related Party Transactions—Transactions Related to Our Offshore Holding Company Structure.” See Item 4.C, “Organizational Structure” for a diagram illustrating our corporate structure and the place of formation and affiliation of our subsidiaries and branches as of December 31, 2012.

On September 26, 2012, our board of directors received a proposal letter from affiliates of Mr. Boquan He and Mr. Nanyan Zheng, the co-founders and co-chairmen of the board, and joint sponsors including affiliates of the Carlyle Group and Sequoia Capital China to acquire all of our outstanding ordinary shares in a going private transaction. On February 28, 2013, we entered into the Merger Agreement with Parent and certain other parties in connection with the Merger. The transactions contemplated by the Merger Agreement, including the Merger, are subject to customary closing conditions as well as the approval by an affirmative vote of holders of the Company’s ordinary shares representing at least two-thirds of the ordinary shares present and voting in person or by proxy as a single class at an extraordinary general meeting of our shareholders. There can be no assurance that the Merger will be approved by sufficient affirmative vote or consummated. See “Risk Factors—Risks Related to Our Ordinary Shares and ADSs—There can be no assurance that the agreement and plan of merger entered into with various parties on February 28, 2013 and the going private transaction contemplated thereby will be approved by our shareholders or successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.”

B. Business Overview

Overview

We are a leading and fast growing national economy hotel chain based in China. We convert and operate limited service economy hotels across major metropolitan areas in China under our award-winning “7 Days Inn” brand. We strive to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to our guests’ needs. Two important drivers of our business are our 7 Days Club and our eCommerce platform, which is supported by our IT system.We were the second largest economy hotel chain in China based on the total number of hotels as of December 31, 2012. As of December 31, 2012, we had 1,345 hotels in operation, 853 of which were managed hotels, with 133,497 hotel rooms in 208 cities, and an additional 223 hotels with 20,368 hotel rooms under conversion. Upon completion of these hotels, we will cover 238 cities in China.

Approximately 52.9 million members have registered with our 7 Days Club as of December 31, 2012. Our eCommerce platform, supported by our IT system, allows our guests to make reservations through various electronic reservation channels, receive confirmations and make payments in real-time. According to Alexa.com, an Internet information company that tracks website traffic, we had the 1st ranked website for Internet traffic among Chinese economy hotel chains as of December 31, 2012. The popularity of our various electronic reservation channels with our members and guests has reduced our reliance on more costly third-party agents. In addition, our IT system, with its centralized database, integrates and links each hotel’s local management system with our central network, and provides our management with real-time financial, operating and reservation information. By leveraging our eCommerce platform, 7 Days Club and IT system, we have continued to manage our business, enhance customer loyalty and grow our number of hotels and hotel rooms.

We have historically grown our 7 Days Inn hotel chain by leasing and converting existing real estate properties meeting our site and other selection criteria. We refer to these hotels as our “leased-and-operated” hotels. For our leased-and-operated hotels, we target existing properties as opposed to new construction because we believe this strategy results in more favorable lease terms. Since 2009, we have increasingly focused on expansion and growth through hotel management arrangements and the number of our managed hotels increased significantly in 2012 compared to that of 2009. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. We refer to these hotels as our “managed” hotels. Under our standardized hotel management arrangements, we license our brand to third parties and are responsible for managing these hotels, including hiring and appointing the hotel management personnel, training hotel managers and staff and managing sales, financial and operating performance, allowing us to control brand consistency and ensure that we offer high quality accommodations to our guests. We receive a service fee based on the percentage of the managed hotels’ revenues, ranging from 5% to 7%. We do not own the real property on which, or the buildings in which, any of our hotels are operated. Our 7 Days Inn hotel chain has a national footprint with hotels in operation and under conversion in all 31 provinces in China as of December 31, 2012. We have more hotels in operation than any of our 7 primary national economy hotel chain competitors in Guangzhou (111 hotels), Shenzhen (66 hotels), Wuhan (67 hotels), Changsha (53 hotels), Chengdu (45 hotels), Chongqing (35 hotels) and Guiyang (26 hotels). We also have a strong presence in Beijing (120 hotels), Nanjing (35 hotels) and Jinan (27 hotels). In addition, we have 48 hotels in Shanghai.

Our 7 Days Inn National Hotel Chain

We are dedicated to providing consistent and high-quality accommodations and services to our guests in a friendly environment, allowing them to enjoy affordable, clean, comfortable, convenient and safe lodging at any of our 7 Days Inn hotels. As of December 31, 2012, we had 1,345 hotels in operation, 853 of which were managed hotels, with 133,497 hotel rooms in 208 cities, and an additional 223 hotels with 20,368 hotel rooms under conversion. Upon completion of these hotels, we will cover 238 cities in China.

We intend to continue our targeted geographic expansion strategy through both managed and leased-and-operated hotels to achieve meaningful market share, local brand recognition, critical mass and economies of scale. We also intend to continue to expand into additional cities in China meeting certain conversion criteria, including sufficient local GDP, airport handling capacity, concentration of competitors and other economic factors. We believe cities meeting our conversion criteria and exhibiting positive market indicators generally have the potential for sustainable and increasing demand for hotel accommodations. In addition, we intend to continue increasing our focus on the expansion through hotel management arrangements, capitalizing on the maturity of our hotel chain and our brand recognition, as well as continuing to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. In 2013, we expect to convert approximately 310 managed hotels and 50 leased-and-operated hotels.

The following table sets forth the number of our hotels by city, including hotels under conversion, as of December 31, 2012:

	Leased-and-operated		Managed
	hotels		hotels		Total hotels
		Hotels		Hotels	in operation
	Hotels in	under	Hotels in	under	and under
City	operation	conversion(1)	operation	conversion(1)	conversion(1)
Beijing	43	0	77	18	138
Guangzhou	50	1	61	16	128
Shenzhen	40	0	26	3	69
Wuhan	30	0	37	1	68
Changsha	34	0	19	0	53
Shanghai	24	0	24	1	49
Chengdu	23	0	22	3	48
Nanjing	20	1	15	1	37
Chongqing	13	0	22	2	37
Xian	18	3	10	4	35
Jinan	10	1	17	5	33
Qingdao	2	0	23	6	31
Guiyang	16	2	10	2	30
Nanchang	20	1	8	1	30
Foshan	7	0	16	5	28
Xiamen	5	0	17	2	24
Hangzhou	4	0	14	5	23
Zhengzhou	3	0	16	3	22
Tianjin	5	1	10	5	21
Shenyang	8	0	10	2	20
Suzhou	2	0	12	3	17
Dalian	3	0	12	2	17
Dongguan	8	0	7	1	16
Taiyuan	0	1	12	2	15
Shijiazhuang	0	0	12	0	12
Shantou	0	0	9	3	12
Zhuhai	4	0	8	0	12
Nanning	9	0	1	1	11
Hefei	7	1	1	1	10
Kunming	7	0	3	0	10
Other cities	77	9	322	104	512
Total	492	21	853	202	1568

(1)	Hotels under conversion include hotels which have not commenced operations but for which we have entered into binding lease agreements or hotel management arrangements with the respective lessors or managed hotel owners, as the case may be, and have commenced conversion activities.

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

We set hotel room rates based on several factors, including local market conditions and the location of our hotels, and set more competitive hotel room rates for new hotels in cities where we do not already have a presence while our hotels mature and we increase occupancy rates. For new hotels in cities where we already have a presence, we typically set hotel room rates to correspond with hotels already in operation. However, rates for our hotel rooms can vary within a particular city depending on the location and maturity of a particular hotel. Once a hotel has established a presence and occupancy rates have increased, we may gradually increase hotel room rates depending on market conditions and other factors. In addition, rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions. For example, in 2012, the average hotel room rates in Beijing and Jinan were RMB208.8 (US$33.5) and RMB149.4(US$24.0), respectively.

The following table presents certain selected operating data as of and for the dates and periods indicated. Our results of operations have been and will continue to be significantly affected by these operating measures which are widely used in our industry.

	As of and for the year ended December 31,
	2010	2011	2012
Hotels in operation(1)	568	944	1345
Leased-and-operated hotels	321	411	492
Managed hotels	247	533	853

Hotels under conversion(1)	197	234	223
Leased-and-operated hotels	25	32	21
Managed hotels	172	202	202

Total hotel rooms for hotels in operation(1)	56,410	94,684	133,497
Leased-and-operated hotels	32,825	43,021	51,725
Managed hotels	23,585	51,663	81,772

Total hotel rooms for hotels under conversion(1)	19,345	22,485	20,368

Number of cities covered for hotels in operation(1)	89	141	208

Average occupancy rate(2)	88.7%	84.6%	81.3%
Leased-and-operated hotels	91.0%	87.9%	82.9%
Managed hotels	84.0%	81.5%	80.3%

Average daily rate (in RMB)	162.3	161.0	161.7
Leased-and-operated hotels	164.9	166.2	167.0
Managed hotels	156.7	155.8	158.0

RevPAR (in RMB)	143.9	136.2	131.5
Leased-and-operated hotels	150.0	146.0	138.3
Managed hotels	131.6	127.0	126.9

(1)	As of the end of each period.
(2)	Occupancy rates for certain hotels benefit from rental of the same hotel room multiple times a day.

We believe that there will continue to be a large supply of qualified buildings in desirable locations suitable for conversion to economy hotels, primarily due to difficulties that existing building owners face in redeveloping their buildings and the limited alternative uses for older buildings typically suited for conversion to an economy hotel. In particular, given their historical and continued prevalence in China’s economy, many state-owned enterprises, or SOEs, own a large number of older buildings in China due to restrictions on the disposition of their public assets, SOEs are more favorably inclined to lease rather than dispose of their older buildings. Once their building is converted to an economy hotel, real property owners are likely to continue using the building as an economy hotel, increasing the likelihood our existing hotel leases will be renewed. We also obtain the access to attractive locations through hotel management arrangements with property owners to leverage their assets and local network.

Leased-and-Operated Hotels

For our leased-and-operated hotels, we lease properties from real estate owners or sublease from other lessees and we carry out conversion of those properties to conform to the standards of 7 Days Inn. We do not own the real property on which, or the buildings in which, any of our hotels are operated. We are responsible for repairs and maintenance and operating expenses of our properties over the term of the lease. We also are responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels. As one of the leading economy hotel chains in China, we are generally able to establish credibility with property owners to secure desirable properties on commercially reasonable terms. We typically pay fixed rent on either a monthly or quarterly basis for the first three to five years of the lease term, after which we may be subject to a 3% to 5% increase every three to five years during the term of the lease. We generally have a right of first refusal to extend the lease after the initial term expires. The annual rent for our leased-and-operated hotels varies depending on the location, size and condition of the hotel property, and as of December 31, 2012, the average term of our leases is 11 years. Certain of our leases provide for a rent-free period which typically relates to the period during which we are engaged in conversion activities. In general, upon expiration of a lease, we may dispose of the removable facilities, equipment and appliances installed by us while leasehold improvements and fixtures are retained by the lessor of the premises. In the case of early termination of a lease due to the lessor’s default, we generally are entitled to take all removable items installed by us, and we may be compensated for the amount we spent on leasehold improvements and entitled to liquidated damages. In the case of early termination of a lease due to our default, we generally are entitled to take all removable items installed by us and the lessor is entitled to the leasehold improvements which result from our investments and liquidated damages.

We have entered into a total of five joint ventures with other companies, two in Beijing and one in each of Shanghai, Shenzhen, and Chengdu, and we control each of our joint ventures, owning 70%, 70%, 70% ,65% and 80% of the equity interests in these joint ventures, respectively. These joint ventures operate eight leased-and-operated hotels. We also operate 36 hotels through our seven VIEs, in each of which we and certain individuals hold equity interests of 51% and 49%, respectively. In the future, we plan to buy out the minority interests in the VIEs.

Managed Hotels

Beginning in 2009, we gradually increased our focus on expanding our portfolio of managed hotels. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. As of December 31, 2012, a total of 853 of our hotels are operated under hotel management arrangements and an additional 202 managed hotels are under conversion. Under our hotel management arrangements, we license our brand to property owners, lessors or existing hotel operators, and we are responsible for managing these hotels, including decisions regarding hiring, appointing and training hotel managers and staff and managing sales, financial and operating performance. Our proprietary IT system is installed in and used to operate all of our managed hotels. We also provide assistance to our managed hotel owners in property design, leasehold improvement and construction project management in accordance with our rigorous standards. Under our hotel management arrangements, we negotiate on-going service fees based on a percentage of the managed hotel’s revenue, typically 5% to 7% of the total revenue of a managed hotel. The term of our hotel management arrangements ranges from 3 to 15 years (for the management agreements signed in and after 2009, most of the terms are 5 years) and is renewable upon mutual agreement between us and managed hotel owners. We also charge an upfront service fee of RMB3,000/room upon entering into management agreements with a 10% discount on the service fee for the first time managed hotel partners and a further 20% and 30% discount for the second- and third-time partners. The service fee are recognized when the underlying service is completed.

We intend to accelerate the shift of our focus from leased-and-operated hotels to managed hotels. We also intend to opportunistically pursue hotel management arrangements which can provide us access to highly desirable locations or allow us to expand in cities outside of our key target markets without a significant commitment of capital. When evaluating future managed hotel opportunities, we will consider, among other things, our ability to maintain consistent and high-quality accommodations and services, protection of our brand image and the related economics.

Our 7 Days Club Membership Program

Since our inception, our 7 Days Club has attracted guests by rewarding frequent stays with points towards free room nights, exclusive discounts on hotel room rates, the ability to make reservations through our eCommerce platform’s various electronic reservation channels, and other rewards. Corporations are also eligible to join our 7 Days Club and employees of corporate members may enjoy all of the benefits afforded to individual members. Approximately 52.9 million members have registered as members of our 7 Days Club as of December 31, 2012. In each of 2011 and 2012, our members accounted for a vast majority of our total hotel room nights sold, including members who joined our 7 Days Club at the time of check in to take advantage of a hotel room discount.

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

In addition, we are constantly exploring ways to increase the number of 7 Days Club members and usage of our eCommerce platform. For example, in addition to our partnership arrangements with Alipay and a number of other renowned Internet companies in China, we entered into an arrangement with China Merchants Bank to offer a co-branded credit card with holders of the co-branded credit card automatically becoming 7 Days Club members and earning five times the typical China Merchants Bank award points when the co-branded credit card is used to pay at our hotels, and an arrangement with China Southern Airlines whereby any 7 Days Club member may use points earned by staying at our hotels towards mileage rewards offered by China Southern Airlines if the member is also a China Southern Airlines “Sky Pearl Club” member. We also have promotional arrangements with other leading Chinese banks and airline operators such as Industrial and Commercial Bank of China, Air China and China Eastern Airlines, as well as other Chinese companies such as Tencent, Inc.

We encourage our members to discuss their experiences and provide feedback on our website, and we continually monitor our members’ suggestions and complaints in order to improve the quality of our accommodations and services. We use our eCommerce platform to survey our members and solicit candid feedback. We currently offer membership points to members who complete an online survey and we averaged approximately 150,000 responses per month under this program in 2012. Historically, our most common suggestions and complaints relate to service attitude and efficiency and membership preferences. We follow up on specific complaints with both the guest and the relevant hotel. In certain cases, we may offer membership points, refunds, coupons or other incentives to guests depending on the nature of the complaint and any loss suffered. We use representative complaints as case studies for our training programs to enhance our overall quality of service and to prevent similar problems in the future.

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

Hotel Chain Expansion

We established our initial hotels in 2005 and 2006 primarily in southern China, particularly in Guangzhou and Shenzhen. Since then, we have continued our on-going expansion efforts, targeting cities of Guangzhou, Shenzhen, Beijing and Shanghai, as well as other regions and provinces, including cities such as Changsha, Chongqing and Wuhan. When we enter a market, our goal is to open multiple hotels to achieve meaningful market share, local brand recognition, critical mass and economies of scale, while at the same time ensuring consistency in our accommodations and services. Once we achieve adequate scale in a particular metropolitan area, we seek to leverage our brand to expand in nearby markets. We historically preferred to lease and operate our hotels. More recently, we have expanded primarily through hotel management arrangements, which capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain without the same level of capital expenditures as our leased-and-operated hotels. In 2012, we converted 320 managed hotels compared to 81 leased-and-operated hotels. We expect to convert approximately 310 managed hotels and 50 leased-and-operated hotels in 2013.

 We follow a structured and systematic expansion process with respect to our new hotels. We have implemented a team-based, flat decision-making process that allows us to make rapid decisions to capitalize on market opportunities. To implement our selection and sourcing of managed hotels and our conversion process for our leased-and-operated hotels, we have a centralized project management team based in our head office in Guangzhou, 21 regional development teams ranging in size from three to four members for development of managed hotels, and 10 regional development teams comprised of one or two members for development of leased-and-operated hotels allocated among various cities throughout China. Our centralized project management team supports our regional development teams, which have primary responsibility for researching and evaluating new markets and locations, conducting feasibility studies for proposed locations, identifying potential managed hotel owners and negotiating the commercial terms of our hotel management arrangements and leases. We also rely on our regional development teams to help us establish and coordinate relationships with local governments, supervise construction contractors, and monitor the performance of our hotels, which help influence future market and location selections. We also train our regional development team members, contractors and managed hotel owners in our basic construction standards. In addition, we seek to appoint a hotel manager at least 60 days before opening so that the hotel manager can participate in the conversion process.

The key components of our structured and systematic conversion process are set forth below:

Planning and Site Identification.  Our multi-step conversion process starts with planning and site identification by our regional development teams who focus on identifying potential new markets and locations and determining whether to pursue a managed hotel or a leased-and-operated hotel. In selecting new markets and locations for our hotels, we consider the following criteria:

General Market Criteria.  General market criteria include local gross domestic product, or GDP, airport handling capacity, concentration of competitors, and other economic factors. Our experience indicates that our key target cities and other large cities generally meet our general market criteria for both managed and leased-and-operated hotels. We have identified certain cities meeting our general market criteria that we believe generally have the potential for sustainable economic growth and the ability to support multiple 7 Days Inn hotels. We refer to these cities as our key target cities.

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

Conversion.  For our managed hotels, the managed hotel owner is responsible for any required renovation and construction although we provide assistance with property design, leasehold improvement, construction project management and installation of our IT system. In order to control brand consistency and ensure that the managed hotel offers high-quality accommodations to our guests, we require our managed hotel owners to buy certain fixtures and construction materials from our vendors and suppliers and certain other fixtures and construction materials not necessarily from our vendors and suppliers but otherwise meeting our standards and specifications. In some cases, we allow for a departure from our standardized design with regard to lobby design, décor, color scheme or lighting scheme, if we determine these features meet or exceed our own standards. However, we require all managed hotels to offer the same set of guest amenities in each hotel room, including our standard bedding package and a walk-in shower, and we do not allow a managed hotel to commence operation without our final approval of the building and the design.

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

Pre-Opening Activities.  Before opening a hotel, we carry out a series of pre-opening and completion activities, such as applying for, or, if necessary, assisting our managed hotel owners to apply for, relevant permits and approvals, identifying and appointing members of the hotel management team, and hiring and training hotel staff in anticipation of the hotel opening.

We have incurred capital expenditures for our leased-and-operated hotels primarily related to leasehold improvements and investments in furniture, fixtures and equipment, technology and information and operational systems. Our capital expenditure cash payments totaled RMB425.6 million, RMB566.8 million and RMB546.2 million (US$87.7 million) in 2010, 2011 and 2012, respectively. As of December 31, 2012, we expected to pay approximately RMB43.9 million (US$7.0 million) of capital expenditures in connection with recently completed leasehold improvements and the completion of the leasehold improvements of 207 leased-and-operated hotels under conversion as of December 31, 2012.

Sales and Marketing

Our core targeted guests consist of the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging. We also focus sales and marketing efforts on technology-savvy guests. In 2012, approximately 56.5% of our members were under the age of 30. With the participation of our local hotel managers, our headquarters typically set, review and adjust our hotel room rates based on local market conditions and the location of our hotels. We generally offer our hotel room rates to members of our 7 Days Club that are discounted to the hotel room rates offered to non-members depending on the location and maturity of the hotel and other demand factors. Once the hotel room rates are set, neither the sales teams at our headquarters nor our local hotel managers are permitted to change them in their daily sales and marketing activities. The rates of our hotel rooms marketed and sold through third-party agents are the same as those offered by us to our members. We believe our competitive and transparent pricing policy has enabled us to increase and subsequently maintain high customer loyalty and occupancy rates, thereby minimizing our reliance on more costly third-party agents.

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

Our IT system allows us to centralize our financial management, budget control and accounting and bookkeeping functions, which allows us to avoid multiple layers of management on a regional or local basis, reduce personnel and eliminate multiple-system costs. The headcount of our corporate staff was 359 as of December 31, 2010.  As of December 31, 2011, although our total hotels in operation increased by 66.2% from those as of December 31, 2010, our corporate staff headcount decreased by 12.5% to 314 compared to that as of December 31, 2010. As of December 31, 2012, our corporate staff headcount increased slightly to 342 because our total hotels in operation increased by 42.5% in 2012.

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

	As of December 31,
	2010	2011	2012
Corporate staff	359	314	342
Hotel-based staff	13,628	22,625	28,113
Hotel direct support staff (1)	356	321	309
Total	14,343	23,260	28,764

(1)	Includes call center staff, hotel bookkeepers and cashiers and regional laundry management personnel.

We have outsourced the human resources administration with respect to our employees below the level of assistant hotel manager to three specialized human resources companies owned and controlled by third parties. These human resources companies are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of covered employees. Although these employees are recruited, hired and retained by us, they enter into employment contracts directly with these human resources companies. We have not experienced any business interruptions due to these arrangements, and we plan to cease these outsourcing arrangements and enter into employment contracts directly with our employees in 2013.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws, as well as imposing confidentiality obligations on our employees, contractors and others. Our intellectual property rights include the following:

•	we have received copyright registration certificates for 12 software programs developed by us;
•	we have applied for 2 utility model patents for our modular bathroom, of which we received two utility model patents in 2009;
•	we have applied for trademark registration of our “7 Days Inn” brand and logo in China, Hong Kong, Macao, the United States and Malaysia; and
•	we have registered more than 134 domain names.

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

Facilities

Our headquarters are located in Guangzhou, China, where we lease approximately 2,956 square meters of office space.

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

In 2011, the landlord of a managed hotel brought a lawsuit alleging that 7 Days Shenzhen ceased the operation of the managed hotel unilaterally and requested compensation of RMB8.0 million (US$1.3 million) in the PRC. In 2012, we were involved in lawsuits with landlords of two leased-and-operated hotels, in which the landlords claimed rentals and damages in the total amount of RMB12.6 million (US$2.0 million). Based on the information currently available and the opinion from our external PRC legal counsel, our management determined that no accrual is required to be made as of December 31, 2012 in respect of these lawsuits because an adverse outcome is not probable.

In 2011, one subsidiary acquired by us was brought in a lawsuit as third-party defendant by a constructor for the repayment of unpaid construction fee and the interest accrued amounted to RMB1.4 million (US$0.2 million). In 2012, the court made the decision that we bear joint responsibility with the defendant. As of December 31, 2012, we accrued loss contingency of RMB1.4 million (US$0.2 million).

We are also involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

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

Regulations on Environmental Protection

In June 2002, China adopted the Law on Promoting Clean Production, which was further revised in February 2012. This law regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.

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

Pursuant to the Administrative Measures for Information Disclosure of Commercial Franchise promulgated by the Ministry of Commerce on February 23, 2012, franchisors are also required to provide franchisees with basic information in writing and franchise contracts 30 days prior to the execution of such contracts. Failure to disclose or misrepresentation entitles the franchisee to terminate the franchise contact and may also result in fines for the franchisor of up to RMB100,000 (US$14,650). In addition, such noncompliance may be bulletined.

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

On September 18, 2008, the State Council further promulgated the Administrative Regulations on Labor Contract Law, which provides further detailed provisions on labor contracts and the rights and obligations of the contracting parties. On December 28, 2012, the Labor Contract Law was further revised by the Standing Committee of the National People's Congress, the revised part will become effective after July 1, 2013, according to which only those meeting certain requirements and obtained the required license from the labor administrative department may carry out the labor outsourcing business. The dispatched laborer shall receive the same pay as others doing the same work. As the interpretation and implementation of the labor contract law is still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected. See “Risk Factors—Risks Relating to the Regulation of Our Business—Our current employment practices may be restricted under a new labor contract law of the PRC and our labor costs may increase as a result.”

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

C. Organizational Structure

We incorporated 7 Days Inn in the Cayman Islands in October 2004. We have implemented an offshore holding company structure and we conduct substantially all of our operations in China through our PRC wholly-owned subsidiary, 7 Days Shenzhen, and its subsidiaries and branches. For additional information on our holding company structure, see Item 7.B, “Related Party Transactions—Transactions Related to Our Offshore Holding Company Structure.” The following diagram illustrates our corporate structure and the place of formation and affiliation of our subsidiaries and branches as of January 31, 2013:

7 Days Group Holdings Limited (Cayman Islands)
Supersonic Holdings Limited (Hong Kong)
Sunbeam (HK) Limited (Hong Kong)
7 Days Inn (HK) Investment Co., Limited (Hong Kong)
7 Days Inn Group (HK) Limited (Hong Kong)
Happy Time Holdings Limited (Cayman)
Happy Time Development Limited (BVI)
Happy Time (HK) Limited (Hong Kong)
Outside China
Inside China
Supersonic Information Technology (Guangzhou) Co., Ltd (PRC)
7 Days Inn (Shenzhen) Co., Ltd. (PRC)
2 wholly owned subsidiaries (PRC) (1)
7 Days Four Seasons Hotel (Guangzhou) Co., Ltd. (PRC)
Time Hotel (Guangzhou) Co., Ltd (PRC)
13 wholly owned subsidiaries (PRC) (3)
Guangzhou 7 Days Hotel Management Co., Ltd. (PRC)
3 wholly owned subsidiaries (PRC) (4)
7 Days Express Hotel Management (Beijing) Co., Ltd. (PRC)
Guangzhou Sairu Software Development Co., Ltd. (PRC)
Shenzhen 7 Days Baoda Hotel Management Co., Ltd. (PRC)
Shanghai 7 Jia Hotel Co., Ltd. (PRC)
7 Days Full Seasons Hotel Investment Management (Beijing) Co., Ltd. (PRC)
7 subsidiaries (PRC) (5)
Guiyang 7 Days Hotel Management Co., Ltd. (PRC)
Guizhou Yijiaju Hotel Management Co., Ltd. (PRC)
Shanghai 7 Days Hotel Management Corporation, Limited by Share (PRC)
Shenzhen Woju Boutique Hotel Management Co., Ltd (PRC)
Fuzhou Gulou 7 Days Hotel Management Co., Ltd. (PRC)
Xiamen Xin 7 Days Inn Co., Ltd. (PRC)
Beijing 7 Days Four Seasons Hotel Management Co., Ltd (PRC)
Beijing 7 Days Impression Hotel Management Co., Ltd (PRC)
Beijing 7 Days Sunshine Hotel Management Co., Ltd (PRC)
Wuxi Shenglong Hotel Management Co., Ltd. (PRC)
Ningbo Yiju Business Hotel Management Co., Ltd.
Hunan Huatian Star Hotel Management Co., Ltd. (PRC)
Xuzhou Oriental Express Hotel Management Co., Ltd. (PRC)
5 wholly owned subsidiaries (PRC) (2)
Chengdu 7 Days Hotel Management Co., Ltd. (PRC)
Chengdu Four Seasons 7 Days Hotel management Co., Ltd (PRC)
100%
65%
70%
20%
80%
51%

(1)	These two wholly-owned subsidiaries are Guangzhou Seven Software Development Co., Ltd. and Guangzhou Saicheng Software Development Co., Ltd.
(2)	These five wholly-owned subsidiaries are Hunan Lotus Express Hotel Management Co., Ltd., Henan Huatian Hotel Management Co., Ltd., Wuhan Huatian Hotel Management Co., Ltd., Beijing Huatian Hotel Management Co., Ltd. and Nanchang Huatian Hotel Management Co., Ltd.
(3)	These thirteen wholly-owned subsidiaries are Nanjing 7 Days Sabo Hotel Management Co., Ltd., Guangzhou 7 Days Inn Co., Ltd., Shanghai 7 Days Investment Management Co., Ltd., Xi’an 7 Days Hotel Management Co., Ltd., Guiyang Nanming 7 Days Hotel Management Co., Ltd., Wuhan 7 Days Hotel Management Co., Ltd., Foshan 7 Days Hotel Co., Ltd., Tianjin 7 Days Hotel Management Co., Ltd., Jinan 7 Days Hotel Management Co., Ltd., Kunming 7 Days Hotel Management Co., Ltd., Shenyang 7 Days Hotel Management Co., Ltd., Nanjing 7 Days Express Hotel Management Co., Ltd., Hefei 7 Days Hotel Management Co., Ltd.
(4)	These three wholly-owned subsidiaries are Nanchang 7 Days Hotel Management Co., Ltd., Guangzhou Zhongke Hotel Enterprise Management Co., Ltd. and Guangzhou Haoyu Hotel Co., Ltd.
(5)	These seven subsidiaries are Xian Seven Days Investment Consulting Co., Ltd, Shenzhen Huanan Seven Days Hotel Management Co., Ltd, Shanghai 7 Days Full Seasons Hotel Management Co., Ltd., Guizhou 7 Days He Chuang Investment Management Co., Ltd., Wuhan 7 Days Four Seasons Investment Development Co., Ltd., Chengdu 7 Days Four Seasons Investment Management Co., Ltd., and Guangzhou Seven Days Baichuan Investment Management Co., Ltd.

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

A. Operating Results

Overview

We are a leading and fast growing economy hotel chain based in China. We operate limited service economy hotels across major metropolitan areas in China under our “7 Days Inn” brand. Our 7 Days Inn hotel chain has grown from 5 hotels in 2 cities as of the end of 2005 to 1,345 hotels in 208 cities as of December 31, 2012. We have more hotels in operation than any of our primary national economy hotel chain competitors in Guangzhou (111 hotels), Shenzhen (66 hotels), Wuhan (67 hotels), Changsha (53 hotels), Chengdu (45 hotels), Chongqing (35 hotels) and Guiyang (26 hotels). We also have a strong presence in Beijing (120 hotels), Nanjing (35 hotels) Jinan (27 hotels) and Shanghai (48 hotels). Our revenues grew from RMB721.4 million in 2008, to RMB1,141.3 million in 2009, to RMB1,498.9 million in 2010 and to RMB2,003.4 million in 2011 and to RMB2,557.2 million (US$410.5 million) in 2012.

We have historically grown our 7 Days Inn hotel chain by leasing and converting existing real estate properties meeting our site and other selection criteria. We refer to these hotels as our “leased-and-operated” hotels. For our leased-and-operated hotels, we target existing properties as opposed to new construction because we believe this strategy results in more favorable lease terms. Since 2009, we have increasingly focused on expansion and growth through hotel management arrangements. Hotel management arrangements capitalize on our hotel chain’s maturity and our brand recognition and also allow us to continue to expand our hotel chain and build our 7 Days brand without the same level of capital expenditures as our leased-and-operated hotels. We refer to these hotels as our “managed” hotels. Under our standardized hotel management arrangements, we license our brand to third parties and are responsible for managing these hotels, including hiring and appointing hotel managers and staff and installing and maintaining our IT system, allowing us to control brand consistency and ensure that we offer high quality accommodations to our guests. We do not own the real property on which, or the buildings in which, any of our hotels are operated. As of December 31, 2011 and 2012, we had 944 and 1,345 hotels in operation, including 533 and 853 managed hotels as of those dates, respectively. In 2013, we expect to convert approximately 50 leased-and-operated hotels and 310 managed hotels.

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

Our 7 Days Inn hotel chain has a national footprint with hotels in operation and under conversion in all 31 provinces in China as of December 31, 2012. We established our initial hotels in 2005 and 2006 primarily in southern China, particularly in Guangzhou and Shenzhen. In 2007, we continued our on-going expansion efforts in existing markets and expanded into central, southwest and eastern China, covering cities such as Chongqing, Wuhan and Shanghai, as well as the national capital of Beijing in the north. In 2008, we continued our national expansion by targeting the provincial capital of most provinces. In 2010, 2011 and 2012, we continued our national expansion with an increased focus on managed hotels.

During 2009, 2010, 2011 and 2012, we had operating income of RMB73.9 million, RMB154.1 million, RMB151.1 million and RMB240.3 million (US$38.6 million), respectively, compared to cumulative operating losses of RMB276.1 million for the years ended December 31, 2004 to 2008. Our earlier operating losses reflect, among other things, the rapid expansion of our hotel chain, particularly growth in our number of leased-and-operated hotels and related investments in furniture, fixtures and equipment, and our focus on building our 7 Days brand. Before a leased-and-operated hotel begins to generate revenue, which is when we generally consider a hotel to be operational, we incur significant out-of-pocket operational related expenses. Operating expenses for new leased-and-operated hotels are also impacted by our recognition of rent expense over the full lease term on a straight-line basis including any “free rent” lease period, which is common under many of our lease agreements before a hotel becomes operational and generally ranges from three to four months. Once operational, cash flow and operating performance for our hotels, including average occupancy rates, average daily rates and RevPAR generally improve until stabilization is reached, which in turn usually results in positive operating cash flow contribution. For example, rent and staff costs—our two largest cash expenses in any period—as a percentage of total revenues have declined from an aggregate of 63.8% in 2008, to 48.7% in 2009, to 45.2% in 2010, to 44.4% in 2011 and to 43.6% in 2012. Therefore, in the early stages of our chain expansion program, a large percentage of our leased-and-operated hotels were either in the negative operating cash flow conversion stage or were in operation but not yet fully stabilized, causing our consolidated operating income to be negative. However, as our stabilized hotel portfolio has grown and the percentage of new leased-and-operated hotels in our growth pipeline has decreased, our operating income has become positive.

In 2012, we had net income of RMB159.2 million (US$25.6 million), compared to net income of RMB114.0 million in 2011and RMB119.2 million in 2010. The net income in 2011 and 2012 reflects the growing number of mature managed hotels in our hotel portfolio.

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

	As of and for the year ended December 31,
	2010	2011	2012
Hotels in operation(1)	568	944	1345
Leased-and-operated hotels	321	411	492
Managed hotels(2)	247	533	853

Hotels under conversion(1)	197	234	223
Leased-and-operated hotels	25	32	21
Managed hotels	172	202	202

Total hotel rooms for hotels in operation(1)	56,410	94,684	133,497
Leased-and-operated hotels	32,825	43,021	51,725
Managed hotels	23,585	51,663	81,772

Total hotel rooms for hotels under conversion(1)	19,345	22,485	20,368

Number of cities covered for hotels in operation(1)	89	141	208

Average occupancy rate(2)	88.7%	84.6%	81.3%
Leased-and-operated hotels	91.0%	87.9%	82.9%
Managed hotels	84.0%	81.5%	80.3%

Average daily rate (in RMB)	162.3	161.0	161.7
Leased-and-operated hotels	164.9	166.2	167.0
Managed hotels	156.7	155.8	158.0

RevPAR (in RMB)	143.9	136.2	131.5
Leased-and-operated hotels	150.0	146.0	138.3
Managed hotels	131.6	127.0	126.9

(1)	As of the end of each period.
(2)	Occupancy rates for certain hotels benefit from rental of the same hotel room multiple times a day.

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

Our average occupancy rate for all hotels has decreased from 88.7% in 2010 to 84.6% in 2011, and to 81.3% in 2012. The decrease was primarily attributable to our rapid addition of new hotels and the adverse impact on our hotel room demand as a result of the macro economic situation in 2011 and 2012. The significant number of hotels in the ramp-up stage have lower occupancy rate than mature hotels in existing markets, thereby affecting our overall financial and operational performance.  In addition, our strategy to increasingly focus on expanding managed hotels has resulted in lower average occupancy rates because the occupancy rates of our managed hotels are usually lower than that of our leased-and-operated hotels due to the fact that a higher percentage of managed hotels are located in lower-tier cities.  Our average occupancy rate for all hotels in 2010 was positively impacted by the maturity of our leased-and-operated hotels, which led to a relatively higher average occupancy rate in 2010, and our continued expansion of leased-and-operated hotels in our key target cities where we benefit from greater market presence and improved brand recognition, as well as the benefit of the 2010 Shanghai World Expo, as occupancy rates in Shanghai and surrounding areas increased from the traffic driven by the Shanghai World Expo held from May 1, 2010 to October 31, 2010. We expect to continue our expansion in existing markets and new regions and metropolitan areas in the future and, over time, we believe that our greater market presence and improved brand recognition in these regions and metropolitan areas, as well as the maturity of both leased-and-operated and managed hotels, will result in a more stable average occupancy rate.

Our average occupancy rate also includes hotel rooms rented to members of our 7 Days Club using accumulated points to pay for the hotel room rental.

Average Daily Rate. We set hotel room rates based on several factors, including local market conditions and the location of our hotels, and try to set competitive hotel room rates for new hotels in cities where we do not already have a presence while we increase occupancy rates. For new hotels in cities where we already have a presence, we typically set hotel room rates to correspond with hotels already in operation. However, rates for our hotel rooms can vary within a particular city depending on the location and maturity of a particular hotel. Once a hotel has established a presence and occupancy rates have increased, we may gradually increase hotel room rates depending on market conditions and other factors. In addition, rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions. For example, in 2012, the average hotel room rates in Beijing and Jinan were RMB208.8 (US$33.5) and RMB149.4 (US$24.0), respectively.

Our average daily rate for all hotels decreased slightly from 2010 to 2011, and increased slightly from 2011 to 2012. Our average daily rate for leased-and-operated hotels has kept increasing from 2010 to 2012, due to a greater percentage of matured leased-and-operated hotels in our hotels portfolio and improved brand recognition. Our average daily rate for managed hotels decreased slightly from 2010 to 2011 and increased from 2011 to 2012. The slight decrease in our average daily rate for managed hotels in 2011 was attributable to our continuing shift of strategic focus from leased-and-operated hotels to managed hotels and significant expansion into regions and metropolitan areas where the daily rates are lower than that in existing markets. Our average daily rate for managed hotels incased in 2012 because the fact that the daily rates for the matured managed hotels increased from 2011 to 2012 outweighed the impact of our expansion into regions and metropolitan areas where we have lower average daily rates. Our average daily rate will continue to be impacted by various factors including the maturity of our hotels and our expansion into regions and metropolitan areas that command lower average daily rates than our existing markets.

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

Revenues. We generated total revenues of RMB1,498.9 million in 2010, RMB2,003.4 million in 2011and RMB2,557.2 million (US$410.5 million) in 2012. We derive our revenues primarily from sales of hotel rooms at our leased-and-operated hotels and, to a much lesser extent, food and beverages sales, souvenir card sales and membership credit points sales at our hotels. We recognize revenues from sales of hotel rooms and food and beverages when our goods and services are delivered, collection of the relevant receivable is probable, and the price for the goods or services is fixed or determinable. Beginning in 2007, we also derive revenues from our managed hotels. We derive our revenues from hotel management arrangements through on-going management and service fees based on a percentage of the managed hotel’s revenue. On-going management and service fees are recognized when the underlying service revenue is recognized by the managed hotel’s operations. We also charge an upfront service fee of RMB3,000/room upon entering into management agreements with a 10% discount on the service fee for the first time managed hotel partners and a further 20% and 30% discount for the second- and third-time partners. Due to the growing number of mature managed hotels in our hotel portfolio, revenues from our hotel management arrangements increased from RMB7.7 million in 2009 to RMB89.7 million in 2010, to RMB179.3 in 2011 and to RMB262.1 million (US$42.1 million) in 2012. As of December 31, 2012, a total of 853 of our 1,345 hotels are operated under hotel management arrangements and we expect to continue to pursue additional hotel management arrangements. Accordingly, we expect a continued increase in this revenue stream in the future as we continue to recognize service fees related to our growing portfolio of managed hotels.

The following table sets forth the revenues generated by our hotels for the periods indicated:

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:

Room Rental	1,345,457	1,752,107	2,172,804	348,759

Non-room revenues	63,750	71,397	122,287	19,628

Revenue from managed hotels	89,702	179,334	262,094	42,069
Total:	1,498,909	2,003,378	2,557,185	410,456

Our revenues are significantly affected by the following operating factors:

•	our total number of hotels;

•	our total number of hotel rooms;

•	our mix and age of leased-and-operated hotels and managed hotels;

•	average occupancy rates achieved by our hotels; and

•	average daily rates achieved by our hotels.

Our future revenue growth is expected to depend significantly upon our ability to expand our hotel chain in existing and new markets in China and maintain and further increase our average occupancy rate, average daily rate and RevPAR at existing hotels. As of December 31, 2012, we had 1,345 hotels in operation, 492 of which are leased-and-operated hotels and 853 of which are managed hotels, covering 208 cities, and 133,497 total hotel rooms in operation, of which 51,725 hotel rooms were located in leased-and-operated hotels and 81,772 hotel rooms were located in managed hotels. As of the same date, we also had 223 hotels under conversion, 21 of which are leased-and-operated hotels and 202 of which are managed hotels, and 20,368 hotel rooms under conversion, with an additional 2,376 of which are leased and operated hotels and 17,992 of which are managed hotels. Upon completion of these hotels, we will cover 238 cities in China. While our leased-and-operated hotels required greater capital investment, we expect that our revenue will grow more rapidly through the addition of leased-and-operated hotels that generate room accommodation revenue related to the additional hotels rooms, compared to additional managed hotels that generate primarily service fees based on a percentage of the managed hotel’s revenues (typically 5% to 7% of total revenues).

In addition, we are constantly exploring ways to increase the number of 7 Days Club members and usage of our eCommerce platform. For example, in addition to our partnership arrangements with Alipay and a number of other renowned Internet companies in China, we entered into an arrangement with China Merchants Bank to offer a co-branded credit card with holders of the co-branded credit card automatically becoming 7 Days Club members and earning five times the typical China Merchants Bank award points when the co-branded credit card is used to pay at our hotels, and an arrangement with China Southern Airlines whereby any 7 Days Club member may use points earned by staying at our hotels towards mileage rewards offered by China Southern Airlines if the member is also a China Southern Airlines “Sky Pearl Club” member. We provide our members greater benefits and more membership points for using our eCommerce platform to locate and reserve hotel rooms. In addition, we have developed an online game that members can play using their membership points.

Operating Costs and Expenses.  Our operating costs and expenses consist of hotel operating costs, sales and marketing expenses, general and administrative expenses, and other operating expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the year ended December 31,
	2010	2010	2011	2011	2012	2012	2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues	1,498,909	100.0	2,003,378	100.0	2,557,185	410,456	100.0
Hotel operating costs(1):
Rent expense	(444,731)	(29.7)	(571,351)	(28.5)	(707,692)	(113,592)	(27.7)
Staff costs	(233,169)	(15.6)	(317,374)	(15.8)	(406,623)	(65,267)	(15.9)
Depreciation and amortization	(178,279)	(11.9)	(241,020)	(12.0)	(314,189)	(50,431)	(12.3)
Hotel supplies	(63,888)	(4.3)	(97,452)	(4.9)	(135,112)	(21,687)	(5.3)
Utilities	(106,633)	(7.1)	(145,468)	(7.3)	(190,030)	(30,502)	(7.4)
Other	(156,227)	(10.4)	(220,595)	(11.0)	(279,862)	(44,921)	(10.9)
Total	(1,182,927)	(79.0)	(1,593,260)	(79.5)	(2,033,508)	(326,400)	(79.5)
Sales and marketing expenses(1)(2)	(39,557)	(2.6)	(49,222)	(2.5)	(82,116)	(13,181)	(3.2)
General and administrative expenses(1)(2)	(122,371)	(8.2)	(209,786)	(10.5)	(201,271)	(32,306)	(7.9)

Total operating costs and expenses	(1,344,855)	(89.8)	(1,852,268)	(92.5)	(2,316,895)	(371,887)	(90.6)

(1)	Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Hotel operating costs (staff costs)	(2,019)	(2,551)	(1,722)	(277)
Sales and marketing expenses	(267)	(1,094)	(2,482)	(398)
General and administrative expenses	(13,231)	(39,838)	(22,923)	(3,679)
Total	(15,517)	(43,483)	(27,127)	(4,354)

(2)	Includes depreciation and amortization expenses as follows:

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing expenses	(37)	(38)	(31)	(5)
General and administrative expenses	(2,447)	(4,357)	(9,288)	(1,491)
Total	(2,484)	(4,395)	(9,319)	(1,496)

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

As a percentage of total revenues, our hotel operating costs have increased from 78.9% in 2010 to 79.5% in 2011 and remained unchanged of 79.5% in 2012. The slight increase from 2010 was primarily due to providing more in-room hotel supplies to our customers in 2011and 2012 . In 2010, 2011 and 2012, rent expenses constituted 29.5%, 28.5% and 27.7% of our total revenues, respectively. We typically pay fixed rent on either a monthly or quarterly basis for the first three or five years of the lease term, after which we may typically be subject to a 3% to 5% increase every three to five years, with the applicable percentage increase fixed by our lease agreements. For accounting mainly purposes, all leases are operating leases and related rent expenses are recognized over the full lease term on a straight-line basis including any “free rent” lease period, which is common under many of our lease agreements before a hotel becomes operational and generally ranges from three to four months.

Our staff costs and depreciation and amortization costs have increased generally in line with the increase in our number of new hotels and hotel rooms. Our staff wages typically have increased in line with other expenses.

Sales and Marketing Expenses.  Our sales and marketing expenses consist of compensation and benefits for our sales and marketing personnel, advertising expenses, and other expenses, including production costs of marketing materials. We seek to minimize these expenses by encouraging our guests to use our eCommerce platform and leveraging our 7 Days Club to conduct lower-cost, more targeted sales and marketing activities to our members, which has lessened our reliance on more costly sales and marketing methods, such as travel agencies and television and print advertising. As a percentage of total revenues, our sales and marketing expenses accounted for 2.5% and 3.2% for 2011 and 2012, respectively.

General and Administrative Expenses.  Our general and administrative expenses consist of compensation and benefits for our corporate office employees, traveling and entertainment expenses, and other expenses, including costs of third-party professional services, and rental payments relating to office and administrative functions. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business. As a percentage of total revenues, our general and administrative expenses accounted for 10.5% and 7.9% for 2011 and 2012, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our Hong Kong subsidiaries do not derive any income that is subject to Hong Kong profits tax. Accordingly, no provision for Hong Kong profit tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

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

China passed the New EIT Law effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor. However, the New EIT Law also (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises which were established before March 16, 2007 and that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may gradually transit to the new tax rate within five years after the effective date of the new enterprise income tax law. In addition, under the phase-out rules, enterprises established before the promulgation date of the new law and which were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. Accordingly, 7 Days Shenzhen’s branches located in Shenzhen are subject to rates of 9% in 2008, 10% in 2009, 22% in 2010, 24% in 2011 and the new statutory enterprise income tax rate of 25% from 2012 onward. 7 Days Shenzhen’s branches located in cities other than Shenzhen are subject to tax rate of 12.5% in 2008 and 2009 under the phase-out rules, and the new statutory enterprise income tax rate of 25% from 2010 onwards. In addition, Guangzhou Seven Software Development Co., Ltd., or Guangzhou Seven, another PRC subsidiary of us, is entitled to a two-year tax exemption followed by a three-year 50% tax reduction from its first profit-making year on the basis of its status as a software development company.  Guangzhou Seven commenced its tax holiday in 2010 and thus is exempt from income tax in 2010 and 2011, and is subject to income taxes at a rate of 12.5% from 2012 to 2014 and at a rate of 25% from 2015 onwards.  Other than 7 Days Shenzhen and Guangzhou Seven, our PRC subsidiaries are subject to the 25% rate starting from 2008 onwards. All of our PRC subsidiaries are also subject to a 5% business tax and an additional surcharge ranging from 0.05% to 0.8% (depending on their respective local tax rules) on gross revenues generated from their operations.

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

During 2010, 2011 and 2012, we made investments in several entities designed to establish hotels to be operated as hotels to be acquired and then operated by us. We and certain individuals hold equity interests of 51% and 49%, respectively, in each of these VIEs.  The entities are VIEs because the total equity investment at risk (paid-in capital of RMB1.0 million) of each of these entities is not sufficient to finance their intended activities without additional subordinated financial support. Since we are the sole subordinated debt holder, the exclusive hotel management service provider, the call option holder and the 51% equity interest holder, we are entitled to (i) direct the activities of the VIEs that most significantly impact their economic performance; and (ii) absorb losses from the VIEs that could potentially be significant to them. Therefore, we are considered to be the primary beneficiary of the VIEs. Accordingly, the financial statements of the following VIEs had been consolidated into our financial statements since their respective date of establishment/acquisition:

Name of VIE	Our ownership interest
Guangzhou Seven Days Baichuan Investment Management Co., Ltd.	51%
Shenzhen Huanan Seven Days Hotel Management Co., Ltd.	51%
Wuhan 7 Days Four Seasons Investment Development Co., Ltd.	51%
Xi’an Seven Days Investment Consulting co., Ltd.	51%
Guizhou 7 Days He Chuang Investment Management Co., Ltd.	51%
Chengdu 7 Days Four Seasons Investment Management Co., Ltd.	51%
Shanghai 7 Days Full Seasons Hotel Management Co., Ltd.	51%

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

On September 1, 2012, we acquired the remaining 49% equity interest of a VIE, namely 7 Days Full Season Hotel Investment Management (Beijing) Co., Ltd. (“Beijing Full Season”), from its individual equity holders in exchange for a consideration of RMB0.6 million in cash. Afterwards, we held 100% equity interest of Beijing Full Season. In the future, we will continue to buy out the minority interests in the VIEs.

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

Useful life
Leasehold improvements	4-15 years
Hotel fixtures and equipment	5-10 years
Motor vehicles	5 years

There has been no change to the estimated useful lives and salvage values for any of the periods presented.

We evaluate property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset through a variety of methods, including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. In the years ended December 31, 2010, 2011 and 2012, we recognized impairment losses of RMB5.5 million, RMB13.1 million and RMB11.5 million (US$1.8 million), respectively, in respect of leasehold improvements and hotel fixtures and equipment of certain loss-making leased-and-operated hotels.  We determined that the carrying amounts of these leasehold improvements and hotel fixtures and equipment would not be recoverable through future cash flows. The fair value of the property and equipment was based on the estimated selling price of the assets.  The impairment losses are included in our general and administrative expenses for the year ended December 31, 2012.

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

The realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied or utilized, the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. Sufficient negative evidence, such as a history of operating losses, losses expected in the early future years and cumulative net losses in recent years, may require that a valuation allowance be established with respect to existing and future deferred tax assets. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. The valuation allowance for our deferred tax assets is made based upon the level of our historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible. In 2007 and 2008, our major subsidiaries in the PRC did not record any income tax benefit for their losses incurred as it was considered more likely than not that these subsidiaries would not be able to generate future taxable income to realize such benefits due to uncertainty regarding our ability to generate profits following our ongoing expansion. As of December 31,2012, the financial performance of certain of these previously loss-making PRC subsidiaries improved significantly and, based on current business plans and projected future taxable income, we believe it is more likely than not that these subsidiaries will be able to generate future taxable income in 2013 and onwards, and thus, we recorded a net tax benefit in the amount of RMB4.4 million, and RMB1.3 million (US$0.2 million) related to the reduction of valuation allowance in 2011 and 2012, respectively.

Share-Based Compensation

We account for compensation expenses for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize the expense in our consolidated statement of operations in accordance with U.S. GAAP, which may have a material adverse effect on our results of operations. We recognize such costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award (as measured based on the grant-date fair value of the equity instrument) is expensed on the grant date.  The following table sets forth a summary of outstanding options as of December 31, 2012:

Date of Grant	Number of Ordinary Shares Underlying Options Granted and Outstanding	Option Exercise Price (at the time of grant)	Fair Value of Ordinary Shares	Type of Valuation
		(US$)	(US$)
07/01/2006	87,504	0.125	0.336		(1)
12/20/2007	37,500	0.125	3.813		(1)
12/20/2007	68,003	0.64	3.813		(1)
12/20/2007	287,659	1.90	3.813		(1)
05/15/2008	203,934	3.25	3.018		(1)(2)
08/15/2009	601,710	3.30	2.546		(3)
09/25/2009	249,700	3.60	2.751		(3)
02/25/2010	50,000	4.16	2.550		(4)
06/29/2010	400,000	3.58	3.583		(4)
10/21/2010	2,423,424	4.70	6.420		(3)(5)
10/21/2010	405,000	6.26	6.420		(3)(5)
04/15/2011	190,839	7.25	7.327		(3)(5)
08/01/2011	1,036,550	5.79	7.327		(3)(5)
06/07/2012	495,000	2.98	3.298		(3)
07/17/2012	1,125,000	2.99	2.957		(3)
07/31/2012	832,600	2.86	3.180		(3)

(1)	Retrospective valuation by an independent appraiser.
(2)	Originally granted at a per share exercise price of US$3.70 based on management’s estimate of the fair value of our ordinary shares and reduced to US$3.25 on October 21, 2008 following a retrospective valuation by an independent appraiser.
(3)	Contemporaneous valuation by the independent appraiser.
(4)	Contemporaneous valuation by management’s estimation using a binomial option valuation model.
(5)	On December 20, 2011, we modified the exercise price of the 4,613,360 share options granted during 2010 and 2011 with grant price ranging from US$4.70 to US$7.25 , to US$3.79 per share.

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

The grant-date fair values of the share options we granted in 2012 were estimated by using a binominal option valuation model based on the assumptions in the following table.

Awards granted
in 2012

Expected volatility	53.19% – 53.27%
Expected dividend yield	0%
Weighted average risk-free interest rate	0.95% – 1.10%
Option life (in years)	7.00
Estimated fair value of underlying ordinary shares	RMB18.84 – 21.01
Grant-date fair value of share options	RMB9.51 – 11.12

In 2012, we granted a total of 2,474,600 share options to our directors, officers and employees with a contractual term of 7 years.  The exercise price of such share options ranged from US$2.857 to US$2.987 per share and the aggregate grant-date fair value of these share options was RMB25.0 million (US$3.9 million).  These share options have similar vesting terms, under which 25% of the share options vest and become exercisable ranging from 5 to 12 months after the grant dates and the remaining 75% of the share options vest over the following three years in six equal installments.  In addition, in 2012, we granted 2,226,600 conditional share options to certain management employees.  These conditional option grants have same vesting terms, under which (i) 25% of the share options vest over and become exercisable ranging from 10 to 12 months after the grant dates and the remaining 75% of the share options vest over the following three years in six installments, and (ii) the vesting of the share options are contingent upon meeting performance criteria set by us over a performance period ranging from 10 to 12 months.  At the end of such performance period, we determine whether each of such employees has met all performance criteria.  The grant-date fair value of the conditional share options is recognized in our consolidated statements of comprehensive income on a graded vesting schedule for each tranche to the extent that the performance conditions are probable of achievement.  Based on our estimate as of December 31, 2012, it is probable that all the employees will meet the performance criteria over the performance period.  The aggregate grant-date fair value of these conditional share options amounted to RMB122.3 million (US$20.2 million).

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

Our share-based compensation expenses recognized for the years ended December 31, 2010, 2011 and 2012 amounted to RMB15.5 million, RMB43.5 million and RMB27.1 million (US$4.4 million), respectively.

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

	For the year ended December 31,
	2010	2010	2011	2011	2012	2012	2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Summary consolidated statement of comprehensive income:
Revenues	1,498,909	100.0	2,003,378	100.0	2,557,185	410,456	100.0
Hotel operating costs	(1,182,927)	(79.0)	(1,593,260)	(79.5)	(2,033,508)	(326,400)	(79.5)
Sales and marketing expenses	(39,557)	(2.6)	(49,222)	(2.5)	(82,116)	(13,181)	(3.2)
General and administrative expenses	(122,371)	(8.2)	(209,786)	(10.5)	(201,271)	(32,306)	(7.9)
Total operating costs and expenses	(1,344,855)	(89.8)	(1,852,268)	(92.5)	(2,316,895)	(371,887)	(90.6)
Income from operations	154,054	10.2	151,110	7.5	240,290	38,569	9.4
Interest income	3,127	0.2	6,224	0.3	7,887	1,266	0.3
Interest expense	(2,082)	(0.1)	(7,212)	(0.3)	(21,459)	(3,444)	(0.8)
Equity in income (loss) of an affiliate	(18)	0.0	120	—	—	—	—
Income before income taxes	155,081	10.3	150,242	7.5	226,718	36,391	8.9
Income tax expense	(35,833)	(2.4)	(36,259)	(1.8)	(67,540)	(10,841)	(2.6)
Net income (loss)	119,248	7.9	113,983	5.7	159,178	25,550	6.2
Net loss (income) attributable to noncontrolling interests	(1,557)	(0.1)	14,903	0.7	16,867	2,707	0.7
Net income attributable to 7 Days Group Holdings Limited	117,691	7.8	128,886	6.4	176,045	28,257	6.9
Net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders	117,691	7.8	128,886	6.4	176,045	28,257	6.9

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Non-Financial Key Performance Indicators. Our overall average occupancy rate decreased from 84.6% in 2011 to 81.3% in 2012. The average occupancy rate for our leased-and-operated hotels decreased from 87.9% in 2011 to 82.9% in 2012. The average occupancy rate for our managed hotels also decreased from 81.5% in 2011 to 80.3% in 2012. The decrease in occupancy rates for both our leased-and-operated hotels and managed hotels in 2012 were primarily because of (i) the number of new hotels in the portfolio mix, as we increased the number of our managed hotels in operation by 60.0% from 2011 to 2012, and (ii) the adverse impact on our hotel room demand as a result of our increased room rates in 2012.

Our average daily rate increased from RMB161.0 in 2011 to RMB161.7 (US$26.0) in 2012. The average daily rate for our leased-and-operated hotels increased from RMB166.2 in 2011 to RMB167.0 (US$26.8) in 2012, reflecting a greater percentage of matured leased-and-operated hotels in our hotels portfolio in 2012 compared to 2011 and improved brand recognition of our leased-and-operated hotels in 2012. The average daily rate for our managed hotels increased from RMB155.8 in 2011 to RMB158.0 (US$25.4) in 2012. While the rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions, the average daily rate for the same managed hotel increased from 2011 to 2012.

Our overall RevPAR decreased slightly from RMB136.2 in 2011 to RMB131.5 (US$21.1) in 2012. The RevPAR of our leased-and-operated hotels decreased from RMB146.0 in 2011 to RMB138.3 (US$22.2) in 2012, and the RevPAR of our managed hotels decreased from RMB127.0 in 2011 to RMB126.9 (US$20.2) in 2012, as a cumulative result of the above factors.

Revenues.  Our revenues increased by 27.6% from RMB2,003.4 million in 2011 to RMB2,557.2 million (US$410.5 million), primarily due to increased sales of hotel room nights due to our expansion from 944 hotels in operation and 94,684 related hotel rooms as of December 31, 2011 to 1,345 hotels in operation and 133,497 related hotel rooms as of December 31, 2012. As of December 31, 2011 and 2012, we operated 533 and 853 hotels under hotel management arrangements, respectively. Fees from our managed hotels (included in our revenues) increased substantially from RMB179.3 million in 2011 to RMB262.1 million (US$42.1 million) in 2012.

Operating Costs and Expenses.  Our total operating costs and expenses increased by 25.1% from RMB1,852.3 million in 2011 to RMB2,316.9 million (US$371.9 million) in 2012, primarily due to increases in our hotel operating costs as our hotel operations substantially expanded year over year. Our operating costs and expenses also include rent expenses for hotel properties for leased-and-operated hotels under conversion in most cases for which no revenues currently were being recognized during such period.

•	Hotel Operating Costs. Our hotel operating costs increased by 27.6% from RMB1,593.3 million in 2011 to RMB2,033.5 million (US$326.4 million) in 2012, primarily due to increases in all of our hotel operating costs expense line items related to our expansion from 944 hotels in operation and 94,684 related hotel rooms as of December 31, 2011 to 1,345 hotels in operation and 133,497 related hotel rooms as of December 31, 2012. As a percentage of revenues, our hotel operating costs remained unchanged period-over-period at 79.5% in 2011 and 2012, reflecting proportional increases in revenues and hotel operating costs over the period, as well as providing more in-room hotel supplies to our customers in 2012.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased from RMB49.2 million in 2011 to RMB82.1 million (US$13.2 million) in 2012 primarily due to the business development activities in connection with the new hotels that opened in 2012 and increased sales commissions. As a percentage of revenues, our sales and marketing expenses decreased period-over-period from 2.5% to 3.2%, as a result of having achieved meaningful market share, local brand recognition, critical mass and adequate economies of scale in certain markets from our on-going expansion efforts. Share-based compensation expenses for our sales and marketing staff were RMB1.1 million in 2011 and RMB2.5 million (US$0.4 million) in 2012, respectively.

•	General and Administrative Expenses. Our general and administrative expenses decreased by 4.1% from RMB209.8 million in 2011 to RMB201.3 million (US$32.3 million) in 2012, primarily due to the share-based compensation expenses for our corporate office employees decreased by 42.5% from RMB39.8 million in 2011 to RMB22.9 million (US$3.7 million) in 2012. As a percentage of revenues, our general and administrative expenses decreased year-over-year from 10.5% to 7.9% and if excluding share-based compensation expenses, decreased year-over-year from 8.5% to 7.0%.

Income from Operation.  Our income from operations increased by 59.0% from RMB151.1 million in 2011 to RMB240.3 million (US$38.6 million) in 2012, as a cumulative result of the above factors.

Interest Income.  Our interest income increased from RMB6.2 million in 2011 to RMB7.9 million (US$1.3 million) in 2012, primarily attributable to our increase in cash deposits by the middle of 2012 and an increase in effective interest rate.

Interest Expense.  Our interest expense increased from RMB7.2 million in 2011 to RMB21.5 million (US$3.4 million) in 2012, primarily reflecting significant increase in domestic bank borrowing arrangements in 2012 compared to 2011.

Income Tax Expenses.  We incurred income tax expense of RMB67.5 million (US$10.8 million) in 2012, compared to an income tax expenses of RMB36.3 million for 2011. The income tax expenses in 2011 and 2012 were primarily attributable to our increased taxable income generated by our increased revenues.

Net Loss (Income) Attributable to Noncontrolling Interests.  Noncontrolling interests represent the noncontrolling interests’ share of the income in twelve consolidated entities including seven VIEs. In 2011 and 2012, the noncontrolling interests’ share of the loss amounted to RMB14.9 million and RMB16.9 million (US$2.7 million), respectively.

Net Income (Loss) Attributable to 7 Days Group Holdings Limited.  As a result of the foregoing, we had a net income attributable to 7 Days Group Holdings Limited of RMB176.0 million (US$28.3 million) in 2012, compared to our net income of RMB128.9 million attributable to 7 Days Group Limited in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Non-Financial Key Performance Indicators. Our overall average occupancy rate decreased slightly from 88.7% in 2010 to 84.6% in 2011. The average occupancy rate for our leased-and-operated hotels decreased from 91.0% in 2010 to 87.9% in 2011. The average occupancy rate four our managed hotels also decreased from 84.0% in 2010 to 81.5% in 2011. The decrease in occupancy rates for both our leased-and-operated hotels and managed hotels in 2011 were primarily because of (i) the number of new hotels in the portfolio mix, as we increased the number of our managed hotels in operation by 115.8% from 2010 to 2011, (ii) the adverse impact on our hotel room demand as a result of our increased room rates in 2011, and (iii) and the impact of the 2010 Shanghai World Expo, as occupancy rates in Shanghai and surrounding areas benefitted from the traffic driven by the Shanghai World Expo held from May 1, 2010 to Oct 31, 2010.

Our average daily rate decreased from RMB162.3 in 2010 to RMB161.0 in 2011. The average daily rate for our leased-and-operated hotels increased from RMB164.9 in 2010 to RMB166.2 in 2011, reflecting a greater percentage of matured hotels in our hotels portfolio in 2011 compared to 2010 and improved brand recognition of our leased-and-operated hotels in 2011. The average daily rate for our managed hotels decreased slightly from RMB156.7 in 2010 to RMB155.8 in 2011, primarily because of a higher proportion of hotels located in lower tier cities as compared to 2010, due to our expansion of managed hotels in regions and metropolitan areas outside key target cities, and our need to set more hotel room rates for such new hotels. While the rates for our hotel rooms can vary significantly between hotels in different cities depending on local market conditions, the average daily rate for the same managed hotel increased from 2010 to 2011.

Our overall RevPAR decreased slightly from RMB143.9 in 2010 to RMB136.2 in 2011. The RevPAR of our leased-and-operated hotels decreased from RMB150.0 in 2010 to RMB146.0 in 2011, and the RevPAR of our managed hotels increased from RMB131.6 in 2010 to RMB127.0 in 2011, as a cumulative result of the above factors.

Revenues.  Our revenues increased by 33.7% from RMB1,498.9 million in 2010 to RMB2,003.4 million, primarily due to increased sales of hotel room nights due to our expansion from 568 hotels in operation and 56,410 related hotel rooms as of December 31, 2010 to 944 hotels in operation and 94,684 related hotel rooms as of December 31, 2011. As of December 31, 2010 and 2011, we operated 247 and 533 hotels under hotel management arrangements, respectively. Fees from our managed hotels (included in our revenues) increased substantially from RMB89.7 million in 2010 to RMB179.3 million in 2011.

Operating Costs and Expense.  Our total operating costs and expenses increased by 37.7% from RMB1,344.9 million in 2010 to RMB1,852.3 million in 2011, primarily due to increases in our hotel operating costs as our hotel operations substantially expanded year over year. Our operating costs and expenses also include rent expenses for hotel properties for leased-and-operated hotels under conversion in most cases for which no revenues currently were being recognized during such period.

•	Hotel Operating Costs. Our hotel operating costs increased by 34.7% from RMB1,182.9 million in 2010 to RMB1,593.3 million in 2011, primarily due to increases in all of our hotel operating costs expense line items related to our expansion from 568 hotels in operation and 56,410 related hotel rooms as of December 31, 2010 to 944 hotels in operation and 94,684 related hotel rooms as of December 31, 2011. As a percentage of revenues, our hotel operating costs increased slightly period-over-period from 78.9% in 2010 to 79.5% in 2011, reflecting proportional increases in revenues and hotel operating costs over the period, as well as providing more in-room hotel supplies to our customers in 2011.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased from RMB39.6 million in 2010 to RMB49.2 million in 2011 primarily due to the business development activities in connection with the new hotels that opened in 2011 and increased sales commissions. As a percentage of revenues, our sales and marketing expenses decreased period-over-period from 2.6% to 2.5%, as a result of having achieved meaningful market share, local brand recognition, critical mass and adequate economies of scale in certain markets from our on-going expansion efforts. Share-based compensation expenses for our sales and marketing staff were RMB0.3 million in 2010 and RMB1.1 million in 2011, respectively.

•	General and Administrative Expenses. Our general and administrative expenses increased by 71.4% from RMB122.4 million in 2010 to RMB209.8 million in 2011, primarily due to the additional provisions booked for bad debt, the loss from the disposal of certain fixed asset items, increased share-based compensation expenses, including charges relating to our issuance of share options in 2011 and impairment expenses. Share-based compensation expenses for our corporate office employees increased by 201.1% from RMB13.2 million in 2010 to RMB39.8 million (US$6.3 million) in 2011. As a percentage of revenues, our general and administrative expenses increased year-over-year from 8.2% to 10.5% and if excluding share-based compensation expenses, increased year-over-year from 7.3% to 8.5%.

Income from Operations.  Our income from operations decreased by 1.9% from RMB154.1 million in 2010 to RMB151.1 million (US$24.0 million) in 2011, as a cumulative result of the above factors.

Interest Income.  Our interest income increased from RMB3.1 million in 2010 to RMB6.2 million in 2011, primarily attributable to our increase in cash from RMB388.8 million to RMB493.3 in 2011 and an increase in effective interest rate.

Interest Expense.  Our interest expense increased from RMB2.1 million in 2010 to RMB7.2 million in 2011, primarily reflecting significant increase in domestic bank borrowing arrangements in 2011 compared to 2010.

Income Tax Expenses.  We incurred income tax expense of RMB36.3 million in 2011, compared to an income tax expenses of RMB35.8 million for 2010. The income tax expenses in 2010 and 2011 were primarily attributable to our increased taxable income generated by our increased revenues.

Net Income Attributable to Noncontrolling Interests.  Noncontrolling interests represent the noncontrolling interests’ share of the income in eleven consolidated entities including six VIEs. In 2010 and 2011, the noncontrolling interests’ share of the income amounted to RMB1.6 million and loss amounted to RMB14.9 million, respectively.

Net Income (Loss) Attributable to 7 Days Group Holdings Limited.  As a result of the foregoing, we had a net income attributable to 7 Days Group Holdings Limited of RMB128.9 million in 2011, compared to our net income of RMB117.7 million attributable to 7 Days Group Limited in 2010.

B. Liquidity and Capital Resources

Historically, we had incurred operating losses each quarter and only started to achieve income from operations in the second quarter of 2009. Our principal sources of liquidity have been our issuance of ordinary shares, preferred shares, and senior notes and warrants through private placements, issuance of our ADSs in our IPO, as well as borrowings from related party and third-party lenders. As of December 31, 2012, we had cash of RMB378.8 million (US$60.8 million). Our cash consists of cash on hand, cash at our hotels and cash at banks.

As of December 31, 2012, our current assets amounted to RMB731.1 million (US$117.4 million) and our current liabilities amounted to RMB981.7 million (US$157.6 million), which exceeded our current assets by RMB250.6 million (US$40.2 million) and included bank loans repayable within one year of RMB130.0 million (US$20.9 million). In preparing the consolidated financial statements, our management considered our sources of liquidity and believes that adequate funding is available to fulfill our short-term obligations. Accordingly, the consolidated financial statements have been prepared on a basis that we will be able to continue as a going concern.

For the year ended December 31, 2012, we recorded a net cash inflow from operating activities of RMB572.5 million (US$91.9 million ), a net cash outflow from investing activities of RMB536.2 million (US$86.1 million) and a net cash inflow from financing activities of RMB149.7 million (US$24.0 million), which resulted in a net increase in cash of RMB114.4 million (US$18.4 million).

In 2013 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflow from operating activities to meet our debt obligations as they fall due. As of December 31, 2012, we had banking facilities with several PRC commercial banks for short-term and long-term loans of an aggregate of RMB660 million, and additional banking facilities of RMB200 million which became avaible on January 29, 2013, among which RMB251.4 million were utilized. Our management therefore believes that sufficient financing will be available to us to meet our obligations.

As of December 31, 2012, we had entered into binding lease agreements with lessors and had commenced conversion activities for 513 leased-and-operated hotels with 51,725 related hotel rooms and hotel management arrangements for 853 managed hotels. We also have additional 20,368 hotel rooms under conversion, 2,376 of which are leased and operated hotels and 17,992 of which are managed hotels. As of December 31, 2012, we expect to pay approximately RMB43.9 million (US$7.0 million) of capital expenditures in connection with recently completed leasehold improvements and the completion of the leasehold improvements of these 207 leased-and-operated hotels. We intend to fund this planned and other future expansion with cash generated from operating activities, existing cash balances and additional domestic bank financing activities.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities.	335,263	457,450	572,498	91,892
Net cash used in investing activities.	(156,986)	(684,650)	(536,222)	(86,070)
Net cash (used in) provided by financing activities	(122,178)	333,757	(149,748)	(24,036)
Effect of foreign currency exchange rate changes on cash	(8,674)	(2,096)	(975)	(156)
Net increase in cash	47,425	104,461	(114,447)	(18,370)
Cash at beginning of year	341,370	388,795	493,256	79,173
Cash at end of the year	388,795	493,256	378,809	60,803

Operating Activities

Our cash flow from operating activities was RMB572.5 million (US$91.9 million) in 2012 compared to RMB457.5 million in 2011. The improvement in our cash flow from operating activities in 2012 was mainly attributable to a 27.6% increase in revenues from RMB2,003.4 million in 2011 to RMB2,557.2 million (US$410.5 million) in 2012, slightly offset by a 25.1% increase in operating costs and expenses from RMB1,852.3 million in 2011 to RMB2,316.9million (US$371.9 million) in 2012 and the following adjustments: a RMB323.5 million (US$51.9 million) add-back of non-cash depreciation and amortization, a RMB60.3 million (US$9.7 million) add-back of increase in accrued expenses and other payables, a RMB53.3 million (US$8.6 million) increase in accrued lease payments and a RMB13.0 million (US$2.1 million) add-back of increase in accounts payable. Such adjustments were partially offset by RMB23.2 million (US$3.7 million) increase in prepaid rent and RMB21.3 million (US$3.4 million) in other prepaid expenses and current assets.  We increased the number of leased-and-operated hotels in our chain from 411 hotels and 43,021 related hotel rooms as of December 31, 2011 to 492 hotels and 51,725 related hotel rooms, with the number of managed hotels increasing from 533 to 853 as of those dates, respectively.

Investing Activities

Our cash used in investing activities is primarily related to investments in leasehold improvements used in our leased-and-operated hotels. Net cash used in investing activities decreased from RMB684.7 million in 2011 to RMB536.2 million (US$86.1 million) in 2012, primarily due to the purchases of property and equipment of RMB546.2 million (US$87.7 million), and our acquisition of 100% of the 21 leased-and-operated Huatian Star hotels in prime locations across 12 cities in China for a consideration of RMB136.0 million, which was completed on December 31, 2011. Commencing from the acquisition date, our financial statements reflect the assets, liabilities, operating results and cash flows of Huatian Star hotels. We hope to achieve the anticipated cost synergies and other strategic benefits from combining the operations of 7 Days and Huatian Star hotels.

  Financing Activities

Our financing activities consist of our sale of ordinary shares, preferred shares, and senior notes and warrants through private placements, as well as our issuance of ADSs in the IPO. The following table sets forth a summary of our issuances of securities through private placements and the IPO as of December 31, 2012:

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

Our lenders include China Citic Bank (Guangzhou), Bank of Communications (Shenzhen), Industrial Bank (Guangzhou), Industrial and Commerce Bank of China (Guangzhou), and China Merchants Bank (Shenzhen). As of December 31, 2012, we had short-term and long-term bank loans that amounted to RMB251.4 million (US$40.4 million). These loans bear interest rates that ranged from 5.88% to 7.98% per annum and shall mature within 6 to 36 months since inception.

Our financing activities for the periods discussed below were primarily to fund the rapid expansion of our hotel chain throughout China.

In 2012, our net cash provided by financing activities amounted to RMB149.7 million (US$24.0 million), compared to net cash used in financing activities of RMB333.8 million in 2011. The net cash provided by financing activities in 2012 was primarily attributable to the RMB326.7 million (US$52.4 million) proceeds from bank borrowing, partially offset by the repayment of long-term bank loans of RMB410.0 million (US$65.8 million).

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB425.6 million, RMB566.8 million and RMB546.2 million (US$87.7 million) in 2010, 2011 and 2012, respectively. We intend to fund our capital expenditures with cash generated from our operating activities, existing cash balances and additional domestic bank financing activities.

C. Research and Development, Patents and Licenses, Etc.

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws, as well as imposing confidentiality obligations on our employees, contractors and others. Our intellectual property rights include the following:

•	we have received copyright registration certificates for 12 software programs developed by us;

•	we have applied for two utility model patent and received two utility model patents both for our modular bathroom;

•	we have applied for trademark registration of our “7 Days Inn” brand and logo in China, Hong Kong, Macao, the United States and Malaysia; and

•	we have registered more than 134 domain names.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2012 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments as of December 31, 2012:

	Payment due by period
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
	(in RMB millions)
Long-term debt obligations	121.4	—	121.4	—	—
Operating lease commitments	7,042.3	635.7	1,550.7	1,514.7	3,341.1
Purchase commitments (excluding construction related obligations)	38.0	38.0	—	—	—
Construction commitments	43.9	37.9	5.9	—	—
Future interest payments on long-term bank borrowings and borrowings from related parties	15.7	—	15.7	—	—

Total	7,261.3	711.6	1,693.7	1514.7	3,341.1

As of December 31, 2012, our operating lease commitments related to our contractual obligations under lease agreements with lessors of our hotels, our purchase commitments primarily consisted of our contractual obligations relating to the purchase of furniture and advertising materials, and our construction commitments primarily consisted of our contractual obligations relating to leasehold improvements and installation of equipment for our existing hotels and hotels under conversion.

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

G. Safe Harbor

See “Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of April 10, 2013:

Name	Age	Position/Title
Boquan He (3)	52	Founder and Co-Chairman of the Board of Directors
Nanyan Zheng (3)(5)	44	Founder and Co-Chairman of the Board of Directors
Yuezhou Lin (4)	42	Chief Executive Officer
Eric Haibing Wu	40	Chief Financial Officer
Jeffrey Perlman (2)	29	Director
Meng Ann Lim (2)(3)	49	Director
Tan Wee Seng (1)	57	Independent Director
Bin Dai (1)(2)	45	Independent Director
Tao Thomas Wu (1)	47	Independent Director

(1)	Member, audit committee
(2)	Member, compensation committee
(3)	Member, corporate governance and nominations committee
(4)	Mr. Yuezhou Lin assumed the position of Chief Executive Officer on June 30, 2012.
(5)	Mr. Nanyan Zheng resigned from Chief Executive Officer effective June 30, 2012 and remain as co-chairman of our board.

Boquan He is one of our founders and has served as chairman of the board of directors since our inception in October 2004. Mr. He is the founder and chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd., a private investment company specializing in greenfield investments in the Chinese retail and service industries. He is also the co-founder and director of Noah Holdings Limited, a company providing wealth management product distribution services in China and listed on the New York Stock Exchange. In 1989, he founded and, until 2002, served as chief executive officer of Robust Group, a food and beverage company, which is now a member of Danone Group. He also serves as chairman of the board of directors of chairman of the board of directors of Beijing Ikang Guobin Co., Ltd. Mr. He graduated from Guangdong Television Public University in China.

Nanyan Zheng is one of our founders, co-chairman of the board of directors, and was our chief executive officer until June 30, 2012and has been a director since October 2004. Mr. Zheng is also an independent director at VIPShop Holdings, Limited, a company listed on the NYSE, and has been serving on its audit, compensation, and nominations committees since March 2012. Mr. Zheng is currently serves as chairman of Ruizhi (Guangzhou) Car Rental Co., Ltd and Guangzhou Chujian Culture Communication Co., Ltd, both are private companies. From 2000 to October 2004, Mr. Zheng worked for Ctrip.com and served as vice president and general manager of southern China, and later as vice president of marketing in charge of national marketing. During 2001, Mr. Zheng also worked for the computer center of the Economic and Trade Commission of Guangdong Province. In 1992, Mr. Zheng founded Lao Ye Computer Company and developed its Pegasus Management System. Mr. Zheng received a bachelor’s degree from Guangzhou Zhongshan University in China.

 Yuezhou Lin has served as our chief operating officer since March 2012 and has assumed the position of chief executive office since June 30, 2012. Mr. Lin joined 7 Days in 2004 as a Vice President responsible for the Company’s sales, IT and customer service teams, and has since then, he held leadership positions across many of the Company’s key business functions. From 2006 to 2008, Mr. Lin served as the head of the construction department, and was responsible for overseeing development projects on a nationwide basis. During this period, Mr. Lin also held senior business development positions and led the development of the Company’s 7 Days Club, an integrated proprietary IT system, and e-Commerce platform. From 2010 to 2011, in addition to his roles as Senior Vice President and Chief Information Officer, Mr. Lin oversaw the Company’s legal department and later, the Company’s supply chain and asset management departments. Mr. Lin received a bachelor’s degree in Computer and Computer Applications from Guangzhou Zhongshan University in 1993.

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

Tan Wee Seng has served as our independent director since November 2009. Mr. Tan is an independent director of Renesola Ltd, a company listed on the NYSE and the Alternative Investment Market of the London Stock Exchange, a non-executive director of Sa Sa International Holdings limited, Xtep International Holdings Ltd, Biostime International Holdings Limited and Cifi Holdings (Group) Co., Ltd, four companies listed on the main board of the Hong Kong Stock Exchange, a board member and the chairman of financial committee of the Beijing City International School. Mr. Tan has over 30 years of financial, operation and business management experience and has also held various senior management positions in a number of multi-national corporations. From January 2003 to November 2008, Mr. Tan served as executive director, chief financial officer and company secretary of Li Ning Company Limited, a sports brand company listed on the main board of the Hong Kong Stock Exchange. From 1999 to 2002, Mr. Tan was the senior vice president of the China, Mongolia and North Korea regions for Reuters and the chief representative of Reuters in China. Mr. Tan is a fellow member of the Chartered Institute of Management Accountants of the United Kingdom and a fellow member of the Hong Kong Institute of Directors.

Bin Dai has served as our independent director since November 2009. Mr. Dai currently serves as an independent director of the head office of China International Travel Service Ltd., which is a wholly owned subsidiary of China International Travel Service Corporation Limited (“CITS”) listed in Shanghai Stock Exchange and he sits as a member of remuneration committee of CITS. Mr. Dai also serves as an independent director of Huangshan Tourism Development Co., Ltd. and China CYTS Tours Holdings Co., Ltd, both companies listed on Shanghai Stock Exchange.  From 2008 to 2012, Mr. Dai was the president of China Tourism Academy. From 2005 to 2008, Mr. Dai was the president assistant and director of the Research Office of Beijing International Studies University. Mr. Dai is also a national inspector of the China’s Tourism Hotel Star-rating Committee, an executive director of the China Tourism Association, an economic consultant of Chengde city, and a doctoral tutor of Hua Qiao University. Mr. Dai received a bachelor’s degree in management from Anhui Business College in 1989, a master’s degree in economics from Anhui University of Finance & Economics in 1998 and a PhD in economics from the Graduate School of the Chinese Academy of Social Sciences in 2004.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2012, we paid an aggregate of approximately RMB3.43 million (US$0.6 million) in cash to our directors and senior executive officers as a group.

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

The following table summarizes the options granted to our directors and executive officers and other individuals as a group and outstanding as of the date of December 31, 2012, without giving effect to options that were exercised or terminated:

Name	Options Awarded and Outstanding	Exercise Price (US$/share)		Date of Grant		Date of Expiration
Nanyan Zheng	50,001	0.64		12/20/2007		12/31/2016
	540,000	4.70	(3)	10/21/2010		08/18/2017
Yuezhou Lin	17,504	1.90		12/20/2007		12/19/2017
	405,000	4.70	(3)	10/21/2010		08/18/2017
	795,000	2.99		07/17/2012		07/16/2019
Harry Ren Zhang (4)	249,700	3.60		09/25/2009		09/24/2019
Eric Haibing Wu	172,500	1.90		12/20/2007		12/19/2017
	405,000	6.26	(3)	10/21/2010		08/18/2017
	495,000	2.98		06/07/2012		06/06/2019
Tan Wee Seng	25,000	4.16		02/25/2010		02/24/2020
Bin Dai	25,000	4.16		02/25/2010		02/24/2020
Other individuals as a group
	87,504	0.125		07/1/2006	(1)	12/31/2013
	37,500	0.125		12/20/2007		12/31/2013
	18,002	0.64		12/20/2007		12/31/2013
	97,655	1.90		12/20/2007		12/19/2017
	203,934	3.25		05/15/2008	(2)	05/14/2018
	233,021	3.30		08/15/2009		12/30/2018
	368,689	3.30		08/15/2009		12/14/2019
	400,000	3.58		06/29/2010		06/20/2020
	1,478,424	4.70	(3)	10/21/2010		08/18/2017
	190,839	7.25	(3)	04/15/2011		04/14/2018
	1,036,550	5.79	(3)	08/01/2011		07/31/2018
	330,000	2.99		07/17/2012		07/16/2019
	832,600	2.86		07/31/2012		07/30/2019
Total	8,494,423

(1)	Reflects options granted prior to the adoption of our 2007 Plan under a power of attorney executed by a majority of our directors effective as of July 29, 2005, which were subsequently ratified by our board of directors on December 20, 2007.
(2)	Originally granted at a per share exercise price of $3.70 based on managements’ estimate of the fair value of our ordinary shares and reduced to $3.25 on October 21, 2008 following a retrospective valuation by an independent appraiser.
(3)	On December 20, 2011, we modified the exercise price of the 4,613,360 share options granted during 2010 and 2011 with grant price ranging from US$4.70 to US$7.25, to US$3.79 per share.
(4)	Mr. Harry Ren Zhang resigned as Chief Operating Officer effective October 1, 2011.

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

C. Board Practices

Our board of directors currently consists of eight directors. The functions and powers of our board of directors include, among others:

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

D. Employees

We had 14,343, 23,260 and 28,764 employees as of December 31, 2010, 2011and 2012, respectively. The following table sets forth a breakdown of our employees as of December 31, 2012.

As of December 31, 2012
Corporate staff	342
Hotel-based staff	28,113
Hotel direct support staff (1)	309
Total	28,764

(1)	Includes call center staff, hotel bookkeepers and cashiers and regional laundry management personnel.

Our IT system allows us to centralize our financial management, budget control and accounting and bookkeeping functions, which allows us to avoid multiple layers of management on a regional or local basis, reduce personnel and eliminate multiple-system costs. As a result, we have reduced the headcount of our corporate staff despite our significant expansion from 359 as of December 31, 2010, to 314 as of December 31, 2011. As of December 31, 2012, our corporate staff headcount increased slightly to 342 .

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

We have outsourced the human resources administration with respect to our employees below the level of assistant hotel manager to four specialized human resources companies owned and controlled by third parties. These human resources companies are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of covered employees. Although these employees are recruited, hired and retained by us, they enter into employment contracts directly with these human resources companies. By outsourcing these functions, we are able to eliminate the need for local human resource managers for each of our hotels. We have not experienced any business interruptions due to these arrangements, and we believe we can switch human resources companies and transfer our employees to replacement companies, if necessary, without substantial business interruptions in the future.

None of our employees is represented by a labor union and we consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2013:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 147,317,822 ordinary shares outstanding as of March 31, 2013 (excluding ordinary shares represented by 1,094,334 ADSs that are held in the treasury of the Company and 512,112 ordinary shares held by Citibank, N.A. and reserved for issuance and allocation pursuant to our 2007 Employee Share incentive Plan).

	Ordinary Shares Beneficially Owned
Name	Number	Percent

Directors and Executive Officers

Boquan He (1)	35,131,575	23.8

Nanyan Zheng (2)	9,440,920	6.4

Jeffrey Perlman (3)	24,008,321	16.3

Eric Haibing Wu	*	*

Meng Ann Lim (4)	17,454,557	11.8

Tan Wee Seng	*	*

Bin Dai	*	*

Tao Thomas Wu	*	*

Yuezhou Lin	*	*

Principal Shareholders

Fortune News International Limited (5)	9,000,000	6.1

WP RE (Cayman) International Ltd (6)	24,008,321	16.3

Prototal Enterprises Limited (7)	35,131,575	23.8

Happy Travel Limited (8)	17,454,557	11.8

*	Upon exercise of options currently exercisable or vested within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.
(1)	Includes 35,131,575 ordinary shares held by Prototal Enterprises Limited, a British Virgin Islands company. Prototal Enterprises Limited is wholly-owned by Mr. He. The registered address of Prototal Enterprises Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Mr. He is Floor 32, Metro Plaza, 183-187, Tianhe Road North, Guangzhou, Guangdong, People’s Republic of China.
(2)	Includes (i) 9,000,000 ordinary shares held by Fortune News International Limited, or Fortune News, (ii) 17,806 ADSs representing 53,418 ordinary shares held by Mr. Zheng, (iii) 2 ordinary shares held by Mr. Zheng; and (iv) 387,500 ordinary shares issuable upon exercise of options held by Mr. Zheng within 60 days of the date of this annual report. Fortune News is wholly owned by Hickdory Investments Limited, which is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Nanyan Zheng. The beneficiaries of The Happy Family Trust are Nanyan Zheng and his wife, Li, Sha. The business address of Mr. Zheng is 10F, 705 GuangzhouDaDaoNan Road, Guangzhou, Guangdong, 510290, People’s Republic of China.

(3)	Includes 24,008,321 ordinary shares held directly by WP RE, a Cayman Islands company wholly-owned by Warburg Pincus Real Estate I, L.P., a Delaware partnership, or WPRE I. Warburg Pincus Real Estate I GP, LLC, a Delaware limited liability company, or WPRE GP, is the general partner of WPRE I. Warburg Pincus Partners LLC, a New York limited liability company, or WP Partners, is the sole member of WPRE GP. WP Partners is a direct subsidiary of Warburg Pincus & Co., a New York general partnership, or WP. The address of the various Warburg Pincus entities identified above is 466 Lexington Avenue, New York, New York 10017. Charles R. Kaye and Joseph P. Landy are managing general partners of WP and managing members and co-presidents of WP LLC and may be deemed to control the various Warburg Pincus entities identified above. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities identified above. The registered address of WP RE is Q&H Corporate Services, Ltd., Third Floor, Harbour Centre, P.O. Box 1348, Grand Cayman KYL-1108, Cayman Islands.

(4)	Includes 17,454,557 ordinary shares held directly by Happy Travel Limited, a Mauritius company. Happy Travel Limited is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2 LP, all English limited partnerships, or the Actis Funds, managed by Actis LLP, an English limited liability partnership owned by its members, and (ii) Actis Executive Co-Investment Plan LP and Actis Fund 3 Co-Investment Pool LP, both Guernsey limited partnerships managed by their general partner, Actis Co-Investment Plan Limited, a Guernsey registered limited company indirectly owned by Actis LLP. The limited partners of the Actis Funds have no voting or investment control over its investments, including the shares in Happy Travel Limited. Investment and voting decisions for the Actis Funds are made by their manager, Actis LLP, by unanimous decision of the members of the investment committee. The registered office of Actis LLP and the English limited partnerships managed by Actis LLP is More London Riverside, London SE1 2JT. The registered office of Actis Co-Investment Plan Limited and the Guernsey limited partnerships is PO Box 431, 13-15 Victoria Road, St Peter Port, Guernsey, Channel Islands, GY1 3ZD.
(5)	Fortune News is the record owner of 9,000,000 ordinary shares. Fortune News is wholly owned by Hickdory Investments Limited, which is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Nanyan Zheng. The beneficiaries of The Happy Family Trust are Nanyan Zheng and his wife, Li, Sha. Accordingly, Nanyan Zheng may be deemed to beneficially own all of the shares held by Fortune News.
(6)	Includes 24,008,321 ordinary shares held directly by WP RE, a Cayman Islands company wholly-owned by Warburg Pincus Real Estate I, L.P., a Delaware partnership, or WPRE I. Warburg Pincus Real Estate I GP, LLC, a Delaware limited liability company, or WPRE GP, is the general partner of WPRE I. Warburg Pincus Partners LLC, a New York limited liability company, or WP Partners, is the sole member of WPRE GP. WP Partners is a direct subsidiary of Warburg Pincus & Co., a New York general partnership, or WP. The address of the various Warburg Pincus entities identified above is 466 Lexington Avenue, New York, New York 10017. Charles R. Kaye and Joseph P. Landy are managing general partners of WP and managing members and co-presidents of WP LLC and may be deemed to control the various Warburg Pincus entities identified above. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities identified above. The registered address of WP RE is Q&H Corporate Services, Ltd., Third Floor, Harbour Centre, P.O. Box 1348, Grand Cayman KYL-1108, Cayman Islands.

(7)	Includes 35,131,575 ordinary shares held by Prototal Enterprises Limited, a British Virgin Islands company. Prototal Enterprises Limited is wholly-owned by Mr. He. The registered address of Prototal Enterprises Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Mr. He is Floor 32, Metro Plaza, 183-187, Tianhe Road North, Guangzhou, Guangdong, People’s Republic of China.
(8)	Includes 17,454,557 ordinary shares held directly by Happy Travel Limited, a Mauritius company. Happy Travel Limited is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2 LP, all English limited partnerships, or the Actis Funds, managed by Actis LLP, an English limited liability partnership owned by its members, and (ii) Actis Executive Co-Investment Plan LP and Actis Fund 3 Co-Investment Pool LP, both Guernsey limited partnerships managed by their general partner, Actis Co-Investment Plan Limited, a Guernsey registered limited company indirectly owned by Actis LLP. The limited partners of the Actis Funds have no voting or investment control over its investments, including the shares in Happy Travel Limited. Investment and voting decisions for the Actis Funds are made by their manager, Actis LLP, by unanimous decision of the members of the investment committee. The registered office of Actis LLP and the English limited partnerships managed by Actis LLP is More London Riverside, London SE1 2JT. The registered office of Actis Co-Investment Plan Limited and the Guernsey limited partnerships is PO Box 431, 13-15 Victoria Road, St Peter Port, Guernsey, Channel Islands, GY1 3ZD.

None of our shareholders has different voting rights from other shareholders. According to our register of members for our ordinary shares, there was one record holder in the United States. Citibank, N.A. has advised us that, as of March 31, 2013, 20,615,000 ADSs, representing 59,551,656 underlying ordinary shares, were held of record by Cede & Co, among which 19,850,552 ADSs were backed by local shares and the remaining 764,448 ADSs were the Depositary’s Inventory at DTC. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Lease Agreements with Noncontrolling Shareholders in Subsidiaries

As of December 31, 2012, three of our hotels are leased from noncontrolling shareholders in our subsidiaries. Both of these leases were negotiated on an arms’ length basis. The table below sets forth certain terms relating to these lease agreements:

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

The related rent expense incurred during the years ended December 31, 2010, 2011 and 2012 amounted to RMB5.13 million, RMB5.13 million and RMB 5.13 million (US$0.8 million), respectively.

Borrowings from Noncontrolling Shareholders in Subsidiaries

In 2010, we borrowed funds from noncontrolling shareholders in our subsidiaries with repayment terms ranging from 10 to 15 years.  Since 2011, we did not borrow additional funds from noncontrolling shareholders in our subsidiaries.  The total outstanding principal of such borrowings was RMB0.8 million (US$0.1 million) as of December 31, 2012 and our total repaid amount was RMB0.6 million (US$0.1 million) during the year of 2012.

Transaction with Guangzhou Haoai Information Technology Co., Ltd. and Guangzhou Chujian Culture Media Co., Ltd

In May 2010, we engaged Guangzhou Haoai Information Technology Co., Ltd. (“Guangzhou Haoai”) to develop a cell phone hotel room booking software application for us. Mr. Nanyan Zheng, our director, co-chairman of our board, currently is the chairman of Guangzhou Chujian Culture Media Co., Ltd, or Chujian, the parent company of Guangzhou Haoai, and owns majority of the total outstanding equity interest in Chujian. To facilitate Guangzhou Haoai's initiation of development efforts for this application, we paid, on behalf of Guangzhou Haoai, RMB1.1 million to its employees in 2010 and RMB0.4 million in 2011 as salary advances. These payments were later fully repaid to us in the same year. Our audit committee has reviewed, ratified and approved these payments.

In 2011, we have entered into an agreement with Chujian under which we are required to pay a commission to Chujian when hotel room night booking is made via an internet platform hosted by Guangzhou Haoai and Chujian. The related commission expense incurred during the years ended December 31, 2011 and 2012 amounted to RMB1.4 million and RMB3.6 million (US$0.6 million), respectively.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employees—Compensation—Employment Agreements.”

Share Options

See Item 6.B, “Directors, Senior Management and Employees—Compensation—2007 Employee Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Financial Statements and other Financial Information.

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

A. Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol “SVN”. The following table sets forth the monthly high and low trading prices of our ADSs on the NYSE for the periods indicated:

Annual Highs and Lows	High	Low

2009 (from November 23)	$12.61	12.00
2010	14.86	14.20
2011	18.55	17.77
2012	16.44	8.10
Quarterly Highs and Lows
First Quarter 2011	20.15	19.34
Second Quarter 2011	20.60	19.83
Third Quarter 2011	19.34	18.46
Fourth Quarter 2011	17.50	10.88
First Quarter 2012	16.44	11.15
Second Quarter 2012	13.46	8.33
Third Quarter 2012	12.19	8.10
Fourth Quarter 2012	12.26	10.2
First Quarter 2013	13.49	11.95
Second Quarter 2013 (through April 9, 2013)	13.50	13.41
Monthly Highs and Lows
October 2012	12.20	11.54
November 2012	12.26	10.20
December 2012	12.25	11.40
January 2013	12.50	11.95
February 2013	13.44	12.16
March 2013	13.09	13.25
April (through April 9, 2013)	13.50	13.41

On April 9, 2013, the closing sale price of our ADSs as reported on the NYSE was US$13.46 per ADS.

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

People’s Republic of China Taxation

In 2007 China passed the New EIT Law and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a “resident enterprise” classification, which, if applied to us, could treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for PRC enterprise income tax purposes and therefore subject to PRC enterprise income tax at the rate of 25% on our worldwide income and PRC tax reporting obligations.  While we do not currently consider our Cayman Islands holding company to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our Cayman Islands holding as a PRC resident enterprise since a substantial majority of the members of our management are located in China. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow.  One example is the possibility of a 10% withholding tax imposed on dividends payable to our non-PRC enterprise shareholders and, gains derived by our non-PRC enterprise shareholders from disposition of our shares or ADSs. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains. In addition, it is unclear whether, if we are considered a PRC “resident enterprise,” our non-PRC enterprise shareholders or ADS holders would be able to claim the benefit of income tax treaties or arrangements entered into between China and other countries or areas.

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

Dividends on ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. Holders, certain dividends from a qualified foreign corporation may be subject to a reduced capital gains rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for 2013 or any future taxable year.

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

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the reduced capital gains rate discussed in the “—Dividends on ADSs or Ordinary Shares” section above.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs or ordinary shares are “marketable.” If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are traded on the NYSE and, consequently, provided the ADSs continue to be regularly traded thereon, if you are a holder of ADSs, the mark-to-market election would be available to you were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult with your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs or ordinary shares. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

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

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the variable interest rates for our outstanding debt and any interest income generated by excess cash. As of December 31, 2012, we have long-term bank borrowing and had short-term bank loans drawn from certain PRC commercial banks that amounted to RMB121.4 million (US$19.5 million) and RMB251.4 million (US$40.4 million), respectively. The loans bear interest rates that ranged from 5.88% to 7.98% per annum and shall mature within 6 to 36 months since inception.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 32.8% against the U.S. dollar between July 21, 2005 and December 31, 2012. However, the PBOC regularly intervenes in the foreign exchange market to achieve policy goals. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. More recently, the PRC government has indicated a willingness to allow the RMB to appreciate against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from our IPO into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased 5.9% in 2008, decreased 0.7% in 2009, increased 3.3% in 2010, increased 5.4% in 2011 and 2.6% in 2012.

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

Fees and Other Payments Made by the Depositary to Us

As of December 31, 2012, we received from our depositary a reimbursement of US$12.7 thousand, after deduction of applicable US taxes for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, settlement infrastructure fees, and proxy process expenses related to our ongoing compliance with listing and SEC rules and regulations in the amounts of:

•	US$2.0 thousand for reimbursement of settlement infrastructure fees; and

•	US$10.7 thousand for reimbursement of proxy process expenses (printing, postage and distribution).

In addition, the depositary waived costs payable by us of $50,000 related to the maintenance of the ADR program, database subscription fees and other services.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2010, 2011 and 2012.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report dated April 10, 2013 appearing therein.

Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of 7 Days Group Holdings Limited:

We have audited 7 Days Group Holdings Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). 7 Days Group Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, 7 Days Group Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 7 Days Group Holdings Limited, its subsidiaries and variable interest entities as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated April 10, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 10, 2013

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

	For the Year Ended December 31,
	2010	2011	2012
	(In thousands of RMB)

Audit fees (1)	4,917	5,430	5,700

Audit-related fees (2)	—	—	—

Tax advisory services	20	3	315

Total	4,937	5,433	6,015

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditors for the audit of our annual financial statements and the agreed-upon procedures in connection with our quarterly financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent auditors for assurance and related services, which mainly included the review of registration documents in connection with our IPO.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services as described above are approved by the Audit Committee prior to the commencement of services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Note applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Purchases of Equity Securities by the Company for the year ended December 31, 2012

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADS Purchased as Part of Publicly Announced Programs (1)	Approximate Dollar Value of ADSs that May Yet Be Purchased under the Plans or Programs
June 2012	195,000	$10.67	195,000	$22,927,738
July 2012	433,120	$9.23	628,120	$18,926,399
August 2012	311,664	$9.64	939,784	$15,888,429
September 2012	154,550	$9.63	1,094,334	$14,407,427

On June 11, 2012, we announced that our board of directors had adopted a Share Repurchase Plan, under which we was authorized to repurchase up to US$25 million worth of outstanding American depositary shares (“ADSs”) during a 12-month period. Purchases under the program may be made from time to time for cash in open market transactions on the NYSE Euronext at prevailing market prices, in trades pursuant to a Rule10b5-1 and 10b-18 repurchase plan, or in privately negotiated transactions. The timing and extent of purchases under the program are determined by our management, based on market conditions and other factors. As of December 31, 2012, the Company has repurchased a total of 1,094,334 ADSs under our share repurchase program, and all amounts due in respect thereof have been fully settled and paid.

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

4.19

Agreement and Plan of Merger, dated February 28, 2013, among the Registrant, Keystone Lodging Company Limited, Keystone Lodging Acquisition Limited and Keystone Lodging Holdings Limited (incorporated by reference to Exhibit 2.1 from our Current Report on Form 6-K filed with the SEC on February 28, 2013).

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

Date: April 10, 2013

7 DAYS GROUP HOLDINGS LIMITED

/ S / Yuezhou Lin
Name:	Yuezhou Lin
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

7 Days Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of 7 Days Group Holdings Limited, its subsidiaries and variable interest entities as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 7 Days Group Holdings Limited, its subsidiaries and variable interest entities as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2012 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 7 Days Group Holdings Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 10, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Hong Kong, China

April 10, 2013

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	December 31,
	2011	2012	2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash (includes cash of VIEs of RMB12,734 and RMB3,416(US$548) as of December 31, 2011 and 2012, respectively)	493,256	378,809	60,803
Pledged bank deposits	19,852	3,443	553
Accounts receivable (includes accounts receivable of VIEs of RMB950 and RMB951(US$153) as of December 31, 2011 and 2012, respectively)	7,881	17,015	2,731
Short-term investment	10,000	-	-
Prepaid rent	152,629	171,370	27,507
Other prepaid expenses and current assets (includes other prepaid expenses and current assets of VIEs of RMB18,290 and RMB11,448(US$1,838) as of December 31, 2011 and 2012, respectively)	52,550	77,695	12,471
Hotel supplies (includes hotel supplies of VIEs of RMB4,062 and RMB3,656(US$587) as of December 31, 2011 and 2012, respectively)	47,371	56,591	9,083
Deferred tax assets	19,842	26,222	4,209
Total current assets	803,381	731,145	117,357

Property and equipment, net (includes property and equipment of VIEs of RMB114,088 and RMB170,459(US$27,361) as of December 31, 2011 and 2012, respectively)	1,701,431	1,970,763	316,329
Rental deposits (includes rental deposits of VIEs of RMB5,445 and RMB4,042(US$649) as of December 31, 2011 and 2012, respectively)	69,861	90,824	14,578
Land use right	24,044	23,426	3,760
Intangible assets, net	30,426	26,221	4,209
Goodwill	61,041	61,041	9,798
Prepaid rent	73,419	71,088	11,410
Other non-current assets	500	-	-
Deferred tax assets	46,096	62,513	10,034
Total assets	2,810,199	3,037,021	487,475

LIABILITIES AND EQUITY

Current liabilities:
Short-term bank loans	334,686	130,015	20,869
Accounts payable(includes accounts payable of VIEs without recourse to 7 Days Group of RMB48,297 and RMB36,516 (US$5,861) as of December 31, 2011 and 2012, respectively)	249,592	300,240	48,192
Bills payable	16,009	11,475	1,842
Accrued expenses and other payables (includes accrued expenses and other payables of VIEs without recourse to 7 Days Group of RMB5,834 and RMB4,756 (US$763) as of December 31, 2011 and 2012, respectively)	418,308	511,800	82,150
Amount due to related parties	333	2,601	417
Income taxes payable	25,509	25,617	4,112
Total current liabilities	1,044,437	981,748	157,582

Long-term bank loans	-	121,381	19,483
Borrowings from related parties	1,388	752	121
Accrued lease payments(includes accrued lease payments of VIEs without recourse to 7 Days Group of nil and RMB329 (US$53) as of December 31, 2011 and 2012, respectively)	206,113	256,472	41,167
Unfavorable lease contract liability	7,812	7,136	1,145
Refundable deposits	15,823	14,850	2,384
Deferred revenue	770	-	-
Deferred tax liabilities	4,565	7,527	1,208
Deferred rebate income	6,663	5,727	919
Income taxes payable	6,644	3,317	532
Total liabilities	1,294,215	1,398,910	224,541

Equity:
Ordinary shares:
Par value: US$0.125
Authorized shares: 225,000,000
Issued and outstanding shares: 149,931,935 and 146,950,151 as of December 31, 2011 and 2012 respectively	141,080	141,317	22,683

Treasury stock, at cost nil and 3,283,002 shares as of December 31, 2011 and 2012, respectively	-	(67,137)	(10,776)
Additional paid-in capital	1,623,275	1,649,880	264,824
Accumulated other comprehensive income (loss)	330	(721)	(116)
Accumulated deficit	(238,348)	(62,303)	(10,001)
Total equity attributable to 7 Days Group Holdings Limited	1,526,337	1,661,036	266,614
Noncontrolling interests	(10,353)	(22,925)	(3,680)
Total equity	1,515,984	1,638,111	262,934

Commitments and contingencies
Total liabilities and equity	2,810,199	3,037,021	487,475

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Revenues	1,498,909	2,003,378	2,557,185	410,456

Operating costs and expenses:
Hotel operating costs	(1,182,927)	(1,593,260)	(2,033,508)	(326,400)
Sales and marketing expenses	(39,557)	(49,222)	(82,116)	(13,181)
General and administrative expenses	(122,371)	(209,786)	(201,271)	(32,306)

Total operating costs and expenses	(1,344,855)	(1,852,268)	(2,316,895)	(371,887)

Income from operations	154,054	151,110	240,290	38,569

Other income (expense):
Interest income	3,127	6,224	7,887	1,266
Interest expense	(2,082)	(7,212)	(21,459)	(3,444)
Equity in income (loss) of an affiliate	(18)	120	-	-
Income before income taxes	155,081	150,242	226,718	36,391
Income tax expense	(35,833)	(36,259)	(67,540)	(10,841)
Net income	119,248	113,983	159,178	25,550
Net loss (income) attributable to noncontrolling interests	(1,557)	14,903	16,867	2,707

Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	117,691	128,886	176,045	28,257

Basic earnings per ordinary share	0.79	0.86	1,18	0.19
Diluted earnings per ordinary share	0.78	0.85	1,18	0.19

Net income	119,248	113,983	159,178	25,550

Other comprehensive loss
Foreign currency translation adjustment loss, net of nil tax	(15,047)	(15,319)	(1,051)	(169)
Comprehensive income	104,201	98,664	158,127	25,381
Less: comprehensive loss (income) attributable to noncontrolling interest	(1,557)	14,903	16,867	2,707

Comprehensive income attributable to 7 Days Group Holdings Limited ordinary shareholders	102,644	113,567	174,994	28,088

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGEs IN EQUITY

(Amounts in thousands, except share and per share data)

				Accumulated		Equity
	Ordinary Shares		Additional	Other		attributable to
	Number of		Paid-in	Comprehensive	Accumulated	7 Days Group	Noncontrolling	Total
	Shares	Amount	Capital	Income	Deficit	Holdings Limited	Interests	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2009	149,067,932	140,377	1,559,458	30,696	(484,925)	1,245,606	2,895	1,248,501

Net income	-	-	-	-	117,691	117,691	1,557	119,248
Foreign currency exchange translation adjustment, net of nil tax	-	-	-	(15,047)	-	(15,047)	-	(15,047)

Issuance costs	-	-	(1,353)	-	-	(1,353)	-	(1,353)
Ordinary shares issued in connection with exercise of share options	579,681	480	5,807	-	-	6,287	-	6,287
Acquisition of noncontrolling interest	-	-	(38)	-	-	(38)	(134)	(172)
Capital contributions to subsidiaries and VIEs from noncontrolling interest shareholders	-	-	-	-	-	-	2,326	2,326
Dividends paid by subsidiaries to noncontrolling interest shareholders	-	-	-	-	-	-	(2,005)	(2,005)
Share-based compensation	-	-	15,517	-	-	15,517	-	15,517
Balance as of December 31, 2010	149,647,613	140,857	1,579,391	15,649	(367,234)	1,368,663	4,639	1,373,302

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGEs IN EQUITY

(Amounts in thousands, except share and per share data)

				Accumulated		Equity
	Ordinary Shares		Additional	Other		attributable to
	Number of		Paid-in	Comprehensive	Accumulated	7 Days Group	Noncontrolling	Total
	Shares	Amount	Capital	Income	Deficit	Holdings Limited	Interests	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2010	149,647,613	140,857	1,579,391	15,649	(367,234)	1,368,663	4,639	1,373,302

Net income	-	-	-	-	128,886	128,886	(14,903)	113,983
Foreign currency exchange translation adjustment, net of nil tax	-	-	-	(15,319)	-	(15,319)	-	(15,319)

Ordinary shares issued in connection with exercise of share options	284,322	223	3,136	-	-	3,359	-	3,359
Acquisition of noncontrolling interest	-	-	(2,735)	-	-	(2,735)	1,058	(1,677)
Capital contributions to VIEs from noncontrolling interest shareholders	-	-	-	-	-	-	2,200	2,200
Dividends paid by subsidiaries to noncontrolling interest shareholders	-	-	-	-	-	-	(3,347)	(3,347)
Share-based compensation	-	-	43,483	-	-	43,483	-	43,483
Balance as of December 31, 2011	149,931,935	141,080	1,623,275	330	(238,348)	1,526,337	(10,353)	1,515,984

See accompanying notes to consolidated financial statements

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGEs IN EQUITY

(Amounts in thousands, except share and per share data)

					Accumulated		Equity
	Ordinary Shares			Additional	Other		attributable to
	Number of		Treasury	Paid-in	Comprehensive	Accumulated	7 Days Group	Noncontrolling	Total
	Shares	Amount	Stock	Capital	Income	Deficit	Holdings Limited	Interests	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2011	149,931,935	141,080	-	1,623,275	330	(238,348)	1,526,337	(10,353)	1,515,984

Net income	-	-	-	-	-	176,045	176,045	(16,867)	159,178
Foreign currency exchange translation adjustment, net of nil tax	-	-	-	-	(1,051)	-	(1,051)	-	(1,051)

Repurchase of ordinary share	-	-	(67,137)	-	-	-	(67,137)	-	(67,137)
Ordinary shares issued in connection with exercise of share options	301,218	237	-	3,385	-	-	3,622	-	3,622
Increase related to prior year tax positions in respect of excess tax benefit				3,147			3,147		3,147
Acquisition of noncontrolling interest	-	-	-	(7,054)	-	-	(7,054)	6,454	(600)
Equity contributions to VIEs from noncontrolling interest shareholders	-	-	-	-	-	-	-	708	708
Dividends paid by subsidiaries to noncontrolling interest shareholders	-	-	-	-	-	-	-	(2,867)	(2,867)
Share-based compensation	-	-	-	27,127	-	-	27,127	-	27,127
Balance as of December 31, 2012	150,233,153	141,317	(67,137)	1,649,880	(721)	(62,303)	1,661,036	(22,925)	1,638,111
Balance as of December 31, 2012- in US$		22,683	(10,776)	264,824	(116)	(10,001)	266,614	(3,680)	262,934

See accompanying notes to consolidated financial statements

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	119,248	113,983	159,178	25,550
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	180,763	245,415	323,508	51,927
Land use right expense	51	618	618	99
Loss on disposal of property and equipment	7,549	13,781	691	111
Impairment losses of property and equipment	5,471	13,060	11,500	1,846
Write-off of leasehold improvements	3,898	1,916	-	-
Deferred income tax benefit	(12,459)	(25,421)	(19,835)	(3,184)
Share-based compensation expense	15,517	43,483	27,127	4,354
Equity in loss (income) of an affiliate	18	(120)	-	-
Provisions for doubtful accounts	-	5,700	-	-
Unrealized gain on foreign exchange	(6,373)	(13,214)	(77)	(12)

Changes in operating assets and liabilities, net of effect of acquisitions:
Pledged bank deposits	682	(15,134)	16,409	2,634
Accounts receivable	(2,248)	(965)	(9,134)	(1,466)
Prepaid rent	(85,643)	(74,129)	(23,170)	(3,719)
Other prepaid expenses and current assets	(14,589)	(11,877)	(21,306)	(3,420)
Hotel supplies	(14,470)	(5,915)	(9,220)	(1,480)
Rental deposits	(15,421)	(16,143)	(18,455)	(2,962)
Accounts payable	24,702	4,592	12,995	2,086
Bills payable	(6,342)	7,562	(8,040)	(1,291)
Accrued expenses and other payables	85,460	105,415	60,334	9,684
Amounts due to related parties	(162)	333	2,268	364
Income taxes payable	13,638	12,550	(3,219)	(517)
Accrued lease payments	38,929	55,044	53,331	8,560
Refundable deposits	(6,300)	(2,127)	(973)	(156)
Deferred revenue	(3,102)	(1,174)	18,904	3,034
Deferred rebate income	6,446	217	(936)	(150)
Net cash provided by operating activities	335,263	457,450	572,498	91,892

Cash flows from investing activities:
Purchases of property and equipment	(425,639)	(566,811)	(546,222)	(87,675)
Purchases of land use right	(24,713)	-	-	-
Payment for acquisitions of subsidiaries, net of cash acquired	-	(121,306)	-	-
Proceeds from disposal of property and equipment	-	12,120	-	-
Advances made to an affiliate	(770)	(51)	-	-
Collection of advances made to an affiliate	523	1,398	-	-
Advances made to related parties	(1,242)	(447)	-	-
Collection of advances made to related parties	1,242	447	-	-
Purchase of short-term investment	-	(10,000)	-	-
Proceeds from redemption of short-term investment	293,613	-	10,000	1,605

Net cash used in investing activities	(156,986)	(684,650)	(536,222)	(86,070)

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(Amounts in thousands)

		Year ended December 31,
		2010	2011	2012	2012
		RMB	RMB	RMB	US$
Cash flows from financing activities:
Issuance costs of ordinary shares upon IPO		(17,291)	(881)	-	-
Proceeds from exercise of employee share options		3,918	5,667	3,696	593
Payment for purchase of ordinary shares		-	-	(66,759)	(10,716)
Proceeds from bank loans		-	362,686	326,691	52,438
Repayment of bank loans		(110,000)	(28,000)	(409,981)	(65,806)
Proceeds from borrowings from related parties		3,222	-	-	-
Repayment of borrowings from related parties		(2,176)	(2,891)	(636)	(102)
Acquisition of noncontrolling interest		(172)	(1,677)	(600)	(96)
Capital contributions to subsidiaries and VIEs from noncontrolling interest shareholders		2,326	2,200	708	113
Dividends paid by subsidiaries to noncontrolling interests shareholders		(2,005)	(3,347)	(2,867)	(460)

Net cash provided by (used in) financing activities		(122,178)	333,757	(149,748)	(24,036)

Effect of foreign currency exchange rate changes on cash		(8,674)	(2,096)	(975)	(156)

Net increase (decrease) in cash		47,425	104,461	(114,447)	(18,370)

Cash at beginning of year		341,370	388,795	493,256	79,173

Cash at end of year		388,795	493,256	378,809	60,803

Supplemental disclosures of cash flow information:

Interest paid, net of capitalized interest	2(y)	1,842	6,006	22,137	3,553

Income taxes paid		34,654	49,130	90,594	14,542

Non-cash investing and financing activities:

Accounts payable for purchases of property and equipment at end of year		177,545	175,542	270,872	43,478

Bills payable for purchases of property and equipment at end of year		3,245	-	3,506	563

See accompanying notes to consolidated financial statements.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data)

1	PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION

(a)	Principal activities

7 Days Group Holdings Limited (the “Company”) was incorporated as a limited liability company in the Cayman Islands on October 25, 2004. The Company, its subsidiaries and variable interest entities (“VIEs”) (collectively, the “Group”) are principally engaged in the business of operating economy hotels in the People’s Republic of China (“PRC”) under the brand name “7 Days Inn”. The Group leases the real estate property on which it develops and operates hotels, and also licenses the “7 Days Inn” brand to hotel owners and manages these hotels. The former type of hotels is referred to as “leased-and-operated hotels” and the latter type of hotels is referred to as “managed hotels”. As of December 31, 2012, the Group has 1,345 operating hotels that are located in 208 cities in the PRC, 853 of which are managed hotels.

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

As of December 31, 2012, the Group’s current liabilities exceeded its current assets by RMB250,603 (US$40,225), which includes bank loans repayable within one year of RMB130,015 (US$20,869). For the year ended December 31, 2012, the Group recorded a net cash inflow from operating activities of RMB572,498 (US$91,892), a net cash outflow from investing activities of RMB536,222 (US$86,070) and a net cash outflow from financing activities of RMB149,748 (US$24,036), which resulted in a net decrease in cash of RMB114,447 (US$18,370).

In preparing the consolidated financial statements, the management has considered the Group’s sources of liquidity and believes that adequate funding is available to fulfill the Group’s short-term obligations. According to the cash flow forecast prepared by the Group, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operating activities and financing activities to meet its debt obligations as they fall due in 2013 and thereafter. The Group had banking facilities with several PRC commercial banks for short-term and long-term loans in aggregate of RMB660,000 as of December 31, 2012 and additional banking facilities of RMB200,000 on January 29, 2013, among which RMB251,396 were utilized. The management of the Company therefore believes that sufficient financing will be available to the Group to meet its obligations. Accordingly, the consolidated financial statements have been prepared on a basis that the Group will be able to continue as a going concern.

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

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include assessment of the Group’s ability to continue as a going concern , the useful lives of property and equipment and intangible assets, salvage values of property and equipment, the recoverability of the carrying amount of property and equipment, goodwill and intangible assets, the determination of the fair value of share-based compensation awards, the accrual of the membership reward program costs, allowances for doubtful accounts, the realization of deferred tax assets and accrual of deferred revenue. These estimates are often based on judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. The Group is also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as competition, litigation, legislation and regulations in the hotel industry.

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

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at each balance sheet date. The resulting exchange differences are recorded in general and administrative expenses in the consolidated statements of comprehensive income.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Foreign currency transactions and translation - continued

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

For the convenience of the readers, the December 31, 2012 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.2301, being the noon buying rate for U.S. dollars in the City of New York in effect on December 31, 2012 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2012 or at any other date.

(d)	Cash

Cash consists of cash held on hand and cash held in major financial institutions located in the PRC and Hong Kong Special Administrative Region (“Hong Kong”). As of December 31, 2011 and 2012, the amount of cash on hand and cash in bank was as follows:

	December 31,
	2011	2012	2012
	RMB	RMB	US$

Cash on hand	7,084	4,960	796
Cash in bank
PRC	473,340	336,354	53,989
Hong Kong	12,832	37,495	6,018
Subtotal	486,172	373,849	60,007

Total	493,256	378,809	60,803

(e)	Pledged bank deposits

Pledged bank deposits represent amounts held by financial institutions, as security for issuance of bills to the Group’s suppliers and the Group’s legal proceeding against a third party, both which are not available for the Group’s use. Upon maturity of the bills, which generally occur within 3 to 6 months after the issuance of the bills, the deposits are released by the financial institutions and become available for use by the Group. Bank deposits as of December 31, 2011 are pledged as security for the Group’s legal claim against a third party, which are not available for the Group’s use but are expected to be released within one year for use by the Group. Pledged bank deposits are reported within cash flows from operating activities in the consolidated statements of cash flows.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Accounts receivable

Accounts receivable primarily represent amounts due from banks relating to payments settled by customers’ debit and credit cards. The Group reviews its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectability of the balance. In evaluating the collectability of an account receivable balance, the Group considers various factors, including the age of the balance, customer specific facts and economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There were no write-offs of accounts receivable nor has an allowance for doubtful accounts receivable been provided for any of the periods presented because management of the Group believes all accounts receivable are fully collectible. The Group does not have any off-balance-sheet credit exposure related to its customers.

(g)	Short-term investment

In December 2011, the Group invested in a financial product offered by Industrial Bank Co., Ltd., which had a principal amount of RMB10,000 and a fixed maturity date of 3 months. The investment product has no guarantee on the return and an interest cap of 5.6% per annum. In March 2012, the investment was redeemed upon maturity at the principal amount plus interest equivalent to 5.6% per annum from the bank.

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

Leasehold improvements	4 - 15 years
Hotel fixtures and equipment	5 - 10 years
Motor vehicles	5 years

Construction in progress represents leasehold improvements under construction or installation and is stated at cost. These costs include interior and exterior decorations, floor and wall coverings and an allocation of interest cost incurred. Construction in progress is transferred to leasehold improvements when the assets are ready for their intended use, at which time depreciation commences.

Intangible assets

Intangible assets consist of favorable lease contracts (note 2(o)) and a brand name which was acquired in business combinations.

The brand name is amortized on a straight-line basis over the estimated useful life of 5 years.

The Company has adopted the straight-line basis because the pattern of the economic benefit of these intangible assets cannot be reliably determined over their estimated useful lives.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Long-lived assets - continued

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in business combinations, which are not individually identified and separately recognized.

Impairment of long-lived assets

Long-lived assets, including property and equipment and intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. Impairment of long-lived assets of RMB5,471, RMB13,060, and RMB11,500 (US$1,846) was recognized for the years ended December 31, 2010, 2011 and 2012 (see note 4).

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

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. No impairment of goodwill was recognized for the year ended December 31, 2010, 2011 and 2012.

(i)	Land use right

Land use right represents the exclusive right to occupy and use land in the PRC for a specific contractual term. Land use right is carried at cost and charged to general and administrative expenses on a straight-line basis over the term of the land use right of 40 years. The land use right was acquired during the year ended December 31, 2010 for the purpose of building a new headquarters for the Group.

(j)	Investment in an affiliate

Equity investments where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, is accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as equity in income (loss) of an affiliate in the consolidated statements of comprehensive income.

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

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carryforwards. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in the consolidated statements of comprehensive income in the period that the change in tax rates or tax laws is enacted.

The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income.

(m)	Revenue recognition

Revenues of the Group represent room rentals, food and beverage sales, souvenir card sales, revenue from managed hotels, commission income and membership credit points sales. Revenues generated from room rentals are recognized as earned, which is the date the customer occupies a room and collectability is reasonably assured. Revenues from food and beverage sales and souvenir card sales are recognized at the time of sale, which is the point in time when the customer pays for and accepts the item. Revenues from managed hotels and commission income are recognized when the agreement has been signed, underlying goods or services have been delivered or performed and collectability of corresponding receivable is reasonably assured. Revenues from membership credit points sales are recognized upon usage of the respective credit points.

In April 2005, the Group established a life-time membership reward program. Membership is free of charge if registered through the internet. Prior to January 1, 2008, the Group charged a non-refundable one-time upfront membership fee from customers who purchased membership in the reward program at its hotels. The Group recognizes revenues from the membership fee over the expected term of the customer relationship of 10 years. Effective December 2010, any membership accounts which becomes inactive for a period in excess of 2 years will be automatically closed. Any remaining unrecognized portion of the membership fee relating to these or future closed accounts is recognized as revenue upon account close.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Revenue recognition - continued

Revenues are recorded net of business tax and surcharges of RMB88,124, RMB124,560 and RMB152,171 (US$24,425) for the years ended December 31, 2010, 2011 and 2012, respectively.

(n)	Pre-operating expenses

Costs incurred prior to the commencement of operations of the Group’s hotels are expensed as incurred. Pre-operating expenses included the following:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Hotel operating costs	70,011	59,071	55,536	8,914
Sales and marketing expenses	1,021	507	469	75
General and administrative expenses	4,362	3,316	6,290	1,010
Total pre-operating expenses	75,394	62,894	62,295	9,999

(o)	Operating leases

The Group leases properties for hotels and corporate office space under noncancelable operating leases. Minimum lease payments are expensed on a straight-line basis over the term of the lease, including any periods of free rent. For lease agreements that contain free rent or escalating payment terms, the Group recognizes accrued lease payments for the difference between the amount of expense recognized on a straight-line basis and the amount of minimum lease payments made. Under the terms of the lease agreements, the Group has no legal or contractual asset retirement obligations at the end of the leases. For the year ended December 31, 2010, 2011 and 2012, sublease income of RMB9,868, RMB14,355 and RMB17,328 (US$2,781) were recognized and recorded as a reduction against the rental expense. The total of minimum rentals to be received in the future under noncancelable subleases amounted to RMB119,684 (US$19,211) as of December 31, 2012.

Favorable and unfavorable lease contracts, that are acquired in the purchases of hotels, are recorded in the balance sheet captions “Intangible assets” and “Unfavorable lease contract liability”, and amortized on a straight-line basis over the remaining lease terms of 4-16 years and 9-16 years respectively.

In order to secure longer lease period of certain operating lease of properties, the Group makes advance payments to the lessors. Advance payments for future rent within 12 months are recorded as prepaid rent in the consolidated balance sheets and classified as current assets and amounted to RMB152,629 and RMB171,370 (US$27,507) as of December 31, 2011 and 2012, respectively. The amounts relating to rent due after 12 months are classified as non-current assets at the balance sheet dates and amounted to RMB73,419 and RMB71,088 (US$11,410) as of December 31, 2011 and 2012, respectively. The balance of the prepaid rent is reduced and charged to hotel operating costs over the lease term. The Group makes the prepayments without collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which expose the Group to the credit risks of the lessors.

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

The estimated incremental costs to provide membership upgrades, free room nights and gifts for the credit points earned by members are recorded as accrued membership reward program costs with a corresponding charge to hotel operating costs in the consolidated statements of comprehensive income. The estimated incremental costs are recognized based on historical redemption rates. The liability for membership reward program is reduced upon the redemption or expiration of the credit points.

(q)	Refundable deposits

Refundable bank deposits represent amounts held by the Group in order to secure the managed hotel owners to perform their obligations stipulated in the hotel management agreements. Upon expiration of the agreement, deposits are released by the Group and refunded to the managed hotel owners.

(r)	Deferred rebate income

The Group entered into a contract with a bank for American Depositary Receipt (“ADR”) depository service of 10 years (the “service contract”). In order to secure the customer relationship, the bank provides rebates to the Group which is refundable to the extent of an early termination of the service contract by the Group. The Group recognizes revenue from the rebates over the contract term. For the years ended December 31, 2010, 2011 and 2012, the Group received rebates of RMB7,162, RMB860 and nil and recognized revenue of RMB716 , RMB643 and RMB936 (US$150) respectively.

(s)	Retirement and other postretirement benefits

Pursuant to relevant PRC regulations, the Company’s PRC subsidiaries and VIEs are required to make contributions to various defined contribution plans organized by the PRC government. The contributions are made for each qualifying PRC employee at 12% on a standard salary base as determined by the PRC governmental authority. For the years ended December 31, 2010, 2011 and 2012, contributions to the defined contribution plans were RMB14,138, RMB16,879 and RMB23,907 (US$3,837), respectively.

The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

(t)	Share-based payments

The Group measures the costs of employee services received in exchange for an award of equity instruments based on the aggregate fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award (as measured based on the aggregate fair value of the equity instruments) is expensed on the grant date. For employee share options granted with graded vesting based only on a service condition, the Group treats each vesting tranche as a separate award with compensation cost for each award recognized over its vesting period.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Share-based payments - continued

When there is a modification of the terms and conditions of an award of equity instruments, the Company measures the pre-modification and post-modification fair value of the equity instruments as of the modification date and recognizes the incremental value as compensation cost over the remaining service period.

(u)	Earnings per share

Basic earnings per ordinary share is computed by dividing net income attributable to 7 Days Group Holdings Limited ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per ordinary share is calculated by dividing net income attributable to 7 Days Group Holdings Limited ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. For the periods presented, ordinary share equivalents consisted of the ordinary shares issuable upon the exercise of the ordinary share purchase warrants and share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of diluted earnings per share if the impact is anti-dilutive.

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

An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. The former investor of one subsidiary acquired by the Group was sued by a constructor for the repayment of unpaid construction fee and the interest incurred amount of RMB1,370 (US$220). In 2012, the court made the decision that the Group bears joint responsibility for the lawsuit. As of December 31, 2012, the Group accrued loss contingency of RMB1,370 (US$220).

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

As of December 31, 2011 and 2012, the statutory surplus reserve recorded by the Company’s subsidiaries and VIEs incorporated in the PRC amounted to RMB21,050 and RMB25,237 (US$4,051), respectively.

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

(y)	Capitalized interest

The Company’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year. A reconciliation of total interest cost to “Interest Expense” as reported in the consolidated statements of comprehensive income for 2010, 2011 and 2012 is as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Interest cost capitalized	75	-	1,825	293
Interest cost charged to income	2,082	7,212	21,459	3,444
Total interest cost	2,157	7,212	23,284	3,737

(z)	Fair value measurements

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

The Group did not have any assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2011 and 2012.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Variable Interest Entities

During 2010, 2011 and 2012, the Group made investments in several entities in which it held 51% equity interest in each of the entities as of December 31, 2012. The remaining 49% equity interest in these entities is held by individuals (the 49% equityholders). These entities are established to open hotels to be operated as hotels to be acquired and then operated by the Group. The entities are VIEs because the total equity investment at risk (paid-in capital of RMB1.0 million) of each of these entities is not sufficient to finance their intended activities without additional subordinated financial support. The Group’s variable interests in the VIEs include (1) subordinated debt provided by the Group to the VIEs to support construction and ongoing operation of the VIEs, which contractually could be only provided by the Group and no other parties; (2) a call option granted by each VIE to the Group, which allows the Group to acquire the hotels opened by the VIE within 180 days after the commencement of operation of the hotel; and (3) 51% equity interest in each VIE.

Since the Group is the sole subordinated debt holder, the exclusive hotel management service provider, the call option holder and the 51% equity holder, the Group has the power to direct the most significant activities of VIEs, such as hotel development and construction, ongoing hotel operation and sale of hotels.

The Group has the obligation to absorb losses from VIEs that could potentially be significant to the VIEs due to the subordinated debt issued by the Group to the VIEs without a pledge of the VIEs assets or guarantee provided by the VIEs. Under the terms of equity holders agreement, all undistributed cumulative earnings of the VIEs are attributed to the 49% equity holders. Accordingly the Group does not have rights to any profits earned by the VIEs. Losses are allocated to the equity holders and the Group on the basis of their relative equity interests ownership.

The Group has (i) the power to direct the activities of the VIEs that most significantly impact their economic performance; and (ii) the obligation to absorb losses from the VIEs that could potentially be significant to the VIEs. Therefore, the Group is considered to be the primary beneficiary of the VIEs and the financial statements of the VIEs are consolidated in the Company’s consolidated financial statements.

On September 1, 2012, the Group acquired the remaining 49% equity interest of a VIE, namely 7 Days Full Season Hotel Investment Management (Beijing) Co., Ltd. (“Beijing Full Season”), from its individual Equity holders in exchange for a consideration of RMB600 in cash. Afterwards, the Group held 100% equity interest of Beijing Full Season. At the acquisition date, the Group recognized an increase in noncontrolling interests of RMB6,454 (US$1,036) and a decrease in additional paid-in capital of RMB7,054 (US$1,132). This acquisition transaction was accounted for as equity transactions in accordance with ASC topic 810. Any difference between the fair value of the consideration paid and the amount of noncontrolling interest is recognized in equity.

The assets and liabilities of the VIEs as of December 31, 2011 and 2012 and revenues and net loss for the years ended December 31, 2010, 2011 and 2012 are as follows:

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Variable Interest Entities - continued

	December 31,
	2011	2012
	RMB	RMB
ASSETS

Current assets:
Cash	12,734	3,416
Accounts receivable	950	951
Other prepaid expenses and current assets	18,290	11,448
Hotel supplies	4,062	3,656
Total current assets	36,036	19,471

Property and equipment, net	114,088	170,459
Rental deposits	5,445	4,042
Total assets	155,569	193,972

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	48,297	36,516
Accrued expenses and other payables	5,834	4,756
Amount due to related parties (Note i)	17,529	43,615
Total current liabilities	71,660	84,887

Accrued lease payments	-	329
Long-term borrowings from related parties (Note i)	114,017	173,150
Total liabilities	185,677	258,366

Equity:

Paid-in capital	6,000	7,000
Additional paid-in capital	4,302	2,426
Accumulated deficit	(40,410)	(73,820)
Total equity	(30,108)	(64,394)

Total liabilities and equity	155,569	193,972

Notes:

(i)	Amounts due to related parties represent the amount paid by two subsidiaries of the Group, 7 Days Inn (Shenzhen) Co., Ltd. (“7 Days Shenzhen”) and 7 Days Four Seasons Hotel (Guangzhou) Co., Ltd. (“7 Days Four Seasons”) on behalf of the managed hotels of the VIEs relating to daily hotel supplies. Amount due to related parties and long-term borrowings from related parties are eliminated on consolidation.

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Revenues	-	22,005	109,375
Net loss	228	40,182	46,107

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Net cash used in operating activities (Note ii)	(3,002)	(25,665)	14,694
Net cash used in investing activities (Note ii)	-	(78,616)	(115,209)
Net cash provided by financing activities (Note ii)	5,000	115,017	94,339

(ii)	Nil, RMB17,529 and RMB27,930 provided by operating activities for the years ended December 31, 2010, 2011 and 2012, nil, RMB21,120 and nil provided by investing activities for the years ended December 31, 2010, 2011 and 2012, and RMB3,900, RMB113,057 and RMB160,029 provided by financing activities for the years ended December 31, 2010, 2011 and 2012 are eliminated on consolidation..

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Variable Interest Entities - continued

All of the assets of the VIEs can be used only to settle obligations of the VIEs. None of the assets of VIEs has been pledged or collateralized. The creditors of the VIEs do not have recourse to the general credit of the Group.

(ab)	Business combination

U.S. GAAP requires that business combinations be accounted for under the acquisition method. From January 1, 2009, the Group adopted ASC805 “Business Combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of the (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the entity acquired, the difference is recognized directly in the statements of operations.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

3	OTHER PREPAID EXPENSES AND CURRENT ASSETS

Other prepaid expenses and current assets consist of the following:

		December 31,
		2011	2012	2012
		RMB	RMB	US$

Advances to employees		6,855	10,159	1,631
Prepaid advertising		3,581	5,555	892
Prepaid utilities and network expenses		15,105	17,719	2,844
Advances to managed hotels	Note (a)	11,965	16,152	2,593
Receivables from landlords (see Note 4)	Note (b)	6,728	6,728	1,080
Amounts due from option plan administrator	Note (c)	61	3,134	503
Prepayment for hotel supplies		6,834	6,648	1,067
Others		7,121	17,300	2,776

Total other prepaid expenses and current assets		58,250	83,395	13,386

Less: allowance for doubtful accounts	Note (b)	(5,700)	(5,700)	(915)

Other prepaid expenses and current assets, net		52,550	77,695	12,471

Notes:

(a)	Amounts represent primarily advances to managed hotels for procurement of daily hotel supplies and materials for hotel renovation projects, and for expansion strategy.

(b)	Amounts represent compensation receivables due from the landlords for early termination of leases and from a legal claim in relation to the cancellation of equity transfer agreement to acquire a hotel. As of December 31, 2011 and 2012, the net balance included compensation receivables of RMB1.0 million and RMB1.0 million (US$0.16), respectively, for early termination of lease due to the demolition of the properties. In 2011, the Group recognized RMB5.7 million receivable in relation to a legal claim against a third party for a lawsuit according to the court decision. In 2011, the Group made a full allowance for the receivable from the legal claim.

(c)	Amounts represent receivables for issuance of share options, which were subsequently collected in cash before the financial statements are issued.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

3	OTHER PREPAID EXPENSES AND CURRENT ASSETS- continued

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2010, 2011 and 2012.

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Balance at the beginning of the year	-	-	(5,700)	(915)
Additions charged to bad debt expense for the year	-	(5,700)	-	-
Balance at the end of the year	-	(5,700)	(5,700)	(915)

4	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2011	2012	2012
	RMB	RMB	US$

Leasehold improvements	2,013,896	2,484,708	398,823
Hotel fixtures and equipment	305,844	401,193	64,396
Motor vehicles	550	550	88
Construction in progress	35,223	40,865	6,559
Total property and equipment	2,355,513	2,927,316	469,866
Less: Accumulated depreciation and amortization	(654,082)	(956,553)	(153,537)
Total property and equipment, net	1,701,431	1,970,763	316,329

Depreciation and amortization expense of property and equipment is allocated to the following expense items:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Hotel operating costs	178,279	241,020	314,189	50,431
Sales and marketing expenses	37	38	31	5
General and administrative expenses	2,447	4,233	5,759	924
Total depreciation and amortization expense	180,763	245,291	319,979	51,360

During the year ended December 31, 2011, the Group obtained RMB6,801 compensation from the landlords of two of the Group’s leased-and-operated hotels in exchange for the Group agreeing to early terminate the operating lease. As of December 31, 2011, major portion of such compensation has been settled and RMB1,000 was outstanding. The Group recorded net losses on early termination of such lease in the amount of RMB1,916, which represented the amount of compensation net of the write-off of unamortized leasehold improvements of RMB8,717. The net gain or losses has been included as a component of general and administrative expenses in the consolidated statements of comprehensive income.

The Group recognized impairment losses of RMB5,471, RMB13,060 and RMB11,500 (US$1,846) for the years ended December 31, 2010, 2011 and 2012, respectively, in respect of leasehold improvements and hotel fixtures and equipment of certain loss-making leased-and-operated hotels. The Group estimated that the carrying amounts of these leasehold improvements and hotel fixtures and equipment would not be recoverable through future cash flows. The fair value of the property and equipment was based on the discounted future cash flows of the assets. The impairment losses were included in general and administrative expenses in the consolidated statements of comprehensive income.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

5	INTANGIBLE ASSETS AND UNFAVORABLE LEASE CONTRACT LIABILITY

Intangible assets consist of the following:

	December 31,
	2011	2012	2012
	RMB	RMB	US$

Favorable lease contracts	24,924	24,924	4,001
Brand name	5,626	5,626	903
Total intangible assets	30,550	30,550	4,904
Less: Accumulated amortization	(124)	(4,329)	(695)
Total intangible assets, net	30,426	26,221	4,209

Unfavorable lease contract liability	December 31,
	2011	2012	2012
	RMB	RMB	US$

Unfavorable lease contracts	7,812	7,812	1,254
Less: Accumulated amortization	-	(676)	(109)
Unfavorable lease contract liability	7,812	7,136	1,145

Amortization expense of intangible assets is allocated to hotel operating costs and general and administrative expenses respectively.

The estimated net amortization expense of the Group’s intangible assets and unfavorable lease contracts for the next five years is as follows:

For the year ending December 31	Amortization for intangible assets	Amortization for unfavorable lease contracts	Net amortization
	RMB	RMB	RMB
2013	4,205	(676)	3,529
2014	4,205	(676)	3,529
2015	4,205	(676)	3,529
2016	3,716	(676)	3,040
2017	1,962	(676)	1,286
Thereafter	7,928	(3,756)	4,172
Total	26,221	(7,136)

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

6	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

		December 31,
		2011	2012	2012
		RMB	RMB	US$

Accrued payroll and employee benefits		96,870	125,969	20,219
Advance payments received from customers	Note (a)	65,025	90,546	14,534
Advance payments received from managed hotels for procurement	Note (b)	138,312	137,124	22,010
Accrued rent		15,302	31,578	5,069
Accrued business and surcharges taxes		16,466	20,572	3,302
Accrued membership reward program costs		2,327	2,422	389
Advance receipt of hotel service fees	Note (c)	17,288	15,003	2,408
Payables for acquisition of hotel assets	Note (d)	47,574	57,977	9,306
Provision for contingency loss		-	1,370	220
Other		19,144	29,239	4,693
Total accrued expenses and other payables		418,308	511,800	82,150

Notes:

(a)	Amounts represent primarily advance payments from corporate customers.
(b)	Amounts represent primarily advance payments received from managed hotels for procurement of daily hotel supplies and materials for hotel renovation projects.
(c)	Amounts represent primarily the advance payments of consultation fee from owners of managed hotels.
(d)	Amounts represent payables for acquired hotel assets, such as fixtures and equipment, etc.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

7	INCOME TAXES

The Company’s Hong Kong subsidiaries, PRC subsidiaries and VIEs file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong

The Company’s Hong Kong subsidies do not derive any income which is subject to Hong Kong Profits Tax. Accordingly, no provision for Hong Kong Profits Tax was required. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

PRC

Effective from January 1, 2008, under the new Enterprise Income Tax law (“new EIT law”) which was passed by the National People’s Congress on March 16, 2007, the PRC’s statutory income tax rate is 25%.

The new EIT law and its relevant regulations (i) provide a 5-year transition period from January 1, 2008 for companies established before March 16, 2007 and which were entitled to preferential lower tax rates under the then effective tax laws and regulations, and (ii) grandfather certain tax holidays. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008 , 2009, 2010, 2011 and 2012 onwards, respectively. Prior to 2008, 7 Days Shenzhen and its branch hotels located in Shenzhen were subject to a preferential income tax rate of 15%.

During 2010, as a software development company, Guangzhou Seven Software Development Co., Ltd. (“Guangzhou Seven”) was entitled to a tax holiday of a two-year full tax exemption followed by a three-year 50% tax exemption from 2010 to 2014.

The Company’s PRC subsidiaries and VIEs are subject to income tax at 25% except for the following:

(i)	7 Days Shenzhen and its branch hotels located in Shenzhen are subject to income tax at 22%, 24% and 25% for 2010, 2011 and 2012 onwards, respectively;

(ii)	Guangzhou Seven was exempt from income tax in 2010 and 2011, and is subject to income tax at 12.5% from 2012 to 2014 and at 25% from 2015 onwards.

Under the new EIT law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from withholding tax. The Company plans to distribute the retained earnings of Guangzhou Seven outstanding as of December 31, 2011 to its Hong Kong holding company and has accrued deferred tax liabilities amounting to RMB3,031(US$487). Due to the Company’s plan and intention of reinvesting its earnings in its PRC business, the Company has not provided for the related deferred tax liabilities on the remaining undistributed earnings of Guangzhou Seven and other PRC subsidiaries amounted to RMB379,708 (US$60,947) as of December 31, 2012. Further, interest income on the loans advanced to the PRC entities by non-PRC-resident enterprises is subject to PRC interest withholding tax at 10%.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

7	INCOME TAXES - continued

The Group’s income before income taxes consists of the following jurisdictions:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Cayman Islands	2,150	7,698	4,653	747
PRC, excluding Hong Kong	151,949	140,507	221,543	35,560
Hong Kong	982	2,037	522	84
Total income before income taxes	155,081	150,242	226,718	36,391

The Group’s income tax expense in the consolidated statements of comprehensive income consists of the following:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
PRC income tax
Current tax expense	(48,292)	(61,680)	(87,375)	(14,025)
Deferred tax benefit	12,459	25,421	19,835	3,184
Total income tax expense	(35,833)	(36,259)	(67,540)	(10,841)

The reconciliation between the actual income tax expense reported in the consolidated statements of comprehensive income and the amounts computed by applying the PRC statutory tax rate of 25%, (the PRC statutory tax rate was used because substantially all of the Company’s operations are in the PRC) to income before income taxes is as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Computed expected income tax expense	(38,770)	(37,560)	(56,680)	(9,098)
Non-PRC entities not subject to income tax	783	2,434	1,294	208
PRC preferential tax rate	1,129	223	-	-
Tax holiday (Note i)	1,229	4,693	2,189	351
PRC interest withholding tax	(937)	(1,383)	(1,079)	(173)
Non-deductible expenses
Staff costs	(1,787)	(3,420)	(5,411)	(869)
Entertainment expense	(494)	(2,141)	(2,691)	(432)
Interest expense	(305)	(863)	(1,354)	(217)
True-up for prior year tax provision	-	-	(1,588)	(255)
Penalties	(173)	(331)	(638)	(102)
Other	(284)	(1,493)	(2,841)	(456)
Change in valuation allowance	3,776	6,613	1,259	202
PRC dividend withholding tax	-	(3,031)	-	-
Actual income tax expense	(35,833)	(36,259)	(67,540)	(10,841)

Note:

(i)	The effect of tax holiday for the years ended December 31, 2010, 2011 and 2012 increased basic and diluted earnings per ordinary share by RMB0.01, RMB0.03 and RMB0.01, respectively.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

7	INCOME TAXES - continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2011 and 2012 are presented below:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Deferred tax assets:
- Accrued lease payments	13,250	13,095	2,102
- Pre-operating expenses	419	-	-
- Tax losses carryforwards	34,999	44,183	7,092
- Deferred revenue	193	-	-
- Accrued membership reward program costs	582	606	97
- Share-based compensation	14,414	21,038	3,377
- Accrued expenses	15,253	16,795	2,696
- Allowance for doubtful accounts	1,425	1,425	229
- Unfavorable lease contract liability	1,953	1,784	286
- Property and equipment	4,632	6,711	1,077
Total gross deferred tax assets	87,120	105,637	16,956
Less: valuation allowance	(12,628)	(11,369)	(1,825)
Net deferred tax assets	74,492	94,268	15,131
Deferred tax liabilities:
- PRC dividend withholding tax	(3,031)	(3,031)	(487)
- Property and equipment	(1,627)	(1,797)	(288)
- Intangible assets	(7,584)	(6,533)	(1,049)
- Others	(877)	(1,699)	(272)
Total deferred tax liabilities	(13,119)	(13,060)	(2,096)

Net deferred tax assets	61,373	81,208	13,035
Classification on consolidated balance sheets:
Deferred tax assets
- Current	19,842	26,222	4,209
- Non-current	46,096	62,513	10,034
Deferred tax liabilities
- Non-current	(4,565)	(7,527)	(1,208)

The decrease in the valuation allowance during the years ended December 31, 2011 and 2012 were RMB4,377 and RMB1,259 (US$202), respectively. As of December 31, 2012, valuation allowances were provided against the deferred tax assets of certain subsidiaries, which were at cumulative loss positions. The decrease in valuation allowance in 2012 was mainly due to certain subsidiaries generated taxable income during 2012 and which are also expected to generate further taxable income in 2013 and onwards. For the year ended 2011, there was an increase of gross deferred tax assets and the related valuation allowance of RMB9,895 and RMB2,236 in respect of an acquisition consummated in 2012.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

7	INCOME TAXES - continued

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. As of December 31, 2012, the Group recognized net deferred tax assets of RMB81,208 (US$13,035), among of which, certain subsidiaries in cumulative loss position recognized RMB28,530 (US$4,579) of net deferred tax assets, mainly arising from the gross deferred tax assets of RMB38,684 (US$6,208) relating to RMB154,736 (US$24,837) in tax loss carryforwards which expire in varying amounts between 2013 and 2017. The realization of these tax benefits is dependent on the generation of sufficient taxable income prior to expiration of the tax loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset will be realized. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 2012, tax loss carry forwards amounted to RMB176,732(US$28,367), of which RMB23,398, RMB34,818, RMB6,479, RMB55,793 and RMB56,244 will expire if unused by the years ending December 31, 2013, 2014, 2015 2016 and 2017, respectively.

A reconciliation of the beginning and ending amount of the Company’s unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Balance at the beginning of the year	-	-	6,644	1,066
Increase related to prior year tax position	-	3,474	626	101
Increase related to current year tax position		3,170	1,344	216
Decrease related to prior year tax position	-	-	(3,147)	(505)
Balance at the end of the year	-	6,644	5,467	878

Included in the balance of total unrecognized tax benefits as of December 31, 2012 was potential tax benefits of RMB5,467 (US$878) that, if recognized, would affect the effective rate. The Company is currently unable to provide an estimate of a range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. No interest and penalty expenses were recorded as of and for the years ended December 31, 2010, 2011 and 2012.

The Company’s PRC subsidiaries and VIEs file income tax returns in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The PRC income tax returns for the Company’s PRC subsidiaries and VIEs for the years beginning in 2007 are open to examination by the PRC state and local tax authorities.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

8	BANK LOANS

As of December 31, 2012, the Group’s borrowings consist of the following:

	December 31,
	2011	2012	2012
	RMB	RMB	US$

Short-term bank loans	334,686	89,500	14,366
Long-term bank loans-current portion	-	40,515	6,503
Long-term bank loans	-	121,381	19,483
Total	334,686	251,396	40,352

Short-term bank loans drawn from certain PRC commercial banks amounted to RMB89,500 (US$14,366). The maturity of the loans is from 6 to 12 months. The loans bear the interest rates from 5.88% to 7.32% per annum.

Long-term bank loans drawn from certain PRC commercial banks amounted to RMB161,896 (US$25,986). The maturity of the loans is from 18 to 36 months. The long-term bank loans bear variable interest rates per annum as follows:

	2011	2012	2012
Interest rate	RMB	RMB	US$

PBOC Benchmark Loan Interest Rates plus 5%	-	84,216	13,517
PBOC Benchmark Loan Interest Rates plus 10%	-	50,750	8,146
PBOC Benchmark Loan Interest Rates plus 17%	-	26,090	4,188
PBOC Benchmark Loan Interest Rates plus 20%	-	840	135
Total	-	161,896	25,986

The repayment schedules of long-term bank loans are as follows:

	2011	2012	2012
Year ending December 31,	RMB	RMB	US$
2013		40,515	6,503
2014	-	87,959	14,118
2015	-	33,422	5,365
Total	-	161,896	25,986

No pledge of assets or guarantee is required for the short-term and long-term bank loans.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

9	REVENUES

Revenues by each major category are analyzed as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Room rentals	1,345,457	1,752,107	2,172,804	348,759
Revenue from managed hotels	89,702	179,334	262,094	42,069
Food, beverage and others sales	31,013	35,073	45,428	7,291
Souvenir card sales	20,466	34,917	55,502	8,909
Others	12,271	1,947	21,357	3,428
Total revenues	1,498,909	2,003,378	2,557,185	410,456

10	HOTEL OPERATING COSTS

Hotel operating costs consist of the following:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Rent expense	444,731	571,351	707,692	113,592
Staff costs	233,169	317,374	406,623	65,267
Depreciation and amortization	178,279	241,020	314,189	50,431
Hotel supplies	63,888	97,452	135,112	21,687
Utilities	106,633	145,468	190,030	30,502
Laundry expense	35,663	51,967	70,523	11,320
Internet and telecommunication expense	23,109	30,206	41,604	6,678
Costs of souvenir, food and beverage	31,571	45,855	59,926	9,619
Other	65,884	92,567	107,809	17,304
Total hotel operating costs	1,182,927	1,593,260	2,033,508	326,400

Other mainly includes repairs and maintenance expense, staff uniform costs and traveling expense.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

11	SHARE-BASED PAYMENTS

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

Unconditional Share Option Grants

During 2010, the Company granted 62,960 unconditional share options to certain management employees with contractual terms ranging from seven to ten years. The exercise price of these share options ranges from US$4.16 to US$4.70 per share and the aggregate fair value of these share options amounted to RMB928 (US$137).

During 2011, the Company granted a total of 230,000 unconditional share options to certain management employees with a contractual term of seven years. The exercise price of these share options ranges from US$5.79 to US$7.25 per share and the aggregate fair value of these share options amounted to RMB4,997 (US$774).

On December 20, 2011, the Company modified the exercise price of the 242,960 unconditional share options granted during 2010 and 2011 with exercise price ranging from US$4.70 to US$7.25, to US$3.79 per share. At the date of modification 239,720 share options out of the 242,960 share options were unvested and expected to vest under the original service periods. The Company determined the incremental compensation cost of RMB268 (US$43) for the modification by comparing the fair value of the modified award to the fair value of the original award measured immediately before the exercise price was modified. The Company recognized RMB43 (US$7) of the incremental compensation cost immediately for the vested share options as of the modification date and the rest for the unvested share options would be recognized over the remaining vesting periods of the award, along with the original compensation cost.

During 2012, the Company granted a total of 248,000 unconditional share options to certain management employees with a contractual term of seven years. The exercise price of these share options was US$2.86 per share and the aggregate fair value of these share options amounted to RMB2,545 (US$400).

The unconditional share options granted by the Company have similar vesting terms, in which 25% of the share options vest and become exercisable ranging from five to twelve months after the grant date and the remaining 75% of the share options vest over the following three years in six equal installments. The Company recognizes the aggregate fair value of the employee share options of each tranche on a graded vesting schedule over each tranche’s vesting period, respectively.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

11	SHARE-BASED PAYMENTS - continued

A summary of the unconditional share options granted and the activity during the three-year period ended December 31, 2012 is as follows:

		Weighted		Weighted average
	Number of	average		remaining	Aggregate
	options	exercise price		contractual term	intrinsic value

Outstanding as of December 31, 2009	2,961,175	US$	2.31
Granted	62,960	US$	4.08
Forfeited	(162,383)	US$	2.38
Exercise	(579,681)	US$	1.59

Outstanding as of December 31, 2010	2,282,071	US$	2.54

Granted	230,000	US$	3.79
Forfeited	(140,815)	US$	2.80
Exercise	(279,822)	US$	1.83

Outstanding as of December 31, 2011	2,091,434	US$	2.74

Granted	248,000	US$	2.86
Forfeited	(197,071)	US$	3.42
Exercise	(283,891)	US$	1.80

Outstanding as of December 31, 2012	1,858,472	US$	2.82	5.61 years	US$	2,235

Vested and expected to vest as of December 31, 2012	1,819,034	US$	2.81	5.59 years	US$	2,202

Exercisable as of December 31, 2012	1,415,917	US$	2.69	5.37 years	US$	1,890

The weighted-average aggregate fair value of unconditional options granted during the years ended December 31, 2010, 2011 and 2012 was US$2.18, US$3.37 and US$1.61 per share, respectively. The Company calculated the fair value of the unconditional share options on the date of grant using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

11	SHARE-BASED PAYMENTS - continued

	Awards granted	Awards granted	Awards granted
	in 2010	in 2011	in 2012

Expected volatility	42.37%-57.53%	43.55%-69.18%	53.27%
Expected dividend yield	0%	0%	0%
Weighted average risk-free interest rate	1.87%-2.43%	1.72%-2.82%	0.95%
Option life (in years)	6.83-10.00	7.00	7.00
Estimated fair value of underlying ordinary shares	28.42-42.69	35.92-48.49	20.23
Aggregate fair value of share options	13.00-21.50	21.40-22.92	10.26

For the year ended December 31, 2010, because the Company’s ordinary shares have a limited trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in a similar industry. For the years ended December 31, 2011 and 2012, the Company estimates the expected volatility based on the historical volatility of the Company and the historical volatilities of comparable publicly traded companies engaged in a similar industry. The Company uses historical data to estimate employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

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

A summary of the share-based compensation for the unconditional share options is as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Hotel operating costs	1,234	1,721	265	43
Sales and marketing expenses	255	261	426	68
General and administrative expenses	4,505	21,943	1,639	263
Total share-based compensation	5,994	23,925	2,330	374

The total intrinsic value of the unconditional share options exercised during the years ended December 31, 2010, 2011 and 2012 amounted to RMB25,503, RMB8,997 and RMB3,920 (US$629), respectively. The intrinsic value is calculated as the difference between the estimated fair value of the underlying ordinary share on the date of exercise and the exercise price of the shares.

As of December 31, 2012, there were unrecognized compensation costs of approximately RMB2,365 (US$380) related to unvested unconditional share options. These costs are expected to be recognized over the remaining weighted-average vesting period of 0.77 years.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

11	SHARE-BASED PAYMENTS - continued

Conditional Share Options Grants

During 2010, the Company granted 3,604,800 conditional share options to certain management employees with contractual terms ranging from 6.8 to 10 years. The exercise price of these share options ranges from US$3.58 to US$6.26 per share and the aggregate fair value of these share options amounted to RMB72,146 (US$10,835).

During 2011, the Company granted 1,165,600 conditional share options to certain management employees with contractual terms ranging in 7 years. The exercise price of these share options ranges from US$5.79 to US$7.25 per share, and the aggregate fair value of these share options amounted to RMB25,325 (US$3,921).

On December 20, 2011, the Company modified the exercise price of the 4,370,400 conditional share options granted during 2010 and 2011 with exercise price ranging from US$4.70 to US$7.25, to US$3.79 per share. At the date of modification 3,569,200 share options out of the 4,370,400 share options were unvested and expected to vest under the original service periods. The Company determined the incremental compensation cost of RMB4,822 (US$766) for the modification by comparing the fair value of the modified award to the fair value of the original award measured immediately before the exercise price was modified. The Company recognized RMB776 (US$123) of the incremental compensation cost immediately for the vested share options as of the modification date and the rest for the unvested share options would be recognized over the remaining vesting periods of the award, along with the original compensation cost.

During 2012, the Company granted 2,226,600 conditional share options to certain management employees with contractual terms of 7 years. The exercise price of these share options ranges from US$2.86 to US$2.99 per share, and the aggregate fair value of these share options amounted to RMB22,428 (US$3,522).

The conditional share options granted by the Company have the same vesting term, which is 25% of the share options granted shall vest and become exercisable ranging from ten months to twelve months after the grant dates and the remaining 75% of the share options shall vest over the following three years in six equal installments.

The vesting of these share options are also contingent upon meeting specific performance criteria set by the Company over a performance period ranging from 10 to 12 months from the respective grant dates. The performance criteria are linked to the employees’ performance and are agreed to upon issuance of the options. At the end of the performance period, the Company determines whether each employee has met the previous agreed upon specific performance criteria for the vesting of the share options. The performance criteria do not affect the exercise price or factors other than vesting or exercisability.

A summary of the conditional share options granted during the three-year period ended December 31, 2012 is as follows:

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

11	SHARE-BASED PAYMENTS - continued

		Weighted		Weighted average
	Number of	average		remaining	Aggregate
	options	exercise price		contractual term	intrinsic value

Outstanding as of December 31, 2009	347,300	US$	3.47

Granted in 2010	3,604,800	US$	3.77

Outstanding as of December 31, 2010	3,952,100	US$	3.74

Granted	1,165,600	US$	3.79
Forfeited	(171,871)	US$	3.76
Exercise	(4,500)	US$	3.79

Outstanding as of December 31, 2011	4,941,329	US$	3.75

Granted	2,226,600	US$	2.95
Forfeited	(514,651)	US$	3.71
Exercise	(17,327)	US$	3.71

Outstanding as of December 31, 2012	6,635,951	US$	3.49	5.63 years	US$	3,541

Vested and expected to vest as of December 31, 2012	6,149,336	US$	3.47	5.67 years	US$	3,375

Exercisable as of December 31, 2012	2,035,461	US$	3.75	5.14 years	US$	552

The weighted-average aggregate fair value of the conditional options granted during the years ended December 31, 2010, 2011 and 2012 was US$3.01, US$3.37 and US$1.58 per share, respectively. The fair value of the conditional share options is estimated on the respective grant dates using the same option valuation model used for the unconditional employee share options and assumes the performance criteria will be achieved. The assumptions used in estimating the fair value of the conditional share options are the same as those noted in the table related to the unconditional employee share options. The aggregate fair value of the conditional share options are set out below:

	Awards granted	Awards granted	Awards granted
	in 2010	in 2011	in 2012
Aggregate fair value of share options	10.52-21.50	21.40-22.92	9.51-11.12

The aggregate fair value of the conditional share options is recognized in the consolidated statements of comprehensive income on a graded vesting schedule for each tranche to the extent that the achievement of the performance conditions is probable. Arrangements of the conditional share options contain clauses on performance criteria that are largely objective. Based on management’s estimate, it is very likely that all the employees will meet the performance criteria over the performance period.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

11	SHARE-BASED PAYMENTS - continued

A summary of the share-based compensation for the conditional share options is as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Hotel operating costs	785	830	1,457	234
Sales and marketing expenses	12	833	2,056	330
General and administrative expenses	8,726	17,895	21,284	3,416
Total share-based compensation	9,523	19,558	24,797	3,980

As of December 31, 2012, there were unrecognized compensation costs of approximately RMB26,358 (US$4,231) related to unvested conditional share options. These costs are expected to be recognized over a remaining weighted-average vesting period of 2.41 years.

12	FINANCIAL INSTRUMENTS

The fair values of cash, pledged bank deposits, accounts receivable, accounts payable, bills payable, accrued expenses and other payables, and amounts due to related parties approximate their respective carrying amounts due to their short-term nature. The fair values of long-term loans approximate their carrying values as all the borrowings carry variable interest rates which approximate rates currently offered by the Group's bankers for similar debt instruments of comparable maturities

The following table summarizes the carrying amounts and the estimated fair values of the Group’s short-term and long-term bank loans, short-term investment and borrowings from related parties:

	December 31,
	2011		2012
	Carrying amount	Fair value	Carrying amount	Fair value

Short-term bank loans	334,686	334,686	130,015	130,015
Borrowings from related parties	1,388	1,388	752	752
Short-term investment	10,000	10,083	-	-
Long-term bank loans	-	-	121,381	121,381

The fair values were estimated by discounting the future cash flows using interest rates which approximate the rate for which financial institutions would charge borrowers with similar credit ratings and remaining maturities.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

13	EARNINGS PER SHARE

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Numerator:
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	117,691	128,886	176,045	28,257

Denominator:
Weighted average number of ordinary shares	149,169,106	149,811,784	148,602,762	148,602,762
Plus dilutive effect of outstanding share options	1,164,647	1,661,282	542,624	542,624
Weighted average number of ordinary shares	150,333,753	151,473,066	149,145,386	149,145,386

Basic earnings per ordinary share	0.79	0.86	1.18	0.19

Diluted earnings per ordinary share	0.78	0.85	1.18	0.19

During the years ended December 31, 2010, 2011 and 2012, the Company’s dilutive potential ordinary shares outstanding consisted of share options. The computation of diluted earnings per share for years ended December 31, 2010, 2011 and 2012 was based on net income attributable to ordinary shareholders of RMB117,691, RMB128,886 and RMB176,045 and included the potential dilutive effect of 2,566,411, 7,331,267 and 2,251,938 ordinary shares issuable upon exercise of employee share options by applying treasury stock method respectively. The Company excluded 3,667,760, nil and 5,511,651 ordinary shares issuable upon exercise of employee share option in the calculation of diluted earnings per share for the years ended December 31, 2010, 2011 and 2012, respectively, as their effect would be anti-dilutive.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

14	RELATED PARTY TRANSACTIONS

The significant related party transactions are summarized as follows:

		Year ended December 31,
		2010	2011	2012	2012
		RMB	RMB	RMB	US$

Rent expense	Note (a)	5,131	5,131	5,131	824
Borrowings from related parties	Note (b)	3,222	-	-	-
Repayment of borrowings from related parties	Note (b)	2,338	2,891	636	102
Interest expense on borrowings	Note (b)	75	-	-	-
Advances made to related parties	Note (c)	1,242	447	-	-
Collection of advances made to related parties	Note (c)	1,242	447	-	-
Commission to related parties	Note (d)	-	1,373	3,597	577

The amounts due to the related parties are summarized as follows:

		December 31,
		2011	2012	2012
		RMB	RMB	US$
Amounts due to related parties ─ current
Guangzhou Chujian Culture Media Co.,Ltd	Note (d)	322	2,601	417
Other		11	-	-
Total amount due to related parties - current		333	2,601	417

Borrowings from related parties ─ non-current
Meng Huifen	Note (b)	1,388	752	121
Total borrowings from related parties - non- current		1,388	752	121

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

14	RELATED PARTY TRANSACTIONS - continued

Notes:

(a)	The Group entered into operating lease agreements with certain noncontrolling interest shareholders of the Group’s subsidiaries. The related rent expense incurred during the years ended December 31, 2010, 2011 and 2012 amounted to RMB5,131, RMB5,131 and RMB5,131 (US$824), respectively.

(b)	Borrowings from related parties in 2010 consisted of debt borrowed from the noncontrolling interest shareholders of the Group’s subsidiaries by the respective subsidiaries. Details of the noncontrolling interest shareholders for such borrowings are listed out below:

Beijing Impression Hotel Management Co., Ltd. is the 30% noncontrolling interest shareholder of one of the Group’s subsidiaries, Beijing 7 Days Impression Hotel Management Co., Ltd.

Zhuang Qineng and Zhuang Shishi are the noncontrolling interest shareholders of one of the Group’s subsidiaries, Shenzhen 7 Days Baoda. As of December 31, 2010, 2011 and 2012, Zhuang Qineng and Zhuang Shishi, in aggregate, owned 35% of the equity interest in Shenzhen 7 Days Baoda.

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

Zhang Shuhong is the 35% noncontrolling interest shareholder of one of the Group’s subsidiaries, Ningbo Yiju Business Hotel Management Co., Ltd.

Meng Huifen is the 20% noncontrolling interest shareholder of one of the Group’s subsidiaries, Chengdu Four Seasons 7 Days Hotel Management Co., Ltd.

The Group repaid RMB636 of the borrowings from related parties during 2012. As of December 31, 2012, the balance represents debt borrowed from Meng Huifeng of RMB752 (US$121). It is unsecured and interest free and it is not expected to be repaid within 12 months.

(c)	During 2010 and 2011, the Group paid salary on behalf of Guangzhou Haoai Information Technology Co.,Ltd, (“Haoai”), a subsidiary of Guangzhou Chujian Culture Media Co., Ltd. (“Chujian”,formerly named Guangzhou Dian Xing Culture Communication Co.,Ltd) which is controlled by Zheng Nanyan. All the payments made on behalf of Chujian were repaid in full in the current year. As of December 31, 2012, no advance was made to related parties.

(d)	Since 2011, the Group entered into an agreement with Chujian under which the Group is required to pay commission to Chujian when the hotel room night booking is made via internet platform hosted by Chujian. The related commission expense incurred during the year ended December 31, 2010, 2011 and 2012 amounted to nil, RMB1,373 and RMB3,597 (US$577) respectively.

7 DAYS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands, except share data)

15	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group leases real estate properties on which it develops and operates hotels under operating lease agreements. The terms of these leases range from 10 to 15 years. Future minimum lease payments under these noncancelable operating lease agreements as of December 31, 2012 are as follows:

Year ending December 31,	RMB	US$

2013	635,740	102,043
2014	772,065	123,925
2015	778,684	124,987
2016	770,586	123,687
2017	744,144	119,443
Thereafter	3,341,072	536,279
Total	7,042,291	1,130,364

(b)	Capital commitments

As of December 31, 2012, the Group had contractual capital commitments of RMB43,858 (US$7,040) for construction of leasehold improvements.

(c)	Legal proceedings

In 2011, the landlord of a managed hotel brought a lawsuit alleging that 7 Days Shenzhen Limited ceased the operation of the managed hotel unilaterally and requested compensation of RMB8,000 (US$1,271) in the PRC.

In 2012, the Group has rental contract disputes with landlords of two leased-and-operated hotels which total RMB12,559 (US$2,016) involved.

Based on the information currently available and the opinion from the Group's external legal counsel, management considers that no accrual is required to be made as of December 31, 2012 in respect of these lawsuits because the likelihood of an adverse outcome is not probable.

The Group is also involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Group’s consolidated financial position, results of operations, or liquidity.

